Form 20-F
period 2002-12-31
LUCKY 1 ENTERPRISES INC
filed 2003-06-16
CIK 825171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 20-F

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission file number 016353

LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)
(Incorporated in the Province of British Columbia , Canada)

P.O. Box 10147, Pacific Centre, #1460 - 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6

Securities registered or to be registered pursuant to
Section 12(b) of the Act.

Name of each exchange
	Title of each class	on which registered

	Common Shares (no par value)	OTC Bulletin Board

Securities registered or to be registered pursuant to
Section 12(g) of the Act.

Lucky_1_2002_Form20F

As of May31_2003

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Summary

Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) [hereinafter referred to as the "Company", or "Lucky 1" or the "Registrant"] used to be a natural resource company and was engaged in the acquisition, exploration and if warranted the development of natural resource properties. Currently it is a holding Company with an interest in Lithium mineral properties which are located in Ontario, and has made an investment in a software for on-line gaming.

Lucky 1 is seeking opportunities of merit to acquire interests in. It should be noted that there are no assurances that Lucky 1 shall be successful in its attempts of seeking opportunities of merit to acquire interests in.

Furthermore, it should be noted that there is no assurance that commercial quantities of minerals can be discovered on the Company's Lithium properties. Even if discovered, there is no assurance that they will be commercially produced.

It should also be noted that the on-line gaming software may not generate any revenues to Lucky 1.

The Company's head office is located at: P.O. Box 10147, Pacific Centre, Suite 1460-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6. The telephone number is (604) 681-1519. The contact person is Bedo H. Kalpakian.

The Company used to have a wholly owned subsidiary, Blue Rock Mining, Inc. ("Blue Rock") which has been dissolved.

The Company's registered office and records office is located at: P.O. Box 10068, #1600 -609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3.

The auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

The Registrar and Transfer Agent for the common shares of the Company is Computershare Trust Company of Canada, located at the 9th floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 The telefax number is (416) 981-9800.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified and all capital stock figures presented herein are expressed in post-consolidated amounts.

Lucky_1_2002_Form20F

As of May31_2003

Exchange Rates

	Monthly High (1)	Monthly Low (1)
December 2002	$0.6338	$0.6416
January 2003	$0.6380	$0.6572
February 2003	$0.6539	$0.6738
March 2003	$0.6691	$0.6825
April 2003	$0.6784	$0.6976
May 2003	$0.7043	$0.7327

December 2001	$0.6327	$0.6351
January 2002	$0.6237	$0.6263
February 2002	$0.6255	$0.6277
March 2002	$0.6290	$0.6314
April 2002	$0.6312	$0.6332
May 2002	$0.64387	$0.6465

(1)     The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	For Year Ended December 31, 2002	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999
Average rate (2)	0.6367	$0.6458	$0.6733	$0.6730
High (3)	0.625	$0.6443	$0.6718	$0.6716
Low (3)	0.6531	$0.6471	$0.6748	$0.6746
(2)	The average exchange rate for the period has been calculated using the average yearly rate of the Bank of
Canada.
(3)	The high and low exchange rate in each period was determined from the average yearly rate of the Bank of
Canada.

All of the amounts in the above table are stated in U.S. currency. Accordingly, at the closing on December 31, 2002, the Canadian $1.00 (Dollar ) was equal to U.S. $0.6338. At the closing on May 31, 2003, the Canadian $1.00 (Dollar) was equal to U.S. $0.6453.

Information on the Company's probable sources and uses of cash and financing requirements is contained in Item 9 of this Annual Report.

Lucky_1_2002_Form20F

As of May31_2003

Background

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 and was registered extra-provincially in the Province of Ontario,

Canada on October 19, 1984. On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.". On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form. On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc. On May 2, 2002, Golden Nugget Exploration Inc. changed its name to Lucky 1 Enterprises Inc. ("Lucky 1").

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the "CDNX") as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and if warranted the development of natural resource properties and for a brief period of time, the Company, through its formerly owned Ecuadorian subsidiary, Armenonic del Ecuador S.A. ("Armenonic") operated the San Bartolome mine in Ecuador. Presently, the Company's interest in resource properties includes five groups of prospects containing lithium mineralization which are located in the Province of Ontario, Canada. The Company is currently a holding company and has made an investment in a gaming software.

The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings.

Lucky_1_2002_Form20F

As of May31_2003

RISK FACTORS

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

- Exploration and Development: All of the resource properties in which the Company has a clear or undisputed interest or the right to acquire a clear or undisputed interest in are in the exploration stages only and are without a known body of commercial ore. Development of the Company's resource properties will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities or grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.

- Environmental Factors: Should the Company decide to conduct any mineral exploration works then all phases of the Company's mineral exploration works shall be subject to environmental regulation in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

- Competition: The resource industry and the online gaming industry are intensely competitive in all of their respective phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable properties for exploration and other online gaming software in the future. The gaming software in which the Company has made an investment will compete against those of other new and developing companies as well as companies established in existing and other markets, some of which have greater financial, marketing, and other resources than those of the Company.

- Options and Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under option or joint venture agreements to which the Company may be a party, as a result of which, the Company may have its interest reduced in the properties that may be covered by such agreements. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to solely finance such costs.

- Reliance on the Internet and Internet Service Providers: The operation of the Company’s Gaming Software in which the Company has an interest will rely on the Internet as a means of promoting and selling the card games. Any changes in the Internet’s role as the premier computer network information service or any shutdown of Internet service by significant Internet service providers will impact the Gaming Software’s ability to generate revenue.

Lucky_1_2002_Form20F

As of May31_2003

- Product Obsolescence: The Internet continues to change and evolve in both its systems and its accepted methods of marketing.

- Marketplace: The Marketplace for the gaming software, which the Company has an interest in, is constantly undergoing changes.

- Marketing Plan: The Internet has not been established as a long term profitable medium for generating revenue specifically with gaming operations.

- Legal and Regulatory: The ability to profitably sell various products or servic es on the Internet is dependent upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to Internet Games are in their infancy and are dependent upon a number of political, economic and public interest factors.

- Title to Assets: Although the Company usually has or will receive title opinions for any concessions or properties in which it has or will acquire a material interest, there is no guarantee that title to such concessions or properties will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new land claims are being made by aboriginal people that call into question the rights granted by the governments of those countries.

- Political and Economic Instability: Some of the Company's exploration and development activities as well as the activities of its investment in online gaming might occur in foreign countries and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, social and industrial disturbances or upheavals, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in these countries may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, income taxes, expropriation or confiscation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of all or any of these factors cannot be accurately predicted.

- Management: The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

- Exchange Rate Fluctuation: The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into US dollars. The Company does not currently take any steps to hedge against currency fluctuations.

- Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Lucky_1_2002_Form20F

As of May31_2003

- Revenues and Dividends: The Company currently generates insignificant revenues and does not anticipate generating any meaningful revenues in the near future and, as a consequence, if it requires additional funds for exploration and development of its properties or for operating capital purposes, or for acquiring interests in other projects of merit, it will have to seek equity or debt financing which may or may not be available. Furthermore, the Company has not paid dividends in the past and does not expect to pay dividends in the future. In the event of generating any earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

- Requirement of New Capital: As a company without meaningful revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its assets. In the past, the Company has had to raise, by way of debt and equity financings, considerable funds to meet its capital needs. There is no assurance that the Company will be able to continue to raise funds needed for its business. Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

The Company is currently seeking the possibility of getting involved in projects of merit which may or may not be in the resource industry or in the online gaming industry. While at this point in time, the Company has not made a decision to get involved in a specific project, nevertheless there are a number of projects that the Company is preliminarily reviewing. In the event that the Company is successful in its efforts to get involved in projects of merit, then the Company will have to raise the required funds for such acquisitions. There is no assurance that the Company will succeed in raising the required funds for such acquisitions.

- U.S. Federal Income Tax Considerations: The Company is classified as a Passive Foreign Investment Company ("PFIC") for U.S. Federal Income Tax purposes. Classification as a PFIC will create U.S. Tax consequences to a U.S. shareholder of the Company that are unique to the PFIC provisions and that are not encountered in other investments. Prospective investors are advised to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of the Company.

- Penny Stock: The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market. Penny Stocks are low -priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company's securities are quoted for trading on the OTC Bulletin Board. Penny Stocks, such as the Company's securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the "bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade. In addition, to these items listed above the investors's brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

Lucky_1_2002_Form20F

As of May31_2003

ITEM 2. DESCRIPTION OF PROPERTIES

I. Lithium Properties, Ontario, Canada

The Company holds a 100% interest in 45 mining claims in five claim groups that are located in the Nipigon area of northwestern Ontario and which are: the Noranda-McVittie group, the Newkirk-Vegan group, the Jean Lake Group, the Hanson Lake group and the Foster-Lew group.

Name of Claim Group	No. of Claims
Noranda-McVittie	6
Newkirk-Vegan	8
Jean Lake	25
Hanson Lake	2
Foster-Lew	4

All claims have achieved "Mining Lease Status" declaring them in good standing for 21 years commencing from May 1, 1989 with respect to the Newkirk-Vegan group, June 1, 1989 with respect to the Noranda-McVittie and the Jean Lake groups, and February 1, 1990 with respect to the Hanson Lake and the Foster-Lew groups.

At the end of the year 2000, the Company wrote-off these properties.

It should be noted that there is no assurance that commercial quantities of minerals can be discovered on the Company's Lithium properties or, if discovered, that they can be developed or placed into commercial production. Furthermore, there are no known bodies of commercial ore on the Company's properties.

Property Option Agreement with Platinova A/S

On April 16, 2001, the Company entered into an Option Agreement with Platinova A/S ("Platinova"), a TSE listed company, whereby Platinova had the right to acquire an undivided 70% interest in the Company’s Lithium properties, as described above. Under the Option Agreement, Platinova was required to make staged cash payments to the Company totaling $54,712.13, was required to incur exploration expenditures on the Lithium properties in the amount of $250,000 prior to October 1, 2004, was required to pay the annual lease rental payments to keep the properties in good standing, and was required to fund all work to the point where Platinova would elect to proceed with a feasibility study. Upon earning the undivided 70% interest in the Lithium properties, Platinova could have, under certain terms and conditions, increase its undivided interest in the Lithium properties to 100% at which point in time, the Company’s interest in the Lithium properties would have been reduced to a 2% Net Smelter Return ("NSR") royalty. Platinova had the right until the commencement of commercial production to purchase one half of the Company’s NSR royalty for $1,000,000 leaving the Company with a 1% NSR royalty interest in the Company’s lithium properties. Pursuant to this Option Agreement, Platinova has made a cash payment to the Company in the amount of $4,712.13 and has made the annual lease rental payment of $2,212.13 for the year 2001. On November 22, 2001, Platinova formally advised the Company that it would not renew the Option Agreement on the due date of December 1, 2001, as a result of which, the Option Agreement has been terminated.

Lucky_1_2002_Form20F

As of May31_2003

II. On-line Gaming Software.

The Company has entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games (the "gaming software"). The Company has paid the agreed license fee of Canadian $200,000 for the gaming software to Las Vegas. The gaming software is equally owned by the Company and Las Vegas. Las Vegas shall be the operator of the gaming software and shall market the three card games. Las Vegas shall receive 60% of all future revenues that shall be generated from the operations of the gaming software and the Company shall receive 40%.

III. Securities of a related company.

The Company has acquired for investment purposes, 2,500,000 common shares in the capital of Las Vegas From Home.com Entertainment Inc., ("Las Vegas") a related company, at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. The 2,500,000 common shares in the capital of Las Vegas are restricted from trading until September 13, 2003. The Company may from time to time either increase of decrease its investment in Las Vegas.

ITEM 3. LEGAL PROCEEDINGS

The Company is not presently a party to any legal proceedings of any kind.

The Company's corporate legal counsel is Anfield Sujir Kennedy & Durno, Barristers and Solicitors, located at 1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

ITEM 4. CONTROL OF REGISTRANT

The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is neither directly nor indirectly owned or controlled by any other corporation or any foreign government.

The number of common shares without par value beneficially (indirectly or directly) owned by officers and directors of the Company as of May 31, 2003 are as follows:

Name of Director/Officer and Municipality	Number of Issued Capital	Percentage of the total Issued Share Capital**
Bedo H. Kalpakian Vancouver, BC, Canada	1,206,304 direct 192,807 indirect (1)	17.0%
Jacob H. Kalpakian Vancouver, BC, Canada	1,072,420 direct 192,807 indirect (1)	15.0%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil	0%
J. Wayne Murton Kelowna, BC, Canada	Nil	0%
Penilla Klomp Richmond, BC, Canada	Nil	0%
(1)	Of these shares, 5 are held by Texas Pacific Minerals Inc., and 192,802 are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

**	Based on 8,412,075 issued and outstanding common shares as of May 31, 2003

Lucky_1_2002_Form20F

As of May31_2003

As at May 31, 2003 the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian and Jacob H. Kalpakian	2,278,724 direct(1) 192,807 indirect (2)	29.38%
Interfranchise Inc.	1,525,000	18.13%
Penson Canada	1,500,000	17.83%
Beaumont Capital	1,000,000	11.88%
CDS & Co., Toronto, Ontario**	504,228	5.99%
Sayani Minhas	500,000	5.94%

(1) Of these common shares, 1,206,304 are held by Bedo H. Kalpakian directly, 1,072,420 are held by Jacob H. Kalpakian directly.

(2) Of these common shares, 192,802 shares are held by Kalpakian Bros. of B.C. Ltd., and 5 shares are held by Texas Pacific Minerals Inc., indirectly, private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

*	Based on 8,412,075 issued and outstanding common shares as of May 31, 2003.
**	Depository trusts which hold shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

Lucky_1_2002_Form20F

As of May31_2003

ITEM 5. NATURE OF TRADING MARKET

The common shares of the Company were listed for trading on the Vancouver Stock Exchange, British Columbia, Canada, on April 4, 1985. During May 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. During April 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share.

The following table sets forth the market price (Cdn$), range and trading volumes of the common shares on the CDNX for the periods indicated. All historical data has been changed to reflect the respective share consolidations. The trading symbol of the Company's common shares when they were listed on the CDNX was "GGG". The market price of the Company’s common shares at the close of trade on June 29, 2001, on the CDNX was Cdn $1.30 (post-consolidated). There were no trading activities on the Company’s securities on the CDNX from July 1 to July 31, 2001. The market price of the Company’s common shares at the close of trading on July 31, 2001, on the CDNX is therefore unavailable.

Canadian Venture Exchange ("CDNX")

Trading Range

Five Most Recent Financial Years	High	Low	Volume
1998	13.50	3.75	142,041
1999	18.75	7.50	387,845
2000	6.75	1.25	166,021
January 1 - June 30, 2001	2.00	1.10	74,619

Two Most Recent Financial Years
Year 2000
Jan 1 - Mar 31	$10.50	$6.00	94,041
Apr 1 - Jun 30	8.25	2.70	25,148
Jul 1 - Sep 30	4.30	2.75	24,491
Oct 1 - Dec 31	2.40	1.25	22,342

Lucky_1_2002_Form20F

As of May31_2003

ITEM 5. NATURE OF TRADING MARKET (Continued)

Canadian Venture Exchange ("CDNX")

Trading Range

	High	Low	Volume
Year 2001
Jan 1 - Mar 31	$ 1.90	$1.15	55,648
Apr 1 - Jun 30	2.00	1.10	18,971
Jul 1 - Jul 31	N/A	N/A	N/A
Aug 1 - Dec 31	N/A	N/A	N/A

Six Most Recent Months	N/A	N/A	N/A

On July 3, 2001, the Company’s securities were halted from trading on the CDNX pending clarification whether the Definitive Asset Purchase Agreement with MegaPools Gaming Systems Inc. (see Item 9 page 20) constituted a Reverse-Take-Over. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

The common shares of the Company were listed for trading on the Montreal Exchange, in the Province of Quebec, Canada, on January 15, 1988. The Company voluntarily de-listed its common shares from the Montreal Exchange on July 12, 1991.

The common shares of the Company were listed for trading on the NASDAQ SmallCap Market in Washington, DC, U.S.A., on May 11, 1988. On October 3, 1994, the Company's common shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's common shares have been listed for trading on the OTC Bulletin Board in the U.S.A. The current trading symbol of the Company’s common shares on the OTC Bulletin Board is "LKYOF". The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated. During May 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. During April 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. During May 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. All historical data has been changed to reflect the respective share consolidations.

Lucky_1_2002_Form20F

As of May31_2003

                                                                                OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	$ High	$ Low	Volume
1998	11.25	0.75	18,761
1999	14.90	4.50	156,243
2000	7.50	1.25	82,623
2001	1.60	0.35	82,480
2002	0.37	0.06	224,499

Two Most Recent Financial Years
Year 2001
Jan 1 - Mar 31	$1.25	$0.75	9,600
Apr 1 - Jun 30	1.50	0.50	6,420
Jul 1 - Sep 30	1.60	0.50	47,360
Oct 1 - Dec 31	0.50	0.35	19,100

Year 2002
Jan 1 - Mar 31	$0.07	$0.06	20,966
Apr 1 - Jun 30	0.08	0.06	67,433
Jul 1 - Sep 30	0.26	0.22	4,800
Oct 1 - Dec 31	0.57	0.37	131,300

Six Most Recent Months
December 2002	$0.61	$0.45	262,700
January 2003	0.61	0.33	21,700
February 2003	0.62	0.60	165,600
March 2003	0.75	0.60	190,900
April 2003	0.65	0.51	110,600
May 2003	0.68	0.22	210,500

Lucky_1_2002_Form20F

As of May31_2003

As of December 31, 2002, the Company had 7,287,075 post-consolidated (36,435,375 pre-consolidated) issued and outstanding common shares. The number of outstanding securities of the Company held in the United States and the number of recorded holders thereof were post-consolidated 150,738 (pre-consolidated 753,690) and 991 recorded shareholders respectively.

Effective April 29, 2000, the Company consolidated its share capital on a 15:1 basis, thereby reducing the authorized common shares to 13,333,333. Subsequently, the Company increased its authorized common shares to 200,000,000 common shares without par value. Effective May 2, 2002, the Company consolidated its share capital on a 5:1 basis, thereby reducing the authorized common shares to 40,000,000 common shares without par value. Subsequently, the Company increased its authorized common shares to 200,000,000 common shares without par value.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS

            AFFECTING SECURITY HOLDERS

(a) No governmental laws, decrees or regulations in the Province of British Columbia, Canada, restrict export or import of capital, including, but not limited to, foreign exchange controls, or affect the remittance of dividends, interest or other payments to non-resident holders of the Registrant's securities.

(b) There are no limitations on the right of non-resident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of the Registrant.

ITEM 7. TAXATION

General

The following comments summarize the material Canadian and U.S. Federal Income Tax consequences for a shareholder of the Registrant who is a non-resident of Canada and who is a resident of the United States subject to taxation under the laws of the United States.

The following is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act") and regulations thereunder, the U.S. Internal Revenue Code of 1986 (the "Code") and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the "Convention"), the current administrative policies and practices published by Revenue Canada or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

The following is intended to be a general description of the Canadian and U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law. Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of LUCKY 1 ENTERPRISES INC.

Lucky_1_2002_Form20F

As of May31_2003

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Dividends on Common Stock

Under the Tax Act, a non-resident of Canada is subject to withholding tax at the rate of 25% on dividends from a corporation resident in Canada. The Convention reduces this rate to 15% for a shareholder resident in the United States. Withholding tax is further reduced to 5% if the United States resident shareholder is a corporation that beneficially owns at least 10% of the voting stock of the corporation paying the dividend.

Exemptions from Withholding Tax

The Convention provides exemption from Canadian income tax on dividends paid to religious, scientific, literary, educational or charitable organizations or to an organization constituted and operated exclusively to administer or provide benefits under one or more pension, retirement or employee benefit funds or plans. To qualify for exemption such organizations must be resident in the United States and be exempt from income tax under the laws of the United States.

Dispositions of Common Stock

The following comments apply only to a shareholder whose Common stock constitutes capital property to him for purposes of the Income Tax Act.

Common stock will generally constitute capital property unless the holder is a trader or dealer in securities or is engaged in a venture in the nature of trade in respect of Common Stock.

Common stock of a resident public corporation will constitute taxable Canadian property of a shareholder at a particular time if at any time in the preceding five (5) years, 25% or more of the issued shares of any class of the capital stock of the Registrant belonged to the non-resident shareholder, persons with whom the non-resident did not deal at arm's length, or to the non-resident shareholder and persons with whom the non-resident shareholder did not deal at arm's length.

Under the Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains from dispositions of taxable Canadian property and may deduct allowable capital losses from dispositions of taxable Canadian property. If the shares are considered taxable Canadian property, the vendor may be required to withhold tax pursuant to section 116 of the Tax Act.

Upon disposal of capital property the amount, if any, by which a taxpayer's proceeds of disposition exceed or are exceeded by the adjusted cost base of the capital property (including expenses of disposition) represent the capital gain (or loss) on disposition of the capital property. One half of the gain (the "taxable capital gain") is brought into income and taxed at normal rates. One half of the loss (the "allowable capital loss") can be deducted from taxable capital gains realized in the same year. Pursuant to the Federal Budget which was announced on February 28, 2000, the taxable capital gain and allowable capital loss inclusion rate was reduced from three-fourths to two-thirds for dispositions after February 27, 2000. On October 18, 2000 the Federal Budget further reduced the inclusion rate from two-thirds to one-half for dispositions after October 17, 2000. For dispositions of taxable Canadian property any excess of allowable capital losses over taxable capital gains becomes a "net capital loss" which can be carried to other years to reduce taxable capital gains from the disposition of such property.

Lucky_1_2002_Form20F

As of May31_2003

The Convention gives protection to United States residents from Canadian tax on certain gains derived from the alienation of property. There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada. Protection under the Convention will be available as long as the Registrant remains a Canadian public corporation or its shares continue to be listed on a prescribed stock exchange.

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a "deemed disposition" under the Tax Act, including the "deemed disposition" arising upon the death of a taxpayer.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

LUCKY 1 ENTERPRISES INC. ("Lucky 1") is classifie d as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

1) 75% or more of its gross income has been passive;

2) The average percentage of its assets producing passive income is at least 50%.

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Lucky 1.

Since Lucky 1 has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in Lucky 1, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

Generally, a U.S. shareholder will realize ordinary income on the receipt of cash dividends or property distributions from an investment in the shares of a foreign corporation to the extent such dividends are paid out of the foreign company's current accumulated earnings and profits. To the extent of any withholding taxes, both individual and corporate investors must include such taxes in income and, in turn, claim a foreign tax credit. Certain corporate investors are also entitled to gross up the underlying foreign corporate income taxes and claim a foreign tax credit.

Thus, under the general rule, no U.S. federal income tax consequences occur until an actual dividend is paid. Although this general rule can apply in a PFIC investment, there are significant deviations from this general rule and many elections available to a U.S. shareholder that can alter the U.S. federal income tax consequences. Such consequences will be unique to each U.S. shareholder.

Lucky_1_2002_Form20F

As of May31_2003

In the absence of any PFIC elections, a U.S. shareholder of a PFIC, will be taxed under the excess distribution method. Under this method, where a current year dividend exceeds 125% of the average of dividends during the preceding three taxable years, the excess must be allocated rateably to each day in the taxpayer's holding period.

The amount of the excess allocated to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income for the year of the distribution. The remainder of the excess is not included in gross income, but the U.S. shareholder must pay a deferred tax amount by allocating the remaining excess to all PFIC years, recomputing the tax for each PFIC year and computing and paying the resultant interest on the recomputed tax for each PFIC year. As indicated above, foreign tax credit relief is available for withholding taxes for both individual and corporate investors. Relief for underlying corporate tax is only available for certain corporate investors.

Under the excess distribution method, gain on the disposition of PFIC shares results in the same allocation process; gross income inclusion; tax recomputation; and interest charge as an excess distribution.

In lieu of the excess distribution method, a U.S. shareholder may elect to treat a PFIC as a Qualified Electing Fund ("QEF") and be taxed under the QEF method. If that election is made, the U.S. shareholder will be taxed currently on its pro-rata share of the earnings of the QEF. The current income inclusion eliminates the interest charge under the excess distribution method. Thus, unlike the excess distribution method that requires the receipt of cash from an actual dividend or sale, the QEF method invokes taxation without the receipt of cash.

A shareholder that makes a QEF election may, or may not, remain subject to tax under the excess distribution method. If the U.S. shareholder makes the QEF election for the foreign corporation's first tax year as a PFIC that is included in the shareholder's holding period, the excess distribution will not apply to the shareholder. Thus, this type of shareholder will include its pro-rata share of PFIC earnings as a dividend, claim the appropriate foreign tax credit, and not face any interest charge.

If the shareholder makes the QEF election at a later time, in the absence of any other PFIC election, current taxation under the QEF method will apply prospectively. However, the excess distribution method continues to apply prior to the effective date of the QEF election.

If the shareholder makes the QEF election at a later time, the shareholder has an additional option to make a purging election. If a purging election is made, the PFIC stock would be treated as if it were sold and the gain treated as an excess distribution requiring: a gross income inclusion; allocation to PFIC years in the shareholder's holding period, a tax recomputation for PFIC years in the shareholder's holding period; and an interest charge payment. As a result of the purging election, thereafter the excess distribution method would not apply to that shareholder.

Under the QEF method, the U.S. shareholder has another option. In lieu of paying the tax on its pro-rata share of PFIC earnings, the U.S. shareholder in a QEF on the last day of the QEF's tax year may elect to extend the time for payment of any of its undistributed PFIC earnings tax liability for the tax year. If the election is made, the election is treated as an extension of time to pay tax and, thus, the U.S. shareholder is liable for interest.

Lucky_1_2002_Form20F

As of May31_2003

In lieu of any of the above-described methods, since Lucky 1 is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

A U.S. shareholder of a PFIC may make a mark to market election for marketable PFIC stock. If the election is made, the shareholder includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder's adjusted basis in the stock. Decreases in market value are allowed as deductions, within certain prescribed limits.

Generally, under the mark to market election, the general PFIC rules under the excess distribution method and QEF method do not apply. However, if the mark to market election is made after a U.S. shareholder has maintained its investment, there are provisions that ensure that the interest charge on amounts attributable to periods before the election is not avoided.

PERSONS CONSIDERING THE PURCHASE OF COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF CANADIAN, U.S. AND OTHER TAX LAWS TO THEIR PARTICULAR SITUATION.

ITEM 8. SELECTED FINANCIAL DATA

The selected financial data in Table I has been derived from the consolidated financial statements of LUCKY 1 ENTERPRISES INC. (formerly Golden Nugget Exploration Inc.) which have been prepared in accordance with accounting principles generally accepted in Canada. The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 19 of this Annual Report. All monetary data herein is stated in Canadian dollars.

See Exchange Rates on page 3.

TABLE I

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Operating revenue	$ -	$ -	$ -
Net loss	$ 449,397	$291,116	$473,149
Basic loss per common share	$ 0.12	$ 0.45	$ 0.98
Fully diluted loss per common share	$ 0.12	$ 0.45	$ 0.98
Total assets	$ 52,953	$ 55,422	$ 45,508
Long term-obligations	$ -	$ -	$ -
Cash dividends	$ -	$ -	$ -

Lucky_1_2002_Form20F

As of May31_2003

The Company was incorporated by Memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984.

Had the financial statements of Lucky 1 Enterprises Inc. been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed per Table II.

TABLE II

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net loss	$ 449,397	$291,116	$454,697
Basic loss per common share	$ 0.12	$ 0.45	$ 0.95
Diluted loss per common share	$ 0.12	$ 0.45	$ 0.95
Total assets	$ 52,593	$ 55,422	$ 45,508

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 12 to the financial statements included in Item 19 of this Annual Report.

Lucky_1_2002_Form20F

As of May31_2003

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The year 2002 proved to be a difficult year for the Company. Nevertheless, during these difficult times, the Company was able to survive and continue its operations uninterruptedly.

During the twelve month period ended December 31, 2002, the company had a net loss of $449,397 ($0.12 per share) compared to a net loss of $291,116 ($0.45 per share) in the same period of 2001. Operating expenses during the year amounted to $449,753 as compared to $303,483 in the year 2001.

On April 16, 2001, the Company entered into an Option Agreement with Platinova A/S ("Platinova"), a TSE listed company, whereby Platinova had the right to acquire an undivided 70% interest in the Company’s Lithium properties which are all located in the Province of Ontario, Canada ("Company’s properties"). Under the Option Agreement, Platinova was required to make staged cash payments to the Company totaling $54,712.13, was required to incur exploration expenditures on the Company’s properties in the amount of $250,000 prior to October 1, 2004, was required to pay the annual lease rental payments to keep the properties in good standing, and was required to fund all work to the point where Platinova would have elected to proceed with a feasibility study. Upon earning the undivided 70% interest in the Company’s properties, Platinova could have, under certain terms and conditions, increased its undivided interest in the Company’s properties to 100% at which point in time, the Company’s interest in the Company’s properties would have been reduced to a 2% Net Smelter Return ("NSR") royalty. Platinova had the right until the commencement of commercial production to purchase one half of the Company’s NSR royalty for $1,000,000 leaving the Company with a 1% NSR royalty interest in the Company’s properties. Pursuant to this Option Agreement, Platinova has made a cash payment to the Company in the amount of $4,712.13 and has made the lease payment of $2,212.13 for the year 2001. On November 22, 2001, Platinova formally advised the Company that it would not renew the Option Agreement on the due date of December 1, 2001, as a result of which, the Option Agreement has terminated.

On June 22, 2001, the Company signed a Definitive Asset Purchase Agreement (the "Agreement") with MegaPools Gaming Systems Inc. (MPGS), a privately owned development stage gaming software and product developer. The Agreement, which was amended on July 4th, 2001, was expected to close on or before September 17, 2001, and was subject to certain Conditions Precedent, including due diligence, Board and Shareholder Approvals, and the delisting of the Company’s shares from the Canadian Venture Exchange ("CDNX"). In consideration for all of the MPGS assets, including all business plans, contracts, software, and intellectual property rights, the Company was required to issue to MPGS approximately 758,785 (post-consolidated) common shares and 300,000 (post-consolidated) warrants to purchase the Company’s common shares at an exercise price of US $1.60 per common share. Upon closing, four of the existing five Directors of the Company were required to resign. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001. In respect to the due diligence, the Company hired the services of Evans & Evans Inc., of Vancouver, BC, to prepare a Valuation Report to determine the fair market value of the MPGS Assets. Upon receiving the Valuation Report the Company decided not to proceed with the contemplated transaction, as a result of which, the Company did not hold the Extraordinary General Meeting of its Members which was scheduled for October 15, 2001.

Lucky_1_2002_Form20F

As of May31_2003

On February 7, 2000, Mr. Stephen J. Kay ("Mr. Kay") of Scottsdale, Arizona, USA, joined the Company’s Board of Directors. On February 18, 2002, Mr. Kay tendered his resignation as a director of the Company in order to pursue other business interests.

The Company’s Annual and Special General Meeting of its Shareholders was held in Vancouver, British Columbia on April 29, 2002. All the resolutions that were proposed by Management received the approval of the Company’s shareholders. Furthermore, there was no other business brought before the meeting. The Special Resolutions to consolidate the Company’s authorized share capital on the basis of 5 (old) common shares for 1 (new) common share without par value was approved by 98.19% of the Company’s shareholders that were present in person or represented by proxy, to change the name of the Company to "Lucky 1 Enterprises Inc." was approved by 98.37% of the Company’s shareholders that were present in person or represented by proxy, and, for the reduction in the paid up capital attributable to the common shares of the Company by the amount by which it exceeds the realizable assets of the Company was approved by 99.06% of the Company’s shareholders that were present in person or represented by proxy.

As of August 1, 2001 up to and including May 13, 2002 the Company’s common shares traded on the OTC Bulletin Board in the U.S.A. under the trading symbol "GNGTF".

As of May 2, 2002, the Company has changed its name to Lucky 1 Enterprises Inc., its share capital has been consolidated on the basis of 5 (old) common shares for 1 (new) common share without par value and its authorized share capital has been increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

Pursuant to a Director’s Resolution dated February 20, 2002, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement became effective on November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

The Company had no sales during the years ended December 31, 2002, 2001, and 2000.

The Company has adopted a formal Stock Option Plan (see Exhibit#B3) for the purchase of up to 713,707common shares of the Company (the "Company’s 2002 Stock Option Plan"). On October 9, 2002, the Company filed Form Type S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company’s 2002 Stock Option Plan.

Lucky_1_2002_Form20F

As of May31_2003

The Board of Directors of the Company resolved to adopt a 2003 Stock Option Plan (the "2003 Plan") [see Exhibit#B4] which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital stock of the Company. The 2003 Stock Option Plan will be in addition to the existing 2002 Stock Option Plan (713,707 authorized for granting) under which 713,699 stock options are currently outstanding.

The Company’s most recent Annual General Meeting of its shareholders was held in Vancouver, British Columbia on Thursday, May 29, 2003. All the resolutions that were proposed by Management received approval of the Company’s Shareholders. Furthermore, there was no other business brought before the meeting. Shareholder Approval was 99.99% with respect to Smythe, Ratcliffe, Chartered Accountants who were appointed as the Company’s Auditors, and who have agreed to be engaged as auditors of the Company. Shareholder approval was 99.97% to approve the Company’s 2003 Stock Option Plan (the "Plan") which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital of the Company. The Plan will be in addition to the existing 2002 Stock Option Plan under which 713,707 stock options are authorized for granting and under which 713,699 stock options are currently outstanding.

On November 4, 2002, the Company entered into a licensing agreement (see Exhibit#B6) with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games (the "gaming software"). Pursuant to this licensing agreement the Company has paid a one-time-only license fee of Canadian $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the gaming software and as a result of whic h the gaming software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the gaming software and shall market the three games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the gaming software and the Company shall receive 40%. No revenues were generated from the gaming software during the year 2002.

The Company acquired for investment purposes, 2,500,000 common shares in the capital of Las Vegas for the amount of Canadian $250,000. The Company may from time to time either increase or decrease its investment in Las Vegas. The 2,500,000 commons shares in the capital of Las Vegas are restricted from trading until September 13, 2003.

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia [See Exhibit#B5-(3){part of Exhibit#B5}] of their resignation as the Company’s auditors. Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia (hereinafter referred to as "Smythe Ratcliffe") {See Exhibit#B5-(4){part of Exhibit#B5}] have agreed to be engaged as auditors of the Company. Shareholders of the Company approved the appointment of Smythe Ratcliffe as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. The Reporting Package required pursuant to National Policy 31 (Canada) is included. (See Exhibit#B5).

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States, and required by the SEC, is included in Note 12 of the financial statements included in Item 19 of the Annual Report.

Lucky_1_2002_Form20F

As of May31_2003

A. LIQUIDITY

The Company has financed its operations mainly by means of equity financings through private placements and also through the exercise of incentive stock options and share purchase warrants.

During January 2000, the Company completed a non-brokered private placement which consisted of 26,667 (post-consolidated) units at $11.25 per unit in the capital of the Company for total proceeds of $300,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share in the capital of the Company at the price of $11.25 in the first year and at $15.00 in the second year. In connection with this private placement, the Company paid a finder’s fee by the issuance of 1,333 (post-consolidated) common shares in the capital of the Company.

During December 2000, the Company completed the private placement financing which was announced on October 16, 2000. The private placement consisted of 140,000 units at $1.20 per unit in the capital of the Company, for total proceeds of $168,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable for a period of two years at a price of $1.60 per share.

As a result of an oversubscription, the Company has issued a total number of 6,440,000 units of the Company instead of the originally announced number of 5,000,000 units of the Company. The non-brokered Private Placement was originally announced on May 17, 2002. All of the 6,440,000 units of the Company have been issued at the price of Canadian $0.05 per unit for total proceeds of Canadian $322,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. The non-brokered Private Placement Financing was closed in three stages and which are as follows: on June 19, September 4 and September 24, 2002 respectively. The proceeds of the non-brokered Private Placement Financing have been used for general working capital.

On September 24, 2002, the Company entered into a full and final Settlement Agreement (Exhibit #B1) with an investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the investor to purchase one additional common share in the capital of the company for a period of two years at a price of $0.24 per common share. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor. Pursuant to the terms and conditions of the full and final Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by the issuance of 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

Lucky_1_2002_Form20F

As of May31_2003

On October 7, 2002, the Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the capital of the Company at the price of Canadian $0.40 per common share for total proceeds of up to Canadian $1,600,000. There will be a finder’s fee of 10% payable to an arm’s length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital. The 1st tranche of the non-brokered Private Placement closed on March 11, 2003 by the issuance of 1,125,000 common shares in the capital of the Company for proceeds of Canadian $450,000. This 1st tranche is subject to a hold period expiring on March 10, 2004.

As at December 31, 2002, the Company had a working capital deficit of $164,169. During 2003, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. During 2002, the Company had no earnings whatsoever and does not expect to have any meaningful earnings in the future. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

On March 11, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company acquired, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. The 2,500,000 common shares in the capital of Las Vegas have a hold period expiring September 13, 2003. The Company may in the future either increase or decrease its investment in Las Vegas. This transaction received the final approval of the TSX Venture Exchange on May 12, 2003.

On March 15, 2001, the Company received a total of $34,990 from two directors exercising a total of 20,583 (post-consolidated) incentive share purchase options. The proceeds received have been applied towards general working capital.

During the year ended December 31, 2002 no stock options or warrants were exercised.

On July 18, 2001, the Company received a total of $141,344 from two directors exercising a total of 88,340 (post-consolidated) share purchase warrants attached to a non-brokered Private Placement dated October 16, 2000. The proceeds received have been applied towards general working capital.

During the period ended December 31, 2000, the Company received a total of $35,658 from directors exercising a total of 4,322 (post-consolidated) incentive share purchase options. The proceeds received were utilized towards general working capital.

B. CAPITAL RESOURCES

As of May 31, 2003, the Company has granted 713,699 stock options to directors and employees which are exercisable at Cdn $2.25 (with respect to 17,699 options) and U.S. $0.50 (with respect to 696,000 options) per common share and, furthermore, there are share purchase warrants outstanding pursuant to which up to 6,440,000 common shares in the capital of the Company, exercisable at various prices ranging from Cdn $0.15 to Cdn $0.20 per common share, could be issued between June 17, 2003 and September 20, 2004. In the event that any of the stock options or warrants are exercised, then any funds that may be received from the exercise of stock options or warrants shall be used by the Company as general working capital.

Lucky_1_2002_Form20F

As of May31_2003

On May 17, 2002, the Company announced a non-brokered Private Placement Financing with certain Company Directors and individuals for up to 5,000,000 Units of the Company’s securities at the price of Canadian $0.05 per Unit, for total proceeds of Canadian $250,000. As a result of an oversubscription, the Company has issued a total of 6,440,000 units of the Company at a price of Cdn$0.05 per unit for total proceeds of Cdn$322,000. The non-brokered Private Placement Financing was closed in three stages on June 19th, September 4th and September 24th, 2002 respectively.

On September 24, 2002, the Company entered into a full and final settlement Agreement (see Exhibit#B1) with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the investor to purchase an additional common share in the Capital of the Company for a period of two years at a price of Canadian $0.24 per common share. As a result of the Company not closing the Private Placement, the 150,000 units in the Capital of the Company were not issued to the Investor. Pursuant to the terms and conditions of the final Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by the issuance of 150,000 common shares in the capital of the Company which are subject to a hold period expiring October 2, 2003.

On October 7, 2002, the Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the capital of the Company at the price of Canadian $0.40 per common share for total proceeds of up to Canadian $1,600,000. There will be a finder’s fee of 10% payable to an arm’s length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Pla cement Financing will be used for general working capital. As at December 31, 2002, $250,000 in the capital of the Company were subscribed for but were not issued. On March 11, 2003, the Company closed the first tranche of the non-brokered Private Placement Financing by issuing 1,125,000 common shares in the capital of the Company at a price of Canadian $0.40 per common share for total proceeds of Canadian $450,000. This first tranche is subject to a hold period expiring March 4, 2004. The Company antic ipates that the remaining 2,875,000 common shares in the capital of the Company will be subscribed for and issued in the near future. The current and future proceeds will be used for general working capital purposes.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, to acquire, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. The Company may in the future either increase or decrease its investment in Las Vegas. The final approval of the TSX Venture Exchange was received by Las Vegas on May 12, 2003. The Las Vegas common shares owned by the Company have a hold period which expires on September 13, 2003.

Lucky_1_2002_Form20F

As of May31_2003

As at December 31, 2002, the Company had a working capital deficit of $164,169. During 2003, the Company intends to seek equity and/or debt financings through either private placement and/or public offerings and/or loans. Management’s efforts are directed towards pursuing opportunities of merit for the Company. The Company had no earnings during 2002 and does not expect to have any meaningful earnings in the future. However, in the past, the Company has been successful in securing equity or debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations, it is the Company’s intention to pursue these methods for future funding of the Company.

C. RESULTS OF OPERATIONS

The Company is currently seeking the possibilities of getting involved in projects of merit which may or may not be in the resource industry. While at this point in time, the Company has not made a decision to get involved in a specific project, nevertheless there are a number of projects that the Company is preliminarily reviewing.

During the year ended December 31, 2000, the Company wrote off its Lithium properties.

During the year ended December 31, 2002 there were no investor relations contract undertaken by the Company. However, the Company’s management is engaged in an on-going internal promotion of the Company’s daily activities and development.

During the twelve month period ended December 31, 2002, the Company had a net loss of $449,397 ($0.12 per share) compared to a net loss of $291,116 ($0.45 per share) and 473,149 ($0.98 per share) in the same period of years 2001 and 2000. Operating costs have increased from the comparable period of the prior year: 2002: $449,753; 2001: $303,483; 2000 $433,873. Costs relating to software development contributed mainly to the increase in operating costs.

As at September 1, 2001, the Company’s proportionate share of office expenses which it shares with Las Vegas From Home.com Entertainment Inc. (a company related by common management and directors) has been reduced to 10%.

Advertising and promotion expenses in 2002 were $50; 2001 were $1,147; 2000 were $5,164; the salaries and benefits during the period ended December 31, 2002 were $7,323; (2001: $36,161; 2000: $48,227) Breakdown of Salaries and benefits totalling $ 7,323 are as follows: Payroll- $1,289, Employee benefits-$5,413 and Automobile- $621. The payroll is for 3 employees. Employee benefits consist of medical, dental and long-term disability for the employees and certain directors of the Company. The automobile costs relate to parking costs, automobile repairs, and gas bills incurred by certain directors and an employee of the Company.

No exploration expenditures were incurred during the years 2002, 2001, and 2000. No sales were generated during 2002, 2001, and 2000. Depreciation expenses in 2002 were $6,687; 2001 were $9,190; and 2000 were $8,293; Finance, interest and foreign exchange losses during 2002 were $8,908; 2001 were $14,279; and 2000 were $5,098;

Lucky_1_2002_Form20F

As of May31_2003

The write-down of mineral properties during 2002 was Nil; 2001 was $Nil; and 2000 was $40,650; Under Canadian GAAP, the Company had a net loss of $449,397 in 2002; $291,116 in 2001; and $473,149 in 2000; the Company had basic and diluted net loss per common share of $0.12 in 2002; $0.45 in 2001; $0.98 in 2000; (See Item 8. Selected Financial Data, Page 19, Table II for U.S GAAP).

As of May 2, 2002, the Company changed its name to Lucky 1 Enterprises Inc. Its share capital was consolidated on the basis of 5 (old) for 1 (one) new common share without par value and its authorized capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday May 14, 2002, the common shares of Golden Nugget Exploration Inc. were de-listed, and the common shares of Lucky 1 Enterprises inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

The Company adopted a Formal Stock Option Plan for the purchase of up to 713,707 common shares in the capital of the Company (the Company’s "2002 Stock Option Plan"). On October 9, 2002 the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company’s 2002 Stock Option Plan.

The Board of Directors of the Company resolved to adopt a 2003 Stock Option Plan (the "2003 Plan") [see Exhibit#B3] which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital stock of the Company. The 2003 Plan will be in addition to the existing 2002 Stock Option Plan under which 713,707 are authorized for granting and under which 713,699 are currently granted and outstanding.

On November 4, 2002, the Company entered into a Licensing Agreement (see Exhibit #6) with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games (the "Gaming Software") Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of Canadian $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the Gaming Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.

The Company has acquired for investment purposes, 2,500,000 common shares in the capital of Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. The 2,500,000 common shares in the capital of Las Vegas have a hold period expiring on September 13, 2003. The Company may from time to time either increase or decrease its investment in Las Vegas.

The Company had no earnings during 2002 and does not expect to have any meaningful earnings in the future. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Lucky_1_2002_Form20F

As of May31_2003

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

As of May 31, 2003 the name, municipality and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Principal occupation for the past five years	Term of Office
Bedo H. Kalpakian* Vancouver, B.C. Canada	President and Director	President of Registrant; Chairman of Las Vegas From Home.com Entertainment Inc.	1991 to Present
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	Vice President of Registrant; President of Las Vegas From Home.com Entertainment Inc	1991 to Present
Gregory T. McFarlane* Las Vegas, NV, USA	Director

May 1997 to Feb 1998 - Disk Jockey with Clear Channel Broadcasting, Las Vegas, NV, USA

March 1998 to March 1999 - Disk Jockey with Lotus Broadcasting, Las Vegas, NV, USA

June 1999 to April 2000 - Race & Sports Book Writer with Ballys Hotel & Casino, Las Vegas, NV, USA

May 2000 to August 2001-Advertising Copywriter with DRGM Advertising and Public Relations in Las Vegas, NV, USA

September 2001 to present  - Freelance advertising copywriter, Las Vegas, NV, USA

1992 to Present
James Wayne Murton* Kelowna, BC Canada	Director	President of J.W. Murton & Associates, a private geological engineering and mining services co.	1999 to Present
Penilla Klomp Richmond, B.C. Canada	Corporate Secretary	Office Administrator - FineLine Consultants & Contractors, September 1994 - December 2002	April 27, 2003 to Present

*Members of audit committee.

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian. All directors serve for a term of one year until the next annual general meeting.

Lucky_1_2002_Form20F

As of May31_2003

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2002 amounted to Cdn $145,796. The Company has a medical insurance plan for its officers, directors and employees. No plan is presently in effect regarding directors' and officers' pension, retirement or other similar benefits.

Pursuant to indemnity agreements dated April 1, 1993, April 15, 1999, April 1, 2002 and May 1, 2003, between the Registrant and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, J.W. Murton and Penilla Klomp (collectively "the Directors and Officers"), the Registrant agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Registrant. The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements. (See Exhibit #B2 - Indemnity Agreement dated May 1, 2003.with Penilla Klomp)

ITEM 12. OPTIONS TO PURCHASE AND WARRANTS TO ISSUE SECURITIES

Stock Options

From time to time, the Company grants stock options to its directors and employees on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury.

As of May 31, 2003 outstanding directors and employee’s stock options to purchase common shares in the Company totalled 713,699 and which are as follows:

Optionee	Expiry Date	Shares under Option *	Exercise Price per Share $
Directors	April 9, 2004	1,659	2.25 CDN
	May 26, 2004	4,229	2.25 CDN
	October 5, 2004	3,240	2.25 CDN
	February 3, 2005	7,771	2.25 CDN
	March 21, 2004	346,000	0.50 U.S.
Employees	April 9, 2004	800	2.25 CDN
	September 21, 2003	350,000	0.50 U.S.
	TOTAL:	713,699

* One option is required to buy one common share.

Warrants

As of May 31, 2003, there are 6,440,000 share purchase warrants outstanding to acquire common shares of the Company.

Lucky_1_2002_Form20F

As of May31_2003

The summary of the warrants outstanding are as follows:

Private Placement Agreement Date	Placee	No. of Warrants*	Exercise Price per share $	Expiry Date
Non-Brokered Private Placement Dated May 17, 2002 1st Tranche	4 investors	2,700,000	0.15	June 17, 2003
			0.20	June 17, 2004
Non Brokered Private Placement Dated May 17, 2002 2nd Tranche	5 investors	1,740,000	0.15	August 30, 2003
			0.20	August 30, 2004

Non Brokered Private Placement Dated May 17, 2002 3rd Tranche	1 investor	2,000,000	0.15	September 20, 2003
			0.20	September 20, 2004
	TOTAL:	6,440,000

* One warrant is required to buy one common share.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the twelve month period ended December 31, 2002, the Company paid management fees totalling $ 140,000 indirectly to Bedo H. Kalpakian and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company pursuant to a Management Services Agreement dated February 20, 2002.

On February 20, 2002, pursuant to a Directors’ Resolution, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement became effective on November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

Pursuant to the non-brokered private placement dated October 16, 2000, Bedo H. Kalpakian and Jacob H. Kalpakian subscribed for a total of 100,000 Units at a price of $1.20 per Unit in the capital of the Company for total proceeds of $120,000. Each unit consisted of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at the price of $1.60 per common share. On March 15, 2001, a total of 20,583 stock options were exercised by Bedo H. Kalpakian and Jacob H. Kalpakian, for total proceeds of $34,990. On July 18, 2001, a total of 88,340 share purchase warrants were exercised by Bedo H. Kalpakian and Jacob H. Kalpakian, for total proceeds of $141,344.

Lucky_1_2002_Form20F

As of May31_2003

Pursuant to a non-brokered private placement dated May 17, 2002, Bedo H. Kalpakian and Jacob H. Kalpakian subscribed for a total of 2,300,000 Units of the Company’s securities at a price of Cdn $0.05 per Unit in the capital of the Company for total proceeds of Cdn $115,000. Each Unit consists of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share in the capital of the Company at an exercise price of Cdn $0.15 per common share if exercised in the first year and at an exercise price of Cdn $0.20 per common share if exercised in the second year. The Units that have been issued are subject to a hold period expiring June 17, 2003.

Stock Options granted to Management: Bedo H. Kalpakian and Jacob H. Kalpakian are as follows:

Stock Option Agreement Date	Director	No. of Options*	Exercise Price per option $	Expiry Date
April 9, 1999	Jacob H. Kalpakian	1,659	CDN $2.25	April 9, 2004
October 5, 1999	Bedo H. Kalpakian	1,620	CDN $2.25	October 5, 2004
October 5, 1999	Jacob H. Kalpakian	1,620	CDN$2.25	October 5, 2004
February 3, 2000	Bedo H. Kalpakian	3,333	CDN $2.25	February 3, 2005
February 3, 2000	Jacob H. Kalpakian	3,333	CDN $2.25	February 3, 2005
March 21, 2003	Bedo H. Kalpakian	173,000	U.S. $0.50	March 21, 2004
March 21, 2003	Jacob H. Kalpakian	173,000	U.S. $0.50	March 21, 2004
	Total aggregate:	357,565

*one option is required to buy one common share.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors. The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations"). During the twelve month period ended December 31, 2002, Las Vegas has paid to the Company the sum of Canadian $ 174,170 for Las Vegas obligations which are as follows: Payroll expenses of $142,351 and other expenses of Cdn $31,819. During the twelve month period ended December 31, 2002, the Company has paid to Las Vegas the sum of Cdn $5,153 for office rent. As at December 31, 2002, the Company advanced Las Vegas the sum of Cdn $26,821 which is to be applied towards future office rent. This amount of Cdn $26,821 bears interest at prime plus 1% and is payable on demand.

The Company was charged the amount of Cdn $17,997 ($60 during 2002; $3,112 during 2001; $3,638 during 2000; and $11,187 during 1998) for geological consulting services by J.W. Murton & Associates, a private company which is owned by J. Wayne Murton, a director of the Company. As at December 31, 2002, the amount of $17,997 remains as payable.

Lucky_1_2002_Form20F

As of May31_2003

During the twelve month period ended December 31, 2002, the Company paid management fees totalling $140,000 indirectly to Bedo H. Kalpakian and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company pursuant to a Management Services Agreement dated February 20, 2002.

As at December 31, 2002, two directors of the Company have advanced the sum of $15,048 to the Company. The loans are interest bearing at prime plus 1% per annum and are payable on demand. This amount of $15,048 has been recorded in payable to related parties on the balance sheet of the Company’s audited financial statements for the period ended December 31, 2002.

The Company is related to the following companies by common management and/or directors and/or officers:

- Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Bulletin Board and, on the Berlin Stock Exchange.

- Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia.

- Blue Rock Mining, Inc., a private Nevada corporation which is a wholly-owned subsidiary of the Registrant and which has been dissolved during 2002.

- Texas Pacific Minerals Inc., a private company incorporated under the laws of the Province of British Columbia.

- Pacific Missouri Holdings Inc., a private company incorporated under the laws of the Province of British Columbia.

The Company shares office premises and office expenses with the above-mentioned companies. Las Vegas From Home.com Entertainment Inc. ("Las Vegas") was previously charged 25% of general overhead and office expenses. Effective September 1, 1999, the 25% was increased to 75% and on September 1, 2001 the 75% was increased to 90% due to an increase in general overhead and office expenses and the level of business activities of Las Vegas. Furthermore, Las Vegas is also charged 100% of direct expenses incurred on behalf of Las Vegas. Due to their limited business activities, Kalpakian Bros. of B.C. Ltd., Texas Pacific Minerals Inc., Pacific Missouri Holdings Inc. and Blue Rock Mining, Inc. are not charged by the Company for general overhead and office expenses but they are charged for 100% of their direct expenses when and if such expenses are incurred on their behalf.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas to acquire for investment purposes 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for a total amount of Canadian $250,000. The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on May 12, 2003 and the 2,500,000 Las Vegas common shares were issued to the Company. The 2,500,000 common shares in the capital of Las Vegas have a hold period expiring on September 13, 2003.

Lucky_1_2002_Form20F

As of May31_2003

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Company consists of 200,000,000 shares of common stock without par value of which 8,412,075 have been issued and are outstanding as of May 31, 2003.

Holders of common shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

The Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR

                REGISTERED SECURITIES

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

PART IV

ITEM 17. FINANCIAL STATEMENTS (NOT APPLICABLE)

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements and schedules which are required to be filed hereunder are listed in Item 19 and are specifically incorporated herein by this reference. The Company's financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

Lucky_1_2002_Form20F

As of May31_2003

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

A) Index to Financial Statements

i) Consolidated Financial Statements

-Report of Independent Accountants

-Comments by Independent Accountant

  for United States Readers on Canada

- United States Reporting Conflict

-Statements of Operations and Deficit for

the years ended December 31, 2002, 2001 and 2000

-Balance Sheets as at December 31, 2002 and December 31, 2001

-Statements of Cash Flows for the periods ended December 31, 2002,

2001 and 2000

-Notes to the Financial Statements

ii) Financial Statement Schedules

 I - Marketable Securities - Other Investments

II - Amounts Receivable from Related Parties and Underwriters,

 Promoters and Employees other than Related Parties

III & IV - Property, Plant and Equipment and Accumulated

Depreciation, Depletion and Amortization of Property,

   Plant and Equipment

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Signature Page

B) Exhibits (Material Contracts):

1) Exhibit#B1 -Full & Final Settlement Agreement dated September 24, 2002,

    pursuant to a Subscription Agreement Dated March 15, 2001

Lucky_1_2002_Form20F

As of May31_2003

B) Exhibits (Material Contracts) Continued:

2) Exhibit#B2 -Indemnity Agreement with Penilla Klomp,

   Officer of the Company, Dated May 1st, 2003.                                                                      Page 61

3) Exhibit#B3 -2002 Stock Option Plan

    (filed under form S8 September 30, 2002.)                                                                           Page 65

4) Exhibit#B4 -2003 Stock Option Plan

   (to be filed under form S8)                                                                                               Page 80

5) ExhibitB5 -Change of Auditor Reporting Package

     (Pursuant to Cdn National Policy #31)

Exhibit#B5 (1) Amended Notice of Change of Auditor

Exhibit#B5 (2) Auditor Change - National Policy #31

Exhibit#B5 (3) Grant Thornton Resignation to Act as Auditor

Exhibit#B5 (4) Smythe Ratcliffe, Acceptance to act as Auditor

6) Exhibit#B6 -Software Licensing Agreement with

   Las Vegas From Home.com Entertainment Inc., dated November 4, 2002.                                   Page 99

Lucky_1_2002_Form20F

As of May31_2003

LUCKY 1 ENTERPRISES INC.
(Formerly Golden Nugget
Exploration Inc.)

Consolidated Financial Statements
December 31, 2002 and 2001

INDEX	Page

Consolidated Financial Statements

Audit Report	37

Consolidated Balance Sheets	38

Consolidated Statements of Operations and Deficit	39

Consolidated Statements of Cash Flows	40

Notes to Consolidated Financial Statements	41- 54

Lucky_1_2002_Form20F

As of May31_2003

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

We have audited the consolidated balance sheets of Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and the results of their operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 25, 2002.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

March 24, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 24, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

March 24, 2003

Lucky_1_2002_Form20F

As of May31_2003

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Consolidated Balance Sheets

December 31

	2002	2001

Assets

Current
Cash and term deposits	$6,364	$2,787
Marketable securities	4	4
Receivable from related parties (note 5)	26,821	0

	33,189	2,791
Cash Held in Trust (note 5)	0	26,180
Property and Equipment (note 7)	19,764	26,451

	$52,953	$55,422

Liabilities

Current
Accounts payable and accruals	$164,313	$121,843
Payable to related parties (note 5)	33,045	200,587

	197,358	322,430

Capital Stock and Deficit

Capital Stock (note 8)	21,501,417	21,152,417
Subscription Shares (note 8)	250,000	27,000
Deficit	(21,895,822)	(21,446,425)

Shareholders' Deficiency	(144,405)	(267,008)

	$52,953	$55,422

Commitments (note 10)

On behalf of the Board:

"Bedo H. Kalpakian"

...........................................................Director

Bedo H. Kalpakian

"J.W. Murton"

...........................................................Director

J.W. Murton

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Consolidated Statements of Operations and Deficit

Year Ended December 31

	2002	2001	2000

Expenses
Software development	$200,000	$0	$0
Management fees	140,000	150,000	180,000
Legal, accounting and audit	20,595	19,912	64,577
Shareholder communication	17,476	5,209	18,743
Office and miscellaneous	17,108	15,651	18,532
Regulatory and transfer fees	15,011	13,521	3,636
Finance, interest and foreign
Exchange	8,908	14,279	5,098
Travel, meals and entertainment	7,807	953	19,376
Salaries and benefits	7,323	36,161	48,227
Rent	5,153	13,013	13,861
Telephone	3,635	14,365	20,466
Advertising and promotion	50	1,147	5164
Consulting and geological fees	0	10,082	7,900
Depreciation	6,687	9,190	8,293

Loss Before Other Items	(449,753)	(303,483)	(433,873)

Other Items
Interest income	356	420	1,896
Gain (loss) on disposal of
Equipment	0	7,235	(522)
Gain from cancellation of an
Option	0	4,712	0
Write-down of mineral properties	0	0	(40,650)

	356	12,367	(39,276)

Net Loss	(449,397)	(291,116)	(473,149)
Deficit, Beginning of Year	(21,446,425)	(21,155,309)	(20,682,160)

Deficit, End of Year	$(21,895,822)	$(21,446,425)	$(21,155,309)

Weighted Average Number of
Common Shares, basic and diluted	3,701,242	652,905	483,153

Basic and Diluted Net Loss
Per Common Share	$ (0.12)	$ (0.45)	$ (0.98)

See notes to consolidated financial statements.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Consolidated Statements of Cash Flows

Year Ended December 31

	2002	2001	2000

Operating Activities
Net loss	$(449,397)	$(291,116)	$(473,149)
Items not involving cash
Depreciation	6,687	9,190	8,293
Write-down of mineral properties	0	0	40,650
Loss (gain) on disposal
of equipment	0	(7,235)	522
Gain (loss) from cancellation
of an option	0	(4,712)	0

	(442,710)	(293,873)	(423,684)
Change in Non-Cash Working Capital
(note 9)	(125,713)	74,466	18,261

Cash Used in Operating Activities	(568,423)	(219,407)	(405,423)

Financing Activities
Issue of shares, net of issue costs	322,000	176,334	403,658
Subscription shares	250,000	27,000	0
Subscriptions warrants	0	0	(2,333)

Cash Provided by Financing Activities	572,000	203,334	401,325

Investing Activities
Proceeds on the disposition of
equipment	0	7,839	0
Purchase of property and
Equipment	0	0	(24,943)
Proceeds on intended cancellation
of an option	0	4,712	0

Cash Provided by (Used in)
Investing Activities	0	12,551	(24,943)

Inflow (Outflow) of Cash	3,577	(3,522)	(29,041)
Cash and Term Deposits, Beginning
of Year	2,787	6,309	35,350

Cash and Term Deposits, End of Year	$6,364	$2,787	$6,309

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1.         NATURE OF OPERATIONS

The Company is a holding company incorporated in the province of British Columbia with interests in Lithium mineral properties located in Ontario and an investment in software for on-line gaming.

2.         GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the Company, the common shares of the Company were voluntarily delisted from trading on the CDNX at the close of trading on July 31, 2001. The Company's common shares trade on the OTC Bulletin Board.

The Company has incurred significant operating losses in prior years and has a working capital deficiency. Management's efforts are directed at reducing overhead costs and pursuing opportunities of merit for the Company. It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.          SIGNIFICANT ACCOUNTING POLICIES

(a)         Principles of consolidation

These consolidated financial statements include the accounts of Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) and its wholly-owned subsidiary Blue Rock Mining, Inc. ("Blue Rock").

(b)         Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3.          SIGNIFICANT ACCOUNTING POLICIES (Continued) (c) Mineral properties

(c)        Mineral properties

The Company has previously been engaged in the acquisition, exploration and development of mineral properties. The mineral properties were recorded at cost. The costs relating to a property abandoned were written off when the decision to abandon was made.

(d)        Software development

The Company expenses all research and development costs when incurred.

(e)        Loss per share

Loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in net loss per share for 2002, 2001 and 2000 as the effect would be anti-dilutive. The 5 for 1 share consolidation has been accounted for retroactively and the loss per share has been restated.

(f)        Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)     Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)    Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the year

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(g)       Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

3.          SIGNIFICANT ACCOUNTING POLICIES (Continued) (h) Depreciation

(h)         Depreciation

 Property and equipment are recorded at cost. The Company depreciates its assets on the declining balance basis:

Furniture and equipment    - 20%

Computer equipment          - 30%

(i)         Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans. Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(j)         Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(k)         Financial instruments

The Company's financial instruments consist of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The carrying value off cash and term deposits, amounts receivable from related parties, accounts payable and accrued liabilities and amounts payable to related parties approximates their fair value except for an amount payable for geological services to a related party, which is without interest or stated terms of repayment, as it is not determinable.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

4.         MINERAL PROPERTY

Lithium

The Company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the Company wrote off the mineral properties.

5.         RELATED PARTY TRANSACTIONS

	2002	2001

Receivable from related party
Loan receivable from Las Vegas from Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	$26,821	$0

Payable to related parties

Loan payable to Las Vegas from Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	$0	$(156,470)
Cash held in trust for Las Vegas from Home.com Entertainment Inc.	0	(26,180)
Geological services payable to a company owned by a director	(17,997)	(17,937)
Shareholder loans, interest bearing at prime plus 1% per annum and payable on demand	(15,048)	0

	$(33,045)	$(200,587)

Related party transactions during the year:

(a)	The Company received interest income from directors $0 (2001 - $0; 2000 - $306).

(b)	Geological services were provided by a company owned by a director $60 (2001 - $3,112; 2000 - $3,638; 1998 - $11,187).

(c)	Professional fees were paid to a director $0 (2001 - $0; 2000 - $450).

(d)	Management fees were paid to a company related by common management and directors
$140,000 (2001 - $150,000; 2000 - $180,000).

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

5. RELATED PARTY TRANSACTIONS (Continued)

(e)        The Company shares office space with Las Vegas from Home.com Entertainment Inc. ("LVH"), a company related by common management, directors and officers.

Paid to the Company

The Company charged LVH for its share of:

(i)     rent $0 (2001 - $35,670; 2000 - $45,094).

(ii)     payroll expenses $142,351 (2001 - $115,023; 2000 - $116,093).

(iii)     other expenses $31,819 (2001 - $30,323; 2000 - $44,034).

Paid to LVH

LVH charged the Company for its share of:

(i)     rent $5,153 (2001 - $0; 2000 - $0).

(f)         Interest was charged for funds loaned to the Company by LVH $4,734 (2001 - $8,311; 2000 - $4,410).

(g)        Interest revenue was earned for funds loaned to LVH by the Company $303 (2001 - $0; 2000 - $0).

6.         SOFTWARE DEVELOPMENT

During the year, the Company made a payment of $200,000 to Las Vegas from Home.com Entertainment Inc. ("LVH"), a company related by common management, directors and officers. This payment represents amounts for software development for on-line gaming software consisting of three card games which, when complete, the Company and LVH will have joint ownership. This payment is the Company's sole contribution to the software development as LVH will be solely responsible for the remainder of the costs. LVH will be the operator of the gaming software and will be responsible for marketing of the games. LVH is to receive 60% of all revenues from the gaming software and the Company will receive the remaining 40%.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

7.         PROPERTY AND EQUIPMENT

	2002
		Accumulated	Net
	Cost	Depreciation	Book Value
Furniture and equipment	$126,494	$116,505	$9,989
Computer equipment	35,112	25,337	9,775

	$161,606	$141,842	$19,764

	2001
		Accumulated	Net
	Cost	Depreciation	Book Value
Furniture and equipment	$126,494	$114,008	$12,486
Computer equipment	35,112	21,147	13,965

	$161,606	$135,155	$26,451

8.        CAPITAL STOCK

(a)    Authorized

         200,000,000  Common shares without par value

(b)    Issued

	Number
	of Shares	Amount

Balance, December 31, 1999	415,830	$20,472,425
Private placement
Proceeds	26,667	300,000
Finder's fee	1,333	0
Exercise of stock options for cash	4,322	35,658
Private placement
Proceeds	140,000	168,000
Balance, December 31, 2000	588,152	20,976,083
Exercise of stock options for cash	20,583	34,990
Exercise of warrants for cash	88,340	141,344
Balance, December 31, 2001	697,075	21,152,417
Private placements
Proceeds	6,440,000	322,000
Shares issued for settlement agreement	150,000	27,000

Balance, December 31, 2002	7,287,075	$21,501,417

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

8.         CAPITAL STOCK (Continued)

During the year ended December 31, 2000 there was a 15 to 1 share consolidation. During the year ended December 31, 2002 there was a 5 to 1 share consolidation.

The number of shares has been adjusted to reflect these changes.

The Company closed a non-brokered Private Placement Financing with certain Company directors and individuals for 6,440,000 units of the Company's securities at the price of $0.05 per unit, for total proceeds of $322,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share in the capital of the Company at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

(c)     Subscription Shares

	Number
	of Shares	Amount

Balance, January 1, 2002	150,000	$27,000
Shares subscribed for but not issued	(150,000)	(27,000)
Share subscription	625,000	250,000

Balance, December 31, 2002	625,000	$250,000

During March 2001, the Company entered into a brokered private placement agreement with an investor in respect to the issuance of 150,000 units of the Company at a price of $0.18 per unit for gross proceeds of $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the investor to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.24 per common share. During the year, the Company executed a full and final settlement agreement with the investor whereby the Company issued to the investor 150,000 common shares in the capital of the Company.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.) Notes to Consolidated Financial Statements Years Ended December 31, 2002, 2001 and 2000

8. CAPITAL STOCK (Continued)

(d)     Warrants

At December 31, 2002, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price.  Each warrant is entitled to one common share.  The expiry dates are as follows:

	Exercise	Number of Warrants
	Price	2002	2001

June 17, 2003 or	$ 0.15	2,700,000	0
June 17, 2004	$ 0.20
August 30, 2003 or	$ 0.15	1,740,000	0
August 30, 2004	$ 0.20
September 20, 2003 or	$ 0.15	2,000,000	0
September 20, 2004	$ 0.20

(e)     Stock Options

The Company has a 2002 stock option plan to provide employees and directors with options to purchase up to 713,699 common shares of the Company.  The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2000, 2001 and 2002.

	Number
	of Shares	Price

Balance, at December 31, 1999	18,116	$ 8.25
Balance, January 1, 2000
Options granted	10,438	$ 7.50
Options exercised	(4,322)	$ 8.25
Options granted	20,583	$ 1.70 to $ 2.25

Balance, December 31, 2000	44,815	$ 1.70 to $ 2.25
Year ended December 31, 2001
Options exercised	(20,583)	$ 1.70

Balance, December 31, 2001	24,232	$ 2.25
Year ended December 31, 2002
Options expired	(3,867)	$ 2.25
Options cancelled	(2,666)	$ 2.25

Balance, December 31, 2002	17,699	$ 2.25

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

8.         CAPITAL STOCK (Continued)

As at December 31, 2002 and 2001, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
	Price	2002	2001

February 12, 2002	$ 2.25	0	200
June 18, 2002	$ 2.25	0	3,667
April 9, 2004	$ 2.25	2,459	2,459
May 26, 2004	$ 2.25	4,229	4,229
October 5, 2004	$ 2.25	3,240	3,240
February 3, 2005	$ 2.25	7,771	7,771
February 7, 2005	$ 2.25	0	2,666

Total stock options outstanding	$ 2.25	17,699	24,232

9.         CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2002	2001	2000

Receivables	$0	$2,900	$1,480
Receivable from related parties	(26,821)	0	18,766
Prepaids	0	50	1,200
Payables and accruals	42,470	(1,445)	(93,444)
Payable to related parties	(141,362)	72,961	90,259

	$(125,713)	$74,466	$18,261

Supplementary information
Interest paid	$6,491	$10,509	$46,134

10.         COMMITMENTS

(a)    The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

(b)    The Company has a management services agreement with Kalpakian Bros of B.C. Ltd. The remuneration for the services provided is $10,000 per     month. The agreement expires in October 2003 and is renewable.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

11.         INCOME TAXES

	2002	2001

Future income tax asset

Non-capital loss carry-forwards for Canadian purposes	$4,666,000	$4,891,000
Excess of undepreciated capital cost over net book value of fixed assets	630,000	620,000
Exploration expenditures for Canadian purposes
Unused earned depletion base	19,000	19,000
Unused cumulative Canadian exploration expenses	2,380,000	2,380,000
Unused cumulative Canadian development expenses	108,000	108,000
Unused cumulative foreign and development expenses	217,000	217,000

	8,020,000	8,235,000

Tax rate - 39.62% (2001 - 44.62%)	3,177,524	3,674,457
Less: Valuation allowance	(3,177,524)	(3,674,457)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2003	$1,526,000
2004	556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000
2009	448,000

$4,666,000

The benefit of these losses has not been recorded in these financial statements.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12.         DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)     In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation -Transition and Disclosure, an amendment to SFAS 123". SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock -based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

(b)  The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

1.     Exploration costs are expensed as incurred. As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in prior periods than under Canadian GAAP.

2.     The value of stock options are recorded as compensation expense in the year the option is granted when the exercise price is below the market price of the share at the time the option is issued. As a result, under US GAAP, there is a greater expense than under Canadian GAAP.

The effects of the differences resulting from the treatment of stock options have been determined to be minimal.

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12.         DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

Had the Company followed US GAAP in accounting for the exploration costs, the effect on the financial statements would have been as follows:

	2002	2001	2000

Consolidated statements of operations and deficit
Net loss under Canadian GAAP	$(449,397)	$(291,116)	$(473,149)
Adjustment for capitalization of acquisition and exploration costs
Write-down of mineral properties under Canadian GAAP	0	0	40,650
Write-down of acquisition costs under US GAAP	0	0	(22,198)

Net loss under US GAAP	$(449,397)	$(291,116)	$(454,697)

Basic net loss per common share under US GAAP	$ (0.12)	$ (0.45)	$ (0.95)

Diluted net loss per common share under US GAAP	$ (0.12)	$ (0.45)	$ (0.95)

2002	2001	2000

Consolidated Balance Sheets

(a) Effect on mineral properties
Mineral properties under Canadian GAAP	$0	$0	$0
Adjustment for capitalization of exploration costs
Current year differences	0	0	18,452
Prior year accumulated differences	0	0	(18,452)

Mineral properties under
US GAAP	$0	$0	$0

LUCKY 1 ENTERPRISES INC

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12.         DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

	2002	2001	2000

(b) Effect on shareholders' deficiency
Shareholders' deficiency under Canadian GAAP	$(144,405)	$(267,008)	$(179,226)
Adjustment for capitalization of exploration costs
Current year differences	0	0	18,452
Prior year accumulated differences	0	0	(18,452)

Shareholders' deficiency under US GAAP	$(144,405)	$(267,008)	$(179,226)

13.         SUBSEQUENT EVENTS

(a)     On March 10, 2003 the Company closed the first tranche of the non-brokered private placement financing by issuing 1,125,000 common shares in the capital of the Company at a price of Cdn $0.40 per common share for total proceeds of Cdn $450,000. The non-brokered private placement financing shares which have been issued are subject to a hold period expiring on March 10, 2004. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered private placement financing. The proceeds of this non-brokered private placement financing will be used for general working capital.

(b)     On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("LVH"), a related company, whereby the Company shall acquire, for investment purposes, 2,500,000 common shares in the capital of LVH at the price of Cdn $0.10 per common share, for a total amount of Cdn $250,000. The Company may in the future either increase or decrease its investment in LVH. This transaction is subject to the approval of the TSX Venture Exchange.

LUCKY 1 ENTERPRISES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2002

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books
Orbittravel.com Inc. (formerly Brassie Golf) Common shares (A) Trans Atlantic Enterprises Inc. Common shares .	5 5,081	$ 266 $4,183 $4,449 =====	$ 1 N/A	$ 2 $ 1 $ 3 ===

(A)      The shares were issued upon redemption of 1,920 Class A preferred shares ($100 par value) by Putco Holdings Ltd.

As per the attached financial statements, the following investments were held at the end of December 31, 2002:

    Investments     =    $ 3

LUCKY 1 ENTERPRISES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

| Name of Debtor | Balance, Beginning of Period | Additions | (Collected)/ Paid | Amount Written off | Balance, End of Period Receivable (Payable) |
|---|---|---|---|---|---|
| 2002 | | | | | |
| J. Kalpakian | - | $(8,801) | | - | $(8,801) |
| B. Kalpakian | | (6,247) | - | - | (6,247) |
| Las Vegas From Home | - | - | - | - | 26,821 |
| W. Murton | $ (156,470) | (60) | $183,291 | - | (17,997) |
| | (17,937) | | | | |
| | | | - | | |
| 2001 | | | | | |
| J. Kalpakian | $ - | $ 28,200 | $ (28,200) | - | $ - |
| Las Vegas From Home | (86,621) | (274,111) | 204,262 | - | (156,470) |
| W. Murton | (14,825) | (3,112) | - | - | (17,937) |
| 2000 | | | | | |
| | $ | $60,125 | | - | $ - |
| J. Kalpakian | - | 680 | $ (60,125) | - | - |
| G. McFarlane | 3,428 | 269,653 | (4,108) | - | |
| Las Vegas From Home | 15,338 | (3,638) | (371,612) | - | (86,621) |
| W. Murton | (11,187) | | - | | (14,825) |
| | | | | | |
| | | | | | |

LUCKY 1 ENTERPRISES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

Schedules III and IV

	Balance, Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2002 Property, plant and equipment Accumulated depreciation and Machinery and equipment Net Book Value Machinery and equipment	$ 161,606 (135,155) 26,451	$ - (6,687) -	$ - - -	$ - - -	$161,606 (141,842) 19,764
2001 Property, plant and equipment Machinery and equipment Accumulated depreciation and depletion Machinery and equipment Net book value Machinery and equipment	$ 175,149 (138,904) -	$ - (9,190) -	$ (13,544) 12,940 -	$ - - -	$161,606 (135,155) 26,451

2000

Property, plant and equipment

  Machinery and equipment   Properties - Mineral

Accumulated depreciation and depletion

  Machinery and equipment

  Properties - Mineral

Net book value

  Machinery and equipment   Properties - Mineral

	$ 150,869 40,650 (130,752) - - -	$ 24,943 - (8,293) - - -	$ (663) (40,650) 141 - - -	$ - - - - - -	$ 175,149 - (138,904) - 36,245 -

SIGNATURE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, the reunto duly authorized.

LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

Bedo H. Kalpakian

President

Dated this 31sth day of May 2003.

EXHIBIT#B1

THIS ADDENDUM TO THE PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT made as of the 24th day of September 2002 (the or this "Addendum")

BETWEEN:

LUCKY 1 ENTERPRISES INC. (formerly known as Golden Nugget Exploration Inc.) a company incorporated under the laws of the Province of British Columbia having a business office at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

(hereinafter referred to as the "Company")

OF THE FIRST PART

AND:

FRANCES LUCENDA JACKSON, an individual who resides at Ringwell House,

Shepton Mallet, Sommerset, U.K. BA4 5RC

(hereinafter referred to as the "Subscriber")

OF THE SECOND PART

WHEREAS:

A. The Company has entered into a Private Placement Subscription Agreement with the Subscriber on March 15, 2001 whereby the Subscriber agreed to purchase from the Company 150,000 Units of the Company at the Price of Canadian $0.18 per Unit for total proceeds of Canadian $27,000 to the Company, and that each unit was to consist of one common share in the capital of the Company and one non-transferable common share purchase warrant (the "Warrant") which would have entitled the Subscriber to purchase one common share in the capital of the Company for a period of two years at a price of Canadian $0.24 per Warrant (the "Subscription Purchase Agreement");

B. The Subscriber has paid to the Company the amount of Canadian $27,000 pursuant to the Subscription Purchase Agreement;

C. The Company was unable to obtain regulatory approval for the Subscription Purchase Agreement, and as a result of which, the Company was unable to issue the 150,000 Units of the Company that were subscribed for by the Subscriber;

AND,

D. The parties now desire and wish to amicably resolve this outstanding matter on terms and conditions acceptable to the parties (the "Settlement");

NOW THEREFORE THIS ADDENDUM WITHESSETH that, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.      As full and final settlement of all outstanding matters between the parties, the Company shall issue 150,000 (one hundred and fifty thousand) common shares in the capital of the Company to the Subscriber (the "Settlement Shares");

2.      The Settlement Shares shall be subject to a hold period and may not be traded for a period of 12 (twelve) months from the date of the issuance of the Settlement Shares;

3.      The Settlement Shares shall be issued within 10 (ten) business days from the date of this Addendum;

4.      The Subscriber will not be entitled to receive any Units of the Company and the Company will not be obliged to issue any Units of the Company to the Subscriber;

5.      The Subscriber will not be entitled to receive any Purchase Warrants to acquire additional common shares in the capital of the Company (the "Purchase Warrants"), and the Company will not be obliged to issue any Purchase Warrants to the Subscriber;

6.      Upon receipt of the Settlement Shares the Subscriber shall have no further claims whatsoever against the Company;

7.      All other terms and conditions of the Subscription Purchase Agreement shall remain unchanged and shall be deemed to be in full force and effect;

8.      To be effective any modification of this Addendum must be in writing and signed by the parties to this Addendum;

9.      This Addendum may be executed in several counterparts, each of which shall be deemed to be an original and all of which will together constitute one instrument. The parties to this Addendum shall be entitled to rely on delivery of a facsimile copy of the executed Addendum and such facsimile copy shall be legally effective to create a valid and binding Agreement between the parties.

IN WITNESS WHEREOF this Addendum has been duly executed by the parties hereto effective as of the day and year first above written.

THE CORPORATE SEAL OF LUCKY 1)
ENTERPRISES INC. (formerly known as	)
Golden Nugget Exploration Inc.) affixed	)
In the presence of:	)
) C/S
)
Authorized Signatory	)
)
)
Authorized Signatory	)

SIGNED, SEALED AND DELIVERED by	)
Frances Lucenda Jackson in the presence of:	)
)
)
Name	)
) _____________________________
) FRANCES LUCENDA JACKSON
Address	)
)
)
)
Occupation	)

EXHIBIT#B2

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT made effective as of the 1st day of May, 2003.

BETWEEN:

LUCKY 1 ENTERPRISES INC., a company incorporated under the laws of British Columbia with a place of business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6;

(the "Company")

OF THE FIRST PART

AND:

PENILLA KLOMP,

12200 #5 Road

Richmond, B.C. V7A 4G1

(the "Corporate Secretary")

OF THE SECOND PART

        WHEREAS the Company has requested the Officer to act as an Officer of the Company and the Officer has agreed to act as such on the condition that the Company grant an indemnity on the terms contained herein;

        NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto do covenant and agree (the "Agreement"), each with the other, as follows:

1.      REPRESENTATIONS AND WARRANTIES

1.1     In order to induce the Officer to enter into this Agreement the Company represents and warrants to the Officer that:

(a) the Company was and remains duly incorporated under the laws of British Columbia and is in good standing with respect to the filing of annual reports with the B.C. Registrar of Companies;

(b) the Company holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(c) all tax returns and reports of the Company required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of the Company have been paid or accrued in the Company's financial statements;

(d) the Company has made all collections, deductions, remittances and payments of any kind whatsoever and filed all reports and returns required by it to be made or filed under the provisions of all applicable statutes requiring the making of collections, deductions, remittances or payments of any kind whatsoever in those jurisdictions in which the Company carries on business;

(e) to its knowledge and except as disclosed in the Company's latest audited financial statements for the year ended December 31, 2002, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company at law or in equity or before or by a Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefore; and

(f) the Company is not, to its knowledge, in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever.

2.     INDEMNITY

2.1     Subject to the provisions of the Company Act (British Columbia) (the "Company Act"), the Company agrees to indemnify and save the Officer and his heirs and personal representatives harmless from and against all costs, charges and expenses of any kind whatsoever arising out of his association with the Company including, without limitation, the following:

(a) any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him; AND

(b) an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the Officer is made a party by reason of being or having been an Officer of the Company, including an action brought by the Company,

SO LONG AS:

(c) the Officer acted honestly and in good faith with a view to the best interests of the Company; OR

(d) in the case of a criminal or administrative action or proceeding, he had reasonable ground for believing that his conduct was lawful.

The determination of any action or proceeding by judgment, order, settlement, conviction or otherwise shall not, in and of itself, create a presumption that the Officer did not act honestly and in good faith and in the best interests of the Company and that the Officer did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal or administrative action or proceeding, that the Officer did not have reasonable grounds to believe that his conduct was lawful.

2.2     This indemnity shall have effect notwithstanding any remuneration that the Officer may have received or may receive as an Officer of the Company.

2.3     The Company agrees to pay the Officer interest at the rate of 2% above the prime rate of the Bank of Montreal per annum calculated and compounded semi-annually on the amount of the loss indemnified against from the date of the loss until such amount, plus interest, is paid. The Company further agrees to pay the Officer interest at the same rate on any sums the Officer is obliged to pay, either in the enforcement of this Agreement, or as advance payment or any other payment of any of the loss indemnified against, from the da te of such payments until such sums, including interest, are paid.

2.4     This indemnity shall survive the resignation, removal or other termination of the Officer's appointment as an Officer and shall continue to apply if the Officer is subsequently elected or appointed to a different position, whether in substitution or in addition to any other positions held by the Officer.

2.5     This indemnity does not bind the Officer to act as an Officer of the Company. The Officer may resign, at his sole discretion, at any time.

2.6     The Officer may rely upon the accuracy of any statement of fact made or represented by a representative of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not, subject to the provisions of the Company Act, be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

3.     COVENANTS AND AGREEMENTS

3.1     The Company covenants and agrees with the Officer to advise the Officer immediately upon the Company becoming aware of any action, suit, judgment, investigation or proceeding of any kind whatsoever outstanding, pending or threatened against or affecting the Company, or any of its directors or officers in their capacity as such, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever whether or not there is a legitimate basis therefore.

4.          GENERAL

4.1    Time and each of the terms and conditions of this Agreement shall be of the essence.

4.2     This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other as expressly set forth or referred to herein.

4.3     No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by both of the parties hereto.

4.4     The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as either party may reasonably require in order to carry out the full intent and meaning of this Agreement.

4.5     Any notice, request, demand and other communication to be given under this Agreement shall be in writing and shall be delivered to the parties at their respective addresses first above-written or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this paragraph and shall be "deemed delivered" on the date of actual delivery.

4.6     This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

4.7     This Agreement shall be subject to, governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on the day and year first above written.

THE CORPORATE SEAL of

)

LUCKY 1 ENTERPRISES INC.

)

was hereunto affixed in presence of:

)

)

     "Bedo H. Kalpakian"

)

c/s

____________________________

)

)

____________________________

)

SIGNED, SEALED AND DELIVERED

)

by PENILLA KLOMP in the presence of:

)

)

Name of

"Isabel Kalpakian|"

)

Witness:  ________________________

)

)

Address of

4269 W. 29th Ave

)

"Penilla Klomp"

Witness:  ________________________

)

_________________

Vancouver, B.C.

)

PENILLA KLOMP

________________________________

)

)

Occupation

Secretary

)

of Witness:  ______________________

)

EXHIBIT#B3

LUCKY 1 ENTERPRISES INC.

2002 STOCK OPTION PLAN

        This 2002 Stock Option Plan (the "Plan") provides for the grant of options to acquire shares of common stock, no par value (the "Common Stock"), of Lucky 1 Enterprises Inc., a British Columbia corporation (the "Corporation"). For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), are referred to in this Plan as "Incentive Stock Options". Incentive Stock Options and stock options that do not qualify under Section 422 of the Code ("Non-Qualified Stock Options") and stock options granted to non-United States residents under this Plan are referred to collectively as "Options".

PURPOSE

The purpose of this Plan is to retain the services of valued key employees and consultants of the Corporation and such other persons as the Plan Administrator shall select in accordance with Section 0 below, and to encourage such persons to acquire a greater proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

This Plan shall at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial, and United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the "Applicable Laws").

ADMINISTRATION

This Plan shall be administered initially by the Board of Directors of the Corporation (the "Board"), except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board to administer the Plan, which committee (the "Committee") may be an executive, compensation or other committee, including a separate committee especially created for this purpose. The Board or, if applicable, the Committee is referred to herein as the "Plan Administrator".

If and so long as the Common Stock is registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board shall consider in selecting the Plan Administrator and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding (a) "outside directors" as contemplated by Section 162(m) of the Code, and (b) "Non-Employee Directors" as contemplated by Rule 16b-3 under the Exchange Act.

The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

The Board may at any time amend, suspend or terminate the Plan, subject to such shareholder approval as may be required by Applicable Laws, including the rules of an applicable stock exchange or other national market system, provided that:

no Options may be granted during any suspension of the Plan or after termination of the Plan; and

any amendment, suspension or termination of the Plan will not affect Options already granted, and such Options will remain in full force and affect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Optionee (as defined below) and the Plan Administrator, which agreement will have to be in writing and signed by the Optionee and the Corporation.

No Options shall be granted under the Plan if the result at any time would be:

the number of shares of Common Stock reserved for issuance with respect to options granted to Insiders (as defined below) would exceed ten percent (10%) of the outstanding Common Stock;

the issuance to Insiders, within a one year period, would result in a number of shares of Common Stock issued to Insiders exceeding ten percent (10%) of the outstanding Common Stock; or

the issuance to any one Insider, within a one year period, a number of shares of Common Stock that would exceed five percent (5%) of the outstanding Common Stock.

Subject to the provisions of this Plan, and with a view to effecting its purpose, the Plan Administrator shall have sole authority, in its absolute discretion, to:

construe and interpret this Plan;

define the terms used in the Plan;

prescribe, amend and rescind the rules and regulations relating to this Plan;

correct any defect, supply any omission or reconcile any inconsistency in this Plan;

grant Options under this Plan;

determine the individuals to whom Options shall be granted under this Plan and whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option, or otherwise;

determine the time or times at which Options shall be granted under this Plan;

determine the number of shares of Common Stock subject to each Option, the exercise price of each Option, the duration of each Option and the times at which each Option shall become exercisable;

determine all other terms and conditions of the Options; and

make all other determinations and interpretations necessary and advisable for the administration of the Plan.

All decisions, determinations and interpretations made by the Plan Administrator shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries, subject to any contrary determination by the Board.

ELIGIBILITY

Incentive Stock Options may be granted to any individual who, at the time the Option is granted, is a director or employee of the Corporation or any Related Corporation (as defined below) ("Eligible Employees") subject to tax in the United States.

Non-Qualified Stock Options may be granted to Eligible Employees, officers and consultants, and to such other persons (other than Directors subject to tax in the United States) who are not Eligible Employees as the Plan Administrator shall select, subject to any Applicable Laws.

Options may be granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Corporation or any subsidiary of the Corporation. Options also may be granted in exchange for outstanding Options.

No person shall be eligible to receive in any fiscal year Options to purchase more than 5% of the outstanding shares of Common Stock (subject to adjustment as set forth in Section 0 hereof). Any person to whom an Option is granted under this Plan is referred to as an "Optionee". Any person who is the owner of an Option is referred to as a "Holder".

As used in this Plan, the term "Related Corporation" shall mean any corporation (other than the Corporation) that is a "Parent Corporation" of the Corporation or "Subsidiary Corporation" of the Corporation, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

STOCK

The Plan Administrator is authorized to grant Options to acquire up to a total of 713,707 shares of the Corporation’s authorized but unissued or reacquired Common Stock (which includes the 17,699 stock options currently outstanding). The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 0 hereof. In the event that any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section 0 of this Plan; provided however, that any cancelled Options will be counted against the maximum number of shares with respect to which Options may be granted to any particular person as set forth in Section 0 hereof.

TERMS AND CONDITIONS OF OPTIONS

Each Option granted under this Plan shall be evidenced by a written agreement approved by the Plan Administrator (each, an "Agreement"). Agreements may contain such provisions, not inconsistent with this Plan, as the Plan Administrator in its discretion may deem advisable. All Options also shall comply with the following requirements:

Number of Shares and Type of Option

Each Agreement shall state the number of shares of Common Stock to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

in the absence of action to the contrary by the Plan Administrator in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options;

the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Corporation, a Related Corporation or a predecessor corporation) shall not exceed U.S.$100,000 or such other limit as may be prescribed by the Code as it may be amended from time to time (the "Annual Limit"); and

any portion of an Option which exceeds the Annual Limit shall not be void but rather shall be a Non-Qualified Stock Option.

Date of Grant

Each Agreement shall state the date the Plan Administrator has deemed to be the effective date of the Option for purposes of this Plan (the "Date of Grant").

Option Price

Each Agreement shall state the price per share of Common Stock at which it is exercisable. The Plan Administrator shall act in good faith to establish the exercise price in accordance with Applicable Laws; provided that:

the per share exercise price for an Incentive Stock Option or any Option granted to a "covered employee" as such term is defined for purposes of Section 162(m) of the Code ("Covered Employee") shall not be less than the fair market value per share of the Common Stock at the Date of Grant as determined by the Plan Administrator in good faith;

with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Corporation (as determined with reference to Section 424(d) of the Code), the exercise price per share shall not be less than one hundred ten percent (110%) of the fair market value per share of the Common Stock at the Date of Grant as determined by the Plan Administrator in good faith;

Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Corporation or any subsidiary of the Corporation may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

with respect to Non-Qualified Stock Options, the exercise price per share shall be determined by the Plan Administrator at the time the Option is granted, but such price shall not be less than the closing trading price of the Common Stock on the Over-the-Counter Bulletin Board (the "OTCBB") on the last trading day preceding the date on which the Option is granted (or if the Common Stock is not then listed and posted for trading on the OTCBB, on such other stock exchange on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Stock is not then listed and posted for trading on any stock exchange or other quotation systems, the exercise price shall be the fair market value of the Common Stock as determined by the Plan Administrator.

Duration of Options

At the time of the grant of the Option, the Plan Administrator shall designate, subject to paragraph 0 below, the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant; provided, that the expiration date of any Incentive Stock Option granted to a greater-than-ten percent (>10%) shareholder of the Corporation (as determined with reference to Section 424(d) of the Code) shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Option, and except in the case of Incentive Stock Options as described above, all Options granted under this Plan shall expire five (5) years from the Date of Grant.

Vesting Schedule

No Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified by the Plan Administrator at the time of grant of the Option prior to the provision of services with respect to which such Option is granted; provided that if no vesting schedule is specified at the time of grant, the Option shall vest as follows:

on the first anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to 25% of the Common Stock to which it pertains;

on the second anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to an additional 25% of the Common Stock to which it pertains;

on the third anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to an additional 25% of the Common Stock to which it pertains; and

on the fourth anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to balance of the Common Stock to which it pertains.

The Plan Administrator may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Corporation’s performance relative to its internal business plan, or such other terms as determined and directed by the Board. Performance objectives may be in respect of the performance of the Corporation as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Corporation by the Plan Administrator that the performance objective has been achieved.

Acceleration of Vesting

The vesting of one or more outstanding Options may be accelerated by the Plan Administrator at such times and in such amounts as it shall determine in its sole discretion. The vesting of Options also shall be accelerated under the circumstances described in Section 0 below.

Term of Option

Options that have vested as specified by the Plan Administrator or in accordance with this Plan, shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

the expiration of the Option, as designated by the Plan Administrator in accordance with Section 0 above;

the date of an Optionee’s termination of employment or contractual relationship with the Corporation or any Related Corporation for cause (as determined in the sole discretion of the Plan Administrator);

the expiration of three (3) months from the date of an Optionee’s termination of employment or contractual relationship with the Corporation or any Related Corporation for any reason whatsoever other than cause, death or Disability (as defined below); or

the expiration of one year (1) from termination of an Optionee’s employment or contractual relationship by reason of death or Disability (as defined below).

Upon the death of an Optionee, any vested Options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee’s rights under such Option shall pass by the Optionee’s will or by the laws of descent and distribution of the Optionee’s domicile at the time of death and only until such Options terminate as provided above.

For purposes of the Plan, unless otherwise defined in the Agreement, "Disability" shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six (6) months or that can be expected to result in death. The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Plan, determine the date of an Optionee’s termination of employment or contractual relationship.

Unless accelerated in accordance with Section 0 above, unvested Options shall terminate immediately upon termination of employment of the Optionee by the Corporation for any reason whatsoever, including death or Disability.

For purposes of this Plan, transfer of employment between or among the Corporation and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Corporation or any Related Corporation. For purposes of this subsection, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract.

Exercise of Options

Options shall be exercisable, in full or in part, at any time after vesting, until termination. If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. No portion of any Option for less than fifty (50) shares (as adjusted pursuant to Section 0 below) may be exercised; provided, that if the vested portion of any Option is less than fifty (50) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

Options or portions thereof may be exercised by giving written notice to the Corporation, which notice shall specify the number of shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Stock so purchased, which payment shall be in the form specified in Section 0 below. The Corporation shall not be obligated to issue, transfer or deliver a certificate of Common Stock to the Holder of any Option, until provision has been made by the Holder, to the satisfaction of the Corporation, for the payment of the aggregate exercise price for all shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise.

During the lifetime of an Optionee, Options are exercisable only by the Optionee or in the case of a Non-Qualified Stock Option, transferee who takes title to such Option in the manner permitted by subsection 0 hereof.

Payment upon Exercise of Option

Upon the exercise of any Option, the aggregate exercise price shall be paid to the Corporation in cash or by certified or cashier’s check. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Holder may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

by delivering to the Corporation shares of Common Stock previously held by such Holder, or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate exercise price to be paid by the Optionee upon such exercise; or

by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

No Rights as a Shareholder

A Holder shall have no rights as a shareholder with respect to any shares covered by an Option until such Holder becomes a record holder of such shares, irrespective of whether such Holder has given notice of exercise. Subject to the provisions of Section 0 hereof, no rights shall accrue to a Holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date the Holder becomes a record holder of the shares of Common Stock covered by the Option, irrespective of whether such Holder has given notice of exercise.

Transfer of Option

Options granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment or similar process; provided however that, subject to applicable laws:

for Incentive Stock Options, any Agreement may provide or be amended to provide that a Non-Qualified Stock Option to which it relates is transferable without payment of consideration to immediate family members of the Optionee or to trusts or partnerships or limited liability companies established exclusively for the benefit of the Optionee and the Optionee’s immediate family members;

for Non-Qualified Stock Options, the Optionee’s heirs or administrators may exercise any portion of the outstanding Options within one year of the Optionee’s death.

Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Option shall thereupon terminate and become null and void.

Securities Regulation and Tax Withholding

Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporatio n to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Options or shares.

As a condition to the exercise of an Option, the Plan Administrator may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Plan Administrator, a stop-transfer order against such shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with federal, provincial or state securities laws. THE CORPORATION HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

The Holder shall pay to the Corporation by certified or cashier’s check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Plan Administrator, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of shares of Common Stock acquired upon exercise of an Option or otherwise related to an Option or shares of Common Stock acquired in connection with an Option. Upon approval of the Plan Administrator, a Holder may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

by delivering to the Corporation shares of Common Stock previously held by such Holder or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to the exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to any withholding tax obligations arising as a result of such exercise, transfer or other disposition; or

by complying with any other payment mechanism approved by the Plan Administrator from time to time.

The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in paragraph 0 above.

Stock Dividend or Reorganization

If (1) the Corporation shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations thereunder; (2) the Corporation shall declare a dividend payable in, or shall subdivide, reclassify, reorganize, or combine, its Common Stock or (3) any other event with substantially the same effect shall occur, the Plan Administrator shall, subject to applicable law, with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section 0 of this Plan and the exercise price for such Options shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder, so as to preserve the proportional rights of the Holder.

In the event that the presently authorized capital stock of the Corporation is changed into the same number of shares with a different par value, or without par value, the stock resulting from any such change shall be deemed to be Common Stock within the meaning of the Plan, and each Option shall apply to the same number of shares of such new stock as it applied to old shares immediately prior to such change.

If the Corporation shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, the Plan Administrator may, subject to applicable law, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or adjust the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section 0 of this Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder.

The foregoing adjustments in the shares subject to Options shall be made by the Plan Administrator, or by any successor administrator of this Plan, or by the applicable terms of any assumption or substitution document.

The grant of an Option shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

EFFECTIVE DATE; SHAREHOLDER APPROVAL

Incentive Stock Options may be granted by the Plan Administrator from time to time on or after the date on which this Plan is adopted (the "Effective Date") through the day immediately preceding the tenth anniversary of the Effective Date.

Non-Qualified Stock Options may be granted by the Plan Administrator on or after the Effective Date and until this Plan is terminated by the Board in its sole discretion.

Termination of this Plan shall not terminate any Option granted prior to such termination.

Any Options granted by the Plan Administrator prior to the approval of this Plan by the shareholders of the Corporation shall be granted subject to ratification of this Plan by the shareholders of the Corporation within twelve (12) months before or after the Effective Date. If such shareholder ratification is sought and not obtained, all Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Options granted to Covered Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Corporation of certain compensation. In addition, any such Options will remain unvested unless and until shareholder approval is obtained.

NO OBLIGATIONS TO EXERCISE OPTION

The grant of an Option shall impose no obligation upon the Optionee to exercise such Option.

Common Stock subject to outstanding Options, the number of shares available under Section 0 of this Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder.

NO RIGHT TO OPTIONS OR TO EMPLOYMENT

Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan.

The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Corporation or any Related Corporation, express or implied, that the Corporation or any Related Corporation will employ or contract with an Optionee for any length of time, nor shall it interfere in any way with the Corporation’s or, where applicable, a Related Corporation’s right to terminate Optionee’s employment at any time, which right is hereby reserved.

APPLICATION OF FUNDS

The proceeds received by the Corporation from the sale of Common Stock issued upon the exercise of Options shall be used for general corporate purposes, unless otherwise directed by the Board.

INDEMNIFICATION OF PLAN ADMINISTRATOR

In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

AMENDMENT OF PLAN

The Plan Administrator may, subject to Applicable Laws, at any time, modify, amend or terminate this Plan or modify or amend Options granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however that:

no amendment with respect to an outstanding Option which has the effect of reducing the benefits afforded to the Holder thereof shall be made over the objection of such Holder;

the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Holders;

the Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Corporation to comply with or to avail the Corporation and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirement; and

the Plan Administrator may not increase the number of shares available for issuance on the exercise of Incentive Stock Options without shareholder approval.

Without limiting the generality of Section 0 hereof, the Plan Administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

Effective Date: September 30, 2002

EXHIBIT#B4

LUCKY 1 ENTERPRISES INC.

2003 STOCK OPTION PLAN

                        This 2003 Stock Option Plan (the "Plan") provides for the grant of options to acquire shares of common stock, no par value (the "Common Stock"), of Lucky 1 Enterprises Inc., a British Columbia corporation (the "Corporation"). For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), are referred to in this Plan as "Incentive Stock Options". Incentive Stock Options and stock options that do not qualify under Section 422 of the Code ("Non-Qualified Stock Options") and stock options granted to non-United States residents under this Plan are referred to collectively as "Options".

PURPOSE

The purpose of this Plan is to retain the services of valued key employees and consultants of the Corporation and such other persons as the Plan Administrator shall select in accordance with Section 0 below, and to encourage such persons to acquire a greater proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

This Plan shall at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial, and United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the "Applicable Laws").

ADMINISTRATION

This Plan shall be administered initially by the Board of Directors of the Corporation (the "Board"), except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board to administer the Plan, which committee (the "Committee") may be an executive, compensation or other committee, including a separate committee especially created for this purpose. The Board or, if applicable, the Committee is referred to herein as the "Plan Administrator".

If and so long as the Common Stock is registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board shall consider in selecting the Plan Administrator and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding (a) "outside directors" as contemplated by Section 162(m) of the Code, and (b) "Non-Employee Directors" as contemplated by Rule 16b-3 under the Exchange Act.

The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

The Board may at any time amend, suspend or terminate the Plan, subject to such shareholder approval as may be required by Applicable Laws, including the rules of an applicable stock exchange or other national market system, provided that:

no Options may be granted during any suspension of the Plan or after termination of the Plan; and

any amendment, suspension or termination of the Plan will not affect Options already granted, and such Options will remain in full force and affect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Optionee (as defined below) and the Plan Administrator, which agreement will have to be in writing and signed by the Optionee and the Corporation.

No Options shall be granted under the Plan if the result at any time would be:

the number of shares of Common Stock reserved for issuance with respect to options granted to Insiders (as defined below) would exceed ten percent (10%) of the outstanding Common Stock;

the issuance to Insiders, within a one year period, would result in a number of shares of Common Stock issued to Insiders exceeding ten percent (10%) of the outstanding Common Stock; or

the issuance to any one Insider, within a one year period, a number of shares of Common Stock that would exceed five percent (5%) of the outstanding Common Stock.

Subject to the provisions of this Plan, and with a view to effecting its purpose, the Plan Administrator shall have sole authority, in its absolute discretion, to:

construe and interpret this Plan;

define the terms used in the Plan;

prescribe, amend and rescind the rules and regulations relating to this Plan;

correct any defect, supply any omission or reconcile any inconsistency in this Plan;

grant Options under this Plan;

determine the individuals to whom Options shall be granted under this Plan and whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option, or otherwise;

determine the time or times at which Options shall be granted under this Plan;

determine the number of shares of Common Stock subject to each Option, the exercise price of each Option, the duration of each Option and the times at which each Option shall become exercisable;

determine all other terms and conditions of the Options; and

make all other determinations and interpretations necessary and advisable for the administration of the Plan.

All decisions, determinations and interpretations made by the Plan Administrator shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries, subject to any contrary determination by the Board.

ELIGIBILITY

Incentive Stock Options may be granted to any individual who, at the time the Option is granted, is a director or employee of the Corporation or any Related Corporation (as defined below) ("Eligible Employees") subject to tax in the United States.

Non-Qualified Stock Options may be granted to Eligible Employees, officers and consultants, and to such other persons (other than Directors subject to tax in the United States) who are not Eligible Employees as the Plan Administrator shall select, subject to any Applicable Laws.

Options may be granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Corporation or any subsidiary of the Corporation. Options also may be granted in exchange for outstanding Options.

No person shall be eligible to receive in any fiscal year Options to purchase more than five percent (5%) of the outstanding shares of Common Stock (subject to adjustment as set forth in Section 0 hereof). Any person to whom an Option is granted under this Plan is referred to as an "Optionee". Any person who is the owner of an Option is referred to as a "Holder".

As used in this Plan, the term "Related Corporation" shall mean any corporation (other than the Corporation) that is a "Parent Corporation" of the Corporation or "Subsidiary Corporation" of the Corporation, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

STOCK

The Plan Administrator is authorized to grant Options to acquire up to a total of 968,708 shares of the Corporation’s authorized but unissued or reacquired Common Stock. The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 0 hereof. In the event that any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section 0 of this Plan; provided however, that any cancelled Options will be counted against the maximum number of shares with respect to which Options may be granted to any particular person as set forth in Section 0 hereof.

TERMS AND CONDITIONS OF OPTIONS

Each Option granted under this Plan shall be evidenced by a written agreement approved by the Plan Administrator (each, an "Agreement"). Agreements may contain such provisions, not inconsistent with this Plan, as the Plan Administrator in its discretion may deem advisable. All Options also shall comply with the following requirements:

Number of Shares and Type of Option

Each Agreement shall state the number of shares of Common Stock to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

in the absence of action to the contrary by the Plan Administrator in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options;

the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Corporation, a Related Corporation or a predecessor corporation) shall not exceed US$100,000 or such other limit as may be prescribed by the Code as it may be amended from time to time (the "Annual Limit"); and

any portion of an Option which exceeds the Annual Limit shall not be void but rather shall be a Non-Qualified Stock Option.

Date of Grant

Each Agreement shall state the date the Plan Administrator has deemed to be the effective date of the Option for purposes of this Plan (the "Date of Grant").

Option Price

Each Agreement shall state the price per share of Common Stock at which it is exercisable. The Plan Administrator shall act in good faith to establish the exercise price in accordance with Applicable Laws; provided that:

the per share exercise price for an Incentive Stock Option or any Option granted to a "covered employee" as such term is defined for purposes of Section 162(m) of the Code ("Covered Employee") shall not be less than the fair market value per share of the Common Stock at the Date of Grant as determined by the Plan Administrator in good faith;

with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Corporation (as determined with reference to Section 424(d) of the Code), the exercise price per share shall not be less than one hundred ten percent (110%) of the fair market value per share of the Common Stock at the Date of Grant as determined by the Plan Administrator in good faith;

Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Corporation or any subsidiary of the Corporation may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

with respect to Non-Qualified Stock Options, the exercise price per share shall be determined by the Plan Administrator at the time the Option is granted, but such price shall not be less than the closing trading price of the Common Stock on the Over-the-Counter Bulletin Board (the "OTCBB") on the last trading day preceding the date on which the Option is granted (or if the Common Stock is not then listed and posted for trading on the OTCBB, on such other stock exchange on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Stock is not then listed and posted for trading on any stock exchange or other quotation systems, the exercise price shall be the fair market value of the Common Stock as determined by the Plan Administrator.

Duration of Options

At the time of the grant of the Option, the Plan Administrator shall designate, subject to paragraph 0 below, the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant; provided, that the expiration date of any Incentive Stock Option granted to a greater-than-ten percent (>10%) shareholder of the Corporation (as determined with reference to Section 424(d) of the Code) shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Option, and except in the case of Incentive Stock Options as described above, all Options granted under this Plan shall expire five (5) years from the Date of Grant.

Vesting Schedule

No Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified by the Plan Administrator at the time of grant of the Option prior to the provision of services with respect to which such Option is granted; provided that if no vesting schedule is specified at the time of grant, the Option shall vest as follows:

on the first anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to 25% of the Common Stock to which it pertains;

on the second anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to an additional 25% of the Common Stock to which it pertains;

on the third anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to an additional 25% of the Common Stock to which it pertains; and

on the fourth anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to balance of the Common Stock to which it pertains. The Plan Administrator may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Corporation’s performance relative to its internal business plan, or such other terms as determined and directed by the Board. Performance objectives may be in respect of the performance of the Corporation as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Corporation by the Plan Administrator that the performance objective has been achieved.

Acceleration of Vesting

The vesting of one or more outstanding Options may be accelerated by the Plan Administrator at such times and in such amounts as it shall determine in its sole discretion. The vesting of Options also shall be accelerated under the circumstances described in Section 0 below.

Term of Option

Options that have vested as specified by the Plan Administrator or in accordance with this Plan, shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

the expiration of the Option, as designated by the Plan Administrator in accordance with Section 0 above;

the date of an Optionee’s termination of employment or contractual relationship with the Corporation or any Related Corporation for cause (as determined in the sole discretion of the Plan Administrator);

the expiration of three (3) months from the date of an Optionee’s termination of employment or contractual relationship with the Corporation or any Related Corporation for any reason whatsoever other than cause, death or Disability (as defined below); or

the expiration of one year (1) from termination of an Optionee’s employment or contractual relationship by reason of death or Disability (as defined below).

Upon the death of an Optionee, any vested Options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee’s rights under such Option shall pass by the Optionee’s will or by the laws of descent and distribution of the Optionee’s domicile at the time of death and only until such Options terminate as provided above.

For purposes of the Plan, unless otherwise defined in the Agreement, "Disability" shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six (6) months or that can be expected to result in death. The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Plan, determine the date of an Optionee’s termination of employment or contractual relationship.

Unless accelerated in accordance with Section 0 above, unvested Options shall terminate immediately upon termination of employment of the Optionee by the Corporation for any reason whatsoever, including death or Disability.

For purposes of this Plan, transfer of employment between or among the Corporation and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Corporation or any Related Corporation. For purposes of this subsection, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract.

Exercise of Options

Options shall be exercisable, in full or in part, at any time after vesting, until termination. If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. No portion of any Option for less than fifty (50) shares (as adjusted pursuant to Section 0 below) may be exercised; provided, that if the vested portion of any Option is less than fifty (50) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

Options or portions thereof may be exercised by giving written notice to the Corporation, which notice shall specify the number of shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Stock so purchased, which payment shall be in the form specified in Section 0 below. The Corporation shall not be obligated to issue, transfer or deliver a certificate of Common Stock to the Holder of any Option, until provision has been made by the Holder, to the satisfaction of the Corporation, for the payment of the aggregate exercise price for all shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise.

During the lifetime of an Optionee, Options are exercisable only by the Optionee or in the case of a Non-Qualified Stock Option, transferee who takes title to such Option in the manner permitted by subsection 0 hereof.

Payment upon Exercise of Option

Upon the exercise of any Option, the aggregate exercise price shall be paid to the Corporation in cash or by certified or cashier’s check. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Holder may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

by delivering to the Corporation shares of Common Stock previously held by such Holder, or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate exercise price to be paid by the Optionee upon such exercise; or

by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

No Rights as a Shareholder

A Holder shall have no rights as a shareholder with respect to any shares covered by an Option until such Holder becomes a record holder of such shares, irrespective of whether such Holder has given notice of exercise. Subject to the provisions of Section 0 hereof, no rights shall accrue to a Holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date the Holder becomes a record holder of the shares of Common Stock covered by the Option, irrespective of whether such Holder has given notice of exercise.

Transfer of Option

Options granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment or similar process; provided however that, subject to applicable laws:

for Incentive Stock Options, any Agreement may provide or be amended to provide that a Non-Qualified Stock Option to which it relates is transferable without payment of consideration to immediate family members of the Optionee or to trusts or partnerships or limited liability companies established exclusively for the benefit of the Optionee and the Optionee’s immediate family members;

for Non-Qualified Stock Options, the Optionee’s heirs or administrators may exercise any portion of the outstanding Options within one year of the Optionee’s death.

Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Option shall thereupon terminate and become null and void.

Securities Regulation and Tax Withholding

Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Options or shares.

As a condition to the exercise of an Option, the Plan Administrator may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Plan Administrator, a stop-transfer order against such shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with federal, provincial or state securities laws. THE CORPORATION HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

The Holder shall pay to the Corporation by certified or cashier’s check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Plan Administrator, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of shares of Common Stock acquired upon exercise of an Option or otherwise related to an Option or shares of Common Stock acquired in connection with an Option. Upon approval of the Plan Administrator, a Holder may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

by delivering to the Corporation shares of Common Stock previously held by such Holder or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to the exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to any withholding tax obligations arising as a result of such exercise, transfer or other disposition; or

by complying with any other payment mechanism approved by the Plan Administrator from time to time.

The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in paragraph 0 above.

Stock Dividend or Reorganization

If (1) the Corporation shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations thereunder; (2) the Corporation shall declare a dividend payable in, or shall subdivide, reclassify, reorganize, or combine, its Common Stock or (3) any other event with substantially the same effect shall occur, the Plan Administrator shall, subject to applicable law, with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section 0 of this Plan and the exercise price for such Options shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder, so as to preserve the proportional rights of the Holder.

In the event that the presently authorized capital stock of the Corporation is changed into the same number of shares with a different par value, or without par value, the stock resulting from any such change shall be deemed to be Common Stock within the meaning of the Plan, and each Option shall apply to the same number of shares of such new stock as it applied to old shares immediately prior to such change.

If the Corporation shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, the Plan Administrator may, subject to applicable law, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or adjust the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section 0 of this Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder.

The foregoing adjustments in the shares subject to Options shall be made by the Plan Administrator, or by any successor administrator of this Plan, or by the applicable terms of any assumption or substitution document.

The grant of an Option shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

EFFECTIVE DATE; SHAREHOLDER APPROVAL

Incentive Stock Options may be granted by the Plan Administrator from time to time on or after the date on which this Plan is adopted (the "Effective Date") through the day immediately preceding the tenth anniversary of the Effective Date.

Non-Qualified Stock Options may be granted by the Plan Administrator on or after the Effective Date and until this Plan is terminated by the Board in its sole discretion.

Termination of this Plan shall not terminate any Option granted prior to such termination.

Any Options granted by the Plan Administrator prior to the approval of this Plan by the shareholders of the Corporation shall be granted subject to ratification of this Plan by the shareholders of the Corporation within twelve (12) months before or after the Effective Date. If such shareholder ratification is sought and not obtained, all Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Options granted to Covered Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Corporation of certain compensation. In addition, any such Options will remain unvested unless and until shareholder approval is obtained.

NO OBLIGATIONS TO EXERCISE OPTION

The grant of an Option shall impose no obligation upon the Optionee to exercise such Option.

NO RIGHT TO OPTIONS OR TO EMPLOYMENT

Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan.

The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Corporation or any Related Corporation, express or implied, that the Corporation or any Related Corporation will employ or contract with an Optionee for any length of time, nor shall it interfere in any way with the Corporation’s or, where applicable, a Related Corporation’s right to terminate Optionee’s employment at any time, which right is hereby reserved.

APPLICATION OF FUNDS

The proceeds received by the Corporation from the sale of Common Stock issued upon the exercise of Options shall be used for general corporate purposes, unless otherwise directed by the Board.

INDEMNIFICATION OF PLAN ADMINISTRATOR

In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

AMENDMENT OF PLAN

The Plan Administrator may, subject to Applicable Laws, at any time, modify, amend or terminate this Plan or modify or amend Options granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however that:

no amendment with respect to an outstanding Option which has the effect of reducing the benefits afforded to the Holder thereof shall be made over the objection of such Holder;

the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Holders;

the Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Corporation to comply with or to avail the Corporation and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirement; and

the Plan Administrator may not increase the number of shares available for issuance on the exercise of Incentive Stock Options without shareholder approval.

Without limiting the generality of Section 0 hereof, the Plan Administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

Effective Date: May 29, 2003

EXHIBIT#B5 - Exhibit#B5-(1)

AMENDED

     NOTICE OF CHANGE OF AUDITORS

(NATIONAL POLICY STATEMENT NO.31)

TO:      All holders of voting securities of Lucky 1 Enterprises Inc. (the "Company").

Please be advised that the Company has received notice from Grant Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as auditors. The effective date of declination is February 4, 2003.

There have been no "reportable events" in connection with the Company’s financial statements or in connection with Change of Auditors.

Furthermore there were no reservations in the Auditor’s Reports for the fiscal years ended December 31, 2000 and December 31, 2001 and there were no audits conducted after December 31, 2001.

Smythe Ratcliffe, Chartered Accountants, have agreed to the appointment as auditors of the Company effective immediately. The proposal to change the auditors was approved by the Company’s Audit Committee.

Dated this 10th day of April 2003.

Kindest regards.

Yours sincerely,

Lucky 1 ENTERPRISES INC.

"Bedo Kalpakian"

Bedo Kalpakian

President

Exhibit#B5 (1)

EXHIBIT#B5 - EXHIBIT#B5 - (2)

To:

British Columbia Securities Commission	Alberta Securities Commission
12th Floor, IBM Tower	21st Floor, Imperial Oil Building
701 West Georgia Street	10025 Jasper Avenue
Vancouver, B.C. V7Y 1L2	Edmonton, Alberta T5J 3Z5

Commission des valeurs mobilieres du Quebec
800. Victoria Square, 22nd Floor
Postal Box 246, Stock Exchange Tower
Montreal, Quebec H4Z 1G3
.

The undersigned, Bedo Kalpakian, President and a Director of the Company, hereby confirms that the "Reporting Package", as defined in National Policy 31, relating to the change of the Company’s auditors from Grant Thornton LLP to Smythe Ratcliffe has been reviewed by the Board of Directors of the Company.

Dated at Vancouver, B.C. this 14th day of April, 2003

"Bedo Kalpakian"
_______________________________________
Bedo Kalpakian

EXHIBIT#B5 - EXHIBIT#B5 (3)

Grant Thornton LLP

Chartered Accountants

Management Consultants

April 10, 2003

46-16010

British Columbia Securities Commission

9th Floor - 701 West Georgia Street

VANCOUVER, B.C.

V7Y 1L2

Alberta Securities Commission

4th Floor, 300 - 5th Avenue S.W.

CALGARY, Alberta

T2P 3C4

Commission des valeurs mobilieres du Quebec

800 Square Victoria, 22nd Floor

P.O. Box 246 Tour de la Bourse

MONTREAL, Quebec

H4Z 1G3

Dear Sirs:

Re: Lucky 1 Enterprises Inc.

We acknowledge receipt of the Amended Notice of Change of Auditors from the above company dated April 10, 2003 which advised of the resignation of Grant Thornton LLP and the appointment of Smythe Ratcliffe.

As predecessor auditors, we advise that we agree with the information contained in the Notice based on our knowledge of the information at the present time.

Please be advised that we have resigned as auditors as past audit fees remained unpaid and an advance on current year fees was not forthcoming.

Yours very truly,

/s/ Grant Thornton LLP

CHARTERED ACCOUNTANTS

Mervyn E. Louis, CA, Partner

Cc     Bedo Kalpakian, Lucky 1 Enterprises Inc.

Smythe Ratcliffe, Chartered Accountants

EXHIBIT#B5 - EXHIBIT#B5 - (4)

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver BC, V6C 2G8

SmytheRatcliffe

CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

G. Luedke

File # 106130

April 11, 2003

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC V7Y 1L2

Alberta Securities Commission

4th Floor, 300 - 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Commission des valeurs mobilieres du Quebec

800 Square Victoria, 22nd Floor

Tour de la Bourse

Montreal, Quebec H4Z 1G3

U.S. Securities and Exchange Commission

SEC Headquarters

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs/Mesdames:

RE: LUCKY 1 ENTERPRISES INC. (the "Company")

The undersigned, being the successor auditor of the Company, has reviewed the amended Notice of Change of auditors prepared by the Company dated April 10, 2003, in accordance with National Policy Number 31. Based on our knowledge of such information at this time, we do not disagree with the information contained in this Notice.

Yours truly,

"SMYTHE RATCLIFFE"

SMYTHE RATCLIFFE

EXHIBIT#B6

LICENSING AGREEMENT

THIS LICENSING AGREEMENT made as of the 4th day of November 2002 (the "Effective Date")

BETWEEN:

LUCKY 1 ENTERPRISES INC., a company incorporated under the laws of the Province of British Columbia having a business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6 (hereinafter referred to as "LUCKY")

OF THE FIRST PART

AND:

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC., a company incorporated under the laws of the Province of British Columbia having a business at Suite 1460, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6 (hereinafter referred to as "LVH")

OF THE SECOND PART

WHEREAS:

A.     LVH carries on a business consisting principally of the development of internet related software products primarily for multi-player gaming (the "Business of LVH");

B.     LUCKY and LVH wish to jointly develop software for Chinese Poker, Big Two and Pan Card Games (collectively referred to as the "Oriental and Pan Card Games Software");

AND,

C.     LUCKY and LVH wish to enter into this Licensing Agreement whereby LUCKY shall provide funding to LVH and LVH shall develop the Oriental and Pan Card Games Software (the "Joint-Development of the Oriental and Pan Card Games");

NOW THEREFORE THIS LICENSING AGREEMENT WITNESSETH that, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1. To induce Lucky to enter into this Licensing Agreement, LVH represents and warrants that:

a)     It is duly incorporated, organized and validly existing under the laws of the Province of British Columbia;

b)     It has good and sufficient capacity, power, authority and right to enter into, execute and deliver this Licensing Agreement, to complete the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein;

                and,

c)     All necessary corporate action has been taken by LVH to authorize and approve the execution and delivery of this Licensing Agreement, the completion of the transactions contemplated hereby and the observance and performance of the covenants and obligations contained herein.

2.     To induce LVH to enter into this Licensing Agreement, Lucky represents and warrants that:

a)     It is duly incorporated, organized and validly existing under the laws of the Province of British Columbia;

b)     It has good and sufficient capacity, power, authority and right to enter into, execute and deliver the Licensing Agreement, to complete the transactions contemplated hereby and to duly observe and perform the covenants and obligations contained herein;

and,

c)     All necessary corporate action has been taken by Lucky to authorize and approve the execution and delivery of this Licensing Agreement, the completion of the transactions contemplated hereby and the observance and performance of the covenants and obligations contained herein.

3.      By no later than December 31, 2002 LUCKY shall make a one-time-only payment of Canadian $200,000 (two hundred thousand Canadian dollars) to LVH as its sole contribution for the Joint-Development of the Oriental and Pan Card Games Software (the "Contribution by LUCKY");

4.       Upon receipt by LVH of the Contribution by LUCKY, LVH and/or its associates and affiliates shall not be entitled to receive any further funds or any other consideration whatsoever from LUCKY and LUCKY shall not be obliged to provide any further funds or any other consideration whatsoever to LVH and/or to its associates and affiliates;

5.      LVH shall solely develop the Oriental and Pan Card Games Software;

6.      LUCKY and LVH shall each have a 50% (fifty percent) ownership interest in the Oriental and Pan Card Games Software;

7.      Upon the completion of the development of the Oriental and Pan Card Games Software, LVH shall forthwith provide and deliver to Lucky, at no cost to Lucky, a copy of the Source Code and Program Design Specifications of the Oriental and Pan Card Games Software. Furthermore, LVH shall promptly provide and deliver to Lucky, at no cost to Lucky, a copy of all future modifications and upgrades of the Source Code and Program Design Specifications of the Oriental and Pan Card Games Software;

8.      At all times LVH and/or its associates or affiliates shall be the operator of the Oriental and Pan Card Games Software and shall be solely responsible for all marketing and operational related costs, charges and expenses. As consideration for operating the Oriental and Pan Card Games Software, LVH and/or its associates or affiliates shall receive 60% of the revenues generated by the Oriental and Pan Card Games Software ("LVH’s share of revenues generated by the LVH Group") and LUCKY shall receive the remaining 40% of the revenues generated by the Oriental and Pan Card Games Software ("LUCKY’s share of revenues generated by the LVH Group");

9.       In the event that LVH and/or its associates or affiliates pay any bonuses, and/or any royalty payments to any employee, director or third party in respect to the Oriental and Pan Card Games Software ("third party payments") then all such third party payments shall be borne by the parties to this Licensing Agreement as follows: 60% (sixty percent) by LVH, and 40% (forty percent) by Lucky;

10.     The Oriental and Pan Card Games Software may be licensed to third party Licensees and/or Affiliates on terms and conditions that shall be mutually acceptable to the parties of this Licensing Agreement. All revenues that shall be generated from the use of the Oriental and Pan Card Games Software by third party Licensees and/or Affiliates shall be shared by the parties to this Licensing Agreement as follows:

- 60% (sixty percent) in favor and to the account of LVH ("LVH’s share of revenues generated from Licensees and/or Affiliates)

and,

- 40% (forty percent) in favor and to the account of LUCKY ("LUCKY’s share of revenues generated from Licensees and/or Affiliates)

100

11.     For as long as revenues are being generated from the Oriental and Pan Card Games Software, LVH will ensure that LUCKY shall receive LUCKY’s share of revenues generated by the LVH Group and LUCKY’s share of revenues generated from Licensees and/or Affiliates in a regular and timely manner but in no event later than 60 (sixty) days after such revenues are generated. All late payments shall be subject to a 1½% (one and a half percent) financing charge per month which shall be payable by LVH to LUCKY;

12.     Once every 12 (twelve) months LUCKY shall have the right to audit the Financial Statements of LVH in respect to all revenues that have been generated by the Oriental and Pan Card Games Software and should such audit reveal any underpayment to LUCKY then LVH shall immediately pay to LUCKY the amount of such underpayment plus an add itional 10% (ten percent) over and above the amount of underpayment;

13.     This Licensing Agreement shall be subject to the approval of the TSX Venture Exchange;

14.     At all times, the parties to this Licensing Agreement agree to act in good faith and not to do anything that might be detrimental to the best interests of either party;

15.     The parties to this Licensing Agreement agree to negotiate in good faith upon request to settle any dispute, controversy or claim arising out of or relating to this Licensing Agreement;

16.     This Licensing Agreement and all matters arising hereunder shall be construed and governed by the laws of the Province of British Columbia and each of the parties hereto irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia;

17.     This Licensing Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors;

18.     If any provision hereof is found by a court of competent authority to be void, unenforceable, illegal or invalid, then it shall be severed and shall not affect the validity of the remainder of this Licensing Agreement;

19.     The parties to this Licensing Agreement may sell, assign or transfer their rights or benefits covered by this Licensing Agreement to any third party provided that prior to any sale or assignment or transference such third party shall give written undertaking of its agreement to abide by and honor all the covenants, promises and obligations covered by this Licensing Agreement ("third party written undertaking") to the remaining party of this Licensing Agreement;

20.     Time shall be of the essence of this Licensing Agreement and of any part thereof;

21.     This Licensing Agreement constitutes the entire agreement between the parties. To be effective any modification of this Licensing Agreement must be in writing and signed by the parties;

22.     From time to time after the execution of this Licensing Agreement, the parties will make, do, execute or cause or permit to be made, done or executed all additional lawful acts, deeds, things, devices and assurances in law as may be required to carry out the true intention and to give full force and effect to this Licensing Agreement;

23.     All notices, requests and communications required or permitted hereunder shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, may be delivered by mail or fax transmission at the party’s address or fax number and such delivery shall be deemed effective and complete on the first business day after the date of transmission or, if mailed, upon the first to occur of actual receipt or 5 (five) business days after being placed in the mail, postage prepaid, registered or certified mail, return receipt requested, respectively addressed to the Companies as follows:

To LUCKY:

Lucky 1 Enterprises Inc.

P.O. Box 10147, Pacific Centre Suite

1460, 701 West Georgia Street

Vancouver, BC V7Y 1C6

Fax: (604) 681-9428

To LVH:

Las Vegas From Home.com Entertainment Inc.

P.O. Box 10147, Pacific Centre

Suite 1460, 701 West Georgia Street

Vancouver, BC V7Y 1C6

Fax: (604) 681-9428

Or such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon the actual receipt.

24.     This Licensing Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one instrument.

IN WITNESS WHEREOF this Licensing Agreement has been duly executed by the parties hereto effective as of the day and year first above written.

THE CORPORATE SEAL OF LUCKY 1)
ENTERPRISES INC. was hereunder affixed	)
in the presence of:	)
	)	C/S
)

THE CORPORATE SEAL OF LAS VEGAS
FROM HOME.COM ENTERTAINMENT INC.	)
was hereunder affixed in the presence of:	)
	)	C/S
)