Form 20-F/A
period 2002-12-31
LUCKY 1 ENTERPRISES INC
filed 2003-07-24
CIK 825171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 20-F / AMENDED

(	)	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

(X)		ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002

(	)	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 016353

LUCKY 1 ENTERPRISES INC.

(formerly Golden Nugget Exploration Inc.)

(Incorporated in the Province of British Columbia, Canada)

P.O. Box 10147, Pacific Centre, #1460 – 701 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1C6

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

Common Shares (no par value)	OTC Bulletin Board

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

As at December 31, 2002 the authorized capital of the registrant consists of 200,000,000 common shares without par value of which 7,287,075 common shares are issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X} Item 17         [ ]   Item 18

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the consolidated financial statements of LUCKY 1 ENTERPRISES INC. (formerly Golden Nugget Exploration Inc.)[hereinafter referred to as the "Company" or the "Registrant" or "Lucky"] which have been prepared in accordance with accounting principles generally accepted in Canada. The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen old-for-one-new common share. The latest share consolidation on the capital stock of the Company was on May 2, 2002 when the Company's share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value.

TABLE I

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Operating Revenue	$ -	$ -	$ -	$ -	$ -
Interest Income	$ 356	$ 420	$ 1,896	$ 2,876	$ 7,132
Net loss	$ 449,397	$ 291,116	$ 473,149	$ 866,914	$ 1,042,744
Basic loss per common share	$ 0.12	$ 0.45	$ 0.98	$ 0.03	$ 0.05
Fully diluted loss per common share	$ 0.12	$ 0.45	$ 0.98	$ 0.03	$ 0.05
Total Assets	$ 52,953	$ 55,422	$ 45,508	$ 120,517	$ 195,978
Capital Stock	$21,501,417	$21,179,417	$21,152,417	$20,472,425	$19,689,288
Number of common shares	7,287,075	697,075	588,152	31,187,276	25,525,543
Long term-obligations	$ -	$ -	$ -	$ -	$ -
Cash dividends	$ -	$ -	$ -	$ -	$ -

Had the financial statements of Lucky been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed per Table II.

TABLE II

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net loss	$ 449,397	$ 291,116	$ 454,697	$ 853,555	$1,101,648
Diluted loss per common share	$ 0.12	$ 0.45	$ 0.95	$ 0.03	$ 0.05
Number of Common shares	7,287,075	697,075	588,152	31,187,276	25,525,543
Total Assets	$ 52,593	$ 55,422	$ 45,508	$ 102,065	$ 164,167

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in  Note 12 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High (1)	Monthly Low (1)
December 2002	$0.6338	$0.6461
January 2003	$0.6380	$0.6585
February 2003	$0.6539	$0.6703
March 2003	$0.6691	$0.6836
April 2003	$0.6784	$0.6997
May 2003	$0.7043	$0.7403

(1) The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	For Year Ended December 31, 2002	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999	For Year Ended December 31, 1998
Average rate (2)	0.6367	$0.6458	$0.6733	$0.6730	$0.6742
High (3)	0.625	$0.6443	$0.6718	$0.6716	$0.6728
Low (3)	0.6531	$0.6471	$0.6748	$0.6746	$0.6759

(2) The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3) The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the above table are stated in U.S. currency.  Accordingly, at the closing on December 31, 2002, the Canadian $1.00 (Dollar ) was equal to U.S. $0.6413.  At the closing on May 31, 2003, the Canadian $1.00 (Dollar) was equal to U.S. $0.7307.

Item 3.D. Risk Factors

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

- Competition: The resource industry and the online gaming industry are intensely competitive in all of their respective phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable properties for exploration and other online gaming software in the future. The on-line gaming software in which the Company has made an investment will compete against those of other new and developing companies as well as companies established in existing and other markets, some of which have greater financial, marketing, and other resources than those of the Company.

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

- Reliance on the Internet and Internet Service Providers: The operation of the Company’s On-Line Gaming Software in which the Company has an interest will rely on the Internet as a means of promoting and selling the card games. Any changes in the Internet’s role as the premier computer network information service or any shutdown of Internet service by significant Internet service providers will impact the On-Line Gaming Software’s ability to generate revenue. Furthermore, the operations of the on-line gaming software can be adversely affected from power failures, internet interruptions and hackings.

- Product Obsolescence: The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The on-line gaming software, which the Company has an interest in, can rapidly become obsolete.

- Marketplace: The Marketplace for the on-line gaming software, which the Company has an interest in, is constantly undergoing changes.

- Marketing Plan: The Internet has not been established as a long term profitable medium for generating revenue specifically with gaming operations, as a result there can be no assurances whatsoever that the Company’s interest in the on-line gaming software can ever produce any meaningful revenue.

- Legal and Regulatory: The ability to profitably sell various products or services on the Internet is dependant upon the legal and regulatory authorities of various levels of governments on a worldwide basis. The rulings made by governments relating to Internet Games are in their infancy and are dependent upon a number of political, economic and public interest factors. Due to the uncertainty of the regulatory environment, management is unable to determine the effect of the current and proposed legal regulations and their applications in the United States or elsewhere. Management believes that this uncertainty in respect of the legislation, the jurisdictions and the enforcement will continue for a number of years to come. This belief is based on the requirement for cooperation between legislative bodies in various countries in order to properly enforce any Internet laws. Negative rulings, restrictive legislation and the application of any restrictive legislation could adversely affect the operations of the on-line gaming software in which the Company has an interest.

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

- Revenues and Dividends: The Company currently generates insignificant revenues and does not anticipate generating any meaningful revenues in the future and, as a consequence, if it requires additional funds for exploration and development of its properties or for operating capital purposes, or for acquiring interests in other projects of merit, it will have to seek equity or debt financing which may or may not be available. Furthermore, the Company has not paid dividends in the past and does not expect to pay dividends in the future. In the event of generating any earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

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

- Penny Stock: The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market. Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company's securities are quoted for trading on the OTC Bulletin Board. Penny Stocks, such as the Company's securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the "bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade. In addition, to these items listed above the investors's brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is LUCKY 1 ENTERPRISES INC.

The Company was incorporated by memorandum [See Exhibit 1.(Incorporated by reference)]under the Company Act of the Province of British Columbia, Canada on August 24, 1984 and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984. On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.". On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form. On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc. On May 2, 2002, Golden Nugget Exploration Inc. changed its name to Lucky 1 Enterprises Inc.

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

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and if warranted the development of natural resource properties and for a brief period of time, the Company, through its formerly owned Ecuadorian subsidiary, Armenonic del Ecuador S.A. ("Armenonic") operated the San Bartolome mine in Ecuador. Presently, the Company's interest in resource properties includes five groups of prospects containing lithium mineralization which are located in the Province of Ontario, Canada. The Company is currently a holding company and has made an investment in an on-line gaming software. (Exhibit 4.4)

The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings.

The Company's head office is located at: P.O. Box 10147, Pacific Centre, Suite 1460-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6. The telephone number is (604) 681-1519 and the telefax number is (604) 681-9428. The contact person is Bedo H. Kalpakian.

The Company used to have a wholly owned subsidiary, Blue Rock Mining, Inc. ("Blue Rock") which has been dissolved.

The Company's registered office and records office is located at: P.O. Box 10068, #1600 -609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3. The telefax number is (604) 669-3877.

The Registrar and Transfer Agent of the Company is Computershare Trust Company of Canada, 9 th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. The telefax number is (416) 981-9800.

The auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

Item 4.B. Business Overview

Summary

Lucky, (formerly Golden Nugget Exploration Inc.) used to be a natural resource company and was engaged in the acquisition, exploration and if warranted the development of natural resource properties. Currently it is a holding Company with an interest in Lithium mineral properties which are located in Ontario, and has made an investment in software for on-line gaming.

Lucky is seeking opportunities of merit to acquire interests in. It should be noted that there are no assurances that Lucky shall be successful in its attempts of seeking opportunities of merit to acquire interests in.

Furthermore, it should be noted that there are no assurances whatsoever that commercial quantities of minerals can be discovered on the Company's Lithium properties. Even if discovered, there are no assurances whatsoever that they will be commercially produced.

It should also be noted that the on-line gaming software may not generate any meaningful revenues to Lucky.

Item 4. C. Organizational Structure

Not Applicable.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

Item 4.D. Property, Plants and Equipment

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

II. On-line Gaming Software.

The Company has entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "gaming software"). The Company has paid the agreed license fee of Canadian $200,000 for the gaming software to Las Vegas. The gaming software is equally owned by the Company and Las Vegas. Las Vegas shall be the operator of the gaming software and shall market the three card games. Las Vegas shall receive 60% of all future revenues that shall be generated from the operations of the gaming software and the Company shall receive 40%. (See Exhibit 4.4)

III. Securities of a related company.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Operating Results

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

On April 10, 2000, at the Company’s Annual General Meeting, the shareholders of the Company passed special resolutions to change the name of the Company from Ag Armeno Mines and Minerals Inc. ("Armeno") to Golden Nugget Exploration Inc. ("Golden Nugget"), to consolidate its authorized share capital on the basis of 1 (new) common share for every 15 (old) common shares, and to subsequently increase its authorized share capital to 200,000,000 common shares without par value. On April 25, 2000, Armeno changed its name to Golden Nugget, its share capital was consolidated on the basis of 1 (new ) common share for every 15 (old) common shares and immediately thereafter increased its authorized share capital to 200,000,000 common shares without par value. Effective April 27, 2000, the common shares of Armeno were delisted, and the common shares of Golden Nugget commenced trading on the CDNX under the trading symbol "GGG" and on the OTC Bulletin Board in the U.S.A. under the trading symbol "GNGTF".

On April 16, 2001, the Company entered into an Option Agreement with Platinova A/S ("Platinova"), a TSE listed company, whereby Platinova had the right to acquire an undivided 70% interest in the Company’s Lithium properties which are all located in the Province of Ontario, Canada ("Company’s properties"). Under the Option Agreement, Platinova was required to make staged cash payments to the Company totalling $54,712.13, was required to incur exploration expenditures on the Company’s properties in the amount of $250,000 prior to October 1, 2004, was required to pay the annual lease rental payments to keep the properties in good standing, and was required to fund all work to the point where Platinova would have elected to proceed with a feasibility study. Upon earning the undivided 70% interest in the Company’s properties, Platinova could have, under certain terms and conditions, increased its undivided interest in the Company’s properties to 100% at which point in time, the Company’s interest in the Company’s properties would have been reduced to a 2% Net Smelter Return ("NSR") royalty. Platinova had the right until the commencement of commercial production to purchase one half of the Company’s NSR royalty for $1,000,000 leaving the Company with a 1% NSR royalty interest in the Company’s properties. Pursuant to this Option Agreement, Platinova has made a cash payment to the Company in the amount of $4,712.13 and has made the lease payment of $2,212.13 for the year 2001. On November 22, 2001, Platinova formally advised the Company that it would not renew the Option Agreement on the due date of December 1, 2001, as a result of which, the Option Agreement has terminated.

On June 22, 2001, the Company signed a Definitive Asset Purchase Agreement (the "Agreement") with MegaPools Gaming Systems Inc. (MPGS), a privately owned development stage gaming software and product developer. The Agreement, which was amended on July 4th, 2001, was expected to close on or before September 17, 2001, and was subject to certain Conditions Precedent, including due diligence, Board and Shareholder Approvals, and the delisting of the Company’s shares from the CDNX. In consideration for all of the MPGS assets, including all business plans, contracts, software, and intelle ctual property rights, the Company was required to issue to MPGS approximately 758,785 (post-consolidated) common shares and 300,000 (post-consolidated) warrants to purchase the Company’s common shares at an exercise price of US $1.60 per common share. Upon closing, four of the existing five Directors of the Company were required to resign. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001. In respect to the due diligence, the Company hired the services of Evans & Evans Inc., of Vancouver, BC, to prepare a Valuation Report to determine the fair market value of the MPGS Assets. Upon receiving the Valuation Report the Company decided not to proceed with the contemplated transaction, as a result of which, the Company did not hold the Extraordinary General Meeting of its Members which was scheduled for October 15, 2001.

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

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia [See Exhibit # 12.B. (Incorporated by reference)] of their resignation as the Company’s auditors. Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia (hereinafter referred to as "Smythe Ratcliffe") {See Exhibit # 12.B. incorporated by reference) have agreed to be engaged as auditors of the Company. Shareholders of the Company approved the appointment of Smythe Ratcliffe as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. The Reporting Package required pursuant to National Policy 31 (Canada) is incorporated by reference. (See Exhibit #12.B.).

The Company has adopted a formal Stock Option Plan [Exhibit 4.5 (Incorporated by reference)] for the purchase of up to 713,707common shares of the Company (the "Company’s 2002 Stock Option Plan"). On October 9, 2002, the Company filed Form Type S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company’s 2002 Stock Option Plan.

The Board of Directors of the Company resolved to adopt a 2003 Stock Option Plan [See Exhibit #4.3] which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital stock of the Company. The 2003 Stock Option Plan will be in addition to the existing 2002 Stock Option Plan (713,707 authorized for granting) under which 713,699 stock options are currently outstanding.

The Company’s Annual General Meeting of its shareholders was held in Vancouver, British Columbia on Thursday, May 29, 2003. All the resolutions that were proposed by Management received approval of the Company’s Shareholders. Furthermore, there was no other business brought before the meeting. Shareholder Approval was 99.99% with respect to Smythe, Ratcliffe, Chartered Accountants who were appointed as the Company’s Auditors, and who have agreed to be engaged as auditors of the Company. Shareholder approval was 99.97% with respect to the approval of the Company’s 2003 Stock Option Plan.

On November 4, 2002, the Company entered into a lic ensing agreement (see Exhibit # 4.4) with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "gaming software"). Pursuant to this licensing agreement the Company has paid a one-time-only license fee of Canadian $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the gaming software and as a result of which the gaming software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the gaming software and shall market the three games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the gaming software and the Company shall receive 40%. No revenues were generated from the gaming software during the year 2002.

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

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States, and required by the SEC, is included in Note 12 of the financial statements included in Item 17 of the Annual Report.

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

The write-down of mineral properties during 2002 was Nil; 2001 was $Nil; and 2000 was $40,650; Under Canadian GAAP, the Company had a net loss of $449,397 in 2002; $291,116 in 2001; and $473,149 in 2000; the Company had basic and diluted net loss per common share of $0.12 in 2002; $0.45 in 2001; $0.98 in 2000; (See Item 3.A.. Selected Financial Data, Page 4, Table II for U.S GAAP).

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

Item 5.B. Liquidity and Capital Resources

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

During December 2000, the Company completed the private placement financing which was announced on October 16, 2000. The private placement consisted of 140,000 (post-consolidated) units at $1.20 per unit in the capital of the Company, for total proceeds of $168,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable for a period of two years at a price of $1.60 per share.

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

On September 24, 2002, the Company entered into a full and final Settlement Agreement (See Exhibit # 4.1) with an investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the investor to purchase one additional common share in the capital of the company for a period of two years at a price of $0.24 per common share. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor. Pursuant to the terms and conditions of the full and final Settlement Agreement, the Company has closed the non-brokered Private Placement with the Investor by the issuance of 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

On October 7, 2002, the Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the capital of the Company at the price of Canadian $0.40 per common share for total proceeds of up to Canadian $1,600,000. There will be a finder’s fee of 10% payable to an arm’s length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital. The 1st tranche of the non-brokered Private Placement closed on March 11, 2003 by the issuance of 1,125,000 common shares in the capital of the Company for proceeds of Canadian $450,000. The 1,125,000 common shares that have been issued pursuant to this 1st tranche are subject to a hold period expiring on March 10, 2004.

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

Capital Resources.

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

Item 5.C. Research and development, patents and licences, etc.

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

The Marketplace for the on-line gaming software, which the Company has an interest in, is constantly undergoing changes. The operation of the Company’s on-line gaming software in which the Company has an interest will rely on the Internet as a means of promoting and selling the card games. The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences.

In respect to the Company’s Lithium Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic via bility of the Company’s mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties.

Item 5.E. Off balance sheet arrangements.

The Company has no off balance sheet arrangements whatsoever and the Company’s financial information including its balance sheet and income statement have been fairly represented in accordance with generally accepted accounting principles.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

Item 5.F. Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Capital Lease Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet.

Contractual Obligations	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
[Long Term Debt Obligations]	n/a	n/a	n/a	n/a	n/a
[Capital (Finance) Lease Obligations]	n/a	n/a	n/a	n/a	n/a
[Purchase Lease Obligations]	n/a	n/a	n/a	n/a	n/a
Operating Lease Obligations Photocopier Dec 2005 Postage Machine Feb 2006	$ 11,610 $ 3,300	$ 2,709 $ 700	$ 8,901 $ 2,600	n/a	n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
Total	$ 14,910	$ 3,409	$ 11,501	n/a	n/a

Item 5.G. Safe Harbor

In respect to information covered by Items 5.E. and 5.F., all financial information and statements have been fairly represented in accordance with generally accepted accounting principles

Special Note regarding Forward-Looking Statements.

We make certain forward looking-statements in this Form 20-F within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as:  "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," ‘possible," ‘seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this Form 20-F.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in "Item 3.D. RISK FACTORS," and elsewhere within the document and in other of our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2003 the name, municipality and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Principal occupation	Term of Office
Bedo H. Kalpakian* Vancouver, B.C. Canada	President and Director	President of Registrant; Chairman of Las Vegas From Home.com Entertainment Inc.	1991 to Present
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	Vice President of Registrant; President of Las Vegas From Home.com Entertainment Inc	1991 to Present
Gregory T. McFarlane* Las Vegas, NV, USA	Director	Freelance advertising copywriter	1992 to Present
James Wayne Murton* Kelowna, BC Canada	Director	President of J.W. Murton & Associates, a private geological engineering and mining services co.	1999 to Present
Penilla Klomp Richmond, B.C., Canada	Corporate Secretary	Corporate Secretary of the Registrant and for Las Vegas From Home.com Entertainment Inc.	May 1, 2003 to Present

            *Members of audit committee.

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian. All directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first. Penilla Klomp was appointed an Officer (Corporate Secretary) of the Company as of May 1st, 2003.

There are no arrangements or understandings whatsoever with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B. Compensation

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2002 amounted to Cdn $145,796. Certain Directors of the Company are compensated for automobile expenditures and furthermore, certain Directors, Officers and Employees of the Company are covered under a group medical and dental insurance plan. Presently there exists no plan regarding Directors' and Officers' pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits.

On February 20, 2002, pursuant to a Directors’ Resolution, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement became effective on November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company. (Exhibit 4.6 Incorporated by reference)

During the twelve month period ended December 31, 2002, the Company paid management fees totalling $140,000 indirectly to Bedo H. Kalpakain and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company pursuant to the Management Services Agreement dated February 20, 2002.

Pursuant to indemnity agreements dated April 1, 1993, April 15, 1999, April 1, 2002 and May 1, 2003, between the Registrant and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, J.W. Murton and Penilla Klomp (collectively "the Directors and Officers"), the Registrant agreed to indemnify and save the Directors and Officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding providing the indemnified party has acted in good faith and in the best interests of the Registrant. The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements. (See Exhibit #4.2 – Indemnity Agreement dated May 1, 2003 with Penilla Klomp)

For the Fiscal year ended December 31, 2002, and up to and including the date of this report (May 31, 2003) no incentive stock options were exercised by any of the Company’s Directors.

Incentive stock options held by Bedo H. Kalpakian, Jacob H. Kalpakian, and Wayne Murton as of May 31, 2003 are as follows: Greg McFarlane holds no incentive share purchase options.

Name	Date of Grant	Shares under Option *	Exercise Price per Share $	Expiry Date
Bedo H. Kalpakian	October 5, 1999 Febrarary 3, 2000 March 21, 2003	1,620 3,333 173,000	2.25 CDN 2.25 CDN 0.50 U.S.	October 5, 2004 February 3, 2005 March 21, 2004
	Total	177,953
Jacob H. Kalpakian	April 9, 1999 October 5, 1999 February 3, 2000 March 21, 2003	1,659 1,620 3,333 173,000	2.25 CDN 2.25 CDN 2.25 CDN 0.50 U.S.	April 9, 2004 October 5, 2004 February 3, 2005 March 21, 2004
	Total	179,612
Wayne Murton	May 26, 1999 February 3, 2000	4,229 1,105	2.25 CDN 2.25 CDN	May 26, 2004 February 3, 2005
	Total	5,334

*One option is required to buy one common share.

Item 6.C. Board Practices

6.C.1. Directors Terms of service.

All directors are elected by the Company’s shareholders to serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first. All directors may be annually re-elected by the Company’s shareholders for additional one year terms. Bedo H. Kalpakian has served as a director since 1991; Jacob H. Kalpakian has served as a director since 1991; Greg McFarlane has served as a director since 1992 and Wayne Murton has served as a director since 1999.

6.C.2. Details of Directors Service Contracts.

During the twelve month period ended December 31, 2002, the Company paid management fees totalling $ 140,000 indirectly to Bedo H. Kalpakian and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company pursuant to a Management Services Agreement dated February 20, 2002.

On February 20, 2002, pursuant to a Directors’ Resolution, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement").[Exhibit 4.6 (Incorporated by reference)] The New Management Services Agreement became effective on November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Servic es Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

6.C.3. Details relating to the Company’s audit committee and remuneration committee.

All directors are elected by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. The Company’s audit committee consists of the following directors; Bedo H. Kalpakian, Gregory McFarlane and Wayne Murton. In the event that an audit committee member resigns prior to the expiry of the one year term, then the remaining directors of the Company appoint another director of the Company as a replacement member in the audit committee. The Company does not have a remuneration committee largely due to its size.

Item 6.D. Employees

The Company employs 3 people in Administration and 2 in Management.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced a work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

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

** Based on 8,412,075 issued and outstanding common shares as of May 31, 2003

Item 6.E.2. Stock Options for Employees

From time to time the Company grants Incentive Stock Options to its Directors, Officers, Employees and Consultants. The incentive stock options entitle the holders to acquire common shares of the Company from treasury. The incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

During 2002, the Company adopted a formal Stock Option Plan [Exhibit 4.5 (Incorporated by reference)] for the purchase of up to 713,707common shares of the Company (the "Company’s 2002 Stock Option Plan"). On October 9, 2002, the Company filed Form Type S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company’s 2002 Stock Option Plan.

The Board of Directors of the Company resolved to adopt a 2003 Stock Option Plan (the "2003 Plan") [See Exhibit #4.3] which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital stock of the Company. The 2003 Stock Option Plan will be in addition to the existing 2002 Stock Option Plan (713,707 authorized for granting) under which 713,699 stock options are currently outstanding. At the Company’s Annual General Meeting which was held in Vancouver, British Columbia, on May 29, 2003, the shareholders of the Company approved an ordinary resolution adopting the Company’s 2003 Stock Option Plan.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

As of May 31, 2003, the following  incentive stock options to purchase common shares in the capital of the Company were held by employees of the Company:

Optionee	Expiry Date	Shares under Option *	Exercise Price per Share $
Employees	April 9, 2004	400	2.25 CDN
	September 21, 2003	350,000	0.50 U.S.
	TOTAL:	350,400

*One option is required to buy one common share.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1.  The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  The Company is neither directly nor indirectly owned or controlled by any other corporation or any foreign government.

As at May 31, 2003 the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian and Jacob H. Kalpakian, Vancouver, British Columbia	2,278,724 direct(1) 192,807 indirect (2)	29.38%
Interfranchise Inc. Rosemere, Quebec	1,525,000	18.13%
Penson Canada, Montreal, Quebec	1,500,000	17.83%
Beaumont Capital, Wanchai, Hong Kong	1,000,000	11.88%
CDS & Co., Toronto, Ontario**	504,228	5.99%
Minhas Sayani, Dubai, United Arab Emirates	500,000	5.94%

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

** Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As at May 31, 2002 the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Vancouver, British Columbia.	113,678**	16.31%
Jacob H. Kalpakian, Vancouver, British Columbia.	141,745**	20.33%
Cede & Company, New York, New York***	58,861	8.44%
CDS & Co., Toronto, Ontario***	575,342	82.54%
Marc Gugerli, Switzerland	40,000	8.46%

*  Based on 697,075 issued and outstanding common shares at of May 31, 2002.

** Of these shares, 5,500 common shares are held by Pacific Missouri Holdings Inc. 1 common share is held by Texas Pacific Minerals Inc. and 17,506 are held by Kaplakian Bros. of B.C. Ltd. private companies which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal  shareholders

***Depository trusts which hold shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As at April 4, 2001 the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Vancouver, British Columbia.	279,083**	9.2%
Jacob H. Kalpakian, Vancouver, British Columbia.	299,917**	9.9%
CDS & Co., Toronto, Ontario***	1,939,052	63.7%
Cede & Co, New York, New York***	293,746	9.7%
Marc Gugerli, Switzerland	200,000	6.6%

*  Based on 3,043,676 issued and outstanding common shares as of April 4, 2001.

** Of these shares, 27,000 common shares are held by Pacific Missouri Holdings Inc. 5 common shares are held by Texas Pacific Minerals Inc. and 30 common shares are held by Kaplakian Bros. of B.C. Ltd. private companies which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders

***Depository trusts which hold shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

7.A.1.(c) All shareholders of the Company have equal voting rights. Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the Directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares of the Company.

7.A.2. As of December 31, 2002, the Company had 7,287,075 issued and outstanding common shares. The number of outstanding securities of the Company held in the United States and the number of recorded holders thereof were 150,738 outstanding common shares and 991 recorded shareholders respectively.

7.A.3. To the best of the Company’s knowledge the Company is not controlled directly or indirectly by another corporation or by any other foreign government or by any natural or le gal person severally or jointly.

7.A.4. To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control.

Item 7.B. Related Party Transactions

Related Party Transactions

Pursuant to the non-brokered private placement dated October 16, 2000, Bedo H. Kalpakian and Jacob H. Kalpakian subscribed for a total of 100,000 Units (post consolidated) at a price of $1.20 per Unit in the capital of the Company for total proceeds of $120,000. Each unit consisted of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share in the capital of the Company for a period of two years at the price of $1.60 per common share.

On March 15, 2001, a total of 20,583 (post consolidated) stock options were exercised by Bedo H. Kalpakian and Jacob H. Kalpakian, for total proceeds of $34,990. On July 18, 2001, a total of 88,340 (post consolidated) share purchase warrants were exercised by Bedo H. Kalpakian and Jacob H. Kalpakian, for total proceeds of $141,344.

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

On February 20, 2002, pursuant to a Directors’ Resolution, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement") [See Exhibit 4.6 (Incorporated.by reference)] The New Management Services Agreement became effective on November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

During the twelve month period ended December 31, 2002, the Company paid management fees totalling

$140,000 indirectly to Bedo H. Kalpakain and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company pursuant to the Management Services Agreement dated February 20, 2002.

The Company shares office space and office expenses with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors. The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations"). During the twelve month period ended December 31, 2002, Las Vegas has paid to the Company the sum of Canadian $174,170 for Las Vegas obligations which are as follows: Payroll expenses of $142,351 and other expenses of Cdn $31,819. Subsequent to August 2001, rent for the office premises is paid for by Las Vegas and the Company is charged for its proportionate share which is $ 429.42 per month. During the twelve month period ended December 31, 2002, the Company has paid to Las Vegas the sum of Cdn $5,153 for office rent. As at December 31, 2002, the Company advanced Las Vegas the sum of Cdn $26,821 which is to be applied towards future office rent. This amount of Cdn $26,821 bears interest at prime plus 1% and is payable on demand. Effective September 2001, the Company charged 90% of general overhead and office expenses to Las Vegas. The Company is charged 100% of direct expenses incurred on its behalf. Due to their limited business activities, Kalpakian Bros. of B.C. Ltd., Texas Pacific Minerals Inc., Pacific Missouri Holdings Inc., and Blue Rock Mining Inc. are only charged for their direct expenses when and if such expenses are incurred.

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

On November 4, 2002, the Company entered into a licensing agreement (Exhibit # 4.4) with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "gaming software"). Pursuant to this licensing agreement the Company has paid a one-time-only license fee of Canadian $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the gaming software and as a result of which the gaming software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the gaming software and shall market the three games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the gaming software and the Company shall receive 40%. No revenues were generated from the gaming software during the year 2002.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Consolidated Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2002 are included in Item 17 of this report.

Item 8.A.7. Legal Proceedings

The Company is not presently a party to any legal proceeding of any kind.

The Company's corporate legal counsel is Anfield Sujir Kennedy & Durno, Barristers and Solicitors, located at 1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

Item 8.A.8. Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8. B. Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2002.

ITEM 9. THE OFFER AND LISTING

Item 9.A. (4) Listing Details

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

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

The following table sets forth the market price (Cdn$), range and trading volumes of the common shares on the CDNX for the periods indicated. All historical data reflects the respective share consolidations. The trading symbol of the Company's common shares when they were listed on the CDNX was "GGG". The market price of the Company’s common shares at the close of trading on June 29, 2001, on the CDNX was Cdn $0.26. There were no trading activities on the Company’s securities on the CDNX from July 1 to July 31, 2001. The market price of the Company’s common shares at the close of trading on July 31, 2001, on the CDNX is therefore unavailable.

Canadian Venture Exchange ("CDNX")

Trading Range

Five Most Recent Financial Years	$ High	$ Low	Volume
1998	0.90	0.25	2,130,615
1999	1.25	0.50	5,817,675
2000	0.45	0.08	2,490,315
2001 [January to June 29, 2001]	0.40	0.22	373,095
2002	N/A	N/A	N/A
Two Most Recent Financial Years
Year 2001	$ High	$ Low	Volume
Jan 1 – Mar 31	0.38	0.23	278,239
Apr 1 – Jun 30	0.40	0.22	94,856
Jul 1 – Sep 30	N/A	N/A	N/A
Oct 1 – Dec 31	N/A	N/A	N/A
Year 2002	$ High	$ Low	Volume
Jan 1 – Mar 31	N/A	N/A	N/A
Apr 1 – Jun 30	N/A	N/A	N/A
Jul 1 – Jul 31	N/A	N/A	N/A
Aug 1 – Dec 31	N/A	N/A	N/A
Six Most Recent Months	N/A	N/A	N/A

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

The common shares of the Company were listed for trading on the NASDAQ SmallCap Market in Washington, D.C., U.S.A., on May 11, 1988. On October 3, 1994, the Company's common shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's common shares have been listed for trading on the OTC Bulletin Board in the U.S.A. The current trading symbol of the Company’s common shares on the OTC Bulletin Board is "LKYOF". The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated. During May 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. During April 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. During May, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. All historical data reflects the respective share consolidations.

                                                            OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	$ High	$ Low	Volume
1998	0.15	0.01	1,407,070
1999	0.20	0.06	11,718,200
2000	0.87	0.15	273,700
2001	0.32	0.07	412,400
2002	0.61	0.02	673,500
Two Most Recent Financial Years
Year 2001
Jan 1 – Mar 31	0.25	0.15	48,000
Apr 1 – Jun 30	0.30	0.10	32,100
Jul 1 – Sep 30	0.32	0.10	236,800
Oct 1 – Dec 31	0.10	0.07	95,500
Year 2002
Jan 1 – Mar 31	0.08	0.06	62,900
Apr 1 – Jun 30	0.12	0.02	202,300
Jul 1 – Sep 30	0.34	0.22	14,400
Oct 1 – Dec 31	0.61	0.22	393,900
Six Most Recent Months
December 2002	0.61	0.45	262,700
January 2003	0.61	0.35	21,700
February 2003	0.62	0.60	165,600
March 2003	0.75	0.60	190,900
April 2003	0.65	0.51	110,600
May 2003	0.68	0.22	210,500

Item 9.C. Markets

 On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

The authorized capital of the Company consists of 200,000,000 common shares without par value of which 8,412,075 are issued and outstanding as of May 31, 2003.

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

Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the Directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares of the Company.

Item 10.A.4. Warrants

At December 31, 2002, the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price. Each warrant is entitled to one common share. The expiry dates are as follows:

	Exercise	Number of Warrants
	Price	2002	2001

J June 17, 2003 or	$ 0.15	2,700,000	0
June 17, 2004	$ 0.20
August 30, 2003 or	$ 0.15	1,740,000	0
August 30, 2004	$ 0.20
September 20, 2003 or	$ 0.15	2,000,000	0
September 20, 2004	$ 0.20

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury.

As of May 31, 2003, the outstanding directors and employee stock options to purchase common shares in the capital of the Company totalled 713,699 and which are as follows:

Optionee	Expiry Date	Shares under Option *	Exercise Price per Share $
Directors	April 9, 2004	1,659	2.25 CDN
	May 26, 2004	4,229	2.25 CDN
	October 5, 2004	3,240	2.25 CDN
	February 3, 2005	7,771	2.25 CDN
	March 21, 2004	346,000	0.50 U.S.
Employees	April 9, 2004	800	2.25 CDN
	September 21, 2003	350,000	0.50 U.S.
	TOTAL:	713,699

*One option is required to buy one common share.

Item 10.A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

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

Item 10.B. Memorandum and Articles of Association

This information has been reported previously. [Exhibit 1. (Incorporated by reference)]

Item 10. C. Material Contracts

On November 4, 2002 , the Company entered into a Licensing Agreement (see Exhibit # 4.4) with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "Gaming Software") Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of Canadian $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the Gaming Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%. In respect to this transaction, Las Vegas received approval from the TSX Venture Exchange on November 21, 2002.

Item 10. D. Exchange Controls

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

Item 10.E. Taxation

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

The following is intended to be a general description of the Canadian and U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it beconstrued to be, legal or tax advice to any prospective holders. The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law. Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of LUCKY 1 ENTERPRISES INC.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

LUCKY 1 ENTERPRISES INC. ("Lucky") is classified as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

1) 75% or more of its gross income has been passive;

2) The average percentage of its assets producing passive income is at least 50%.

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Lucky.

Since Lucky has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in Lucky, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

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

The amount of the excess allocated to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income for the year of the distribution. The remainder of the excess is not included in gross income, but the U.S. shareholder must pay a deferred tax amount by allocating the remaining excess to all PFIC years, re-computing the tax for each PFIC year and computing and paying the resultant interest on the recomputed tax for each PFIC year. As indicated above, foreign tax credit relief is available for withholding taxes for both individual and corporate investors. Relief for underlying corporate tax is only available for certain corporate investors.

Under the excess distribution method, gain on the disposition of PFIC shares results in the same allocation process; gross income inclusion; tax re-computation; and interest charges as an excess distribution.

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

A shareholder who makes a QEF election may, or may not, remain subject to tax under the excess distribution method. If the U.S. shareholder makes the QEF election for the foreign corporation's first tax year as a PFIC that is included in the shareholder's holding period, the excess distribution will not apply to the shareholder. Thus, this type of shareholder will include its pro-rata share of PFIC earnings as a dividend, claim the appropriate foreign tax credit, and not face any interest charge.

If the shareholder makes the QEF election at a later time, in the absence of any other PFIC election, current taxation under the QEF method will apply prospectively. However, the excess distribution method continues to apply prior to the effective date of the QEF election.

If the shareholder makes the QEF election at a later time, the shareholder has an additional option to make a purging election. If a purging election is made, the PFIC stock would be treated as if it were sold and the gain treated as an excess distribution requiring: a gross income inclusion; allocation to PFIC years in the shareholder's holding period, a tax re-computation for PFIC years in the shareholder's holding period; and an interest charge payment. As a result of the purging election, thereafter the excess distribution method would not apply to that shareholder.

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

In lieu of any of the above-described methods, since Lucky is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024,Washington, D.C. 20549. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Investor Site at http:/www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

Item 10. I Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 ("Exchange Act")] as of a date within 90 days of the filing date of this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b) CHANGES IN INTERNAL CONTROLS. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

[See Exhibit 12.A(1). ]

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

Reserved.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2002 together with the report of the auditors, Smythe, Ratcliffe, Chartered Accountants, are filed as part of this annual report. The Company's consolidated financial statements are stated in Canadian dollars (Cdn $)

A) Index to Financial Statements

i) Consolidated Financial Statements

-Report of Independent Accountants	Page 43

-Comments by Independent Accountants
for United States Readers on Canada
- United States Reporting Conflict	Page 43

-Balance Sheets as at December 31, 2002 and December 31, 2001	Page 44

-Statements of Operations and Deficit for
the years ended December 31, 2002, 2001 and 2000	Page 45

-Statements of Cash Flows for the periods ended December 31, 2002,
2001 and 2000	Page 46

-Notes to the Financial Statements	Page 47-59

ii) Financial Statement Schedules

I - Marketable Securities - Other Investments	Page 60

II - Amounts Receivable from Related Parties and Underwriters,
Promoters and Employees other than Related Parties	Page 61

III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment	Page 62

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements and schedules which are required to be filed hereunder are listed in Item 17 and are specifically incorporated herein by this reference. The Company's financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 19. EXHIBITS

1.	Memorandum and Articles, Incorporated by reference.
(previously filed under Registration Statement on Form 20-F, May 1988)

4.1*	Full & Final Settlement Agreement dated September 24, 2002,
	pursuant to a Subscription Agreement Dated March 15, 2001	Page 63-64

4.2*	Indemnity Agreement with Penilla Klomp,
	Officer of the Company, Dated May 1st, 2003.	Page 65-68

4.3*	2003 Stock Option Plan.	Page 69-81

4.4*	Licensing Agreement with Las Vegas From Home.com
	Entertainment Inc. dated November 4, 2002.	Page 82-85

4.5	2002 Stock Option Plan, Incorporated by reference
(previously filed under form S8 September 30, 2002.)

4.6	Management Services Agreement, Incorporated by reference
(previously filed under Form 20-F, 2001)

8.*	Statement explaining in reasonable detail how earnings per share is calculated	Page 86

10.1*	Sarbanes Oxley Act Section 906, Certification by Bedo H. Kalpakian, President	Page 87

12.A* Sarbanes Oxley Act Section302, Certification
	by Bedo H. Kalpakian, C.E.O & C.F.O	Page 41

12.B.	Change of Auditor Reporting Package (Pursuant to Cdn National Policy #31) Incorporated by reference. (previously filed March 2003 on Form S8)

* Filed Herewith

SIGNATURE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

              LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"

            Bedo H. Kalpakian President

Dated this 31 day of May, 2003.

Exhibit 12.A.1

CERTIFICATIONS

CERTIFICATION PURSUANT TO

 18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Bedo H. Kalpakian, certify that:

1. I have reviewed this annual report on Form 20F/A of Lucky 1 Enterprises Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I, on behalf of the Registrant, am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have: a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. I, on behalf of the Registrant, have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of Directors (or persons performing the equivalent functions): a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I, on behalf of the registrant, have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 31, 2003

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Consolidated Financial Statements
December 31, 2002 and 2001

INDEX	Page

Consolidated Financial Statements

Audit Report	43

Consolidated Balance Sheets	44

Consolidated Statements of Operations and Deficit	45

Consolidated Statements of Cash Flows	46

Notes to Consolidated Financial Statements	47- 59

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

Commitments (note 10)

On behalf of the Board:

"Bedo H. Kalpakian"

.....................................................................  Director

Bedo H. Kalpakian

"J.W. Murton"

.....................................................................  Director

J.W. Murton

LUCKY 1 ENTERPRISES INC.

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

LUCKY 1 ENTERPRISES INC.

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

Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the year.

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

57

LUCKY 1 ENTERPRISES INC.

(Formerly Golden Nugget Exploration Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

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

LUCKY 1 ENTERPRISES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance, Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance, End of Period Receivable (Payable)
2002 J. Kalpakian B. Kalpakian Las Vegas From Home W. Murton	- - $ (156,470) (17,937)	$(8,801) (6,247) - (60)	- - $183,291 -	- - - -	$(8,801) (6,247) 26,821 (17,997)
2001 J. Kalpakian Las Vegas From Home W. Murton	$ - (86,621) (14,825)	$ 28,200 (274,111) (3,112)	$ (28,200) 204,262 -	- - -	$ - (156,470) (17,937)
2000 J. Kalpakian G. McFarlane Las Vegas From Home W. Murton	$ - 3,428 15,338 (11,187)	$60,125 680 269,653 (3,638)	$ (60,125) (4,108) (371,612) -	- - - -	$ - - (86,621) (14,825)

LUCKY 1 ENTERPRISES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED DEPRECIATION AND DEPLETION THEREOF

                    Schedules III and IV

EXHIBIT#4.1

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

THE CORPORATE SEAL OF LUCKY 1

)

ENTERPRISES INC. (formerly known as

)

Golden Nugget Exploration Inc.) affixed

)

In the presence of:

)

)

C/S

___________________________                              )

Authorized Signatory

)

)

___________________________                              )

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED by

)

Frances Lucenda Jackson in the presence of:

)

)

___________________________                              )

Name

)

                                                                                    )          _______________________________________

FRANCES LUCENDA JACKSON

___________________________                              )

Address

)

)

)

___________________________                              )

Occupation

)

EXHIBIT#4.2

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

2.3

The Company agrees to pay the Officer interest at the rate of 2% above the prime rate of the Bank of Montreal per annum calculated and compounded semi-annually on the amount of the loss indemnified against from the date of the loss until such amount, plus interest, is paid.  The Company further agrees to pay the Officer interest at the same rate on any sums the Officer is obliged to pay, either in the enforcement of this Agreement, or as advance payment or any other payment of any of the loss indemnified against, from the date of such payments until such sums, including interest, are paid.

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

EXHIBIT#4.3

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

PURPOSE

The purpose of this Plan is to retain the services of valued key employees and consultants of the Corporation and such other persons as the Plan Administrator shall select in accordance with Section. below, and to encourage such persons to acquire a greater proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

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

No person shall be eligible to receive in any fiscal year Options to purchase more than five percent (5%) of the outstanding shares of Common Stock (subject to adjustment as set forth in Section. hereof). Any person to whom an Option is granted under this Plan is referred to as an "Optionee". Any person who is the owner of an Option is referred to as a "Holder".

As used in this Plan, the term "Related Corporation" shall mean any corporation (other than the Corporation) that is a "Parent Corporation" of the Corporation or "Subsidiary Corporation" of the Corporation, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

STOCK

The Plan Administrator is authorized to grant Options to acquire up to a total of 968,708 shares of the Corporation’s authorized but unissued or reacquired Common Stock. The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section. hereof. In the event that any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section of this Plan; provided however, that any cancelled Options will be counted against the maximum number of shares with respect to which Options may be granted to any particular person as set forth in Section hereof.

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

Duration of Options

At the time of the grant of the Option, the Plan Administrator shall designate, subject to paragraph below, the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant; provided, that the expiration date of any Incentive Stock Option granted to a greater-than-ten percent (>10%) shareholder of the Corporation (as determined with reference to Section 424(d) of the Code) shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Option, and except in the case of Incentive Stock Options as described above, all Options granted under this Plan shall expire five (5) years from the Date of Grant.

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

Acceleration of Vesting

The vesting of one or more outstanding Options may be accelerated by the Plan Administrator at such times and in such amounts as it shall determine in its sole discretion. The vesting of Options also shall be accelerated under the circumstances described in Section below.

Term of Option

Options that have vested as specified by the Plan Administrator or in accordance with this Plan, shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

the expiration of the Option, as designated by the Plan Administrator in accordance with Section above;

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

Unless accelerated in accordance with Section above, unvested Options shall terminate immediately upon termination of employment of the Optionee by the Corporation for any reason whatsoever, including death or Disability.

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

If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. No portion of any Option for less than fifty (50) shares (as adjusted pursuant to Section below) may be exercised; provided, that if the vested portion of any Option is less than fifty (50) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

Options or portions thereof may be exercised by giving written notice to the Corporation, which notice shall specify the number of shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Stock so purchased, which payment shall be in the form specified in Section below. The Corporation shall not be obligated to issue, transfer or deliver a certificate of Common Stock to the Holder of any Option, until provision has been made by the Holder, to the satisfaction of the Corporation, for the payment of the aggregate exercise price for all shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise.

During the lifetime of an Optionee, Options are exercisable only by the Optionee or in the case of a Non-Qualified Stock Option, transferee who takes title to such

Option in the manner permitted by subsection hereof.

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

No Rights as a Shareholder

A Holder shall have no rights as a shareholder with respect to any shares covered by an Option until such Holder becomes a record holder of such shares, irrespective of whether such Holder has given notice of exercise. Subject to the provisions of

Section hereof, no rights shall accrue to a Holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date the Holder becomes a record holder of the shares of Common Stock covered by the Option, irrespective of whether such Holder has given notice of exercise.

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

The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in paragraph above.

Stock Dividend or Reorganization

If (1) the Corporation shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any "corporate transaction" described in the regulations thereunder; (2) the Corporation shall declare a dividend payable in, or shall subdivide, reclassify, reorganize, or combine, its Common Stock or (3) any other event with substantially the same effect shall occur, the Plan Administrator shall, subject to applicable law, with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section of this Plan and the exercise price for such Options shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder, so as to preserve the proportional rights of the Holder.

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

If the Corporation shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, the Plan Administrator may, subject to applicable law, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or adjust the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section of this Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Corporation, the Corporation’s shareholders, or any Holder.

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

Without limiting the generality of Section hereof, the Plan Administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

EXHIBIT#4.4

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

12.

Once every 12 (twelve) months LUCKY shall have the right to audit the Financial Statements of LVH in respect to all revenues that have been generated by the Oriental and Pan Card Games Software and should such audit reveal any underpayment to LUCKY then LVH shall immediately pay to LUCKY the amount of such underpayment plus an additional 10% (ten percent) over and above the amount of underpayment;

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

THE CORPORATE SEAL OF LUCKY 1

)

ENTERPRISES INC. was hereunder affixed

)

in the presence of:

)

)

C/S

)

THE CORPORATE SEAL OF LAS VEGAS

)

FROM HOME.COM ENTERTAINMENT INC.

)

was hereunder affixed in the presence of:

)

)

C/S

)

 Exhibit 8.

Explanation of how earnings per share is calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the total weighted average number of common shares outstanding.  The weighted average is obtained by dividing the remaining days left in the year by the total days in the year on the day that the shares were issued. (to get a weighted average for the year)

Exhibit 10.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lucky 1 Enterprises Inc., (the "Company") on Form 20F/A for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, the President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Bedo H. Kalpakian

"Bedo H.Kalpakian"
___________
President,

Lucky 1 Enterprises Inc.

May 31, 2003
