Form 20-F
LUCKY 1 ENTERPRISES INC
filed 2004-06-28
CIK 825171

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

F O R M   20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2003

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

  to

Commission file number      016353

    LUCKY 1 ENTERPRISES INC.

(Incorporated in the Province of British Columbia, Canada)

#600 – 1199 West Hastings Street

Vancouver, British Columbia, Canada V6E 3T5

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Name of each exchange

Title of each class

on which registered

Common Shares (no par value)

OTC Bulletin Board

Securities registered or to be registered pursuant to

Section 12 (g) of the Act.

As at December 31, 2003 the authorized capital of the registrant consists of 200,000,000 common shares without par value of which 9,902,060 common shares are issued and outstanding.

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

[X}   Item 17

[  ]   Item 18

LUCKY 1 ENTERPRISES INC.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Item 1.	Identity of Directors, Senior Management and Advisers (Not Applicable)…………..	3
Item 2.	Offer Statistics and Expected Timetable (Not Applicable)...................................…….	3
Item 3.	Key Information……………………………………………………............................…….	3
Item 4.	Information on the Company...…….	8
Item 5.	Operating and Financial Review and Prospects..……..	13
Item 6.	Directors, Senior Management and Employees…………………………......……………...	23
Item 7.	Major Shareholders and Related Party Transactions...………	28
Item 8.	Financial Information…..……..	32
Item 9.	The Offer and Listing……...……….	32
Item 10.	Additional Information………………...………	35
Item 11.	Quantitative and Qualitative Disclosures About Market Risk (Not Applicable)……….	42
Item 12.	Description of Securities Other than Equity Securities (Not Applicable)......…………..	43
Item 13.	Defaults, Dividend Arrearages and Delinquencies……………………………......…...……...	43
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds………………………………………...………...	43
Item 15.	Controls and Procedures………...………	43
Item 16.	Audit Committee, Code of Ethics, Accountant Fees………………...……………………..	43
Item 17.	Financial Statements...………	44
Item 18.	Financial Statements..………	45
Item 19.	Exhibits……………………………...………	45
Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302………………………………		48
Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906…………………………….....		73

ITEM 1.  IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the consolidated financial statements of LUCKY 1 ENTERPRISES INC. [hereinafter referred to as the “Company” or the “Registrant” or “Lucky”] which have been prepared in accordance with accounting principles generally accepted in Canada.  The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

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

TABLE I

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Operating Revenue	$ 100,951	$ -	$ -	$ -	$ -
Interest Income	1,421	356	420	1,896	2,876
Net loss	40,175	449,397	$ 291,116	473,149	866,914
Basic and diluted loss per common share	0.00	0.12	0.45	0.95	2.22
Total Assets	778,312	52,953	55,422	45,508	120,517
Capital Stock	22,459,414	21,501,417	21,179,417	21,152,417	20,472,425
Number of common shares	9,902,060	7,287,075	697,075	588,152	415,830
Long term-obligations	-	-	-	-	-
Cash dividends	-	-	-	-	-

Had the financial statements of Lucky been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed per Table II.

TABLE II

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net loss	$ 40,175	$ 449,397	$ 291,116	$ 454,697	$ 853,555
Basic and diluted loss per common share	0.00	0.12	0.45	0.95	2.22
Number of Common shares	9,902,060	7,287,075	697,075	588,152	415,830
Total Assets	$ 1,100,612	$ 52,953	$ 55,422	$ 45,508	$ 102,065

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in  Note 12 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2003	.7477	.7726
January 2004	.7518	.7865
February 2004	.7450	.7630
March 2004	.7447	.7644
April 2004	.7288	.7651
May 2004	.7165	.7362

(1) The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of       Canada.

	For Year Ended December 31, 2003	For Year Ended December 31, 2002	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999
Average rate ($)(2)	.7135	0.6367	0.6458	0.6733	0.6730
High ($)(3)	.6489	0.625	0.6443	0.6718	0.6716
Low ($)(3)	.7619	0.6531	0.6471	0.6748	0.6746

(2) The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3) The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the above Exchange Rate tables are stated in U.S. currency.  Accordingly, at the closing on December 31, 2003, the Canadian $1.00 (Dollar) was equal to U.S. $1.2965.  At the closing on May 31, 2004, the Canadian $1.00 (Dollar) was equal to U.S. $1.3634.

Item 3.D.  Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1).  RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations.  Lucky’s proposed mineral exploration program, is subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

- Exploration and Development:  All of the resource properties in which the Company has a clear or undisputed interest or the right to acquire a clear or undisputed interest are in the exploration stages only and are without a known body of commercial ore.  Development of the Company's resource properties will only follow upon obtaining satisfactory results.  Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties.  Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities or grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.

- Operating Hazards and Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damages to persons or property and possible environmental damages.  Although the Company may obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

- Fluctuating Metal Prices:  The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the prices of metals, and therefore the economic viability of the Company's exploration projects, cannot be accurately predicted.

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

- Competition:  The resource industry and the online gaming industry are intensely competitive in all of their respective phases, and the Company competes with many companies possessing much greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable properties for mineral exploration and other interests in online gaming software in the future.  The on-line gaming software in which the Company has made an investment will compete against those of other new and developing companies as well as companies that are established in existing and other markets, some of which have greater financial, marketing, and other resources than those of the Company.  The marketplace for the on-line gaming software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.

- Reliance on the Internet and Internet Service Providers:  The operation of the Company’s investment in the On-Line Gaming Software will rely on the Internet as a means of promoting and selling the card games.  Any changes in the Internet’s role as the premier computer network information service or any shutdown of Internet service by significant Internet service providers will have an adverse impact on the On-Line Gaming Software’s ability to generate revenue.  Furthermore, the operations of the on-line gaming software can be adversely affected from power failures, internet interruptions, software failures and, hackings.

- Legal:   There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation would adversely affect the Company’s investment in the on-line gaming software.

- Changes in Policies:  Changes in policies of companies or banks that handle credit card transactions for on-line gaming could have an adverse impact on the Company’s investment in the on-line gaming software.

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

- Revenues and Dividends:  The Company currently generates insignificant revenues and does not anticipate generating any meaningful revenues in the future and, as a consequence, if it requires additional funds for exploration and development of its properties or for operating capital purposes, or for acquiring interests in other projects of merit, it will have to seek equity or debt financing which may or may not be available.  Furthermore, the Company has not paid dividends in the past and does not expect to pay dividends in the future.  In the event of generating any meaningful earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

- Requirement of New Capital:  As a company without any meaningful revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its assets.  In the past, the Company has had to raise, by way of debt and equity financings, considerable funds to meet its capital needs.  There is no assurance that the Company will be able to continue to raise funds needed for its business.  Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

The Company is currently seeking the possibility of getting involved in projects of merit.  In the event that the Company is successful in its efforts to get involved in projects of merit, then the Company will have to raise the required funds for such acquisitions.  There is no assurance that the Company will succeed in raising the required funds for such acquisitions.

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

- Penny Stock:  The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act.  The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market.  Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq.  The Company's securities are quoted for trading on the OTC Bulletin Board.  Penny Stocks, such as the Company's securities, can be very risky.  Prices of Penny Stocks are often not available.  Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock.  Investors may lose all their investment in Penny Stocks.  There is no guaranteed rate of return on Penny Stocks.  Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the "bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade.  The firm also must mail a confirmation of these prices to the investor after the trade.  The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock.  This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks.  Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following:  1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade.  In addition, to these items listed above the investor's brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

2). RISKS RELATED TO THE COMPANY’S INVESTMENTS

The Company entered into an Investment Agreement (Exhibit *9.2 - Attached) on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  It is quite possible that the Company may lose its investment in the Inter-Café Project and the Company may have to write-off, in its entirety, its investment in the Inter-Café Project.

Lucky has invested by purchasing a total of 4,000,000 common shares of Las Vegas From Home.com Entertainment Inc., a related company, for the total sum of $1,225,000 (the “Las Vegas Securities”).  Lucky is exposed to significant market risk with respect to the Las Vegas Securities.  There are no assurances whatsoever that Lucky will recover its investment in the Las Vegas Securities.  It is quite possible that Lucky might lose all its investment in the Las Vegas Securities and might have to write-off, in its entirety, Lucky’s investment in the Las Vegas Securities.

The Company entered into a Licensing Agreement on November 4, 2002 with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, [See Exhibit 1.4 - Incorporated by reference] for the joint development of certain on-line gaming software consisting of three card games;

Pan, Big 2, and Chinese Poker, (the “three card games software”). The Company has paid to Las Vegas the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Las Vegas.  Las Vegas shall be the operator of the three card games software. The Company shall receive 40% and Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games software.  As at December 31, 2003, the Company’s share of revenues from the three card games software was $100,951 (2002: $Nil) and, $37,608 for the three month period ended March 31, 2004, (2003: $3,643).  To date, the Gaming Software has generated some revenues for the Company, however, there are no assurances whatsoever that the Gaming Software shall continue to generate any revenues for the Company in the future.

On March 26, 2004, Lucky entered into an Option Agreement (Exhibit *9.1 - Attached) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, Lucky is required to make staged cash payments to the Optionor totalling $150,000 of which $15,000 has already been paid and, must incur exploration expenditures on the Extra High Property totalling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Lucky may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor.   Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that Lucky might lose all its investment in the Extra High Property and might have to write-off, in its entirety, Lucky’s investment in the Extra High Property.

ITEM 4.  INFORMATION ON THE COMPANY

Item 4.A.  History and Development of the Company

The legal and commercial name of the company is LUCKY 1 ENTERPRISES INC.

The Company was incorporated by memorandum [See Exhibit 1.1 - Incorporated by reference] under the Company Act of the Province of British Columbia, Canada on August 24, 1984 and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984.  On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.".  On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form.  On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc.  On May 2, 2002, Golden Nugget Exploration Inc. changed its name to Lucky 1 Enterprises Inc.  Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol “LKYOF”.

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988.  On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board.  Effective November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the “CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

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

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome mine in Ecuador.

Lucky is a junior mineral exploration company with interests in the Extra High Mineral Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. Lucky has made an investment in software for on-line gaming, an investment in the securities of a publicly listed related company and, an investment in the Inter-Café Project.  Currently, the principal business of Lucky is in mineral exploration.

The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings.

The Company's head office is located at:  #600 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5.  The telephone number is (604) 681-1519 and the telefax number is (604) 681-9428.  The contact person is Bedo H. Kalpakian.

The Company used to have a wholly owned subsidiary, Blue Rock Mining, Inc. (“Blue Rock”) which has been dissolved.

The Company's registered office and records office is located at:  P.O. Box 10068, #1600 -609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.  The telefax number is (604) 669-3877.

The Registrar and Transfer Agent of the Company is Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1.  The telefax number is (416) 981-9800.

The auditors of the Company are Smythe Ratcliffe, Chartered Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8.  The telefax number is (604) 688-4675.

Item 4.B.  Business Overview

Summary

Lucky has interests in mineral properties which are located in the Provinces of Ontario and British Columbia, Canada, has made an investment in software for on-line gaming, has made an investment in marketable securities of a related company and, has made an investment in the Inter-Café Project.

Presently, Lucky is seeking opportunities of merit to get involved in.  It should be noted that there are no assurances that Lucky shall be successful in its attempts of seeking opportunities of merit to get involved in.

It should be noted that there are no assurances whatsoever that commercial quantities of minerals will be discovered on the Company's mineral prospects.  Even if minerals are discovered, there are no assurances whatsoever that there will be sufficient quantities or grades, or if there are sufficient quantities or grades, that they can be commercially produced.  Furthermore, it should be noted that Lucky’s investment in the on-line gaming software or its investment in the Inter-Café Project or its investment in the marketable securities of a related company may not generate any revenues to Lucky.

Item 4. C.  Organizational Structure

Not Applicable.

Item 4.D.  Property, Plants and Equipment

I. Extra High Property, Kamloops Mining Division, British Columbia, Canada

On March 26, 2004, Lucky entered into an Option Agreement (See Exhibit *9.1 - Attached) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia, Canada.  Pursuant to the Option Agreement, Lucky is required to make staged cash payments to the Optionor totalling $150,000 of which $15,000 has already been paid and, must incur exploration expenditures on the Extra High Property totalling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Lucky may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor.

Pursuant to the Option Agreement, any claims staked within 1 (one) kilometre from the outermost boundary of the optioned 10 (ten) claims shall be deemed to be an area of common interest and shall thus be subject to the Option Agreement.  During April and May, 2004, Paul Watt staked an additional 25 (twenty-five) claims surrounding the 10 (ten) optioned mineral claims, which are all now subject to the Property Option Agreement as mentioned above.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that Lucky might lose all its investment in the Extra High Property and might have to write-off, in its entirety, Lucky’s investment in the Extra High Property.

It should be noted that there are no assurances whatsoever that commercial quantities of minerals can be discovered on the Extra High Property, or, if discovered, that they can be developed or placed into commercial production.  Furthermore, there are no known bodies of commercial ore on the Extra High Property.

Legal Description of Property.

The Extra High Property Claims are located in the Kamloops Mining Division of the Province of British Columbia and are more particularly described as follows:

Claim Name	Units	Tenure No.	Current Expiry Date
Extra High 1	1	376044	May 6, 2005
Extra High 2	1	376045	May 6, 2005
Extra High 3	1	376046	May 6, 2005
Extra High 4	1	376047	May 6, 2005
Extra High 5	1	409315	April 3, 2005
Extra High 6	1	376049	May 6, 2005
Extra High 7	1	409316	April 3, 2005
Extra High 8	1	376051	May 6, 2005
Extra High 9	1	376610	May 6, 2005
Extra High 10	1	409317	April 2, 2005
Extra High 11	1	376612	May 6, 2005
Extra High 12	1	409318	April 2, 2005
Extra High 13	1	376614	May 6, 2005
Extra High 14	1	409319	April 2, 2005
Extra High 15	1	376616	May 6, 2005
Extra High 16	1	409320	April 2, 2005
Extra High 17	1	409321	April 3, 2005
Extra High 18	1	409322	April 2, 2005
Extra High 19	1	409323	April 5, 2005
Extra High 20	1	410439	April 28, 2005
Extra High 21	1	409324	April 3, 2005
Extra High 22	1	409325	April 3, 2005
Extra High 23	1	409326	April 3, 2005
Extra High 24	1	409327	April 3, 2005
Extra High 25	1	409328	April 3, 2005
Extra High 26	1	409329	April 4, 2005
Extra High 27	1	409330	April 4, 2005
Extra High 28	1	409331	April 4, 2005
Extra High 29	1	409332	April 4, 2005
Extra High 30	1	409333	April 4, 2005
Extra High 31	1	409334	April 4, 2005
Extra High 32	1	410440	May 15, 2005
Extra High 33	1	410441	May 15, 2005
Extra High 34	1	410442	May 15, 2005
Extra High 35	1	410443	May 15, 2005

In the spring of 2004, Lucky commissioned Erik Ostensoe, P. Geo., to prepare an independent report to include a review and a recommended program of work to explore the mineral potential on the Extra High Property.  His technical report on the Extra High Property, pursuant to National Policy 43-101, was completed on April 22, 2004 and has been filed by the Company on www.Sedar.com . There are no assurances whatsoever that the Company shall conduct the recommended program of work to explore the mineral potential on the Extra High Property.

II.  Lithium Properties, Ontario, Canada

The Company holds a 100% interest in 45 mining claims in five claim groups that are located in the Nipigon area of north western Ontario and which are: the Noranda-McVittie group, the Newkirk-Vegan group, the Jean Lake Group, the Hanson Lake group and the Foster-Lew group.

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

At the end of the year 2000, the Company wrote-off these properties.  The Company does not have any plans to conduct any types of works on these Lithium properties.

It should be noted that there is no assurance that commercial quantities of minerals can be discovered on the Company's Lithium properties or, if discovered, that they can be developed or placed into commercial production.  Furthermore, there are no known bodies of commercial ore on the Company's properties.

III. On-line Gaming Software.

The Company entered into a Licensing Agreement on November 4, 2002 with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, [See Exhibit 1.4 - Incorporated by reference] for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”). The Company has paid to Las Vegas the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Las Vegas.  Las Vegas shall be the operator of the three card games software. The Company shall receive 40% and Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games software.  As at December 31, 2003, the Company’s share of revenues from the three card games software was $100,951 (2002: $Nil) and, $37,608 for the three month period ended March 31, 2004, (2003: $3,643).

IV. Investment in the Inter-Café Project.

The Company entered into an Investment Agreement [See Exhibit *9.2 - Attached]on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  It is quite possible that the Company may lose its investment in the Inter-Café Project and the Company may have to write-off, in its entirety, its investment in the Inter-Café Project.

V. Securities of a related company.

On January 20, 2004, the Company entered into a Private Placement Financing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, whereby the Company acquired, for investment purposes, 1,250,000 common shares in the capital of Las Vegas (the “Las Vegas Securities”) at the price of Canadian $0.32 per common share, for a total amount of Canadian $400,000. The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 1,250,000 Las Vegas Securities were issued to the Company and have a hold period expiring on June 20, 2004 (the “Restricted Period”).

On February 12, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, whereby the Company acquired, for investment purposes, 2,750,000 common shares in the capital of Las Vegas (the “Las Vegas Securities”) at the price of Canadian $0.30 per common share, for a total amount of Canadian $825,000.    The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 2,750,000 Las Vegas Securities were issued to the Company and have a hold period expiring on June 20, 2004 (the “Restricted Period”).

The Company may in the future either increase or decrease its investment in Las Vegas.  The Company is exposed to significant market risk with respect to the Las Vegas Securities.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  Selected annual information from the audited financial statements for the three years ended December, 31, 2003, 2002 and 2001 is shown in the following table:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenue	$100,951	$0	$0
Interest Income	1,421	356	420
Loss before other items	201,763	449,753	303,483
Basic and diluted loss per common share before other items	0.00	0.12	0.44
Net loss	40,175	449,397	291,116
Basic and diluted net loss per common share	0.00	0.12	0.45
Total Assets	778,312	52,953	55,422
Long term financial obligations	4,440	4,440	4,440
Cash dividends	Nil	Nil	Nil

For the twelve month period ended December 31, 2003, the Company has recorded Revenue of $100,951

(2002: $0; 2001: $0) generated from the Company’s investment in the three card games Software.  Interest Income of $1,421 (2002: $356; 2001: $420) increased as a result of interest earned on higher cash balances in the bank.  The Loss before other items $201,763 (2002:$449,753; 2001:$ 303,483) and the basic and diluted loss per common share before other items of $0.00 (2002:$0.12; 2001:$0.44) does not take into account the one-time gain from the dissolution of Blue Rock Mining Inc., the gain on the sale of marketable securities and interest income.  The Net Loss of $40,175 (2002: $449,397; 2001: $291,116) was reduced as a result of increased revenue and interest income, a net profit from the disposition of marketable securities, a one time gain from the dissolution of Blue Rock Mining Inc., and, a reduction in operating expenses, and, as a result, the basic and diluted net loss per common share was $0.00 (2002: $012; 2001: $0.45).  Total Assets of $778,312 (2002: $52,953; 2001: $55,422) comprises cash and term deposits, marketable securities, receivable from related parties, cash held on behalf of a related party, deposit on the investment in the Inter-Café Project, and property and equipment. The Company has an operating equipment lease (Long term financial obligation) with minimum annual payments of $4,440 (2002: $4,440; 2001: $4,440) expiring in 2005.  Since its incorporation, the Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.  (See Item 3.A. Selected Financial Data, Page 4, Table II for U.S GAAP).

The weighted average number of common shares was 8,446,237 in 2003 as compared to 3,701,242 for the same period in 2002 and, 652,905 for the same period in 2001.

The Company’s rent expense for office premises was $7,090 for the twelve month period ended December 31, 2003, (2002: $5,153; 2001: $13,013).

Advertising and promotion expenses in 2003 were $692 (2002:$50; 2001: $1,147), the salaries and benefits during the period ended December 31, 2003 were $24,839 (2002: $7,323; 2001: $36,161).  Breakdown of Salaries and benefits totalling $24,839 are as follows:  Payroll- $723; Contributed Surplus- $3,460; Employee benefits- $17,305; and Automobile- $3,351.  The payroll is for 4 employees.  Employee benefits consist of medical, dental and long-term disability for the employees and certain directors of the Company.  The automobile costs relate to parking costs, automobile repairs, and gas bills incurred by certain directors and two employees of the Company.  Contributed Surplus of $3,460 (2002: $0; 2001: $0) represents stock option related (non-cash) expenses to the Company.

No exploration expenditures were incurred during the years 2003, 2002, and 2001.  Revenues of $100,951 were generated during 2003 (2002: $0; 2001: $0).  Amortization expenses in 2003 were $6,686 (2002: $6,687; 2001: $9,190).  Finance, interest and foreign exchange losses during 2003 were $ 3,202 (2002: $8,908; 2001: $14,279).

The write-down of mineral properties during 2003, 2002 and 2001 was $Nil.   Under Canadian GAAP, the Company had a net loss of $40,175 (2002:$449,397; 2001: $291,116).  The Company had a basic and diluted loss per common share of $0.00 in 2003; ($0.12 in 2002; $0.44 in 2001). The basic and diluted net loss was $0 (2002: $0.12; 2001: $0.45).  (See Item 3.A. Selected Financial Data, Page 4, Table II for U.S GAAP).

On February 4, 2003, the Company received notice from Grant, Thornton LLP, Chartered Accountants of Vancouver, British Columbia of their resignation as the Company’s auditors.  Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia (hereinafter referred to as “Smythe Ratcliffe”) (See Exhibit 1.7 - Incorporated by reference) have agreed to be engaged as auditors of the Company.  Shareholders of the Company approved the appointment of Smythe Ratcliffe as the auditor of the

Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors.  The Reporting Package required pursuant to National Policy 31 (Canada) is incorporated by reference. (See Exhibit 1.7 Incorporated by reference).

The Board of Directors of the Company resolved to adopt a 2003 Stock Option Plan [See Exhibit 1.3 Incorporated by reference] which provided for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital stock of the Company.  The 2003 Stock Option Plan was in addition to the existing 2002 Stock Option Plan (713,707 authorized for granting). [See Exhibit 1.5 - Incorporated by reference]

The Company’s 2003 Annual General Meeting of its shareholders was held in Vancouver, British Columbia on Thursday, May 29, 2003.  All the resolutions that were proposed by Management received approval of the Company’s Shareholders.  Furthermore, there was no other business brought before the meeting.  Shareholder Approval was 99.99% with respect to Smythe, Ratcliffe, Chartered Accountants who were appointed as the Company’s Auditors, and who have agreed to be engaged as auditors of the Company.  Shareholder approval was 99.97% with respect to the approval of the Company’s 2003 Stock Option Plan, [See Exhibit 1.3 Incorporated by reference].

During the twelve month period ended, December 31, 2003 the Company acquired, by means of Private Placement Financing Agreements 6,500,000 common shares in the capital of Las Vegas from Home.com Entertainment Inc., a related company, (the “Las Vegas Securities”) at prices ranging between $0.10 and $0.14 per common share for a total amount of $720,000.  The Company sold 2,500,000 common shares of the Las Vegas Securities at an average price of $0.14 per common share for a net profit of $354,295 and has, as a result, realized a gain on the sale of some of the Las Vegas Securities. The cost of marketable securities was $528,200 (2002 - $4; 2001: $0).  The market value of these securities was $850,500.  The Company held $520,000 (market value - $840,000) of Las Vegas Securities.

During the three month period ended March 31, 2004, the Company sold the remaining 4,000,000 shares of the Las Vegas Securities which the Company had in its portfolio at an average price of $0.31 per common share to net the Company $1,240,000.  Subsequently, the Company acquired by means of Private Placement Financing Agreements 4,000,000 Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000. Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $1,233,200.  The market value of these securities is $1,088,200.  The Company holds 4,000,000 Las Vegas Securities (market value - $1,080,000).

During 2003, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers of the Company.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 1,125,000 common shares at a price of $0.40 per share for gross proceeds of $450,000.

During 2003, the Company entered into a non-brokered private placement with an individual for 300,000 common shares at the price of $1.00 per share, for total proceeds of $300,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered private placement with an individual for 250,000 common shares at the price of $0.60 per share, for total proceeds of $150,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

On August 15, 2003, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 89,985 common shares at a price of $0.20 per share have been issued in full satisfaction of the debt totalling $17,997 which was owed by the Company to the Creditor.  [See Exhibit *9.4 Attached]

The Company entered into an investment agreement on January 26, 2004 with Interfranchise Inc. whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.

On March 10, 2004, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 1,000,000 Flow-Through Share Units at the purchase price of $0.10 per unit for total proceeds of $100,000. Bedo H. Kalpakian and Jacob H. Kalpakian are directors and officers of the Company.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year

On March 26, 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property which is located in the Kamloops Mining Division in the Province of British Columbia (see Exhibit 9.1 – Attached).  In the spring of 2004, Lucky commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.Sedar.com by the Company.

The Company entered into a Debt Settlement Agreement on April 8, 2004 (See Exhibit *9.5 Attached) for the geological services provided by a company owned by a director of the Company whereby a total of 22,827 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

The Board of Directors of the Company resolved to adopt on April 12, 2004, subject to shareholder approval, the 2004 Stock Option Plan [See Exhibit *9.1 Attached] which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans.

At the 2004 Annual General Meeting of the shareholders of the Company which was held on April 30, 2004, the shareholders approved the Audited Financial Statements for the year ended December 31, 2003 and the Auditor’s report thereon; the re-election of the Company’s Board of Directors; the re-appointment of the Company’s Auditor, Smythe Ratcliffe, for the ensuing year and, the adoption of the Company’s 2004 Stock Option Plan (See Exhibit 1.8 Incorporated by reference)  whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting (See Exhibit 1.8 – Incorporated by reference) which has been filed on www.Sedar.com .

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States and required by the SEC, is included in Note 12 of the financial statements included in Item 17 of the Annual Report.

The Company is currently seeking the possibilities of getting involved in projects of merit.

The Company had no meaningful earnings during 2003 and does not expect to have any meaningful earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Summary of Quarterly Results

The following are the unaudited results for the thirteen most recent quarterly periods, starting with the three month quarterly period ended March 31, 2004:

For the Quarterly Periods ending on:	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	$37,770	38,346	53,297	5,038	4,270
Income (loss) before other items	(137,756)	(77,508)	(19,711)	(70,318)	(34,226)
Earnings (loss) per common share before other items	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Fully diluted earnings (loss) per common share before other items	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net income (loss) for the period	425,029	(20,211)	234,584	(220,322)	(34,226)
Basic net earnings (loss) per share	0.04	(0.00)	0.03	(0.03)	(0.01)
Diluted net earnings (loss) per share	0.02	(0.00)	0.01	(0.01)	(0.00)

For the Quarterly Periods ending on:	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Total Revenues	$314	28	8	6	56
Income (loss) before other items	(252,210)	(51,943)	(70,115)	(75,129)	(30,801)
Earnings (loss) per common share before other items	(0.03)	(0.00)	(0.02)	(0.02)	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)
Net income (loss) for the period	(252,209)	(51,944)	(70,115)	(75,129)	(30,801)
Basic net earnings (loss) per share	(0.07)	(0.02)	(0.05)	(0.03)	(0.01)
Diluted net earnings (loss) per share	(0.02)	(0.00)	(0.01)	(0.02)	(0.01)

For the Quarterly Periods ending on:	September 30, 2001	June 30, 2001	March 31, 2001
Total Revenues	$79	131	154
Income (loss) before other items	(31,710)	(160,278)	(80,274)
Earnings (loss) per common share before other items	(0.01)	(0.05)	(0.03)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.04)	(0.02)
Net income (loss) for the period	(24,475)	(155,566)	(80,274)
Basic net earnings (loss) per share	(0.01)	(0.05)	(0.03)
Diluted net earnings (loss) per share	(0.01)	(0.04)	(0.02)

For the quarterly period ending March 31, 2003, the Company started receiving revenue from its investment in the three card games software.  The Company’s total revenues for the periods ending March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003 and March 31, 2004 were mainly generated from the Company’s investment in the three card games software.

For the quarterly period ending September 30, 2003, the Company realized a net income of $234,584 as compared to a net (loss) of ($220,322) for the immediately preceding quarter due mainly to the Company realizing a gain on its investment in marketable securities.  As a result, the basic net earnings (loss) per share for the quarterly period ended September 30, 2003 was $0.03 as compared to a (loss) of ($0.03) for the immediately preceding quarterly period, and the diluted earnings (loss) per share was $0.01 as compared to a (loss) of ($0.01) for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2004, the Company realized a net income of $425,029 as compared to a net (loss) of ($20,211) for the immediately preceding quarterly period mainly due to the Company realizing a gain on its investment in marketable securities.  As a result, the basic net earnings (loss) per share for the quarterly period ended March 31, 2004 was $0.04 as compared to($0.00) for the immediately preceding quarterly period and the diluted earnings (loss) per share for the quarterly period ended March 31, 2004 was $0.02 as compared to ($0.00) for the immediately preceding quarterly period.

Item 5. B.  Liquidity and Capital Resources

For the twelve month period ended December 31, 2003, the Company had a working capital of $350,438 as compared to a working capital deficit of ($164,169) in the same period of 2002, and a working capital deficit of ($293,463) in the same period of 2001.  For the three month period ended March 31, 2004, the Company had a working capital of $288,525 as compared to a working capital deficit of ($176,728) in the same period of 2003 as compared to a working capital deficit of ($366,921) in the same period of 2002.  The Company has incurred significant operating losses in prior years and has periodically had a working capital deficiency.  Management’s efforts are directed at pursuing opportunities of merit for the Company.

During 2004, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  The Company has limited earnings and does not expect to have any meaningful earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at May 31, 2004, the Company has granted 1,332,186 stock options which are exercisable at prices ranging between U.S$0.15 and Cdn$2.25 per common share and the Company has issued 8,290,000 warrants which are exercisable at prices ranging between Cdn$0.15 to $0.20 per common share, to various parties.  Should any outstanding stock options or warrants be exercised by any party, then any funds received by the Company shall be used for working capital purposes.  However, there are no assurances whatsoever that any stock options or warrants will be exercised before their respective expiry dates.

During the year ended December 31, 2002 no stock options or warrants were exercised.  During the year ended December 31, 2001, the Company received a total of $34,990 from two directors exercising a total of 20,583 (post consolidated) incentive share purchase options, and the Company received a total of $141,244 from two directors exercising a total of 88,340 (post consolidated) share purchase warrants.

During the twelve month period ended December 31, 2003 no stock options were exercised, 350,000 stock options expired on September 21, 2003 and, on September 23, 2003, 350,000 stock options at an exercise price of U.S $0.15 per share were granted to two directors.  Stock Option Agreements dated March 21, 2003 with two directors for an aggregate of 346,000 shares were amended as to exercise price only to U.S. $0.15 per share.  In addition, 800 stock options, exercisable at CDN $2.25 per share, were cancelled during the fourth quarter ended December 31, 2003.  During the twelve month period ended December 31, 2003 no share purchase warrants were exercised, cancelled or expired, however, 850,000 warrants were issued pursuant to a Non-Brokered Private Placement on December 30, 2003.

During the three month period ended March 31, 2004 no stock options were exercised, granted or cancelled, however, 346,000 stock options expired on March 21, 2004.  During the three month period ended March 31, 2004 no share purchase warrants were exercised, cancelled or expired, however, 1,000,000 warrants were issued pursuant to a Non-Brokered Private Placement on March 10, 2004.

During the twelve month period ended, December 31, 2003 the Company acquired, by means of Private

Placement Financing Agreements 6,500,000 common shares in the capital of Las Vegas from Home.com Entertainment Inc., a related company, (the “Las Vegas Securities”) at prices ranging between $0.10 and $0.14 per common share for a total amount of $720,000.  The Company sold 2,500,000 common shares of the Las Vegas Securities at an average price of $0.14 per common share for a net profit of $354,295 and has, as a result, realized a gain on the sale of some of the Las Vegas Securities. The cost of marketable securities was $528,200 (2002 - $4; 2001: $0).  The market value of these securities was $850,500.  The Company held $520,000 (market value - $840,000) of Las Vegas Securities.  During the three month period ended March 31, 2004, the Company sold the remaining 4,000,000 of the Las Vegas Securities which the Company had in its portfolio at an average price of $0.31 per share to net the Company $1,240,000.  Subsequently, the Company acquired by means of Private Placement Financing Agreements 4,000,000 of Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000. Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $1,233,200.  The market value of these securities is $1,088,200.  The Company holds 4,000,000 Las Vegas Securities (market value - $1,080,000) which are restricted from trading until June 20, 2004.  The Company may either increase or decrease its investment in the Las Vegas Securities.

During 2003, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 1,125,000 common shares at a price of $0.40 per share for gross proceeds of $450,000.

During 2003, the Company entered into a “Debt Settlement Agreement” (See Exhibit *9.4 – Attached) with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 89,985 common shares at a price of $0.20 per share have been issued in full satisfaction of the debt totalling $17,997 which was owed by the Company to the Creditor.

During 2003, the Company entered into a non-brokered private placement with an individual for 300,000 common shares at the price of $1.00 per share, for total proceeds of $300,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered private placement with an individual for 250,000 common shares at the price of $0.60 per share, for total proceeds of $150,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

On March 10, 2004, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 1,000,000 Flow-Through Share Units at the purchase price of $0.10 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

The Company entered into a Debt Settlement Agreement on April 8, 2004 (See Exhibit *9.5 - Attached) for the geological services provided by a company owned by a director of the Company whereby a total of 22,827 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

The Company’s financial statements have been prepared in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in Note 12 to the Financial Statements in Item 17 of this Annual Report on Form 20-F.

Item 5.C.  Research and development, patents and licences, etc.

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D.  Trend Information

The Marketplace for the on-line three card games software, which the Company has an interest in, is constantly undergoing changes.  The operation of the Company’s on-line three card games software in which the Company has an interest will rely on the Internet as a means of promoting and selling the card games.  The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences.  Changes in international Governmental regulations and laws could adversely affect the online gaming industry.  Changes in policies of companies or banks that handle credit card transactions for on-line gaming could have an adverse impact on the affairs of the Company.

In respect to the Company’s Lithium and Extra High Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The prices of metals have fluctuated widely, particularly in recent years as they are affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the prices of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.

Item 5.E.  Off balance sheet arrangements.

The Company has no off balance sheet arrangements whatsoever and the Company’s financial information including its balance sheet and income statement have been fairly represented in accordance with generally accepted accounting principles.

Item 5.F.  Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Capital Lease Obligations, Purchase Lease Obligations or Other Long Term Liabilities reflected on the Company’s Balance Sheet however, the Company has the following Operating Lease Obligations:-

Contractual Obligations	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
[Long Term Debt Obligations]	n/a	n/a	n/a	n/a	n/a
[Capital (Finance) Lease Obligations]	n/a	n/a	n/a	n/a	n/a
[Purchase Lease Obligations]	n/a	n/a	n/a	n/a	n/a
Operating Lease Obligations Photocopier-December 2005 Postage Machine-February 2006	$ 8,510 $ 2,590	$ 4,440 $ 1,195	$ 4,070 $ 1,395	n/a	n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
Total	$ 11,100	$ 5,635	$ 5,465	n/a	n/a

Item 5.G.  Safe Harbor

In respect to information covered by Items 5.E. and 5.F., all financial information and statements have been fairly represented in accordance with generally accepted accounting principles.

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Form 20-F within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,”  “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as “in our view,” “there can be no assurances,” “although no assurances can be given,” or “there is no way to anticipate with certainty,” forward-looking statements are being made.  These forward-looking statements speak as of the date of this Form 20-F.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in “Item 3.D. RISK FACTORS,” and elsewhere within the document and in other of our filings with the Securities and Exchange Commission.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2004 the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office
Bedo H. Kalpakian* Vancouver, B.C. Canada	President and Director	May 14, 1946	President of Registrant; Chairman of Las Vegas From Home.com Entertainment Inc.	Director:- 1984 to Present; President:- 1991 to Present
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant; President of Las Vegas From Home.com Entertainment Inc	1991 to Present
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Advertising copywriter with Schadler Kramer Advertising, Las Vegas, Nevada and DRGM Advertising and Public Relations	1992 to Present
James Wayne Murton* Kelowna, B.C. Canada	Director	November 2, 1937	President of J.W. Murton & Associates, a private geological engineering and mining services company.	1999 to Present
Penilla Klomp Richmond, B.C. Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant and of Las Vegas From Home.com Entertainment Inc.	May 1, 2003 to Present

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

Item 6.B.  Compensation

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2003 amounted to $227,742.  Certain directors of the Company are compensated for automobile expenditures and furthermore, certain directors, officers and employees of the Company are covered under a group medical and dental insurance plan.  Presently there exists no plan regarding directors' and officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits.  A director of the Company was issued (during 2003 and 2004) an aggregate of 112,812 common shares in the capital of the Company in settlement of debts totalling $ 21,421 representing geological services rendered to the Company (See Exhibits *9.4 & *9.5 – Attached).

On February 20, 2002, pursuant to a Directors’ Resolution, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted (“New Management Services Agreement”).  The New Management Services Agreement became effective on November 1, 2001, as amended on August 14, 2003 by directors’ resolution, and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement.  The New Management Services Agreement has been renewed and is currently in good standing. The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice.  Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $20,000 per month and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company (See Exhibit 1.6 Incorporated by reference).  During the twelve month period ended December 31, 2003, the Company paid management fees totalling $180,000 indirectly to Bedo H. Kalpakian and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company.

Pursuant to indemnity agreements dated April 1, 1993, April 15, 1999, April 1, 2002 and May 1, 2003, between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, J.W. Murton and Penilla Klomp (collectively "the directors and officers"), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company.  The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements.  To date, the Company has not made any payments under the indemnity agreements.

For the Fiscal year ended December 31, 2003, and up to and including the date of this report (May 31, 2004) no incentive stock options were exercised by any of the Company’s directors or officers.

Incentive stock options held by directors and officers of the Company as of May 31, 2004 are as follows:

Name	Date of Grant	Shares under Option *	Exercise Price per Share $	Expiry Date
Bedo H. Kalpakian	October 5, 1999	1,620	2.25 CDN	October 5, 2004
	February 3, 2000	3,333	2.25 CDN	February 3, 2005
	September 23, 2003	175,000	0.15 U.S.	September 23, 2004
	April 21, 2004	160,587	0.15 U.S.	April 21, 2005
Jacob H. Kalpakian	October 5, 1999	1,620	2.25 CDN	October 5, 2004
	February 3, 2000	3,333	2.25 CDN	February 3, 2005
	September 23, 2003	175,000	0.15 U.S.	September 23, 2004
	April 21, 2004	160,588	0.15 U.S.	April 21, 2005
J. Wayne Murton	February 3, 2000	1,105	2.25 CDN	February 3, 2005
	April 21, 2004	250,000	0.15 U.S.	April 21, 2005
Greg McFarlane	April 21, 2004	100,000	0.15 U.S.	April 21, 2005
Penilla Klomp	April 21, 2004	50,000	0.15 U.S.	April 21, 2005
	Total	1,082,186

*One option is required to buy one common share.

Item 6.C.  Board Practices

6.C.1.  Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders or until the date of their resignation or the appointment of their successors, whichever occurs first.  All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms.  Bedo H. Kalpakian has served as a director since 1984; Jacob H. Kalpakian has served as a director since 1991; Greg McFarlane has served as a director since 1992 and Wayne Murton has served as a director since 1999.

6.C.2.  Details of Directors’ Service Contracts.

Pursuant to a Director’s Resolution dated February 20, 2002, the May 4, 1994 New Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 was approved and adopted (“New Management Services Agreement”).  The New Management Services Agreement became effective as of November 1, 2001, and shall be automatically renewed on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. On August 14, 2003 an addendum to the New Management Services Agreement was approved by the Company’s Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company’s Board approved the increase of the monthly fee payable to Kalpakian Bros. of B.C. Ltd., to CDN$20,000 plus G.S.T. effective as of July 1st, 2003.  The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice.

For the twelve month period ended December 31, 2003, the Company has paid to Kalpakian Bros. of B.C. Ltd. $180,000 (2002: $140,000; 2001: $150,000) pursuant to the New Management Services Agreement.   For the three month period ended March 31, 2004, the Company has paid $60,000 (2003: $17,200; 2002: $50,000).

6.C.3.  Details relating to the Company’s audit committee and remuneration committee.

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year.  The Company’s audit committee is appointed on an annual basis by the Company’s directors.  The Company’s audit committee consists of the following directors; Bedo H. Kalpakian, Gregory McFarlane and Wayne Murton.  The majority of the members of the audit committee must be made up of directors who are not officers of the Company.  In the event that an audit committee member resigns prior to the expiry of the one year term, then the remaining directors of the Company shall appoint another director of the Company as a replacement member in the audit committee.  The Company does not have a remuneration committee largely due to its size.  The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see item 16.B)

Item 6.D.  Employees

The Company employs 4 people in Administration and 2 in Management.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced a work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E.  Share Ownership

The number of common shares without par value beneficially (indirectly or directly) owned by officers and directors of the Company as of May 31, 2004 are as follows:

Name of Director/Officer and Municipality	Number of Issued Capital	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Vancouver, BC, Canada	2,161,304 direct 38,307 indirect (1)	20.0%
Jacob H. Kalpakian Vancouver, BC, Canada	1,997,420 direct 38,307 indirect (1)	18.63%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil	0%
J. Wayne Murton Kelowna, BC, Canada	112,812 indirect(2)	1.0%
Penilla Klomp Richmond, BC, Canada	Nil	0%

Notes:*

Based on 10,924,887 issued and outstanding common shares as of May 31, 2004.

(1)

Of these common shares, 38,302 are held by Kalpakian Bros. of B.C. Ltd., and 5 are held by Texas Pacific Minerals Inc., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

(2)

Held by J.W. Murton & Associates, a private company of which J. Wayne Murton is the principal shareholder

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

At the Annual General Meeting of the shareholders which was held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (See Exhibit *9.3 Attached) whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting (See Exhibit 1.8 Incorporated by reference).

As of May 31, 2004 the following incentive stock options to purchase common shares in the capital of the Company were held by employees and a consultant of the Company:

Optionee	Expiry Date	Shares under Option *	Exercise Price per Share $
Employees	April 21, 2004	150,000	0.15 U.S.
Consultant	April 21, 2004	100,000	0.15 U.S.
	TOTAL:	250,000

*One option is required to buy one common share.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1.  The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  The Company is neither directly nor indirectly owned or controlled by any other corporation or any foreign government.

As at May 31, 2004 the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian and Jacob H. Kalpakian, Vancouver, British Columbia	4,158,724 direct(1) 38,307 indirect (2)	38.5%
CDS & Co., Toronto, Ontario**	7,125,073	65.35%
Interfranchise Inc. Rosemere, Quebec ***	1,125,000	10.32%

(1) Of these common shares, 2,161,304 are held by Bedo H. Kalpakian directly, 1,997,420 are held by Jacob H. Kalpakian  directly. (2)  Of these common shares, 38,302 shares are held by Kalpakian Bros. of B.C. Ltd., and 5 shares are held by Texas Pacific Minerals Inc., indirectly, private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

*     Based on 10,924,887 issued and outstanding common shares as of May 31, 2004.

**  Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

*** Claude Lavigne has a beneficial ownership of 10% or more of Interfranchise Inc.

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

*  Based on 697,075 issued and outstanding common shares as of May 31, 2002.

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

7.A.2.  As of December 31, 2003, the Company had 9,902,060 issued and outstanding common shares.  The number of outstanding securities of the Company held in the United States and the number of recorded holders thereof were 151,041 outstanding common shares and 1,004 recorded shareholders respectively.

7.A.3. To the best of the Company’s knowledge the Company is not controlled directly or indirectly by another corporation or by any foreign government or by any natural or legal person severally or jointly other than as disclosed in 7.A.1.in this Annual Report.

7.A.4.  To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control of the Company.

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses (“Las Vegas obligations”).  During the twelve month period ended December 31, 2003, Las Vegas has paid to the Company the sum of $185,425 (2002: $174,170: 2001: $145,346) for the Las Vegas obligations which are as follows:  payroll expenses of $155,796 (2002: $142,351; 2001: $115,023) and other expenses of $29,629 (2002: $31,819; 2001: $30,323). Subsequent to August 31, 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $7,090 for the twelve month period ended December 31, 2003 (2002: $5,153; 2001: $1,718).

During the three month period ended March 31, 2004, Las Vegas has paid to the Company the sum of

$47,401(2003: $56,229; 2002: $39,729) for the Las Vegas obligations which are as follows: payroll expenses of $44,133 (2003: $45,884; 2002: $34,065)) and other expenses of 3,268 (2003: $10,345; 2002: $5,664).  Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $1,599 for the three month period ended March 31, 2004. (2003:$1,636; 2002; $1,288).

The Company entered into a Licensing Agreement on November 4, 2002 with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, [See Exhibit 1.4 Incorporated by reference] for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”). The Company has paid to Las Vegas the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Las Vegas.  Las Vegas shall be the operator of the three card games software. The Company shall receive 40% and Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games software.  As at December 31, 2003, the Company’s share of revenues from the three card games software was $100,951 (2002: $Nil) and, $37,608 for the three month period ended March 31, 2004, (2003: $3,643).

Pursuant to a Director’s Resolution dated February 20, 2002, the May 4, 1994 New Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 was approved and adopted (“New Management Services Agreement”).  The New Management Services Agreement became effective as of November 1, 2001, and shall be automatically renewed on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. On August 14, 2003 an addendum to the New Management Services Agreement was approved by the Company’s Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company’s Board approved the increase of the monthly fee payable to Kalpakian Bros. of B.C. Ltd., to CDN$20,000 plus G.S.T. effective as of July 1st, 2003.  The New Management Services Agreement may be terminated at anytime by either party on three months’ written notice.

For the twelve month period ended December 31, 2003, the Company has paid to Kalpakian Bros. of B.C. Ltd. $180,000 (2002: $120,000; 2001: $150,000) pursuant to the New Management Services Agreement.   For the three month period ended March 31, 2004, the Company has paid $60,000 (2003: $17,200; 2002: $50,000).

On September 3, 2003, pursuant to a debt settlement agreement dated August 15, 2003 between the Company and J. W. Murton and Associates, a company owned by a Director of the Company, the Company issued 89,985 common shares at a deemed price of $0.20 per share as full settlement of its outstanding debt of $17,997 to J. W. Murton & Associates.

During the twelve month period ended, December 31, 2003 the Company acquired, by means of Private Placement Financing Agreements 6,500,000 common shares in the capital of Las Vegas from Home.com Entertainment Inc., a related company, (the “Las Vegas Securities”) at prices ranging between $0.10 and $0.14 per common share for a total amount of $720,000.  The Company sold 2,500,000 common shares of the Las Vegas Securities at an average price of $0.14 per common share for a net profit of $354,295 and has, as a result, realized a gain on the sale of some of the Las Vegas Securities. The cost of marketable securities was $528,200 (2002 - $4).  The market value of these securities was $850,500.  The Company held $520,000 (market value - $840,000) of Las Vegas Securities.

During the three month period ended March 31, 2004, the Company sold the remaining 4,000,000 shares of the Las Vegas Securities which the Company had in its portfolio at an average price of $0.31 per share to net the Company $1,240,000.  Subsequently, the Company acquired by means of Private Placement Financing Agreements 4,000,000 Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000. Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $1,233,200.  The market value of these securities is $1,088,200.  The Company holds 4,000,000 Las Vegas Securities (market value - $1,080,000), which are restricted from trading until June 20, 2004.

During 2003, none of the directors advanced any funds to the Company.  During 2002, two directors advanced the sum of $15,048 to the Company at an interest rate of the Bank of Montreal, prime plus 1%per annum which has been repaid by the Company during 2003.  During 2001, none of the directors advanced any funds to the Company.

Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company, entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 850,000 Flow-Through Share Units and 1,000,000 Flow-Through Share Units respectively all at the purchase price of CDN $0.10 per unit. Each Unit consisting of one common share (the “Flow-Through Shares”) of the Company which will be a “flow-through share” pursuant to the provisions of subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”) each Warrant entitling the holder to purchase one common share (the “Flow-Through Warrant Shares”) which will be a “flow-through share” at a price of CDN $0.15 per Flow-Through Warrant Share for a period of 12 months and thereafter at a price of CDN $0.20 per Flow-Through Warrant Share for a further 6 months, and thereafter one common share (the “Non-Flow-Through Warrant Shares) of the Company at a price of CDN $0.20 per Non-Flow-Through Warrant Share for a further 6 months.  All common Shares and non-transferable Warrants of the Company pursuant to these Private Placement Financings have been issued.

The Company entered into an Investment Agreement on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  Interfranchise Inc., the principal shareholder of which is Claude Lavigne, owns 10.32% of the total issued and outstanding share capital of the Company,

The Company is related to the following companies by common management and/or directors and/or officers:

-

Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Bulletin Board and, on the Berlin Stock Exchange.

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia.

-

Blue Rock Mining, Inc., a private Nevada corporation which is a wholly-owned subsidiary of the Registrant and which was dissolved during 2002.

-

Texas Pacific Minerals Inc., a private company incorporated under the laws of the Province of British Columbia.

-

Pacific Missouri Holdings Inc., a private company incorporated under the laws of the Province of British Columbia.

-

J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a director of the Company

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2003 are included in Item 17 of this report.

Item 8.A.7.  Legal Proceedings

The Company is presently not a party to any legal proceeding of any kind.

The Company's corporate legal counsels are:-

  Anfield Sujir Kennedy & Durno, Barristers and Solicitors, (Attn: Michael Kennedy), located at #1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.  The telefax number is (604) 669-3877.

  Venture Law Corporation, (Attn: Alixe Cormick), located at #618 – 688 West Hastings Street, Vancouver, British Columbia Canada V6B 1P1.  The telefax number is (604)659-9188

Item 8.A.8.  Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2003, other than the fact that the Company has started actively pursuing opportunities in the mineral exploration business.

ITEM 9.  THE  OFFER & LISTING

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

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares.  On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share.  On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share.  On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value.  Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol “LKYOF”.

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

Canadian Venture Exchange (“CDNX”)

Trading Range

Five Most Recent Financial Years	$ High	$ Low	Volume
1999	1.25	0.50	5,817,675
2000	0.45	0.08	2,490,315
2001 [January to June 29, 2001]	0.40	0.22	373,095
2002	N/A	N/A	N/A
2003	N/A	N/A	N/A
Two Most Recent Financial Years
Year 2002	$ High	$ Low	Volume
Jan 1 – Mar 31	N/A	N/A	N/A
Apr 1 – Jun 30	N/A	N/A	N/A
Jul 1 – Jul 31	N/A	N/A	N/A
Aug 1 – Dec 31	N/A	N/A	N/A
Year 2003	$ High	$ Low	Volume
Jan 1 – Mar 31	N/A	N/A	N/A
Apr 1 – Jun 30	N/A	N/A	N/A
Jul 1 – Jul 31	N/A	N/A	N/A
Aug 1 – Dec 31	N/A	N/A	N/A
Six Most Recent Months	N/A	N/A	N/A

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

The common shares of the Company were listed for trading on the NASDAQ SmallCap Market in Washington, D.C., U.S.A., on May 11, 1988.  On October 3, 1994, the Company's common shares were delisted from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's common shares have been listed for trading on the OTC Bulletin Board in the U.S.A.  The current trading symbol of the Company’s common shares on the OTC Bulletin Board is “LKYOF”.  The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated. During May 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share.  During April 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share.  During May, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value.  All historical data reflects the respective share consolidations.

OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
1999	0.20	0.06	11,718,200
2000	0.87	0.15	273,700
2001	0.32	0.07	412,400
2002	0.61	0.02	673,500
2003	2.00	0.199	1,257,800
Two Most Recent Financial Years
Year 2002
Jan 1 – Mar 31	0.08	0.06	62,900
Apr 1 – Jun 30	0.12	0.02	202,300
Jul 1 – Sep 30	0.34	0.22	14,400
Oct 1 – Dec 31	0.61	0.22	393,900
Year 2003
Jan 1 – Mar 31	2.00	0.35	378,100
Apr 1 – Jun 30	0.61	0.32	504,400
Jul 1 – Sep 30	0.48	0.199	333,200
Oct 1 – Dec 31	0.38	0.20	42,100
Year 2004
Jan 1 – Mar 31	0.35	0.15	243,400
Six Most Recent Months
December 2003	0.49	0.20	8,400
January 2004	0.21	0.20	8,100
February 2004	0.27	0.15	175,100
March 2004	0.35	0.15	121,500
April 2004	1.30	0.15	5,400
May 2004	0.16	0.15	600

Item 9.C. Markets

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988.  On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were de-listed from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board.  Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001.

In order to have a Canadian Listing, the Company has applied to have its securities listed for trading on the Canadian Trading and Quotation System Inc. (“CNQ”) which is Canada’s newest Stock Exchange.  There can be no assurances whatsoever that the Company’s application shall be accepted by the CNQ.

ITEM 10.  ADDITIONAL INFORMATION

Item 10. A. Share Capital

The authorized capital of the Company consists of 200,000,000 common shares without par value of which 10,924,887 are issued and outstanding as of May 31, 2004.

Effective May 2, 2002, the Company consolidated its share capital on a 5:1 basis, thereby reducing the authorized common shares to 40,000,000 common shares without par value.  Subsequently, the Company increased its authorized common shares to 200,000,000 common shares without par value.

Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders of the Company, to receive dividends as and when declared by the Directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of the liquidation, dissolution or winding up of the Company.  There are no pre-emptive, conversion or surrender rights attached to the common shares of the Company.

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May31, 2004	10,924,887	N/A	N/A
Stock Options	1,332,186	US$0.15-Cdn$2.25	May 26/04 to April 21/05
Warrants	8,290,000	Cdn$0.15-$0.20	June 17/04 to March 10/06
Fully Diluted as at May 31, 2004	20,547,073	N/A	N/A

Item 10.A.4.  Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

At May 31, 2004, the following warrants are outstanding.  The warrants entitle the holders to purchase the stated number of common shares at the exercise price.  Each warrant is entitled to one common share. The expiry dates are as follows:

Expiry Dates	Exercise Price	Number of Warrants
		2003
June 17, 2004	$ 0.20	2,700,000
August 30, 2004	$ 0.20	1,740,000
September 20, 2004	$ 0.20	2,000,000

December 31, 2004 or	$0.15
December 30, 2005	$0.20	850,000

March 10, 2005 or	$0.15
March 10, 2006	$0.20	1,000,000
		Total 8,290,000

Item 10.A.5.  Stock Options

The Company has adopted its 2004 Stock Option Plan whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The Company’s 2004 Stock Option Plan has received the required approval of the Company’s shareholders and of its Board of Directors.  From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury.

As of May 31, 2004, the outstanding directors, officers, consultants and employee stock options to purchase common shares in the capital of the Company totalled 1,332,186 and which are as follows:-

Optionee	Expiry Date	Shares under Option *	Exercise Price per Share $
Directors	October 5, 2004	3,240	2.25 CDN
	February 3, 2005	7,771	2.25 CDN
	September 21, 2004	350,000	0.50 US
	April 21, 2005	671,175	0.15 US
Officers	April 21, 2004	50,000	0.15 US
Employees	April 21, 2005	150,000	0.15 US
Consultants	April 21, 2005	100,000	0.15 US
	TOTAL:	1,332,186

*One stock option is required to buy one common share.

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares.  All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

(a)

Authorized

           200,000,000  Common shares without par value

(b)

Issued

	Number
	of Shares	Amount

Balance, December 31, 1999	415,830	$20,472,425
Private placements	166,667	468,000
Finder's fee	1,333	0
Exercise of stock options for cash	4,322	35,658
Balance, December 31, 2000	588,152	20,976,083
Exercise of stock options for cash	20,583	34,990
Exercise of warrants for cash	88,340	141,344
Balance, December 31, 2001	697,075	21,152,417
Private placements
Proceeds	6,440,000	322,000
Shares issued for settlement agreement	150,000	27,000
Balance, December 31, 2002	7,287,075	$21,501,417
Private Placements	2,525,000	985,000
Finder’s Fee	0	(45,000)
Shares issued for settlement of debt	89,985	17,997

Balance December 31, 2003	9,902,060	$22,459,414

Item 10.B. Memorandum and Articles of Association

This information has been reported previously. [Exhibit 1.1 Incorporated by reference]

Item 10. C. Material Contracts

The Company entered into a Licensing Agreement on November 4, 2002 with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, [See Exhibit 1.4 Incorporated by reference] for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”). The Company has paid to Las Vegas the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Las Vegas.  Las Vegas shall be the operator of the three card games software. The Company shall receive 40% and Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games software. In respect to this transaction, Las Vegas received approval from the TSX Venture Exchange on November 21, 2002.  As at December 31, 2003, the Company’s share of revenues from the three card games software was $100,951 (2002: $Nil) and, $37,608 for the three month period ended March 31, 2004, (2003: $3,643).

The Company entered into an Investment Agreement (Exhibit *9.2 Attached) on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  Interfranchise Inc. owns 10.32% of the issued and outstanding shares of the Company as at May 31, 2004.

On March 26, 2004, Lucky entered into an Option Agreement (Exhibit *9.1 Attached) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, Lucky is required to make staged cash payments to the Optionor totalling $150,000 of which $15,000 has already been paid and, must incur exploration expenditures on the Extra High Property totalling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Lucky may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor.

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

Shareholders who make a QEF election may, or may not, remain subject to tax under the excess distribution method.  If the U.S. shareholder makes the QEF election for the foreign corporation's first tax year as a PFIC that is included in the shareholder's holding period, the excess distribution will not apply to the shareholder.  Thus, this type of shareholder will include its pro-rata share of PFIC earnings as a dividend, claim the appropriate foreign tax credit, and not face any interest charge.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement  by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2003 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Investor Site at http://www.sec.gov .  The Commission’s telephone number is 1-800-SEC-0330.

Item 10. I   Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

a)

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.  Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of a date within 90 days of the filing date of this Annual Report on Form 20-F.  Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)

CHANGES IN INTERNAL CONTROLS.  There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

[See Exhibit *12.A (1)]

ITEM 16.  AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience serving as Chief Financial Officer of another public company and a private company, and his experience in actively supervising principal financial officers, principal accounting officers, accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.  (See Item 6.3.C. in this report for further details on the Audit Committee.)

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (See Exhibit *9.6 - Attached)

The Code of Ethics can be accessed electronically at http://www.Lucky1.net .

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for the each of the last two fiscal years by the Company’s Auditors were (2003:$11,236) and (2002:$11,000).

(b)

Audit – Related Fees: There were no further fees other than those disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2003: $600) and (2002: $800) are included in the amount disclosed in item (a) above.

(d)

All other Fees: There were no other fees.

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $15,000 and individual assignments up to a maximum cost of $10,000. All other assignments must be pre-approved by the Audit Committee.

ITEM 17.  FINANCIAL STATEMENTS

The Company’s Consolidated Audited Financial Statements for the year ended December 31, 2003 together with the report of the auditors, Smythe, Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's consolidated financial statements are stated in Canadian dollars (Cdn $)

A) Index to Financial Statements

i) Consolidated Financial Statements

-Report of Independent Accountants for the years 2003 and 2002

-Comments by Independent Accountants

for United States Readers on Canada

- United States Reporting Conflict

Report of Independent Accountants for the year 2001

Comments by Independent Accountants for the year 2001

for United States Readers on Canada

United States Reporting Conflict

-Balance Sheets as at December 31, 2003 and December 31, 2002

-Statements of Operations and Deficit for

the years ended December 31, 2003, 2002 and 2001

-Statements of Cash Flows for the periods ended December 31, 2003,

2002 and 2001

-Notes to the Financial Statements

Page 55-68

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

ITEM 19. EXHIBITS

1.1

Memorandum and Articles, (Incorporated by reference.

previously filed on Registration Statement on Form 20-F, May 1988)

1.2.

Full & Final Settlement (Incorporated by reference) Agreement dated September 24, 2002,

pursuant to a Subscription Agreement Dated March 15, 2001.

(Incorporated by reference previously filed on Form 20-F/A, June 2003)

1.3.

2003 Stock Option Plan.(Incorporated by reference

previously filed on Form 20-F/A, June 2003)

1.4.

Licensing Agreement with Las Vegas From Home.com

Entertainment Inc. dated November 4, 2002. (Incorporated by reference previously filed on Form 20-F/A, June 2003)

1.5.

2002 Stock Option Plan, (Incorporated by reference

previously filed on form S8 September 30, 2002.)

1.6

Management Services Agreement, (Incorporated by reference

previously filed on Form 20-F, 2001)

1.7

Change of Auditor Reporting Package (Pursuant to Cdn National Policy #31)

(Incorporated by reference. previously filed March 2003 on Form S8)

1.8

Notice of Annual General Meeting, 2004 and Management Proxy Materials

(Incorporated by reference previously filed on Form 6-K March, 2004)

8.*

Statement explaining in reasonable detail how earnings per share are calculated

9.1*

Property Option Agreement – Attached

9.2*

Investment Agreement in the Intercafé Project - Attached

9.3*

2004 Stock Option Plan - Attached

9.4*

Debt Settlement Agreement dated August 15, 2003 – Attached

9.5*

Debt Settlement Agreement dated April 8, 2004 – Attached

9.6*

Code of Ethics - Attached

10.1*

Sarbanes Oxley Act Section 906, Certification by Bedo H. Kalpakian, President

12.A*

Sarbanes Oxley Act Section302, Certification

by Bedo H. Kalpakian, C.E.O & C.F.O.

* Filed Herewith (Attached)

SIGNATURE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F(2003) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUCKY 1 ENTERPRISES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Dated this 31st day of May, 2004.

Exhibit 12.A.1

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F (2003) of Lucky 1 Enterprises Inc.

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

4.

I, on behalf of the Company, am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company

and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

I, on behalf of the Company, have disclosed, based on my most recent evaluation, to the Company’s auditors and the audit committee of the registrant's board of Directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

I, on behalf of the Company, have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 31, 2004

   “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer

LUCKY 1 ENTERPRISES INC.

Financial Statements

December 31, 2003 and 2002

INDEX

Page

Financial Statements

Audit Reports

50-51

Balance Sheets

52

Statements of Operations and Deficit

53

Statements of Cash Flows

54

Notes to Financial Statements

55-68

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LUCKY 1 ENTERPRISES INC.

We have audited the balance sheet of Lucky 1 Enterprises Inc. at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the two years ended December 31, 2003, and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States)  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the two years ended December 31, 2003 in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 12 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going concern.  Our report to the shareholders dated January 30, 2004 is also expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

January 30, 2004

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 2 to the financial statements.  Our report to the shareholders dated January 30, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

January 30, 2004

Grant Thornton LLP

Chartered Accountants

Management Consultants

Canadian Member of

Grant Thornton International

Report of Independent Auditors

To the Shareholders of

Lucky 1 Enterprises Inc.

(formerly Golden Nugget Exploration Inc. )

We have audited the consolidated balance sheet of Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) as at December 31, 2001 and the consolidated statements of operations and deficit and changes in cash flows for the year then ended .. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and with the standards of the Public Company Accounting Oversight Board of the United States of America . Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

/s/ Grant Thornton LLP

Chartered Accountants

January 25, 2002

Vancouver, Canada

Comments by Auditors for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note  2 to the consolidated financial statements.  Our report to the shareholders dated January 25, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Grant Thornton LLP

Chartered Accountants

January 25, 2002

Vancouver, Canada

P.O. Box 11177, Royal Centre

Suite 2800 – 1055 West Georgia Street

Vancouver, British Columbia

V6E 4N3

Tel:

(604) 687-2711

Fax:

(604) 685-6569

LUCKY 1 ENTERPRISES INC.

Balance Sheets

December 31

	2003	2002

Assets

Current
Cash and term deposits	$73,673	$6,364
Marketable securities	528,200	4
Receivable from related parties (note 9)	0	26,821

	601,873	33,189
Cash Held on Behalf of Related Party (note 9)	138,361	0
Deposit on Investment in Inter Café Project (note 5)	25,000	0
Property and Equipment (note 6)	13,078	19,764

	$778,312	$52,953

Liabilities

Current
Accounts payable and accruals	$39,673	$164,313
Payable to related parties (note 9)	211,762	33,045

	251,435	197,358

Capital Stock and Deficit

Capital Stock (note 8)	22,459,414	21,501,417
Shares Subscriptions	0	250,000
Contributed Surplus	3,460	0
Deficit	(21,935,997)	(21,895,822)

Shareholders' Equity (Deficiency)	526,877	(144,405)

	$778,312	$52,953

Commitments (note 13)

On behalf of the Board:

...”Bedo H.Kalpakian                                            Director

Bedo H. Kalpakian

   “J.W.Murton”                                                      Director

J.W. Murton

See notes to financial statements

LUCKY 1 ENTERPRISES INC.

Statements of Operations and Deficit

Year Ended December 31

	2003	2002	2001

Revenue	$100,951	$0	$0

Expenses
Management fees	180,000	140,000	150,000
Legal, accounting and audit	46,280	20,595	19,912
Salaries and benefits	24,839	7,323	36,161
Office and miscellaneous	18,751	17,108	15,651
Regulatory and transfer fees	8,735	15,011	13,521
Rent	7,090	5,153	13,013
Finance, interest and foreign
exchange	3,202	8,908	14,279
Telephone	2,404	3,635	14,365
Travel, meals and entertainment	2,357	7,807	953
Shareholder communication	1,678	17,476	5,209
Advertising and promotion	692	50	1,147
Software development	0	200,000	0
Consulting and geological fees	0	0	10,082
Depreciation	6,686	6,687	9,190
	302,714	449,753	303,483
Loss Before Other Items	(201,763)	(449,753)	(303,483)

Other Items
Interest income	1,421	356	420
Gain on disposal of equipment	0	0	7,235
Gain from cancellation of an
option	0	0	4,712
Gain on sale of securities	104,295	0	0
Abandonment of subsidiary	55,872	0	0

	161,588	356	12,367

Net Loss	(40,175)	(449,397)	(291,116)
Deficit, Beginning of Year	(21,895,822)	(21,446,425)	(21,155,309)

Deficit, End of Year	$(21,935,997)	$(21,895,822)	$(21,446,425)

Weighted Average Number of
Common Shares	8,446,237	3,701,242	652,905

Basic Net Loss Per Common Share	$ 0.00	$ (0.12)	$ (0.45)

See notes to financial statements.

LUCKY 1 ENTERPRISES INC.

Statements of Cash Flows

Year Ended December 31

	2003	2002	2001
Operating Activities
Net loss	$(40,175)	$(449,397)	$(291,116)
Items not involving cash
Depreciation	6,686	6,687	9,190
Stock-based compensation	3,460	0	0
Write-down of mineral properties	4	0	0
Gain (loss) on disposal
of equipment	0	0	(7,235)
Gain on sale of securities	(104,295)	0	0
Gain (loss) from cancellation of an option	0	0	(4,712)
Abandonment of subsidiary	(55,872)	0	0
	(190,192)	(442,710)	(293,873)
Change in Non-Cash Working Capital
(note 10)	(1,591)	(125,713)	74,466

Cash Used in Operating Activities	(191,783)	(568,423)	(219,407)

Financing Activities
Issue of shares, net of issue costs	752,997	322,000	176,334
Finder’s fee	(45,000)
Subscription shares	0	250,000	27,000
Cash Provided by Financing Activities	707,997	572,000	203,334

Investing Activities
Proceeds on sale of marketable securities	354,295	0	0
Proceeds on the disposition of
equipment	0	0	7,839
Purchase of interest in long-term
Investment	(25,000)	0	0
Proceeds on intended cancellation
of an option	0	0	4,712
Purchase of marketable securities	(778,200)	0	0

Cash Provided by (Used in)
Investing Activities	(448,905)	0	12,551

Inflow (Outflow) of Cash	67,309	3,577	(3,522)
Cash and Term Deposits, Beginning
of Year	6,364	2,787	6,309

Cash and Term Deposits, End of Year	$73,673	$6,364	$2,787

See notes to financial statements.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS

The Company is a holding company incorporated in the province of British Columbia with interests in Lithium mineral properties located in Ontario and an investment in software for on-line gaming.  The Company received revenues resulting from its investment in online gaming software.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the Company, the common shares of the Company were voluntarily delisted from trading on the CDNX at the close of trading on July 31, 2001.  The Company's common shares trade on the OTC Bulletin Board under the trading symbol of “LKYOF”.

The Company has incurred significant operating losses in prior years and has periodically had a working capital deficiency.  Management's efforts are directed at reducing overhead costs and pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of Lucky 1 Enterprises Inc. and its    wholly-owned subsidiary Blue Rock Mining Inc. (“Blue Rock”), which was dissolved during 2003.

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

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Mineral properties

The Company has previously been engaged in the acquisition, exploration and development of mineral properties.  The mineral properties were recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(d)

Software development

The Company expenses all research and development costs when incurred until the product reaches technological viability, at which point all material research and developments costs are capitalized.  During the year, there were no material research and development costs incurred and capitalized.

(e)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in net loss per share for 2003, 2002, and 2001 as the effect would be anti-dilutive.

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

The cost of marketable securities is $528,200 (2002 - $4).  The market value of these securities is $850,500.  The Company holds $520,000 (market value - $840,000) of common shares of its related party Las Vegas from Home.com Entertainment Inc.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

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

(j)

Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (Las Vegas) a related company, in accordance with an agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games.  The Company recognizes revenues on an accrual basis.

(k)

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

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities are assumed to approximate quoted market values, as disclosed in note 3(g).

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

4.

FINANCIAL INSTRUMENTS (Continued)

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities if the marketable securities are delisted from public trading.

5.

DEPOSIT ON INVESTMENT

During 2003, the Company deposited $25,000 on an investment in the “Inter Café Project”, a business concept developed by Interfranchise Inc.  The agreement with Interfranchise Inc. requires an additional investment of $65,000 to acquire a 10% interest in the Inter Café Project.  During 2004, the Company invested the additional $65,000 and completed its acquisition of 10% interest in the Inter Café Project for a total investment amounting to $90,000.

6.

PROPERTY AND EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Furniture and equipment	$126,494	$119,002	$7,492
Computer equipment	35,112	29,526	5,586

	$161,606	$148,528	$13,078

	2002
		Accumulated
	Cost	Depreciation	Net

Furniture and equipment	$126,494	$116,505	$9,989
Computer equipment	35,112	25,337	9,775
	$161,606	$141,842	$19,764

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

7.

MINERAL PROPERTY

Lithium

The Company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario.  During 2000, the Company wrote off the mineral properties.

8.

CAPITAL STOCK

(a)

Authorized

  200,000,000 Common shares without par value

(b)

Issued

	Number
	of Shares	Amount

Balance, December 31, 1999	415,830	20,472,425
Private placement	166,667	468,000
Finder's fee	1,333	0
Exercise of stock options for cash	4,322	35,658

Balance, December 31, 2000	588,152	20,976,083
Exercise of stock options for cash	20,583	34,990
Exercise of warrants for cash	88,340	141,344

Balance, December 31, 2001	697,075	21,152,417
Private placements	6,440,000	322,000
Shares issued for settlement agreement	150,000	27,000

Balance, December 31, 2002	7,287,075	21,501,417
Private placement	2,525,000	985,000
Finder’s Fee	0	(45,000)
Shares Issued for settlement of debt	89,985	17,997

Balance, December 31, 2003	9,902,060	$22,459,414

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

During 2003, the Company entered into a non-brokered private placement with certain Company directors for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 1,125,000 common shares at a price of $0.40 per share for gross proceeds of $450,000.

During 2003, the Company entered into a “Debt Settlement Agreement” with a creditor.  A total of 89,985 common shares at a price of $0.20 per share have been issued in full satisfaction of the debt totalling $17,997 which was owed by the Company to the Creditor.  The shares are subject to a hold period expiring on September 3, 2004.

During 2003, the Company entered into a non-brokered private placement with an individual for 300,000 common shares at the price of $1.00 per share, for total proceeds of $300,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered private placement with an individual for 250,000 common shares at the price of $0.60 per share, for total proceeds of $150,000.  A finder’s fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During the year ended December 31, 2002 there was a 5 to 1 share consolidation.

The number of shares has been adjusted to reflect these changes.

During 2002, the Company closed a non-brokered Private Placement Financing with certain Company directors and individuals for 6,440,000 units of the Company’s securities at the price of $0.05 per unit, for total proceeds of $322,000.  Each unit consists of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year, now expired, and at an exercise price of $0.20 per common share if exercised in the second year.

During March 2001, the Company entered into a brokered private placement agreement with an investor in respect to the issuance of 150,000 units of the Company at a price of $0.18 per unit for gross proceeds of $27,000.  Each unit was to consist of one common share and one non-transferable share purchase warrant.  Each share purchase warrant would have entitled the investor to purchase one additional common share for a period of two years at a price of $0.24 per common share.  The Company did not issue the 150,000 units.  During 2002, the Company executed a full and final settlement agreement with the investor whereby the Company issued to the investor 150,000 common shares.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(c)

Warrants

At December 31, 2003, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price.  Each warrant is entitled to one common share.

The expiry dates are as follows:

	Exercise	Number of Warrants
	Price	2003	2002
June 17, 2003 or	$ 0.15
June 17, 2004	$ 0.20	2,700,000	2,700,000
August 30, 2003 or	$ 0.15
August 30, 2004	$ 0.20	1,740,000	1,740,000
September 20, 2003 or	$ 0.15
September 20, 2004	$ 0.20	2,000,000	2,000,000
December 31, 2004 or	$ 0.15
December 30, 2005	$ 0.20	850,000	0

(d)

Stock options

The Company has a 2002 stock option plan under which 713,707 options are available for granting, of which 712,899 are outstanding as of December 31, 2003 year-end.  In addition, the Company has a 2003 stock option plan under which 968,708 are available for granting, of which none have been granted.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2003, 2002 and 2001.  During 2003, the exercise price of 346,000 stock options was amended to US $0.15.

	Number	Exercise
	of Shares	Price
Balance, December 31, 2000	44,815	$ 1.70 to $ 2.25 CDN
Year ended December 31, 2001
Options exercised	(20,583)	$ 1.70 CDN
Balance, December 31, 2001	24,232	$ 2.25 CDN
Year ended December 31, 2002
Options expired	(3,867)	$ 2.25 CDN
Options cancelled	(2,666)	$ 2.25 CDN
Balance, December 31, 2002	17,699	$ 2.25 CDN
Year ended December 31, 2003
Options granted	696,000	$ 0.15 US
	350,000	$ 0.50 US
Options expired	(350,000)	$ 0.50 US
Options cancelled	(800)	$ 2.25 CDN
Balance, December 31, 2003	712,899	$ 0.15 US to $2.25 CDN

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

As at December 31, 2003 and 2002, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2003	2002
March 21, 2004
(amended price)	$ 0.15 US	346,000	0
April 9, 2004	$ 2.25 CDN	1,659	2,459
May 26, 2004	$ 2.25 CDN	4,229	4,229
September 23, 2004	$ 0.15 US	350,000	0
October 5, 2004	$ 2.25 CDN	3,240	3,240
February 3, 2005	$ 2.25 CDN	7,771	7,771

Total stock options outstanding	$ 0.15 US to $2.25 CDN	712,899	17,699

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly, compensation expense of $3,460 (2001 - $0; 2002 - $0) was recognized as salaries expense.  During the year, certain options were repriced and as a result have become variable options and are accounted for accordingly.  Had compensation expense been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

Net loss, as reported	$(40,175)
Recognized under intrinsic value, as reported	3,460
Unrecognized fair value	(67,582)

Net loss, pro-forma	$(104,297)

Net loss per share, as reported	$ (0.00)
Net loss per share, pro-forma	$ (0.01)

The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years)	1
Interest rate	3.00%
Volatility	183.67%
Dividend yield	0.00%

Certain options are variable options as they were repriced during 2003 and 2002.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS

	2003	2002

Receivable from related party
Loan receivable from Las Vegas from Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	$0	$26,821

Payable to related parties
Loan payable to Las Vegas from Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	$(2,471)	$0
Cash held on behalf of Las Vegas from Home.com Entertainment Inc.	(138,361)	0
Loan payable to Kalpakian Bros. of B.C. Ltd., interest bearing at prime plus 1% per annum and payable on demand	(70,930)	0
Geological services payable to a company owned by a director	0	(17,997)
Shareholder loans, interest bearing at prime plus 1% per annum and payable on demand	0	(15,048)

	$(211,762)	$(33,045)

Related party transactions during the year:

(a)

Geological services were provided by a company owned by a director $0 (2002 - $60; 2001 - $3,112).

(b)

Management fees were paid to a company related by common management and directors $180,000 (2002 - $140,000; 2001 - $150,000).

(c)

The Company shares office space with Las Vegas from Home.com Entertainment Inc. ("LVH"), a company related by common management, directors and officers.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS (Continued)

Paid to the Company

The Company charged LVH for its share of:

(i)

rent $0 (2002 - $0; 2001 - $35,670);

(ii)

payroll expenses $155,796 (2002 - $142,351; 2001 - $115,023); and

(iii)

other expenses $29,629 (2002 - $31,819; 2001 - $30,323).

Paid to LVH

LVH charged the Company for its share of:

(i)

rent $7,090 (2002 - $5,153; 2001 - $0).

(d)

Interest was charged for funds loaned to the Company by LVH $1,740 (2002 - $4,734; 2001 - $8,311).

(e)

Interest revenue was earned for funds loaned to LVH by the Company $1,387 (2002 - $303; 2001 - $0).

10.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2003	2002	2001

Receivables	$0	$0	$2,900
Receivable from related parties	26,821	(26,821)	0
Prepaids	0	0	50
Payables and accruals	(68,768)	42,470	(1,445)
Payable to related parties	40,356	(141,362)	72,961

	$(1,591)	$(125,713)	$74,466

Supplementary information
Interest paid	$4,164	$6,491	$10,509

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

11.

INCOME TAXES

	2003	2002

Future income tax asset

Non-capital loss carry-forwards for Canadian purposes	$3,237,000	$4,666,000
Excess of undepreciated capital cost over net book value of fixed assets	637,000	630,000
Exploration expenditures for Canadian purposes
Unused earned depletion base	19,000	19,000
Unused cumulative Canadian exploration expenses	2,380,000	2,380,000
Unused cumulative Canadian development expenses	108,000	108,000
Unused cumulative foreign and development expenses	217,000	217,000

	6,598,000	8,020,000
Tax rate - 38.00% (2002 - 39.62%)	2,507,240	3,177,524
Less: Valuation allowance	(2,507,240)	(3,177,524)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

11.

INCOME TAXES (Continued)

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2004	$556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000
2009	440,000
2010	105,000

$3,237,000

The benefit of these losses has not been recorded in these financial statements.

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

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

Under US GAAP, the accounting treatment would differ as follows:

1.

Exploration costs are expensed as incurred.  As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

2.

The value of marketable securities is recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For U.S. GAAP purposes unrealized gains and losses on marketable securities are recorded as a separate item in the stockholders’ equity section as other comprehensive income.  For Canada GAAP gains and losses are only recognized in the income statements when realized.

	2003	2002	2001

Net loss per Canadian GAAP	$40,175	$449,397	$291,116

Net loss per US GAAP	40,175	449,397	291,116
Other comprehensive income for US GAAP	332,300	0	0

Comprehensive income	$292,125	$449,397	$291,116

	2003	2002	2001
Effect on total assets
Total assets under Canadian GAAP	$778,312	$52,953	$55,422
Available for sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes (note 3(g))	322,300	0	0
Total assets under US GAAP	$1,100,612	$52,953	$55,422

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

	2003	2002	2001
Effect on shareholders' equity (deficiency)
Shareholders' equity (deficiency) under Canadian GAAP	$526,877	$(144,405)	$(267,008)
Comprehensive income on available for sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	322,300	0	0
Prior year accumulated differences	0	0	0
Shareholders' equity (deficiency) under US GAAP	$849,177	$(144,405)	$(267,008)

13.

COMMITMENTS

(a)

The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

(b)

The Company has a management services agreement with Kalpakian Bros of B.C. Ltd.  The remuneration for the services provided is $20,000 per month.  The agreement expires in October 2004 and is renewable.

LUCKY 1 ENTERPRISES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

 December 31, 2003

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Precision Assessment Technology	50,000	$ 8,200	$ 10,500	$ 8,200
Las Vegas From Home.com Entertainment Inc.	4,000,000	$ 520,000	$ 840,000	$ 520,000

As per the attached financial statements, the following investments were held at the end of December 31, 2003:

Investments

=   $528,200

LUCKY 1 ENTERPRISES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2003
J. Kalpakian	$ (8,801)	-	$ 8,801	-	$ -
B. Kalpakian	(6,247)	-	6,247	-	-
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc,	-	138,361	-	-	(138,361)
Las Vegas From Home.com Entertainment Inc.	26,821	(2,471)	26,821	-	(2,471)
Kalpakian Bros.of B.C.	-	70,930	-	-	(70,930)
W. Murton	(17,997)	-	17,997	-	-
2002
J. Kalpakian	$ -	$ (8,801)	$ -	$ -	$ (8,801)
B. Kalpakian	-	(6,247)	-	-	(6,247)
Las Vegas From Home	(156,470)	-	183,291	-	26,821
W. Murton	(17,997)	(60)	-	-	(17,997)
2001
J. Kalpakian	$ -	$ 28,200	$ (28,200)	$ -	$ -
Las Vegas From Home	(86,621)	(274,111)	204,262	-	(156,470)
W. Murton	(14,825)	(3,116)	-	-	(17,997)

LUCKY 1 ENTERPRISES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

                    Schedules III and IV

	Balance, Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2003
Property, plant & equipment
Machinery & equipment	$ 161,606	-	-	-	$ 161,606
Accumulated amortization
Machinery and equipment	$ (141,842)	$ (6,686)	-	-	$ (148,528)
Net book value
Machinery & equipment	$ 19,764	$ (6,686)	-	-	$ 13,078
2002
Property, plant & equipment
Machinery & equipment	$ 161,606	$ -	$ -	$ -	$ 161,606
Accumulated depreciation
Machinery and equipment	(135,155)	(6,687)	-	-	(141,842)
Net book value
Machinery & equipment	26,451	-	-	-	19,764
2001
Property, plant & equipment
Machinery & equipment	$ 175,149	$ -	$(13,544)	$ -	$ 161,606
Accumulated depreciation and depletion
Machinery and equipment	(138,904)	(9,190)	12,940	-	(135,155)
Net book value
Machinery & equipment	-	-	-	-	26,451

Exhibit 8.

Explanation of how earnings per share are calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the total weighted average number of common shares outstanding.  The weighted average is obtained by dividing the remaining months left in the year by (12 months) as of the month that the shares were issued. (to get a weighted average for the year).

Exhibit 10.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lucky 1 Enterprises Inc., (the "Company") on Form 20F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 31st day of May 2004

     “Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Lucky 1 Enterprises Inc.