Form 20-F
period 2004-12-31
Bronx Ventures Inc
filed 2005-06-30
CIK 825171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 016353

BRONX VENTURES INC.

(Formerly Lucky 1 Enterprises Inc.)

(Incorporated in the Province of British Columbia, Canada)

6th Floor, 1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5

Securities registered or to be registered pursuant to
Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares (no par value)	OTC Bulletin Board

Securities registered or to be registered pursuant to
Section 12 (g) of the Act.

As at December 31, 2004, the authorized capital of the registrant consisted of 200,000,000 (pre-consolidation) common shares without par value of which 11,924,888 (pre-consolidation) common shares without par value were issued and outstanding. As of May 31, 2005, the authorized capital of the Registrant consists of an unlimited number of common and preferred shares without par value of which 340,711 (post consolidation) common shares are issued and no preferred shares have been issued.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑       No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☑ Item 17      ☐ Item 18

Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

FORM 20-F ANNUAL REPORT

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the financial statements of BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) [Hereinafter referred to as the “Company” or the “Registrant” or “Bronx”] which have been prepared in accordance with accounting principles generally accepted in Canada. The information should be read in conjunction with the Registrant’s financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On January 17, 2005, the Company’s share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was subsequently increased to an unlimited number of common and preferred shares without par value. All common shares and per share amounts have been re-stated to give retroactive effect to the 35:1 share consolidation.

TABLE I

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
Operating Revenue	$292,372	100,951	—	—	—
Interest Income	$1,002	1,425	356	420	1,896
Net loss	$369,461	104,297	449,397	291,116	473,149
Basic net loss per common share	$1.08	0.37	2.16	14.61	28.15
Total Assets	$1,124,370	778,312	52,953	55,422	45,508
Capital Stock	$22,662,838	22,459,414	21,501,417	21,179,417	21,152,417
Number of common shares	340,711	282,916	208,202	19,916	16,804
Long term-obligations	$—	—	—	—	—
Cash dividends	$—	—	—	—	—

Had the financial statements of Bronx been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission (“SEC”), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
Net loss	$243,811	$292,125	$449,397	$291,116	$454,697
Basic loss per common share	0.72	1.03	2.16	14.61	27.05
Number of Common shares	340,711	282,916	208,202	19,916	16,804
Total Assets	$1,250,020	$1,100,612	$52,953	$55,422	$45,508

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 13 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2004	0.8095	0.8448
January 2005	0.8059	0.8331
February 2005	0.7962	0.8163
March 2005	0.8039	0.8320
April 2005	0.7945	0.8019
May 2005	0.7876	0.8082

(1)	The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of Canada.

	For Year Ended	For Year Ended	For Year Ended	For Year Ended	For Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
Average rate ($)(2)	0.7683	0.7135	0.6367	0.6458	0.6733
High ($)(3)	0.7255	0.6489	0.625	0.6443	0.6718
Low ($)(3)	0.8361	0.7619	0.6531	0.6471	0.6748

(2)	The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)	The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2004, the U.S. $1.00 was equal to Cdn $1.2020. At the closing on May 31, 2005, the U.S. $1.00 was equal to Cdn $1.2552.

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:

1). RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations: Bronx’s proposed mineral exploration program, is subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

- Exploration and Development: All of the resource properties in which the Company has a clear or undisputed interest or the right to acquire a clear or undisputed interest are in the exploration stages only and are without a known body of commercial ore. Development of the Company’s resource properties will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities or grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.

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

- Fluctuating Metal Prices: The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the prices of metals, and therefore the economic viability of the Company’s exploration projects, cannot be accurately predicted.

- Environmental Factors: Should the Company decide to conduct any mineral exploration works then all phases of the Company’s mineral exploration works shall be subject to environmental regulation in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

- Competition: The resource industry and the online gaming industry are intensely competitive in all of their respective phases, and the Company competes with many companies possessing much greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable properties for mineral exploration and other interests in online gaming software in the future. The on-line gaming software in which the Company has made an investment will compete against those of other new and developing companies as well as companies that are established in existing and other markets, some of which have greater financial, marketing, and other resources than those of the Company. The marketplace for the on-line gaming software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.

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

- Changes in Policies: Changes in policies of companies or financial institutions that handle credit card transactions for on-line gaming could have an adverse impact on the Company’s investment in the on-line gaming software.

- Management: The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

- Exchange Rate Fluctuation: The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of the Canadian dollar in relation to the US dollar. The Company does not currently take any steps to hedge against currency fluctuations.

- Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

- Revenues and Dividends: The Company currently generates some revenues and does not anticipate generating any significant revenues in the future and, as a consequence, if it requires additional funds for exploration and development of its mineral properties or for operating capital purposes, or for acquiring interests in other projects of merit, it will have to seek equity or debt financing which may or may not be available. Furthermore, the Company has not paid dividends in the past and does not expect to pay dividends in the future. In the event of generating any meaningful earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

- Requirement of New Capital: As a company without any meaningful revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its assets. In the past, the Company has had to raise, by way of debt and equity financings, considerable funds to meet its capital needs. There is no assurance that the Company will be able to continue to raise funds needed for its business. Failure to raise the necessary funds in a timely fashion will limit the Company’s growth. The Company is currently seeking the possibility of getting involved in projects of merit. In the event that the Company is successful in its efforts to get involved in projects of merit, then the Company will have to raise the required funds for such acquisitions. There is no assurance that the Company will succeed in raising the required funds for such acquisitions.

- U.S. Federal Income Tax Considerations: The Company is classified as a Passive Foreign Investment Company (“PFIC”) for U.S. Federal Income Tax purposes. Classification as a PFIC will create U.S. Tax consequences to a U.S. shareholder of the Company that are unique to the PFIC provisions and that are not encountered in other investments. Prospective investors are advised to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of the Company.

- Penny Stock: The Company’s securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company’s securities in the secondary market. Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company’s securities are quoted for trading on the OTC Bulletin Board. Penny Stocks, such as the Company’s securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the “offer” and the “bid” on the Penny Stock, and the “compensation” the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor’s Broker-dealer is required to obtain the investor’s signature to show that the investor has received the statement titled “Important Information on Penny Stocks” before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission (“SEC”) and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor’s brokerage firm must tell the investor at two different times — before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm’s compensation for the trade, 3) the compensation received by the brokerage firm’s salesperson for the trade. In addition, to these items listed above the investor’s brokerage firm must send the investor monthly account statements and a written statement of the investor’s financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

2). RISKS RELATED TO THE COMPANY’S INVESTMENTS

The Company entered into an Investment Agreement (Exhibit 9.2 – Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000. The Inter-Café Project is still in its conceptual stage and has not yet been developed. There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful. Consequently, as at December 31, 2004, the Company wrote off this investment in its entirety since recovery of the investment became doubtful.

From time to time the Company has acquired, for investment purposes, securities (the “Las Vegas Securities”) in the capital of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company. The Company may in the future, either increase or decrease its investment in the Las Vegas Securities. The Company is exposed to significant market risk with respect to the Las Vegas Securities and there are no assurances whatsoever that the Company will recover its investment in the Las Vegas Securities.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, (Exhibit 1.4 — Incorporated by reference) the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. As at December 31, 2004, the Company’s share of revenues from the three card games software was $292,372 (2003: $100,951) (2002: $Nil) and, for the three month period ended March 31, 2005, the Company’s share of revenues was $102,360 (2004: $37,608) (2003: $3,643). To date, the three card games Software has generated some revenues for the Company, however, there are no assurances whatsoever that the three card games Software shall continue to generate any revenues for the Company in the future. It is quite possible that the three card games Software may stop generating any revenues for the Company.

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 9.1 – Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1 1/2% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia. Pursuant to the Option Agreement, the Company is required to make staged cash payments to the Optionor totaling $150,000 and must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years. Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e., 0.75%) by making a cash payment of $500,000 to the Optionor. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is quite possible that the Company might lose all its investment in the Extra High Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Property.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is BRONX VENTURES INC.

The Company was incorporated by memorandum (Exhibit 1.1 — Incorporated by reference) under the Company Act of the Province of British Columbia, Canada on August 24, 1984 and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984. On May 31, 1988, the Company adopted as the French form of its name “Ressources Armeno Inc.”. On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and “Les Mines et Mineraux Ag Armeno Inc.” in the French form. On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and “Les Mines et Mineraux Ag Armeno Inc.”, in the French form, to Golden Nugget Exploration Inc. On May 2, 2002, the name of the Company was changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc. On January 17, 2005, the name of the Company was changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc. and the Company adopted new Articles (Exhibit 3.2* – Attached).

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

On April 4, 1985, the Company’s common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company’s shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company’s shares have been listed for trading on the OTC Bulletin Board. Effective November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the “CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

On July 30, 1986, the Company’s share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company’s share capital was consolidated on the basis of ten-old-for-one-new common share. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was increased to an unlimited number of common and preferred shares without par value.

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome mine in Ecuador.

Bronx is a junior mineral exploration company with interests in the Extra High Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made an investment in software for on-line gaming, an investment in securities of a publicly listed related company and an investment in the Inter-Café Project. Currently, the principal business of Bronx is in mineral exploration.

The Company’s ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company’s securities or through the exercise of incentive stock options or warrants or through debt financings or through revenues generated from its investment in the three card games Software.

The Company’s head office is located at: 6th Floor – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5. The telephone number is (604) 681-1519 and the telefax number is (604) 681-9428. The contact person is Bedo H. Kalpakian.

The Company used to have a wholly owned subsidiary, Blue Rock Mining, Inc. (“Blue Rock”) which has been dissolved.

The Company’s registered office and records office is located at: P.O. Box 10068, #1600 -609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

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

Item 4.B. Business Overview

Summary

Bronx is a junior mineral exploration company with interests in the Extra High Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made an investment in software for on-line gaming, an investment in securities of a publicly listed related company and an investment in the Inter-Café Project. Currently, the principal business of Bronx is in mineral exploration.

Presently, Bronx is seeking opportunities of merit to get involved in. It should be noted that there are no assurances that Bronx shall be successful in its attempts of seeking opportunities of merit to get involved in.

Item 4. C. Organizational Structure

Not Applicable.

Item 4.D. Property, Plants and Equipment

I. Extra High Property, Kamloops Mining Division, British Columbia, Canada

On March 26, 2004, Bronx entered into an Option Agreement (Exhibit 9.1 – Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1 1/2% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia, Canada. Pursuant to the Option Agreement, Bronx is required to make staged cash payments to the Optionor totaling $150,000 and, must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years. Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e., 0.75%) by making a cash payment of $500,000 to the Optionor.

As of March 31, 2005, the Company’s investment in the Extra High Property totals $66,520 which consists of $45,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High property in good standing and $16,932 of exploration expenditures incurred since acquisition.

Pursuant to the Option Agreement, any claims staked within 1 (one) kilometre from the outermost boundary of the optioned claims shall be deemed to be an area of common interest and shall thus be subject to the Option Agreement. During April and May, 2004, Paul Watt staked additional claims surrounding the optioned mineral claims, which are all now subject to the Property Option Agreement as mentioned above.

A two phased exploration work program commenced on the Company’s Extra High Property which is located on Samatosum Mountain, 60km North of Kamloops, British Columbia. The Extra High Property is immediately south of the formerly producing Samatosum Mine.

The first phase of the exploration work program commenced in May, 2005, and is expected to be completed by June, 2005, and shall entail the re-establishing of a grid over portions of the Extra High Property, soil sampling to verify anomalies, geological mapping and a trenching program. The budget for the first phase of the exploration work program is estimated to be Cdn $71,000.

The second phase shall commence in July, 2005, and is expected to be completed by August, 2005, and shall entail additional trenching, geological mapping and soil sampling. The budget for the second phase is estimated to be Cdn $67,000.

Upon completion of the second phase of the exploration work program, the Company shall evaluate the results obtained from the first and second phases, and dependant upon the results obtained, the Company may conduct a diamond drilling program on the Extra High Property during September/October 2005. The exploration work programs will be conducted by, and shall be under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is quite possible that Bronx might lose all its investment in the Extra High Property and might have to write-off, in its entirety, Bronx’s investment in the Extra High Property.

It should be noted that there are no assurances whatsoever that commercial quantities of minerals can be discovered on the Extra High Property, or, if discovered, that they can be developed or placed into commercial production. Furthermore, there are no known bodies of commercial ore on the Extra High Property.

Legal Description of Property.

In the spring of 2004, Bronx commissioned Erik Ostensoe, P. Geo., to prepare an independent report to include a review and a recommended program of work to explore the mineral potential on the Extra High Property. His technical report on the Extra High Property, pursuant to National Policy 43-101, was completed on April 22, 2004, and has been filed by the Company on www.Sedar.com. The Extra High Property Claims are located in the Kamloops Mining Division of the Province of British Columbia.

The British Columbia Government’s Mineral Titles Branch has recently introduced and is currently conducting a Mineral Titles Conversion Program whereby Mineral Property owners are being encouraged to convert their old tenure claims to new tenures. As a result, Bronx has converted all of its old Extra High mineral property tenures to the following new Extra High mineral property tenures and which are more particularly described as follows:-

TENURE	PROPERTY		CONVERSION	BC	EXPIRY
NUMBER	NAME	OWNER	DATE	MAP #	DATE

509949	Extra High	BRONX (100%)	2005/MAR/31	082M	2006/APR/02
509956	Extra High	BRONX (100%)	2005/MAR/31	082M	2006/APR/02
509961	Extra High	BRONX (100%)	2005/MAR/31	082M	2006/APR/02
509963	Extra High	BRONX (100%)	2005/MAR/31	082M	2006/APR/02
509969	Extra High	BRONX (100%)	2005/MAR/31	082M	2006/APR/02
510213	Extra High	BRONX (100%)	2005/APR/05	082M	2006/APR/02
510214	Extra High	BRONX (100%)	2005/APR/05	082M	2006/APR/02
510215	Extra High	BRONX (100%)	2005/APR/05	082M	2006/APR/02
510306	Extra High	BRONX (100%)	2005/APR/05	082M	2006/APR/02

DATE STAKED

509952*	Super High #1	BRONX (100%)	2005/MAR/31	082M	2006/MAR/31

*	The Company staked the Super High#1 mineral tenure on March 31, 2005.

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

All claims have achieved “Mining Lease Status” declaring them in good standing for 21 years commencing from May 1, 1989 with respect to the Newkirk-Vegan group, June 1, 1989 with respect to the Noranda-McVittie and the Jean Lake groups, and February 1, 1990 with respect to the Hanson Lake and the Foster-Lew groups.

At the end of the year 2000, the Company wrote-off these properties. The Company does not have any plans to conduct any types of works on these Lithium properties.

It should be noted that there is no assurance that commercial quantities of minerals can be discovered on the Company’s Lithium properties or, if discovered, that they can be developed or placed into commercial production. Furthermore, there are no known bodies of commercial ore on the Company’s properties.

III. On-line Gaming Software.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, (Exhibit 1.4 — Incorporated by reference) for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. As at December 31, 2004, the Company’s share of revenues from its investment in the three card games Software was $292,372 (2003: $100,951; 2002: $Nil). For the three month period ended March 31, 2005, the Company’s share of revenues from its investment in the three card games Software was $102,360 (2004: $37,608; 2003:$3,643).

IV. Investment in the Inter-Café Project.

The Company entered into an Investment Agreement (Exhibit 9.2 – Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000. The Inter-Café Project is still in its conceptual stage and has not yet been developed. There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful. Due to the doubtful recovery of this investment, during 2004, the Company has written-off, in its entirety, its investment in the Inter-Café Project.

V. Securities of a related company.

During 2004, Bronx has invested by purchasing a total of 4,000,000 common shares in the capital of Las Vegas From Home.com Entertainment Inc., (“Las Vegas”) a related company, for the total sum of $1,225,000 (the “Las Vegas Shares”). Bronx is exposed to significant market risk with respect to the Las Vegas Shares. There are no assurances whatsoever that the Company will recover its investment in the Las Vegas Shares. Of the 4,000,000 Las Vegas Shares acquired during 2004, the Company has sold 2,357,500 during the year ended December 31, 2004, for total proceeds to the Company of $303,230. As of December 31, 2004, the Company holds 1,642,500 Las Vegas Shares.

As of January 7, 2005, the Company has acquired for investment purposes, 1,250,000 units of Las Vegas, a related company, at a price of $0.20 per unit. Each unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas Shares and warrants had a hold period which expired on May 8, 2005. The warrants expire on January 7, 2007.

The Company may in the future either increase or decrease its investment in Las Vegas. The Company is exposed to significant market risk with respect to the Las Vegas Shares. There are no assurances whatsoever that the Company will recover its investment in the Las Vegas Shares.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

Selected annual information from the audited financial statements for the three years ended December, 31, 2004, 2003 and 2002 is shown in the following table:

	Year Ended	Year Ended	Year Ended
	December	December	December
	31, 2004	31, 2003	31, 2002
Revenue	$292,372	$100,951	$0
Interest Income	1,002	1,425	356
Loss before other items	287,530	265,885	449,753
Basic loss per common share before other items	0.84	0.94	2.16
Net loss	369,461	104,297	449,397
Basic net loss per common share	1.08	0.37	2.16
Total Assets	1,124,370	778,312	52,953
Long term financial obligations	4,440	4,440	4,440
Cash dividends	Nil	Nil	Nil

All common shares and per share amounts included in this Form 20-F (2004) and in the Company’s Audited Financial Statements for the years ended December 31, 2004 and 2003 have been restated to give retroactive effect to the 35:1 share consolidation described on page 3 of this document and in notes 3 (a) and 15 to the Audited Financial Statements for the years ended December 31, 2004 and 2003.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2004, the Company recorded Revenue of $292,372 (2003: $100,951) (2002: $Nil), due to an increase in income being generated from the Company’s investment in the three card games Software. Interest income of $1,002 (2003: $1,425) (2002: $356) reflected a reduction of cash balances in the bank. The loss before other items was $287,530 (2003: $265,885) (2002: $449,753) due to the fact that the total expenses increased to $579,902 as compared to $366,836 for the same period in 2003 and $449,753 for the same period in 2002.

Items which contributed to an increase in operating expenses during the year ended December 31, 2004, were finance, interest and foreign exchange, legal, accounting and audit fees, management fees, salaries and benefits, commission fees, consulting and geological fees, shareholder communication and telephone expenses.

Management fees in 2004 were $240,000 (2003: $180,000; 2002: $140,000). Salaries and benefits in 2004 were $153,354 (2003: $88,961; 2002: $7,323). Legal, accounting and audit fees in 2004 were $83,632 (2003: $46,280; 2002: $20,595).

During the year ended December 31, 2004, the Company recorded a net gain of $7,067 on the sale of marketable securities as compared to $104,295 during the same period in 2003 (2002: $Nil). The Company wrote down its investment in the amount of $90,000 in the Inter-Café Project (2003: $Nil; 2002: $Nil). Total assets of $1,124,370 (2003: $778,312) (2002: $52,953) was comprised of cash and term deposits, marketable securities, receivable from related parties, cash held on behalf of related party, investment in the Extra High Mineral Property, and furniture and equipment. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2004, the Company had a net loss of $369,461; ($1.15 per share), as compared to a net loss of $104,297; ($0.17 per share) in the same period of 2003, and as compared to a net loss of $449,397; ($4.25 per share) in the same period in 2002. The net loss increased as a result of increased operating expenses mainly due to stock option compensation expenses, an increase in management fees, commission fees and the write-down of the Company’s investment in the Inter-Café Project.

During the year ended December 31, 2004, the weighted average number of outstanding shares was 322,269 as compared to 241,321 for the same period in 2003, and as compared to 105,750 for the same period in 2002.

For the year ended December 31, 2004, the Company had a working capital of $465,278 as compared to a working capital of $488,799 in the same period of 2003, and as compared to a working capital deficit of $164,169 in the same period of 2002.

In the spring of 2004, Bronx commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004, titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”. The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property. This report has been filed on www.Sedar.com by the Company. As at December 31, 2004, the Company has incurred exploration related expenditures of $16,932 in respect to the Extra High Property.

The Company has not incurred any exploration related expenditures on its Lithium properties during

2004, 2003 and 2002.

During 2004, and pursuant to the Agreement with Interfranchise Inc., the Company invested an additional $65,000 and completed its acquisition of a 10% interest in the Inter-Café Project for a total investment by the Company amounting to $90,000. As at December 31, 2004, the Company wrote-off this investment, in its entirety, since recovery on the investment became doubtful.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003, and March 10, 2004, for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively. Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act. (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7.00 per non-flow-through warrant share for a further six months. All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003. The renounced expenses were subsequently reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused expenses may be renounced by the Company in the event that the Company incurs mineral exploration expenditures by December 31, 2005.

During 2004, the Company entered into a Debt Settlement Agreement (Exhibit 9.5 – Incorporated by reference) for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

During 2004, Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7.00 per common share, if exercised during the second year. The warrants expire on July 20, 2006 .

The Board of Directors of the Company resolved to adopt on April 12, 2004, subject to shareholder approval, the 2004 Stock Option Plan (Exhibit 9.3 — Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans.

At the 2004 Annual General Meeting of the shareholders of the Company which was held on April 30, 2004, the shareholders approved the Audited Financial Statements for the year ended December 31, 2003, and the Auditor’s report thereon; the re-election of the Company’s Board of Directors; the re-appointment of the Company’s Auditor, Smythe Ratcliffe, for the ensuing year and, the adoption of the Company’s 2004 Stock Option Plan whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the

Company calculated from time to time on a rolling basis. The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting (Exhibit 1.8 – Incorporated by reference) which has been filed on www.Sedar.com.

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

At the Company’s 2005 Special General Meeting held on January 10, 2005, the shareholders approved the deletion of the Pre-Existing Company Provisions in the notice of Articles of the Company and approved the alteration of the Company’s Notice of Articles. The shareholders approved the increase of the Company’s authorized capital to an unlimited number of Common and Preferred Shares, both without par value, approved the adoption of new articles in substitution for the old articles of the Company (Exhibit 3.2* — Attached). In addition, the shareholders approved the consolidation of the issued and outstanding common shares of the Company on the basis of 35 common shares before consolidation to 1 common share after consolidation and approved changing the name of the Company to Bronx Ventures Inc. All material terms are provided in greater detail in the Company’s Notice of Special General Meeting and Information circular dated November 29, 2004 (Exhibit 1.8.A – Incorporated by reference).

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States and required by the SEC, are included in Note 13 of the financial statements included in Item 17 of the Annual Report.

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

The Company finances its exploration programs through the issuance of flow-through common shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

Summary of Quarterly Results

The following are the unaudited results for the twelve most recent quarterly periods, starting with the three month quarterly period ended March 31, 2005:

	March 31,	December 31,	September 30,	June 30,	March 31,
For the Quarterly Periods ending on:	2005	2004	2004	2004	2004
Total Revenues	$102,948	212,446	21,636	20,520	37,770
Income (loss) before other items	(37,382)	(22,465)	(67,414)	(59,895)	(137,756)
Earnings (loss) per common share before other items	(0.11)	(0.07)	(0.20)	(0.19)	(0.44)
Fully diluted earnings (loss) per common share before other items	(0.08)	(0.05)	(0.15)	(0.12)	(0.25)
Net income (loss) for the period	181,707	(101,443)	(430,152)	(262,895)	425,029
Basic net earnings (loss) per share	0.53	(0.30)	(1.26)	(0.84)	1.36
Diluted net earnings (loss) per share	0.40	(0.23)	(0.95)	(0.54)	0.76

	December 31,	September 30,	June 30,	March 31,	December 31,
For the Quarterly Periods ending on:	2003	2003	2003	2003	2002
Total Revenues	$38,346	53,297	5,038	4,270	314
Income (loss) before other items	(77,508)	(19,711)	(70,318)	(34,226)	(252,210)
Earnings (loss) per common share before other items	(0.27)	(0.08)	(0.29)	(0.14)	(1.21)
Fully diluted earnings (loss) per common share before other items	(0.15)	(0.04)	(0.16)	(0.08)	(0.64)
Net income (loss) for the period	(20,211)	234,584	(220,322)	(34,226)	(252,209)
Basic net earnings (loss) per share	(0.07)	0.93	(0.92)	(0.14)	(1.21)
Diluted net earnings (loss) per share	(0.04)	0.51	(0.51)	(0.08)	(0.64)

	September 30,	June 30,
For the Quarterly Periods ending on:	2002	2002
Total Revenues	$28	8
Income (loss) before other items	(51,943)	(70,115)
Earnings (loss) per common share before other items	(0.25)	(0.72)
Fully diluted earnings (loss) per common share before other items	(0.13)	(0.40)
Net income (loss) for the period	(51,944)	(70,115)
Basic net earnings (loss) per share	(0.25)	(0.72)
Diluted net earnings (loss) per share	(0.13)	(0.40)

For the quarterly period ended March 31, 2003, the Company started receiving revenue from its investment in the three card games Software. The Company’s total revenues for the periods ended June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, and March 31, 2005, were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended September 30, 2003, the Company realized a net income of $234,584 as compared to a net loss of $220,322 for the immediately preceding quarter due mainly to the Company realizing a gain on its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended September 30, 2003, was $0.93 per share as compared to a basic net loss of $0.92 per share for the immediately preceding quarterly period, and the diluted net gain per share was $0.51 as compared to a diluted net loss of $0.51 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2003, the Company realized a net loss of $20,211 as compared to a net gain of $234,584 for the immediately preceding quarter. As a result, the basic net loss per share for the quarterly period ended December 31, 2003, was $0.07 per share as compared to a basic net gain of $0.93 per share for the immediately preceding quarterly period, and the diluted net loss per share was $0.04 as compared to a diluted net gain of $0.51 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2004, the Company realized a net gain of $425,029 as compared to a net loss of $20,211 for the immediately preceding quarter due mainly to the Company realizing a gain on the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended March 31, 2004, was $1.36 per share as compared to a basic net loss of $0.07 per share for the immediately preceding quarterly period, and the diluted net gain per share was $0.76 as compared to a diluted net loss of $0.04 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $262,895 mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended June 30, 2004, was $0.84 per share as compared to a gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004, was $0.54 per share as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $430,152 due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $262,895 for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended September 30, 2004, was $1.26 per share as compared to a basic net loss of $0.84 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004, was $0.95 per share as compared to a diluted net loss of $0.54 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net loss of $101,443 due to the loss on the sale of its investment in marketable securities and the write-down of marketable securities as compared to a net loss of $430,152 for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended December 31, 2004, was $0.30 as compared to a basic net loss of $1.26 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2004, was $0.23 as compared to a diluted net loss of $0.95 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net loss of $101,443 for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended March 31, 2005, was $0.53 as compared to a basic net loss of $0.30 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended March 31, 2005, was $0.40 as compared to a diluted net loss of $0.23 per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

The Company has limited earnings which are not sufficient to cover the Company’s total expenditures. During 2005, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1 1/2% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years. To date, the Company’s investment in the Extra High Property totals $66,520 which consists of $45,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High property in good standing and $16,932 of exploration expenditures incurred since acquisition. During 2005, the Company shall, on a best efforts basis, attempt to secure mineral exploration funds in order to conduct exploration work programs on the Extra High Property. Due to reasons beyond Bronx’s control including, but not limited to, fluctuating metal prices and adverse financial market conditions, it is quite possible that Bronx may not be able to raise the required funding for its proposed exploration work programs and may possibly have to abandon and write-off its entire investment in the Extra High Property.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.

During the year ended December 31, 2004, a total of 27,748 stock options at an exercise price of US $5.25 per common share were granted to directors, officers, employees and consultants. No stock options were exercised or cancelled, however, 20,147 stock options, exercisable at prices ranging from US $5.25 to Cdn $78.75 per common share expired. As of May 31, 2005, all of the outstanding stock options totalling 27,970 have expired.

During the year ended December 31, 2004, no share purchase warrants were exercised, 184,000 share purchase warrants expired which were exercisable at $7.00 per common share and a total of 57,142 share purchase warrants were issued, exercisable at $5.25 per common share in the first year and at $7.00 per common share in the second year.

As at December 31, 2004, the Company had $18,530 in cash and term deposits as compared to $73,673 for the period ended December 31, 2003 and to $6,364 for the period ended December 31, 2002. Working capital as at December 31, 2004, was $465,278 as compared to a working capital of $488,799 for the period ended December 31, 2003, and to a working capital deficit of $164,169 for the period ended December 31, 2002. Marketable securities as at December 31, 2004, were $222,611 as compared to $528,200 for the period ended December 31, 2003, and to $4 for the period ended December 31, 2002. Accounts receivable as at December 31, 2004, was $257,729 as compared to $Nil for the period ended December 31, 2003, and to $26,821 for the period ended December 31, 2002.

As at March 31, 2005, the Company had $256,050 in cash and term deposits as compared to $18,530 for the period ended December 31, 2004. Working capital as at March 31, 2005, was $613,193 as compared to a working capital of $465,278 for the period ended December 31, 2004. The cost of marketable securities as at March 31, 2005, was $289,879 as compared to $222,611 for the period ended December 31, 2004. As at March 31, 2005, the market value of the marketable securities was $809,130 as compared to $382,893 for the period ended December 31, 2004. Accounts receivable as at March 31, 2005, was $5,495 as compared to $Nil for the period ended December 31, 2004, and receivables from related parties as at March 31, 2005, was $83,024 as compared to $257,729 for the period ended December 31, 2004.

From time to time the Company has acquired, for investment purposes, securities (the “Las Vegas Securities”) in the capital of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company. The Company may in the future, either increase or decrease its investment in the Las Vegas Securities.

During the year ended December 31, 2004, the Company sold 4,000,000 shares of Las Vegas From Home.com Entertainment Inc. (the “Las Vegas Securities”) which the Company had acquired during 2003 at an average price of $0.31 per share to net the Company $1,240,000. Subsequently, the Company acquired by means of Private Placement Financing Agreements a total number of 4,000,000 Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000. During the year ended December 31, 2004, the Company sold 2,357,500 Las Vegas Securities which the Company had acquired during 2004 for total proceeds to the Company of $303,230. Marketable securities are valued at the lower of cost and market at the balance sheet date. The cost of all marketable securities which the Company holds is $222,611 (2003: $528,200; 2002: $4). As at December 31, 2004, the market value of these securities is $382,893 (2003: $850,500; 2002:$Nil). As at December 31, 2004, the Company holds 1,642,500 Las Vegas Securities (2003: 4,000,000; 2002: Nil).

During the three month period ended March 31, 2005, the Company realized a gain of $219,089 on the sale of some of the Las Vegas Securities.

During the three month period ended March 31, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, at a price of $0.20 per unit. Each Las Vegas unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per share for a period of 24 months. The 1,250,000 Las Vegas units issued to the Company had a hold period which expired on May 8, 2005. The warrants expire on January 7, 2007.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003, and March 10, 2004, for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively. Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months and thereafter at a price of $7.00 per flow-through warrant share for a further six months. All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003. The renounced expenses were subsequently reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused expenses may be renounced by the Company in the event that the Company incurs mineral exploration expenditures by December 31, 2005.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” (Exhibit 9.5 – Incorporated by reference) with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company. A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. The warrants expire on July 20, 2006.

Pursuant to a Licensing Agreement dated November 4, 2002, with Las Vegas, a related company, the Company’s share of revenues from its investment in the three card games Software for the year ended December 31, 2004 was $292,372 (2003: $100,951; 2002: $Nil). For the three month period ended March 31, 2005, the Company’s share of revenues from its investment in the three card games Software was $102,360 (2004: $37,608; 2003: $3,643).

The Company’s financial statements have been prepared in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in Note 13 to the Financial Statements in Item 17 of this Annual Report on Form 20-F. These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Item 5.C. Research and development, patents and licences

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

The Marketplace for the on-line three card games Software, which the Company has an interest in, is constantly undergoing changes. The operation of the Company’s on-line three card games Software, in which the Company has an interest, will rely on the Internet as a means of promoting and selling the three card games. The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences. Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

In respect to the Company’s Lithium and Extra High Mineral Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties.

Item 5.E. Off balance sheet arrangements.

The Company has no off balance sheet arrangements whatsoever and the Company’s financial information including its balance sheet and statement of operations and deficit have been fairly represented in accordance with generally accepted accounting principles.

Item 5.F. Tabular disclosure of contractual obligations

The Company has no Long Term Debt Obligations, Capital Lease Obligations, Purchase Lease Obligations, or Other Long Term Liabilities reflected on the Company’s Balance Sheet.

Payments due by period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	years	years	5 years
[Long Term Debt Obligations]	n/a	n/a	n/a	n/a	n/a
[Capital (Finance) Lease Obligations]	n/a	n/a	n/a	n/a	n/a
[Purchase Lease Obligations]	n/a	n/a	n/a	n/a	n/a
[Operating Lease Obligations]	$4,440	$4,440	n/a	n/a	n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
Total	n/a	n/a	n/a	n/a	n/a

In respect to information covered by Items 5.E. and 5.F., all financial information and statements have been fairly represented in accordance with generally accepted accounting principles.

Item 5.G. Safe Harbour

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2005, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality	Position with	Date of
of residence	the Registrant	Birth	Principal occupation	Term of Office
Bedo H. Kalpakian* Richmond, B.C. Canada	President and Director	May 14, 1946	President of Registrant; Chairman of Las Vegas From Home.com Entertainment Inc.	Director:- 1984 to Present; President:- 1991 to Present
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant; President of Las Vegas From Home.com Entertainment Inc.	1991 to Present
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Advertising copywriter with Schadler Kramer Advertising, Las Vegas, Nevada and DRGM Advertising and Public Relations.	1992 to Present
J. Wayne Murton* Kelowna, B.C. Canada	Director	November 2, 1937	President of J.W. Murton & Associates, a private geological engineering and mining services company.	1999 to Present
Penilla Klomp Richmond, B.C. Canada	Corporate Secretary	August 23, 1962	Corporate Secretary of the Registrant and of Las Vegas From Home.com Entertainment Inc.	May 1, 2003 to Present

*	Members of the audit committee.

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

Item 6.B. Compensation

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2004, amounted to $248,266 (2003:$227,742). Certain directors of the Company are compensated for automobile expenditures and furthermore, certain directors, officers and employees of the Company are covered under a group medical and dental insurance plan. Presently there exists no plan regarding directors’ and officers’ pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits. A director of the Company was issued (during 2003 and 2004) an aggregate of 3,223 common shares in the capital of the Company in settlement of debts totalling $ 21,421 representing geological services rendered to the Company (Exhibits 9.4 & 9.5 – Incorporated by reference).

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 by a resolution of the Directors of Bronx, (the “New Management Services Agreement”) (Exhibit 1.6 — Incorporated by reference). Pursuant to the New Management Services Agreement, the Company pays Kalpakian Bros. of B.C. Ltd., a management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd. For the year ended December 31, 2004, the Company has paid $240,000 (2003: $180,000) (2002: $140,000) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

Pursuant to indemnity agreements dated April 1, 1993, April 15, 1999, April 1, 2002 and May 1, 2003, between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, J.W. Murton and Penilla Klomp (collectively “the directors and officers”), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company. The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements. To date, the Company has not made any payments under the indemnity agreements.

For the Fiscal year ended December 31, 2004, and up to and including the date of this report (May 31, 2005) no incentive stock options were exercised by any of the Company’s directors or officers. As of May 31, 2005, there are no outstanding incentive stock options.

The Company has no long term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders or until the date of their resignation or the appointment of their successors, whichever occurs first. All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms. Bedo H. Kalpakian has served as a director since 1984; Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992 and J. Wayne Murton has served as a director since 1999.

6.C.2. Details of Directors’ Service Contracts.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 by a resolution of the Directors of Bronx (the “New Management Services

Agreement”) (Exhibit 1.6 Incorporated by reference). Pursuant to the New Management Services Agreement, the Company pays Kalpakian Bros. of B.C. Ltd., a management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the twelve month period ended December 31, 2004, the Company has paid to Kalpakian Bros. of B.C. Ltd. $240,000 (2003:$180,000; 2002:$140,000) pursuant to the New Management Services Agreement. For the three month period ended March 31, 2005, the Company has paid $60,000 (2004: $60,000; 2003: $17,200) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

The New Management Services Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on three months written notice.

6.C.3. Details relating to the Company’s audit committee and remuneration committee.

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. Presently, the Company’s audit committee consists of the following directors; Bedo H. Kalpakian, Gregory T. McFarlane and J. Wayne Murton. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see item 16.B).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s upcoming Annual Shareholder’s meeting which is scheduled to take place on June 23, 2005. The Information Circular (Exhibit 1.9 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee largely due to its size.

Item 6.D. Employees

The Company employs 4 people in Administration and 2 in Management.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced a work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares without par value beneficially owned (directly or indirectly) by officers and directors of the Company as of May 31, 2005, are as follows:

Name of Director/Officer and	Number of		Percentage of the total Issued Share
Municipality	Issued Shares		Capital*
Bedo H. Kalpakian	61,751	direct
Richmond, BC, Canada	14,690	indirect (1)	22.4%
Jacob H. Kalpakian	57,067	direct
Vancouver, BC, Canada	14,690	indirect (1)	21.1%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil		0%
J. Wayne Murton Kelowna, BC, Canada	Nil		0%
Penilla Klomp Richmond, BC, Canada	Nil		0%

Notes:

*	Based on 340,711 issued and outstanding common shares as of May 31, 2005.

(1)	Of these common shares, 29,380 are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders with equal ownership. (i.e. 14,690 shares each)

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 9.3 — Incorporated by reference) whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the Notice of Annual General Meeting (Exhibit 1.8 Incorporated by reference).

As of May 31, 2005, there are no incentive stock options granted or outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is neither directly nor indirectly owned nor controlled by any other corporation or any foreign government.

As at May 31, 2005, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder	Number of		Percentage of the
And Municipality	Issued Capital		Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	159,629	(1)	46.8%
CDS & Co., Toronto, Ontario**	259,510		76.2%
Cede & Co **.	18,098		5.31%

(1)	Of these common shares, 61,751 are held by Bedo H. Kalpakian directly, 57,069 are held by Jacob H. Kalpakian directly, an aggregate of 29,380 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 11,429 common shares are held by family members of Jacob H. Kalpakian.

*	Based on 340,711 issued and outstanding common shares as of May 31, 2005.

**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As at May 31, 2004, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company: All shares in the following table have been re-stated to give retroactive effect to the Company’s 35:1 share consolidation on January 17, 2005.

Name of Shareholder	Number of		Percentage of the
And Municipality	Issued Capital		Total Issued Share Capital*
Bedo H. Kalpakian, Vancouver, British Columbia and	118,820	direct (1)
Jacob H. Kalpakian, Vancouver, British Columbia	1,094	indirect (2)	38.4%
CDS & Co., Toronto, Ontario**	203,574		65.2%
Interfranchise Inc., Rosemere, Quebec ***	32,143		10.3%

(1)	Of these common shares, 61,751 are held by Bedo H. Kalpakian directly, 57,069 are held by Jacob H. Kalpakian directly.

(2)	Of these common shares 1,094 shares are held by Kalpakian Bros. of B.C. Ltd., indirectly, a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

*	Based on 10,924,887 pre-consolidated (312,139 post-consolidated) issued and outstanding common shares as of May 31, 2004.

**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

***	Claude Lavigne has a beneficial ownership of 10% or more of Interfranchise Inc.

As at May 31, 2003, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company: All shares in the following table have been re-stated to give retroactive effect to the Company’s 35:1 share consolidation on January 17, 2005.

Name of Shareholder	Number of		Percentage of the
And Municipality	Issued Capital		Total Issued Share Capital*
Bedo H. Kalpakian, and	65,107	direct (1)
Jacob H. Kalpakian, Vancouver, British Columbia	5,509	indirect (2)	29.38%
Interfranchise Inc., Rosemere, Quebec	43,571		18.13%
Penson Canada, Montreal, Quebec	42,875		17.84%
Beaumont Capital, Wanchai, Hong Kong	28,571		11.89%
CDS & Co., Toronto, Ontario	14,406		6.0%
Minhas Sayani, Dubai, UAE	14,286		5.9%

(1)	Of these common shares, 34,466 are held by Bedo H. Kalpakian directly, 30,641 are held by Jacob H. Kalpakian directly.

(2)	Of these common shares, 5,509 shares are held by Kalpakian Bros. of B.C. Ltd., indirectly, a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

*	Based on 8,412,075 pre-consolidated (240,345 post-consolidated) issued and outstanding common shares as of May 31, 2003.

**	Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

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

7.A.2. As of December 31, 2004, the Company had 11,924,888 pre-consolidated (340,711 post consolidated) issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of recorded holders thereof were 138,982 pre-consolidated (3,954 post consolidated) outstanding common shares and 151 recorded shareholders respectively.

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

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management and directors. The Company charged Las Vegas for its proportionate share of payroll expenses and other expenses (“Las Vegas obligations”). During the twelve month period ended December 31, 2004, Las Vegas has paid to the Company the sum of $199,589 (2003: $185,425) (2002: $174,170) for the Las Vegas obligations which are as follows: payroll expenses of $185,450 (2003: $155,796) (2002: $142,351) and other expenses of $14,139 (2003: $29,629) (2002: $31,819). Subsequent to August 2001, rent for the office premises was paid by Las Vegas and the Company was charged for its proportionate share which was $6,032 for the twelve month period ended December 31, 2004 (2003: $7,090) (2002: $5,153).

As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to Office expenses, Loans, Benefits and Rent. Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas. The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. During the year ended December 31, 2004 the Company’s share of revenues from its investment in the three card games Software was $292,372 (2003: $100,951) (2002: $ Nil), and $102,360 for the three month period ended March 31, 2005, (2004: $37,608; 2003: $3,643).

On August 14, 2003, the Management Services Agreement dated November 1, 2001, between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, was amended by a resolution of the Directors of Bronx, (the “New Management Services Agreement”). Pursuant to the New Management Services Agreement, the Company pays Kalpakian Bros. of B.C. Ltd., a Management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd. For the year ended December 31, 2004, the Company has paid $240,000 (2003: $180,000) (2002: $140,000) to Kalpakian Bros. of B.C. Ltd., and for the three month period ended March 31, 2005, the Company has paid $60,000 (2004: $60,000) (2003: $17,200) to Kalpakian Bros. of B.C. Ltd. in respect to Management fees.

On January 20, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, a related company, whereby the Company acquired, for investment purposes, 1,250,000 common shares in the capital of Las Vegas at the price of $0.32 per common share, for a total amount of $400,000. The 1,250,000 Las Vegas common shares have been issued to the Company.

On February 12, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, a related company, whereby the Company acquired, for investment purposes, 2,750,000 common shares in the capital of Las Vegas at the price of $0.30 per common share, for a total amount of $825,000. The 2,750,000 Las Vegas common shares have been issued to the Company.

The Company has sold a total of 2,357,500 Las Vegas common shares during the year ended December

31, 2004, for total proceeds to the Company of $303,230 and as of the year ended December 31, 2004, the Company holds a total of 1,642,500 Las Vegas common shares. During the three month period ended March 31, 2005, the Company realized a gain of $219,089 on the sale of some of the Las Vegas Securities.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, at a price of $0.20 per unit. Each Las Vegas unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per share for a period of 24 months. The 1,250,000 Las Vegas units issued to the Company had a hold period which expired on May 8, 2005. The warrants expire on January 7, 2007. In the future, the Company may either increase or decrease its investment in Las Vegas.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003, and March 10, 2004, for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively. Each unit consists of one common share (the “flow-through shares”) of the Company and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share at a price of $5.25 per share for a period of twelve months and thereafter at a price of $7.00 per share for a further period of twelve months. All common shares and warrants of the Company pursuant to these Private Placement Financings have been issued.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”), a company owned by a director of the Company. A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. All common shares issued pursuant to this financing had a hold period which expired on November 21, 2004. The warrants expire on July 20, 2006.

During 2004 and 2003, none of the directors advanced any funds to the Company, however, during 2004, the Company advanced the sum of $45,000 to a director which bears interest at the rate of Bank of Montreal Prime plus 1% and which is payable on demand. As of December 31, 2004, the total amount receivable, including interest, is $45,406. During 2002, two directors advanced the sum of $15,048 to the Company at an interest rate of the Bank of Montreal, prime plus 1% per annum which has been repaid by the Company during 2003.

The Company is related to the following companies by common management and/or directors and/or officers:

-	Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Bulletin Board and, on the Berlin Stock Exchange;

-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-	Blue Rock Mining, Inc., a private Nevada corporation which was a wholly-owned subsidiary of the Registrant and which was dissolved during 2003;

-	Texas Pacific Minerals Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-	Pacific Missouri Holdings Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-	Colt Capital Corp, a reporting Alberta Corporation which is extra provincially registered in the Province of British Columbia;

-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a director of the Company.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2004, are included in Item 17 of this report.

Item 8.A.7. Legal Proceedings

The Company is presently not a party to any legal proceeding of any kind.

The Company’s corporate legal counsels are:-

•	Anfield Sujir Kennedy & Durno, Barristers and Solicitors, (Attn: Michael Kennedy), located at #1600 — 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

•	Venture Law Corporation, (Attn: Alixe Cormick), located at #618 – 688 West Hastings Street, Vancouver, British Columbia, Canada V6B 1P1. The telefax number is (604) 659-9188

Item 8.A.8. Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8. B. Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2004, other than the following:-

1.	the Company has initiated a 2005 exploration works program which is currently underway on the Company’s Extra High Property;

2.	On January 10, 2005, the Company held a Special General Meeting of its shareholders whereby the shareholders approved the following:- the alteration of the Company’s Notice of Articles, the increase of the Company’s authorized capital to an unlimited number of common and preferred shares both without par value, the adoption of new articles in substitution for the old articles of the Company, the consolidation of the issued and outstanding common shares of the Company on the basis of 35 common shares before consolidation to 1 common share after consolidation, and the name change of the Company to Bronx Ventures Inc.;

3.	On January 17, 2005, the Company’s name was changed to Bronx Ventures Inc. and its share capital was consolidated on the basis of 35 old for 1 new common share and its authorized share capital was increased to an unlimited number of common and preferred shares, both without par value.

4.	Effective at the opening of business on January 24, 2005, the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board in the United States under the trading symbol “BRXVF”.

ITEM 9. THE OFFER & LISTING

Item 9.A. (4) Listing Details

On April 4, 1985, the Company’s common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company’s shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company’s shares have been listed for trading on the OTC Bulletin Board. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001. The trading symbol of the Company’s common shares when they were listed on the CDNX was “GGG”. During the period commencing from January, 2001, up to July 31, 2001, a total of 373,095 common shares of the Company traded on the CDNX at prices ranging from a high of $0.40 to a low of $0.22.

On July 30, 1986, the Company’s share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company’s share capital was consolidated on the basis of ten-old-for-one-new common share. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s name was changed to Lucky 1 Enterprises Inc. and its share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s name was changed to Bronx Ventures Inc. and its share capital was consolidated on the basis of thirty-five-old-for-one-new-common share, and its authorized share capital was subsequently increased to an unlimited number of common and preferred shares without par value. Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed, and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol “BRXVF”.

The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated.

OTC BULLETIN BOARD
Trading Range

	U.S.$ High	U.S.$ Low	Volume
Five Most Recent Financial Years
2000	0.87	0.15	273,700
2001	0.32	0.07	412,400
2002	0.61	0.02	673,500
2003	2.00	0.199	1,257,800
2004	0.59	0.05	1,282,700
Two Most Recent Financial Years
Year 2003
Jan 1 – Mar 31	2.00	0.35	378,100

	U.S.$ High	U.S.$ Low	Volume
Apr 1 – Jun 30	0.61	0.32	504,400
Jul 1 – Sep 30	0.48	0.20	333,200
Oct 1 – Dec 31	0.38	0.20	42,100
Year 2004
Jan 1 – Mar 31	0.35	0.15	243,400
Apr 1 – Jun 30	0.59	0.15	375,200
Jul 1 – Sep 30	0.12	0.05	273,100
Oct 1 – Dec 31	0.25	0.05	391,000
Year 2005
Jan 1 – Mar 31	8.00	0.20	254,600
Six Most Recent Months
December 2004	3.50	1.75	301,400
January 2005	2.10	1.05	222,100
February 2005	8.00	0.20	5,000
March 2005	7.25	0.50	27,500
April 2005	6.75	3.00	37,400
May 2005	3.50	3.00	600

Item 9.C. Markets

On April 4, 1985, the Company’s common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company’s shares were de-listed from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company’s shares have been listed for trading on the OTC Bulletin Board. The current trading symbol of the Company’s common shares on the OTC Bulletin Board is “BRXVF”. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001.

In order to have a Canadian Listing, the Company has applied to have its securities listed for trading on the Canadian Trading and Quotation System Inc. (“CNQ”) which is Canada’s newest Stock Exchange. The Company must meet certain requirements in order to have its securities listed for trading on the CNQ. There can be no assurances whatsoever that the Company’s application shall be accepted by the CNQ.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective January 17, 2005, the Company’s name was changed to Bronx Ventures Inc., its share capital was consolidated on a 35:1 basis, and the Company’s authorized capital was increased to an unlimited number of common and preferred shares, both without par value.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 340,711 common shares are issued and outstanding as of May 31, 2005, and no preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 31, 2005	340,711	N/A	N/A
Stock Options	0
Warrants	81,428	Cdn $5.25-$7.00	Dec 30/05 to July 20/06
Fully Diluted as at May 31, 2005	422,139	N/A	N/A

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

At March 31, 2005, and up until May 31, 2005, the following warrants are outstanding. The warrants entitle the holders to purchase the stated number of common shares at the exercise price. Each warrant is entitled to one common share. The expiry dates are as follows:

	Exercise	Number of
Expiry Date	Price	Warrants*

March 10, 2005 or	$5.25
March 10, 2006	$7.00	28,571

July 20, 2005 or	$5.25
July 20, 2006	$7.00	28,571

December 31, 2004 or	$5.25
December 30, 2005	$7.00	24,286

Balance, end of Period		81,428

*	One warrant is required to purchase 1 (one) common share.

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

The following summarizes the stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2005.

	Number of	Exercise price
Stock Options	options **	per option $

Balance beginning of period	27,970	Cdn $ 78.75 to US $ 5.25
Options expired	(222)	Cdn $	78.75
Options granted	—		—
Options exercised	—		—
Options cancelled	—		—

Balance end of period	27,748	US $	5.25

**	One option is required to purchase 1 (one) common share.

As at March 31, 2005, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

	Number of	Exercise price per
Expiry dates	options **	option $

April 21, 2005	27,748	US $5.25

Total options outstanding	27,748	US $5.25

**	One option is required to purchase 1 (one) common share.

On April 21, 2005, all of the 27,748 outstanding stock options expired, and consequently, as of May 31, 2005, there are no outstanding stock options.

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value, of which there are no preferred shares issued.

	Number of
	Common
	Shares	Amount

Balance, December 31, 2001	19,916	21,152,417
Private Placement	184,000	322,000
Shares issued for settlement of debt	4,286	27,000

Balance, December 31, 2002	208,202	$21,501,417

Private placement	72,143	735,000
Subscriptions received	0	250,000
Finder’s fee	0	(45,000)
Shares issued for settlement of debt	2,571	17,997

Balance, December 31, 2003	282,916	22,459,414
Private placement	57,143	200,000
Shares issued for settlement of debt	652	3,424

Balance, December 31, 2004	340,711	$22,662,838

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation.

Item 10.B. Articles of Association

The Company’s shareholders considered and approved a special resolution to adopt new Articles for the Company at the Company’s Special Meeting held January 10, 2005, (Exhibit 3.2* – Attached).

Item 10. C. Material Contracts

The Company entered into a Licensing Agreement on November 4, 2002 with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, (Exhibit 1.4 — Incorporated by reference) for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games Software”).

The Company entered into an Investment Agreement (Exhibit 9.2 — Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.

On March 26, 2004, Bronx entered into an Option Agreement (Exhibit 9.1 — Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1 1/2% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.

The New Management Services Agreement dated November 1, 2001, (Exhibit 1.6 – Incorporated by reference) entered into between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a private company related by common directors, pays Kalpakian Bros. of B.C. Ltd. a management fee of $20,000 plus G.S.T. per month. The New Management Services Agreement is automatically renewable on a year by year basis and may be terminated by either party on three months written notice.

Item 10. D. Exchange Controls

(a)	No governmental laws, decrees or regulations in the Province of British Columbia, Canada, restrict export or import of capital, including, but not limited to, foreign exchange controls, or affect the remittance of dividends, interest or other payments to non-resident holders of the Registrant’s securities.

(b)	There are no limitations on the right of non-resident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of the Registrant.

Item 10.E. Taxation

General

The following comments summarize the material Canadian and U.S. Federal Income Tax consequences for a shareholder of the Registrant who is a non-resident of Canada and who is a resident of the United States subject to taxation under the laws of the United States.

The following is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and regulations thereunder, the U.S. Internal Revenue Code of 1986 (the “Code”) and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the “Convention”), the current administrative policies and practices published by Revenue Canada or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

The following is intended to be a general description of the Canadian and U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law. Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of BRONX VENTURES INC.

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

Common stock of a resident public corporation will constitute taxable Canadian property of a shareholder at a particular time if at any time in the preceding five (5) years, 25% or more of the issued shares of any class of the capital stock of the Registrant belonged to the non-resident shareholder, persons with whom the non-resident did not deal at arm’s length, or to the non-resident shareholder and persons with whom the non-resident shareholder did not deal at arm’s length.

Under the Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains from dispositions of taxable Canadian property and may deduct allowable capital losses from dispositions of taxable Canadian property. If the shares are considered taxable Canadian property, the vendor may be required to withhold tax pursuant to section 116 of the Tax Act.

Upon disposal of capital property the amount, if any, by which a taxpayer’s proceeds of disposition exceed or are exceeded by the adjusted cost base of the capital property (including expenses of disposition) represent the capital gain (or loss) on disposition of the capital property. One half of the gain (the “taxable capital gain”) is brought into income and taxed at normal rates. One half of the loss (the “allowable capital loss”) can be deducted from taxable capital gains realized in the same year. Pursuant to the Federal Budget which was announced on February 28, 2000, the taxable capital gain and allowable capital loss inclusion rate was reduced from three-fourths to two-thirds for dispositions after February 27, 2000. On October 18, 2000, the Federal Budget further reduced the inclusion rate from two-thirds to one-half for dispositions after October 17, 2000. For dispositions of taxable Canadian property any excess of allowable capital losses over taxable capital gains becomes a “net capital loss” which can be carried to other years to reduce taxable capital gains from the disposition of such property.

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

Revenue Canada has indicated that it considers the protection of the Convention with respect to capital gains extend to a “deemed disposition” under the Tax Act, including the “deemed disposition” arising upon the death of a taxpayer.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

BRONX VENTURES INC. (“Bronx”) is classified as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

1) 75% or more of its gross income has been passive;

2) The average percentage of its assets producing passive income is at least 50%.

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Bronx.

Since Bronx has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in Bronx, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

Generally, a U.S. shareholder will realize ordinary income on the receipt of cash dividends or property distributions from an investment in the shares of a foreign corporation to the extent such dividends are paid out of the foreign company’s current accumulated earnings and profits. To the extent of any withholding taxes, both individual and corporate investors must include such taxes in income and, in turn, claim a foreign tax credit. Certain corporate investors are also entitled to gross up the underlying foreign corporate income taxes and claim a foreign tax credit.

Thus, under the general rule, no U.S. federal income tax consequences occur until an actual dividend is paid. Although this general rule can apply in a PFIC investment, there are significant deviations from this general rule and many elections available to a U.S. shareholder that can alter the U.S. federal income tax consequences. Such consequences will be unique to each U.S. shareholder.

In the absence of any PFIC elections, a U.S. shareholder of a PFIC, will be taxed under the excess distribution method. Under this method, where a current year dividend exceeds 125% of the average of dividends during the preceding three taxable years, the excess must be allocated rateably to each day in the taxpayer’s holding period.

The amount of the excess allocated to the current year and to years when the corporation was not a PFIC is included in the shareholder’s gross income for the year of the distribution. The remainder of the excess is not included in gross income, but the U.S. shareholder must pay a deferred tax amount by allocating the remaining excess to all PFIC years, re-computing the tax for each PFIC year and computing and paying the resultant interest on the recomputed tax for each PFIC year. As indicated above, foreign tax credit relief is available for withholding taxes for both individual and corporate investors. Relief for underlying corporate tax is only available for certain corporate investors.

Under the excess distribution method, gain on the disposition of PFIC shares results in the same allocation process; gross income inclusion; tax re-computation; and interest charges as an excess distribution.

In lieu of the excess distribution method, a U.S. shareholder may elect to treat a PFIC as a Qualified Electing Fund (“QEF”) and be taxed under the QEF method. If that election is made, the U.S. shareholder will be taxed currently on its pro-rata share of the earnings of the QEF. The current income inclusion eliminates the interest charge under the excess distribution method. Thus, unlike the excess distribution method that requires the receipt of cash from an actual dividend or sale, the QEF method invokes taxation without the receipt of cash.

Shareholders, who make a QEF election may, or may not, remain subject to tax under the excess distribution method. If the U.S. shareholder makes the QEF election for the foreign corporation’s first tax year as a PFIC that is included in the shareholder’s holding period, the excess distribution will not apply to the shareholder. Thus, this type of shareholder will include its pro-rata share of PFIC earnings as a dividend, claim the appropriate foreign tax credit, and not face any interest charge.

If the shareholder makes the QEF election at a later time, in the absence of any other PFIC election, current taxation under the QEF method will apply prospectively. However, the excess distribution method continues to apply prior to the effective date of the QEF election.

If the shareholder makes the QEF election at a later time, the shareholder has an additional option to make a purging election. If a purging election is made, the PFIC stock would be treated as if it were sold and the gain treated as an excess distribution requiring: a gross income inclusion; allocation to PFIC years in the shareholder’s holding period, a tax re-computation for PFIC years in the shareholder’s holding period; and an interest charge payment. As a result of the purging election, thereafter the excess distribution method would not apply to that shareholder.

Under the QEF method, the U.S. shareholder has another option. In lieu of paying the tax on its pro-rata share of PFIC earnings, the U.S. shareholder in a QEF on the last day of the QEF’s tax year may elect to extend the time for payment of any of its undistributed PFIC earnings tax liability for the tax year. If the election is made, the election is treated as an extension of time to pay tax and, thus, the U.S. shareholder is liable for interest.

In lieu of any of the above-described methods, since Bronx is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

A U.S. shareholder of a PFIC may make a mark to market election for marketable PFIC stock. If the election is made, the shareholder includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder’s adjusted basis in the stock. Decreases in market value are allowed as deductions, within certain prescribed limits.

Generally, under the mark to market election, the general PFIC rules under the excess distribution method and QEF method do not apply. However, if the mark to market election is made after a U.S. shareholder has maintained its investment, there are provisions that ensure that the interest charge on amounts attributable to periods before the election is not avoided.

PERSONS CONSIDERING THE PURCHASE OF THE COMPANY’S COMMON SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF CANADIAN, U.S. AND OTHER TAX LAWS TO THEIR PARTICULAR SITUATION.

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2004 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected at the public reference facilities of the Securities and Exchange Commission at: 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Investor Site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

Item 10. I Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

(a)	Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity. The fair value of marketable securities approximate quoted market values.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

(d)	Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are de-listed from public trading.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of a date within 90 days of the filing date of this Annual Report on Form 20-F. Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	CHANGES IN INTERNAL CONTROLS. There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

[Exhibit *12.A. 1]

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience serving as Chief Financial Officer of another public company and a private company, and his experience in actively supervising principal financial officers, principal accounting officers, accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. (See Item 6.C.3. in this report for further details on the Audit Committee.)

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 9.6 -Incorporated by reference)

The Code of Ethics can be accessed electronically at http://www.Bronxventures.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2004: $19,143) (2003:$12,388) and (2002:$11,000).

(b)	Audit — Related Fees: There were no further fees other than those disclosed in item (a) above.

(c)	Tax Fees: Tax fees were (2004: $900) (2003: $600) and (2002: $800) which are included in the amounts disclosed in item (a) above.

(d)	All other Fees: There were no other fees.

For further details with respect to the Audit Committee’s Charter included in the Company’s Information Circular dated May 9th, 2005. (Exhibit 9.1 — Incorporated by reference)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $15,000 and individual assignments up to a maximum cost of $10,000. All other assignments must be pre-approved by the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2004 and 2003, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report. The Company’s financial statements are stated in Canadian dollars (Cdn $)

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Registered Public Accounting Firm for the years 2004 and 2003	Page 49

-Comments by Independent Accountants for United States Readers on Canada - United States Reporting Conflict	Page 49

-Balance Sheets as at December 31, 2004 and December 31, 2003	Page 50

-Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002	Page 51

-Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	Page 52

-Notes to the Financial Statements	Page 53-69

All schedules are omitted because they are either not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 18. FINANCIAL STATEMENTS

The Company’s financial statements which are required to be filed hereunder are listed in Item 17 and are specifically incorporated herein by this reference. The Company’s financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 19. EXHIBITS

1.2.	Full & Final Settlement (Incorporated by reference) Agreement dated September 24, 2002, pursuant to a Subscription Agreement Dated March 15, 2001. (Incorporated by reference - previously filed on Form 20-F/A, June 2003)

1.3.	2003 Stock Option Plan.(Incorporated by reference previously filed on Form 20-F/A, June 2003)

1.4.	Licensing Agreement with Las Vegas From Home.com Entertainment Inc. dated November 4, 2002. (Incorporated by reference - previously filed on Form 20-F/A, June 2003)

1.5.	2002 Stock Option Plan, (Incorporated by reference - previously filed on form S8 September 30, 2002.)

1.6	New Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003)

1.7	Change of Auditor Reporting Package (Pursuant to Cdn National Policy #31) (Incorporated by reference - previously filed March 2003 on Form S8)

1.8	Notice of Annual General Meeting, 2004 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K March, 2004)

1.8.A	Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004)

1.9	Notice of Annual General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K May 30, 2005)

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by Reference — Previously filed on Registration Statement on Form 20-F, May 1988)

3.2*	New Articles (Attached) –Static Copy of British Columbia Business Corporations Act (BCBCA)

9.1	Property Option Agreement — Previously filed on Form 20-F 2003.

9.2	Investment Agreement in the Intercafé Project - Previously filed on Form 20-F 2003.

9.3	2004 Stock Option Plan - Previously filed on Form 20-F 2003.

9.4	Debt Settlement Agreement dated August 15, 2003 — Previously filed on Form 20-F 2003.

9.5	Debt Settlement Agreement dated April 8, 2004 — Previously filed on Form 20-F 2003.

9.6	Code of Ethics - Previously filed on Form 20-F 2003.

11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated

31.1*	Sarbanes Oxley Act Section 302, Certified by Bedo H. Kalpakian, President

32.1*	Sarbanes Oxley Act Section 906, Certified by Bedo H. Kalpakian, C.E.O & C.F.O.

99.1* Financial Exhibits: — (unaudited)

(a)	Schedules I - Marketable Securities - Other Investments

(b)	Schedules II - Amounts Receivable from Related Parties and Underwriters,

Promoters and Employees other than Related Parties

(c)	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith (Attached)

SIGNATURE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F(2004) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRONX VENTURES INC.
“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

Dated this 31st day of May, 2005.

BRONX VENTURES INC.
(Formerly Lucky 1 Enterprises Inc.)

Financial Statements
December 31, 2004 and 2003

SmytheRatcliffe.com

7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675
telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF BRONX VENTURES INC.
(Formerly Lucky 1 Enterprises Inc.)

We have audited the balance sheets of Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) as at December 31, 2004 and 2003 and the related statements of operations and deficit and cash flows for the three years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the three years ended December 31, 2004, 2003 and 2002 in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 13 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going-concern. Our report to the shareholders dated February 11, 2005 is also expressed in accordance with Canadian reporting standards that do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada
February 11, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 2 to the financial statements, the Company has incurred significant operating losses to date and has periodically had a working capital deficiency. These matters raise substantial doubt about the Company’s ability to continue as a going-concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

As discussed in notes 3(i) and 13(b)(iv) to the financial statements, the Company adopted FASB Interpretation 123R, Share Based Payment and, accordingly began expensing stock options granted to officers, directors and employees using the fair value method. This change was accounted on a prospective basis for US GAAP.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada
February 11, 2005

BRONX VENTURES INC.
(Formerly Lucky 1 Enterprises Inc.)

Balance Sheets
December 31
(Canadian Dollars)

	2004	2003

Assets

Current
Cash and term deposits	$18,530	$73,673
Marketable securities (note 5)	222,611	528,200
Receivable from related parties (note 10)	257,729	0
Cash held on behalf of related party (note 10)	583,670	138,361

	1,082,540	740,234

Deposit on Investment in Inter-Café Project (note 6)	0	25,000
Mineral Property (note 8)	31,932	0
Furniture and Equipment (note 7)	9,898	13,078

	$1,124,370	$778,312

Liabilities

Current
Accounts payable and accruals	$24,390	$39,673
Payable to related parties (note 10)	9,202	73,401
Cash held on behalf of related party	583,670	138,361

	617,262	251,435

Shareholders’ Equity
Capital Stock (note 9)	22,662,838	22,459,414
Contributed Surplus	213,850	67,582
Deficit	(22,369,580)	(22,000,119)

	507,108	526,877

	$1,124,370	$778,312

Commitments (note 14)
On behalf of the Board:

“Bedo H. Kalpakian”	Director

Bedo H. Kalpakian

“J.W. Murton”	Director

J.W. Murton

BRONX VENTURES INC.
(Formerly Lucky 1 Enterprises Inc.)

Statements of Operations and Deficit
Years Ended December 31
(Canadian Dollars)

	2004	2003	2002

		(note 3(i))
Revenues	$292,372	$100,951	$0

Expenses
Management fees	240,000	180,000	140,000
Salaries and benefits	153,354	88,961	7,323
Legal, accounting and audit	83,632	46,280	20,595
Commission fees	50,984	0	0
Office and miscellaneous	17,861	19,443	17,158
Regulatory and transfer fees	8,213	8,735	15,011
Finance, interest and foreign exchange	6,305	3,202	8,908
Rent	6,032	7,090	5,153
Shareholder communication	5,054	1,678	17,476
Telephone	2,885	2,404	3,635
Consulting and geological fees	2,212	0	0
Travel, meals and entertainment	190	2,357	7,807
Software development	0	0	200,000
Amortization	3,180	6,686	6,687

	579,902	366,836	449,753

Loss Before Other Items	(287,530)	(265,885)	(449,753)

Other Items
Interest income	1,002	1,425	356
Write-down of investment in Inter-Café Project	(90,000)	0	0
Write-down of mineral property	0	(4)	0
Gain on sale of securities, net	7,067	104,295	0
Abandonment of subsidiary	0	55,872	0

	(81,931)	161,588	356

Net Loss for Year	(369,461)	(104,297)	(449,397)

Deficit, as previously reported	(21,935,997)	(21,895,822)	(21,446,425)
Adjustment for Change in Accounting Policy (note 3(i))	(64,122)	0	0

Deficit, Beginning of Year	(22,000,119)	(21,895,822)	(21,446,425)

Deficit, End of Year	$(22,369,580)	$(22,000,119)	$(21,895,822)

Weighted Average Number of Common Shares Outstanding	322,269	241,321	105,750

Basic Net Loss per Common Share	$(1.15)	$(0.43)	$(4.25)

BRONX VENTURES INC.
(Formerly Lucky 1 Enterprises Inc.)

Statements of Cash Flows Years Ended December 31 (Canadian Dollars)

	2004	2003	2002

Operating Activities
Net loss	$(369,461)	$(104,297)	$(449,397)
Items not involving cash
Amortization	3,180	6,686	6,687
Stock-based compensation	146,268	67,582	0
Write-down of mineral properties	0	4	0
Write-down of marketable securities	582,658	0	0
Write-down of investment in Inter-Café Project	90,000	0	0
Gain on sale of securities	(589,725)	(104,295)	0
Abandonment of subsidiary	0	(55,872)	0

	(137,080)	(190,192)	(442,710)

Change in Non-Cash Working Capital (note 11)	(333,817)	16,406	(125,713)

Cash Used in Operating Activities	(470,897)	(173,786)	(568,423)

Financing Activities
Issue of shares, net of issue costs	200,000	735,000	322,000
Finder’s fee	0	(45,000)	0
Subscription shares	0	0	250,000

Cash Provided by Financing Activities	200,000	690,000	572,000

Investing Activities
Proceeds on sale of marketable securities	1,591,501	354,295	0
Purchase of interest in long-term investment	(96,932)	(25,000)	0
Purchase of marketable securities	(1,278,815)	(778,200)	0

Cash Provided by (Used in) Investing Activities	215,754	(448,905)	0

Inflow (Outflow) of Cash	(55,143)	67,309	3,577
Cash and Term Deposits, Beginning of Year	73,673	6,364	2,787

Cash and Term Deposits, End of Year	$18,530	$73,673	$6,364

BRONX VENTURES INC.
(Formerly Lucky 1 Enterprises Inc.)

Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in the Province of British Columbia. The principal business of the Company is the exploration and development of natural resource properties with interests in the Extra High Property located in British Columbia and Lithium mineral properties located in Ontario.

The Company also has an investment in software for online gaming and an investment in the securities of a publicly listed related company. The Company’s revenues are derived from its investment in online gaming software.

The Company’s common shares trade on the OTC Bulletin Board in the USA under the trading symbol “BRXVF”.

2.	GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses to date and has periodically had a working capital deficiency. Management’s efforts are directed at pursuing opportunities of merit for the Company. It is the Company’s intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the “going-concern” assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the “going-concern” assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

Comparative operation’s figures for the years ended December 31, 2004 and 2003 include the operations of Bronx Ventures Inc. and its wholly-owned subsidiary Blue Rock Mining Inc. (“Blue Rock”), which was dissolved during 2003. All amounts are stated in Canadian dollars.

All share and per share amounts included in the accompanying financial statements have been restated to give retroactive effect to the 35:1 reverse stock split described in note 15.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)	Mineral properties

The Company is engaged in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

(d)	Software development

The Company expenses all research and development costs when incurred until the product reaches technological viability at which point all material research and development costs are capitalized. During the year, there were no material research and development costs incurred and capitalized.

(e)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in net loss per share as the effect would be anti-dilutive.

(f)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset) at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(g)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Amortization

Property and equipment are recorded at cost. The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment	- 20%
Computer equipment	- 30%

(i)	Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase of $64,122 to contributed surplus.

(j)	Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

(k)	Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games. The Company recognizes these revenues as they are reported and received by Las Vegas.

(l)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

4.	FINANCIAL INSTRUMENTS

(a)	Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity. The fair value of marketable securities approximate quoted market values, as disclosed in note 5.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

(d)	Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	MARKETABLE SECURITIES

	2004	2003

Marketable securities (market - $382,893; 2003 - $850,500)	$222,611	$528,200

The Company owns 1,642,500 shares (2.35%) of the total outstanding Las Vegas shares as of December 31, 2004 (2003 – 4,000,000 shares, or 7.69%). The market value is determined based on the stock price of Las Vegas at December 31, 2004.

6.	INVESTMENT IN INTER-CAFÉ PROJECT

During 2003, the Company deposited $25,000 on an investment in the “Inter-Café Project”, a business concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment. The agreement with Interfranchise Inc. requires an additional investment of $65,000 to acquire a 10% interest in the Inter-Café Project. During 2004, the Company invested the additional $65,000 and completed its acquisition of a 10% interest in the Inter-Café Project for a total investment amounting to $90,000. During 2004, the Company wrote-off this investment since recovery on the investment became doubtful.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

7.	FURNITURE AND EQUIPMENT

	2004

		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$120,502	$5,992
Computer equipment	35,112	31,206	3,906

	$161,606	$151,708	$9,898

		2003

		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$119,002	$7,492
Computer equipment	35,112	29,526	5,586

	$161,606	$148,528	$13,078

8.	MINERAL PROPERTY

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Property”). Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1 1/2% net smelter returns royalty, by making staged cash payments totalling $150,000 (of which $15,000 was paid upon the execution of the Option Agreement) and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years. Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the Company wrote-off these mineral properties.

The $31,932 investment in mineral property consists of the $15,000 cost of the option agreement plus $16,932 of exploration expenditures incurred since acquisition.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

9.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)	Issued

	Number of
	Common
	Shares	Amount

Balance, December 31, 2002	208,202	$21,501,417
Private placement	72,143	735,000
Subscriptions received	0	250,000
Finder’s fee	0	(45,000)
Shares issued for settlement of debt	2,571	17,997

Balance, December 31, 2003	282,916	22,459,414
Private placement	57,143	200,000
Shares issued for settlement of debt	652	3,424

Balance, December 31, 2004	340,711	$22,662,838

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation (note 15).

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively. Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act. (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7.00 per non-flow-through warrant share for a further six months. All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003. The renounced expenses were subsequently reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused expenses may be renounced by the Company in the event that the Company incurs mineral exploration expenditures by December 31, 2005.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Issued (Continued)

During 2004, the Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

During 2004, Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7.00 per common share, if exercised during the second year. All common shares issued pursuant to this financing have a hold period expiring on November 21, 2004. The warrants expire on July 20, 2006.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 32,143 common shares at a price of $14.00 per share for gross proceeds of $450,000.

During 2003, the Company entered into a Debt Settlement Agreement with a creditor. A total of 2,571 common shares at a price of $7.00 per share have been issued in full satisfaction of the debt totalling $17,997, which was owed by the Company to the creditor.

During 2003, the Company entered into a non-brokered Private Placement Financing with an individual for 8,571 common shares at the price of $35 per share, for total proceeds of $300,000. A finder’s fee of 10% was paid to an arm’s length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered Private Placement Financing with an individual for 7,143 common shares at the price of $21 per share, for total proceeds of $150,000. A finder’s fee of 10% was paid to an arm’s length third party in respect to this non-brokered Private Placement Financing.

During the year ended December 31, 2002 there was a 5:1 share consolidation. The number of shares has been adjusted to reflect these changes.

During 2002, the Company closed a non-brokered Private Placement Financing with certain Company directors and individuals for 184,000 units of the Company’s securities at the price of $1.75 per unit, for total proceeds of $322,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year (now expired) and at an exercise price of $7.00 per common share if exercised in 2004.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(c)	Warrants

At December 31, 2004 and 2003, the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2004	2003

March 10, 2005 or	$5.25
March 10, 2006	$7.00	28,571	0

June 17, 2003 or	$5.25
June 17, 2004	$7.00	0	77,143

July 20, 2005 or	$5.25
July 20, 2006	$7.00	28,571	0

August 30, 2003 or	$5.25
August 30, 2004	$7.00	0	49,714

September 20, 2003 or	$5.25
September 20, 2004	$7.00	0	57,143

December 31, 2004 or	$5.25
December 30, 2005	$7.00	24,286	24,286

Balance, end of year		81,428	208,286

(d)	Stock options

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The Company’s 2004 Stock Option Plan has replaced the Company’s former 2002 and 2003 Stock Option Plans.

During 2004, an aggregate of 27,748 stock options were granted to directors, officers, employees and consultants at an exercise price of US $5.25 per common share. No stock options were exercised or cancelled; however, 20,147 stock options expired during the year.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(d)	Stock options (Continued)

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2004, 2003 and 2002. During 2003, the exercise price of 9,886 stock options was amended to US $5.25.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2001	692	Cdn $78.75
Options expired	(110)	Cdn $78.75
Options cancelled	(76)	Cdn $78.75

Balance, December 31, 2002	506	Cdn $78.75
Options granted	19,886	US $5.25
Options granted	10,000	US $78.75
Options expired	(10,000)	US $78.75
Options cancelled	(23)	Cdn $78.75

Balance, December 31, 2003	20,369	US $5.25 to Cdn $78.75
Options granted	27,748	US $5.25
Options expired	(20,147)	US $5.25 to Cdn $78.75

Balance, December 31, 2004	27,970	US $5.25 to Cdn $78.75

As at December 31, 2004 and 2003, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2004	2003

March 21, 2004 (amended price) (expired)	US $5.25	0	9,886
April 9, 2004 (expired)	Cdn $78.75	0	47
May 26, 2004 (expired)	Cdn $78.75	0	121
September 23, 2004 (expired)	US $5.25	0	10,000
October 5, 2004 (expired)	Cdn $78.75	0	93
February 3, 2005	Cdn $78.75	222	222
April 21, 2005	US $5.25	27,748	0

Total stock options outstanding	US $5.25 to Cdn $78.75	27,970	20,369

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(d)	Stock options (Continued)

The Company applies the fair value method using the Black-Scholes options pricing model in accounting for its stock options granted to employees and, accordingly, compensation expense of $131,200 (2003 — $3,460; 2002 — $0) was recognized as salaries expense, and $15,068 was recognized as consulting expense in 2004.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2004	2003

Expected life (years)	1	1
Interest rate	3.00%	3.00%
Volatility	239.39%	183.67%
Dividend yield	0.00%	0.00%

10.	RELATED PARTY TRANSACTIONS

	2004	2003

Receivable from related parties
Loan receivable from Las Vegas, interest at prime plus 1% per annum and due on demand	$16,418	$0
Gaming revenue receivable from Las Vegas (note 3(k))	195,905	0
Shareholder loans, interest at prime plus 1% per annum and due on demand	45,406	0

	$257,729	$0

Payable to related parties
Loan payable to Las Vegas, interest at prime plus 1% per annum and payable on demand	$0	$(2,471)
Loan payable to Kalpakian Bros. of B.C. Ltd., interest at prime plus 1% per annum and payable on demand	0	(70,930)
Geological services payable to a company owned by a director	(9,202)	0

	$(9,202)	$(73,401)

Cash held on behalf of Las Vegas of $583,670 (2003 — $138,361) is without interest and payable on demand.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(a)	Geological services of $13,468 (2003 — $0; 2002 — $60) were provided by a company owned by a director.

(b)	Management fees of $240,000 (2003 — $180,000; 2002 — $140,000) were paid to a company related by common management and directors.

(c)	The Company shares office space with Las Vegas, a company related by common management, directors and officers.

(d)	The Company entered into two private placement agreements to acquire a total of 4,000,000 common shares of Las Vegas at $0.30 and $0.32 per common share for a total investment of $1,225,000.

(e)	Interest was charged for funds loaned to the Company by Las Vegas in the amount of $513 (2002 — $1,740; 2001 — $4,734).

(f)	Interest revenue was earned for funds loaned to Las Vegas by the Company in the amount of $378 (2003 — $1,387; 2001 — $303).

Paid to the Company

The Company charged Las Vegas for its share of:

(i)	payroll expenses $185,450 (2003 — $155,796; 2002 — $142,351); and

(ii)	other expenses $14,139 (2003 — $29,629; 2002 — $31,819).

Paid to Las Vegas

Las Vegas charged the Company for its share of:

(i)	rent $6,032 (2003 — $7,090; 2002 — $5,153).

11.	CHANGE IN NON-CASH WORKING CAPITAL

	2004	2003	2002

Receivable from related parties	$(257,729)	$26,821	$(26,821)
Payables and accruals	(11,859)	(50,771)	42,470
Payable to related parties	(64,229)	40,356	(141,362)

	$(333,817)	$16,406	$(125,713)

Supplementary information
Shares issued for settlement of debt	$3,424	$17,997	$0
Interest paid	$4,384	$4,164	$6,491

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

12.	INCOME TAXES

	2004	2003

Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$2,696,000	$3,237,000
Excess of undepreciated capital cost over net book value of fixed assets	640,000	637,000
Excess of unused exploration expenditures for Canadian purposes over accounting value of resource properties
Unused earned depletion base	19,000	19,000
Unused cumulative Canadian exploration expenses	2,380,000	2,380,000
Unused cumulative Canadian development expenses	108,000	108,000
Unused cumulative foreign development expenses	217,000	217,000

	$6,060,000	$6,598,000

Tax rate - 38.00%	$2,302,800	$2,507,240
Less: Valuation allowance	(2,302,800)	(2,507,240)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and, consequently, have not been recorded in these financial statements.

The Company has available approximate non-capital losses, which may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2005	$640,000
2006	725,000
2007	452,000
2008	319,000
2009	440,000
2010	105,000
2014	15,000

$2,696,000

The benefit of these losses has not been recorded in these financial statements.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	Recent US accounting pronouncements

(i)	In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and, therefore, the adoption did not have any impact on the Company’s financial position, results of operations or cash flows.

(ii)	On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 did not have any effect on its financial position, results of operations or cash flows.

(iii)	In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The Company’s adoption of SFAS No. 150 did not have any effect on its financial position, results of operations or cash flows.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(a)	Recent US accounting pronouncements (Continued)

(iv)	FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v)	FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company’s financial statements.

(vi)	FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(vii)	FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(viii)	In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)	The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

(i)	Exploration costs are expensed as incurred. As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

(ii)	The value of marketable securities is recorded at market value. The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities are recorded as a separate item in the shareholders’ equity section as other comprehensive income. For Canadian GAAP, gains and losses are only recognized in the income statements when realized.

(iii)	Under US GAAP, comprehensive income must be reported, which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities (note 13(b)(ii)).

(iv)	Under Canadian GAAP, the Company did not need the criteria to adopt the fair value prospectively and, therefore, had to adopt the change retroactively (note 3(i)). Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively. The Company adopted the change for US GAAP, prospectively.

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)	(Continued)

	2004	2003	2002

Net loss per Canadian GAAP	$(369,461)	(104,297)	$(449,397)
Write-off on mineral property for US GAAP	(31,932)	0	0
Adopt fair value for stock-based compensation prospectively under US GAAP	0	64,122	0

Net loss per US GAAP	(401,393)	(40,175)	(449,397)
Unrealized gain on marketable securities	157,582	332,300	0

Comprehensive loss for US GAAP	$(243,811)	$(292,125)	$(449,397)

	2004	2003	2002

Effect on total assets
Total assets under Canadian GAAP	$1,124,370	$778,312	$52,953
Available-for-sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes (note 3(g))	157,582	322,300	0
Write-off on mineral property under US GAAP	(31,932)	0	0

Total assets under US GAAP	$1,250,020	$1,100,612	$52,953

	2004	2003	2002

Effect on shareholders’ equity
Shareholders’ equity (deficit) under Canadian GAAP	$507,108	$526,877	$(144,405)
Comprehensive income on available-for-sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	157,582	322,300	0
Write-off of mineral property under US GAAP	(31,932)	0	0

Shareholders’ equity (deficit) under US GAAP	$632,758	$849,177	$(144,405)

BRONX VENTURES INC. (Formerly Lucky 1 Enterprises Inc.) Notes to Financial Statements Years Ended December 31, 2004 and 2003 (Canadian Dollars)

14.	COMMITMENTS

(a)	The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

(b)	The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company which is owned by two directors. The remuneration for the services provided is $20,000 plus GST per month. The agreement expires in October 2005 and is renewable.

15.	SUBSEQUENT EVENTS

(a)	As of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

(b)	As of January 7, 2005, the Company has acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of Cdn $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units, which have a hold period expiring on May 8, 2005, have been issued to the Company. The Company may either increase or decrease its investment in Las Vegas in the future.