Form 20-F
period 2005-12-31
Bronx Ventures Inc
filed 2006-06-28
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

F O R M   20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2005

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number      016353

BRONX VENTURES INC.

(Incorporated in the Province of British Columbia, Canada)

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, Canada V6E 2V1

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Common Shares (no par value)

OTC Bulletin Board

Securities registered or to be registered pursuant to

Section 12 (g) of the Act.

As at December 31, 2005, the authorized capital of the registrant consisted of an unlimited number of common and preferred shares without par value of which 378,211 common shares and no preferred shares have been issued.

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

[X]   Item 17

[  ]   Item 18

i

Bronx Ventures Inc.

FORM 20-F ANNUAL REPORT 2005

TABLE OF CONTENTS

Item 1.

 Identity of Directors, Senior Management and Advisers (Not Applicable)

3

Item 2.

 Offer Statistics and Expected Timetable (Not Applicable)

3

Item 3.

 Key Information

3

Item 4.

Information on the Company

9

Item 5.

 Operating and Financial Review and Prospects

16

Item 6.

 Directors, Senior Management and Employees

29

Item 7.

 Major Shareholders and Related Party Transactions

32

Item 8.

  Financial Information

38

Item 9.

 The Offer and Listing

38

Item 10.  Additional Information

40

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

49

Item 12.  Description of Securities Other than Equity Securities (Not Applicable)

49

Item 13.  Defaults, Dividend Arrearages and Delinquencies

49

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

49

Item 15.  Controls and Procedures

49

Item 16.  Audit Committee, Code of Ethics, Accountant Fees

50

Item 17.  Financial Statements

51

Item 18.  Financial Statements

51

Item 19.  Exhibits

51

Certification pursuant to the Sarbanes-Oxley Act (2002) Section 302……………………………

Exhibit 31.1

Certification pursuant to the Sarbanes-Oxley Act (2002) Section 906…………………………....

Exhibit 32.1

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of BRONX VENTURES INC. (Hereinafter referred to as the “Company” or the “Registrant” or “Bronx”) which have been prepared in accordance with accounting principles generally accepted in Canada.  The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.  On January 17, 2005, the Company's share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was subsequently increased to an unlimited number of common and preferred shares without par value. All common shares and per share amounts have been re-stated to give retroactive effect to the 35:1 share consolidation.

TABLE I

		Year Ended December 31, 2005	Year Ended December 31, 2004*	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Operating Revenue		$484,804	292,372	100,951	-	-
Interest Income		$1,225	1,002	1,425	356	420
Net Income (loss)		$180,718	(256,158)	(104,297)	(449,397)	(291,116)
Basic net earnings/(loss) per common share	$	**0.53	**(0.79)	**(0.43)	**(2.16)	**(14.61)
Total Assets		$852,492	1,237,673	778,312	52,953	55,422
Capital Stock		$22,680,846	22,662,838	22,459,414	21,501,417	21,179,417
Number of common shares at year end		378,211	340,711	282,916	208,202	19,916
Long term-obligations		$-	-	-	-	-
Cash dividends		$-	-	-	-	-

*  The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  (see below)

**Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2005, 2004 & 2003.

* The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  The Company has restated the 2004 financial statements as follows:

Proceeds on Sale of Securities, net
As previously reported (before reclassification $1,591,501)	$1,540,517
As restated	$1,809,475

Gain (Loss) on Sale of Securities, net
As previously reported (before reclassification $7,067)	$(43,917)
As restated	$69,386

Net Loss
As previously reported	$369,461
As restated	$256,158

Deficit
As previously reported	$22,369,580
As restated	$22,256,277

Cash and Term Deposits
As previously reported	$18,530
As restated	$287,488

Marketable Securities
As previously reported	$222,611
As restated	$66,956

All common shares and per share amounts included in this Annual Report on Form 20-F (2005) and in the Company’s Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003 have been restated to give retroactive effect to the 35:1 share consolidation described in Results of Operations on page 3 of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2005 and 2004.

Had the financial statements of Bronx been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net earnings/(loss)	$96,873	(563,411)	282,125	449,397	291,116
Basic earnings/(loss) per common share	$0.26	(1.65)	1.00	2.16	14.61
Number of Common shares at year end	378,211	340,711	282,916	208,202	19,916
Total Assets	$840,686	1,252,720	1,100,612	52,953	55,422

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 14 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2005	0.8682	0.8524
January 2006	0.8780	0.8543
February 2006	0.8798	0.8633
March 2006	0.8839	0.8533
April 2006	0.8983	0.8531
May 2006	0.9095	0.8917

(1) The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of       Canada.

	For Year Ended December 31, 2005	For Year Ended December 31, 2004	For Year Ended December 31, 2003	For Year Ended December 31, 2002	For Year Ended December 31, 2001
Average rate ($)(2)	0.8254	0.7684	0.7138	0.6369	0.6458
High ($)(3)	0.7876	0.7165	0.6381	0.6202	0.6237
Low ($)(3)	0.8682	0.8504	0.7726	0.6613	0.6696

(2)The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2005, the U.S. $1.00 was equal to Cdn $1.1630.  At the closing on May 31, 2006, the U.S. $1.00 was equal to Cdn $1.1015.

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

- Competition:  The resource industry and the online gaming industry are intensely competitive in all of their respective phases, and the Company competes with many companies possessing much greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable properties for mineral exploration and interests in online gaming firms.  The marketplace for on-line gaming is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.

- Legal:   There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation would adversely affect the Company’s investment in the marketable securities of Las Vegas From Home.com Entertainment Inc.

- Changes in Policies:  Changes in policies of companies or financial institutions that handle credit card transactions for on-line gaming could have an adverse impact on the Company’s investment in the marketable securities of Las Vegas From Home.com Entertainment Inc.

- Management:  The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

- Dilution:  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future.  This will result in further dilution to the Company's shareholders.

- Revenues and Dividends:  The Company used to generate some revenues and does not anticipate generating any revenues in the future due to the sale of the Company’s investment in the three card games Software.  Consequently, if the Company requires additional funds for exploration and development of its mineral properties or for operating capital purposes, or for acquiring interests in other mineral properties, the Company will have to seek equity or debt financing which may or may not be available.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay dividends in the future.  In the event of generating any meaningful earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

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

2). RISKS RELATED TO THE COMPANY’S INVESTMENTS

The Company entered into an Investment Agreement (Exhibit 10.6 – Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  Consequently, as at December 31, 2004, the Company wrote off this investment in its entirety since recovery of the investment became doubtful.

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

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, (Exhibit 10.2 - Incorporated by reference) the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is equally owned by Las Vegas and the Company.  Las Vegas is the operator of the three card games Software and markets the three card games.  Las Vegas receives 60% of all revenues that are generated from the operation of the three card games Software and the Company receives 40%.  As at December 31, 2005, the Company’s share of revenues from the three card games software was $484,804 (2004: $292,372)(2003: $100,951) and, for the three month period ended March 31, 2006, the Company’s share of revenues was $146,304 (2005:$102,360) (2004: $37,608).  Subsequent to the year ended December 31, 2005, the Company sold its interest in the three card games Software to Las Vegas by entering into a Purchase & Novation Agreement (See Exhibit 10.10* Attached).  Consequently, the three card games Software no longer generates any revenues for the Company.

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5– Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, the Company is required to make staged cash payments to the Optionor totaling $150,000 and must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e., 0.75%) by

making a cash payment of $500,000 to the Optionor.   As of December 31, 2005, the Company has invested a total sum of $291,339 in the Extra High Property.  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that the Company might lose all its investment in the Extra High Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Property.

ITEM 4.  INFORMATION ON THE COMPANY

Item 4.A.  History and Development of the Company

The legal and commercial name of the company is BRONX VENTURES INC.

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 (Exhibit 3.1 – Incorporated by reference) and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984.  On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.".  On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form.  On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc.  On May 2, 2002, the name of the Company was changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc.  On January 17, 2005, the name of the Company was changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference).

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

Bronx is a junior mineral exploration company with interests in the Extra High Property, the Blunt Mountain Property and the Whiteman Property located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made investments in marketable securities of a publicly listed related company and an investment in the Inter-Café Project.  Currently, the principal business of Bronx is in mineral exploration.

The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its investments in marketable securities.

The Company's head office is located at:  Suite 100 – 1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1.  The telephone number is (604) 681-1519 and the telefax number is (604) 681-9428.  The contact person is Bedo H. Kalpakian.

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

Item 4.B.  Business Overview

Summary

Bronx Ventures Inc. (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High Mineral Property, the Blunt Mountain Property and the Whiteman Property, all of which are located in the Province of British Columbia and, Lithium Mineral Properties which are located in the Province of Ontario. The Company has made investments in the securities of public companies.  Currently, the principal business of Bronx is in mineral exploration.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

Presently, Bronx is seeking mineral prospects of merit to get involved in.  It should be noted that there are no assurances that Bronx shall be successful in its attempts of seeking mineral prospects of merit to get involved in.

Item 4. C.  Organizational Structure

Not Applicable.

Item 4.D.  Property, Plants and Equipment

I. Extra High Property, Kamloops Mining Division, British Columbia, Canada

On March 26, 2004, Bronx entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia, Canada.  Pursuant to the Option Agreement, Bronx is required to make staged cash payments to the Optionor totaling $150,000 and, must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Bronx may purchase 50% of the Net Smelter Returns Royalty (i.e., 0.75%) by making a cash payment of $500,000 to the Optionor.

As of March 31, 2006, the Company’s investment in the Extra High Property totals $323,246 which consists of $45,000 in cash payments made to the Optionor, $9,647 in respect to cash payments for staking, assessment and miscellaneous costs and, $268,599 of exploration expenditures incurred since acquisition.  Subsequent to March 31, 2006, the Company made a third cash payment of $45,000 to the Optionor, pursuant to the Option Agreement in respect to the Extra High Mineral Property.

Pursuant to the Option Agreement, any claims staked within 1 (one) kilometre from the outermost boundary of the optioned claims shall be deemed to be an area of common interest and shall thus be subject to the Option Agreement.  During April and May, 2004, Paul Watt staked additional claims surrounding the optioned mineral claims and during 2005 the Company staked additional claims also surrounding the optioned mineral claims which are all now subject to the Property Option Agreement as mentioned above.

In the spring of 2004, Bronx commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property.  This report has been filed on www.Sedar.com by the Company.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Bronx.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Bronx a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.bronxventures.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.bronxventures.com .

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

Legal Description of Property.

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

TENURE NUMBER	Property Size (in hectares)	CONVERSION DATE	BC MAP #	EXPIRY DATE
509949	60.829	2005/MAR/31	082M	2016/APR/02
509956	182.52	2005/MAR/31	082M	2016/APR/02
509961	121.664	2005/MAR/31	082M	2016/APR/02
509963	40.569	2005/MAR/31	082M	2016/APR/02
509969	344.834	2005/MAR/31	082M	2016/APR/02
510213	20.289	2005/APR/05	082M	2016/APR/02
510214	40.557	2005/APR/05	082M	2016/APR/02
510215	81.124	2005/APR/05	082M	2016/APR/02
510306	60.857	2005/APR/05	082M	2016/APR/02

		DATE STAKED
509952	60.824	2005/MAR/31	082M	2016/MAR/31
520184	20.275	2005/SEP/20	082M	2016/SEP/20
520186	40.544	2005/SEP/20	082M	2016/SEP/20

II.

Blunt Mountain Property, Kamloops Mining Division, British Columbia, Canada

The Blunt Mountain Property consists of 22 Mineral Tenures totaling 9,934.522 hectares located in the Omineca Mining Division, 25 km east southeast from Hazelton British Columbia. The size of the block is approximately 10 x 9.9 km equaling approximately 99 square km. Elevations range from 1600m to 2100m. The center of the property is 6117000N, 613000E.

The Blunt Mountain Property was acquired on April 18 and May 2, 2006 and the claims are valid for 1 year from their respective dates of acquisition.

The Blunt Mountain property is located over previously identified copper – molybdenum occurrences in a granitic stock.  The occurrences are documented in government reports from the late 1970’s and early 1980’s.

The Blunt Mountain Property is more particularly described as follows:

TENURE NUMBER	Property Size (in hectares)	OWNER	DATE STAKED	B.C. MAP #	EXPIRY DATE

532406	462.079	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532409	462.079	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532414	462.068	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532416	462.041	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532420	461.789	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532422	461.797	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532424	461.805	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532426	461.806	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532428	461.557	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532430	461.555	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532432	461.543	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532433	461.516	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532435	461.243	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532436	461.295	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532439	461.314	BRONX (100%)	2006/APR/18	093M	2007/APR/18
532441	461.316	BRONX (100%)	2006/APR/18	093M	2007/APR/18
533326	462.022	BRONX (100%)	2006/MAY/02	093M	2007/MAY/02
533327	461.813	BRONX (100%)	2006/MAY/02	093M	2007/MAY/02
533328	461.552	BRONX (100%)	2006/MAY/02	093M	2007/MAY/02
533329	461.279	BRONX (100%)	2006/MAY/02	093M	2007/MAY/02
533331	332.027	BRONX (100%)	2006/MAY/02	093M	2007/MAY/02
533339	369.029	BRONX (100%)	2006/MAY/02	093M	2007/MAY/02

III.

The Whiteman Property, Vernon Mining Division, British Columbia, Canada

The Whiteman Property consists of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia. The size of the block is roughly 3.5 x 4.5 km and equals 17.37 square km. Elevations range from 800m - 1600m. The center of the property is 5564000N, 314000E.

The Whiteman property was acquired on May 12, 2006 and the claims are valid for 1 year from that date.

The Whiteman Property is located over several previously identified copper- molybdenum occurrences in a syenite (granitic) stock.  The occurrences are documented in government reports from the 1970’s and 1980’s.

The Whiteman Property is more particularly described as follows:

Tenure Number	Property Size (in hectares)	Owner	DATE STAKED	B.C. Map #	EXPIRY DATE

533976	372.275	BRONX (100%)	2006/MAY/12	082L	2007/MAY/12
533977	413.550	BRONX (100%)	2006/MAY/12	082L	2007/MAY/12
533978	413.425	BRONX (100%)	2006/MAY/12	082L	2007/MAY/12
533980	372.175	BRONX (100%)	2006/MAY/12	082L	2007/MAY/12
533981	165.400	BRONX (100%)	2006/MAY/12	082L	2007/MAY/12

IV.

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

V.

On-line Gaming Software

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, (Exhibit 10.2 - Incorporated by reference) for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”).    Las Vegas receives 60% of all revenues that are generated from the operation of the three card games Software and the Company receives 40%.   As at December 31, 2005, the Company’s share of revenues from its investment in the three card games Software was $484,804 (2004: $292,372) (2003: $100,951).  For the three month period ended March 31, 2006, the Company’s share of revenues from its investment in the three card games Software was $146,304 (2005:$102,360 2004: $37,608).  Subsequent to the year ended December 31, 2005, Bronx entered into a Purchase and Novation Agreement with Las Vegas whereby Bronx agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006.  As a result, Las Vegas has purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas have been issued to Bronx and are restricted from trading until May 1, 2007.  Concurrently, Bronx has transferred to Las Vegas all of Bronx’s right, title and interest in and to the three card games Software and all of Bronx’s revenue entitlement from the three card games Software.

VI.

Investment in the Inter-Café Project

The Company entered into an Investment Agreement (Exhibit 10.6 – Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  Due to the doubtful recovery of this investment, during 2004, the Company has written-off, in its entirety, its investment in the Inter-Café Project.

VII.

Securities of a related company

During 2004, Bronx has invested by purchasing a total of 4,000,000 common shares in the capital of Las Vegas From Home.com Entertainment Inc., (“Las Vegas”) a related company, for the total sum of $1,225,000 (the “Las Vegas Shares”).  Bronx is exposed to significant market risk with respect to the Las Vegas Shares.  There are no assurances whatsoever that the Company will recover its investment in the Las Vegas Shares.  Of the 4,000,000 Las Vegas Shares acquired during 2004, the Company has sold 2,357,500 during the year ended December 31, 2004, for total proceeds to the Company of $303,230.  As of December 31, 2004, the Company held 489,500 Las Vegas Shares.

As of January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related company, at a price of $0.20 per unit.  Each unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas Shares and warrants had a hold period which expired on May 8, 2005.  The warrants expire on January 7, 2007.

For the year ended December 31, 2005, the Company owns 1,393,506 shares in the capital of Las Vegas (2004: - 489,500; 2003: 4,000,000).

Subsequent to the year ended December 31, 2005, and pursuant to the Purchase and Novation Agreement, the Company acquired 6,670,000 common shares of Las Vegas on the closing of the transaction.

The Company may in the future either increase or decrease its investment in Las Vegas.  The Company is exposed to significant market risk with respect to the Las Vegas Shares.  There are no assurances whatsoever that the Company will recover its investment in the Las Vegas Shares.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

Selected annual information from the audited financial statements for the three years ended December, 31, 2005, 2004 and 2003 is shown in the following table:

	Year Ended December 31, 2005	Year Ended December 31, 2004*	Year Ended December 31, 2003
Revenue	$484,804	$292,372	$100,951
Interest Income	1,225	1,002	1,425
Income/(loss) before other items	16,715	(236,546)	(265,885)
Basic earnings/(loss) per common share before other items	**0.05	**(0.73)	**(1.10)
Net income/(loss)	180,718	(256,158)	(104,297)
Basic net earnings/(loss) per common share	**0.53	**(0.79)	**(0.43)
Total Assets	852,492	1,237,673	778,312
Long term financial obligations	Nil	4,440	4,440
Cash dividends	Nil	Nil	Nil

*  The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  (See note* to Table I in Item 3.A.)

**Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2005, 2004 & 2003.

All common shares and per share amounts included in this Annual Report on Form 20F (2005) and in the Company’s Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003 have been restated to give retroactive effect to the 35:1 share consolidation described in Results of Operations on page 3 of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2005 and 2004.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2005, the Company recorded Revenue of

$484,804 (2004: $292,372) (2003: $100,951), due to an increase in income generated from the Company’s investment in the three card games Software.  Interest income of $1,225 (2004:$1,002) (2003: $1,425) reflected an increase of cash balances in the bank over the previous year. The Income/(loss) before other items was $16,715 (2004: $(236,546)) (2003: $(265,885)) due to the fact that the total expenses decreased to $468,089 as compared to $528,918 for the same period in 2004 (2003: $366,836) while revenues increased year over year.

Items which contributed to a decrease in operating expenses during the year ended December 31, 2005, were Salaries and benefits of $49,717 (2004: $153,354; 2003: $88,961), Legal, accounting and audit of $30,563 (2004: $83,632; 2003: $46,280); Rent of $6,000 (2004: $6,032; 2003: $7,090), Office and miscellaneous expenses of $13,024 (2004: $17,861; 2003: $19,443); and Shareholder communication expenses of $1,069 (2004: $5,054; 2003: $1,678).

Items which contributed to an increase in operating expenses during the year ended December 31, 2005 were Finance, interest and foreign exchange fees of $16,106 (2004: $6,305, 2003: $3,202), Management fees of $300,000 (2004: $240,000, 2003: $180,000), Amortization of $5,406 (2004: $3,180, 2003: $6,686), travel, meals and entertainment expenses of $2,264 (2004: $190, 2003: $2,357), directors’ fees of $15,006 (2004: $Nil, 2003: $Nil), regulatory and transfer fees of $20,696 (2004: $8,213, 2003: $8,735) and telephone expenses of $6,026 (2004: $2,885, 2003: $2,404).

During the year ended December 31, 2005, the Company recorded a net gain of $105,786 on the sale of marketable securities and the recording of a future income tax recovery on expenditures renouncement for the amount of $56,992 as compared to $69,386 during the same period in 2004 (2003: $104,295).  The Company wrote down its investment in the Inter-Café Project by the amount of $Nil in 2005 (2004: $90,000, 2003: $Nil). Total assets of $852,492 (2004: $1,237,673; 2003: $778,312) were comprised of Cash and term deposits, Marketable securities, Accounts receivable, Receivable from related parties, Cash held on behalf of related party, Mineral Property, and Furniture and Equipment.   Total assets for the year ended December 31, 2005 decreased mainly due to the decrease of cash held on behalf of a related party (2005: $1,218; 2004: $583,670; 2003: $138,361) The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2005, the Company had a net gain of $180,718; or $0.53 per common share, as compared to a net loss of $(256,158) or $(0.79) per common share in the same period of 2004 and as compared to a net loss of $(104,297); or $(0.43) per share in the same period of 2003.  The Company had a net gain over the previous year as a result of a decrease in the operating expenses, the increase in interest income and the gain on the sale of marketable securities.

During the year ended December 31, 2005, the weighted average number of outstanding shares was 341,944 as compared to 322,269 in 2004 and as compared to 241,321 for the same period in 2003.

For the year ended December 31, 2005, the Company had a working capital of $523,306 as compared to a working capital of $578,581 in 2004 and as compared to a working capital of $488,799 in the same period of 2003.

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

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Bronx.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Bronx a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.bronxventures.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.bronxventures.com .

The Company’s investment in mineral property consists of costs incurred on the Extra High Property as follows:

	Cumulative to
	March 31	December 31
	2006	2005
Acquisition	$45,000	$45,000
Staking	3,639	3,639
Assessment and miscellaneous	6,008	6,008
Geological, geochemical, trenching
and drilling	268,599	236,692
Total	$323,246	$291,339

Subsequent to the year ended December 31, 2005, the Company acquired by staking the Blunt Mountain Property and the Whiteman Property.  For further information about both of these properties please see Item 4. D. II and III.

The Company has not incurred any exploration related expenditures on its Lithium properties during 2005, 2004, and 2003.

During 2003, the Company made a down payment of $25,000 on an investment in the “Inter-Café Project”, a business development concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment.  The agreement with Interfranchise Inc. required an additional payment of $65,000 to acquire a 10% interest in the Inter-Café Project.  During 2004, the Company paid the remaining $65,000 for a total investment of $90,000 by the Company in the Inter-Café Project.  The Company subsequently wrote off this investment since recovery on the investment became doubtful.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003, and March 10, 2004, for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively.  Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act. (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months and thereafter at a price of $7.00 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7.00 per non-flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.  The warrants expired on December 31, 2004 and March 10, 2006 respectively.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003.  Subsequent to the year ended December 31, 2004, the renounced expenses were reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused exploration expenses were renounced by the Company during the year ended December 31, 2005.

During 2004, the Company entered into a Debt Settlement Agreement dated April 8, 2004 (Exhibit 10.9 – Incorporated by reference) for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

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

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans.

At the 2006 Annual General Meeting of the shareholders of the Company, which was held on June 2, 2006, the shareholders approved the Audited Financial Statements for the year ended December 31, 2005, and the Auditor’s report thereon; the re-election of the Company’s Board of Directors; and the re-appointment of the Company’s Auditor, Smythe Ratcliffe, for the ensuing year.  The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2006 Notice of Annual General Meeting (Exhibit 20.1 – Incorporated by reference) which has been filed on Sedar and Edgar.

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

As a result of this change in accounting, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

At the Company’s 2005 Special General Meeting held on January 10, 2005, the shareholders approved the deletion of the Pre-Existing Company Provisions in the notice of Articles of the Company and approved the alteration of the Company’s Notice of Articles.  The shareholders approved the increase of the Company's authorized capital to an unlimited number of Common and Preferred Shares, both without par value, approved the adoption of new articles in substitution for the old articles of the Company (Exhibit 3.2 - Incorporated by reference). In addition, the shareholders approved the consolidation of the issued and outstanding common shares of the Company on the basis of 35 common shares before consolidation to 1 common share after consolidation and approved changing the name of the Company to Bronx Ventures Inc.  All material terms are provided in greater detail in the Company’s Notice of Special General Meeting and Information circular dated November 29, 2004 (Exhibit 20.3 – Incorporated by reference).

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States and required by the SEC, are included in Note 14 of the financial statements included in Item 17 of the Annual Report.

The Company finances its exploration programs through the issuance of flow-through common shares.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

Subsequent to the year ended December 31, 2005, the Company and Las Vegas determined that it would be in their best interests if the Company would sell its interest in the three card games Software to Las Vegas.

As the Company and Las Vegas have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction.  Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and Las Vegas its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and Las Vegas if:-

1.

Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.

Las Vegas is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx entered into a Purchase and Novation Agreement with Las Vegas whereby Bronx agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006.  As a result, Las Vegas has purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas have been issued to Bronx and are restricted from trading until May 1, 2007.  Concurrently, Bronx has transferred to Las Vegas all of Bronx’s right, title and interest in and to the three card games Software and all of Bronx’s revenue entitlement from the three card games Software.

Summary of Quarterly Results

The following are the results for the twelve most recent quarterly periods, starting with the three month quarterly period ended March 31, 2006:

For the Quarterly Periods ended:	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Total Revenues	$146,325	135,348	131,768	115,929
Income (loss) before other items	18,058	(5,404)	42,662	18,028
Earnings (loss) per common share before other items	0.05	(0.01)	0.13	0.05
Fully diluted earnings (loss) per common share before other items	0.04	(0.01)	0.10	0.04
Net income (loss) for the period	19,656	(61,678)	42,661	18,028
Basic net gain (loss) per share	0.05	(0.16)	0.13	0.05
Diluted net gain (loss) per share	0.04	(0.13)	0.10	0.04

For the Quarterly Periods ended:	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Total Revenues	$102,948	212,446	21,636	20,520
Income (loss) before other items	(37,382)	28,519	(67,414)	(59,895)
Earnings (loss) per common share before other items	(0.11)	0.08	(0.20)	(0.19)
Fully diluted earnings (loss) per common share before other items	(0.08)	0.06	(0.15)	(0.12)
Net income (loss) for the period	181,707	11,860	(430,152)	(262,895)
Basic net gain (loss) per share	0.53	0.03	(1.26)	(0.84)
Diluted net gain (loss) per share	0.40	0.03	(0.95)	(0.54)

For the Quarterly Periods ending on:	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Total Revenues	$37,770	38,346	53,297	5,038
Income (loss) before other items	(137,756)	(77,508)	(19,711)	(70,318)
Earnings (loss) per common share before other items	(0.44)	(0.27)	(0.08)	(0.29)
Fully diluted earnings (loss) per common share before other items	(0.25)	(0.15)	(0.04)	(0.16)
Net income (loss) for the period	425,029	(20,211)	234,584	(220,322)
Basic net earnings (loss) per share	1.36	(0.07)	0.93	(0.92)
Diluted net earnings (loss) per share	0.76	(0.04)	0.51	(0.51)

A brief description of The Company’s quarterly periods ended June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006 are described below.  During the foregoing period, the Company’s revenues were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended June 30, 2003, the Company realized a net loss of $(220,322) as compared to a net loss of $(34,226) for the immediately preceding quarter due to a Loss on the write down of its investment in Las Vegas From Home.com Entertainment Inc.  As a result, the basic net loss per share for the quarterly period ended June 30, 2003, was $(0.92) per share as compared to a basic net loss of $(0.14) per share for the immediately preceding quarterly period, and the diluted net loss per share was $(0.51) as compared to a diluted net loss of $(0.08) per share for the immediately preceding quarterly period.

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

For the quarterly period ended June 30, 2004, the Company realized a net loss of $(262,895) mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period.  As a result, the basic net loss per share for the quarterly period ended June 30, 2004, was $(0.84) per share as compared to a gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004, was $(0.54) per share as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $(430,152) due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $(262,895) for the immediately preceding quarterly period.  As a result, the basic net loss per share for the quarterly period ended September 30, 2004, was $(1.26) per share as compared to a basic net loss of $(0.84) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004, was $(0.95) per share as compared to a diluted net loss of $(0.54) per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net gain of $11,860 due to the gain on the sale of its investment in marketable securities and the one time adjustment up of marketable securities as compared to a net loss of $(430,152) for the immediately preceding quarterly period.  As a result, the basic net gain per share for the quarterly period ended December 31, 2004, was $0.03 as compared to a basic net loss of $(1.26) per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended December 31, 2004, was $0.03 as compared to a diluted net loss of $(0.95) per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net gain of $11,860 for the immediately preceding quarterly period.  As a result, the basic net gain per share for the quarterly period ended March 31, 2005, was $0.53 as compared to a basic net gain of $0.03 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended March 31, 2005, was $0.40 as compared to a diluted net gain of $0.03 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2005, the Company realized a net gain of $18,028 as compared to a net gain of $181,707 during the immediately preceding quarterly period which was due mainly to the sale of its investment in marketable securities.  As a result, the basic net gain per share for the quarterly period ended June 30, 2005, was $0.05 as compared to a basic net gain of $0.53 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended June 30, 2005, was $0.04 as compared to a diluted net gain of $0.40 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2005, the Company realized a net gain of $42,661 as compared to a net gain of $18,028 during the immediately preceding quarterly period.  The increase in the net gain is mainly due to an increase in revenues from the Company’s investment in the three card games Software.  As a result, the basic net gain per share for the quarterly period ended September 30, 2005 was $0.13 as compared to a basic net gain of $0.05 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended September 30, 2005 was $0.10 as compared to a diluted net gain of $0.04 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2005, the Company realized a net loss of $(61,678) as compared to a net gain of $42,661 during the immediately preceding quarterly period.  The increase in the net loss is mainly due to an increase in expenses.  Revenue from the Company’s investment in the three card games Software has remained steady quarter over quarter.  As a result, the basic net loss per share for the quarterly period ended December 31, 2005 was $(0.16) as compared to a basic net gain of $0.13 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2005 was $(0.13) as compared to a diluted net gain of $0.10 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2006, the Company realized a net gain of $19,656 as compared to a net loss of $(61,678) during the immediately preceding quarterly period.  The increase in the net gain is mainly due to a decrease in expenses.  Revenue from the Company’s investment in the three card games Software has remained steady quarter over quarter.  As a result, the basic net gain per share for the quarterly period ended March 31, 2006 was $0.05 as compared to a basic net loss of $(0.16) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended March 31, 2006 was 0.04 as compared to a diluted net loss of $(0.13) per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

During 2006, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  While the Company has recently generated some revenue, the Company has not established a long term pattern of consistently generating meaningful revenues, and with the sale of the Company’s investment in the three card games Software, the Company’s recently generated revenues will most likely not be sustained.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Mineral Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years.  As of March 31, 2006 the Company’s investment in the Extra High Mineral Property totals $323,246 .  During 2006, the Company shall, on a best efforts basis, attempt to secure mineral exploration funds in order to conduct exploration work programs on the Extra High Property, the Blunt Mountain Property and the Whiteman Property.  Due to reasons beyond Bronx’s control including, but not limited to, fluctuating metal prices and adverse financial market conditions, it is quite possible that Bronx may not be able to raise the required funding for its proposed 2006 exploration work programs and may possibly have to abandon and write-off its entire investment in any or all of its Mineral Properties which are located in British Columbia.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the year ended December 31, 2005, no share purchase warrants were exercised, 24,286 warrants exercisable at $7.00 per common share have expired and a total of 37,500 warrants were issued at an exercise price of $2.00 per common share expiring on December 30, 2006.  Subsequent to the year end, 28,571 warrants exercisable at $7.00 expired on March 10, 2006.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing

Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000.  Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

During the year ended December 31, 2005, no stock options were granted to Directors, Officers, Employees and Consultants and on April 21, 2005, all of the 27,748 outstanding stock options at an exercise price of US $5.25 per common share expired.  During the three month period ended March 31, 2006, no stock options were granted to Directors, Officers, Employees and Consultants.  Currently there are no stock options granted and outstanding.  If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at December 31, 2005, the Company had $177,892 in cash and term deposits as compared to $287,488 for the period ended December 31, 2004 and as compared to $73,673 for the period ended December 31, 2003.  Working capital as at December 31, 2005, was $523,306 as compared to a working capital of $578,581 for the period ended December 31, 2004 and as compared to a working capital of $488,799 for the period ended December 31, 2003.  The cost of marketable securities as at December 31, 2005, was $301,095 as compared to $66,956 for the period ended December 31, 2004 and as compared to $528,200 for the period ended December 31, 2003.  As at December 31, 2005, the market value of the marketable securities was $580,628 as compared to $113,935 for the period ended December 31, 2004 and as compared to $850,500 for the period ended December 31, 2003.  Accounts receivable as at December 31, 2005, was $15,358 as compared to $Nil for the period ended December 31, 2004, and as compared to $Nil for the period ended December 31, 2003 and receivable from related parties as at December 31, 2005, was $61,098 as compared to $257,729 for the period ended December 31, 2004 and as compared to $Nil for the period ended December 31, 2003.

During the year ended December 31, 2005, a gain of $105,786 was realized on the sale of some of the Company’s marketable securities as compared to $69,386 for the year ended December 31, 2004 and as compared to $104,295 for the year ended December 31, 2003.

As at March 31, 2006, the Company had $22,078 in cash and term deposits as compared to $256,050 for the corresponding period in 2005 and as compared to $177,892 for the period ended December 31, 2005.  Working capital as at March 31, 2006 was $511,430 as compared to $613,193 for the corresponding period in 2005 and as compared to a working capital of $523,306 for the period ended December 31, 2005.  The cost of marketable securities as at March 31, 2006 was $389,943 as compared to $289,879 for the corresponding period in 2005 and as compared to $301,095 for the period ended December 31, 2005.  As at March 31, 2006 the market value of the marketable securities was $580,906 as compared to $809,130 for the corresponding period in 2005 and as compared to $580,628 for the period ended December 31, 2005.  Accounts receivable as at March 31, 2006 was $26,591 as compared to $5,495 for the corresponding period in 2005 and as compared to $15,358 for the period ended December 31, 2005, and receivable from related parties as at March 31, 2006 was $98,011 as compared to receivables from related parties of $ 83,024 for the corresponding period in 2005 and as compared to $61,098 for the period ended December 31, 2005.

During the three month period ended March 31, 2006, a net gain of $19,656 was realized as compared to a net gain of $181,707 for the corresponding period in 2005 and as compared to $425,029 for the corresponding period in 2004.

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

Subsequent to the year ended December 31, 2005, Bronx entered into a Purchase and Novation Agreement with Las Vegas whereby Bronx agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006.  As a result, Las Vegas has purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas have been issued to Bronx and are restricted from trading until May 1, 2007.  Concurrently, Bronx has transferred to Las Vegas all of Bronx’s right, title and interest in and to the three card games Software and all of Bronx’s revenue entitlement from the three card games Software.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units have been issued to the Company.    On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas at $0.25 per share for a total cost of $75,000.

Marketable securities are valued at the lower of cost and market at the balance sheet date.  As at December 31, 2005, the cost of all marketable securities which the Company holds is $301,095 (2004: $66,956; 2003: $528,200).  As at December 31, 2005, the market value of these securities is $580,628 (2004: $113,935; 2003: $850,500).  For the year ended December 31, 2005, the Company held 1,393,506 Las Vegas Securities (2004: 489,500; 2003: 4,000,000).

During the three month period ended March 31, 2006, the Company realized a gain of $1,598 on the sale of marketable securities. (March 31, 2005: $219,089) (2004: $562,785).

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” (Exhibit 10.9 – Incorporated by reference) with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

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

Pursuant to a Licensing Agreement dated November 4, 2002, with Las Vegas, a related company, the Company’s share of revenues from its investment in the three card games Software for the year ended December 31, 2005 was $484,804 (2004: $292,372; 2003: $100,951).  For the three month period ended March 31, 2006, the Company’s share of revenues from its investment in the three card games Software was $146,304 (2005: $102,360; 2004: $37,608).

The Company’s financial statements have been prepared in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in Note 14 to the Financial Statements in Item 17 of this Annual Report on Form 20-F.  These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Item 5.C. Research and development, patents and licences

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

The business of Las Vegas, a related company, is constantly undergoing changes, is intensely competitive and, is subject to changes in customer preferences.

In respect to the Company’s Mineral Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.

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

Contractual Obligations	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
[Long Term Debt Obligations]	n/a	n/a	n/a	n/a	n/a
[Capital (Finance) Lease Obligations]	n/a	n/a	n/a	n/a	n/a
[Purchase Lease Obligations]	n/a	n/a	n/a	n/a	n/a
[Operating Lease Obligations]	n/a	n/a	n/a	n/a	n/a
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	n/a	n/a	n/a	n/a	n/a
Total	n/a	n/a	n/a	n/a	n/a

In respect to information covered by Items 5.E. and 5.F., all financial information and statements have been fairly represented in accordance with Canadian generally accepted accounting principles.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2006, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

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

*Members of the audit committee.

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

Item 6.B.  Compensation

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2005, amounted to $364,024 (2004: $248,266) (2003:$227,742).  Certain directors of the Company are compensated for automobile expenditures and furthermore, certain directors, officers and employees of the Company are covered under a group medical and dental insurance plan.  Presently there exists no plan regarding directors' and officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Pursuant to the resolution, both independent Directors, namely Mr. J. W. Murton and Mr. Gregory T. McFarlane, each receive a monthly remuneration of $1,667 plus G.S.T. and $834 plus G.S.T. respectively.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  As of December 31, 2005, Bronx has paid J.W. Murton & Associates a total amount of $77,815 in respect to the 2005 exploration program on the Extra High Property consisting of $52,130 for geological services and $25,685 for out of pocket expenses.  For the three month period ended March 31, 2006, the Company has paid the sum of $21,750 plus G.S.T. to J. W. Murton & Associates for geological services.

A director of the Company was issued (during 2003 and 2004) an aggregate of 3,223 common shares in the capital of the Company in settlement of debts totalling $ 21,421 representing geological services rendered to the Company (Exhibits 10.8 & 10.9 – Incorporated by reference).

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 and on July 1, 2005, by resolutions of the Directors of Bronx, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41* - Attached) the aggregate amount of payments made for Management Fees totaled $300,000 during the year ended December 31, 2005, (2004:$240,000) (2003: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.  The aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2006, (2005:$60,000) (2004: $60,000).

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

For the Fiscal year ended December 31, 2005, and up to and including the date of this report (May 31, 2006) no incentive stock options were exercised by any of the Company’s directors or officers.  As of May 31, 2006, there are no outstanding incentive stock options.

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

6.C.2.  Details of Directors’ Service Contracts.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 and on July 1, 2005, by resolutions of the Directors of Bronx, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41* - Attached) the aggregate amount of payments made for Management Fees totaled $300,000 during the year ended December 31, 2005, (2004:$240,000) (2003: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2006 and is renewable on an annual basis and may be terminated at anytime by either party on three months written notice.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the three month period ended March 31, 2006, the Company has paid $90,000 (2005: $60,000) (2004: $60,000) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which is scheduled to take place on June 2, 2006.  The Information Circular (Exhibit 20.1 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee nor an executive committee largely due to its size.

Item 6.D.  Employees

The Company employs 4 people in Administration and 2 in Management.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E.  Share Ownership

The number of common shares without par value beneficially owned (directly or indirectly) by officers and directors of the Company as of May 31, 2006, are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	80,501 direct 14,690 indirect (1)	25.2%
Jacob H. Kalpakian Vancouver, BC, Canada	75,819 direct 14,690 indirect (1)	23.9%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil	0%
J. Wayne Murton Kelowna, BC, Canada	Nil	0%
Penilla Klomp Richmond, BC, Canada	Nil	0%

Notes:*

Based on 378,211 issued and outstanding common shares as of May 31, 2006.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference)

The Company’s 2004 Stock Option Plan, which has replaced the Company’s former 2002 and 2003 Stock Option Plans reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

As of May 31, 2006, there are no incentive stock options granted or outstanding.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1.  The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  The Company is neither directly nor indirectly owned nor controlled by any other corporation or any foreign government.

As at May 31, 2006, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	197,129 (1)	52.12%
CDS & Co., Toronto, Ontario**	181,082	42.65%

(1)

Of these common shares, 80,501 are held by Bedo H. Kalpakian directly, 75,819 are held by Jacob H. Kalpakian directly, an aggregate of 29,380 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 11,429 common shares are held by family members of Jacob H. Kalpakian.

*    Based on 378,211 issued and outstanding common shares as of May 31, 2006.

** Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the                  Company.

As at May 31, 2005, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	159,629 (1)	46.85%
CDS & Co., Toronto, Ontario**	99,881	29.31%
Cede & Co **.	18,098	5.31%

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

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Vancouver, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	118,820 direct(1) 1,094 indirect (2)	38.4%
CDS & Co., Toronto, Ontario**	83,660	26.80%
Interfranchise Inc., Rosemere, Quebec ***	32,143	10.3%

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

7.A.2.  As of December 31, 2005, the Company had 378,211 issued and outstanding common shares.  The number of outstanding common shares of the Company held in the United States and the number of recorded holders thereof were 18,165 outstanding common shares and 9 recorded shareholders respectively.

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

Item 7.B. Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management, officers and directors.

As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to Office expenses, Loans, Benefits and Rent.  Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas.  The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.  During the year ended December 31, 2005, Las Vegas has paid to the Company payroll expenses of $205,608 (2004: $185,450; 2003: $155,796); and other expenses of $1,455 (2004:$14,139; 2003 - $29,629) and Las Vegas charged the Company for its share of rent totalling $6,000 (2004 - $6,032; 2003 - $7,090).

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”),  resulting in the three card games Software being equally owned by Las Vegas and the Company.  Las Vegas is the operator of the three card games Software and markets the three card games.  Las Vegas receives 60% of all revenues that are generated from the operation of the three card games Software and the Company receives 40%.  The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005 (2004: $292,372) (2003: $100,951).  For the three month period ended March 31, 2006, the Company’s share of revenues from the three card games Software was $146,304 (2005: $102,360; 2004: $37,608).

Subsequent to year ended December 31, 2005, the Company and Las Vegas determined that it would be in their best interests if the Company would sell its interest in the three card games Software to Las Vegas.

As the Company and Las Vegas have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction.  Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and Las Vegas its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and Las Vegas if:-

1.

Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.

Las Vegas is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx entered into a Purchase and Novation Agreement (Exhibit 10.10* - attached) with Las Vegas whereby Bronx agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006.  As a result, Las Vegas has purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas have been issued to Bronx and are restricted from trading until May 1, 2007.  Concurrently, Bronx has transferred to Las Vegas all of Bronx’s right, title and interest in and to the three card games Software and all of Bronx’s revenue entitlement from the three card games Software.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 and on July 1, 2005, by resolutions of the Directors of Bronx, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41* - Attached) the aggregate amount of payments made for Management Fees totaled $300,000 during the year ended December 31, 2005, (2004:$240,000) (2003: $180,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2006 and is renewable on an annual basis and may be terminated at anytime by either party on three months written notice.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the three month period ended March 31, 2006, the Company has paid $90,000 (2005: $60,000) (2004: $60,000) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

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

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000.  Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.  Subsequent to the year ended December 31, 2005, the Company entered into a second Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.  As a result, the Company currently owns 2,500,000 common shares in the capital of Colt.  Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Pursuant to the resolution, both independent Directors, namely Mr. J. W. Murton and Mr. Gregory T. McFarlane, each receive a monthly remuneration of $1,667 plus G.S.T. and $834 plus G.S.T. respectively.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  As of December 31, 2005, Bronx has paid J.W. Murton & Associates a total amount of $77,815 in respect to the 2005 exploration program on the Extra High Property consisting of $52,130 for geological services and $25,685 for out of pocket expenses.  For the three month period ended March 31, 2006, the Company has paid the sum of $21,750 plus G.S.T. to J. W. Murton & Associates for geological services.

During 2005, 2004 and 2003, none of the directors advanced any funds to the Company, however, during 2004, the Company advanced the sum of $45,000 to a director which bore interest at the Bank of Montreal rate of Prime plus 1% and which was payable on demand. As of December 31, 2004, the total amount receivable, including interest was $45,406.  During the year ended December 31, 2005 the amount owing of $45,406 by a director was fully repaid.

The Company is related to the following companies by common management and/or directors and/or officers:

-

Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Bulletin Board and on the Berlin & Frankfurt Stock Exchanges;

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-

Blue Rock Mining, Inc., a private Nevada corporation which was a wholly-owned subsidiary of the Registrant and which was dissolved during 2003;

-

Colt Capital Corp, a reporting issuer in the provinces of Alberta and British Columbia, the securities of which are not currently listed on any stock exchange or quotation system.  Colt Capital Corp was incorporated in the Province of Alberta and has been continued into the Province of British Columbia;

-

J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a director of the Company;

-

Mountain Capital Inc. (“Mountain”) a public company listed on the TSX Venture Exchange of which Jacob H. Kalpakian, Bedo H. Kalpakian and J. Wayne Murton are officers, directors and principal shareholders;

-

Touchdown Capital Inc. (“Touchdown”) a private company incorporated under the laws of British Columbia, of which Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2005, are included in Item 17 of this report.

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

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2005, other than the following:-

1.

Subsequent to the year ended December 31, 2005, the Company entered into a Purchase and Novation Agreement to sell to Las Vegas all of its right, title and interest in and to the three card games Software, (the “Purchase & Novation Agreement”).  The Purchase & Novation Agreement (Exhibit 10.10* – Attached) received the approval of the TSX Venture Exchange on April 28, 2006. The closing of the transaction took place on May 5, 2006 and as a result, Las Vegas purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share. The Las Vegas shares are restricted from trading until May 1, 2007.

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

OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2001	0.32	0.07	412,400
2002	0.61	0.02	673,500
2003	2.00	0.199	1,257,800
2004	0.59	0.05	1,282,700
2005	4.65	2.31	370,800
Two Most Recent Financial Years
Year 2004
Jan 1 – Mar 31	0.35	0.15	243,400
Apr 1 – Jun 30	0.59	0.15	375,200
Jul 1 – Sep 30	0.12	0.05	273,100
Oct 1 – Dec 31	0.25	0.05	391,000

Year 2005
Jan 1 – Mar 31	8.00	0.20	254,600
Apr 1 – Jun 30	7.50	3.05	42,300
Jul 1 – Sep 30	7.00	3.25	16,300
Oct 1 – Dec 31	4.50	2.30	57,600
Year 2006
Jan 1 – Mar 31	3.95	1.85	53,339
Six Most Recent Months
December 2005	2.55	2.30	11,700
January 2006	3.95	1.85	18,731
February 2006	3.95	2.40	31,236
March 2006	2.65	2.35	3,372
April 2006	3.45	2.00	54,410
May 2006	3.30	2.51	29,813

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 378,211 common shares are issued and outstanding as of May 31, 2006, and no preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data as of May 31, 2006	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 31, 2006	378,211	Nil	N/A	N/A
Stock Options	-	Nil	N/A	N/A
Warrants	66,071	Nil	Cdn$2.00-$7.00	July 20/06 to December 30/06
Fully Diluted as at May 31, 2006	444,282	Nil	N/A	N/A

Item 10.A.4.  Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2005 and 2004.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2003	208,286	$ 5.25 to $ 7.00
Granted	57,142	$ 5.25 to $ 7.00
Expired	(184,000)	$ 5.25 to $ 7.00

Balance, December 31, 2004	81,428	$ 5.25 to $ 7.00
Granted	37,500	$ 2.00
Expired	(24,286)	$ 5.25 to $ 7.00

Balance, December 31, 2005	94,642	$ 2.00 to $ 7.00

At December 31, 2005, the following warrants are exercisable and outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2005	2004

March 10, 2005 or	$ 5.25
March 10, 2006	$ 7.00	28,571	28,571
July 20, 2005 or	$ 5.25
July 20, 2006	$ 7.00	28,571	28,571
December 31, 2004 or	$ 5.25
December 30, 2005	$ 7.00	0	24,286
December 30, 2006	$ 2.00	37,500	0

Balance, end of year		94,642	81,428

At March 31, 2006, the following warrants are outstanding.  The warrants entitle the holders to purchase the stated number of common shares at the exercise price.  Each warrant is entitled to one common share. The expiry dates are as follows:

Expiry Date	Exercise Price	Number of Warrants

July 20, 2005 or	$ 5.25
July 20, 2006	$ 7.00	28,571

December 30, 2006	$ 2.00	37,500

Balance, end of Period	$2.00 - $7.00	66,071

Item 10.A.5.  Stock Options

The Company has adopted its 2004 Stock Option Plan whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The Company’s 2004 Stock Option Plan has received the required approval of the Company’s shareholders and of its Board of Directors.  From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference)

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2005 and 2004.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2003		US $ 5.25 to Cdn $ 78.75
Granted	27,748	US $ 5.25
Expired	(20,147)	US $ 5.25 to Cdn $ 78.75

Balance, December 31, 2004		US $ 5.25 to Cdn $ 78.75
Expired	(27,970)	US $ 5.25 to Cdn $ 78.75

Balance, December 31, 2005

The following summarizes the stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2006.

Stock Options	Number of options **	Exercise price per option $
Balance beginning of period	Nil	N/A
Options expired	-	-
Options granted	-	-
Options exercised	-	-
Options cancelled	-	-
Balance end of period	Nil	N/A

** One option is required to purchase 1 (one) common share.

As at March 31, 2006, there are no stock options which are outstanding.

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares.  All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

Authorized:  Unlimited number of Common and Preferred shares without par value, of which there are no preferred shares issued.

	Number of
	Common		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2003			67,582
Private placement	57,143	200,000	-
Shares issued for settlement of debt	652	3,424	-
Stock based compensation	-	-	146,268

Balance, December 31, 2004			$213,850
Future income tax recovery on renounced shares	-	(56,992)	-
Private Placement	37,500	75,000	-

Balance December 31, 2005	378,211	22,680,846	213,850

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation.

Item 10.B. Articles of Association

The Company’s shareholders considered and approved a special resolution to adopt new Articles for the Company at the Company’s Special Meeting which was held on January 10, 2005, (Exhibit 3.2 - Incorporated by reference).

Item 10. C. Material Contracts

The Company entered into a Licensing Agreement on November 4, 2002 with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) a related company, (Exhibit 10.2 - Incorporated by reference) for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games Software”).

Subsequent to the year ended December 31, 2005, the Company entered into a Purchase and Novation Agreement (Exhibit 10.10* – Attached) to sell to Las Vegas all of its right, title and interest in and to the three card games Software, (the “Purchase & Novation Agreement”).  The Purchase & Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006 and as a result, Las Vegas purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share which are restricted from trading until May 1, 2007.

The Company entered into an Investment Agreement (Exhibit 10.6- Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.

On March 26, 2004, Bronx entered into an Option Agreement (Exhibit 10.5- Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.

The Management Services Agreement dated November 1, 2001, (Exhibit 10.4 – Incorporated by reference) and Addendum to the Management Services Agreement (Exhibit 10.41* - Attached) entered into between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a private company related by common directors, pays Kalpakian Bros. of B.C. Ltd. a management fee of $30,000 plus G.S.T. per month.  The Management Services Agreement is automatically renewable on a year by year basis and may be terminated by either party on three months written notice.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

BRONX VENTURES INC. ("Bronx") is classified as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement  by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2005 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of a related party because the funds are held in a recognized financial institution.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

a)

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.  Our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-14(c) and 15d -14(c) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F.

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

[Exhibit *31.1]

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

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 –Incorporated by reference)

The Code of Ethics can be accessed electronically at http://www.Bronxventures.com .

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2005: $31,399) (2004: $19,143) and (2003:$12,388).

(b)

Audit – Related Fees: There were no further fees other than those disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2005: $1,500) (2004: $900) and (2003: $600) which are included in the amounts disclosed in item (a) above.

(d)

All other Fees: There were no other fees.

For further details with respect to the Audit Committee’s Charter included in the Company’s Information Circular dated April 14, 2006. (Exhibit 20.1 – Incorporated by reference)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $15,000 and individual assignments up to a maximum cost of $10,000. All other assignments must be pre-approved by the Audit Committee.  All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17.  FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2005 and 2004, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's financial statements are stated in Canadian dollars (Cdn $)

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Registered Public Accounting Firm

for the years 2005 and 2004

-Comments by Independent Accountants

for United States Readers on Canada

- United States Reporting Conflict

-Balance Sheets as at December 31, 2005 and December 31, 2004

-Statements of Operations and Deficit for

the years ended December 31, 2005, 2004 and 2003

-Statements of Cash Flows for the years ended December 31, 2005,

2004 and 2003

-Notes to the Financial Statements

Page 59-79

ITEM 18.   FINANCIAL STATEMENTS

The Company's financial statements which are required to be filed hereunder are listed in Item 17 and are specifically incorporated herein by this reference.  The Company's financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 19. EXHIBITS

3.1

Certificate of Incorporation and Memorandum and Articles (Incorporated by reference –

Previously filed on Registration Statement on Form 20-F, May 1988)

3.2

New Articles (Incorporated by reference) –Static Copy of British Columbia

Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483) http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm

10.1.

2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)

http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm

10.2

Licensing Agreement with Las Vegas From Home.com Entertainment Inc. dated November 4, 2002. (Incorporated by reference - previously filed on Form 20-F/A, June 2003)

http://www.sec.gov/Archives/edgar/data/825171/000113717103000289/lucky20fa.htm

10.4

Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.41* Addendum to the Management Services Agreement dated July 31, 2005 (Attached)

10.5

Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.6

Investment Agreement in the Intercafé Project - Previously filed on Form 20-F 2003.  (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex9.htm

10.7

2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm

10.8

Debt Settlement Agreement dated August 15, 2003 – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850 http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement.htm

10.9

Debt Settlement Agreement dated April 8, 2004 – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.10*

Purchase and Novation Agreement (Attached)

11.1*

Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1

Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.
0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

20.1

Notice of Annual General Meeting, 2006 and Management Proxy Materials

(Incorporated by reference – previously filed on Form 6-K May 02, 2006 (Accession Number 0001309014-06-000333) http://www.sec.gov/Archives/edgar/data/825171/000130901406000333/exhibit1.htm http://www.sec.gov/Archives/edgar/data/825171/000130901406000333/exhibit2.htm

20.2

Notice of Annual General Meeting, 2005 and Management Proxy Materials

Incorporated by reference - previously filed on Form 6-K May 30, 2005)

http://www.sec.gov/Archives/edgar/data/825171/000130901405000254/exhibit2.htm

20.3

Notice of Special General Meeting, 2005 and Management Proxy Materials

(Incorporated by reference - previously filed on Form 6-K December 3, 2004)

http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1* Sarbanes Oxley Act Section 302, Certified by Bedo H. Kalpakian, President (Attached)

32.1* Sarbanes Oxley Act Section 906, Certified

by Bedo H. Kalpakian, C.E.O & C.F.O. (Attached)

99. * Financial Exhibits: – (unaudited)

99.1*

Schedules I - Marketable Securities - Other Investments

99.2*

Schedules II - Amounts Receivable from Related Parties and Underwriters,

Promoters and Employees other than Related Parties

99.3*

Schedules III & IV - Property, Plant and Equipment and Accumulated

Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith (Attached)

SIGNATURE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F(2005) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRONX VENTURES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Dated this 31st day of May, 2006.

BRONX VENTURES INC.

Financial Statements

December 31, 2005 and 2004

Index

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

59-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF BRONX VENTURES INC.

We have audited the balance sheets of Bronx Ventures Inc. as at December 31, 2005 and 2004 and statements of operations and deficit, and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 14.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going-concern.  Our report to the shareholders dated February 9, 2006 is also expressed in accordance with Canadian reporting standards that do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada

February 9, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated February 9, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

As discussed in note 5 to the financial statements, an error resulting in an overstatement of previously reported net loss for the year ended December 31, 2004 was discovered during the current year.  Accordingly, the 2004 financial statements have been restated and an adjustment has been made to retained earnings as of January 1, 2005 to correct the error.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada

February 9, 2006

BRONX VENTURES INC.

Balance Sheets (note 5)

December 31

(Canadian Dollars)

	2005	2004
		(note 5)
Assets
Current
Cash and term deposits	$177,892	$287,488
Marketable securities (note 6)	301,095	66,956
Accounts receivable	15,358	0
Receivable from related parties (note 11)	61,098	257,729
Cash held on behalf of related party (note 11)	1,218	583,670
Total Current Assets
Mineral Property (note 9)	291,339	31,932
Furniture and Equipment (note 8)	4,492	9,898

Total Assets	$852,492	$1,237,673

Liabilities
Current
Accounts payable and accruals	$23,628	$24,390
Payable to related parties (note 11)	8,509	9,202
Cash held on behalf of related party	1,218	583,670

Total Liabilities	33,355	617,262

Shareholders’ Equity
Capital Stock (note 10)	22,680,846	22,662,838
Contributed Surplus	213,850	213,850
Deficit	(22,075,559)	(22,256,277)
Total Shareholders’ Equity

Total Liabilities and Shareholders’ Equity	$852,492	$1,237,673

Commitments and Subsequent Events (notes 15 and 16)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statement

BRONX VENTURES INC.

Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars)

	2005	2004	2003
		(note 5)	(note 3(h))
Revenues	$484,804	$292,372	$100,951
Expenses
Management fees (note 11)	300,000	240,000	180,000
Salaries and benefits	49,717	153,354	88,961
Legal, accounting and audit	30,563	83,632	46,280
Regulatory and transfer fees	20,696	8,213	8,735
Finance, interest and foreign exchange	16,106	6,305	3,202
Directors’ fees	15,006	0	0
Office and miscellaneous	13,024	17,861	19,443
Telephone	6,026	2,885	2,404
Rent	6,000	6,032	7,090
Travel, meals and entertainment	2,264	190	2,357
Mineral license fees	2,212	2,212	0
Shareholder communication	1,069	5,054	1,678
Amortization	5,406	3,180	6,686
	468,089	528,918	366,836
Income (Loss) Before Other Items	16,715	(236,546)	(265,885)
Other Items
Interest income	1,225	1,002	1,425
Write-down of investment in Inter-Café
Project (note 7)	0	(90,000)	0
Write-down of mineral property	0	0	(4)
Gain on sale of securities, net	105,786	69,386	104,295
Abandonment of subsidiary	0	0	55,872
	107,011	(19,612)	161,588
Income (Loss) Before Income Tax	123,726	(256,158)	(104,297)
Future Income Tax Recovery on
Expenditures Renouncement (note 13)	56,992	0	0
Net Income (Loss) for Year	180,718	(256,158)	(104,297)
Deficit, Beginning of Year (notes 3(i) and 5)	(22,256,277)	(22,000,119)	(21,895,822)

Deficit, End of Year (notes 3(i) and 5)	$(22,075,559)	$(22,256,277)	$(22,000,119)
Basic Net Earnings (Loss) Per
Common Share	$ 0.53	$ (0.79)	$ (0.43)
Diluted Earnings Per Share	$ 0.53	N/A	N/A
Weighted Average Number of Common
Shares Outstanding	341,944	322,269	241,321

See notes to financial statement

BRONX VENTURES INC.

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2005	2004	2003
		(note 5)
Operating Activities
Net income (loss)	$180,718	$(256,158)	$(104,297)
Items not involving cash
Amortization	5,406	3,180	6,686
Stock-based compensation	0	146,268	67,582
Write-down of mineral properties	0	0	4
Write-down of investment in Inter-Café
Project (note 7)	0	90,000	0
Gain on sale of securities	(105,786)	(69,386)	(104,295)
Future income tax recovery	(56,992)	0	0
Abandonment of subsidiary	0	0	(55,872)

Operating Cash Flow	23,346	(86,096)	(190,192)
Changes in Non-Cash Working Capital
(note 12)	179,818	(333,817)	16,406

Cash Provided by (Used in) Operating Activities	203,164	(419,913)	(173,786)

Financing Activities
Issue of shares, net of issue costs	75,000	200,000	735,000
Finder’s fee	0	0	(45,000)

Cash Provided by Financing Activities	75,000	200,000	690,000

Investing Activities
Proceeds on sale of marketable securities	152,217	1,809,475	354,295
Purchase of interest in long-term
investment	0	(65,000)	(25,000)
Investment in mineral property	(259,407)	(31,932)	0
Purchase of marketable securities	(280,570)	(1,278,815)	(778,200)

Cash Provided by (Used in) Investing Activities	(387,760)	433,728	(448,905)

Inflow (Outflow) of Cash
Cash and Term Deposits, Beginning of Year	287,488	73,673	6,364

Cash and Term Deposits, End of Year	$177,892	$287,488	$73,673

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the exploration and development of natural resource properties with interests in the Extra High

See notes to financial statement

Property located in British Columbia and Lithium mineral properties located in Ontario.

The Company also has an investment in software for online gaming and an investment in the securities of a publicly listed related company.  The Company’s revenues are derived from its investment in online gaming software.

The Company's common shares trade on the OTC Bulletin Board in the USA under the trading symbol “BRXVF”.

On January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., due to its capital stock being consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock being increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA.  The common shares of Bronx Ventures Inc. then commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Until the current year the Company has incurred significant operating losses and has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

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

(d)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Amortization

Property and equipment are recorded at cost.  The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment

-  20%

Computer equipment

-  30%

(f)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of the fair value can be made.  The carrying amount of the long-lived asset is increased by the same amount as the liability.   The adoption of this accounting policy has not affected the Company’s financial statements.

(g)

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

(h)

Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement, which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games.  The Company recognizes these revenues as they are reported and received by Las Vegas.

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

Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Stock-based compensation plans (Continued)

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

(j)

Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

The dilutive effect of options and warrants was not reflected in loss per share for 2004 and 2003 as the effect would have been anti-dilutive.

(k)

Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common shares.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

(l)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities approximate quoted market values, as disclosed in note 6.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of a related party because the funds are held in a recognized financial institution.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.

GAIN ON SALE OF MARKETABLE SECURITIES RESTATEMENT

The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  The Company has restated the 2004 financial statements as follows:

Proceeds on Sale of Securities, net
As previously reported (before reclassification $1,591,501)	$1,540,517
As restated	$1,809,475

Gain (Loss) on Sale of Securities, net
As previously reported (before reclassification $7,067)	$(43,917)
As restated	$69,386

Net Loss
As previously reported	$369,461
As restated	$256,158

Deficit
As previously reported	$22,369,580
As restated	$22,256,277

Cash and Term Deposits
As previously reported	$18,530
As restated	$287,488

Marketable Securities
As previously reported	$222,611
As restated	$66,956

Certain prior year figures have been reclassified to agree to current year’s presentation.

6.

MARKETABLE SECURITIES

	2005	2004

Marketable securities (market - $580,628; 2004 - $113,935)	$301,095	$66,956

The Company owns 1,393,506 shares (1.51%) of the total outstanding shares in the capital of Las Vegas, a related party as of December 31, 2005 (2004 – 489,500 shares, or 0.70%).  The market value is determined based on the stock price of marketable securities at December 31, 2005.

7.

INVESTMENT IN INTER-CAFÉ PROJECT

During 2003, the Company made a down payment of $25,000 on an investment in the “Inter-Café Project”, a business development concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment.  The agreement with Interfranchise Inc. required an additional payment of $65,000 to acquire a 10% interest in the Inter-Café Project.  During 2004, the Company paid the remaining $65,000 for a total investment of $90,000 by the Company in the Inter-Café Project.  The Company subsequently wrote off this investment since recovery on the investment became doubtful.

8.

FURNITURE AND EQUIPMENT

	2005
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,002	$4,492

	2004
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$120,502	$5,992
Computer equipment	35,112	31,206	3,906

	$161,606	$151,708	$9,898

9.

MINERAL PROPERTY

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1.5% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of northwestern Ontario.  During 2000, the Company wrote-off these mineral properties.

9.

MINERAL PROPERTY (Continued)

Investment in mineral property consists of costs incurred on the Extra High Property as follows:

			Cumulative to
	December 31,		December 31,
	2004	2005	2005

Acquisition	$15,000	$30,000	$45,000
Staking	3,639	0	3,639
Assessment and miscellaneous	895	5,113	6,008
Geological, geochemical, trenching
and drilling	12,398	224,294	236,692

Total	$31,932	$259,407	$291,339

10.

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)

Issued

	Number of
	Common		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2003	15,000	$30,000	$67,582
Private placement	57,143	200,000	0
Shares issued for settlement of debt	652	3,424	0
Stock-based compensation	0	0	146,268
Balance, December 31, 2004	340,711	22,662,838	213,850
Future income tax recovery on
renounced shares	0	(56,992)	0
Private placement	37,500	75,000	0

Balance, December 31, 2005	378,211	$22,680,846	$213,850

10.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation, which took effect on January 17, 2005 (note 1).

During 2005, the Company issued 37,500 flow-through share units of the securities of the Company to directors at the purchase price of $2 per unit for total proceeds to the Company of $75,000.  Each unit consists of one flow-through common share and one flow-through common share purchase warrant exercisable at $2 per share for a period of twelve months.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively.  Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months, and thereafter at a price of $7 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7 per non-flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003.  Subsequent to the year ended December 31, 2004, the renounced expenses were reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused exploration expenses were renounced by the Company during the year ended December 31, 2005.

During 2004, the Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7 per common share, if exercised during the second year.  The warrants expire on July 20, 2006.

10.

CAPITAL STOCK (Continued)

(c)

Warrants

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2005 and 2004.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2003	208,286	$ 5.25 to $ 7.00
Granted	57,142	$ 5.25 to $ 7.00
Expired	(184,000)	$ 5.25 to $ 7.00

Balance, December 31, 2004	81,428	$ 5.25 to $ 7.00
Granted	37,500	$ 2.00
Expired	(24,286)	$ 5.25 to $ 7.00

Balance, December 31, 2005	94,642	$ 2.00 to $ 7.00

At December 31, 2005, the following warrants are exercisable and outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2005	2004

March 10, 2005 or	$ 5.25
March 10, 2006	$ 7.00	28,571	28,571
July 20, 2005 or	$ 5.25
July 20, 2006	$ 7.00	28,571	28,571
December 31, 2004 or	$ 5.25
December 30, 2005	$ 7.00	0	24,286
December 30, 2006	$ 2.00	37,500	0

Balance, end of year		94,642	81,428

10.

CAPITAL STOCK (Continued)

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s former 2002 and 2003 Stock Option Plans reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During 2004, an aggregate of 27,748 stock options were granted to directors, officers, employees and consultants at an exercise price of US $5.25 per common share.  No stock options were exercised or cancelled; however, 20,147 stock options expired during the year.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2005 and 2004.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2003	20,369	US $ 5.25 to Cdn $ 78.75
Granted	27,748	US $ 5.25
Expired	(20,147)	US $ 5.25 to Cdn $ 78.75

Balance, December 31, 2004	27,970	US $ 5.25 to Cdn $ 78.75
Expired	(27,970)	US $ 5.25 to Cdn $ 78.75

Balance, December 31, 2005	0

10.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

As at December 31, 2005 and 2004, the following stock options are exercisable and  outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2005	2004

March 21, 2004 (amended price)
(expired)	US $ 5.25	0	0
April 9, 2004 (expired)	Cdn $ 78.75	0	0
May 26, 2004 (expired)	Cdn $ 78.75	0	0
September 23, 2004 (expired)	US $ 5.25	0	0
October 5, 2004 (expired)	Cdn $ 78.75	0	0
February 3, 2005 (expired)	Cdn $ 78.75	0	222
April 21, 2005 (expired)	US $ 5.25	0	27,748

Total stock options outstanding	US $ 5.25 to Cdn $ 78.75	0	27,970

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted to employees, and accordingly, compensation expense of $Nil (2004 - $131,200; 2003 - $3,460) was recognized as salaries expense, and $Nil (2004 - $15,068; 2003 - $64,122) was recognized as consulting expense in 2005.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2005	2004	2003

Expected life (years)	N/A	1	1
Interest rate	N/A	3.00%	3.00%
Volatility	N/A	239.39%	183.67%
Dividend yield	N/A	0.00%	0.00%

10.

CAPITAL STOCK (Continued)

(e)

Earnings (loss) per share

The following is reconciliation between the weighted average number of shares and number of shares used for diluted earnings (loss) per share (note 3(j)):

	2005	2004	2003

Weighted average number of shares outstanding - Basic	341,944	322,269	241,321
Pro-rated dilutive warrants	554	N/A	N/A
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of shares outstanding - Diluted	342,498	322,269	241,321

11.

RELATED PARTY TRANSACTIONS

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management, officers and certain directors.

	2005	2004

Receivable from related parties
Receivable for payroll expenses charged to Las Vegas	$19,293	$0
Loan receivable from Las Vegas, interest at prime plus
1% per annum and due on demand	0	16,418
Gaming revenue receivable from Las Vegas (note 3(h))	41,805	195,905
Directors’ loans, interest at prime plus 1% per annum and due on demand	0	45,406

	$61,098	$257,729

Payable to related parties
Payable for rent charged from Las Vegas	$(535)	$0
Directors’ fees payable to a director	(5,004)	0
Geological services payable to a company owned by a director	(2,970)	(9,202)

	$(8,509)	$(9,202)

Cash held on behalf of Las Vegas of $1,218 (2004 - $583,670) is without interest and payable on demand.

11.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(a)

Geological services of $77,815 (2004 - $13,468; 2003 - $Nil) were provided by a company owned by a director.

(b)

Management fees of $300,000 (2004 - $240,000; 2003 - $180,000) were paid to a company related by common management and directors.

(c)

The Company received revenue of $484,804 (2004 - $292,372; 2003 - $100,951) from Las Vegas from the Company’s investment in online gaming software.  These amounts are recorded as reported by Las Vegas.

(d)

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of Cdn $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The Company may either increase or decrease its investment in Las Vegas in the future.

(e)

Directors’ fees of $15,006 (2004 - $Nil) were paid to two directors.

(f)

During the year, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”), a company related by common directors.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

(g)

Paid to the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses $205,608 (2004 - $185,450; 2003 - $155,796); and

(ii)

other expenses $1,455 (2004 - $14,139; 2003 - $29,629).

Paid to Las Vegas

Las Vegas charged the Company for its share of:

(i)

rent $6,000 (2004 - $6,032; 2003 - $7,090).

12.

CHANGES IN NON-CASH WORKING CAPITAL

	2005	2004	2003

Accounts receivable	$(15,358)	$0	$0
Receivable from related parties	196,631	(257,729)	26,821
Payables and accruals	(762)	(11,859)	(50,771)
Payable to related parties	(693)	(64,229)	40,356

	$179,818	$(333,817)	$16,406

Supplementary information
Shares issued for settlement of debt	$0	$3,424	$17,997
Interest paid	$13,337	$4,384	$4,164

13.

INCOME TAXES

The Company has available approximate non-capital losses of $2,040,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2006	$725,000
2007	452,000
2008	319,000
2009	440,000
2010	104,000

$2,040,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

13.

INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004

Income tax benefit computed at Canadian statutory rates	$64,372	$(97,340)
Amortization in excess of capital cost allowance	1,926	1,208
Gain on sale of securities	(24,734)	33,124
Share issuance and financing costs	(5,670)	7,095
Non-deductible stock-based compensation	0	55,582
Non-deductible write-down of investment	0	34,200
Utilized (unrecognized) tax losses	21,098	(33,869)

Future income tax benefit	$56,992	$0

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$230,067	$243,200
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	913,659	1,035,120
Net losses carried forward	726,764	1,024,480
Other	18,315	0

	1,888,805	2,302,800
Valuation allowance for future income tax assets	(1,888,805)	(2,302,800)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

Recent US accounting pronouncements

(i)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(ii)

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

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States ("US GAAP").

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

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur.  For Canadian GAAP, gains and losses are only recognized in earnings when realized.

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)

Differences between US and Canadian GAAP:

(i)

Under US GAAP, comprehensive income must be reported, which is defined as net income or loss plus or minus all changes in equity other than those resulting from investments by owners and distributions to owners.

(ii)

Under Canadian GAAP, the Company did not meet the criteria to adopt the fair value method for calculating stock-based compensation prospectively, and therefore, had to adopt the change retroactively (note 3(i)).  Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively.  The Company adopted the change for US GAAP prospectively.

	2005	2004

Total Assets for Canadian GAAP	$852,492	$1,237,673
Adjustments increasing (decreasing) total assets
Unrealized gain (loss) on marketable securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	279,533	46,979
Write-off of mineral property under US GAAP	(291,339)	(31,932)

Total Assets for US GAAP	$840,686	$1,252,720

	2005	2004

Total Liabilities for Canadian GAAP	$33,355	$617,262
Adjustment increasing total liabilities	0	0

Total Liabilities for US GAAP	33,353	617,262

Total Equity for Canadian GAAP	819,137	620,411
Adjustment increasing (decreasing) total equity
Change in marketable securities	279,533	46,979
Change in mineral property	(291,339)	(31,932)

Total Equity for US GAAP	807,331	635,458

Total Liabilities and Equity for US GAAP	$840,686	$1,252,720

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)

Differences between US and Canadian GAAP (Continued):

(ii)

(Continued)

	2005	2004	2003

Net Income (Loss) for Canadian GAAP	$ 180,718	$ (256,158)	$ (104,297)
Adjustments increasing (decreasing) total net income (loss)
Adopt fair value for stock-based compensation prospectively under US GAAP	0	0	64,122
Write-off of mineral property under US GAAP	(259,407)	(31,932)	0
Unrealized gain/loss on marketable securities	265,701	9,990	322,300
Reversal of gains reported in prior years US income and current year Canadian income	(33,147)	(285,311)	0
Future income tax recovery	(56,992)	0	0

Net Income (Loss) for US GAAP	$ 96,873	$(563,411)	$ 282,125

	2005	2004	2003
Earnings (loss) per common share
Canadian GAAP - Basic	$ 0.53	$ (0.79)	$ (0.43)
US GAAP - Basic	$ 0.28	$ (1.75)	$ 1.17
Canadian GAAP - Diluted	$ 0.53	N/A	N/A
US GAAP - Diluted	$ 0.28	N/A	$ 0.91

The calculation of 2003 weighted average number of shares outstanding – diluted includes 64,046 pro-rated dilutive warrants and 3,647 pro-rated dilutive options, which are anti-dilutive for Canadian purposes.

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)

Differences between US and Canadian GAAP (Continued):

(ii)

(Continued)

	2005	2004	2003

Shareholders’ Equity
Common Shares Issued
Beginning balance	$ 22,809,106	$ 22,459,414	$ 21,501,417
Issue of shares	75,000	203,424	957,997
Issue of stock options	0	146,268	0

Ending Balance	22,884,106	22,809,106	22,459,414

Contributed Surplus
Beginning balance	3,460	3,460	3,460

Ending Balance	3,460	3,460	3,460

Deficit
Beginning balance	(22,177,108)	(21,613,697)	(21,895,822)
Net income (loss)	96,873	(563,411)	282,125

Ending Balance	(22,080,235)	(22,177,108)	(21,613,697)

Total Shareholders’ Equity – US GAAP	$ 807,331	$ 635,458	$ 849,177

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(d)

Reconciliation of Statement of Cash Flows in accordance with Canadian GAAP and US GAAP:

	Years Ended
	December 31,
	2005	2004

Cash provided by (used in) operating activities - Canadian GAAP	$203,164	$(419,913)
Capitalized mineral expenditures	(259,407)	(31,932)

Cash used in operating activities - US GAAP	$(56,243)	$(451,845)

Cash provided by (used in) investing activities - Canadian GAAP	$(387,760)	$433,728
Capitalized mineral expenditures	259,407	31,932

Cash provided by (used in) investing activities – US GAAP	$(128,353)	$465,660

15.

COMMITMENTS

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company that is owned by two directors.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2006 and is renewable.

16.

SUBSEQUENT EVENTS

(a)

On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas, a company related by common directors, at $0.25 per share for a total cost of $75,000.

(b)

On January 17, 2006, the Company entered into a private placement subscription agreement with Colt, a company related by common directors to purchase 1,500,000 common shares in the capital of Colt at $0.01 per share for a total cost of $15,000.

Exhibit 99.1*

BRONX VENTURES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

 December 31, 2005

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Verdon Gold	5,000	$1,250	$2,175	$1,151
Las Vegas From Home.com Entertainment Inc.	1,393,506	$269,373	$550,435	$269,374
Colt Capital Corp.	1,000,000	$10,000	$10,000	$10,000
Great Canadian Gaming Corp.	11,000	$20,570	$18,018	$20,570

As per the attached financial statements, the following investments were held at the end of December 31, 2005:

Investments

=   $301,095

Exhibit 99.2*

BRONX VENTURES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2005
J. Kalpakian	$45,406	-	(45,406)	-	-
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(583,670)	-	582,452	-	(1,218)
Las Vegas From Home. com Entertainment Inc.	$212,323	-	(151,760)	-	60,563
J. Wayne Murton	$(9,202)	-	6,232	-	(2,970)
Gregory T. McFarlane	$-	(5,004)	-	-	(5,004)
2004
J. Wayne Murton	$-	(9,202)	-	-	(9,202)
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(138,361)	(445,309)	-	-	(583,670)
Las Vegas From Home.com Entertainment Inc.	$(2,471)	212,323	2,471	-	212,323
J. Kalpakian	$-	45,406	-	-	45,406
Kalpakian Bros.of B.C.	$(70,930)	-	70,930	-	-
2003
J. Kalpakian	$(8,801)	-	8,801	-	-
B. Kalpakian	$(6,247)	-	6,247	-	-
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$-	138,361	-	-	(138,361)
Las Vegas From Home.com Entertainment Inc.	$26,821	(2,471)	26,821	-	(2,471)
Kalpakian Bros.of B.C.	$-	70,930	-	-	(70,930)
J. Wayne Murton	$(17,997)	-	17,997	-	-

Exhibit 99.3*

BRONX VENTURES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

                    Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2005
Property, plant & equipment
Machinery & equipment	$161,606	-	35,112	-	$126,494
Accumulated amortization
Machinery and equipment	$(151,708)	-	29,706	-	$(122,002)
Net book value
Machinery & equipment	$9,898	(5,406)	-	-	$4,492
2004
Property, plant & equipment
Machinery & equipment	$161,606	-	-	-	$161,606
Accumulated amortization
Machinery and equipment	$(148,528)	(3,180)	-	-	$(151,708)
Net book value
Machinery & equipment	$13,078	(3,180)	-	-	$9,898
2003
Property, plant & equipment
Machinery & equipment	$161,606	-	-	-	$161,606
Accumulated amortization
Machinery and equipment	$(141,842)	(6,686)	-	-	$(148,528)
Net book value
Machinery & equipment	$19,764	(6,686)	-	-	$13,078

Exhibit 11.1.

Explanation of how earnings/loss per (weighted average) share is calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the total weighted average number of common shares outstanding.  The weighted average number of common shares outstanding is obtained as follows:-

Whenever the Company issues shares from its treasury during a specific reporting period, the number of common shares issued is pro-rated over the remaining months of the year, and such number is added to the December 31st closing balance of the previous year.

Exhibit 31.1

CERTIFICATIONS

CERTIFICATION PURSUANT TO

18 U.S.C. ss.1350, AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20F (2005) of Bronx Ventures Inc.

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

Date:  May 31, 2006

   “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bronx Ventures Inc., (the "Company") on Form 20F for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 31st day of May 2006.

     “Bedo H. Kalpakian”

Bedo H. Kalpakian, President

Bronx Ventures Inc.