Form 20-F
period 2006-12-31
Zab Resources Inc.
filed 2007-07-02
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

F O R M   20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2006

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

  to

Commission file number      016353

ZAB RESOURCES INC.

(formerly BRONX VENTURES INC. )

(Incorporated in the Province of British Columbia, Canada)

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, Canada V6E 2V1

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Common Shares (no par value)

OTC Bulletin Board

Securities registered or to be registered pursuant to

Section 12 (g) of the Act.

As at December 31, 2006, the authorized capital of the registrant consisted of an unlimited number of common and preferred shares without par value of which 21,985,550 common shares and no preferred shares have been issued.

As at May 31, 2007, the authorized capital of the registrant consisted of an unlimited number of common and preferred shares without par value of which 22,280,300 common shares and no preferred shares have been issued.

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

[X]   Item 17

[  ]   Item 18

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc. )

FORM 20-F ANNUAL REPORT 2006

TABLE OF CONTENTS

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.  KEY INFORMATION

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.  FINANCIAL INFORMATION

ITEM 9.  THE  OFFER & LISTING

ITEM 10. ADDITIONAL INFORMATION

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

ITEM 15. CONTROLS AND PROCEDURES

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. LIST OF EXHIBITS

Exhibit 99.1*

Exhibit 99.2*

Exhibit 99.3*

Exhibit 11.1

Exhibit 31.1

Exhibit 32.1

SIGNATURE PAGE

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of ZAB RESOURCES INC. (formerly BRONX VENTURES INC.) (Hereinafter referred to as the “Company” or the “Registrant” or “Zab”) which have been prepared in accordance with accounting principles generally accepted in Canada.  The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.  On March 19, 2007, the Company’s share capital was subdivided on the basis of one-old-for-fifty-new common shares.  All common shares and per share amounts have been re-stated to give retroactive effect to the 1:50 forward split .

TABLE I

		Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004*	Year Ended December 31, 2003	Year Ended December 31, 2002
Operating Revenue		$219,160	484,804	292,372	100,951	-
Interest Income		$496	1,225	1,002	1,425	356
Net Income (loss)		$967,706	180,718	(256,158)	(104,297)	(449,397)
Basic net earnings/(loss) per common share	$	**0.04	**0.01	**(0.02)	**(0.01)	**(0.04)
Total Assets		$1,971,465	852,492	1,237,673	778,312	52,953
Capital Stock		$22,769,784	22,680,846	22,662,838	22,459,414	21,501,417
Number of common shares at year end		21,985,550	18,910,550	17,035,550	14,145,800	10,410,100
Long term-obligations		$-	-	-	-	-
Cash dividends		$-	-	-	-	-

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

**Gain (loss) per common share in table I above is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2006, 2005 & 2004.

All common shares and per share amounts included in this Annual Report on Form 20-F (2006) and in the Company’s Audited Financial Statements for the years ended December 31, 2006, 2005 and 2004 have been restated to give retroactive effect to the 35:1 share consolidation and to the 1:50 forward split described in Results of Operations on page 3 of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2006 and 2005.

Had the financial statements of Zab been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net earnings/(loss)	$1,711,980	126,873	(548,411)	282,125	449,397
Basic earnings/(loss) per common share	$0.02	(0.00)	(0.04)	0.02	0.04
Number of Common shares at year end	21,985,550	18,910,550	17,035,550	14,145,800	10,410,100
Total Assets	$1,677,945	885,686	1,252,720	1,100,612	52,953

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 14 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2006	0.8581	0.8770
January 2007	0.8455	0.8594
February 2007	0.8435	0.8627
March 2007	0.8470	0.8661
April 2007	0.8624	0.9008
May 2007	0.8991	0.9349

(1) The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of       Canada.

	For Year Ended December 31, 2006	For Year Ended December 31, 2005	For Year Ended December 31, 2004	For Year Ended December 31, 2003	For Year Ended December 31, 2002
Average rate ($)(2)	0.8816	0.8254	0.7684	0.7138	0.6369
High ($)(3)	0.8641	0.7876	0.7165	0.6381	0.6202
Low ($)(3)	0.9015	0.8682	0.8504	0.7726	0.6613

(2)The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2006, the U.S. $1.00 was equal to Cdn $1.1654.  At the closing on May 31, 2007, the U.S. $1.00 was equal to Cdn $1.0696

Item 3.D.  Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1).  RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations:  Zab’s proposed mineral exploration program, is subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

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

- Competition:  The resource industry is intensely competitive in all of its respective phases, and the Company competes with many companies possessing much greater financial resources and technical facilities than it.  As such, competition is adversely affecting the Company's ability to acquire suitable mineral exploration properties.

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

From time to time the Company has acquired, for investment purposes, securities (the “Las Vegas Securities”) in the capital of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company.  The Company intends to sell all of its Las Vegas securities in an orderly manner by December 31, 2007.  The Company is exposed to significant market risk with respect to the Las Vegas Securities and there are no assurances whatsoever that the Company will recover its investment in the Las Vegas Securities.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, (Exhibit 10.2 - Incorporated by reference) the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software.  As a result of which, the three card games Software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games Software and used to market the three card games. Las Vegas received 60% of all revenues that were generated from the operation of the three card games Software and the Company received 40%.  During the year ended December 31, 2006, the Company sold its interest in the three card games Software to Las Vegas by entering into a Purchase & Novation Agreement (See Exhibit 10.10 -

Incorporated by reference).  Consequently, the three card games Software no longer generates any revenues for the Company.As at December 31, 2006, the Company’s share of revenues from the three card games software was $219,160 (2005: $484,804) (2004: $292,372) and, for the three month period ended March 31, 2007, the Company’s share of revenues was $Nil (2006: $146,304) (2005:$102,360).

.

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5– Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, the Company is required to make staged cash payments to the Optionor totaling $150,000 and must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Zab may purchase 50% of the Net Smelter Returns Royalty (i.e., 0.75%) by making a cash payment of $500,000 to the Optionor.  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that the Company might lose all its investment in the Extra High Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Property.

ITEM 4.  INFORMATION ON THE COMPANY

Item 4.A.  History and Development of the Company

The legal and commercial name of the company is ZAB RESOURCES INC. (formerly BRONX VENTURES INC.)

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 (Exhibit 3.1 – Incorporated by reference) and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984.  On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.".  On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form.  On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc.  On May 2, 2002, the name of the Company was changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc.  On January 17, 2005, the name of the Company was changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference).  On March 19, 2007, the Company changed its name to Zab Resources Inc.

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

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share.  On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share.  On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was increased to an unlimited number of common and preferred shares without par value.  On March 19, 2007, the Company subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome mine in Ecuador.

Zab is a junior mineral exploration company with interests in the Extra High Property and the Mt. Blunt Property (formerly known as the Blunt Mountain Property) located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made investments in marketable securities of a publicly listed related company and an investment in the Inter-Café Project.  The principal business of Zab is in mineral exploration.  The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its investments in marketable securities.

The Company's head office is located at:  Suite 100 – 1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1.  The telephone number is (604) 681-1519 (ext 6106) and the telefax number is (604) 681-9428.  The contact person is Bedo H. Kalpakian.

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

Item 4.B.  Business Overview

Summary

Zab Resources Inc. (“Zab” or the “Company”) is a junior mineral exploration company with interests in the Extra High Mineral Property, and the Mt. Blunt Property both of which are located in the Province of British Columbia and, Lithium Mineral Properties which are located in the Province of Ontario. The Company has made investments in the securities of public companies.  The principal business of Zab is in mineral exploration.

Zab is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

Presently, Zab is seeking mineral prospects of merit to get involved in.  It should be noted that there are no assurances that Zab shall be successful in its attempts of seeking mineral prospects of merit to get involved in.

Item 4. C.  Organizational Structure

Not Applicable.

Item 4.D.  Property, Plants and Equipment

I. Extra High Property, Kamloops Mining Division, British Columbia, Canada

On March 26, 2004, Zab entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia, Canada.  Pursuant to the Option Agreement, Zab is required to make staged cash payments to the Optionor totaling $150,000 and, must incur exploration expenditures on the Extra High Property totaling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Zab may purchase 50% of the Net Smelter Returns Royalty (i.e., 0.75%) by making a cash payment of $500,000 to the Optionor.

On September 12, 2006, the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property (See Exhibit 10.5.1* - Attached herewith].

The Company and the Optionor further amended the Property Option Agreement and entered into an Amending Agreement on April 16, 2007 (See Exhibit 10.5.2* - Attached herewith] with respect to the Extra High Property, whereby the Company is required to make a cash payment of $60,000 to the Optionor on or before June 26, 2007 and the Company is no longer obligated to incur any further exploration expenditures on the Extra High Property in order to earn a 100% undivided interest, subject to a 1.5% net smelter returns royalty payable to the Optionor.

On September 8, 2006, the Company entered into an Option Agreement (See Exhibit 10.11* - Attached herewith) with Colt Capital Corp (“Colt”), a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5% net smelter returns royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On September 22, 2006 the Company and Colt entered into an Amending Agreement (See Exhibit 10.11.1* - Attached herewith) whereby the NSR Royalty was amended to 0.5% (one half of one percent).  On October 31, 2006, the Company and Colt entered into an Amending Agreement (See Exhibit 10.11.2* - Attached herewith) whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.  On March 1, 2007, Colt made a cash payment of $68,770 to the Company representing the balance of Colt’s cash payment obligations under the Option Agreement dated September 8, 2006.

Investment in the Extra High Property consists of costs incurred as follows:

				Cumulative to
	December 31,			December 31,
	2004	2005	2006	2006

Acquisition (property option payments)	$15,000	$30,000	$45,000	$90,000
Staking	3,639	0	0	3,639
Assessment and miscellaneous	895	5,113	4,303	10,310
Geological, geochemical, trenching and drilling	12,398	224,294	36,770	273,463
Colt Capital Corp. property option payment	0	0	(65,000)	(65,000)
Total	$31,932	$259,407	$21,073	$312,412

As of March 31, 2007, the Company’s investment in the Extra High Property since acquisition totals $377,848 which consists of $90,000 in cash payments made to the Optionor, $13,949 in respect to cash payments for staking, assessment and miscellaneous costs and, $273,899 of exploration expenditures incurred since acquisition.

The Company and the Optionor further amended the Property Option Agreement and entered into an Amending Agreement on April 16, 2007 with respect to the Extra High Property, (See Exhibit 10.5.2* - Attached herewith) whereby the Company is required to make a cash payment of $60,000 to the Optionor on or before June 26, 2007 and the Company is no longer obligated to incur any further exploration expenditures on the Extra High Property in order to earn a 100% undivided interest, subject to a 1.5% net smelter returns royalty payable to the Optionor.

In the spring of 2004, the Company commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property.  This report has been filed on www.Sedar.com by the Company.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Zab.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Zab a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.zabresources.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.zabresources.com .

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that Zab might lose all its investment in the Extra High Property and might have to write-off, in its entirety, Zab’s investment in the Extra High Property.

It should be noted that there are no assurances whatsoever that commercial quantities of minerals can be discovered on the Extra High Property, or, if discovered, that they can be developed or placed into commercial production.

Legal Description of Property.

The British Columbia Government’s Mineral Titles Branch has recently introduced and is currently conducting a Mineral Titles Conversion Program whereby Mineral Property owners are being encouraged to convert their old tenure claims to new tenures. As a result, Zab has converted all of its old Extra High mineral property tenures to the following new Extra High mineral property tenures and which are more particularly described as follows:-

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2016/APR/02
509956	Extra High	182.52	2005/MAR/31	082M	2016/APR/02
509961	Extra High	121.664	2005/MAR/31	082M	2016/APR/02
509963	Extra High	40.569	2005/MAR/31	082M	2016/APR/02
509969	Extra High	344.834	2005/MAR/31	082M	2016/APR/02
510213	Extra High	20.289	2005/APR/05	082M	2016/APR/02
510214	Extra High	40.557	2005/APR/05	082M	2016/APR/02
510215	Extra High	81.124	2005/APR/05	082M	2016/APR/02
510306	Extra High	60.857	2005/APR/05	082M	2016/APR/02

			DATE STAKED
509952	Super High #1	60.824	2005/MAR/31	082M	2016/MAR/31
520184	Super High #2	20.275	2005/SEP/20	082M	2016/SEP/20
520186	Super High #3	40.544	2005/SEP/20	082M	2016/SEP/20

II.

Mt. Blunt Property (formerly known as Blunt Mountain Property) Omineca Mining Division, British Columbia, Canada

During 2006, the Company staked 22 mineral tenures totaling 9,934.522 hectares located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,974 and spent $2,134 in exploration related expenses for a total of $6,108.

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property and was acquired for a total cost of $1,322.  The new name for the claims and property is Mt. Blunt.  The Mt. Blunt property now consists of 8 mineral tenures totaling 3,304 hectares located in the Omineca Mining Division of B.C.

The Mt. Blunt Property is more particularly described as follows:

TENURE NUMBER	Name of Claim	Property Size (in hectares)	OWNER	DATE STAKED	B.C. MAP #	EXPIRY DATE

556706	MT BLUNT	461.4586	ZAB (100%)	2007/apr/19	093M	2008/apr/19
556707	MT BLUNT 2	461.4598	ZAB (100%)	2007/apr/19	093M	2008/apr/19
556708	MT BLUNT 3	442.8163	ZAB (100%)	2007/apr/19	093M	2008/apr/19
556709	MT BLUNT 4	442.7822	ZAB (100%)	2007/apr/19	093M	2008/apr/19
556710	MT. BLUNT 5	442.9438	ZAB (100%)	2007/apr/19	093M	2008/apr/19
556711	MT. BLUNT 6	443.1412	ZAB (100%)	2007/apr/19	093M	2008/apr/19
556712	MT. BLUNT 7	387.9	ZAB (100%)	2007/apr/19	093M	2008/apr/19
557604	MT BLUNT 8	221.5929	ZAB (100%)	2007/apr/25	093M	2008/apr/25

III.

The Whiteman Property, Vernon Mining Division, British Columbia, Canada

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At year-end, this amount was written off as the Company decided to abandon the property.

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

V.

On-line Gaming Software

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, (Exhibit 10.2 - Incorporated by reference) for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”) as a result of which the three card games Software was equally owned by the Company and Las Vegas.  Las Vegas received 60% of all revenues generated from the operation of the three card games Software and the Company received 40%.   As at December 31, 2006, the Company’s share of revenues from its investment in the three card games Software was $219,160 (2005: $484,804) (2004: $292,372).  For the three month period ended March 31, 2007, the Company’s share of revenues from its investment in the three card games Software was $Nil (2006: $146,304) (2005:$102,360).  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, for a total amount of $2,401,200 as valued by an independent third party, (see Exhibit 10.10 – Incorporated by reference).  Concurrently, Zab has transferred to Las Vegas all of Zab’s right, title and interest in and to the three card games Software and all of Zab’s revenue entitlement from the three card games Software.  The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.  The carrying value of these shares is at their quoted market value of $1,300,650.

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

VII.

Securities of a related company

As of January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related company, at a price of $0.20 per unit.  Each unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  In January 2006 the Company exercised 600,000 of its half warrants.  The remaining 650,000 half warrants expired on January 7, 2007.

For the year ended December 31, 2006, the Company owns 7,866,006  shares in the capital of Las Vegas of which 6,670,000 of these shares were acquired through the sale of the three card games Software (2005: 1,393,506) (2004: - 489,500).

Zab is exposed to significant market risk with respect to the Las Vegas Shares.   The Company intends to sell all of its Las Vegas shares in an orderly manner by December 31, 2007.  The Company is exposed to significant market risk with respect to the Las Vegas shares.

The Company owns 2,500,000 shares in the capital stock of Colt Capital Corp. (“Colt”), a related party, as of December 31, 2006 (2005 - 1,000,000 shares,). The carrying value is at cost as the market value is indeterminable, as the shares were not listed for trading at December 31, 2006.

As of March 31, 2007 the Company owns 2,500,000 common shares in the capital stock of Colt (March 31, 2006: 2,500,000).  The carrying value is at market value as the Colt shares commenced trading on the CNQ Stock Exchange on March 1, 2007.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

Selected annual information from the audited financial statements for the three years ended December 31, 2006, 2005 and 2004 is shown in the following table:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004*
Revenue	$219,160	$484,804	$292,372
Interest Income	496	1,225	1,002
Income/(loss) before other items	(351,457)	16,715	(236,546)
Basic earnings/(loss) per common share before other items	**(0.02)	**0.00	(0.01)
Net income/(loss)	967,706	180,718	(256,158)
Basic net earnings/(loss) per common share	**0.04	**0.01	**(0.02)
Total Assets	1,971,465	852,492	1,237,673
Long term financial obligations	Nil	Nil	4,440
Cash dividends	NIl	Nil	Nil

*  The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  (See note* to Table I in Item 3.A.)

**Gain (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2006, 2005 & 2004.

All common shares and per share amounts included in this Annual Report on Form 20-F (2006) and in the Company’s Audited Financial Statements for the years ended December 31, 2006, 2005 and 2004 have been restated to give retroactive effect to the 35:1 share consolidation and the 1:50 forward split described in Results of Operations on page 3 of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2006, 2005 and 2004.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2006, the Company recorded Revenue of 219,160 (2005: $484,804) (2004: $292,372), the decrease in revenues was due to a decrease in income generated from the Company’s investment in the three card games Software.  Interest income of $496 (2005: $1,225) (2004:$1,002) reflected a decrease of cash balances in the bank over the previous years. The loss before other items was $(351,457) as compared to income of $16,715 in 2005 and a loss of $(236,546) in 2004 was due to the fact that the total expenses increased to $570,617 as compared to $468,089 for the same period in 2005 (2004: $528,918) while revenues in 2006 decreased from revenues in 2005.

Items which contributed to an increase in operating expenses during the year ended December 31, 2006 were Management fees of $360,000 (2005: $300,000) (2004: $240,000); Legal, accounting and audit fees of $70,953 (2005: $30,563) (2004: $83,632); Salaries and benefits of $67,817 (2005: $49,717) (2004: $153,354); Director’s fees of $30,012 (2005: $15,006) (2004: $0); Telephone of $6,382 (2005: $6,026) (2004: $2,885); and Shareholder communication expenses of $4,409 (2005: $1,069) (2004: $5,054).

Items which contributed to a decrease in operating expenses during the year ended December 31, 2006 were Office and miscellaneous expenses of $10,407 (2005:$13,024) (2004: $17,861); Regulatory & transfer fees of $7,766 (2005: $ 20,696) (2004: $8,213); Finance, interest and foreign exchange fees of $2,166 (2005: $16,106) (2004: $6,305); Mineral license fees of $2,139 (2005: $2,212) (2004: $2,212); Travel, meals and entertainment of $1,746 (2005: $2,264) (2004: $190); and Amortization of $820 (2005: $5,406) (2004: $3,180)

During the year ended December 31, 2006, the Company recorded a net loss of $(64,846) on the sale of marketable securities as compared to a net gain of $105,786 in 2005 and a net gain of $69,386 in 2004 and recorded a future income tax recovery on expenditures renouncement for the amount of $46,062 as compared to $56,992 in 2005 and as compared to $0 during the same period in 2004.  The Company wrote down marketable securities in the amount of $1,058,892 (2005: $Nil) (2004: $Nil).  The Company wrote down its investment in the Inter-Café Project by the amount of $Nil in 2006 (2005: $Nil) (2004: $90,000). Total assets of $1,971,465 (2005: $852,492) (2004: $1,237,673) were comprised of Cash and term deposits, Marketable securities, Accounts receivable, Receivable from related parties, Mineral Properties, Reclamation Deposit and Furniture and Equipment.   Total assets for the year ended December 31, 2006 increased mainly due to the increase in Marketable Securities of $1,575,498 (2005: $301,095). The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2006, the Company had a net income of $967,706 or $0.05 per common share as compared to a net income of $180,718 or $0.01 per common share in 2005, as compared to a net loss of $(256,158) or $(0.01) per common share in the same period of 2004.  The Company had a net income over the previous year as a result of the sale of its investment in the three card games Software.

During the year ended December 31, 2006, the weighted average number of outstanding shares was 19,241,150 as compared to 17,097,200 for the same period in 2005 and as compared to 16,113,450 for the same period in 2004.

For the year ended December 31, 2006, the Company had a working capital of $1,543,590 as compared to a working capital of $520,306 in 2005 and a working capital of $578,581 in the same period of 2004.

In the spring of 2004, Zab commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004, titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.Sedar.com by the Company.  As at December 31, 2004, the Company had incurred exploration related expenditures of $16,932 in respect to the Extra High Property.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Zab.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Zab a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.zabresoureces.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.zabresources.com .

Subsequent to the year ended December 31, 2006, the Company acquired, by staking, the Mt. Blunt Property (formerly the Blunt Mountain Property) and allowed the claims on the Whiteman Property to lapse.   For further information about both of these properties please see Item 4. D. II and III.

The Company has not incurred any exploration related expenditures on its Lithium properties during 2006, 2005 and 2004.

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

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on March 10, 2004 for the purchase of 1,428,550 flow-through share units at the purchase price of $0.07 per unit, for total proceeds to the company of $100,000.  Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the ITA and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.105 per flow-through warrant share for a period of twelve months, and thereafter at a price of $0.14 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares”) of the Company at a price of $0.14 per non-flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to this private placement financing have been issued.  The warrants expired March 10, 2006.

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

During 2004, the Company entered into a Debt Settlement Agreement dated April 8, 2004 (Exhibit 10.9 – Incorporated by reference) for the geological services provided by a company owned by a director of the Company whereby a total of 32,600 common shares of the Company were issued in full satisfaction of the debt totaling $3,424.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 1,428,550 units of the securities of the Company at the price of $0.07 per unit for total proceeds to the Company of $100,000.  Each unit consisted of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant was exercisable at the price of $0.105 per common share, if exercised during the first year, and at the price of $0.14 per common share, if exercised during the second year.  The warrants expired on July 20, 2006.

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of twelve months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 for total proceeds to the Company of $75,000.

During 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share for a period of twelve months.  All common shares and non-transferable warrants pursuant to this private placement financing have been issued.  On March 5, 2007, 300,000 flow-through share warrants were exercised by one director at $0.05 per share for total proceeds to the Company of $15,000.

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference).

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2007 Notice of Annual General Meeting (Exhibit 20.1 – Incorporated by reference) which has been previously filed on Sedar and on Form 6K with the SEC.

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

At the Company’s 2005 Special General Meeting held on January 10, 2005, the shareholders approved the deletion of the Pre-Existing Company Provisions in the notice of Articles of the Company and approved the alteration of the Company’s Notice of Articles.  The shareholders approved the increase of the Company's authorized capital to an unlimited number of Common and Preferred Shares, both without par value, approved the adoption of new articles in substitution for the old articles of the Company (Exhibit 3.2 - Incorporated by reference). In addition, the shareholders approved the consolidation of the issued and outstanding common shares of the Company on the basis of 35 common shares before consolidation to 1 common share after consolidation and approved changing the name of the Company to Bronx Ventures Inc.  All material terms are provided in greater detail in the Company’s Notice of Special General Meeting and Information circular dated November 29, 2004 (Exhibit 20.4 – Incorporated by reference).

On March 19, 2007, the Company changed its name from Bronx Ventures Inc. to Zab Resources Inc. and subdivided its stock on a one (old) for fifty (new) shares basis.

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States and required by the SEC, are included in Note 14 of the financial statements included in Item 17 of the Annual Report.

During the year ended December 31, 2006, the Company and Las Vegas determined that it would be in their best interests if the Company would sell its interest in the three card games Software to Las Vegas.

As the Company and Las Vegas have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction.  Independent Board

Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Zab and Las Vegas its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Zab and Las Vegas if:-

1.

Zab’s interest in the three card games Software is valued at $2,400,000; and

2.

Las Vegas is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Zab entered into a Purchase and Novation Agreement (See Exhibit 10.10 – Incorporated by Reference) with Las Vegas whereby Zab agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006.  As a result, Las Vegas has purchased Zab’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas have been issued to Zab and are restricted from trading until May 1, 2007.  Concurrently, Zab has transferred to Las Vegas all of Zab’s right, title and interest in and to the three card games Software and all of Zab’s revenue entitlement from the three card games Software.

Summary of Quarterly Results

The following are the results for the twelve most recent quarterly periods, starting with the three month quarterly period ended March 31, 2007:

For the Quarterly Periods ended:	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total Revenues	$0	0	0	72,856
Income (loss) before other items	(123,616)	(158,982)	(127,194)	(83,318)
Earnings (loss) per common share before other items	(0.01)	(0.00)	(0.01)	(0.00)
Fully diluted earnings (loss) per common share before other items**	**n/a	**n/a	**n/a	**n/a
Net income (loss) for the period	162,804	(187,460)	(127,249)	1,262,759
Basic net income (loss) per share	0.01	(0.00)	(0.01)	0.07
Diluted net income (loss) per share	0.01	**n/a	**n/a	0.06

For the Quarterly Periods ended:	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Total Revenues	$146,304	135,348	131,768	115,328
Income (loss) before other items	18,037	(5,404)	42,662	17,427
Earnings (loss) per common share before other items	0.00	(0.00)	0.00	0.00
Fully diluted earnings (loss) per common share before other items**	0.00	**n/a	0.00	0.00
Net income (loss) for the period	19,656	(61,678)	42,661	18,028
Basic net gain (loss) per share	0.00	(0.00)	0.00	0.00
Diluted net gain (loss) per share	0. 00	**n/a	0. 00	0. 00

For the Quarterly Periods ending on:	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Total Revenues	$102,360	212,446	21,636	20,520
Income (loss) before other items	(37,970)	28,519	(67,414)	(59,895)
Earnings (loss) per common share before other items	(0.00)	0.00	(0.00)	(0.00)
Fully diluted earnings (loss) per common share before other items**	**n/a	0.00	**n/a	**n/a
Net income (loss) for the period	181,707	11,860	(430,152)	(262,895)
Basic net earnings (loss) per share	0.01	0.00	(0.03)	(0.02)
Diluted net earnings (loss) per share	0.01	0.00	**n/a	**n/a

Note: Income (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods and which have been restated to give retroactive effect to the 35:1 share consolidation and to the 1:50 forward split described in Results of Operations on page 3 of this document and in note 1 to the unaudited Interim Financial Statements for the three month period ended March 31, 2007 and 2006 and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

During 2007, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  While the Company has recently generated some revenue, the Company has not established a long term pattern of consistently generating meaningful revenues, and with the sale of the Company’s investment in the three card games Software, the Company’s recently generated revenues will not be sustained.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Property Option Agreement with the Optionor in respect to the Extra High Property, (Exhibit 10.5.2* - Attached herewith) the Company is required to make a cash payment of $60,000 to the Optionor on or before June 26, 2007 and the Company is no longer obligated to incur any further exploration expenditures on the Extra High Property in order to earn a 100% undivided interest, subject to a 1.5% net smelter returns royalty payable to the Optionor.

Pursuant to the Property Option Agreement dated September 8, 2006 with Colt, a related party, the Company has received $65,000 as of December 31, 2006 (March 31, 2007: $133,770).

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for Canadian Exploration Related Expenditures.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the year ended December 31, 2006, 1,200,000 flow-through share purchase warrants were issued at $0.05 per share expiring on December 31, 2007.   Warrant Holders exercised 1,875,000 flow-through warrant shares at a price of $0.04 per flow-through common share for total proceeds to the Company of $75,000 and 1,428,550 warrants exercisable at $0.14 per share expired on March 10, 2006 and July 20, 2006 respectively.  As at March 31, 2007, a warrant holder exercised 300,000 flow-through warrant shares at an exercise price of $0.05 per flow-through common share for total proceeds to the Company of $15,000.

During the year ended December 31, 2006, no stock options were granted to Directors, Officers, Employees and Consultants (March 31, 2007: Nil).  As of May 31, 2007, there are no stock options granted and outstanding.  If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at December 31, 2006, the Company had $57,144 in cash and term deposits as compared to $174,892 for the year ended December 31, 2005.  As at March 31, 2007, the Company had $15,330 in cash and term deposits as compared to $22,078 for the three month period ended March 31, 2006.  Working capital as at December 31, 2006 was $1,543,590 as compared to a working capital of $520,306 for the year ended December 31, 2005.  As at March 31, 2007, the Company’s working capital was $1,789,908 as compared to a working capital of $511,430 for the same three month period ended March 31, 2006  Marketable securities as at December 31, 2006 were $1,575,498 as compared to $301,095 for the year ended December 31, 2005.  Marketable securities as at March 31, 2007 were $1,844,401 as compared to $389,943 for the three month period ended March 31, 2006.  As at December 31, 2006, the market value of the marketable securities was $1,575,498 as compared to $580,628 for the year ended December 31, 2005.  As at March 31, 2007 the market value of the marketable securities was $1,844,401 as compared to $580,906 for the three month period ended March 31, 2006.  Accounts receivable as at December 31, 2006 was $1,436 as compared to $15,358 for the year ended December 31, 2005.  Accounts receivable as at March 31, 2007 was $6,024 as compared to $26,591 for the three month period ended March 31, 2006.  Receivable from related parties as at December 31, 2006 was $5,196 as compared to $61,098 for the year ended December 31, 2005.  Receivable from related parties as at March 31, 2007 was $0 as compared to $98,011 for the three month period ended March 31, 2006.  Cash held on behalf of related party for the year ended December 31, 2006 was $0 as compared to $1,218 for the year ended December 31, 2005.  For the three month period ended March 31, 2007, Cash held on behalf of related party was $Nil (March 31, 2006: $Nil)

As at December 31, 2006, the total assets of the Company was $1,971,465 (2005: $852,492) and the total liabilities was $95,684 (2005: $33,355).  As at March 31, 2007, the total assets of the Company were

$2,129,432 as compared to $865,152 for the corresponding period of 2006 and total liabilities were $75,847 as compared to $26,359 for the corresponding period of 2006.

During the year ended December 31, 2006, a net income of $967,706 was realized as compared to a net income of $180,718 for the corresponding period in 2005.  During the three month period ended March 31, 2007, a net income of $162,804 was realized as compared to a net income of $19,656 for the corresponding period in 2006.  This was mainly attributable to the sale of the Company’s investment in the three card games software to Las Vegas, a related party and, the writing up of Marketable Securities.

Item 5.C. Research and development, patents and licences

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

Due to global demand, prices of metals have appreciated significantly during the last few years.  It is generally expected that the worldwide demand for metals will continue for the foreseeable future.  Should this trend continue, it is expected that mineral prospects of merit will be more difficult and expensive to acquire.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2007 the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946	President of Registrant; Chairman of Las Vegas From Home.com Entertainment Inc.; Director of Colt Capital Corp., Mountain Capital Inc., and Touchdown Capital Inc.	Director:- 1984 to Present; President:- 1991 to Present
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant; President of Las Vegas From Home.com Entertainment Inc.; Director of Colt Capital Corp.,

Mountain Capital Inc., and Touchdown Capital Inc.	1991 to Present	Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968
Advertising copywriter with Schadler Kramer Advertising, Las Vegas, Nevada and DRGM Advertising and Public Relations Director of the Registrant and Las Vegas From Home.com Entertainment Inc.	1992 to Present	J. Wayne Murton* Kelowna, B.C. Canada	Director	November 2, 1937
President of J.W. Murton & Associates, a private geological engineering and mining services company; Director of the Registrant and Mountain Capital Inc.	1999 to Present	Penilla Klomp Richmond, B.C. Canada	Corporate Secretary	August 23, 1962
Corporate Secretary of the Registrant; Las Vegas From Home.com Entertainment Inc.; and Colt Capital Corp.	May 1, 2003 to Present

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

Item 6.B.  Compensation

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2006, amounted to $438,012 (2005: $364,024) (2004: $248,266).  Certain directors of the Company are compensated for automobile expenditures and furthermore, certain directors, officers and employees of the Company are covered under a group medical and dental insurance plan.  Presently there exists no plan regarding directors' and officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Pursuant to the resolution, both independent Directors, namely Mr. J. W. Murton and Mr. Gregory T. McFarlane, each receive a monthly remuneration of $1,667 plus G.S.T. and $834 plus G.S.T. respectively.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  As of December 31, 2006, Zab has paid J.W. Murton & Associates a total amount of $33,750 plus G.S.T. (2005: $52,130) in respect to geological services.  For the three month period ended March 31, 2007, the Company has paid the sum of $Nil (March 31, 2006: $21,750 plus G.S.T.) to J. W. Murton & Associates for geological services.

A director of the Company was issued (during 2003 and 2004) an aggregate of 161,150 common shares in the capital of the Company in settlement of debts totaling $ 21,421 representing geological services rendered to the Company (Exhibits 10.8 & 10.9 – Incorporated by reference).

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 18, 2003 and on July 31, 2005, by resolutions of the Directors of Zab, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2006, (2005; $300,000) (2004:$240,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2007 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.  The aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2007, (March 31, 2006: $90,000) (March 31, 2005: $60,000).

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

For the Fiscal year ended December 31, 2006, and up to and including the date of this report (May 31, 2007) no incentive stock options were exercised by any of the Company’s directors or officers.  As of May 31, 2007, there are no outstanding incentive stock options.

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

6.C.2.  Details of Directors’ Service Contracts.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 18, 2003 and on July 31, 2005, by resolutions of the Directors of Bronx, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended

December 31, 2006, (2005: $300,000) (2004:$240,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2007 and is renewable on an annual basis and may be terminated at anytime by either party on three months written notice.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the three month period ended March 31, 2007, the Company has paid $90,000 (March 31, 2006: $90,000) (2005: $60,000) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which is scheduled to take place on June 15, 2007.  The Information Circular (Exhibit 20.1 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D.  Employees

The Company employs 4 people in Administration and 2 in Management.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E.  Share Ownership

All shares in the following tables have been re-stated to give retroactive effect to the Company’s 1:50 forward split on March 19, 2007.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of May 31, 2007, are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	5,673,801 direct 734,500 indirect (1)	28.8%
Jacob H. Kalpakian Vancouver, BC, Canada	4,823,019 direct 734,500 indirect (1)	24.9%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil	0%
J. Wayne Murton Kelowna, BC, Canada	Nil	0%
Penilla Klomp Richmond, BC, Canada	Nil	0%

Notes:*

Based on 22,280,300 issued and outstanding common shares as of May 31, 2007.

(1)

Of these common shares, 1,469,000 are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders with equal ownership. (i.e. 837,330 shares each)

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of May 31, 2006, are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	4,025,050 direct 734,500 indirect (1)	25.2%
Jacob H. Kalpakian Vancouver, BC, Canada	3,790,950 direct 734,500 indirect (1)	23.9%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil	0%
J. Wayne Murton Kelowna, BC, Canada	Nil	0%
Penilla Klomp Richmond, BC, Canada	Nil	0%

Notes:*

Based on 18,910,550 issued and outstanding common shares as of May 31, 2006.

(1)

Of these common shares, 1,469,000 are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders with equal ownership. (i.e. 734,500 shares each)

Item 6.E.2.  Stock Options for Employees

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

As of May 31, 2007, there are no incentive stock options granted or outstanding (May 31, 2006: Nil)

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1.  The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  The Company is neither directly nor indirectly owned nor controlled by any other corporation or any foreign government.  All shares in the following tables have been re-stated to give retroactive effect to the Company’s 1:50 forward split on March 19, 2007.

As at May 31, 2007, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	11,965,820 (1)	53.71%
CDS & Co., Toronto, Ontario**	17,922,450	80.44%

(1) Of these common shares, 5,673,801 are held by Bedo H. Kalpakian directly, 4,823,019 are held by Jacob H. Kalpakian directly, an aggregate of 1,469,000 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

*  Based on 22,280,300 issued and outstanding common shares as of May 31, 2007.

**Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As at May 31, 2006, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	9,856,450 (1)	52.12%
CDS & Co., Toronto, Ontario**	9,054,100	47.88%

(1) Of these common shares, 4,025,050 are held by Bedo H. Kalpakian directly, 3,790,950 are held by Jacob H. Kalpakian directly, an aggregate of 1,469,000 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 571,450 common shares are held by family members of Jacob H. Kalpakian.

*  Based on 18,910,550 issued and outstanding common shares as of May 31, 2006.

**Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

As at May 31, 2005, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, British Columbia and Jacob H. Kalpakian, Vancouver, British Columbia	7,981,450 (1)	46.85%
CDS & Co., Toronto, Ontario**	4,994,050	29.31%
Cede & Co **.	904,900	5.31%

(1) Of these common shares, 3,087,550 are held by Bedo H. Kalpakian directly, 2,853,450 are held by Jacob H. Kalpakian directly, an aggregate of 1,469,000 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 571,450 common shares are held by family members of Jacob H. Kalpakian.

*  Based on 17,035,550 issued and outstanding common shares as of May 31, 2005.

**Depository trust which holds shares on behalf of others and the beneficial holders of these shares are not within the knowledge of the Company.

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

7.A.2.  As of December 31, 2006, the Company had 21,985,550 issued and outstanding common shares.  The number of outstanding common shares of the Company held in the United States and the number of recorded holders thereof were 1,050,761 outstanding common shares and 391 recorded shareholders respectively.

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

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 per month plus G.S.T. for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games software and the Company received 40%.  On May 5, 2006, the Company entered into a Purchase and Novation Agreement (Exhibit 10.10 – Incorporated by reference) and sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have been issued to the Company are restricted from trading until May 1, 2007.  The

Company intends to sell all of its Las Vegas securities in an orderly manner by December 31, 2007.  For the year ended December 31, 2006, the Company’s share of revenues from the three card games software was $219,160 as compared to $484,804 in 2005 (2004: $292,372).  For the three month period ended March 31, 2007, the Company’s share of revenues from the three card games software was $0 as compared to $146,304 for the corresponding period in 2006 and as compared to $102,360 for the corresponding period in 2005.  During the three month period ended March 31, 2007, the company sold 22,000 Las Vegas securities for total net proceeds of $4,400.

Pursuant to the New Management Services Agreement dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference) as amended on August 18, 2003 and on July 31, 2005, (Exhibit 10.4.1 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2006, (2005:$300,000) (2004:$240,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2007 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

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

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”), a company owned by a director of the Company.  A total of 32,600 common shares at a price of $0.105 per share have been issued in full satisfaction of the debt totaling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 1,428,550 units of the securities of the Company at the price of $0.07 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $0.105 per common share if exercised during the first year and at the price of $0.14 per common share if exercised during the second year.  The warrants were unexercised and expired on July 20, 2006.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units have been issued to the Company.  On January 4, 2006 the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas at $0.25 per share for a total cost of $75,000.

The Company intends to sell all of its Las Vegas securities in an orderly manner by December 31, 2007.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a related company.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.  Subsequent to the year ended December 31, 2005, the Company entered into a second Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.  As a result, the Company currently owns 2,500,000 common shares in the capital of Colt.  Colt is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and Colt’s shares are listed for trading on the CNQ Stock Exchange as of March 1, 2007.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 1,875,000 flow-through share units of the securities of the Company at a price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consists of common shares (the “flow-through shares”) of the Company which will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) for a period of twelve months at a price of $0.04 per flow-through warrant share of the Company.  During the year ended December 31, 2006, 1,875,000 flow-through warrant shares were exercised at $0.04 per flow-through common share for total proceeds to the Company of $75,000.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the year ended December 31, 2006, the Company has paid the sum of $33,750 plus G.S.T. to J. W. Murton & Associates in respect to geological services (2005: $52,130) (2004: $13,468).  For the three month period ended March 31, 2007, the Company has paid the sum of $0 (March 31, 2006: $21,750 plus G.S.T.) to J. W. Murton & Associates for geological services.

During 2006, 2005 and 2004, none of the directors advanced any funds to the Company, however, during 2004, the Company advanced the sum of $45,000 to a director which bore interest at the Bank of Montreal rate of Prime plus 1% and which was payable on demand. As of December 31, 2004, the total amount receivable, including interest was $45,406.  During the year ended December 31, 2005 the amount owing of $45,406 by a director was fully repaid.  During the year ended December 31, 2006 there were no loans receivable from directors.

On September 8, 2006, the Company entered into an Option Agreement with Colt Capital Corp. (“Colt”), a related company, (See Exhibit 10.11* - Attached herewith) whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5 % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.  On September 22, 2006 the Company and Colt entered into an Amending Agreement (See Exhibit 10.11.1* - Attached herewith) whereby the NSR Royalty was amended to 0.5% (one half of one percent).  On October 31, 2006, Colt and the Company entered into an Amending Agreement (See Exhibit 10.11.2* - Attached herewith) whereby the date for incurring exploration expenditures and making the cash payment was extended to June 26, 2006.  As of the year ended December 31, 2006, Colt has made cash payments of $65,000 and as of March 31, 2007 Colt has made cash payments of $133,770 and has not incurred any exploration expenditures.  Upon Colt earning its 50% undivided interest in the Extra High Property, both Colt and the Company shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

On December 22, 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share for a period of twelve months.  All common shares and non-transferable warrants of the Company pursuant to this private placement financing have been issued.

The Company is related to the following companies by common management and/or directors and/or officers:

-

Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Bulletin Board and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and principal shareholders and Gregory T. McFarlane is a director of Las Vegas;

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-

Colt Capital Corp. (“Colt”), a reporting issuer in the provinces of Alberta, British Columbia and Ontario and a public company listed on the CNQ Stock Exchange in Canada. Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders of Colt;

-

J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a director of the Company;

-

Mountain Capital Inc. (“Mountain”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders of Mountain and J. Wayne Murton is a director and principal shareholder of Mountain;

-

Touchdown Capital Inc. (“Touchdown”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders of Touchdown.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2006, are included in Item 17 of this report.

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

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2006.

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

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share.  On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share.  On May 2, 2002, the Company’s name was changed to Lucky 1 Enterprises Inc. and its share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value.  On January 17, 2005, the Company’s name was changed to Bronx Ventures Inc. and its share capital was consolidated on the basis of thirty-five-old-for-one-new-common share, and its authorized share capital was subsequently increased to an unlimited number of common and preferred shares without par value. Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed, and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol “BRXVF”.  On March 19, 2007, the Company changed its name to Zab Resources Inc. and subdivided its stock on a one (1) old for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22,  2007.

The following table sets forth the market price (US$), range and trading volumes of the common shares of the Company on the OTC Bulletin Board for the periods indicated.

OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2002	0.61	0.02	673,500
2003	2.00	0.199	1,257,800
2004	0.59	0.05	1,282,700
2005	4.65	2.31	370,800
2006	3.95	1.25	353,392
Two Most Recent Financial Years
Year 2005
Jan 1 – Mar 31	8.00	0.20	254,600
Apr 1 – Jun 30	7.50	3.05	42,300
Jul 1 – Sep 30	7.00	3.25	16,300
Oct 1 – Dec 31	4.50	2.30	57,600

Year 2006
Jan 1 – Mar 31	3.95	1.85	53,339
Apr 1 – Jun 30	3.00	1.25	93,848
Jul 1 – Sep 30	3.00	1.25	52,400
Oct 1 – Dec 31	3.30	1.60	153,805
Year 2007
Jan 1 – Mar 31*	0.12	0.04
Six Most Recent Months
December 2006	0.07	0.04	28,900
January 2007*	0.08	0.05	32,907
February 2007*	0.08	0.04	47,023
March 2007*	0.12	0.07	565,220
April 2007	0.84	0.55	1,226,445
May 2007	0.07	0.03	563,361

*market prices between January 1, 2007 and March 19, 2007 have been re-stated to reflect the forward split of 1:50

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

In order to have a Canadian Listing, the Company has re-initiated its application to have its securities listed for trading on the Canadian Trading and Quotation System Inc. (“CNQ”) which is Canada’s newest Stock Exchange. The Company must meet certain requirements in order to have its securities listed for trading on the CNQ.  There can be no assurances whatsoever that the Company’s application shall be accepted by the CNQ.  If and when the Company’s common shares are listed for trading on the CNQ, then the Company’s common shares shall be dually listed on the CNQ in Canada and on the OTC Bulletin Board in the United States at which time it is anticipated that liquidity in the trading of the Company’s common shares shall increase from current levels.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective March 19, 2007, the Company’s name was changed to Zab Resources Inc., its share capital was subdivided on a 1 (old) for 50 (fifty) new basis.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 22,280,300 common shares are issued and outstanding as of May 31, 2007.  No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data as of May 31, 2007	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding	22,280,300	Nil	N/A	N/A
Stock Options	Nil	Nil	N/A	N/A
Warrants	900,000	Nil	Cdn$0.05	December 30/07
Fully Diluted as at May 31, 2007	23,180,300	Nil	N/A	N/A

Item 10.A.4.  Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

	Number	Exercise
	of Shares	Price

Balance, December 31, 2004	4,071,400	$ 0.105 to $ 0.14
Issued	1,875,000	$ 0.04
Expired	(1,214,300)	$ 0.105 to $ 0.14

Balance, December 31, 2005	4,732,100	$ 0.04 to $ 0.14
Issued	1,200,000	$ 0.05
Exercised	(1,875,000)	$ 0.04
Expired	(2,857,100)	$ 0.14

Balance, December 31, 2006	1,200,000	$ 0.05

At December 31, 2006 and 2005, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2006	2005

March 10, 2006	$ 0.14	0	1,428,550
July 20, 2006	$ 0.14	0	1,428,550
December 30, 2006	$ 0.04	0	1,875,000
December 31, 2007	$ 0.05	1,200,000	0

Balance, December 31, 2006		1,200,000	4,732,100

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the three months ended March 31, 2007 and the year ended December 31, 2006:

	Number	Exercise
	of Shares	Price

Balance, beginning of period	4,732,100	$ 0.04 to $ 0.14
Issued	1,200,000	$ 0.05
Exercised	(1,875,000)	$ 0.04
Expired	(2,857,100)	$ 0.14

Balance, December 31, 2006	1,200,000	$ 0.05
Exercised	(300,000)	$0.05

Balance, March 31, 2007	900,000	$0.05

At March 31, 2007 and December 31, 2006, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

		Number of Shares
Expiry Date	Exercise Price	March 31, 2007	December 31, 2006

December 31, 2007	$ 0.05	900,000	1,200,000

Balance, March 31, 2007	$ 0.05	900,000	1,200,000

Item 10.A.5.  Stock Options

The Company has adopted its 2004 Stock Option Plan whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The Company’s 2004 Stock Option Plan has received the required approval of the Company’s shareholders and of its Board of Directors.  From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference)

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2006 and 2005.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2004	1,398,500	US $ 0.105 to Cdn $ 1.58
Expired	(1,398,500)	US $ 0.105 to Cdn $ 1.58

Balance, December 31, 2005 and 2006		N/A

As at December 31, 2006, there are no stock options outstanding or exercisable.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2007 and the year ended December 31, 2006.

	Number	Exercise
	of Shares	Price

Balance, Beginning of period	0	N/A

Balance, December 31, 2006		N/A

Balance, March 31, 2007	0	N/A

During 2006 and the three month period ended March 31, 2007, no stock options were granted or outstanding.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted to employees, and accordingly, compensation expense of $Nil (2005 - $Nil; 2004 - $131,200) was recognized as salaries expense, and $Nil (2005 - $Nil; 2004 - $15,068) was recognized as consulting expense in 2006.

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares.  All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

Authorized:  Unlimited number of Common and Preferred shares without par value, of which there are no preferred shares issued.

	Number of
	Common		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2004	17,035,550	22,662,838	213,850
Income tax effect on flow-through
share renouncement	0	(56,992)	0
Private placement	1,875,000	75,000	0

Balance, December 31, 2005	18,910,550	22,680,846	213,850
Exercise of flow-through warrants	1,875,000	75,000	0
Income tax effect on flow-through
share renouncement	0	(46,062)	0
Private placement	1,200,000	60,000	0

Balance, December 31, 2006	21,985,550	$22,769,784	$213,850

All common shares and per share amounts have been restated to give retroactive effect to the 1:50 forward split on March 19, 2007.

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

Subsequent to the year ended December 31, 2005, the Company entered into a Purchase and Novation Agreement (Exhibit 10.10* – Incorporated by reference) to sell to Las Vegas all of its right, title and interest in and to the three card games Software, (the “Purchase & Novation Agreement”).  The Purchase & Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006 and as a result, Las Vegas purchased Zab’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share which are restricted from trading until May 1, 2007.

The Company entered into an Investment Agreement (Exhibit 10.6- Incorporated by reference) on January 26, 2004, with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.

On March 26, 2004, Zab entered into an Option Agreement (Exhibit 10.5- Incorporated by reference) with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  On September 12, 2006, (See Exhibit 10.5.1* - Attached herewith) the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property.

The Company and the Optionor further amended the Property Option Agreement and entered into an Amending Agreement on April 16, 2007 with respect to the Extra High Property (See Exhibit 10.5.2* - Attached herewith), whereby the Company is required to make a cash payment of $60,000 to the Optionor on or before June 26, 2007 and the Company is no longer obligated to incur any further exploration expenditures on the Extra High Property in order to earn a 100% undivided interest, subject to a 1.5% net smelter returns royalty payable to the Optionor.

On September 8, 2006, the Company entered into an Option Agreement (See Exhibit 10.11* - Attached herewith) with Colt, a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5% net smelter returns royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. The Property Option Agreement was amended on September 22, 2006 with respect to verifying the N.S.R. royalty (See Exhibit 10.11.1* - Attached herewith).  On October 31, 2006, the Company and Colt entered into an Amending Agreement (See Exhibit 10.11.2* - Attached herewith) whereby Colt has been granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company. Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% (half of one percent) net smelter returns royalty.

The New Management Services Agreement dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference) as amended on August 18, 2003 and on July 31, 2005, (Exhibit 10.4.1 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2006, (2005:$300,000) (2004:$240,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2007 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing. The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

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

The following is intended to be a general description of the Canadian and U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders.  The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law.  Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Zab Resources Inc.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

ZAB RESOURCES INC. (formerly BRONX VENTURES INC.) ("Zab") is classified as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

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

Since Zab has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in Bronx, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test.  Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

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

In lieu of any of the above-described methods, since Zab is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

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

a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities approximate quoted market values.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of a related party because the funds are held in a recognized financial institution.

d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are de-listed from public trading.

e)

Commodity price risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

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

[Exhibit *31.1 – Attached herewith]

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience currently serving as Chief Financial Officer of three other public companies and of the registrant in prior years and a private company, and his experience in actively supervising principal financial officers, principal accounting officers, accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.  (See Item 6.C.3. in this report for further details on the Audit Committee.)

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 –Incorporated by reference)

The Code of Ethics can be accessed electronically at http://www.Zabresources.com .

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2006: $39,739 (2005: $23,997) and (2004: $19,143).

(b)

Audit – Related Fees: There were no further fees other than those disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2006: $ 2,000) (2005: $1,500) and (2004: $900) which are included in the amounts disclosed in item (a) above.

(d)

All other Fees: There were no other fees.

For further details with respect to the Audit Committee’s Charter included in the Company’s Information Circular dated April 20, 2007. (Exhibit 20.1 – Incorporated by reference)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit related services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $25,000 and individual assignments up to a maximum cost of $10,000. All other assignments must be pre-approved by the Audit Committee.  All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2006 and 2005, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's financial statements are stated in Canadian dollars (Cdn $)

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Registered Public Accounting Firm

for the years 2006 and 2005

-Comments by Independent Accountants

for United States Readers on Canada

- United States Reporting Conflict

-Balance Sheets as at December 31, 2006 and December 31, 2005

-Statements of Operations and Deficit for

the years ended December 31, 2006, 2005 and 2004

-Statements of Cash Flows for the years ended December 31, 2006

2005 and 2004

-Notes to the Financial Statements

Page 52-73

ZAB RESOURCES INC.

(Formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2006 and 2005

Index

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

51

Notes to Financial Statements

52 - 73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ZAB RESOURCES INC. (Formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

We have audited the balance sheets of Zab Resources Inc. (formerly Bronx Ventures Inc.) (an Exploration Stage Company) as at December 31, 2006 and 2005 and the statements of operations and deficit, and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 14.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 23, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated March 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

As discussed in note 5 to the financial statements, an error resulting in an overstatement of previously reported net loss for the year ended December 31, 2004 was discovered during the 2005 year.  Accordingly, the 2004 financial statements have been restated and an adjustment has been made to retained earnings as of January 1, 2005 to correct the error.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 23, 2007

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2006	2005

Assets
Current
Cash and term deposits	$57,144	$174,892
Marketable securities (note 6)	1,575,498	301,095
Accounts receivable	1,436	15,358
Receivable from related parties (note 11)	5,196	61,098
Cash held on behalf of related party (note 11)	0	1,218

Total Current Assets
Mineral Properties (note 9)	318,520	291,339
Reclamation Deposit	10,000	3,000
Furniture and Equipment (note 8)	3,671	4,492

Total Assets	$1,971,465	$852,492

Liabilities
Current
Accounts payable and accruals	$73,117	$23,628
Payable to related parties (note 11)	22,567	8,509
Cash held on behalf of related party (note 11)	0	1,218

Total Liabilities	95,684	33,355

Shareholders’ Equity
Capital Stock (note 10)	22,769,784	22,680,846
Contributed Surplus (note 10)	213,850	213,850
Deficit	(21,107,853)	(22,075,559)

Total Shareholders’ Equity	1,875,781	819,137

Total Liabilities and Shareholders’ Equity	$1,971,465	$852,492

Commitments and Subsequent Events (notes 15 and 16)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars)

	2006	2005	2004
			(note 5)

Revenues	$219,160	$484,804	$292,372
Expenses
Management fees (note 11)	360,000	300,000	240,000
Legal, accounting and audit	70,953	30,563	83,632
Salaries and benefits	67,817	49,717	153,354
Directors’ fees	30,012	15,006	0
Office and miscellaneous	10,407	13,024	17,861
Regulatory and transfer fees	7,766	20,696	8,213
Telephone	6,382	6,026	2,885
Rent	6,000	6,000	6,032
Finance, interest and foreign exchange	2,166	16,106	6,305
Mineral license fees	2,139	2,212	2,212
Travel, meals and entertainment	1,746	2,264	190
Shareholder communication	4,409	1,069	5,054
Amortization	820	5,406	3,180
	570,617	468,089	528,918
Income (Loss) Before Other Items	(351,457)	16,715	(236,546)
Other Items
Interest income	496	1,225	1,002
Write-down of marketable securities	(1,058,892)	0	0
Write-down of investment in Inter-Café
Project (note 7)	0	0	(90,000)
Write-down of mineral property (note 9)	(4,857)	0	0
Gain (loss) on sale of securities, net	(64,846)	105,786	69,386
Sale of three card games software
(note 11(e))	2,401,200	0	0
	1,273,101	107,011	(19,612)
Income (Loss) Before Income Tax
Future Income Tax Recovery on Expenditures Renouncement (note 13)	46,062	56,992	0
Net Income (Loss) for Year
Deficit, Beginning of Year (notes 3(i) and 5)	(22,075,559)	(22,256,277)	(22,000,119)

Deficit, End of Year (notes 3(i) and 5)	$(21,107,853)	$(22,075,559)	$(22,256,277)
Basic Earnings (Loss) Per Common Share	$ 0.05	$ 0.01	$ (0.01)
Diluted Earnings Per Share	$ 0.05	$ 0.01	N/A
Weighted Average Number of Common
Shares Outstanding	19,241,150	17,097,200	16,113,450

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2006	2005	2004
			(note 5)
Operating Activities
Net income (loss)	$967,706	$180,718	$(256,158)
Items not involving cash
Amortization	820	5,406	3,180
Stock-based compensation	0	0	146,268
Write-down of marketable securities	1,058,892	0	0
Write-down of investment in Inter-Café
Project (note 7)	0	0	90,000
Loss (gain) on sale of securities	64,846	(105,786)	(69,386)
Write-off of mineral properties	4,857	0	0
Sale of three card games software	(2,401,200)	0	0
Future income tax recovery	(46,062)	(56,992)	0

	(350,141)	23,346	(86,096)
Changes in non-cash working capital (note 12)	133,371	179,818	(333,817)

Cash Provided by (Used in) Operating Activities	(216,770)	203,164	(419,913)

Financing Activity
Issue of shares, net of issue costs	135,000	75,000	200,000

Investing Activities
Proceeds on sale of marketable securities	93,059	152,217	1,809,475
Purchase of interest in long-term investment	0	0	(65,000)
Investment in mineral property	(32,037)	(259,407)	(31,932)
Reclamation deposits	(7,000)	(3,000)	0
Purchase of marketable securities	(90,000)	(280,570)	(1,278,815)

Cash Provided by (Used in) Investing Activities	(35,978)	(390,760)	433,728

Inflow (Outflow) of Cash	(117,748)	(112,596)	(213,815
Cash and Term Deposits, Beginning of Year	174,892	287,488	73,673

Cash and Term Deposits, End of Year	$57,144	$174,892	$287,488

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the exploration for the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues were derived from this investment.

On January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc. The Company then consolidated its capital stock on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock was increased to an unlimited number of common and preferred shares without par value.

Effective January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA.  The common shares of Bronx Ventures Inc. then commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

On March 19, 2007, the Company changed its name to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Apart from the last two fiscal years, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

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

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions of the determination of fair value of stock-based compensation expense, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Marketable securities

Marketable securities are carried at the lower of their cost and quoted market value at the balance sheet date.

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

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the costs of these assets on a declining-balance basis as follows:

Furniture and equipment

-  20%

Computer equipment

-  30%

(f)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of the fair value can be made.  The carrying amount of the long-lived asset is increased by the same amount as the liability. No obligation has been recognized.

(g)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(i)

Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Stock-based compensation (Continued)

Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

As a result of this accounting policy, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

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

The effect of options and conversions of outstanding warrants was not reflected in loss per share for 2004 as the effect would have been anti-dilutive.

(k)

Flow-through common shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits and cash held on behalf of a related party because the funds are held in a recognized financial institution.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to the adverse fluctuations in their market value and the possibility of being delisted from public trading.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

5.

GAIN ON SALE OF MARKETABLE SECURITIES RESTATEMENT

The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  The Company has restated the 2004 financial statements as follows:

Proceeds on Sale of Securities, net
As previously reported (before reclassification $1,591,501)	$1,540,517
As restated	$1,809,475

Gain (Loss) on Sale of Securities, net
As previously reported (before reclassification $7,067)	$(43,917)
As restated	$69,386

Net Loss
As previously reported	$369,461
As restated	$256,158

Deficit
As previously reported	$22,369,580
As restated	$22,256,277

Certain prior year figures have been reclassified to agree to current year’s presentation.

6.

MARKETABLE SECURITIES

	2006	2005

Marketable securities (market - $1,575,498; 2005 - $580,628)	$1,575,498	$301,095

The Company owns 7,866,006 shares (7.9%) of the total outstanding shares in the capital of Las Vegas, a publicly traded related party, as of December 31, 2006 (2005 - 1,393,506 shares, or 1.51%), 6,670,000 of these shares were acquired through the sale of the three card game software (note 11(e)). The market value was determined based on the closing trading price at December 31, 2006 and 2005.

The Company owns 2,500,000 shares (9.3%) of the total outstanding shares in the capital stock of Colt Capital Inc. (“Colt”), a related party, as of December 31, 2006 (2005 - 1,000,000 shares, or 36.8%). The carrying value is at cost as the market value is indeterminable, as the shares were not trading at December 31, 2006.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

7.

INVESTMENT IN INTER-CAFÉ PROJECT

During 2003, the Company made a down payment of $25,000 on an investment in the “Inter-Café Project”, a business development concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment.  The agreement with Interfranchise Inc. required an additional payment of $65,000 to acquire a 10% interest in the Inter-Café Project.  During 2004, the Company paid the remaining $65,000 for a total investment of $90,000 in the Inter-Café Project in 2004.  In 2004, the Company wrote off this investment since recovery of the investment became doubtful.

8.

FURNITURE AND EQUIPMENT

	2006
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,823	$3,671

	2005
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,002	$4,492

9.

MINERAL PROPERTIES

Extra High Property

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

On September 12, 2006, the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

9.

MINERAL PROPERTIES (Continued)

On September 8, 2006, the Company entered into an Option Agreement with Colt, a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5% net smelter returns royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt has been granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company. Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

Investment in the Extra High Property consists of costs incurred as follows:

				Cumulative to
	December 31,			December 31,
	2004	2005	2006	2006

Acquisition (property option payments)	$15,000	$30,000	$45,000	$90,000
Staking	3,639	0	0	3,639
Assessment and miscellaneous	895	5,113	4,303	10,310
Geological, geochemical, trenching and drilling	12,398	224,294	36,770	273,463
Colt Capital Corp. property option payment	0	0	(65,000)	(65,000)
Total	$31,932	$259,407	$21,073	$312,412

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,974 and spent $2,134 in exploration related expenses for a total of $6,108.

Whiteman Property

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At year-end, this amount was written off as the Company decided to abandon the property.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)

Issued

	Number of
	Common		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2004	17,035,550	22,662,838	213,850
Income tax effect on flow-through
share renouncement	0	(56,992)	0
Private placement	1,875,000	75,000	0

Balance, December 31, 2005	18,910,550	22,680,846	213,850
Exercise of flow-through warrants	1,875,000	75,000	0
Income tax effect on flow-through
share renouncement	0	(46,062)	0
Private placement	1,200,000	60,000	0

Balance, December 31, 2006	21,985,550	$22,769,784	$213,850

All common shares and per share amounts have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 and, the 35:1 share consolidation, which took effect on January 17, 2005 (note 1).

During 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share for a period of twelve months.  All common shares and non-transferable warrants pursuant to this private placement financing have been issued.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of twelve months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 for total proceeds to the Company of $75,000.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on March 10, 2004 for the purchase of 1,428,550 flow-through share units at the purchase price of $0.07 per unit, for total proceeds to the company of $100,000.  Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the ITA and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.105 per flow-through warrant share for a period of twelve months, and thereafter at a price of $0.14 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares”) of the Company at a price of $0.14 per non-flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to this private placement financing have been issued.

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

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 1,428,550 units of the securities of the Company at the price of $0.07 per unit for total proceeds to the Company of $100,000.  Each unit consisted of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant was exercisable at the price of $0.105 per common share, if exercised during the first year, and at the price of $0.14 per common share, if exercised during the second year.  The warrants expired on July 20, 2006.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(c)

Warrants

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

	Number	Exercise
	of Shares	Price

Balance, December 31, 2004	4,071,400	$ 0.105 to $ 0.14
Issued	1,875,000	$ 0.04
Expired	(1,214,300)	$ 0.105 to $ 0.14

Balance, December 31, 2005	4,732,100	$ 0.04 to $ 0.14
Issued	1,200,000	$ 0.05
Exercised	(1,875,000)	$ 0.04
Expired	(2,857,100)	$ 0.14

Balance, December 31, 2006	1,200,000	$ 0.05

At December 31, 2006 and 2005, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2006	2005

March 10, 2006	$ 0.14	0	1,428,550
July 20, 2006	$ 0.14	0	1,428,550
December 30, 2006	$ 0.04	0	1,875,000
December 31, 2007	$ 0.05	1,200,000	0

Balance, end of year		1,200,000	4,732,100

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s 2002 and 2003 Stock Option Plans, reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During 2005, no stock options were granted and 1,214,300 options expired.

During 2006, no stock options were granted or outstanding.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2006 and 2005.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2004	1,398,500	US $ 0.105 to Cdn $ 1.58
Expired	(1,398,500)	US $ 0.105 to Cdn $ 1.58

Balance, December 31, 2005 and 2006		N/A

As at December 31, 2006, there are no stock options outstanding or exercisable.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted to employees, and accordingly, compensation expense of $Nil (2005 - $Nil; 2004 - $131,200) was recognized as salaries expense, and $Nil (2005 - $Nil; 2004 - $15,068) was recognized as consulting expense in 2006.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2006	2005	2004

Expected life (years)	N/A	N/A	1
Interest rate	N/A	N/A	3.00%
Volatility	N/A	N/A	239.39%
Dividend yield	N/A	N/A	0.00%

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(e)

Earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(j)):

	2006	2005	2004

Weighted average number of common shares
outstanding – Basic	19,241,150	17,097,200	16,113,450
Pro-rated dilutive warrants	22,000	27,700	N/A
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of common shares
outstanding – Diluted	19,263,150	17,124,900	16,113,450

11.

RELATED PARTY TRANSACTIONS

The Company shares office space and certain employees with Las Vegas, a company related by common management, officers and certain directors.

	2006	2005

Receivable from related parties
Receivable for payroll expenses charged to Las Vegas	$5,196	$19,293
Gaming revenue receivable from Las Vegas (note 3(h))	0	41,805

	$5,196	$61,098

Payable to related parties
Payable for rent charged from Las Vegas	$(530)	$(535)
Director’s fees payable to a director	(21,560)	(5,004)
Geological services payable to a company owned by a director	(477)	(2,970)

	$(22,567)	$(8,509)

Cash held on behalf of Las Vegas of $Nil (2005 - $1,218) is without interest and payable on demand.

Related party transactions during the year:

(a)

Geological services of $33,750 (2005 - $77,815; 2004 - $13,468) were provided by a company owned by a director.

(b)

Management fees of $360,000 (2005 - $300,000; 2004 - $240,000) were paid to a company related by common management and directors.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS (Continued)

(c)

The Company received revenue of $219,160 (2005 - $484,804; 2004 - $292,372) from Las Vegas from the Company’s investment in online gaming software.  These amounts are recorded as reported by Las Vegas.

(d)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas, a related party, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The Company may either increase or decrease its investment in Las Vegas in the future. In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

(e)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, are restricted from trading until May 1, 2007.  The carrying value of these shares is at their quoted market value of $1,300,650.

(f)

Directors’ fees of $30,012 (2005 - $15,006; 2004 - $) were paid to two directors.

(g)

During 2005, the Company entered into a Private Placement Financing Agreement with Colt, a related by company.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. The carrying value is at cost as the market value is indeterminable, as the shares were not trading at December 31, 2006.

(h)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt, a related company, whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000. The carrying value is at cost as the market value is indeterminable, as the shares were not trading at December 31, 2006.

(i)

Paid to the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses of $322,629 (2005 - $205,608; 2004 - $185,450); and

(ii)

other expenses of $Nil (2005 - $1,455; 2004 - $14,139).

Paid to Las Vegas

Las Vegas charged the Company for its share of:

(iii)

rent of $6,000 (2005 - $6,000; 2004 - $6,032); and

(iv)

other expenses of $244 (2005 - $Nil; 2004 - $Nil).

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS (Continued)

(j)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt, a related company, (note 9).

12.

CHANGES IN NON-CASH WORKING CAPITAL

	2006	2005	2004

Accounts receivable	$13,922	$(15,358)	$0
Receivable from related parties	55,902	196,631	(257,729)
Payables and accruals	49,489	(762)	(11,859)
Payable to related parties	14,058	(693)	(64,229)

	$133,371	$179,818	$(333,817)

Supplementary information
Shares issued for settlement of debt	$0	$0	$3,424
Shares received for purchase of three card
game software	$2,401,200	$0	$0
Interest paid	$0	$13,337	$4,384

13.

INCOME TAXES

The Company has available approximate non-capital losses of $1,200,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire in 2010.  The benefit of these losses has not been recorded in these financial statements.

The Company has available approximate resource-related deductions of $2,753,395 that may be carried forward indefinitely.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

13.

INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005

Income tax benefit computed at Canadian statutory rates	$330,181	$64,372
Amortization in excess of capital cost allowance	280	1,926
Gain (loss) on sale of securities	22,125	(24,734)
Non-taxable gain on sale of capital	(409,764)	0
Share issuance and financing costs	(5,431)	(5,670)
Non-deductible stock-based compensation	0	0
Non-deductible write-down of investment	361,294	0
Non-deductible write-off of mineral properties	1,657	0
Non-deductible meals	298	0
Utilized (unrecognized) tax losses	(254,578)	21,098

Future income tax benefit	$46,062	$56,992

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Excess of undepreciated capital cost over net book
value of fixed assets	$220,657	$230,067
Excess of unused exploration expenditures for Canadian
tax purposes over net book value of resource properties	830,779	913,659
Net losses carried forward	1,471	726,764
Excess of tax value over book value of marketable
securities	383,463	18,315

	1,436,370	1,888,805
Valuation allowance for future income tax assets	(1,436,370)	(1,888,805)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will more likely than not will not be realized and consequently have not been recorded in these financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES

(a)

Recent US accounting pronouncements

(i)

In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

(ii)

In May 2005, the FASB issued SFAS No. 159, “Accounting Changes and Error Corrections” (“SFAS No. 159”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iii)

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

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

iv)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(a)

Recent US accounting pronouncements (Continued)

(v)

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”.  SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s financial statements.  Stock-based compensation expense recognized during the period is based on the value of the portion of the stock-based payment awards that are ultimately expected to vest during the period.   This pronouncement had no impact on the Company, as it accounts for all options and warrants using the fair value method, under Canadian GAAP.

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

Under US GAAP, the accounting treatment would differ as follows:

(i)

Prior to the adoption of EITF 04-2, mineral property exploration and development costs were expensed as incurred until such time as economic reserves were quantified.  Subsequent to the adoption of EITF 04-2, acquisition costs are accounted for as tangible assets and capitalized and included as part of property, plant and equipment. Adoption of EITF 04-2 has been applied on a retroactive basis.

(ii)

Marketable securities are recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur.  For Canadian GAAP, gains and losses are only recognized in earnings when realized.

Under US GAAP, the change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP.

(iii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2006	2005

Total Assets for Canadian GAAP	$1,971,465	$852,492
Adjustments increasing (decreasing) total assets
Unrealized gain (loss) on marketable securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	0	279,533
Write-off of mineral property under US GAAP	(293,520)	(246,339)

Total Assets for US GAAP	$1,677,945	$885,686

	2006	2005

Total Liabilities for Canadian GAAP	$95,684	$33,355
Adjustment increasing total liabilities	0	0

Total Liabilities for US GAAP	95,684	33,355

Total Equity for Canadian GAAP	1,875,781	819,137
Adjustment increasing (decreasing) total equity
Change in marketable securities	0	279,533
Change in mineral property	(293,520)	(246,339)

Total Equity for US GAAP	1,582,261	852,331

Total Liabilities and Equity for US GAAP	$1,677,945	$885,686

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

	2006	2005	2004

Net Income (Loss) for Canadian GAAP	$ 967,706	$ 180,718	$ (256,158)
Adjustments increasing (decreasing) total net income (loss)
Adopt fair value for stock-based compensation prospectively under US GAAP	0	0	0
Write-off of mineral property under US GAAP	(47,181)	(229,407)	(16,932)
Unrealized gain on marketable securities	0	265,701	9,990
Reversal of losses (gains) reported in prior years’ US income and current year Canadian income	837,517	(33,147)	(285,311)
Future income tax recovery	(46,062)	(56,992)	0

Net Income (Loss) for US GAAP	$ 1,711,980	$ 126,873	$ (548,411)

	2006	2005	2004

Earnings (loss) per common share
Canadian GAAP - Basic	$ 0.05	$ (0.01)	$ (0.02)
US GAAP - Basic	$ 0.02	$ (0.00)	$ (0.04)
Canadian GAAP - Diluted	$ 0.05	$ 0.01	N/A
US GAAP - Diluted	$ 0.02	$ 0.00	N/A

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

The calculation of 2003 weighted average number of common shares outstanding - diluted includes 64,046 pro-rated dilutive warrants and 3,647 pro-rated dilutive options, which are anti-dilutive for Canadian purposes.

	2006	2005	2004

Shareholders’ Equity
Total Capital Stock for Canadian GAAP	$ 22,769,784	$ 22,680,846	$ 22,662,838
Adjustment for stock-based compensation expenses	213,850	213,850	213,850
Adjustment for future income tax recovery	103,054	56,992	0

Total for US GAAP	23,086,688	22,951,688	22,876,688

Total Contributed Surplus for Canadian GAAP	213,850	213,850	213,850
Adjustment for stock-based compensation expenses	(213,850)	(213,850)	(213,850)

Total Contributed Surplus for US GAAP	0	0	0

Total Comprehensive Income for Canadian GAAP	0	0	0
Adjustment for comprehensive income	(1,117,050)	0	0

Total Comprehensive Income for US GAAP	(1,117,050)	0	0

Total Deficit for Canadian GAAP	(21,107,853)	(22,075,559)	(22,256,277)
Adjustment for US GAAP	720,476	(23,798)	30,047

Total Deficit for US GAAP

Total Shareholders’ Equity - US GAAP	$1,582,261	$852,331	$650,458

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2006		2005	2004

Cash provided by (used in) operating activities
- Canadian GAAP	$(216,770)		$203,164	$(419,913)
Capitalized mineral expenditures	2,037		(229,407)	(16,932)

Cash used in operating activities – US GAAP	$(214,733)		$(26,243)	$(436,845)

Cash provided by (used in) investing activities
- Canadian GAAP	$(35,978)	$ 4	(390,760)	$433,728
Capitalized mineral expenditures	(2,037)		229,407	16,932

Cash used in investing activities – US GAAP	$(38,015)		$(161,353)	$450,660

15.

COMMITMENTS

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company that is owned by two directors.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2007 and is renewable.

16.

SUBSEQUENT EVENTS

(a)

On March 1, 2007, with respect to the Extra High Property Option Agreement, Colt made a cash payment of $68,770 to the Company representing the balance of Colt’s cash payment obligation under the Agreement.

(b)

On March 5, 2007, 300,000 flow-through share warrants were exercised by one director at $0.05 per share for total proceeds to the Company of $15,000.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements which are required to be filed hereunder are listed in Item 17 and are specifically incorporated herein by this reference.  The Company's financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with Canadian generally accepted accounting principles.

ITEM 19. LIST OF EXHIBITS

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

10.1

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

10.4

Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1

Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)  (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.5

Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1*

Amendment to the Property Option Agreement dated September 12, 2006 – Attached herewith

10.5.2*

Amendment to the Property Option Agreement dated April 17, 2007 – Attached herewith

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

 (SEC Accession No. 0001137171-04-000850 http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement.htm

10.9

Debt Settlement Agreement dated April 8, 2004 – Previously filed on Form 20-F 2003.

(SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.10

Purchase and Novation Agreement - Previously filed on Form 20 2005 (SEC Accession No.

0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1010.htm

10.11*

Property Option Agreement with Colt Capital Corp. dated September 8, 2006 (Attached herewith)

10.11.1*

First Amendment dated September 22, 2006 to the Property Option Agreement (Attached herewith)

10.11.2*

Second Amendment dated October 31, 2006 to the Property Option Agreement (Attached herewith)

11.1*

Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1

Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.
0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

20.1

Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842) http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm

20.2

Notice of Annual General Meeting, 2006 and Management Proxy Materials

(Incorporated by reference – previously filed on Form 6-K May 02, 2006 (Accession Number 0001309014-06-000333) http://www.sec.gov/Archives/edgar/data/825171/000130901406000333/exhibit1.htm http://www.sec.gov/Archives/edgar/data/825171/000130901406000333/exhibit2.htm

20.3

Notice of Annual General Meeting, 2005 and Management Proxy Materials

Incorporated by reference - previously filed on Form 6-K May 30, 2005)

http://www.sec.gov/Archives/edgar/data/825171/000130901405000254/exhibit2.htm

20.4

Notice of Special General Meeting, 2005 and Management Proxy Materials

(Incorporated by reference - previously filed on Form 6-K December 3, 2004)

http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1* Sarbanes Oxley Act Section 302, Certified by

Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached)

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

Promoters and Employees other than Related Parties

99.3*

Schedules III & IV - Property, Plant and Equipment and Accumulated

Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith (Attached)

Exhibit 99.1*

ZAB RESOURCES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2006

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Verdon Gold	0	$0	$0	$0

Las Vegas From Home.com Entertainment Inc.	7,866,006	$2,659,401	$1,537,771	$1,537,771
Colt Capital Corp.	2,500,000	$25,000	$25,000	$25,000
Great Canadian Gaming Corp.*	1,100	$20,570	$12,727	$12,727

*  Subsequent to the year ended December 31, 2006 the Company sold all 1,100 shares of Great Canadian Gaming Corp. for total net proceeds of $13,042.

As per the attached financial statements, the following investments were held at the end of December 31, 2006:

Investments

=   $1,575,498

Exhibit 99.2*

ZAB RESOURCES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2006
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(1,218)	-	1,218	-	-
Las Vegas From Home. com Entertainment Inc.	$60,563	-	(55,367)	-	5,196
J. Wayne Murton (geological services)	$(2,970)	-	2,493	-	(477)
Gregory T. McFarlane/ J. Wayne Murton (directors fees)	$(5,004)	-	(16,556)	-	(21,560)
2005
J. Kalpakian	$45,406	-	(45,406)	-	-
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(583,670)	-	582,452	-	(1,218)
Las Vegas From Home. com Entertainment Inc.	$212,323	-	(151,760)	-	60,563
J. Wayne Murton	$(9,202)	-	6,232	-	(2,970)
Gregory T. McFarlane	$-	(5,004)	-	-	(5,004)
2004
J. Wayne Murton	$-	(9,202)	-	-	(9,202)
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(138,361)	(445,309)	-	-	(583,670)
Las Vegas From Home.com Entertainment Inc.	$(2,471)	212,323	2,471	-	212,323
J. Kalpakian	$-	45,406	-	-	45,406
Kalpakian Bros.of B.C.	$(70,930)	-	70,930	-	-

Exhibit 99.3*

ZAB RESOURCES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2006
Property, plant & equipment
Machinery & equipment	$126,494	-	-	-	$126,494
Accumulated amortization
Machinery and equipment	$(122,002)	(821)	-	-	$(122,823)
Net book value
Machinery & equipment	$4,492	(821)	-	-	$3,671
2005
Property, plant & equipment
Machinery & equipment	$161,606	-	35,112	-	$126,494
Accumulated amortization
Machinery and equipment	$(151,708)	-	29,706	-	$(122,002)
Net book value
Machinery & equipment	$9,898	(5,406)	-	-	$4,492
2004
Property, plant & equipment
Machinery & equipment	$161,606	-	-	-	$161,606
Accumulated amortization
Machinery and equipment	$(148,528)	(3,180)	-	-	$(151,708)
Net book value
Machinery & equipment	$13,078	(3,180)	-	-	$9,898

Exhibit 11.1

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

Exhibit 31.1

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20-F (2006) of Zab Resources Inc. (formerly) Bronx Ventures Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I, ,are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide a reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, , to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 31, 2007

   “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Zab Resources Inc., (the "Company") on Form 20F for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 31st day of May, 2007

Zab Resources Inc.

     “Bedo H. Kalpakian”

Bedo H. Kalpakian,

President

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F(2005) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Dated this 31st day of May, 2007