Form 20-F
period 2007-12-31
Zab Resources Inc.
filed 2008-06-27
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

F O R M   20-F

(  )

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     DECEMBER 31, 2007

(  )

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

Commission file number      016353

ZAB RESOURCES INC.

(Incorporated in the Province of British Columbia, Canada)

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1A1

Securities registered or to be registered pursuant to

Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Common Shares (no par value)

OTC Bulletin Board

Securities registered or to be registered pursuant to

Section 12 (g) of the Act.

As at December 31, 2007, the authorized capital of the registrant consisted of an unlimited number of common and preferred shares without par value of which 27,323,620 common shares and no preferred shares have been issued.

As at May 31, 2008, the authorized capital of the registrant consisted of an unlimited number of common and preferred shares without par value of which 27,323,620 common shares and no preferred shares have been issued.

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

[X]   Item 17

[  ]   Item 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes [   ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [    ]                         Accelerated filer [   ]                   Non-accelerated filer [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [    ]     No [X]

ZAB RESOURCES INC.

FORM 20-F ANNUAL REPORT 2007

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

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.  On March 19, 2007, the Company’s share capital was subdivided on the basis of one-old-for-fifty-new common shares. All common shares and per share amounts included in this Annual Report on Form 20-F (2007) and in the Company’s Audited Financial Statements for the years ended December 31, 2007 and 2006 have been restated to give retroactive effect to the 1:50 forward split described in Results of Operations in Item 4.(a) of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2007 and 2006.

TABLE I

		Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004*	Year Ended December 31, 2003
Operating Revenue		$0	0	0	0	0
Interest Income		$822	496	1,225	1,002	1,425
Net Income (loss)		$(676,166)	967,706	180,718	(256,158)	(104,297)
Basic net earnings/(loss) per common share	$	**(0.02)	**0.04	**0.01	**(0.02)	**(0.01)
Total Assets		$1,476,545	1,971,465	852,492	1,237,673	778,312
Capital Stock		$23,004,615	22,769,784	22,680,846	22,662,838	22,459,414
Number of common shares at year end		27,323,620	21,980,300	18,905,300	17,030,300	14,145,800
Long term-obligations		$0	0	0	0	0
Cash dividends		$0	0	0	0	0

Certain prior year figures have been reclassified to agree to current year’s presentation.

*  The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.

** Gain (loss) per common share is based on the number  of shares outstanding at year-end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the Audited Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005.

Had the financial statements of Zab been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Net earnings/(loss)	$(892,891)	1,711,980	126,873	(401,393)	(40,175)
Basic earnings/(loss) per common share	$(0.04)	0.02	(0.00)	(0.02)	0.00
Number of Common shares at year end	27,323,620	21,980,300	18,905,300	17,030,300	14,145,800
Total Assets	$1,098,176	1,677,945	840,686	1,250,020	1,100,612

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 14 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2007	1.0199	0.9803
January 2008	1.0092	0.9681
February 2008	1.0241	0.9832
March 2008	1.0158	0.9742
April 2008	0.9986	0.9771
May 2008	1.0162	0.9811

(1) The high and low exchange rate in each month has been calculated using the average monthly rate of the Bank of       Canada.

	For Year Ended December 31, 2007	For Year Ended December 31, 2006	For Year Ended December 31, 2005	For Year Ended December 31, 2004	For Year Ended December 31, 2003
Average rate ($)(2)	0.9303	0.8816	0.8254	0.7684	0.7138
High ($)(3)	1.0852	0.8641	0.7876	0.7165	0.6381
Low ($)(3)	0.8435	0.9015	0.8682	0.8504	0.7726

(2)The average exchange rate for the period has been calculated using the average yearly rate of the Bank of Canada.

(3)The high and low exchange rate in each period was determined from the average yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2007, the U.S. $1.00 was equal to Cdn $1.0088.  At the closing on May 31, 2008, the U.S. $1.00 was equal to Cdn $0.9930

Item 3.D.  Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1).  RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations:  Zab’s proposed mineral exploration programs, are subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

- Exploration and Development:  All of the resource properties in which the Company has a clear or undisputed interest or the right to acquire a clear or undisputed interest are in the exploration stages only and are without a known body of commercial ore.  Development of the Company's resource properties will only follow upon obtaining satisfactory results.  Exploration and development of natural resource properties involve a high degree of risk and few properties which are explored are ultimately developed into producing properties.  Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities or grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.

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

- Competition:  The resource industry is intensely competitive in all of its respective phases, and the Company competes with many companies possessing much greater financial resources and technical facilities than the Company.  As such, competition is adversely affecting the Company's ability to acquire suitable mineral exploration properties.

- Management:  The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

- Dilution:  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future.  This will result in further dilution to the Company's shareholders.

- Revenues and Dividends:  In the past, the Company used to generate some revenues and does not anticipate generating any revenues in the future due to the sale of the Company’s investment in the three card games Software.  Consequently, if the Company requires additional funds for exploration and development of its mineral properties or for operating capital purposes, or for acquiring interests in other mineral properties, the Company will have to seek equity or debt financing which may or may not be available.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay dividends in the future.  In the event of generating any earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

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

- Disruption in Trading:  Trading in the common shares of the Company may be halted  for certain reasons, including the failure by the Company to submit documents to the regulatory authorities in the time periods required.

2). RISKS RELATED TO THE COMPANY’S INVESTMENTS

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.  In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to the Company on or before December 31, 2008.  Upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from the Company the remaining 33% undivided interest in the Extra High Property, subject only to the Arm’s Length Royalty and to a 0.5% NSR royalty payable to the Company (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $500,000. In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the 2008 Option Agreement will terminate and Colt and the Company shall operate as Joint Venturers  with Colt holding an initial 67% undivided interest in the Extra High Property and the Company holding an initial 33% undivided interest in the Extra High Property.  Thereafter each party shall contribute its proportionate share of the property expenditures. Should a Joint Venturer fail to make its proportionate share of expenditures, its interest will be dilulted.   Should any party’s interest be diluted to less than a 10% undivided interest in the Extra High Property, then its interest will forever be converted to a 0.5% NSR royalty.

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

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 (Exhibit 3.1 – Incorporated by reference) and was registered extra-

provincially in the Province of Ontario, Canada on October 19, 1984.  On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.".  On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form.  On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc.  On May 2, 2002, the name of the Company was changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc.  On January 17, 2005, the name of the Company was changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference).  On March 19, 2007, the Company changed its name to Zab Resources Inc.

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

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian Trading and Quotation System (“CNQ”) in Canada under the trading symbol “ZABK”.  The Cusip number of the Company’s common shares is 988753109.

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome mine in Ecuador.

Zab is a junior mineral exploration company with interests in the Extra High Property located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The principal business of Zab is in mineral exploration.  The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

Effective January 28, 2008, the Company's head office is located at:  PO Box 10049, Pacific Centre, Suite 1501 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1.  The telephone number is (604) 681-1519 (ext 6106) and the telefax number is (604) 681-9428.  The contact person is Bedo H. Kalpakian.

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

Item 4.B.  Business Overview

Summary

Zab is a junior mineral exploration company with interests in the Extra High Mineral Property which is located in the Province of British Columbia and, Lithium Mineral Properties which are located in the Province of Ontario.  The principal business of Zab is in mineral exploration.

Zab is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

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

Item 4. C.  Organizational Structure

Not Applicable.

Item 4.D.  Property, Plants and Equipment

I. Extra High Property, Kamloops Mining Division, British Columbia, Canada

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

In the spring of 2004, the Company commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British

Columbia”.  The report recommended exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property.  This report has been filed on www.Sedar.com by the Company.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Zab and Colt Resources Inc. (“Colt”), a related party.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Zab a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.zabresources.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www. zabresources.com .

On September 8, 2006, the Company entered into an Option Agreement (Exhibit 10.11 – Incorporated by reference) with Colt whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.1 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement (Exhibit 10.11.2 – Incorporated by reference) whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.2 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

As at December 31, 2007, Colt has made option payment totalling $193,770 to the Company.

During Q4 of 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J. W. Murton is a director of both the Company and Colt.  For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.zabresources.com.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 * Attached herewith) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to the Company on or before December 31, 2008.  Upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from the Company the remaining 33% undivided interest in the Extra High Property, subject only to the Arm’s Length Royalty and to a 0.5% NSR royalty payable to the Company (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $500,000.

In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the 2008 Option Agreement will terminate and Colt and the Company shall operate as Joint Venturers with Colt holding an initial 67% undivided interest in the Extra High Property and the Company holding an initial 33% undivided interest in the Extra High Property.  Thereafter each party shall contribute its proportionate share of the property expenditures. Should a Joint Venturer fail to make its proportionate share of expenditures, its interest will be diluted.   Should any party’s interest be diluted to less than a 10% undivided interest in the Extra High Property, then its interest will forever be converted to a 0.5% NSR royalty.

As at March 31, 2008, investment in the Extra High Property consists of costs incurred as follows:

	Cumulative to March 31, 2008	Cumulative to December 31, 2007

A Acquisition (property option payments)	$150,000	$150,000
S Staking	3,639	3,639
Assessment and miscellaneous	10,311	10,311
Geological, geochemical, trenching and drilling	427,882	408,189

Colt property option payments	(443,770)	(193,770)

	$148,062	$378,369

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Property.

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

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property which was named Mt. Blunt and was acquired for a total cost of $1,322.

During the summer of 2007, J.W. Murton conducted an evaluation, mapping and sampling of the Mt. Blunt property for a total cost of $9,320.  Rock samples were collected and submitted for analysis.  Results from the analytical work did not reveal sufficient metal values to make the Mt. Blunt property worthy of further work, as a result of which, J.W. Murton has recommended that the Company allow the Mt. Blunt property to lapse.  As of the date of this Annual Report the claims which comprise this property have lapsed.  As at December 31, 2007, the Company has written off its investment in this property.

III.

The Whiteman Property, Vernon Mining Division, British Columbia, Canada

The Whiteman Property consisted of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia.  The acquisition cost for the Whiteman property was $695 and the Company spent $4,162 in exploration related expenses for a total of $4,857.  During the year ended December 31, 2006, this amount was written off.  The Company followed up with Mr. J. W. Murton’s recommendation and allowed the claims to lapse on May 12, 2007.

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

V.

On-line Gaming Software

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, (Exhibit 10.2 - Incorporated by reference) for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”) as a result of which the three card games Software was equally owned by the Company and Las Vegas.  Las Vegas received 60% of all revenues generated from the operation of the three card games Software and the Company received 40%.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, for a total amount of $2,401,200 as valued by an independent third party, (see Exhibit 10.10 – Incorporated by reference).  Concurrently, Zab has transferred to Las Vegas all of Zab’s right, title and interest in and to the three card games Software and all of Zab’s revenue entitlement from the three card games Software.  The Company no longer has the ability to generate gaming royalties since it sold its former investment in the three card games software in May 2006.  As at December 31, 2007, the Company’s share of royalties from its investment in the three card games Software was $nil (2006: $219,160) (2005: $484,804).

For the three month period ended March 31, 2008, the Company’s share of royalties from its investment in the three card games Software was $Nil (2007: $Nil) (2006: $146,304).  The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.  Subsequent to the three months ended March 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of the Company’s marketable securities in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,826.87.

VI.

Securities of a related company

As of January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related company, at a price of $0.20 per unit.  Each unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  In January 2006 the Company exercised 600,000 of its half warrants.  The remaining 650,000 half warrants expired on January 7, 2007.

For the year ended December 31, 2007, the Company owned 7,564,006  shares in the capital of Las Vegas of which 6,670,000 shares were acquired through the sale of the three card games Software (2006: 7,866,006) (2005: 1,393,506).  Subsequent to the three months ended March 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of the Company’s marketable securities in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,826.87.

During 2005, the Company entered into a Private Placement Financing Agreement with Colt.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.   The shares of Colt began trading on the CNQ on March 1, 2007 and during 2007 the Company sold all 2,500,000 common shares held in the capital of Colt for total gross proceeds to the Company of $125,000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

Selected annual information from the audited financial statements for the three years ended December 31, 2007, 2006 and 2005 is shown in the following table:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Revenue	$0	$0	$0
Interest income	822	496	1,225
Loss before other items	(790,303)	(570,617)	(468,089)
Loss per common share before other items	(0.03)	(0.03)	(0.02)
Fully diluted earnings/(loss) per common share before other items	n/a	n/a	n/a

Net income/(loss)	(676,166)	967,706	180,718
Basic net earnings/(loss) per common share	(0.02)	0.04	0.01
Fully diluted net earnings/(loss) per common share	n/a	0.04	0.01
Total assets	1,476,545	1,971,465	852,492
Long term financial obligations	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil

Note: Gain (loss) per common share calculations in the above table are based on the number of shares outstanding for the periods and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.  All common shares and per share amounts stated in the Company’s Audited Financial Statements for the years ended December 31, 2007 and 2006 have been restated to give retroactive effect to the 1:50 forward split described in Item 4.(a) of this Annual Report and in the Audited Financial Statements for the years ended December 31, 2007 and 2006.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2007, the Company recorded gaming royalties of $nil (2006: $219,160) (2005: $484,804) (2004: $292,372).  Gaming revenues from 2006 and 2005 were generated from the Company’s former investment in the three card games Software. The Company no longer has the ability to generate gaming royalties since it sold its former investment in the three card games software in May 2006.   The Company received interest income of $822 in 2007 (2006: $496) (2005: $1,225).  The loss before other items was $(790,303) as compared to a loss of $(570,617) in 2006 as compared to a loss of $(468,089) in 2005.

Items which contributed to an increase in operating expenses during the year ended December 31, 2007 were Directors’ compensation of $208,547 (2006: $0) (2005: $0); Legal, accounting and audit fees of $89,672 (2006: $70,953) (2005: $30,563); Office and miscellaneous of $37,132 (2006: $10,407) (2005: $13,024); Regulatory and transfer fees of $11,367 (2006: $7,766) (2005: $20,696) and Finance, interest and foreign exchange of $4,381 (2006: $2,166) (2005: $16,106).

Items which contributed to a decrease in operating expenses during the year ended December 31, 2007 were Salaries and benefits of $54,163 (2006: $67,817) (2005: $49,717); Director’s fees of  $15,006 (2006: $30,012) (2005: $15,006); Rent of $4,000 (2006: $6,000) (2005: $6,000); Shareholder communication of $2,690 (2006: $4,409) (2005: $1,069); Telephone, Travel, meals and entertainment of $1,309 (2006: $8,128) (2005: $8,290) ); and Amortization of $0 (2006: $820) (2005: $5,406).

During the year ended December 31, 2007, the Company recorded a net gain on sale of securities of $109,454 as compared to a net loss of $(64,846) in 2006 on the sale of marketable securities as compared to a net gain of $105,786 in 2005 and recorded a future income tax recovery on expenditures renouncement for the amount of $22,960 as compared to $46,062 in 2006 and as compared to $56,992 in 2005.  The Company had an unrealized loss of marketable securities of $0 in 2007 (2006: $1,058,892) (2005: $Nil).  The Company wrote down its furniture and equipment by $(3,671) in 2007 (2006: $Nil) (2005: $Nil). Total assets of $1,476,545 (2006: $1,971,465) (2005: $852,492) were comprised of Cash and cash equivalents, Marketable securities, GST receivable, Receivable from related party, Mineral Properties, Reclamation Deposit and Furniture and Equipment.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the year ended December 31, 2007, the Company recorded a Net Loss of $(676,166) or $(0.02) per common share as compared to a Net Income of $967,706 or $0.04 per common share in 2006 and as compared to a Net Income of $180,718 or $0.01 per common share in 2005.  The Company had a net income in 2006 and 2005 as a result of the sale of its investment in the three card games Software.

During the year ended December 31, 2007, the weighted average number of outstanding shares was 23,185,142 as compared to 19,241,150 for the same period in 2006 and as compared to 17,097,200 for the same period in 2005.

For the year ended December 31, 2007, the Company had a working capital of $772,764 as compared to a working capital of $1,543,590 in the same period of 2006 and as compared to a working capital of $520,306 in 2005.

In the spring of 2004, Zab commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004, titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommended exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.Sedar.com by the Company.  As at December 31, 2004, the Company had incurred exploration related expenditures of $16,932 in respect to the Extra High Property.

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

During Q4 of 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J. W. Murton is a director of both the Company and Colt.  For further particulars about the diamond drilling program please see the Company’s and Colt’s joint press release dated March 31, 2008 (Exhibit 15.1   - Incorporated by reference).

Subsequent to the year ended December 31, 2006, the Company acquired, by staking, the Mt. Blunt Property (formerly the Blunt Mountain Property) and allowed the claims on the Whiteman Property to lapse.   For further information about both of these properties please see Item 4. D. II and III.

The Company has not incurred any exploration related expenditures on its Lithium properties during 2007, 2006 and 2005.

The Company finances its exploration programs through the issuance of flow-through common shares.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

During 2005, the Company issued 1,875,000 Flow-Through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consisted of one Flow-Through common share and one Flow-Through common share purchase warrant exercisable at $0.04 per share for a period of twelve months.  During 2006, all 1,875,000 Flow-

Through warrants issued were exercised at $0.04 for total proceeds to the Company of $75,000.

During 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consisted of one common share and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “Flow-Through warrant shares”) at a price of $0.05 per Flow-Through warrant share for a period of twelve months.  All common shares and non-transferable warrants pursuant to this private placement financing have been issued.  During the year ended December 31, 2007, a warrant holder exercised 400,000 Flow-Through warrants at an exercise price of $0.05 per Flow-Through common share for total proceeds to the Company of $20,000.

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 3,000,000 units in the securities of the Company at a price of US $0.05 per unit for total proceeds to the Company of US$150,000 (Cdn $155,945).  Each unit consists of one common share and one non-transferable share purchase warrant which entitles the holder to purchase one common share at a price of US $0.10 for a period of one year from the closing date.  All common shares and non-transferable share purchase warrants pursuant to these Private Placement Agreements have been issued with the required hold period.   The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 Flow-Through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of Flow-Through common shares of the Company and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “Flow-Through warrant shares”) at a price of $0.05 per Flow-Through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference).  The 2004 Stock Option Plan was recently re-approved by the Shareholders at the Company’s Annual General Meeting held on May 30, 2008.

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2008 Notice of Annual General Meeting (Exhibit 20 - Incorporated by reference) which has been previously filed on Sedar and on Form 6K with the SEC.

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

Consequently, Zab entered into a Purchase and Novation Agreement (See Exhibit 10.10 – Incorporated by Reference) with Las Vegas whereby Zab agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”).  The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006.  The closing of the transaction took place on May 5, 2006.  As a result, Las Vegas has purchased Zab’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas were issued to Zab and were restricted from trading until May 1, 2007.  Concurrently, Zab has transferred to Las Vegas all of Zab’s right, title and interest in and to the three card games Software and all of Zab’s revenue entitlement from the three card games Software.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2008:

For the Quarterly Periods ended:	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Total Revenues	$0	0	0	0
Loss before other items	(119,925)	(376,635)	(153,321)	(136,731)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)

Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Earnings / (loss) for the period	(139,647)	(220,978)	(153,321)	(464,671)
Basic earnings /(loss) per common share	(0.01)	(0.01)	(0.01)	(0.02)
Diluted earnings per common share	**n/a	**n/a	**n/a	**n/a

For the Quarterly Periods ended:	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total Revenues	$0	0	0	0
Loss before other items	(123,616)	(158,982)	(127,249)	(156,174)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Earnings / (loss) for the period	162,804	(187,460)	(127,249)	1,262,759
Basic earnings / (loss) per common share	0.01	(0.01)	(0.01)	0.07
Diluted earnings per common share	0.01	**n/a	**n/a	0.06

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods and which have been restated to give retroactive effect to the 1:50 forward split described in Item 4.a. in this Annual Report and in the interim unaudited Financial Statements for the three months ended March 31, 2008 and 2007 and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, with the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

During 2008, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Option Agreement dated September 8, 2006, as amended (Exhibit 10.11 – Incorporated by reference), with Colt, a related party, the Company has received $193,770 as of December 31, 2007.

Subsequent to the year-ended 2007, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3* - Attached herewith) dated January 21, 2008 with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Colt has already exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  In the event that Colt exercises the second tranche of the option by making a cash payment of $250,000 to the Company, then such funds shall be used for general working capital purposes.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for Canadian Exploration Related Expenditures.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the year ended December 31, 2006, 1,200,000 share purchase warrants were issued at $0.05 per share with an expiry of December 31, 2007.  During the twelve month period ended December 31, 2007, a warrant holder exercised 400,000 Flow-Through warrant shares at an exercise price of $0.05 per Flow-Through common share for total proceeds to the Company of $20,000.

During 2005 and 2006 the Company acquired, through Private Placement financings, an aggregate of 2,500,000 shares in the capital of Colt for a total cost to the Company of $25,000.  During 2007, the shares of Colt began trading on the CNQ and the Company sold all 2,500,000 common shares held and realized a net gain of $99,011.

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 3,000,000 units in the securities of the Company at a price of US $0.05 per unit for total proceeds to the Company of US$150,000 (Cdn $155,945).  Each unit consists of one common share and one non-transferable share purchase warrant which entitles the holder to purchase one common share at a price of US $0.10 for a period of one year from the closing date.  All common shares and non-transferable share purchase warrants pursuant to these Private Placement Agreements have been issued with the required hold period.   The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 Flow-Through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of Flow-Through common shares of the Company and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “Flow-Through warrant shares”) at a price of $0.05 per Flow-Through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

Funds raised through the issuance of Flow-Through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The Flow-Through gross proceeds less the qualified expenditures made to date represent the funds received from Flow-Through share issuances that have not been spent and are held by the Company for such expenditures.  As at December 31, 2007 the amount of Flow-Through proceeds remaining to be expended is $66,242 (2006 - $127,996).

During the year ended December 31, 2007, 4,456,060 stock options were granted to Directors, Officers, Employees and Consultants which have a term of 4 years and are exercisable at Cdn $0.05 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As of December 31, 2007, there were no stock options exercised.

As at December 31, 2007, the Company had $18,461 in cash and term deposits as compared to $57,144 for the year ended December 31, 2006.  Working capital as at December 31, 2007 was $772,764 as compared to a working capital of $1,543,590 for the year ended December 31, 2006.  Marketable securities as at December 31, 2007 were $983,321 as compared to $1,575,498 for the year ended December 31, 2006.  Accounts receivable as at December 31, 2007 was $14,672 as compared to $1,436 for the year ended December 31, 2006 and Receivable from related party was $71,722 as compared to $5,196 for the year ended December 31, 2006.

As at December 31, 2007, the total assets of the Company was $1,476,545 (2006: $1,971,465) and the total liabilities was $315,412 (2006: $95,684).

During the year ended December 31, 2007, the Company had a net loss of $(676,166) as compared to a net income of $967,706 for the corresponding period in 2006 as a result of the Company not generating any gaming royalties due to the sale of the Company’s investment in the three card games software to Las Vegas, a related party.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2008 the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946

President of Registrant; Chairman of Las Vegas From Home.com Entertainment Inc.; President & Director of Colt Resources Inc and Mountain Capital Inc., and Secretary & Director of Touchdown Capital Inc.

Director:- 1984 to Present; President:- 1991 to Present
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968

Vice President of Registrant; President of Las Vegas From Home.com Entertainment Inc.; Director of Colt Resources Inc., Secretary and Director of Mountain Capital Inc., and President and Director of Touchdown Capital Inc.

1991 to Present
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Advertising copywriter with Schadler Kramer Advertising, Las Vegas, Nevada and DRGM Advertising and Public Relations Director of the Registrant and Las Vegas From Home.com Entertainment Inc.	1992 to Present
J. Wayne Murton* Kelowna, B.C. Canada	Director	November 2, 1937	President of J.W. Murton & Associates, a private geological engineering and mining services company; Director of the Registrant, Mountain Capital Inc. and Colt Resources Inc.	1999 to Present
Maria P. Arenas RSurrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant and Las Vegas From Home.com Entertainment Inc.	January 7, 2008 to Present

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

Item 6.B.  Compensation

Total cash remuneration paid to all directors and officers of the Company for the period ended December 31, 2007, amounted to $360,000 (2006: $438,012) (2005: $364,024).  Certain directors of the Company are compensated for automobile expenditures and furthermore, certain directors, officers and employees of the Company are covered under a group medical and dental insurance plan.  Presently there exists no plan regarding directors' and officers' pension, retirement or other similar benefits.  Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Pursuant to the resolution, both independent Directors, namely Mr. J. W. Murton and Mr. Gregory T. McFarlane, each received a monthly remuneration of $1,667 plus G.S.T. and $834 respectively.  Effective as of June 30, 2007, the Company and the two Directors agreed to terminate the aforementioned arrangement. As of June 30, 2007 an aggregate amount of $37,166 in directors’ fees remained payable to the two Directors (the “Debt”).  The two Directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 (Exhibit 10.9.1* - Attached herewith) and the Company issued an aggregate of 743,320 common shares at the fair market value price of $0.05 per share as full and final settlement of the Debt.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the twelve month period ended December 31, 2007, J. W. Murton & Associates has provided geological services to the Company in the amount of $33,797 (2006: $33,750) (2005: $77,815) plus G.S.T.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 18, 2003 and on July 31, 2005, by resolutions of the Directors of Zab, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2007, (2006: $360,000) (2005; $300,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2008 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.  The aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2008, (March 31, 2007: $90,000) (March 31, 2006: $90,000).

Pursuant to indemnity agreements dated April 1, 1993, April 15, 1999 and January 7, 2008, between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, J.W. Murton and Maria P. Arenas (collectively "the directors and officers"), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company.  The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements.  To date, the Company has not made any payments under the indemnity agreements.

For the Fiscal year ended December 31, 2007, and up to and including the date of this report (May 31, 2008) no incentive stock options were exercised by any of the Company’s directors or officers.  As of May 31, 2008, there are 4,456,060  incentive stock options outstanding granted to directors and officers.

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

6.C.2.  Details of Directors’ Service Contracts.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a private company which is owned by Bedo and Jacob Kalpakian., dated November 1, 2001 as amended on August 18, 2003 and on July 31, 2005, by resolutions of the Directors of the Company, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2007, (2006: $360,000) (2005: $300,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”).  The Management Services Agreement expires in October, 2008 and is renewable on an annual basis and may be terminated at anytime by either party on three months written notice.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the three month period ended March 31, 2008, the Company has paid $90,000 (March 31, 2007: $90,000) (2006: $90,000) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which took place on May 30, 2008.  The Information Circular (Exhibit 20 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D.  Employees

The Company employs 2 individuals in Management.

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees.  The Company believes that its employee relations are good.

Item 6.E.  Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of May 31, 2008, are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	6,464,801direct 734,500 indirect (1)	26.35%
Jacob H. Kalpakian Vancouver, BC, Canada	5,623,019 direct 734,500 indirect (1)	23.27%
Gregory T. McFarlane Las Vegas, Nevada, USA	283,560 (direct)	1.04%
J. Wayne Murton Kelowna, BC, Canada	459,760 (direct)	1.68%
Maria P. Arenas Surrey, BC, Canada	Nil	0%

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of May 31, 2007, are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	5,673,801 direct 734,500 indirect (1)	28.8%
Jacob H. Kalpakian Vancouver, BC, Canada	4,823,019 direct 734,500 indirect (1)	24.9%
Gregory T. McFarlane Las Vegas, Nevada, USA	Nil	0%
J. Wayne Murton Kelowna, BC, Canada	Nil	0%
Penilla Klomp Richmond, BC, Canada	Nil	0%

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference).

Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s recent Annual General Meeting which took place on May 30, 2008.

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During the year ended December 31, 2007, 4,456,060 stock options were granted to Directors, Officers, Employees and Consultants on June 15, 2007 which have a term of 4 years and are exercisable at Cdn $0.05 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As of May 31, 2008, there were no stock options exercised.

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

As at May 31, 2008, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian, Vancouver, BC	13,556,820(1)	49.62%

(1)

Of these shares, 6,464,801 common shares are held by Bedo H. Kalpakian directly, 5,623,019 common shares are held by Jacob H. Kalpakian directly and, 1,469,000 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

(2)

The above information was supplied by the Registrar and Transfer Agent and the Management of the Company.

*  Based on 27,323,620 issued and outstanding common shares as of May 31, 2008.

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

7.A.2.  As of December 31, 2007, the Company had 27,323,620 issued and outstanding common shares.  The number of outstanding common shares of the Company held in the United States and the number of recorded holders thereof were 1,208,360_outstanding common shares and 339 recorded shareholders respectively.

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

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas, a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus G.S.T.  per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all gaming royalties that were generated from the operation of the three card games software and the Company received 40%.  For the twelve month period ended December 31, 2007, the Company’s share of gaming royalties from the three card games software was $0 as compared to $219,160 for the corresponding period in 2006.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have been issued to the Company were restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any gaming royalties whatsoever from Las Vegas with respect to the three card games software.  During the twelve month period ended December 31, 2007, the company sold 22,000 Las Vegas securities for total net proceeds of $4,400.  Subsequent to the three months ended March 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of the Company’s marketable securities in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,826.87.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $360,000 during the twelve month period ended December 31, 2007 (2006: $360,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2008 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Effective as of June 30, 2007, the Company and the two Directors agreed to terminate the aforementioned arrangement. As of June 30, 2007 an aggregate amount of $37,166 in directors’ fees remained payable to the two Directors (the “Debt”).  The two Directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 (Exhibit 10.9.1* - Attached herewith) and the Company issued an aggregate of 743,320 common shares at the fair market value price of $0.05 per share as full and final settlement of the Debt.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the twelve month period ended December 31, 2007, J. W. Murton & Associates has provided geological services to the Company in the amount of $33,797 (2006: $33,750) plus G.S.T.

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2007 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Item 4.D – I.)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (see Item 4.D – I).

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 flow-through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of one common share (the “flow-through shares”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

During 2006, the Company issued 1,200,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $0.05 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.05 per share until December 31, 2007.  During 2007, 400,000 of the flow-through share warrants were exercised at $0.05 per flow through share for total proceeds to the Company of $20,000 and the remaining balance of 800,000 unexercised flow-through share warrants have expired.

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

During 2005, the Company entered into a Private Placement Financing Agreement with Colt.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.

The shares of Colt began trading on the CNQ on March 1, 2007 and the Company sold, through the facilities of the CNQ, all 2,500,000 common shares held in the capital of Colt for total gross proceeds to the Company of $125,000.

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

-

Colt Resources Inc. (formerly Colt Capital Corp.) (“Colt”), a reporting issuer in the provinces of Alberta, British Columbia and Ontario and a public company listed on the CNQ Stock Exchange in Canada. Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and shareholders of Colt and J. Wayne Murton is a director of Colt;

-

J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a director of the Company;

-

Mountain Capital Inc. (“Mountain”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and shareholders of Mountain and J. Wayne Murton is a director and shareholder of Mountain ;

-

Touchdown Capital Inc. (“Touchdown”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian are officers, directors and principal shareholders of Touchdown.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2007, are included in Item 17 of this report.

Item 8.A.7.  Legal Proceedings

The Company is presently not a party to any legal proceeding of any kind.

The Company's corporate legal counsels are:  Anfield Sujir Kennedy & Durno, Barristers and Solicitors, (Attn: Michael Kennedy), located at #1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.  The telefax number is (604) 669-3877.

Item 8.A.8.  Dividends

The Company has never paid and does not intend to pay any dividends in the future.

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2007.

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

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian Trading and Quotation System (“CNQ”) Canada under the trading symbol “ZABK”.  The Cusip number of the Company’s common shares is 988753109.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTC Bulletin Board and on the CNQ for the periods indicated.

OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2003	2.00	0.199	1,257,800
2004	0.59	0.05	1,282,700

2005	4.65	2.31	370,800
2006	3.95	1.25	353,392
2007	0.75	0.47	302,944
Two Most Recent Financial Years

Year 2006
Jan 1 – Mar 31	3.95	1.85	53,339
Apr 1 – Jun 30	3.00	1.25	93,848
Jul 1 – Sep 30	3.00	1.25	52,400
Oct 1 – Dec 31	3.30	1.60	153,805
Year 2007
Jan 1 – Mar 31*	0.12	0.07	645,150
Apr 1 – Jun 30	0.084	0.03	936,976
Jul 1 – Sep 30	0.06	0.035	854,513
Oct 1 – Dec 31	0.06	0.03	1,753,910

Six Most Recent Months
December 2007	0.049	0.03	625,081
January 2008	0.045	0.03	22,941
February 2008	0.035	0.03	106,906
March 2008	0.03	0.02	1,306,760
April 2008	0.03	0.02	984,843
May 2008	0.03	0.025	335,152

*market prices between January 1, 2007 and March 19, 2007 have been re-stated to reflect the forward split of 1:50

CNQ

Canadian Trading & Quotation System

          Trading Range

	Cdn $ High	Cdn $ Low	Volume
Most Recent Financial Year
Year 2007
Nov 30 – Dec 31	0.015	0.015	0

Six Most Recent Months
December 2007	0.015	0.015	0
January 2008	0.06	0.15	5,002,000
February 2008	0.05	0.03	1,600,000
March 2008	0.03	0.02	105,000
April 2008	0.03	0.015	100,000
May 2008	N/A	N/A	N/A

Item 9.C. Markets

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988.  On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were de-listed from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board.  The current trading symbol of the Company’s common shares on the OTC Bulletin Board is “ZABRF”.  Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001.

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian Trading and Quotation System (“CNQ”) in Toronto, Ontario under the trading symbol “ZABK”.  The Cusip number of the Company’s common shares is 988753109.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective March 19, 2007, the Company’s name was changed to Zab Resources Inc., its share capital was subdivided on a 1 (old) for 50 (fifty) new basis.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 27,323,620 common shares are issued and outstanding as of May 31, 2008.  No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data as of May 31, 2008	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 31, 2008	27,323,620	Nil	N/A	N/A
Stock Options	4,456,060	Nil	Cdn$0.05	June 15/11
Warrants	4,200,000	Nil	Cdn$0.05 – US $0.10	December 31/08
Fully Diluted as at May 31, 2008	35,979,680	Nil	N/A	N/A

Item 10.A.4.  Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2007 and 2006:

	Number of Shares	Weighted Average Exercise Price

Balance, December 31, 2005	4,732,100	$0.14
Issued	1,200,000	$0.05
Exercised	(1,875,000)	$0.04
Expired	(2,857,100)	$0.14

Balance, December 31, 2006	1,200,000	$0.05
Issued	4,200,000	$0.05 and US 0.10
Exercised	(400,000)	$0.05
Expired	(800,000)	$0.05

Balance, December 31, 2007	4,200,000	$0.05 – US 0.10

At December 31, 2007 and 2006, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates:

		Exercise	Number of Shares
Expiry Date		Price	2007	2006

December 31, 2007		$0.05	0	1,200,000
October 8, 2008	$	US 0.10	2,400,000	0
December 20, 2008	$	US 0.10	600,000	0
December 31, 2008		$0.05	1,200,000	0

Balance, end of year	$	and US 0.10	4,200,000	1,200,000

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the three months ended March 31, 2008 and the year ended December 31, 2007:

	Number of Shares	Weighted Average Exercise Price

Balance, December 31, 2006	1,200,000	$0.05
Issued	4,200,000	$0.05 and US 0.10
Exercised	(400,000)	$0.05
` Expired	(800,000)	$0.05

Balance, December 31, 2007	4,200,000	$0.05 – US 0.10

Balance, March 31, 2008	4,200,000	$0.05 – US 0.10

At March 31, 2008 and December 31, 2007, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates:

Expiry Date		Exercise Price	Number of Shares

October 8, 2008	$	US 0.10	2,400,000
December 20, 2008	$	US 0.10	600,000
December 31, 2008		$0.05	1,200,000

Balance, March 31, 2008	$	and US 0.10	4,200,000

Item 10.A.5.  Stock Options

The Company’s shareholders re-approved its 2004 Stock Option Plan whereby the Company may reserve for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The Company’s 2004 Stock Option Plan has received the required re-approval of the Company’s shareholders and of its Board of Directors.  From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the regulatory authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference)

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2007 and 2006.

	Number of Shares		Exercise Price

Balance, December 31, 2005 and 2006	0	$	N/A
Granted	4,456,060		$0.05

Balance, December 31, 2007	4,456,060		$0.05

At December 31, 2007, the following stock options were outstanding and exercisable.  All options vested immediately upon granting.

	Exercise	Number of Shares
Expiry Date	Price	2007	2006

June 15, 2011	$0.05	4,456,060	0

Balance, end of year	$0.05	4,456,060	0

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $9,800 (2006 - $nil; 2005 - $nil) was recognized as salaries and benefits, and $208,547 (2006 - $nil; 2005 - $nil) was recognized as directors’ fees and compensation in 2007.

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares.  All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

Authorized:  Unlimited number of Common and Preferred shares without par value, of which there are no preferred shares issued.

	Number of Common Shares	Amount	Contributed Surplus

Balance, December 31, 2005	18,905,300	$22,680,846	$ 213,850
Shares issued for cash
Private placement flow-through common shares	1,200,000	60,000	0
Exercise of flow-through warrants	1,875,000	75,000	0
Income tax effect of flow-through share renouncement	0	(46,062)	0

Balance, December 31, 2006	21,980,300	22,769,784	213,850
Shares issued for cash
Private placement	3,000,000	140,625	0
Exercise of flow-through warrants	400,000	20,000	0
Private placement flow-through common shares	1,200,000	60,000	0
Shares issued for non-cash
Shares for debt settlement	743,320	37,166	0
Income tax effect of flow-through share renouncement	0	(22,960)	0
Stock-based compensation	0	0	218,347
Balance, December 31, 2007	27,323,620	$ 23,004,615	$ 432,197
Balance, March 31, 2008	27,323,620	$ 23,004,615	$ 432,197

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

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the  Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

On September 8, 2006, the Company entered into an Option Agreement (Exhibit 10.11 – Incorporated by reference) with Colt Resources Inc. (“Colt”) whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.  On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.1 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.  On October 31, 2006, the Company and Colt entered into an Amending Agreement (Exhibit 10.11.2 – Incorporated by reference) whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.   Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.  On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.2 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.  On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 * Attached herewith) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

The New Management Services Agreement dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference) as amended on August 18, 2003 and on July 31, 2005, (Exhibit 10.4.1 - Incorporated by

reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2007, (2006: $360,000) (2005:$300,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2008 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing. The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

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

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders.  Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of Zab.

Since Zab has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in Zab, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test.  Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement  by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2007 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I   Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

(a)

Financial instruments

The Company has designated its cash and cash equivalents as held-to-maturity; marketable securities as available-for-sale; accounts receivable and notes receivable as loans and receivables; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

(b)

Fair value

Prior to the adoption of Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

(c)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(d)

Concentrations of credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits as  the funds are held in a recognized financial institution.

(e)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to fluctuations in their market value and the possibility of being delisted from public trading, resulting in potential losses to the Company.  Subsequent to the three months ended March 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of the Company’s marketable securities in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,826.87.  As of the date of this report, the Company no longer has any marketable securities.

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

b)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(c) and Rule 15d-15(e) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have conducted that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has performed preliminary evaluations of internal controls during the period ended December 31, 2007 and that some deficiencies have been noted.  Furthermore, Management of the Company is in the process of developing complete evaluations in order to rectify those deficiencies.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

c)

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

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2007:  $46,500) (2006: $39,739) and (2005: $23,997).

(b)

Audit – Related Fees: There were no further fees other than those disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2007: $1,500) (2006: $ 2,000) and (2005: $1,500) which are included in the amounts disclosed in item (a) above.

(d)

All other Fees: There were no other fees.

For further details with respect to the Audit Committee’s Charter included in the Company’s Information Circular dated April 21, 2008. (Exhibits 20 & 20.1 – Incorporated by reference)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit related services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $30,000 and individual assignments up to a maximum cost of $5,000. All other assignments must be pre-approved by the Audit Committee.  All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2007 and 2006, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this annual report.  The Company's financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Registered Public Accounting Firm

for the years 2007 and 2006

-Comments by Independent Accountants

for United States Readers on Canada

- United States Reporting Conflict

-Balance Sheets as at December 31, 2007 and December 31, 2006

-Statements of Operations and Deficit for

the years ended December 31, 2007, 2006 and 2005

-Statements of Cash Flows for the years ended December 31, 2007,

2006 and 2005

-Notes to the Financial Statements

Page 53-76

ZAB RESOURCES INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2007 and 2006

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

5

Notes to Financial Statements

6-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF ZAB RESOURCES INC.

 (An Exploration Stage Company)

We have audited the balance sheets of Zab Resources Inc. (an exploration stage company) as at December 31, 2007 and 2006 and the statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 13.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 17, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated April 17, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 17, 2008

ZAB RESOURCES INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2007	2006

Assets
Current
Cash and cash equivalents (note 5)	$18,461	$57,144
Marketable securities (note 6)	983,321	1,575,498
GST receivable	14,672	1,436
Receivable from related party (note 10)	71,722	5,196

Total Current Assets	1,088.176	1,639,274
Mineral Properties (note 8)	378,369	318,520
Reclamation Deposit (note 5)	10,000	10,000
Furniture and Equipment (note 7)	0	3,671

Total Assets	$1,476,545	$1,971,465

Liabilities
Current
Accounts payable and accruals	$287,683	$73,117
Payable to related parties (note 10)	27,729	22,567

Total Liabilities	315,412	95,684

Stockholders’ Equity
Capital Stock (note 9)	23,004,615	22,769,784
Contributed Surplus	432,197	213,850
Accumulated Other Comprehensive Loss	(491,660)	0
Deficit	(21,784,019)	(21,107,853)

Total Stockholders’ Equity	1,161,133	1,875,781

Total Liabilities and Stockholders’ Equity	$1,476,545	$1,971,465

Commitment (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

		2007	2006	2005

Expenses
Management fees (note 10(b))		$360,000	$360,000	$300,000
Directors’ compensation (note 9(d))		208,547	0	0
Legal, accounting and audit		89,672	70,953	30,563
Salaries and benefits		54,163	67,817	49,717
Office and miscellaneous		37,132	10,407	13,024
Directors’ fees		15,006	30,012	15,006
Regulatory and transfer fees		11,367	7,766	20,696
Finance, interest and foreign exchange		4,381	2,166	16,106
Rent		4,000	6,000	6,000
Shareholder communication		2,690	4,409	1,069
Mineral license fees		2,036	2,139	2,212
Telephone, Travel, meals and entertainment		1,309	8,128	8,290
Amortization		0	820	5,406

Loss Before Other Items		(790,303)	(570,617)	(468,089)

Other Items
Gaming royalties (note 3(j))		0	219,160	484,804
Interest income		822	496	1,225
Write-down of furniture and equipment		(3,671)	0	0
Unrealized loss of marketable securities		0	(1,058,892)	0
Write-down of mineral properties (note 8)		(15,428)	(4,857)	0
Realized gain (loss) on sale of securities, net		109,454	(64,846)	105,786
Sale of three card games software (note 10(e))		0	2,401,200	0

		91,177	1,492,261	591,815

Income (Loss) Before Income Tax		(699,126)	921,644	123,726
Future Income Tax Recovery (note 12)		22,960	46,062	56,992

Net Income (Loss) for Year		$(676,166)	$967,706	$180,718

Basic Earnings (Loss) Per Common Share		$(0.03)	$0.05	$0.01
Diluted Earnings Per Share	$	N/A	$0.05	$0.01

Weighted Average Number of Common Shares Outstanding (note 9(e))		23,185,142	19,241,150	17,097,200

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

					Accumulated
					Other	Total
	Capital Stock			Contributed	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Surplus	Loss	Equity
Balance, December 31, 2004	17,030,300	$ 22,662,838	$ (22,256,277)	$ 213,850	$ 0	$ 620,411
Net income for year	0	0	180,718	0	0	180,718
Shares issued for cash
Private placement flow-through common shares	1,875,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(56,992)	0	0	0	(56,992)

Balance, December 31, 2005	18,905,300	22,680,846	(22,075,559)	213,850	0	819,137
Net income for year	0	0	967,706	0	0	967,706
Shares issued for cash
Private placement flow-through common shares	1,200,000	60,000	0	0	0	60,000
Exercise of flow-through warrants	1,875,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(46,062)	0	0	0	(46,062)

Balance, December 31, 2006

Net loss for year	0	0	(676,166)	0	0	(676,166)
Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	0	0	0	0	(491,660)	(491,660)

Total other comprehensive income	0	0	(676,166)	0	(491,660)	(1,167,826)

Shares issued for cash
Private placement	3,000,000	140,625	0	0	0	140,625
Exercise of flow-through warrants	400,000	20,000	0	0	0	20,000
Private placement flow-through common shares	1,200,000	60,000	0	0	0	60,000
Shares issued for non-cash
Shares for debt settlement	743,320	37,166	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	(22,960)
Stock-based compensation	0	0	0	218,347	0	218,347

Balance, December 31, 2007	27,323,620	$23,004,615	$(21,784,019)	$432,197	$(491,660)	$ 1,161,133

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss)	$(676,166)	$967,706	$180,718
Items not involving cash
Amortization	0	820	5,406
Stock-based compensation	218,347	0	0
Write-down of marketable securities	0	1,058,892	0
Loss (gain) on sale of securities	(109,454)	64,846	(105,786)
Write-off of mineral properties	15,428	4,857	0
Sale of three card games software	0	(2,401,200)	0
Write-off of furniture and equipment	3,671	0	0
Future income tax recovery	(22,960)	(46,062)	(56,992)

Changes in non-cash working capital (note 11)	41,056	133,371	179,818

Cash Provided by (Used in) Operating Activities	(530,078)	(216,770)	203,164

Financing Activity
Issue of shares, net of issue costs	220,625	135,000	75,000

Investing Activities
Proceeds on sale of marketable securities	209,971	93,059	152,217
Investment in mineral property	(67,971)	(97,037)	(259,407)
Option payments received for mineral property	128,770	65,000	0
Reclamation deposits	0	(7,000)	(3,000)
Purchase of marketable securities	0	(90,000)	(280,570)

Cash Provided By (Used in) Investing Activities	270,770	(35,978)	(390,760)

Outflow of Cash
Cash and Cash Equivalents, Beginning of Year	57,144	174,892	287,488

Cash and Cash Equivalents, End of Year	$18,461	$57,144	$174,892

Supplemental Information (note 11)

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues were derived from this investment.

On March 19, 2007, the Company changed its name from Bronx Ventures Inc. (“Bronx”) to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “ZABK”.  The Cusip number of the Company’s common shares is 988753109.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, with the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

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

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

Prior to the adoption of the new standard, the Company recorded its marketable securities at the lower of cost and market value at the balance sheet date.

On the date of adoption, the Company re-measured its financial assets and liabilities as appropriate. There was no impact on the financial statements arising from the adoption of the standard. In accordance with this standard, prior period financial statements have not been restated.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Comprehensive income

Effective January 1, 2007, the Company adopted Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income consists of unrealized gains and losses that under generally accepted accounting principles are required to be recognized in a period but excluded from net income for that period. The Company has included a comprehensive loss calculation in the statement of stockholders’ equity.

(e)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness.

(f)

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

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the costs of these assets on a declining-balance basis at the rate of 20% per annum.

(h)

Asset retirement obligations

The Company recognizes an estimate of the liabilities associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

(i)

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

(j)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(k)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or on the grant date if they vest immediately, with a corresponding increase to contributed surplus under stockholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted earnings (loss) per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(m)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability as disclosed in note 12.

(n)

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

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS

(a)

Financial instruments

The Company has designated its cash and cash equivalents as held-to-maturity; marketable securities as available-for-sale; accounts receivable and notes receivable as loans and receivables; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

(b)

Fair value

Prior to the adoption of Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

(c)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(d)

Concentrations of credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits as the funds are held in a recognized financial institution.

(e)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to fluctuations in their market value and the possibility of being delisted from public trading, resulting in potential losses to the Company. Currently the total amount exposed to market risk is $983,321.

5.

TERM DEPOSITS

The following term deposits were held by the Company at December 31, 2007 and 2006.

Interest rate	Maturity Date	Face Value

Included as cash and cash equivalents
2.60%	January 24, 2008	$2,000
Prime – 2.01%	November 17, 2008	11,500

		$13,500

Included as reclamation deposit
2.86%	March 17, 2008	$3,000
2.20%	May 5, 2008	7,000

		$10,000

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

6.

MARKETABLE SECURITIES

The Company’s marketable securities comprise equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices of the securities at December 31, 2007 and 2006. Prior to the adoption of Section 3855 (note 3(c)), the Company recorded unrealized gains and losses on marketable securities through net income.

	2007	2006

Marketable securities (cost - $2,483,115; 2006 - $2,634,390)	$983,321	$1,575,498

The Company owns 7,564,006 shares (7.4%) of the total outstanding shares in the capital of Las Vegas, a publicly traded related party, as of December 31, 2007 (2006 – 7,886,006 shares or 7.9%), 6,670,000 of these shares were acquired through the sale of the three card games software (note 10(e)).

As at December 31, 2006, the Company owned 2,500,000 shares of Colt Resources Inc (formerly Colt Capital Corp.) (“Colt”), which represented 9.3% of the total issued and outstanding shares of that company. Colt is related to the Company by certain common officers and directors.  During the year ended December 31, 2007, the Company sold all its Colt shares for a net gain of $99,011.

7.

FURNITURE AND EQUIPMENT

	2007
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$126,494	$0

	2006
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,823	$3,671

During 2007, the Company determined the furniture and equipment no longer held any value and wrote-off the remaining $3,671 carrying value of the asset.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

8.

MINERAL PROPERTIES

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the  Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

On September 8, 2006, the Company entered into an Option Agreement with Colt whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

8.

MINERAL PROPERTIES (Continued)

Extra High Property (Continued)

Investment in the Extra High Property consists of costs incurred as follows:

				Cumulative
				to
	2007	2006	2005	2007

Acquisition (property option payments)	$60,000	$45,000	$30,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	4,303	5,113	10,311
Geological, geochemical, trenching and drilling	134,727	36,770	224,294	408,189
Colt property option payments	(128,770)	(65,000)	0	(193,770)

	$65,957	$21,073	$259,407	$378,369

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to the Company on or before December 31, 2008.  Upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from the Company the remaining 33% undivided interest in the Extra High Property, subject only to the Arm’s Length Royalty and to a 0.5% NSR royalty payable to the Company (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $500,000.

In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the 2008 Option Agreement will terminate and Colt and the Company shall operate as Joint Venturers  with Colt holding an initial 67% undivided interest in the Extra High Property and the Company holding an initial 33% undivided interest in the Extra High Property.  Thereafter each party shall contribute its proportionate share of the property expenditures. Should a Joint Venturer fail to make its proportionate share of expenditures, its interest will be dilulted.   Should any party’s interest be diluted to less than a 10% undivided interest in the Extra High Property, then its interest will forever be converted to a 0.5% NSR royalty.

At January 31, 2008, the Company held a 33% interest in the Extra High Property.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

8.

MINERAL PROPERTIES (Continued)

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At the 2007 year-end, the Company decided to abandon the property and has written it off.

				Cumulative
				to
	2007	2006	2005	2007

Staking	$0	$3,974	$0	$3,974
Geological and geochemical	9,320	2,134	0	11,454
Abandonment of property	(15,428)	0	0	(15,428)

	$(6,108)	$6,108	$0	$0

Whiteman Property

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At the 2006 year-end, this amount was written off as the Company decided to abandon the property.

9.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

All common shares and per share amounts prior to December 31, 2006 have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 (note 1).

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 3,000,000 units in the securities of the Company at a price of US $0.05 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consists of one common share and one non-transferable share purchase warrant, which entitles the holder to purchase one common share at a price of US $0.10 for a period of one year from the closing date.  All common shares and non-transferable share purchase warrants pursuant to these Private Placement Agreements have been issued with the required hold period.   The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 flow-through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST  Effective as of June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 743,320 common shares at the fair market value price of $0.05 per share as full and final settlement of the Debt.

During 2006, the Company issued 1,200,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $0.05 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.05 per share until December 31, 2007.  During 2007, 400,000 of the flow-through share warrants were exercised at $0.05 per flow-through share for total proceeds to the Company of $20,000 and the remaining unexercised balance of 800,000 flow-through share warrants have expired.

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of 12 months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 per common share for total proceeds of $75,000.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(c)

Warrants

	Number of Shares	Weighted Average Exercise Price

Balance, December 31, 2005	4,732,100	$0.14
Issued	1,200,000	$0.05
Exercised	(1,875,000)	$0.04
Expired	(2,857,100)	$0.14

Balance, December 31, 2006		$0.05
Issued	4,200,000	$0.05 and US 0.10
Exercised	(400,000)	$0.05
Expired	(800,000)	$0.05

Balance, December 31, 2007	4,200,000	$0.05 – US 0.10

At December 31, 2007 and 2006, the following warrants were outstanding and exercisable.

		Exercise	Number of Shares
Expiry Date		Price	2007	2006

December 31, 2007		$0.05	0	1,200,000
October 8, 2008	$	US 0.10	2,400,000	0
December 20, 2008	$	US 0.10	600,000	0
December 31, 2008		$0.05	1,200,000	0

Balance, end of year		$0.05 and US 0.10	4,200,000	1,200,000

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s 2002 and 2003 Stock Option Plans, provides for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

	Number of Shares		Weighted Average Exercise Price

Balance, December 31, 2005 and 2006	0	$	N/A
Granted	4,456,060		$0.05

Balance, December 31, 2007	4,456,060		$0.05

At December 31, 2007, the following stock options were outstanding and exercisable.  All options vested immediately upon granting.

	Exercise	Number of Shares
Expiry Date	Price	2007	2006

June 15, 2011	$0.05	4,456,060	0

Balance, end of year	$0.05	4,456,060	0

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $9,800 (2006 - $nil; 2005 - $nil) was recognized as salaries and benefits, and $208,547 (2006 - $nil; 2005 - $nil) was recognized as directors’ fees and compensation in 2007.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2007	2006	2005

Expected life (years)	4	N/A	N/A
Interest rate	4.65%	N/A	N/A
Volatility	122.31%	N/A	N/A
Dividend yield	0.00%	N/A	N/A

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(e)

Diluted earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(l)):

	2007	2006	2005

Weighted average number of common shares outstanding – Basic	23,185,142	19,241,150	17,097,200
Pro-rated dilutive warrants	N/A	22,000	27,700
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of common shares outstanding - Diluted	23,185,142	19,263,150	17,124,900

10.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due/from related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	2007	2006

Receivable from related parties
Payroll expenses charged to Las Vegas	$0	$5,196
Joint venture expenses	71,722	0

	$71,722	$5,196

Payable to related parties
Rent charged from Las Vegas	$318	$530
Office and other expenses charged from Las Vegas	1,776	0
Advertising expenses paid for by Colt	1,325	0
Directors’ fees	0	21,560
Geological services to a company owned by a director	24,310	477

	$27,729	$22,567

Related party transactions during the year:

(a)

Geological services of $33,797 (2006 - $33,750; 2005 - $77,815) were provided by a company owned by a director.

(b)

Management fees of $360,000 (2006 - $360,000; 2005 - $300,000) were paid to a company related by common management and directors.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(c)

The Company received gaming royalties of $nil (2006 - $219,160; 2005 - $484,804) from Las Vegas, from the Company’s investment in online gaming software.

(d)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share expiring on January 7, 2007.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

(e)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.

(f)

Directors’ fees of $15,006 (2006 - $30,012; 2005 - $15,006) were paid to two directors.

(g)

The Company entered into debt settlement agreements with two directors in regards to directors’ fees payable (note 9(b)).

(h)

During 2005, the Company entered into a Private Placement Financing Agreement with Colt.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

(i)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.

(j)

The shares of Colt began trading on the CNQ on March 1, 2007 and the Company sold all 2,500,000 common shares held in the capital of Colt for total gross proceeds to the Company of $125,000.

(k)

Paid to the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses of $nil (2006 - $322,629; 2005 - $205,608); and

(ii)

other expenses of $4,061 (2006 - $nil; 2005 - $1,455);

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(k)

Paid to the Company (Continued)

Paid to related parties:

Las Vegas charged the Company for its share of:

(iii)

office expenses of $12,000 (2006 - $nil; 2005 - $nil);

(iv)

rent expenses of $4,000 (2006 - $6,000; 2005 - $6,000); and

(v)

other expenses of $504 (2006 - $244; 2005 - $nil);

Colt charged the Company for its share of:

(vi)

other expenses of $1,250 (2006 - $nil; 2005 - $nil).

(l)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (note 8).

(m)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (note 8).

11.

CHANGES IN NON-CASH WORKING CAPITAL

	2007	2006	2005

GST receivable	$(13,236)	$13,922	$(15,358)
Receivable from related parties	(66,526)	55,902	196,631
Payables and accruals	115,656	49,489	(762)
Payable to related parties	5,162	14,058	(693)

	$41,056	$133,371	$179,818

Supplemental information
Interest paid	$0	$0	$13,337

Non-cash operating, financing and investing activities:
Shares issued for settlement of debt	$37,166	$0	$0
Shares received for purchase of three card games software	$0	$2,401,200	$0
Mineral property costs included in accounts payable	$136,076	$0	$0

12.

INCOME TAXES

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

12.

INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006	2005

	34.12%	34.12%	35.62%
Income tax benefit (expense) computed at Canadian statutory rates	$230,707	$(330,181)	$(64,372)
Temporary tax differences	(1,253)	(280)	(1,926)
Permanent tax differences	6,477	5,431	5,670
Tax effect of expenses/(gains) that are not deductible/taxable for income tax purposes	(52,495)	(750,888)	(24,734)
Tax rate variation	298,830	0	0
Tax effect of flow-through share renouncement	22,960	46,062	56,992
Utilized (unrecognized) tax losses	(482,266)	1,075,918	85,362

Future income tax recovery	$22,960	$46,062	$56,992

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$187,000	$221,000
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	670,000	831,000
Excess of tax value over book value of marketable securities	431,000	383,000
Share issue costs	6,000	8,000
Net tax losses carried forward	408,000	411,000

Future income tax assets	1,702,000	1,854,000
Valuation allowance for future income tax assets	(1,702,000)	(1,854,000)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized and consequently have not been recorded in these financial statements.

In December 2007, the Company renounced $80,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $22,960, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $22,960.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

12.

INCOME TAXES (Continued)

In December 2006, the Company renounced $135,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $46,062, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $46,062.

In December 2005, the Company renounced $160,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $56,992, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $56,992.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.  As at December 31, 2007, the amount of flow-through proceeds remaining to be expended is $66,242 (2006 - $127,996).

The Company has available approximate non-capital losses of $1,424,000 that may be carried forward to apply against future income for Canadian tax purposes.  The benefit of these losses has not been recorded in these financial statements. The losses expire as follows:

2008	$319,000
2009	439,000
2010	105,000
2027	561,000

$1,424,000

The Company has available approximate resource-related deductions of $2,715,000 that may be carried forward indefinitely.

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES

(a)

US accounting pronouncements

(i)

FAS 157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. There is no expected impact on the Company’s financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES

(a)

US accounting pronouncements (Continued)

(ii)

FAS 159, Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. There is no expected impact on the Company’s financial statements.

(iii)

FIN 48, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. There is no expected impact on the Company’s financial statements.

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

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission Industry Guide 7, which consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(b)

(Continued)

(i)

(Continued)

Under US GAAP, mining projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and their eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves, mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

At December 31, 2007, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $43,770 under US GAAP.

(ii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

(iii)

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year. The transitional provisions require re-measurement of its assets and liabilities classified as available-for-sale with an adjustment to other comprehensive income at the beginning of the fiscal year. Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once these securities are sold.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2007	2006

Total Assets for Canadian GAAP	$1,476,545	$1,971,465
Write-off of mineral properties under US GAAP	(378,369)	(293,520)

Total Assets for US GAAP	$1,098,176	$1,677,945
	2007	2006

Total Liabilities for Canadian GAAP and US GAAP	$315,412	$95,684

Total Equity for Canadian GAAP	1,161,133	1,875,781
Adjustment decreasing total equity
Change in mineral property	(378,369)	(293,520)

Total Equity for US GAAP	782,764	1,582,261

Total Liabilities and Equity for US GAAP	$1,098,176	$1,677,945

	2007	2006	2005

Net Income (Loss) for Canadian GAAP	$ (676,166)	$ 967,706	$ 180,718
Adjustments increasing total net income (loss)
Gain from mineral property option payments	43,770	0	0
US GAAP adjustment for mineral expenditures	(128,619)	(47,181)	(229,407)
Unrealized gain on marketable securities	0	0	265,701
Adjustment of losses (gains) reported in prior years’ US income and in current year Canadian income	(108,916)	837,517	(33,147)
Future income tax recovery	(22,960)	(46,062)	(56,992)

Net Income (Loss) for US GAAP	$ (892,891)	$1,711,980	$126,873

		2007	2006	2005

Earnings (loss) per common share
Canadian GAAP - Basic		$(0.03)	$0.05	$0.01
US GAAP - Basic		$(0.04)	$0.02	$0.00
Canadian GAAP - Diluted	$	N/A	$0.05	$0.01
US GAAP - Diluted	$	N/A	$0.02	$0.00

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

	2007	2006	2005

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,004,615	$ 22,769,784	$ 22,680,846
Cumulative adjustment for stock-based compensation	432,197	213,850	213,850
Cumulative adjustment for future income tax recovery	126,014	103,054	56,992

Total Common Shares and Additional Paid-in Capital for US GAAP	23,562,826	23,086,688	22,951,688

Total Contributed Surplus for Canadian GAAP	432,197	213,850	213,850
Cumulative adjustment for stock-based compensation	(432,197)	(213,850)	(213,850)

Total Contributed Surplus for US GAAP	0	0	0

Total Comprehensive Income for Canadian GAAP	(491,660)	0	0
Cumulative adjustment for comprehensive income	(1,008,134)	(1,117,050)	0

Total Comprehensive Income for US GAAP	(1,499,794)	(1,117,050)	0

Total Deficit for Canadian GAAP	(21,784,019)	(21,107,853)	(22,075,559)
Cumulative adjustment for US GAAP	503,751	720,476	(23,798)

Total Deficit for US GAAP	(21,280,268)	(20,387,377)	(22,099,357)

Total Stockholders’ Equity - US GAAP	$ 782,764	$ 1,582,261	$ 852,331

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

The following disclosure related to available-for-sale securities is required under US GAAP.

Available-for-sale securities consist of the following:

December 31, 2007
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income

Common stock	$ 983,321	$ 0	$ (1,499,794)

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2007	2006	2005

Cash provided by (used in) operating activities for Canadian GAAP	$(530,078)	$(216,770)	$203,164
US GAAP adjustment for mineral expenditures	(7,971)	(2,037)	(229,407)

Cash used in operating activities for US GAAP	$(538,049)	$(218,807)	$(26,243)

Cash used in investing activities for Canadian GAAP	$(270,700)	$(35,978)	$(390,760)
US GAAP adjustment for mineral expenditures	7,971	2,037	229,407

Cash used in investing activities for US AAP	$(262,729)	$(33,941)	$(161,353)

14.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2008 and is renewable.

15.

FUTURE ACCOUNTING PRONOUNCEMENT

(a)

The CICA has issued the following new Handbook sections that will become effective on January 1, 2008 for the Company:

•

Section 3862, “Financial Instruments ‐ Disclosures”

•

Section 3863, “Financial Instruments ‐ Presentation”

•

Section 1535, “Capital Disclosures”.

Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments – Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The Company is currently evaluating the impact of the adoption of these new sections.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The Company is currently evaluating the impact of adoption of this new section.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

15.

FUTURE ACCOUNTING PRONOUNCEMENT (Continued)

(b)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(c)

Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008.  The Company is in the process of assessing the impact of this new section on its financial statements.

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

10.4

Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1

Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)  (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.5

Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1

Amendment to the Property Option Agreement dated September 12, 2006 –

(SEC Accession No.0001137171-07-000906)

 http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm

10.5.2

Amendment to the Property Option Agreement dated April 17, 2007 –

(SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm

10.7

2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm

http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.9.1* Debt Settlment Agreements dated July 12, 2007 – Attached herewith)

10.10

Purchase and Novation Agreement - Previously filed on Form 20 2005 (SEC Accession No.

0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1010.htm

10.11

Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –

(SEC Accession No. 0001137171-07-000906)

(http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm )

10.11.1

First Amendment dated September 22, 2006 to the Property Option Agreement

(SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm

10.11.2

Second Amendment dated October 31, 2006 to the Property Option Agreement

(SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm

10.11.3* Option Agreement with Colt Resources Inc. (formerly Colt Capital Corp.) dated January 21, 2008 – Attached herewith)

11.1*

Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1

Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.

0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

15.1

Joint Press Release of Zab and Colt dated March 31, 2008

(SEC Accession No.0001137171-08-000348)

http://www.sec.gov/Archives/edgar/data/825171/000113717108000348/zab6k040408.htm

  20.

Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)

http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm

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

Promoters and Employees other than Related Parties

99.3*

Schedules III & IV - Property, Plant and Equipment and Accumulated

Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith (Attached)

Exhibit 99.1*

ZAB RESOURCES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2007

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Las Vegas From Home.com Entertainment Inc.	7,564,006*	$2,483,115	$983,321	$983,321

* Subsequent to the three months ended March 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of its marketable securities of 7,064,006 shares in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,826.87.

As per the attached financial statements, the following investments were held at the end of December 31, 2007:

Investments

=   $983,321

Exhibit 99.2*

ZAB RESOURCES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2007
Las Vegas From Home. com Entertainment Inc.	5,196	0	(5,196)	0	0
J. Wayne Murton (geological services)	(477)	0	477	0	0
Gregory T. McFarlane/ J. Wayne Murton (directors fees)	(21,560)	0	21,560	0	0
Colt Resources Inc.	0	71,723	0	0	71,723
2006
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(1,218)	0	1,218	0	0
Las Vegas From Home. com Entertainment Inc.	$60,563	0	(55,367)	0	5,196
J. Wayne Murton (geological services)	$(2,970)	0	2,493	0	(477)
Gregory T. McFarlane/ J. Wayne Murton (directors fees)	$(5,004)	0	(16,556)	0	(21,560)
2005
J. Kalpakian	$45,406	0	(45,406)	0	0
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(583,670)	0	582,452	0	(1,218)
Las Vegas From Home. com Entertainment Inc.	$212,323	0	(151,760)	0	60,563
J. Wayne Murton	$(9,202)	0	6,232	0	(2,970)
Gregory T. McFarlane	$0	(5,004)	0	0	(5,004)

Exhibit 99.3*

ZAB RESOURCES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2007
Property, plant & equipment
Machinery & equipment	126,494	0	(126.594)	0	0
Accumulated amortization
Machinery and equipment	(122,823)	0	122,823	0	0
2006
Property, plant & equipment
Machinery & equipment	$126,494	0	0	0	$126,494
Accumulated amortization
Machinery and equipment	$(122,002)	(821)	0	0	$(122,823)
Net book value
Machinery & equipment	$4,492	(821)	0	0	$3,671
2005
Property, plant & equipment
Machinery & equipment	$161,606	0	35,112	0	$126,494
Accumulated amortization
Machinery and equipment	$(151,708)	0	29,706	0	$(122,002)
Net book value
Machinery & equipment	$9,898	(5,406)	0	0	$4,492

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

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this annual report on Form 20-F (2007) of Zab Resources Inc. (formerly Bronx Ventures Inc).

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

4.

I act as both the Company’s certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

I act as both the Company’s certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, , to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  June 24, 2008

   “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Zab Resources Inc., (the "Company") on Form 20F for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 24th day of June, 2008

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

Dated this  24th day of June, 2008