Form 20-F/A
period 2007-12-31
Zab Resources Inc.
filed 2008-07-09
CIK 825171

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

At March 31, 2008 and December 31, 2007, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates:

Expiry Date		Exercise Price	Number of Shares

October 8, 2008	$	US 0.10	2,400,000
December 20, 2008	$	US 0.10	600,000
December 31, 2008		$0.05	1,200,000

Balance, March 31, 2008		$0.05 and US 0.10	4,200,000

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 17, 2008

ZAB RESOURCES INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2007	2006

Assets
Current
Cash and cash equivalents (note 5)	$18,461	$57,144
Marketable securities (note 6)	983,321	1,575,498
GST receivable	14,672	1,436
Receivable from related party (note 10)	71,722	5,196

Total Current Assets	1,088,176	1,639,274
Mineral Properties (note 8)	378,369	318,520
Reclamation Deposit (note 5)	10,000	10,000
Furniture and Equipment (note 7)	0	3,671

Total Assets	$1,476,545	$1,971,465

Liabilities
Current
Accounts payable and accruals	$287,683	$73,117
Payable to related parties (note 10)	27,729	22,567

Total Liabilities	315,412	95,684

Stockholders’ Equity
Capital Stock (note 9)	23,004,615	22,769,784
Contributed Surplus	432,197	213,850
Accumulated Other Comprehensive Loss	(491,660)	0
Deficit	(21,784,019)	(21,107,853)

Total Stockholders’ Equity	1,161,133	1,875,781

Total Liabilities and Stockholders’ Equity	$1,476,545	$1,971,465

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

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

					Accumulated
					Other	Total
	Capital Stock			Contributed	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Surplus	Loss	Equity
Balance, December 31, 2004	17,030,300	$ 22,662,838	$ (22,256,277)	$ 213,850	$ 0	$ 620,411
Net income for year	0	0	180,718	0	0	180,718
Shares issued for cash
Private placement flow-through common shares	1,875,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(56,992)	0	0	0	(56,992)

Balance, December 31, 2005	18,905,300	22,680,846	(22,075,559)	213,850	0	819,137
Net income for year	0	0	967,706	0	0	967,706
Shares issued for cash
Private placement flow-through common shares	1,200,000	60,000	0	0	0	60,000
Exercise of flow-through warrants	1,875,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(46,062)	0	0	0	(46,062)

Balance, December 31, 2006	21,980,300	22,769,784	(21,107,853)	213,850	0	1,875,781

Net loss for year	0	0	(676,166)	0	0	(676,166)
Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	0	0	0	0	(491,660)	(491,660)

Total other comprehensive income	0	0	(676,166)	0	(491,660)	(1,167,826)

Shares issued for cash
Private placement	3,000,000	140,625	0	0	0	140,625
Exercise of flow-through warrants	400,000	20,000	0	0	0	20,000
Private placement flow-through common shares	1,200,000	60,000	0	0	0	60,000
Shares issued for non-cash
Shares for debt settlement	743,320	37,166	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	(22,960)
Stock-based compensation	0	0	0	218,347	0	218,347

Balance, December 31, 2007	27,323,620	$23,004,615	$(21,784,019)	$432,197	$(491,660)	$ 1,161,133

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss)	$(676,166)	$967,706	$180,718
Items not involving cash
Amortization	0	820	5,406
Stock-based compensation	218,347	0	0
Write-down of marketable securities	0	1,058,892	0
Loss (gain) on sale of securities	(109,454)	64,846	(105,786)
Write-off of mineral properties	15,428	4,857	0
Sale of three card games software	0	(2,401,200)	0
Write-off of furniture and equipment	3,671	0	0
Future income tax recovery	(22,960)	(46,062)	(56,992)

	(571,134)	(350,141)	23,346
Changes in non-cash working capital (note 11)	41,056	133,371	179,818

Cash Provided by (Used in) Operating Activities	(530,078)	(216,770)	203,164

Financing Activity
Issue of shares, net of issue costs	220,625	135,000	75,000

Investing Activities
Proceeds on sale of marketable securities	209,971	93,059	152,217
Investment in mineral property	(67,971)	(97,037)	(259,407)
Option payments received for mineral property	128,770	65,000	0
Reclamation deposits	0	(7,000)	(3,000)
Purchase of marketable securities	0	(90,000)	(280,570)

Cash Provided By (Used in) Investing Activities	270,770	(35,978)	(390,760)

Outflow of Cash	(38,683)	(117,748)	(112,596)
Cash and Cash Equivalents, Beginning of Year	57,144	174,892	287,488

Cash and Cash Equivalents, End of Year	$18,461	$57,144	$174,892

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