Form 20-F
period 2009-12-31
Kokomo Enterprises Inc.
filed 2010-07-15
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM   20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2009

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to _____________

OR

(  )  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report:  _______

Commission file number      016353

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation or organization)

Suite 1000, 1111 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  8,420,278 common shares as of December 31, 2009 and 10,920,278 as of May 31, 2010.  No preferred shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes [  ]    No [X ]

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

_____________________________________________________________________________________

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes [X]    No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

Yes [    ]     No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [    ]     No [X]

KOKOMO ENTERPRISES INC.

(formerly ZAB Resources Inc.)

FORM 20-F ANNUAL REPORT 2009

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

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

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.  On April 16, 2009, the Company’s share capital was consolidated on the basis of twenty-five old for one-new common share.  All common shares and per share amounts included in this Annual Report on Form 20-F (2009) and in the Company’s Audited Financial Statements for the years ended December 31, 2009 and 2008 have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 as described in Results of Operations in Item 4.(a) of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2009 and 2008.

TABLE I

		Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Operating Revenue		$0	0	0	0	0
Interest Income		$270	605	822	496	1,225
Net Income (loss)		$(550,218)	(1,511,761)	(676,166)	967,706	180,718
Basic net earnings/(loss) per common share	$	*(0.15)	*(1.38)	*(0.73)	*1.25	*0.24
Total Assets		$162,205	244,894	1,476,545	1,971,465	852,492
Capital Stock		$23,341,971	23,006,115	23,004,615	22,769,784	22,680,846
Number of common shares at year end		8,420,278	1,094,945	1,092,945	879,212	756,212
Long term-obligations		$0	0	0	0	0
Cash dividends		$0	0	0	0	0

Note:  All common shares and per share amounts included in the above table  for the years ended December 31, 2009, 2008 and 2007 have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4.  of this Annual Report.

Had the financial statements of Kokomo been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Net earnings/(loss)	$(489,936)	(1,344,751)	(783,975)	1,711,980	126,873
Basic earnings/(loss) per common share	$(0.13)	(1.23)	(0.85)	1.95	0.17
Number of Common shares at year end	8,420,278	1,094,945	1,092,945	879,212	756,212
Total Assets	$11,128	33,535	1,098,176	1,677,945	840,686

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 13 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2009	0.9580	0.9343
January 2010	0.9771	0.9352
February 2010	0.9611	0.9307
March 2010	0.9898	0.9601
April 2010	1.0012	0.9827
May 2010	0.9895	0.9346

(1) The high and low exchange rate in each month has been calculated using the monthly rate of the Bank of       Canada.

	For Year Ended December 31, 2009	For Year Ended December 31, 2008	For Year Ended December 31, 2007	For Year Ended December 31, 2006	For Year Ended December 31, 2005
Average rate ($)(2)	0.8760	0.9381	0.9303	0.8816	0.8254
High ($)(3)	0.9470	1.0241	1.0852	0.9015	0.8682
Low ($)(3)	0.7916	0.7731	0.8435	0.8641	0.7876

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rate in each period was determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2009, the U.S. $1.00 was equal to Cdn $1.0510.  At the closing on May 31, 2010, the U.S. $1.00 was equal to Cdn $1.0435.

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

- Exploration and Development:  The resource properties in which the Company has an interest are in the exploration stages only and do not have a known body of commercial ore.  Exploration and development of natural resource properties involve a high degree of risk and few properties which are explored are ultimately developed into producing properties.  Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities or grades to justify commercial operations or that the funds required for development can be obtained on a timely basis.

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

- Fluctuating Metal Prices:  The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation or deflation, currency exchange rate fluctuations, interest rates fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the prices of metals, and therefore the economic viability of the Company's interest in exploration projects, cannot be accurately predicted.

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

- Competition:  The resource industry is intensely competitive in all of its respective phases, and the Company competes with many companies possessing much greater financial resources and technical facilities than the Company.  As such, competition is adversely affecting the Company's ability to acquire suitable mineral exploration properties at reasonable prices.

- Management:  The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

- Dilution:  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future.  This will result in further dilution to the Company's shareholders.

- Revenues and Dividends:  In the past, the Company used to generate some revenues and does not anticipate generating any revenues in the near future.  Consequently, if the Company requires additional funds for the exploration and development of its interests in mineral properties or for operating capital purposes, or for acquiring interests in other mineral properties, the Company will have to seek equity or debt financing which may or may not be available.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay dividends in the future.  In the event of generating any earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

- Requirement of New Capital:  As a company without any revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its assets.  In the past, the Company has had to raise, by way of debt and equity financings, considerable funds to meet its capital needs.  There is no assurance that the Company will be able to continue to raise funds needed for its business.  Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

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

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”) , a company formerly related by certain common officers and directors, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company. On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.  Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt Resources Inc. (“Colt”) whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, thus increasing its undivided interest to 67% in the Extra High Property, Colt has become the operator of the Extra High Property.  In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  As of December 31, 2008, Colt did not exercise the second tranche of the option.  As a result, Colt now holds a 67% undivided interest in the Extra High Property and the Company holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that the Company may lose all its investment in the Extra High Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Property.

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

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly known as the Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”.  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

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

The Company was registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada from June 26, 2008 until September 30, 2009.

Since its incorporation, the Company has been engaged primarily in the acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

Kokomo is a junior mineral exploration company.  The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross royalty interest in certain lithium mineral properties located in the Province of Ontario.  The principal business of Kokomo is in mineral exploration.  The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

Effective September 25, 2009, the Company's head office is located at:  Suite 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3.  The telephone number is (604) 681-1519 (ext 6106) and the telefax number is (604) 681-9428.  The contact person is Bedo H. Kalpakian.

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

Item 4.B.  Business Overview

Summary

Kokomo is a junior mineral exploration company.  The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross royalty interest in certain lithium mineral properties located in the Province of Ontario.  The principal business of Kokomo is in mineral exploration.

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

In January 2009, as a result of the Company being invited by the Department of Natural Resources of the Province of Nova Scotia, Canada (“DNR”) to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims located in the Province of Nova Scotia, Canada, the Company participated in the tender and submitted to the DNR a deposit in the amount of $25,000 which represented 10% of the first year’s work program that the Company had proposed to conduct on the subject claims.  Due to the delay in being granted a Special License, the Company has withdrawn its application for a Special License and as a result, the DNR has refunded to the Company the application fee of $4,101 and the $25,000 deposit which were submitted by the Company in support of the Company’s application.  Consequently, the Company has decided not to renew its registration as an extra-provincially registered company under the Corporations Registration Act in the Province of Nova Scotia, Canada.  The Company was registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada from June 26, 2008 until September 30, 2009.

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

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  At the time, Mr. J.W. Murton was a director of Kokomo.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Kokomo a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.kokomoenterprises.ca .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.kokomoenterprises.ca  .

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

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  At the time, Mr. J. W. Murton was a director of the Company.  For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.kokomoenterprises.ca .

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

As at December 31, 2007, Colt has made option payment totalling $193,770 to the Company.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of Colt exercising the first tranche of the option, thus increasing its undivided interest to 67% in the Extra High Property, Colt has become the operator of the Extra High Property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  As of December 31, 2008, Colt did not exercise the second tranche of the option.  As a result Colt now holds a 67% undivided interest in the Extra High Property and the Company holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at December 31, 2008, Colt has made option payments totaling $443,770 to the Company.

As at December 31, 2008, the Company held a 33% undivided interest in the Extra High Property.

As at December 31, 2009, the Company’s investment in the Extra High Property consists of costs incurred as follows:

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$0	$60,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	1,194	21,514	134,727	430,897
Colt property option payments	0	(250,000)	(128,770)	(443,770)
	$1,194	$(228,486)	$65,957	$151,077

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

Legal Description of Property.

The British Columbia Government’s Mineral Titles Branch has recently introduced a Mineral Titles Conversion Program whereby Mineral Property owners are being encouraged to convert their old tenure claims to new tenures. As a result, Kokomo has converted all of its old Extra High mineral property tenures to the following new Extra High mineral property tenures and which are more particularly described as follows:-

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2016/APR/02
509956	Extra High	182.52	2005/MAR/31	082M	2016/APR/02
509961	Extra High	121.664	2005/MAR/31	082M	2016/APR/02
509963	Extra High	40.569	2005/MAR/31	082M	2016/APR/02
509969	Extra High	344.834	2005/MAR/31	082M	2016/APR/02
510213	Extra High	20.289	2005/APR/05	082M	2016/APR/02
510214	Extra High	40.557	2005/APR/05	082M	2016/APR/02
510215	Extra High	81.124	2005/APR/05	082M	2016/APR/02
510306	Extra High	60.857	2005/APR/05	082M	2016/APR/02

509952	Super High #1	60.824	2005/MAR/31	082M	2016/MAR/31
520184	Super High #2	20.275	2005/SEP/20	082M	2016/SEP/20
520186	Super High #3	40.544	2005/SEP/20	082M	2016/SEP/20

The Extra High Property, consisting of a total area of approximately 1,074 hectares, is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

II.

Mt. Blunt Property (formerly known as Blunt Mountain Property) Omineca Mining Division, British Columbia, Canada

During 2006, the Company staked 22 mineral tenures totaling 9,934.522 hectares located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,974 and spent $2,134 in exploration related expenses for a total amount of $6,108.

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property which was named Mt. Blunt and was acquired for a total cost of $1,322.

During the summer of 2007, J.W. Murton conducted an evaluation, mapping and sampling of the Mt. Blunt property for a total cost of $9,320.  Rock samples were collected and submitted for analysis.  Results from the analytical work did not reveal sufficient metal values to make the Mt. Blunt property worthy of further work, as a result of which, J.W. Murton recommended that the Company allow the Mt. Blunt property to lapse.  At December 31, 2007, the Company decided to abandon the property and has written off its investment in this property.

III.

The Whiteman Property, Vernon Mining Division, British Columbia, Canada

The Whiteman Property consisted of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia.  The acquisition cost for the Whiteman property was $695 and the Company spent $4,162 in exploration related expenses for a total amount of $4,857.  During the year ended December 31, 2006, this amount was written off.  The Company followed up with Mr. J. W. Murton’s recommendation and allowed the claims to lapse on May 12, 2007.

IV.

Lithium Properties, Ontario, Canada

On July 31, 2008 the Company entered into a Property Purchase Agreement (“the Agreement”) with an arm’s length party in respect to all of the Company’s Lithium properties located in Ontario whereby the Company has sold all of its Lithium properties to the arm’s length party.  As consideration, the arm’s length party paid to the Company $50,000 cash and issued to the Company 25,000 fully paid non-assessable common shares of a publicly listed company.  And, pursuant to the Agreement, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Lithium properties.   At the end of fiscal year 2000, the Company had written-off these properties.

V.

Hope Creek Property, British Columbia, Canada

On October 24, 2008, the Company entered into an Option Agreement (Exhibit 10.13 – Incorporated by reference) with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in the amount of $1,060 in 2009 and $7,178 in 2008 for exploration expenses incurred on the Hope Creek Property. These amounts have been credited against expenses incurred on this property.

	2009	2008	2007	Cumulative to 2009
Acquisition (property option payments)	$0	$1,500	$0	$1,500
Geological and geochemical	2,340	68,654	0	70,994
Mineral exploration tax credit	(1,060)	(7,178)	0	(8,238)
Abandonment of property	(64,256)	0	0	(64,256)
	$(62,976)	$62,976	$0	$0

The Company conducted a diamond drilling program as of October 28, 2008 on the Company’s optioned Hope Creek Property.

The diamond drilling program was targeted at disseminated and shear hosted mineralization in a complex acid to intermediate phase volcanogenic environment. Earlier work by the property owners had indicated zinc mineralization in a shear structure and related copper/zinc soil geochemical anomalies in the areas sampled.  Three diamond drill holes were completed in the program.

All diamond drill core samples were split using a mechanical sample splitter for the NQ core with ½ the core sample stored and marked in the core box in secure storage with the remaining ½ core sample shipped to EcoTech Laboratories Ltd. in Kamloops, B.C. Canada. All gold results were by fire assay using industry standard methods and all samples were also analyzed using ICP methods.  All ICP results for base metals greater than 10,000 ppm were further analysed using industry standard assay procedures.

The diamond drilling program was conducted by and was under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  At the time, J.W. Murton was a director of the Company.

As the results obtained from the diamond drilling program did not meet the Company’s expectations, on October 14, 2009, the Company formally terminated the Option Agreement dated October 24, 2008 in respect to the Hope Creek Property and has written it off.

VI.

Securities of a related company

During 2007, the Company owned 7,564,006 shares in the capital of Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company.  During the year ended December 31, 2008, the Company sold, through the facilities of the TSX Venture Exchange, the Company’s marketable securities of 7,564,000 shares in the capital of Las Vegas for total proceeds of $431,371 which had a total acquisition cost of $2,483,113.  Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

During 2005, the Company entered into a Private Placement Financing Agreement with Colt, a formerly related company.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.   The shares of Colt began trading on the CNSX on March 1, 2007 and during 2007 the Company sold all of its marketable securities of 2,500,000 in the capital of Colt for total gross proceeds to the Company of $125,000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

Selected annual information from the audited financial statements for the three years ended December 31, 2009, 2008 and 2007 is shown in the following table:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue	$0	0	$0
Interest income	270	605	822
Loss before other items	(484,131)	(523,257)	(790,303)
Basic and diluted loss per common share before other items	(0.13)	(0.48)	(0.85)
Net income/(loss)	(550,218)	(1,511,761)	(676,166)
Basic net earnings/(loss) per common share	(0.15)	(1.38)	(0.73)
Fully diluted net earnings/(loss) per common share	n/a	n/a	n/a
Total assets	162,205	244,894	1,476,545
Long term financial obligations	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil

Note:  All common shares and per share amounts included in the above table  for the years ended December 31, 2009, 2008 and 2007 have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4.  of this Annual Report.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2009:-

•

The Company’s operating expenses were $484,131 as compared to $523,257 during the corresponding period in 2008 and as compared to $790,303 during the corresponding period in 2007.  Items which mainly contributed to the reduction in operating expenses during the year ended December 31, 2009 were Legal, accounting and audit, Office and miscellaneous, Finance, interest and foreign exchange, and Telephone, travel, meals and entertainment.

•

The Company realized a loss of $2,101 as compared to a loss of $1,043,609 on the sale of its marketable securities during the corresponding period in 2008 and as compared to a gain of $109,454 during the corresponding period of 2007.

•

The Company recorded a net loss of $550,218 as compared to a net loss of $1,511,761 during the corresponding period in 2008 and as compared to a net loss of $676,166 during the corresponding period of 2007.

•

The basic and diluted loss per common share was $0.15 as compared to a basic and diluted loss per common share of $1.38 during the corresponding period in 2008 and as compared to a basic and diluted loss per common share of $0.73 during the corresponding period in 2007.

•

The Company’s total assets were $162,205 as compared to $244,894 during the corresponding period in 2008 and as compared to $1,476,545 during the corresponding period in 2007.

•

The Company had a working capital deficiency of $40,613 as compared to a working capital deficiency of $81,578 during the corresponding period in 2008 and as compared to a working capital of $772,764 for the corresponding period in 2007.

•

The Company’s weighted average number of common shares outstanding was 3,776,899 as compared to 1,093,301 during the corresponding period in 2008 and as compared to 927,406 for the corresponding period in 2007.

On March 3, 2010, the Company announced that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including officers and directors of the Company (the “Subscribers”) whereby the Subscribers will purchase up to 4,500,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $270,000. Each Unit shall consist of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.  In connection with this non-brokered private placement financing, the Company has closed the first and second tranches on March 11, 2010 and April 16, 2010, respectively, and has issued, in aggregate, 2,000,000 Units in the capital of the Company.  All securities issued are subject to a hold period which expire on July 12, 2010 in respect to the first tranche and August 17, 2010 in respect to the second tranche.

During the twelve month period ended December 31, 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors for total proceeds to the Company of $518,150.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date,   As at December 31, 2009, all of the 7,325,333 share purchase warrants remain unexercised.  All securities issued were subject to a four month hold period.

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

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 120,000 units in the securities of the Company at a price of US $1.25 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consisted of one common share and one non-transferable share purchase warrant, which entitled the holder to purchase one common share at a price of US $2.50 for a period of one year from the closing date. The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.  During 2008, all of the 120,000 share purchase warrants expired unexercised.

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

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference).  The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on June 18, 2009.

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2010 Notice of Annual General Meeting (see Exhibit 18* - Attached herewith) which has been filed on Sedar.

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

On April 16, 2009, the Company changed its name from Zab Resources Inc. to Kokomo Enterprises Inc. and its share capital was consolidated on the basis of 25 (old) shares for 1 (new) share basis. (Exhibit 3.4 - Incorporated by reference).  As a result, the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

At the Annual General Meeting of the Company’s shareholders which was held on June 18, 2009, the shareholders received the Audited Consolidated Financial Statements for the year ended December 31, 2008 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, J. Wayne Murton and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.  On December 7, 2009, J. Wayne Murton resigned from his position as a director of the Company.  In order to fill the vacancy created by the resignation of J. Wayne Murton, Mr. Fred A.C. Tejada was appointed as a director of the Company on December 18, 2009.

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States and required by the SEC, are included in Note 13 of the financial statements included in Item 17 of the Annual Report.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico (see Exhibit 10.21* – Attached herewith).  The parties to the LOI have agreed to enter into a Definitive Agreement which will be subject to the approvals of the CNSX, the Board of Directors of the Company, and if required by the CNSX, the approval of the shareholders of the Company.  The consideration payable by the Company to the arm’s length party shall be a cash payment of US $100,000 upon the execution of the Definitive Agreement, and the issuance of a Convertible Debenture for the amount of US $900,000, which will have a maturity of 4 years, shall bear simple interest at an annual rate of 5%, and may be converted into Kokomo shares at the price of US $0.10 per share in year one, US $0.25 per share in year two, US $0.50 per share in year three and US $1.00 per share in year four.  There are no assurances whatsoever that this contemplated transaction shall be consummated.

During the three months period ended March 31, 2010, the Company had a net loss of $109,169 or $0.01 per share as compared to a net loss of $111,608 or $0.10 per share for the same three months period ended March 31, 2009 as compared to a net loss of $139,647 or $0.13 per share for the same three months period ended March 31, 2008.

Operating costs remained relatively unchanged to $109,169 as compared to $109,539 for the same period in 2009 as compared to $119,925 for the same period in 2008.

During the three months period ended March 31, 2010, the Company’s weighted average number of common shares were 9,507,778 as compared to 1,094,945 for the corresponding period in 2009 and as compared to 1,092,945 for the corresponding period in 2008.

Summary of Quarterly Results

For the Quarterly Periods ended:	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Total Revenues	$0	0	0	0
Loss before other items	(109,169)	(131,714)	(112,540)	(130,338)
Loss per common share before other items	(0.01)	(0.03)	(0.03)	(0.12)
Earnings / (loss) for the period	(109,169)	(195,319)	(113,080)	(130,211)
Basic earnings /(loss) per common share	(0.01)	(0.05)	(0.03)	(0.12)

For the Quarterly Periods ended:	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Total Revenues	$0	0	0	0
Loss before other items	(109,539)	(116,832)	(129,470)	(157,030)
Loss per common share before other items	(0.10)	(0.11)	(0.12)	(0.14)
Earnings / (loss) for the period	(111,608)	(116,725)	(74,869)	(1,180,520)
Basic earnings / (loss) per common share	(0.10)	(0.11)	(0.07)	(1.08)

Note: Earnings (loss) per common share calculations have been restated to give retroactive effect to the 25:1 consolidation described in the Information on the Company under Item 4.  of this Annual Report.

The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

The Company is presently not a party to any legal proceedings whatsoever.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2010, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Option Agreement dated September 8, 2006, as amended (Exhibit 10.11 – Incorporated by reference), with Colt, the Company has received $193,770 as of December 31, 2007.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  However, Colt did not exercise the second tranche of the option.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property and the Company now owns a 33% undivided interest in the Extra High Property.

On March 3, 2010, the Company announced that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including officers and directors of the Company (the “Subscribers”) whereby the Subscribers will purchase up to 4,500,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $270,000. Each Unit shall consist of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.  In connection with this non-brokered private placement financing, the Company has closed the first and second tranches on March 11, 2010 and April 16, 2010, respectively, and has issued, in aggregate, 2,000,000 Units in the capital of the Company.  All securities issued are subject to a hold period which expire on July 12, 2010 in respect to the first tranche and August 17, 2010 in respect to the second tranche.

During the twelve month period ended December 31, 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors for total proceeds to the Company of $518,150.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. As at December 31, 2009, all of the 7,325,333 share purchase warrants remain unexercised.  All securities issued were subject to a four month hold period.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  As of the date of this Annual Report, the Company has expended on its Canadian mineral properties all funds received by the Company through the issuance of flow-through common shares.

During 2008, the Company issued to arm’s length parties 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement.

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

As at December 31, 2009, an aggregate of 7,325,333 warrants were outstanding.  One warrant is required to purchase one common share at an exercise price of $0.10.  If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.  As at December 31, 2009, there were no warrants exercised.  Subsequent to the year-ended December 31, 2009, the Company issued, in aggregate, 2,000,000 share purchase warrants with an exercise price of $0.10 per share purchase warrant.

During the year ended December 31, 2009, there were no stock option granted to Directors, Officers, Employees and Consultants.  As at December 31, 2009, there are 178,242 stock options outstanding (2008: 178,242) (2007: 178,242) which have been granted to Directors, Officers, Employees and Consultants which expire on June 15, 2011 and are exercisable at Cdn $1.25 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at December 31, 2009, there were no stock options exercised.  On March 8, 2010, a total of 10,000 stock options have been forfeited as a result of the resignation of J. Wayne Murton from the Company’s Board.

As at December 31, 2009, the Company had $5,158 in cash as compared to $3,357 for the year ended December 31, 2008 as compared to $18,461 for the year ended December 31, 2007.  Marketable securities as at December 31, 2009 were $0 as compared to $3,250 for the year ended December 31, 2008 as compared to $983,321 for the year ended December 31, 2007.  GST receivable as at December 31, 2009 were $4,910 as compared to $8,250 for the year ended December 31, 2008 as compared to $14,672 for the year ended December 31, 2007.  Mineral exploration tax credit receivable as at December 31, 2009 was $1,060 as compared to $7,178 for the year ended December 31, 2008 as compared to $Nil for the year ended December 31, 2007.

As at December 31, 2009, the Company’s total assets were $162,205 as compared to $244,894 for the corresponding period in 2008 and as compared to $1,476,545 for the corresponding period in 2007.  The Company’s total liabilities were $51,741 as compared to $103,613 for the corresponding period in 2008 and as compared to $315,412 for the corresponding period in 2007.

As at December 31, 2009, the Company recorded a net loss of $550,218 as compared to a net loss of $1,511,761 for the corresponding period in 2008 and as compared to a net loss of $676,166 during the corresponding period of 2007.

For the three months ended March 31, 2010:-

•

The Company’s operating expenses were $109,169 as compared to $109,539 for the corresponding period in 2009 as compared to $119,925 for the corresponding period in 2008.

•

The Company realized a net loss of $109,169 as compared to a net loss of $111,608 for the corresponding period in 2009 as compared to a net loss of $139,647 for the corresponding period in 2008.

•

The Company’s total assets were $164,427 as compared to $261,317 for the corresponding period in 2009 as compared to $1,058,035 for the corresponding period in 2008.

•

The Company’s total liabilities were $52,132 as compared to $230,393 for the corresponding period in 2009 as compared to $74,689 for the corresponding period in 2008.

•

The Company had a working capital deficiency of $38,782 as compared to a working capital deficiency of $217,475 as compared to a working capital of $825,284.

Item 5.C. Research and development, patents and licences

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

Commodity prices have recently improved, and should this trend continue then companies such as Kokomo will have difficulty in acquiring mineral properties of merit at reasonable prices.

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

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Furthermore, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in “Item 3.D. RISK FACTORS,” and elsewhere within the document and in other of our filings with the Securities and Exchange Commission.

New risk factors emerge from time to time and it is not possible for us to predict all such risk factors which can cause actual results to differ significantly from those forecast in any forward-looking statements.  Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2010, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946

Vice President of the Registrant

President of Registrant

CEO & CFO of the Registrant

Chairman of Las Vegas From Home.com Entertainment Inc. (“LVFH”)

CFO of  LVFH

CFO, Secretary & Director of Touchdown Capital Inc.

CFO & Chairman of 99 Capital Corporation

1984 to 1990 1991 to Present 2004 to Present 1991 to Present 2004 to Present July 2005 to June 2010 November 2009 to June 2010
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant; President of LVFH. CEO of LVFH CEO, President and Director of Touchdown Capital Inc. CEO & President of 99 Capital Corporation	1991 to Present 1991 to Present 2004 to Present July 2005 to June 2010 November 2009 to June 2010
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and Las Vegas From Home.com Entertainment Inc.; Principal of McFarlane Media, LLC (2005)	1992 to Present
Fred A.C. Tejada* (1) Surrey, B.C. Canada	Director	August 1, 1958	Vice President Exploration of Panoro Minerals Ltd.	December 2009 to Present
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of LVFH Corporate Secretary of 99 Capital Corporation	2008 to Present 2008 to Present November 2009 to June 2010

*Members of the Company’s audit committee.

(1) As a result of the resignation of the Company’s former director namely J. Wayne Murton on December 7, 2009, Fred A.C. Tejada joined the Company’s Board of Directors on December 18, 2009.

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

In the past, the Company hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a former director of the Company.  For the twelve month period ended December 31, 2009, J. W. Murton & Associates has provided geological services to the Company in the amount of  $4,317 (2008: $68,444) (2007: $33,797) plus G.S.T.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 18, 2003 and on July 31, 2005, by resolutions of the Directors of Kokomo, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).  Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2009, (2008: $360,000) (2007: $360,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement expires in October, 2010 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.  The aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2010, (March 31, 2009: $90,000) (March 31, 2008: $90,000).

Pursuant to indemnity agreements dated April 1, 1993, January 7, 2008 and December 18, 2009, between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane,  Maria P. Arenas and Fred A.C. Tejada (collectively "the directors and officers"), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant.  These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company.  The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements.  To date, the Company has not made any payments under the indemnity agreements.

For the year ended December 31, 2009, and up to and including the date of this Annual Report no incentive stock options were exercised by any of the Company’s directors or officers.  As of the date of this Annual Report, there are 168,242 incentive stock options outstanding granted to directors and officers.

The Company has no long term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C.  Board Practices

6.C.1.  Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders.  All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms.  Bedo H. Kalpakian has served as a director since 1984; Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992 and Fred A.C. Tejada has served as a director since December 2009.

6.C.2.  Details of Directors’ Service Contracts.

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a private company which is owned by Bedo and Jacob Kalpakian, dated November 1, 2001 as amended on August 18, 2003 and on July 31, 2005, by resolutions of the Directors of the Company, (the “Management Services Agreement”) (Exhibit 10.4 - Incorporated by reference).   Pursuant to the Management Services Agreement dated November 1, 2001, as amended by the Addendum to the Management Services Agreement dated July 31, 2005 (Exhibit 10.41 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2009, (2008: $360,000) (2007: $360,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”).  The Management Services Agreement expires in October, 2010 and is renewable on an annual basis and may be terminated at anytime by either party on three months written notice.  The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

For the three month period ended March 31, 2010, the Company has paid $90,000 (March 31, 2009: $90,000) (March 31, 2008: $90,000) to Kalpakian Bros. of B.C. Ltd., in respect to Management fees.

6.C.3.  Details relating to the Company’s audit committee and remuneration committee.

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year.  The Company’s audit committee is appointed on an annual basis by the Company’s directors.  Presently, the Company’s audit committee consists of the following directors; Bedo H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada.  The majority of the members of the audit committee must be made up of directors who are not officers of the Company.    The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see item 16.B).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which is scheduled to take place on June 4, 2010.  The Information Circular (see Exhibit 18* – Attached herewith) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E.  Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of May 31, 2010 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	428,752 (directly) 3,690,133 (indirectly)(1)	37.72%
Jacob H. Kalpakian Vancouver, BC, Canada	468,920 (directly) 3,761,133 (indirectly)(2)	38.74%
Gregory T. McFarlane Las Vegas, Nevada, USA	11,342 direct	0.10%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	38,000 direct	0.35%

Notes:*

Based on 10,920,278 issued and outstanding common shares as of May 31, 2010

(1)

Of these common shares, 3,267,133 are held by Kalpakian Bros. of B.C. Ltd., 270,000 are held by BHK Management Inc. and 153,000 are held by a family member.

(2)

Of these common shares, 3,267,133 are held by Kalpakian Bros. of B.C. Ltd., 270,000 are held by 30 Rock Management Inc. and 224,000 are  held by a family member.

(3)    Kalpakian Bros. of B.C. Ltd.,.is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

(4)    BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.

(5)    30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which took place on June 18, 2009.  Furthermore, the Shareholders of the Company will be asked to re-approve the 2004 Stock Option Plan at the Company’s Annual General Meeting which is scheduled to take place on June 4, 2010 (see Exhibit 18*-Attached herewith).

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During the year ended December 31, 2009, there were no stock options granted.  As at December 31, 2009, there were 178,242 stock options outstanding and exercisable at a price of $1.25 per share which were granted to Directors, Officers, Employees and Consultants on June 15, 2007 and which have a term of 4 years.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  On March 8, 2010,   10,000 stock options were forfeited as a result of the resignation of a former director namely J. Wayne Murton.  As of May 31, 2010, there were no stock options exercised.

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

As at May 31, 2010, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	5,081,805(1)	47%

(1)

 Of these shares, 428,752 common shares are held by Bedo H. Kalpakian directly, 468,920 common shares are held by Jacob H. Kalpakian directly, 3,807,133 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and/or Jacob H. Kalpakian are the principal shareholders and 377,000 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

  *    Based on 10,920,278 issued and outstanding common shares as of May 31, 2010.

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

(1)

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

7.A.2.  As of December 31, 2009, the Company had 8,420,278 issued and outstanding common shares.  The number of outstanding common shares of the Company held in the United States and the number of recorded holders thereof were 314,594 outstanding common shares and 312 recorded shareholders respectively.

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

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas, a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus G.S.T.  per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at December 31, 2009, Las Vegas charged the Company for its share of (i) office expenses of $14,400 (2008 - $14,400) (2007 - $12,000); (ii) rent of $3,600 (2008 - $3,600) (2007 - $4,000) and iii) other expenses paid on behalf of the Company in the amount of $1,247 (2008 - $2,563) (2007 - $504).

As at December 31, 2009, the Company charged Las Vegas for its share of other expenses paid on behalf of Las Vegas in the amount of $2,575 (2008: $3,950) (2007 - $4,061).

As at March 31, 2010, Las Vegas charged the Company for its share of (i) office expense of $3,600 (March 31, 2009 - $3,600) (March 31, 2008 - $3,600) ; (ii) rent of $900 (March 31, 2009 - $900) (March 31, 2008 - $900)  and iii) other expenses paid on behalf of the Company in the amount of $35 (March 31, 2009 - $nil) (March 31, 2008 - $nil).

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

During the year ended December 31, 2008, the Company sold, through the facilities of the TSX.V, the Company’s marketable securities of 7,564,000 shares in the capital of Las Vegas for total proceeds of $431,371 which had a total acquisition cost of $2,483,113.  Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

As at March 31, 2010, the Company charged 99 Capital Corporation (“99 Capital”), a company formerly related with certain common officers and directors for its share of other expenses paid on behalf of 99 Capital in the amount of $3,175 (March 31, 2009 - $nil) (March 31, 2008 - $nil).

99 Capital was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was the Chairman and CFO of 99 Capital from November 2009 up to June 2010 and the Company’s Vice President namely Jacob H. Kalpakian was the President and CEO of 99 Capital from November 2009 up to June 2010.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $360,000 during the twelve month period ended December 31, 2009 (2008: $360,000) (2007: $360,000)  and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2010 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing. As at March 31, 2010, the aggregate amount of payments made for Management Fees totaled $90,000 (March 31, 2009: $90,000) (March 31, 2008: $90,000).

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

In the past, the Company hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by J.W. Murton, a former director of the Company.  For the twelve month period ended December 31, 2009, J. W. Murton & Associates has provided geological services to the Company in the amount of $4,317 (December 31, 2008: $68,444) (December 31, 2007: $33,797) plus G.S.T.

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Item 4.D – I.)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (the “2008 Option Agreement”) (see Item 4.D – I).

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President and CEO of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.  Furthermore, J. Wayne Murton was a former Director of the Company and is a director of Colt.

In connection with the non-brokered private placement financing which the Company completed during the year ended December 31, 2009 (see Item 5.B. Liquidity and Capital Resources of this Annual Report), an aggregate of 4,176,333 Units in the capital of the Company were subscribed for by the family of two directors of the Company.  In addition, a total of 37,500 Units were subscribed for by an officer of the Company.

In connection with the closing of the first tranche of the non-brokered private placement financing announced on March 11, 2010 (see Item 5.B. Liquidity and Capital Resources of this Annual Report), a total of 1,250,000 Units in the capital of the Company were subscribed for by a company owned by two directors of the Company.

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

Pursuant to a Loan Agreement between the Company and First Lithium Resources Inc. (formerly Mountain Capital Inc.) (“MCI”), a company that was formerly related to the Company by two current directors and one former director of the Company, the Company borrowed $30,000 from MCI (the “Loan”).  The Loan together with interest, at a fixed rate of 10% per annum calculated annually and not in advance, was repaid to MCI on June 1, 2009 (see Exhibit- 10.20 – Incorporated by reference).

MCI was previously related to the Company by virtue of the fact that Bedo H. Kalpakian and Jacob H. Kalpakian were Directors and Officers of MCI, and J. Wayne Murton was a Director of the Company and is presently a Director of MCI.

The Company is or was related to the following companies by common management and/or directors and/or officers:

-

Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the Pink Sheets and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Las Vegas and Gregory T. McFarlane is a director of Las Vegas;

-

Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;

-

BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a director of the Company;

-

30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;

-

Colt Resources Inc. (“Colt”), a reporting issuer in the provinces of Alberta, British Columbia and Ontario and a public company listed on the CNSX in Canada and on the Pink Sheets in the U.S.A.   Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report.

-

J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;

-

First Lithium Resources Inc. (formerly Mountain Capital Inc. (“MCI”) is a public company listed on the TSX Venture Exchange.  J. Wayne Murton is a director and shareholder of MCI.  MCI was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report.

-

Touchdown Capital Inc. (“Touchdown”) is a public company listed on the TSX Venture Exchange.   Jacob H. Kalpakian and Bedo H. Kalpakian were officers and directors of Touchdown from July 2005 until June 2010.

-

99 Capital Corporation (“99 Capital”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian were officers and directors of 99 Capital from November 2009 until June 2010.

As at December 31, 2009, the Company charged Colt for its share of certain expenses in the amount of $615 (2008 - $11,340; 2007 - $nil).

As at December 31, 2009, Colt charged the Company for its share of certain expenses paid on behalf of the Company in the amount of $nil (2008 - $255; 2007 - $1,250).

As at December 31, 2009, Touchdown was charged by the Company for its share of certain expenses paid on behalf of Touchdown in the amount of $2,275 (2008 - $2,195; 2007 - $nil).

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2009, are included in Item 17 of this report.

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

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2009.

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

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”) and the Company’s share capital was consolidated on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTC Bulletin Board and on the CNSX for the periods indicated.

OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2005	4.65	2.31	370,800
2006	3.95	1.25	353,392
2007	0.12	0.03	4,190,549
2008	0.045	0.01	4,084,248
2009	0.06	0.06	109,900

Two Most Recent Financial Years

Year 2008
Jan 1 – Mar 31	0.045	0.02	1,616,607
Apr 1 – Jun 30	0.04	0.02	1,735,195
Jul 1 – Sep 30	0.04	0.03	432,193
Oct 1 – Dec 31	0.02	0.01	300,259

Year 2009
Jan 1 – Mar 31	0.10	0.005	82,300
Apr 1 – Jun 30	0.125	0.075	27,400
Jul 1 – Sept 30	0.06	0.06	200
Oct 1 – Dec 31	-	-	0

Six Most Recent Months
December 2009	-	-	0
January 2010	-	-	0
February 2010	-	-	0
March 2010	-	-	0
April 2010	-	-	0
May 2010	-	-	0

CNSX

Canadian National Stock Exchange

(formerly CanadianTrading & Quotation System)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2005	-	-	0
2006	-	-	0
2007 (Nov 30 – Dec 31)	0.015	0.015	0
2008	0.06	0.01	5,442,000
2009	0.10	0.01	1,146,244

Two Most Recent Financial Years

Year 2008
Jan 1 – Mar 31	0.06	0.015	2,480,000
Apr 1 – Jun 30	0.06	0.015	559,000
Jul 1 – Sep 30	0.06	0.02	2,025,000
Oct 1 – Dec 31	0.02	0.01	378,000

Year 2009
Jan 1 – Mar 31	0.06	0.01	658,500
Apr 1 – Jun 30	0.10	0.05	40,502
Jul 1 – Sept 30	0.11	0.11	600
Oct 1 – Dec 30	0.10	0.05	446,642

Six Most Recent Months
December 2009	0.08	0.05	389,500
January 2010	-	-	0
February 2010	0.11	0.05	10
March 2010	0.23	0.23	25,000
April 2010	0.105	0.075	368,000
May 2010	0.12	0.105	135,000

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

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective April 16, 2009, the Company’s name was changed to Kokomo Enterprises Inc., its share capital was consolidated on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 10,920,278 common shares are issued and outstanding as of May 31, 2010.  No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data as of May 31, 2010	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 31, 2010	10,420,278	Nil	N/A	N/A
Warrants	9,325,333	Nil	$0.10	July 3, 2011 Dec 22/2014
Stock Options	168,242	Nil	Cdn$1.25	June 15/2011
Fully Diluted as at May 31, 2010	19,913,853	Nil

Item 10.A.4.  Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2009, 2008 and 2007:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2006	48,000	$1.25
Issued	168,000	$1.25 and US $ 2.50
Exercised	(16,000)	$1.25
Expired	(32,000)	$1.25

Balance, December 31, 2007	168,000	$1.25 – US $ 2.50
Expired	(168,000)	$1.25 – US $ 2.50

Balance, December 31, 2008	0	$0.00
Issued	7,325,333	$0.10

Balance, December 31, 2009	7,325,333	$0.10

As of May 31, 2010, the following warrants are outstanding:

	Number of Warrants	Exercise Price

Balance, December 31, 2007	0	$0.00
Balance, December 31, 2008	0	$0.00
Issued	7,325,333	$0.10

Balance, December 31, 2009	7,325,333	$0.10
Issued	1,450,000	$0.10
Balance, March 31, 2010	8,775,333	$0.10
Issued	550,000	$0.10
Balance, May 31, 2010	9,325,333	$0.10

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

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2009, 2008 and 2007:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009, 2008 and 2007	178,242	$1.25

      As at December 31, 2009, the weighted average remaining contractual life is 1.45 years.

      At December 31, 2009, 2008 and 2007, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2009	2008 2007

June 15, 2011	$1.25	178,242	178,242 178,242 178,242

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, during 2009 compensation of $nil (2008 - nil; 2007 - $9,800) was recognized as salaries and benefits, and during 2009 compensation of $nil (2008 - $nil; 2007 - $208,547) was recognized as directors’ compensation.

As at May 31, 2010, the following stock options were outstanding and exercisable:

	Number of Options	Exercise Price	Expiry Date

Balance, December 31, 2007	178,242	$1.25	June 15, 2011

Balance, December 31, 2008	178,242	$1.25	June 15, 2011

Balance, December 31, 2009	178,242	$1.25	June 15, 2011
Forfeited*	(10,000)	$1.25

Balance, May 31, 2010	168,242	$1.25	June 15, 2011

              *As a result of the resignation of the Company’s former director namely J. Wayne Murton on December 7, 2009.

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

	Capital Stock		Deficit		Contributed Surplus		Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount		Warrants		Share Subscriptions

Balance, December 31, 2006	879,212	$22,769,784	$(21,107,853)	$ 0	$ 213,850	$ 0	$ 0	$ 1,875,781

Net loss for year	0	0	(676,166)	0	0	0	0	(676,166)
Other comprehensive loss
Unrealized loss on marketable securities	0	0	0	0	0	0	(491,660)	(491,660)
Shares issued for cash
Private placement, net of issue costs	120,000	140,625	0	0	0	0	0	140,625
Exercise of flow-through warrants	16,000	20,000	0	0	0	0	0	20,000
Private placement flow-through common shares	48,000	60,000	0	0	0	0	0	60,000
Shares issued for non-cash
Shares issued for debt settlement	29,733	37,166	0	0	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	0	0	(22,960)
Stock-based compensation	0	0	0	0	218,347	0	0	218,347

Balance, December 31, 2007	1,092,945	23,004,615	(21,784,019)	0	432,197	0	(491,660)	1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable securities	0	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on marketable securities	0	0	0	0	0	0	491,660	491,660
Shares issued for mineral property interest	2,000	1,500	0	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	0	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	0	(550,218)
Transfer on realization of loss on marketable securities	0	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue costs	7,325,333	335,856	0	182,294	0	0	0	518,150

Balance, December 31, 2009	8,420,278	$23,341,971	$(23,845,998)	$182,294	$ 432,197	$ 0	$ 0	$ 110,464

Net loss for period	0	0	(109,169)	0	0	0	0	(109,169)
Transfer on realization of loss on marketable securities	0	0	0	0	0	0	0	0
Share subscriptions	0	0	0	0	0	24,000	0	24,000
Shares issued for cash
Private placement, net of issue costs	1,450,000	67,547	0	19,453	0	0	0	87,000
Balance, March 31, 2010	9,870,278	$23,409,518	$(23,955,167)	$201,747	$ 432,197	$ 24,000	$ 0	$ 112,295

Net loss for period	0	0	(85,164)	0	0	0	0	(85,164)
Transfer on realization of loss on marketable securities	0	0	0	0	0	0	0	0
Share subscriptions	0	0	0	0	0	(24,000)	0	(24,000)
Shares issued for cash
Private placement, net of issue costs	550,000	20,370	0	12,630	0	0	0	33,000
Balance, May 31, 2010	10,420,278	$23,429,888	$(24,040,331)	$214,377	$ 432,197	$ 0	$ 0	$ 36,131

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

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) to an arm’s length party for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,500 valued at the quoted market price at receipt (see Exhibit 10.12 – Incorporated by reference).  Furthermore, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Lithium Properties (Mineral Leases).  These properties were previously written-off at the end of fiscal year 2000.

On October 24, 2008, the Company entered into an Option Agreement (see Exhibit 10.13 – Incorporated by reference) with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments are optional and payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.  On October 14, 2009, the Company terminated the Option Agreement and the Company’s investment in the Hope Creek Property has been written-off.

The New Management Services Agreement dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference) as amended on August 18, 2003 and on July 31, 2005, (Exhibit 10.4.1 - Incorporated by reference) the aggregate amount of payments made for Management Fees totaled $360,000 during the year ended December 31, 2009 (2008: $360,000) (2007: $360,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2010 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing. The Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico (see Exhibit 10.21* – Attached herewith).  The parties to the LOI have agreed to enter into a Definitive Agreement which will be subject to the approvals of the CNSX, the Board of Directors of the Company, and if required by the CNSX, the approval of the stockholders of the Company.  The consideration payable by the Company to the arm’s length party shall be a cash payment of US $100,000 upon the execution of the Definitive Agreement, and the issuance of a Convertible Debenture for the amount of US $900,000, which will have a maturity of 4 years, shall bear simple interest at an annual rate of 5%, and may be converted into Kokomo shares at the price of US $0.10 per share in year one, US $0.25 per share in year two, US $0.50 per share in year three and US $1.00 per share in year four.  On June 22, 2010, the Parties to the LOI entered into and executed an Amending Agreement (see Exhibit 10.22* – Attached herewith), whereby the Parties have agreed that in the event a Definitive Agreement is not entered into and is not executed by the Parties by August 31, 2010, then the LOI shall terminate.  There are no assurances whatsoever that this contemplated transaction shall be consummated.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement  by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2009 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I   Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

The Company has classified its cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; and accounts payable and accrued liabilities, and payable to related parties, as other financial liabilities.

The carrying values of cash, payable to related parties, and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	March 31, 2010	March 31, March 31, 2009 2008

Bank accounts	$7,443	$855 $ 4,476

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At March 31, 2010, the Company had accounts payable excluding accrued liabilities of $15,829 (March 31, 2009 - $84,691; March 31, 2008 - $6,519) which are due within 30 days and amounts payable to related parties of $14,903 (March 31, 2009 - $130,702; March 31, 2008 - $28,170) which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2010. The Company is not exposed to significant interest rate risk.

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to other price risk.

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

b)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(c) and Rule 15d-15(e) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

[Exhibit 31.1* – Attached herewith]

ITEM 16.  AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience currently serving as Chief Financial Officer of one other public company and of the registrant and a private company, and his experience in actively supervising principal financial officers, principal accounting officers, accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.  (See Item 6.C.3. in this Annual Report for further details on the Audit Committee.)

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

The Code of Ethics can be accessed electronically at http://www.kokomoenterprises.ca .

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2009: $28,668) (2008: $48,478) and (2007:  $38,587).

(b)

Audit – Related Fees were (2009: $3,400) (2008: $ $7,478) and (2007: $3,087) which are included in the amounts disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2009: $1,500) (2008: $1,500) and (2007: $1,500) which are included in the amounts disclosed in item (a) above.

(d)

All other Fees: There were no other fees.

For further details with respect to the Audit Committee’s Charter included in the Company’s Information Circular dated April 19, 2010. (see Exhibit 18* – Attached herewith)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit related services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $30,000 and individual assignments up to a maximum cost of $5,000. All other assignments must be pre-approved by the Audit Committee.  All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2009 and 2008, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this Annual Report.  The Company's financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Registered Public Accounting Firm for the years 2009 and 2008                                                          Page 53

-Comments by Independent Accountants for United States Readers on Canada - United States Reporting Conflict                    Page 53

-Balance Sheets as at December 31, 2009 and December 31, 2008                                                                                         Page 54

-Statements of Operations for the years ended December 31, 2009, 2008 and 2007                                                                  Page 55

-Statements of Stockholders’ Equity                                                                                                                                      Page 56

-Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007                                                                 Page 57

-Notes to the Financial Statements                                                                                                                                         Page 58-81

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

3.4

Certificate of Name Change to Kokomo Enterprises Inc.

SEC Accession No. 0001137171-09-000478 http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm

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

 10.12  Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 -  (SEC Accession No. 0001137171-09-000478)

http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13* Hope Creek Property Option Agreement dated October 24, 2008 - (SEC Accession No. 0001137171-09-000478)

http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1013.htm

10.20  Loan Agreement with Mountain Capital Inc. (now known as First Lithium Resources Inc.) (SEC Accession No. 0001137171-09-000478)

http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1020.htm

10.21*  Letter of Intent dated February 8, 2010 between the Company and MMYC (Attached herewith).

10.22* Amending Agreement dated June 22, 2010 between the Company and MMYC (Attached herewith).

11.1*   Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1       Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.
0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

18. *    Notice of Annual General Meeting, 2010 and Management Proxy Materials

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

                                       Page 87

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

December 31, 2009 and 2008

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

5

Notes to Financial Statements

6 – 29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

We have audited the balance sheets of Kokomo Enterprises Inc. (formerly Zab Resources Inc.) (an exploration stage company) as at December 31, 2009 and 2008 and the statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 27, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the stockholders dated April 27, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 27, 2010

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2009	2008

Assets
Current
Cash	$5,158	$3,357
Marketable securities (note 5)	0	3,250
GST receivable	4,910	8,250
Mineral exploration tax credit receivable	1,060	7,178

Total Current Assets	11,128	22,035
Mineral Property Interests (notes 6 and 8)	151,077	212,859
Reclamation Deposits	0	10,000

Total Assets	$162,205	$244,894

Liabilities
Current
Accounts payable and accrued liabilities	$41,692	$72,186
Payable to related parties (note 8)	10,049	31,427

Total Current Liabilities	51,741	103,613

Stockholders’ Equity
Capital Stock (note 7)	23,341,971	23,006,115
Warrants (note 7(c))	182,294	0
Contributed Surplus	432,197	432,197
Accumulated Other Comprehensive Loss	0	(1,251)
Deficit	(23,845,998)	(23,295,780)

Total Stockholders’ Equity	110,464	141,281

Total Liabilities and Stockholders’ Equity	$162,205	$244,894

Going Concern (note 2)

Commitment (note 11)

Subsequent Events (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Gregory T. McFarlane”

.....................................................................  Director

Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

	2009	2008	2007

Expenses
Management fees (note 8(b))	$360,000	$360,000	$360,000
Salaries and benefits	36,777	32,161	54,163
Legal, accounting and audit	34,353	56,775	89,672
Office and miscellaneous (note 8(e))	29,061	39,254	37,132
Regulatory and transfer fees	13,274	10,152	11,367
Finance, interest and foreign exchange	4,952	10,726	4,381
Rent (note 8(e))	3,600	3,600	4,000
Telephone, travel, meals and entertainment	1,649	3,528	1,309
Shareholder communication	465	4,921	2,690
Mineral license fees	0	2,140	2,036
Directors’ compensation (note 7(d))	0	0	208,547
Directors’ fees (note 8(c))	0	0	15,006

Loss Before Other Items and Income Taxes	(484,131)	(523,257)	(790,303)

Other Items
Gain on sale of mineral property interest (note 6)	0	54,500	0
Interest income	270	605	822
Write-off of furniture and equipment	0	0	(3,671)
Write-off of mineral property interests (note 6)	(64,256)	0	(15,428)
Realized gain (loss) on sale of marketable securities, net (note 5)	(2,101)	(1,043,609)	109,454

	(66,087)	(988,504)	91,177

Loss Before Income Taxes	(550,218)	(1,511,761)	(699,126)
Future Income Tax Recovery (note 10)	0	0	22,960

Net Loss	(550,218)	(1,511,761)	(676,166)
Other Comprehensive Loss
Unrealized loss on marketable securities	0	(1,251)	(491,660)
Transfer on realization of loss on marketable securities	1,251	491,660	0

Comprehensive Loss	$(548,967)	$(1,021,352)	$(1,167,826)

Basic and Diluted Loss Per Common Share (note 13(c))	$(0.15)	$(1.38)	$(0.73)

Weighted Average Number of Common Shares Outstanding	3,776,899	1,093,301	927,406

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Capital Stock		Deficit		Contributed Surplus	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount		Warrants

Balance, December 31, 2006	879,212	$22,769,784	$(21,107,853)	$ 0	$ 213,850	$	$ 1,875,781

Net loss for year	0	0	(676,166)	0	0	0	(676,166)
Other comprehensive loss
Unrealized loss on marketable securities	0	0	0	0	0	(491,660)	(491,660)
Shares issued for cash
Private placement, net of issue costs	120,000	140,625	0	0	0	0	140,625
Exercise of flow-through warrants	16,000	20,000	0	0	0	0	20,000
Private placement flow-through common shares	48,000	60,000	0	0	0	0	60,000
Shares issued for non-cash
Shares issued for debt settlement	29,733	37,166	0	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	0	(22,960)
Stock-based compensation	0	0	0	0	218,347	0	218,347

Balance, December 31, 2007	1,092,945	23,004,615	(21,784,019)	0	432,197	(491,660)	1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable securities	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on marketable securities	0	0	0	0	0	491,660	491,660
Shares issued for mineral property interest	2,000	1,500	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	(550,218)
Transfer on realization of loss on marketable securities	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue costs	7,325,333	335,856	0	182,294	0	0	518,150

Balance, December 31, 2009	8,420,278	$23,341,971	$(23,845,998)	$182,294	$ 432,197	$ 0	$ 110,464

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2009	2008	2007

Operating Activities
Net loss	$(550,218)	$(1,511,761)	$(676,166)
Items not involving cash
Realized loss (gain) on sale of marketable securities	2,101	1,043,609	(109,454)
Gain on sale of mineral property interest	0	(54,500)	0
Stock-based compensation	0	0	218,347
Write-off of mineral property interests	64,256	0	15,428
Write-off of furniture and equipment	0	0	3,671
Future income tax recovery	0	0	(22,960)

	(483,861)	(522,652)	(571,134)
Changes in non-cash working capital (note 9)	18,956	(202,243)	41,056

Cash Used in Operating Activities	(464,905)	(724,895)	(530,078)

Financing Activity
Issue of common shares	518,150	0	220,625

Investing Activities
Proceeds on sale of marketable securities	2,400	431,371	209,971
Expenditures on mineral property interest	(63,844)	(21,580)	(67,971)
Option payments received for mineral property	0	250,000	128,770
Proceeds on sale of mineral property interest	0	50,000	0
Reclamation deposits	10,000	0	0

Cash Provided By (Used in) Investing Activities	(51,444)	709,791	270,770

Net Inflow (Outflow) of Cash	1,801	(15,104)	(38,683)
Cash, Beginning of Year	3,357	18,461	57,144

Cash, End of Year	$5,158	$3,357	$18,461

Supplemental Information (note 9)

See notes to financial statements.

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (under the trading symbol “ZABK”).  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past three fiscal years (2009 - $550,218; 2008 - $1,511,761; 2007 - $676,166) has a deficit of $23,845,998 (2008 - $23,295,780; 2007 - $21,784,019), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

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

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

The Company adopted changes effective January 1, 2009 to the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, that place increased emphasis on disclosure about the nature of and risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable readers to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.

Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

CICA Handbook Section 3862 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

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

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.  If recoveries exceed the carrying value of the mineral property interest, the excess is recognized in the statement of operations.

(e)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liabilities associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased in each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

(f)

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

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposit over the term to maturity.

(h)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

(i)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(j)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

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

(l)

Future accounting change

International Financial Reporting Standards ("IFRS")

In 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that the transition to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010. The Company is currently evaluating the impact of the conversion on the Company’s financial statements and is considering accounting policy choices available under IFRS.

4.

FINANCIAL INSTRUMENTS

The Company has classified its cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; and accounts payable and accrued liabilities, and payable to related parties, as other financial liabilities.

The carrying values of cash, payable to related parties, and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of those financial instruments.

4.

FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2009	2008

Bank accounts	$5,158	$3,357

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2009, the Company had accounts payable excluding accrued liabilities of $20,292 (2008 - $52,186) which are due within 30 days and amounts payable to related parties of $10,049 (2008 - $31,427) which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2009. The Company is not exposed to significant interest rate risk.

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to other price risk.

5.

MARKETABLE SECURITIES

The following marketable securities were held by the Company:

	2009	2008

Marketable securities (cost: 2008 - $4,501)	$0	$3,250

Pursuant to a Property Purchase Agreement in 2008, the Company acquired 25,000 common shares of Coniagas Resources Ltd. at a total acquisition cost of $4,501. During 2009, the Company sold the shares for total proceeds of $2,400 with a realized loss on disposition of $2,101.

During 2008, the Company sold 7,564,000 shares of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a publicly traded company related by common officers and directors, for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 was in 2006 and the remainder was in 2008.

During 2007, the Company sold 2,500,000 shares of Colt Resources Inc. (“Colt”) (a company formerly related by common officers and directors) for a net gain of $99,011.

6.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Blunt Mountain Property	Total

Balance, December 31, 2006	$312,412	$0	$6,108	$318,520

Acquisition costs	60,000	0	0	60,000
Geological, geochemical, trenching and drilling	134,727	0	9,320	144,047

Total expenditures	194,727	0	9,320	204,047

Property option payments	(128,770)	0	0	(128,770)

Write-offs	0	0	(15,428)	(15,428)

Balance, December 31, 2007	378,369	0	0	378,369

Acquisition costs	0	1,500	0	1,500
Geological, geochemical, trenching and drilling	21,514	68,654	0	90,168

Total expenditures	21,514	70,154	0	91,668

Property option payments	(250,000)	0	0	(250,000)

Mineral exploration tax credit	0	(7,178)	0	(7,178)
Balance, December 31, 2008	149,883	62,976	0	212,859

Geological, geochemical, trenching and drilling	1,194	2,340	0	3,534

Mineral exploration tax credit	0	(1,060)	0	(1,060)

Write-offs	0	(64,256)	0	(64,256)

Balance, December 31, 2009	$151,077	$0	$0	$151,077

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (”NSR”), by making staged cash payments totalling $150,000 to the “Optionor” and incurring exploration expenditures on the property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest property, it obtained the right to purchase at any time 50% of the NSR by paying $500,000 to the NSR holder.

On September 8, 2006, the Company entered into an Option Agreement (amended on September 12 and October 31, 2006) with Colt, a company that was formerly related by common directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the NSR, in the Extra High Property by incurring exploration expenditures of $240,000 on the property and by making cash payments to the Company totaling $133,770, both by no later than June 26, 2007.

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

Upon Colt earning its 50% undivided interest in the property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the property would be converted into a 0.5% NSR.

On April 16, 2007, the Company and the Optionor amended the original Option Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment to the Optionor of $60,000 (paid).

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the property by making cash payments to the Company totalling $193,770 (paid) by no later than June 26, 2007. The amendment released Colt of the requirement to incur $240,000 in exploration expenditures on the property.

On June 26, 2007, the Company made its final payment to the Optionor thereby earning a 100% undivided interest in the property subject only to the NSR. Colt made its final payment to the Company and earned its 34% interest in the property, thus reducing the Company’s interest to 66%.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the 2008 Option Agreement by making a cash payment of $250,000 to the Company.  Colt now holds a 67% undivided interest in the property and has become the operator.  Pursuant to the 2008 Option Agreement, Colt would be solely responsible for all exploration and property expenditures in respect of the Extra property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option and accordingly holds a 67% undivided interest in the property and the Company holds the remaining 33% undivided interest.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% NSR.

As at December 31, 2009, the Company held a 33% interest in the Extra High Property.

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

Investment in the Extra High Property consists of costs incurred as follows:

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$0	$60,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	1,194	21,514	134,727	430,897
Colt property option payments	0	(250,000)	(128,770)	(443,770)

	$1,194	$(228,486)	$65,957	$151,077

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). The Company obtained the right to acquire a 100% undivided interest, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company issued 2,000 common shares (note 7(b)) and incurred $68,654 in exploration expenditures. The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

Tthe Company qualified for the BC Mineral Exploration Tax Credit in 2008 ($7,178) and 2009 ($1,060) for exploration expenses incurred on the propery. These amounts have been applied against expenditures incurred on this property.

On October 14, 2009, the Company decided to abandon the property and has written it off.

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$1,500	$0	$1,500
Geological and geochemical	2,340	68,654	0	70,994
Mineral exploration tax credit	(1,060)	(7,178)	0	(8,238)
Abandonment of property	(64,256)	0	0	(64,256)

	$(62,976)	$62,976	$0	$0

6.

MINERAL PROPERTY INTERESTS (Continued)

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At December 31, 2007, the Company decided to abandon the property and has written it off in the amount of $15,428.

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,501 valued at the fair market price at receipt.  The Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production. These properties were previously written-off at the end of fiscal year 2000.

Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

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

7,

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

7.

CAPITAL STOCK (Continued)

(b)

Issued

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 (note 1).

During 2009, the Company entered into Non-Brokered Private Placement Financing Agreements and issued an aggregate of 7,325,333 units for total proceeds of $518,150 of which $335,856 was allocated to shares and $182,294 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date. The proceeds were allocated between shares and warrants using the relative fair value method. The value of the warrants was calculated using the Black-Scholes method and the following weighted average assumptions: risk-free interest rate: 1.44%; expected dividend yield: 0%; expected stock price volatility: 105%; expected life in years: 2.9.

During 2008, the Company issued 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement (note 6).

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

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 48,000 flow-through share units in the securities of the Company at the purchase price of $1.25 per unit for total proceeds to the Company of $60,000. Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant, which entitled the holder to purchase one common share  at a price of $1.25 until December 31, 2008. As at December 31, 2008, all 48,000 share purchase warrants expired unexercised.

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

7.

CAPITAL STOCK (Continued)

(c)

Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2006	48,000	$1.25
Issued	168,000	$1.25 and US $ 2.50
Exercised	(16,000)	$1.25
Expired	(32,000)	$1.25

Balance, December 31, 2007	168,000	$1.25 – US $ 2.50
Expired	(168,000)	$1.25 – US $ 2.50

Balance, December 31, 2008	0	$0.00
Issued	7,325,333	$0.10

Balance, December 31, 2009	7,325,333	$0.10

At December 31, 2009 and 2008, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2009	2008

July 3, 2011	$0.10	4,000,000	0
July 29, 2011	$0.10	1,140,000	0
September 3, 2011	$0.10	102,000	0
December 2, 2014	$0.10	2,000,000	0
December 22, 2014	$0.10	83,333	0

Balance, December 31, 2009	$0.10	7,325,333	0

(d)

Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009 and 2008	178,242	$1.25

The weighted average remaining contractual life is 1.45 years.

7.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

At December 31, 2009 and 2008, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2009	2008

June 15, 2011	$1.25	178,242	178,242

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $nil (2008 - nil; 2007 - $9,800) was recognized as salaries and benefits, and $nil (2008 - $nil; 2007 - $208,547) was recognized as directors’ compensation.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2009	2008	2007

Expected life (years)	N/A	N/A	4
Interest rate	N/A	N/A	4.65%
Volatility	N/A	N/A	122.31%
Dividend yield	N/A	N/A	0.00%
Fair value at grant date	N/A	N/A	$1.25

8.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due from/to related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	2009	2008

Payable to (receivable from) related parties
Payable to directors	$9,048	$0
Geological services to a company owned by a director	0	29,647
Office and other expenses charged by Las Vegas	1,301	1,260
Rent charged by Las Vegas	315	315
Other expenses paid for by Colt	(615)	205

	$10,049	$31,427

8.

RELATED PARTY TRANSACTIONS (Continued)

Related party transactions not otherwise disclosed during the year:

(a)

Geological services of $4,317 (2008 - $68,444; 2007 - $33,797) were provided by a company owned by a former director.

(b)

Management fees of $360,000 (2008 - $360,000; 2007 - $360,000) were paid to a company related by common management and directors.

(c)

Directors’ fees of $nil (2008 - $nil; 2007 - $15,006) were paid to two directors.

(d)

During 2007, the Company entered into debt settlement agreements with two directors in regards to directors’ fees payable.

(e)

Paid to/from the Company

The Company charged Las Vegas for its share of:

(i)

other expenses paid on behalf of Las Vegas of $2,575 (2008 - $3,950; 2007 - $4,061);

Las Vegas charged the Company for its share of:

(ii)

office expenses of $14,400 (2008 - $14,400; 2007 - $12,000);

(iii)

rent of $3,600 (2008 - $3,600; 2007 - $4,000); and

(iv)

other expenses paid on behalf of the Company of $1,247 (2008 - $2,563; 2007 - $504);

The Company charged Colt for its share of:

(v)

certain expenses of $615 (2008 - $11,340; 2007 - $nil);

Colt charged the Company for its share of:

(vi)

certain expenses paid on behalf of Colt of $nil (2008 - $255; 2007 - $1,250); and

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“TRI”) a company related by certain common directors, was charged by the Company for its share of:

(vii)

certain expenses paid on behalf of TRI of $2,275 (2008 - $2,195; 2007 - $nil).

9.

CHANGES IN NON-CASH WORKING CAPITAL

	2009	2008	2007

Other receivables	$3,340	$6,422	$(13,236)
Receivable from related parties	(615)	71,722	(66,526)
Accounts payables and accrued liabilities	36,994	(284,085)	115,656
Payable to related parties	(20,763)	3,698	5,162

	$18,956	$(202,243)	$41,056

Supplemental information

Non-cash operating, financing and investing activities
Common shares issued for settlement of debt	$0	$0	$37,166
Mineral property costs included in accounts payable	$0	$67,488	$136,076
Mineral property costs included in mineral exploration tax credit receivable	$(1,060)	$(7,178)	$0
Common shares issued for mineral property interest (Hope Creek property)	$0	$1,500	$0
Shares received for sale of Ontario Lithium Properties (Mineral Leases)	$0	$4,500	$0

10.

INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to income tax expense is as follows:

	2009	2008	2007

	30.00%	31.00%	34.12%
Income tax (benefit) expense computed at Canadian statutory rates	$(165,000)	$(469,000)	$(238,542)
Accounting loss (gain) on marketable securities	1,000	307,000	(37,346)
Taxable capital gain on disposal of marketable securities	0	0	10,013
Other temporary differences	18,000	0	6,517
Stock-based compensation	0	0	74,500
Share issuance costs	0	(3,000)	(6,477)
Non-deductible meals	0	0	64
Change in timing differences	96,000	68,000	122,132
Effect of change in tax rate	76,000	(12,000)	4,336
Change in valuation allowance	(26,000)	109,000	41,843

Future income tax expense (recovery)	$0	$0	$(22,960)

10.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying the enacted corporate income tax rates:

	2009	2008

Future income tax assets	25%	26%
Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral resource property interests	$626,000	$635,000
Excess of undepreciated capital cost over carrying value of fixed assets	163,000	169,000
Share issuance costs	2,000	1,000
Losses carried forward	613,000	625,000

Future income tax assets	1,404,000	1,430,000
Valuation allowance for future income tax assets	(1,404,000)	(1,430,000)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

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

The Company has available approximate non-capital losses of $1,459,000, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2010	$105,000
2027	561,000
2028	306,000
2029	487,000

$1,459,000

The Company has available approximate net capital loss of $994,000 that may be carried forward indefinitely.

The Company has available resource-related deductions of approximately $2,439,000 that may be carried forward indefinitely.

11.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement was renewed in October 2009 and is renewable on an annual basis.

12.

CAPITAL DISCLOSURES

The Company considers its capital under management to be comprised of stockholders’ equity.

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

13.

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

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements

(i)

In June 2008, the Financial Accounting Standards Board (“FASB”) reached consensus on EITF Issue No. 07-05 (“EITF 07-05”), “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of EITF 07-05 is not permitted. The Company does not believe the adoption of EITF 07-05 will have a material impact on the Company’s financial position, results of operations or cash flows.

(ii)

Effective January 1, 2009, the Company adopted a new accounting standard included in Accounting Standards Codification (“ASC”) 260, Earnings per Share (formerly FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities).  The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company’s adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

(iii)

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, ASC 855 requires disclosure of the date through which subsequent events were evaluated. These requirements are effective for interim and annual periods after June 15, 2009. The Company adopted these requirements for the year ended December 31, 2009, and have evaluated subsequent events through April 10, 2010.

(iv)

In June 2009, the Company adopted the FASB’s ASC Topic 105 as the single official source of authoritative, non-governmental GAAP in the United States. On the effective date, all then-existing non-SEC accounting literature and reporting standards were superseded and deemed non-authoritative. The adoption of this pronouncement did not have a material impact on the financial statements; however, the ASC affected the way the Company references authoritative guidance in the financial statements.

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements (Continued)

(v)

In June 2009, the FASB issued Statement No. 167, "Amendments to FASB Interpretation No. ("FIN") 46(R)" ("Statement No. 167"), codified in ASC Topic 810-10.  Statement No. 167, among other things, requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends FIN 46(R)’s consideration of related party relationships in the determination of the primary beneficiary of a VIE, amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE, and requires enhanced disclosures about an enterprise’s involvement with a VIE.  Statement No. 167 is effective for annual reporting periods beginning after November 15, 2009.  The adoption of the provisions of Statement No. 167 is not anticipated to impact the Company's financial position, results of operations or cash flows.

(vi)

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05 which includes amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures—Overall”. The update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update. The amendments in this ASU clarify that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and also clarifies  that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in this ASU is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

(vii)

In January 2010, the FASB issued ASU No. 2010-06 applicable to FASB ASC 820-10, “Improving Disclosures about Fair Value Measurements”. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s results of operations, cash flows or financial position.

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2009	2008

Total Assets for Canadian GAAP	$162,205	$244,894
Write-off of mineral properties under US GAAP	(151,077)	(211,359)

Total Assets for US GAAP	$11,128	$33,535
	2009	2008

Total Liabilities for Canadian GAAP and US GAAP	$51,741	$103,613

Total Stockholders’ Equity for Canadian GAAP	110,464	141,281
Adjustment decreasing total equity
Change in mineral property	(151,077)	(211,359)

Total Stockholders’ Deficiency for US GAAP	(40,613)	(70,078)

Total Liabilities and Stockholders’ Deficiency for US GAAP	$11,128	$33,535

	2009	2008	2007

Net Loss for Canadian GAAP	$ (550,218)	$ (1,511,761)	$ (676,166)
Adjustments increasing net income (loss)
Gain from mineral property option payments	0	250,000	43,770
US GAAP adjustment for mineral expenditures	60,282	(82,990)	(128,619)
Future income tax recovery	0	0	(22,960)

Net Loss for US GAAP	$ (489,936)	$ (1,344,751)	$ (783,975)

	2009	2008	2007

Loss per common share
Canadian GAAP – Basic and diluted	$(0.15)	$(1.38)	$(0.73)
US GAAP – Basic and diluted	$(0.13)	$(1.23)	$(0.85)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

	2009	2008	2007

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,341,971	$ 23,006,115	$ 23,004,615
Cumulative adjustment for stock-based compensation	614,491	432,197	432,197
Cumulative adjustment for future income tax recovery	126,014	126,014	126,014

Total Common Shares and Additional Paid-in Capital for US GAAP	24,082,476	23,564,326	23,562,826

Total Contributed Surplus for Canadian GAAP	614,491	432,197	432,197
Cumulative adjustment for stock-based compensation	(614,491)	(432,197)	(432,197)

Total Contributed Surplus for US GAAP	0	0	0

Total Other Comprehensive Income for Canadian GAAP and US GAAP	0	(1,251)	(491,660)

Total Deficit for Canadian GAAP	(23,845,998)	(23,295,780)	(21,784,019)
Cumulative adjustment for US GAAP	(277,091)	(337,373)	(504,383)

Total Deficit for US GAAP	(24,123,089)	(23,633,153)	(22,288,402)

Total Stockholders’ Equity (Deficiency) - US GAAP	$ (40,613)	$ (70,078)	$ 782,764

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital and transferred to capital stock once the option is exercised.

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2009	2008	2007

Cash used in operating activities for Canadian GAAP	$(464,905)	$(724,895)	$(530,078)
US GAAP adjustment for mineral expenditures	(69,962)	(151,578)	(7,971)

Cash used in operating activities for US GAAP	$(534,867)	$(876,473)	$(538,049)

Cash provided by (used in) investing activities for Canadian GAAP	$(51,444)	$709,791	$270,700
US GAAP adjustment for mineral expenditures	69,962	151,578	7,971

Cash provided by investing activities for US GAAP	$18,518	$861,369	$278,671

14.

SUBSEQUENT EVENTS

(a)

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.

The parties to the LOI have agreed to enter into a Definitive Agreement which will be subject to the approvals of the CNSX, the Board of Directors of the Company, and if required by the CNSX, the approval of the stockholders of the Company.

The consideration payable by the Company to the arm’s length party shall be a cash payment of US $100,000 upon the execution of the Definitive Agreement, and the issuance of a Convertible Debenture for the amount of US $900,000, which will have a maturity of 4 years, shall bear simple interest at an annual rate of 5%, and may be converted into Kokomo shares at the price of US $0.10 per share in year one, US $0.25 per share in year two, US $0.50 per share in year three and US $1.00 per share in year four.

There are no assurances whatsoever that this contemplated transaction shall be consummated.

(b)

On March 8, 2010, a total of 10,000 stock options with an exercise price of $1.25 per common share granted to a former director were forfeited.

(c)

On March 11, 2010, the Company closed the first tranche of a non-brokered private placement by issuing 1,450,000 units of the Company at $0.06 per Unit for total proceeds of $87,000. Each Unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at  $0.10 until March 11, 2012. The securities issued are subject to a hold period expiring on July 12, 2010.

14.

SUBSEQUENT EVENTS (Continued)

(d)

On April 16, 2010, the Company closed the second tranche of a non-brokered private placement which was announced on March 3, 2010 by issuing 550,000 units of the Company at $0.06 per Unit for total proceeds of $33,000. Each Unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at  $0.10 per share until April 16, 2012. The securities issued are subject to a hold period expiring on August 17, 2010.

Exhibit 99.1*

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2009

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Nil	Nil	Nil	Nil	Nil

Exhibit 99.2*

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor		Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2009	$
Las Vegas From Home. com Entertainment Inc.		(1,575)	(1,616)	1,575	0	(1,616)
J. Wayne Murton (geological services)		(29,647)	0	29,647	0	0
Colt Resources Inc.		(205)	615	205	0	615
Bedo H. Kalpakian		0	(3,035)	0	0	(3,035)
Jacob H. Kalpakian		0	(6,013)	0	0	(6,013)

2008	$
Las Vegas From Home. com Entertainment Inc.		0	(1,575)	0	0	(1,575)
J. Wayne Murton (geological services)		0	(29,647)	0	0	(29,647)
Colt Resources Inc.		71,723	(205)	(71,723)	0	(205)

2007	$
Las Vegas From Home. com Entertainment Inc.		5,196	0	(5,196)	0	0
J. Wayne Murton (geological services)		(477)	0	477	0	0
Gregory T. McFarlane/ J. Wayne Murton (directors fees)		(21,560)	0	21,560	0	0
Colt Resources Inc.		0	71,723	0	0	71,723

Exhibit 99.3*

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

 Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2009
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

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this Annual Report on Form 20-F (2009) of Kokomo Enterprises Inc. (formerly Zab Resources Inc.).

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

Date:  July 13, 2010

   “Bedo H. Kalpakian”

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kokomo Enterprises Inc., (the "Company") on Form 20F for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 13th day of July, 2010

Kokomo Enterprises Inc.

     “Bedo H. Kalpakian”
_____________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2009) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      KOKOMO ENTERPRISES INC.

                                      (formerly Zab Resources Inc.)

                                        “Bedo H. Kalpakian”

                                                                                                        Bedo H. Kalpakian

                                                                                                        Chief Executive Officer and

                                                                                                        Chief Financial Officer

Dated this 13th day of July, 2010