Form 20-F
period 2010-12-31
Kokomo Enterprises Inc.
filed 2011-06-20
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM   20-F

(  ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2010

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

Suite 1000, 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  13,963,278 as of December 31, 2010.  No preferred shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [   ]     No [X]

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

KOKOMO ENTERPRISES INC.
FORM 20-F ANNUAL REPORT 2010
TABLE OF CONTENTS
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 4 -
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	- 4 -
ITEM 3. KEY INFORMATION	- 4 -
ITEM 4. INFORMATION ON THE COMPANY	- 8 -
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 15 -
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 21 -
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	- 27 -
ITEM 8. FINANCIAL INFORMATION	- 31 -
ITEM 9. THE OFFER & LISTING	- 31 -
ITEM 10. ADDITIONAL INFORMATION	- 34 -
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 42 -
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 43 -
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 43 -
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS	- 43 -
ITEM 15. CONTROLS AND PROCEDURES	- 43 -
ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES	- 44 -
ITEM 17. FINANCIAL STATEMENTS	- 45 -
ITEM 18. FINANCIAL STATEMENTS	- 47 -
ITEM 19. LIST OF EXHIBITS	- 47 -
Exhibit 99.1*	- 73 -
Exhibit 99.2*	- 74 -
Exhibit 99.3*	- 75 -
Exhibit 11.1	- 76 -
Exhibit 31.1	- 76 -
Exhibit 32.1	- 78 -
SIGNATURE PAGE	- 79 -

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

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.  On April 16, 2009, the Company’s share capital was consolidated on the basis of twenty-five old for one-new common share.  All common shares and per share amounts included in this Annual Report on Form 20-F (2010) and in the Company’s Audited Financial Statements for the years ended December 31, 2010, 2009 and 2008 have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 as described in Results of Operations in Item 4.(a) of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2010 and 2009.

TABLE I

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Operating Revenue	$0	0	0	0	0
Interest Income	$27	270	605	822	496
Net Income (loss)	$(451,400)	(550,218)	(1,511,761)	(676,166)	967,706
Basic net earnings/(loss) per common share	$(0.04)	(0.15)	(1.38)	(0.73)	1.25
Total Assets	$168,807	162,205	244,894	1,476,545	1,971,465
Capital Stock	$23,647,626	23,341,971	23,006,115	23,004,615	22,769,784
Number of common shares at year end	$13,963,278	8,420,278	1,094,945	1,092,945	879,212
Long term-obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Note:  All common shares and per share amounts included in the above table  for the years ended December 31, 2010, 2009 and 2008 have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4.  of this Annual Report.

Had the financial statements of Kokomo been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Net earnings/(loss)	$(451,663)	(489,936)	(1,344,751)	(783,975)	1,711,980
Basic earnings/(loss) per common share	$(0.04)	(0.13)	(1.23)	(0.85)	1.95
Number of Common shares at year end	13,963,278	8,420,278	1,094,945	1,092,945	879,212
Total Assets	$17,467	11,128	33,535	1,098,176	1,677,945

A discussion of the differences between accounting principles and practices generally accepted in Canada and accounting principles and practices generally accepted in the United States and required by the SEC is contained in Note 13 to the financial statements included in Item 17 of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2010	1.0054	0.9828

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2010	For Year Ended December 31, 2009	For Year Ended December 31, 2008	For Year Ended December 31, 2007	For Year Ended December 31, 2006
Average rate ($)(2)	0.9706	0.8760	0.9381	0.9303	0.8816
High ($)(3)	1.0054	0.9470	1.0241	1.0852	0.9015
Low ($)(3)	0.9307	0.7916	0.7731	0.8435	0.8641

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2010, the U.S. $1.00 was equal to Cdn $0.9946.

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

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.  In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  Colt did not exercise the second tranche of the option.  Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

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

The Company was previously registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada in order to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims.  The Company participated in the tender, however, due to delays in being granted a Special License, the Company withdraw its participation from the tender and the Company decided not to renew its registration as an extra-provincially registered company under the Corporations Regulations Act in the Province of Nova Scotia, Canada.

Since its incorporation, the Company has been engaged primarily in the identification, acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

Kokomo is a junior mineral exploration company.  The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario.  The principal business of Kokomo is in mineral exploration.  The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

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

Item 4.B.  Business Overview

Summary

Kokomo is a junior mineral exploration company.  The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario.  The principal business of Kokomo is in mineral exploration.

Kokomo is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com. The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-idea?action=getcompany&CIK=0000825171&owner=exclude&count=40  will give you direct access to the Company’s filings.

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

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  At the time, Mr. J.W. Murton was a director of Kokomo.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  Mr. J. W. Murton has prepared for Kokomo a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.kokomoenterprises.ca.  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.kokomoenterprises.ca.

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

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  At the time, Mr. J. W. Murton was a director of the Company.  For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.kokomoenterprises.ca.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property.  As a result of Colt exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  Colt did not exercise the second tranche of the option.  Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at December 31, 2008, 2009 and 2010, the Company held a 33% undivided interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	2010	2009	2008	Cumulative to 2010

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	263	1,194	21,514	431,160
Colt property option payments	0	0	(250,000)	(443,770)

	$263	$1,194	$(228,486)	$151,340

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

III.

Hope Creek Property, British Columbia, Canada

On October 24, 2008, the Company entered into an Option Agreement (Exhibit 10.13 – Incorporated by reference) with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments were optional and were payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in the amount of $1,060 in 2009 and $7,178 in 2008 for exploration expenses incurred on the Hope Creek Property. These amounts have been credited against expenses incurred on this property.

Investment in the Hope Creek Property consisted of costs incurred as follows:

	2010	2009	2008	Cumulative to 2010

Acquisition (property option payments)	$0	$0	$1,500	$1,500
Geological and geochemical	0	2,340	68,654	70,994
Mineral exploration tax credit	0	(1,060)	(7,178)	(8,238)
Abandonment of property	0	((64,256)	0	(64,256)

	$0	$(62,976)	$62,976	$0

The Company conducted a diamond drilling program as of October 28, 2008 on the Hope Creek Property.

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

IV.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

Selected annual information from the audited financial statements in accordance with the Canadian GAAP for the three years ended December 31, 2010, 2009 and 2008 is shown in the following table:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Revenue	$0	0	0
Interest income	27	270	605
Loss before other items	(451,427)	(484,131)	(523,257)
Basic and diluted loss per common share before other items	(0.04)	(0.13)	(0.48)
Net income/(loss)	(451,400)	(550,218)	(1,511,761)
Basic and diluted net earnings/(loss) per common share	(0.04)	(0.15)	(1.38)
Total assets	168,807	162,205	244,894
Long term financial obligations	0	0	0
Cash dividends	0	0	0

Note:  All common shares and per share amounts included in the above table  for the years ended December 31, 2010, 2009 and 2008 have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4. of  this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations for the above mentioned periods.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2010:-

•

The Company’s operating expenses were  $451,427 as compared to $484,131 during the corresponding period in 2009 as compared to $523,257 during the corresponding period in 2008.  Items which mainly contributed to the reduction in operating expenses during the year ended December 31, 2010 were Management fees, Regulatory and transfer fees and Finance, interest and foreign exchange.

•

The Company realized a loss of $nil as compared to a loss of $2,101 during the corresponding period in 2009 as compared to a loss of $1,043,609 on the sale of its marketable securities during the corresponding period in 2008.

•

The Company recorded a net loss of $451,400 as compared to a net loss of $550,218 during the corresponding period in 2009 and as compared to a net loss of $1,511,761 during the corresponding period in 2008.

•

The basic and diluted loss per common share was $0.04 as compared to a basic and diluted loss per common share of $0.15 during the corresponding period in 2009 and as compared to a basic and diluted loss per common share of $1.38 during the corresponding period in 2008.

•

The Company’s total assets were $168,807 as compared to  $162,205 during the corresponding period in 2009 and as compared to $244,894 during the corresponding period in 2008.

•

The Company had a working capital deficiency of $117,976 as compared to a working capital deficiency of  $40,613 during the corresponding period in 2009 and as compared to a working capital deficiency of $81,578 during the corresponding period in 2008.

•

The Company’s weighted average number of common shares outstanding was 11,270,527 as compared to 3,776,899 during the corresponding period in 2009 and as compared to 1,093,301 during the corresponding period in 2008.

The Company is presently not a party to any legal proceedings whatsoever.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 4,500,000 Units of the securities of the Company to various investors at the price of $0.06 per Unit for total proceeds to the Company of $270,000 of which the amount of $180,814 was allocated to capital stock and the amount of $89,186 was allocated to warrants. Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.  The securities issued pursuant to this private placement are subject to four month and a day hold period from the issuance date.  Subsequently, on April 1 and 15, 2011 the Company issued in aggregate 1,000,000 Units of the securities of the Company to various investors at the price of $0.10 per Unit for total proceeds to the Company of $100,000.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.15 per common share for a period of two years from closing date.  The securities issued pursuant to this private placement were subject to a hold period expiring August 2, 2011 as to the first tranche and August 16, 2011 as to the second and final tranche.

During 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors for total proceeds to the Company of $518,150.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date.  All securities issued were subject to a four-month hold period.

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

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference).  The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on June 4, 2010.

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2011 Notice of Annual General Meeting (see Exhibit 17* - Attached herewith) which has been filed on Sedar.

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

At the Annual General Meeting of the Company’s shareholders which was held on June 4, 2010, the shareholders received the Audited Consolidated Financial Statements for the year ended December 31, 2009 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

Disclosure of the differences between accounting principles and practices generally accepted in Canada and those generally accepted in the United States and required by the SEC, are included in Note 13 of the financial statements included in Item 17 of the Annual Report.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico (Exhibit 10.21 – Incorporated by reference). The parties to the LOI had agreed to enter into a Definitive Agreement by March 31, 2010.   Subsequently, an Amending Agreement was entered into and was executed by the parties whereby the LOI was extended to August 31, 2010 (“The Deadline”).  As the Company was unable to enter into a Definitive Agreement by the expiry of The Deadline, the Company decided not to proceed any further with this acquisition.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Total Revenues	$0	0	0	0
Loss before other items	(99,552)	(117,169)	(125,537)	(109,169)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Earnings / (loss) for the period	(99,544)	(117,413)	(125,274)	(109,169)
Basic earnings /(loss) per common share	(0.01)	(0.01)	(0.01)	(0.01)

For the Quarterly Periods ended:	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Total Revenues	$0	0	0	0
Loss before other items	(131,714)	(112,540)	(130,338)	(109,539)
Loss per common share before other items	(0.03)	(0.03)	(0.12)	(0.10)
Earnings / (loss) for the period	(195,319)	(113,080)	(130,211)	(111,608)
Basic earnings / (loss) per common share	(0.05)	(0.03)	(0.12)	(0.10)

Note: Earnings (loss) per common share calculations in the above tables are based on the weighted average number of common shares outstanding for the periods and which have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4. of  this Annual Report and in the Audited Financial Statements for the period ended December 31, 2010, 2009 and 2008.

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

During 2011, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Option Agreement dated September 8, 2006, as amended (Exhibit 10.11 – Incorporated by reference), with Colt, the Company received $193,770 as of December 31, 2007.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property.  Colt did not exercise the second tranche of the option.  As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 4,500,000 Units of the securities of the Company to various investors at the price of $0.06 per Unit for total proceeds to the Company of $270,000 of which the amount of $180,814 was allocated to capital stock and the amount of $89,186 was allocated to warrants. Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.  The securities issued pursuant to this private placement are subject to four month and a day hold period from the issuance date.  Subsequently, on April 1 and 15, 2011 the Company issued in aggregate 1,000,000 Units of the securities of the Company to various investors at the price of $0.10 per Unit for total proceeds to the Company of $100,000.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.15 per common share for a period of two years from closing date.  The securities issued pursuant to this private placement were subject to a hold period expiring August 2, 2011 as to the first tranche and August 16, 2011 as to the second and final tranche.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

During 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors for total proceeds to the Company of $518,150.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  .Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date.  All securities issued were subject to a four-month hold period.

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

During the twelve months ended December 31, 2010, there were no stock options granted to Directors, Officers, Employees and Consultants.  As at December 31, 2010, there are 164,242 stock options outstanding (December 31, 2009: 178,242; 2008: $178,242) which have been granted to Directors, Officers, Employees and Consultants which expire on June 15, 2011 and are exercisable at Cdn $1.25 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at December 31, 2010, there were no stock options exercised.

As at December 31, 2010:-

•

The Company‘s total number of issued and outstanding shares was 13,963,278 as compared to 8,420,278 for the corresponding period in 2009 and as compared to 1,094,945 for the corresponding period in 2008.

•

The Company’s total assets were $168,807 as compared to $162,205 for the corresponding period in 2009 and as compared to $244,894 for the corresponding period in 2008.

•

The Company’s total liabilities were $135,443 as compared to $51,741 for the corresponding period in 2009 and as compared to $103,613 for the corresponding period in 2008.

•

The Company had $5,073 in cash as compared to $5,158 in cash for the year ended December 31, 2009 and as compared to $3,357 for the year ended December 31, 2008.

•

HST receivable as at December 31, 2010 was $12,394 as compared to $4,910 for the year ended December 31, 2009 and as compared to $8,250 for the year ended December 31, 2008.

•

Mineral exploration tax credit receivable as at December 31, 2010 was $nil as compared to $1,060 for the year ended December 31, 2009 and as compared to $7,178 for the year ended December 31, 2008.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2010, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946

Vice President of the Registrant

President of Registrant

CEO & CFO of the Registrant

Chairman of Las Vegas From Home.com Entertainment Inc. (“LVFH”)

CFO of  LVFH

Director of Active Growth Capital Inc.

CFO & Chairman of Giyani Gold Corp.

CFO & Secretary of Touchdown Resources  Inc.

President & CEO of First Lithium Resources Inc.

President & CEO of Colt Resources Inc.

1984 to 1990 1991 to Present 2004 to Present 1991 to Present 2004 to Present Nov 2010 to present November 2009 to June 2010 July 2005 to November 2009 2005 to 2009 2007 to 2008
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968

Vice President of Registrant;

President of LVFH.

CEO of LVFH

President of Active Growth Capital Inc.

CEO & President of Giyani Gold Corp.

Vice President, CFO & Secretary of First Lithium Resources Inc.

President, CEO & CFO of Touchdown Capital Inc.

Vice President of  Colt Resources Inc.

1991 to Present 1991 to Present 2004 to Present Nov 2010 to Present November 2009 to June 2010 July 2005 to 2009 2005 to 2009 2007 to 2008
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and Las Vegas From Home.com Entertainment Inc.; Principal of McFarlane Media, LLC (2005)	1992 to Present
Fred A.C. Tejada* (1) Surrey, B.C. Canada	Director	August 1, 1958	Vice President Exploration of Panoro Minerals Ltd.	December 2009 to Present
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of LVFH Corporate Secretary of Active Growth Capital Inc. Corporate Secretary of Giyani Capital Corp.	2008 to Present 2008 to Present Nov 2010 to Present November 2009 to June 2010

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

In the past, the Company hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a former director of the Company.  For the twelve month period ended December 31, 2010, J. W. Murton & Associates has provided geological services to the Company in the amount of $198 (2009: $4,317) (2008: $68,444) plus GST/HST

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003 and on July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $320,000 during the twelve months period ended December 31, 2010 (December 31, 2009: $360,000; December 31, 2008: $360,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement with Kalpakian Bros. of  B.C. Ltd. expired on October 31, 2010.  On November 1, 2010, the parties amended the Management Services Agreement by means of an addendum whereby the remuneration payable to Kalpakian Bros. of B.C. Ltd. has been reduced to $10,000 per month plus HST effective as of November 1, 2010 (see Exhibit 10.4.2* - Attached herewith).  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

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

For the year ended December 31, 2010, and up to and including the date of this Annual Report no incentive stock options were exercised by any of the Company’s directors or officers.  During 2010, a total of 14,000 stock options were cancelled.  As of the date of this Annual Report, there are 164,242 incentive stock options outstanding granted to directors and officers.

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

6.C.2.  Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003 and on July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $320,000 during the twelve months period ended December 31, 2010 (December 31, 2009: $360,000; December 31, 2008: $360,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement with Kalpakian Bros. of B.C. Ltd. expired on October 31, 2010.  On November 1, 2010, the parties amended the Management Services Agreement by means of an addendum whereby the remuneration payable to Kalpakian Bros. of B.C. Ltd. has been reduced to $10,000 per month plus HST effective as of November 1, 2010 (see Exhibit 10.4.2* - Attached herewith).  The Agreement is renewable on an annual basis,and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which is scheduled to take place on June 16, 2011.  The Information Circular (see Exhibit 17* – Attached herewith) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E.  Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2010 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	428,752 (directly) 6,771,133 (indirectly)(1)	51.56%
Jacob H. Kalpakian Vancouver, BC, Canada	468,920 (directly) 6,700,133 (indirectly)(2)	51.34%
Gregory T. McFarlane Las Vegas, Nevada, USA	11,342 direct	0.08%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	38,000 direct	0.27%

Notes:*

Based on 13,963,278 issued and outstanding common shares as of December 31, 2010

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which took place on June 4, 2010.  Furthermore, the Shareholders of the Company will be asked to re-approve the 2004 Stock Option Plan at the Company’s Annual General Meeting which is scheduled to take place on June 16, 2011 (see Exhibit 17* - Attached herewith).

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During the year ended December 31, 2010, there were no stock options granted.  As at December 31, 2010, there were 164,242 stock options outstanding and exercisable at a price of $1.25 per share which were granted to Directors, Officers, Employees and Consultants on June 15, 2007 and which have a term of 4 years.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As of December 31 2010, there were no stock options exercised, and as of December 31, 2010, a total of 14,000 stock options were cancelled.

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

As at December 31, 2010, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	8,091,805(1)	53.72%

(1)

Of these shares, 428,752 common shares are held by Bedo H. Kalpakian directly, 468,920 common shares are held by Jacob H. Kalpakian directly, 6,817,133 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 377,000 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian. *    Based on 13,963,278 issued and outstanding common shares as of December 31, 2010.

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

7.A.2.  As of December 31, 2010, the Company had 13,963,278 issued and outstanding common shares.  The number of outstanding common shares of the Company held in the United States and the number of recorded holders thereof were 298,334 outstanding common shares and 84 recorded shareholders respectively.

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

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus GST or HST per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at December 31, 2010, Las Vegas charged the Company for its share of (i) office expense of $14,400 (2009 - $14,400; 2008 - $14,400; (ii) rent of $3,600 (2009 - $3,600; 2008 - $3,600) and iii) other expenses paid on behalf of the Company of $981 (2009 - $1,247; 2008 - $2,563);

The Company charged Las Vegas for its share of other expenses paid on behalf of Las Vegas of $2,575 (2009 - $2,575; 2008 - $3,950);

Las Vegas is related to the Company by virtue of the fact that Las Vegas’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Giyani Gold Corp. (formerly 99 Capital Corporation) (“Giyani”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was the Chairman and CFO of Giyani from November 2009 up to June 2010 and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Giyani from November 2009 up to June 2010.  Giyani was charged by the Company for its share of certain expenses paid by the Company on behalf of Giyani of $3,175 (2009: $Nil; 2008: $Nil).

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“Touchdown”) was related to the Company by virtue of the fact that the Company’s President, CEO & CFO, namely Bedo H. Kalpakian was a director of Touchdown until June 2010 and the Company’s Vice-President namely Jacob H. Kalpakian was also a director of Touchdown until June 2010.  Touchdown was charged by the Company for its share of certain expenses paid by the Company on behalf of Touchdown of $Nil (2009: $2,275; 2008: $2,195).

During the year ended December 31, 2008, the Company sold, through the facilities of the TSX.V, the Company’s marketable securities of 7,564,000 shares in the capital of Las Vegas for total proceeds of $431,371 which had a total acquisition cost of $2,483,113.  Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. dated November 1, 2001(Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003 and on July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $320,000 during the twelve months period ended December 31, 2010 (December 31, 2009: $360,000; December 31, 2008: $360,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement with Kalpakian Bros. of  B.C. Ltd. expired on October 31, 2010.  On November 1, 2010, the parties amended the Management Services Agreement by means of an addendum whereby the remuneration payable to Kalpakian Bros. of B.C. Ltd. has been reduced to $10,000 per month plus HST effective as of November 1, 2010 (see Exhibit 10.4.2* - Attached herewith).  The Management Services Agreement is renewable on an annual basis,and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

Previously, the Company hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by J.W. Murton, a former Director of the Company.  For the year ended December 31, 2010, J. W. Murton & Associates has provided geological services to the Company in the amount of $198 (December 31, 2009: $4,317; December 31, 2008: $68,444).

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Item 4.D – I.)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (the “2008 Option Agreement”) (see Item 4.D – I). During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 but Colt did not exercise the second tranche of the option.

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President and CEO of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.  Furthermore, J. Wayne Murton was a former Director of the Company and was a director of Colt.

In connection with the 2010 non-brokered private placement (see Liquidity and Capital Resources of this Annual Report), a total of 3,250,000 Units in the capital of the Company were subscribed for by a company owned by two directors of the Company.  As at December 31, 2010, a total of 1,010,000 share purchase warrants at $0.10 per share were exercised by a company owned by two directors of the Company for total proceeds to the Company of $101,000.

In connection with the 2009 non-brokered private placement (see Liquidity and Capital Resources of this Annual Report), an aggregate of 4,176,333 Units in the capital of the Company were subscribed for by the family of two directors of the Company.  In addition, a total of 37,500 Units were subscribed for by an officer of the Company.

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

-

Colt Resources Inc. (“Colt”), a reporting issuer in the provinces of Alberta, British Columbia and Ontario and a public company listed on the TSX Venture Exchange in Canada and on the Pink Sheets in the U.S.A.   Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report.

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

-

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“Touchdown”) is a public company listed on the TSX Venture Exchange.   Jacob H. Kalpakian and Bedo H. Kalpakian were officers and directors of Touchdown from July 2005 until June 2010.

-

Giyani Gold Corp (formerly 99 Capital Corporation) (“Giyani”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian were officers and directors of Giynai from November 2009 until June 2010.

As at December 31, 2010, the Company charged Colt for its share of certain expenses of $nil (2009 - $615; 2008 - $11,340).

As at December 31, 2010, Colt charged the Company for its share of: certain expenses paid on behalf of Colt of $nil (2009 - $nil; 2008 - $255).

As at December 31, 2010, Touchdown was charged by the Company for its share of: certain expenses paid on behalf of Toucdhown of $nil (2009 - $2,275; 2008 - $2,195).

As at December 31, 2010, Giyani was charged by the Company for its share of certain expenses paid on behalf of Giyani of $3,175 (2009 - $nil; 2008 - $nil).

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2010, are included in Item 17 of this report.

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

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2010.

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

OTC BULLETIN BOARD

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2006	3.95	1.25	353,392
2007	0.12	0.03	4,190,549
2008	0.045	0.01	4,084,248
2009	0.06	0.06	109,900
2010	0.20	0.08	124,000

Two Most Recent Financial Years

Year 2009
Jan 1 – Mar 31	0.10	0.005	82,300
Apr 1 – Jun 30	0.125	0.075	27,400
Jul 1 – Sept 30	0.06	0.06	200
Oct 1 – Dec 31	n/a	n/a	0

Year 2010
Jan 1 – Mar 31	n/a	n/a	0
Apr 1 – Jun 30	n/a	n/a	0
Jul 1 – Sept 30	0.08	0.08	2,000
Oct 1 – Dec 31	0.20	0.09	122,000

CNSX

Canadian National Stock Exchange

(formerly CanadianTrading & Quotation System)

 Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2006	n/a	n/a	0
2007 (Nov 30 – Dec 31)	0.015	0.015	0
2008	0.06	0.01	5,442,000
2009	0.10	0.01	1,146,244
2010	0.20	0.05	1,207,514

Two Most Recent Financial Years

Year 2009
Jan 1 – Mar 31	0.06	0.01	658,500
Apr 1 – Jun 30	0.10	0.05	40,502
Jul 1 – Sept 30	0.11	0.11	600
Oct 1 – Dec 30	0.10	0.05	446,642

Year 2010
Jan 1 – Mar 31	0.23	0.05	25,010
Apr 1 – Jun 30	0.195	0.075	629,000
Jul 1 – Sep 30	0.11	0.08	194,004
Oct 1 – Dec 31	0.20	0.10	359,500

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 13,963,278 common shares are issued and outstanding as of December 31, 2010.  No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data as of December 31, 2010	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at December 31, 2010	13,963,278	Nil	N/A	N/A
Warrants	10,782,333	Nil	$0.10	July 3, 2011 Dec 22/2014
Stock Options	164,242	Nil	Cdn$1.25	June 15/2011
Fully Diluted as at December 31, 2010	24,909,853	Nil

Item 10.A.4.  Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2010, 2009 and 2008:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2008	0	$ 0.00
Issued	7,325,333	$ 0.10

Balance, December 31, 2009	7,325,333	$ 0.10
Issued	4,500,000	$ 0.10
Exercised	(1,043,000)	$ 0.10

Balance, December 31, 2010	10,782,333	$ 0.10

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

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2010, 2009 and 2008:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009 and 2008	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance December 31, 2010	164,242	$1.25

The weighted average remaining contractual life is 0.45 years.

At December 31, 2010 and 2009, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2010	2009

June 15, 2011	$1.25	164,242	178,242

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

	Capital Stock		Deficit		Contributed Surplus	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount		Warrants

Balance, December 31, 2007	1,092,945	$23,004,615	$(21,784,019)	$ 0	$	$ (491,660)	$ 1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable securities	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on marketable securities	0	0	0	0	0	491,660	491,660
Shares issued for mineral property interest	2,000	1,500	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	(550,218)
Transfer on realization of loss on marketable securities	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue costs	7,325,333	335,856	0	182,294	0	0	518,150

Balance, December 31, 2009	8,420,278	23,341,971	(23,845,998)	182,294	432,197	0	110,464
Net loss for year	0	0	(451,400)	0	0	0	(451,400)
Private placement, net of issuance costs	4,500,000	180,814	0	89,186	0	0	270,000
Warrants exercised	1,043,000	104,300	0	0	0	0	104,300
Transfer to capital stock due to exercise of warrants	0	20,541	0	(20,541)	0	0	0

Balance, December 31, 2010	13,963,278	$23,647,626	$(24,297,398)	$ 250,939	$ 432,197	$ 0	$ 33,364

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

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property.  Colt  did not exercise the second tranche of the option.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties to an arm’s length party for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,500 valued at the quoted market price at receipt (see Exhibit 10.12 – Incorporated by reference).  Furthermore, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Lithium Properties.  These properties were previously written-off at the end of fiscal year 2000.

On October 24, 2008, the Company entered into an Option Agreement (see Exhibit 10.13 – Incorporated by reference) with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments were optional and were payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.  On October 14, 2009, the Company terminated the Option Agreement and the Company’s investment in the Hope Creek Property has been written-off.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003 and on July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $320,000 during the twelve months period ended December 31, 2010 (December 31, 2009: $360,000; December 31, 2008: $360,000).

The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement with Kalpakian Bros. of  B.C. Ltd. expired on October 31, 2010.  On November 1, 2010, the parties amended the Management Services Agreement by means of an addendum whereby the remuneration payable to Kalpakian Bros. of B.C. Ltd. has been reduced to $10,000 per month plus HST effective as of November 1, 2010 (see Exhibit 10.4.2* - Attached herewith).  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property which covers an area of approximately 153 square kilometers and is located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico (see Exhibit 10.21 – Incorporated by reference). The parties to the LOI had agreed to enter into a Definitive Agreement by March 31, 2010.  Subsequently, an Amending Agreement was entered into and was executed by the parties whereby the LOI was extended to August 31, 2010 (“The Deadline”) .  As the Company was unable to enter into a Definitive Agreement by the expiry of The Deadline, the Company decided not to proceed any further with this acquisition.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement  by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2010 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I   Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

The Company has classified its cash as held-for-trading; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities.

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.  The fair value of due to related parties cannot be reliably measured as there is no market for such instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2010		2009 2008

Bank accounts	$$	5,073	$5,158 $ 3,357 $ 3,357

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2010, the Company had accounts payable excluding accrued liabilities of $54,230 (2009 - $20,292) (2008 - $52,186), which are due within 30 days, and amounts payable to related parties of $68,920 (2009 - $10,049) (2008 - $31,427), which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2010. The Company is not exposed to significant interest rate risk.

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.  Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F.  Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

c)

CHANGES IN INTERNAL CONTROLS.  There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer.

[Exhibit 31.1* – Attached herewith]

ITEM 16.  AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian, including his experience currently serving as Chief Financial Officer of one other public company and of the registrant, and his experience in actively supervising accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.  (See Item 6.C.3. in this Annual Report for further details on the Audit Committee.)

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations.  These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 –Incorporated by reference)

The Code of Ethics can be accessed electronically at http://www.kokomoenterprises.ca.

Item 16.C. Auditor’s Fees & Services

(a)

Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2010:  $33,660) (2009: $33,400) and (2008: $48,478).

(b)

Audit – Related Fees were (2010: $1,000) (2009: $3,400) and (2008: $ $7,478) which are included in the amounts disclosed in item (a) above.

(c)

Tax Fees: Tax fees were (2010: $2,000) (2009: $1,500) and (2008: $1,500) which are included in the amounts disclosed in item (a) above.

(d)

All other Fees were (2010: $660) (2009: $Nil) and (2008: $Nil) which are included in the amounts disclosed in item (a) above .

Further details with respect to the Audit Committee’s Charter is included in the Company’s Information Circular dated May 12, 2011 (see Exhibit 17* – Attached herewith).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2010 and 2009, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this Annual Report.  The Company's financial statements are stated in Canadian dollars (Cdn $).

A)	Index to Financial Statements i) Financial Statements

-Report of Independent Registered Public Accounting Firm
for the years 2010, 2009 and 2008	Page 49
-Report of Independent Registered Public Accounting Firm	Page 49
-Balance Sheets as at December 31, 2010 and December 31, 2009	Page 50
-Statements of Operations for
the years ended December 31, 2010, 2009 and 2008	Page 51
-Statements of Stockholders’ Equity for	Page 52
the years ended December 31, 2010, 2009 and 2008
-Statements of Cash Flows for the years ended December 31, 2010,
2009 and 2008	Page 53

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

10.4

Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1

Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)  (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.4.2*   Addendum to the Management Services Agreement dated November 1, 2010.

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

10.11   Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –(SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm

10.11.1

First Amendment dated September 22, 2006 to the Property Option Agreement- (SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm

10.11.2

Second Amendment dated October 31, 2006 to the Property Option Agreement - (SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm

10.11.3 Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659)

46

http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm

 10.12   Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –(SEC Accession No. 0001137171-09-000478)

http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13*

Hope Creek Property Option Agreement dated October 24, 2008 -(SEC Accession No. 0001137171-09-000478)

http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1013.htm

10.20  Loan Agreement with Mountain Capital Inc. (now known as First Lithium Resources Inc.)(SEC Accession No. 0001137171-09-000478)

http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1020.htm

10.21  Letter of Intent dated February 8, 2010 between the Company and MMYC. (Incorporated by reference-SEC Accession No. 0001137171-10-000418)

10.22 Amending Agreement dated June 22, 2010 between the Company and MMYC. (Incorporated by reference-SEC Accession No. 0001137171-10-000418)

11.1*

Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1

Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.
0001137171-04-000850)  http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

17.*

Notice of Annual General Meeting 2011 and Management Proxy Materials.

18.

Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference-

SEC Accession No. 0001137171-10-000418)

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

31.1* Sarbanes Oxley Act Section 302, Certified by
	Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached)	Page 77
32.1* Sarbanes Oxley Act Section 906, Certified by
	Bedo H. Kalpakian, C.E.O & C.F.O. (Attached)	Page 78
99. * Financial Exhibits: – (unaudited)
99.1*	Schedules I - Marketable Securities - Other Investments	Page 72
99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters,
	Promoters and Employees other than Related Parties	Page 73
99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated
	Depreciation, Depletion and Amortization of Property, Plant and Equipment	Page 74
* Filed Herewith (Attached)

47

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2010 and 2009

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity

Statements of Cash Flows

Notes to Financial Statements

6 – 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF KOKOMO ENTERPRISES LTD.

(An Exploration Stage Company)

We have audited the accompanying financial statements of Kokomo Enterprises Ltd. (an exploration stage company), which comprise the balance sheets as at December 31, 2010 and 2009, and the statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kokomo Enterprises Ltd. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which indicates that the Company incurred a net loss of $451,400 during the year ended December 31, 2010. These conditions, along with other matters set forth in note 2, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia

April 26, 2011

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2010	2009

Assets
Current
Cash	$5,073	$5,158
HST receivable	12,394	4,910
Mineral exploration tax credit receivable	0	1,060

Total Current Assets	17,467	11,128
Mineral Property Interests (notes 6 and 8)	151,340	151,077

Total Assets	$168,807	$162,205

Liabilities
Current
Accounts payable and accrued liabilities	$66,523	$41,692
Due to related parties (note 8)	68,920	10,049

Total Current Liabilities	135,443	51,741

Stockholders’ Equity
Capital Stock (note 7)	23,647,626	23,341,971
Warrants (note 7(c))	250,939	182,294
Contributed Surplus	432,197	432,197
Deficit	(24,297,398)	(23,845,998)

Total Stockholders’ Equity	33,364	110,464

Total Liabilities and Stockholders’ Equity	$168,807	$162,205

Commitment (note 11)

Subsequent Events (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Gregory T. McFarlane”

.....................................................................  Director

Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

	2010	2009	2008

Expenses
Management fees (note 8(b))	$320,000	$360,000	$360,000
Legal, accounting and audit	45,919	34,353	56,775
Salaries and benefits	41,460	36,777	32,161
Office and miscellaneous (note 8(c))	29,311	29,061	39,254
Regulatory and transfer fees	7,678	13,274	10,152
Rent (note 8(c))	3,600	3,600	3,600
Telephone, travel, meals and entertainment	1,943	1,649	3,528
Finance, interest and foreign exchange	942	4,952	10,726
Shareholder communication	574	465	4,921
Mineral license fees	0	0	2,140

Loss Before Other Items and Income Taxes	(451,427)	(484,131)	(523,257)

Other Items
Interest income	27	270	605
Gain on sale of mineral property interest (note 6)	0	0	54,500
Write-off of mineral property interests (note 6)	0	(64,256)	0
Realized loss on sale of marketable securities, net (note 5)	0	(2,101)	(1,043,609)

	27	(66,087)	(988,504)

Net Loss for Year	(451,400)	(550,218)	(1,511,761)
Other Comprehensive Loss
Unrealized loss on marketable securities	0	0	(1,251)
Transfer on realization of loss on marketable securities	0	1,251	491,660

Comprehensive Loss for Year	$(451,400)	$(548,967)	$(1,021,352)

Basic and Diluted Loss Per Common Share (note 13(d))	$(0.04)	$(0.15)	$(1.38)

Weighted Average Number of Common Shares Outstanding	11,270,527	3,776,899	1,093,301

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Capital Stock		Deficit		Contributed Surplus	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Common Shares	Amount		Warrants

Balance, December 31, 2007	1,092,945	$23,004,615	$(21,784,019)	$ 0	$ 432,197	$ (491,660)	$ 1,161,133

Net loss for year	0	0	(1,511,761)	0	0	0	(1,511,761)
Other comprehensive income (loss)
Unrealized loss on marketable securities	0	0	0	0	0	(1,251)	(1,251)
Transfer on realization of loss on marketable securities	0	0	0	0	0	491,660	491,660
Shares issued for mineral property interest	2,000	1,500	0	0	0	0	1,500

Balance, December 31, 2008	1,094,945	23,006,115	(23,295,780)	0	432,197	(1,251)	141,281

Net loss for year	0	0	(550,218)	0	0	0	(550,218)
Transfer on realization of loss on marketable securities	0	0	0	0	0	1,251	1,251
Shares issued for cash
Private placement, net of issue costs	7,325,333	335,856	0	182,294	0	0	518,150

Balance, December 31, 2009	8,420,278	23,341,971	(23,845,998)	182,294	432,197	0	110,464
Net loss for year	0	0	(451,400)	0	0	0	(451,400)
Private placement, net of issuance costs	4,500,000	180,814	0	89,186	0	0	270,000
Warrants exercised	1,043,000	104,300	0	0	0	0	104,300
Transfer to capital stock due to exercise of warrants	0	20,541	0	(20,541)	0	0	0

Balance, December 31, 2010	13,963,278	$23,647,626	$(24,297,398)	$ 250,939	$ 432,197	$ 0	$ 33,364

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2010	2009	2008

Operating Activities
Net loss	$(451,400)	$(550,218)	$(1,511,761)
Items not involving cash
Realized loss on sale of marketable securities	0	2,101	1,043,609
Gain on sale of mineral property interest	0	0	(54,500)
Write-off of mineral property interests	0	64,256	0

	(451,400)	(483,861)	(522,652)
Changes in non-cash working capital (note 9)	76,218	18,956	(202,243)

Cash Used in Operating Activities	(375,182)	(464,905)	(724,895)

Financing Activity
Issue of common shares and warrants	374,300	518,150	0

Investing Activities
Proceeds from mineral tax credit	1,060	0	0
Proceeds on sale of marketable securities	0	2,400	431,371
Expenditures on mineral property interest	(263)	(63,844)	(21,580)
Option payments received for mineral property	0	0	250,000
Proceeds on sale of mineral property interest	0	0	50,000
Reclamation deposits	0	10,000	0

Cash Provided By (Used in) Investing Activities	797	(51,444)	709,791

Net Inflow (Outflow) of Cash	(85)	1,801	(15,104)
Cash, Beginning of Year	5,158	3,357	18,461

Cash, End of Year	$5,073	$5,158	$3,357

Supplemental Information (note 9)

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading on the CNSX under the symbol “KKO”, and in the USA the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past three fiscal years (2010 - $451,400; 2009 - $550,218; 2008 - $1,511,761) has a deficit of $24,297,398 (2009 - $23,845,998; 2008 - $23,295,780), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

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

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation and warrant valuation, and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.

Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest rate method.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in stockholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

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

(d)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral property interests (Continued)

interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.  All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

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

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposit over the term to maturity.

(h)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to capital stock.

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

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

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

(l)

Future accounting change

International Financial Reporting Standards ("IFRS")

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010. The Company is currently evaluating the impact of the conversion on the Company’s financial statements and is considering accounting policy choices available under IFRS.

4.

FINANCIAL INSTRUMENTS

The Company has classified its cash as held-for-trading; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities.

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.  The fair value of due to related parties cannot be reliably measured as there is no market for such instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

(a)

Credit risk (Continued)

	2010	2009

Bank accounts	$5,073	$5,158

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2010, the Company had accounts payable excluding accrued liabilities of $54,230 (2009 - $20,292), which are due within 30 days, and amounts payable to related parties of $68,920 (2009 - $10,049), which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(iii)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2010. The Company is not exposed to significant interest rate risk.

(iv)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk.

5.

MARKETABLE SECURITIES

Pursuant to a Property Purchase Agreement in 2008, the Company acquired 25,000 common shares of Coniagas Resources Ltd. at a total acquisition cost of $4,501. During 2009, the Company sold the shares for total proceeds of $2,400 with a realized loss on disposition of $2,101.

During 2008, the Company sold 7,564,000 common shares of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a publicly traded company related by certain common officers and directors, for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 was in 2006 and the remainder was in 2008.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS

	Extra High Property	Hope Creek Property	Total

Balance, December 31, 2007	$378,369	$0	$378,369

Acquisition costs	0	1,500	1,500
Geological, geochemical, trenching and drilling	21,514	68,654	90,168

Total expenditures	21,514	70,154	91,668

Property option payments	(250,000)	0	(250,000)
Mineral exploration tax credit	0	(7,178)	(7,178)

Balance, December 31, 2008	149,883	62,976	212,859

Geological, geochemical, trenching and drilling	1,194	2,340	3,534
Mineral exploration tax credit	0	(1,060)	(1,060)
Write-offs	0	(64,256)	(64,256)

Balance, December 31, 2009	151,077	0	151,077

Geological, geochemical, trenching and drilling	263	0	263

Balance, December 31, 2010	$151,340	$0	$151,340

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, NSR can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement  (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest in the Extra High Property.  Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Investment in the Extra High Property consists of costs incurred as follows:

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

	2010	2009	2008	Cumulative to 2010

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	263	1,194	21,514	431,160
Colt property option payments	0	0	(250,000)	(443,770)

	$263	$1,194	$(228,486)	$151,340

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement in respect to certain mineral claims, which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). The Company obtained the right to acquire a 100% undivided interest, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company issued 2,000 common shares (note 7(b)) and incurred $68,654 in exploration expenditures. The $90,000 staged cash payments were optional and were payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in 2008 ($7,178) and 2009 ($1,060) for exploration expenses incurred on the propery. These amounts were applied against expenditures incurred on this property.

On October 14, 2009, the Company decided to abandon the property and has written it off.

	2010	2009	2008	Cumulative to 2010

Acquisition (property option payments)	$0	$0	$1,500	$1,500
Geological and geochemical	0	2,340	68,654	70,994
Mineral exploration tax credit	0	(1,060)	(7,178)	(8,238)
Abandonment of property	0	(64,256)	0	(64,256)

	$0	$(62,976)	$62,976	$0

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (Continued)

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) for gross proceeds of $54,500. These properties were previously written-off at the end of fiscal 2000. However, the Company retains a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

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

Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

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

7.

 CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

During 2010, the Company entered into a Non-Brokered Private Placement Financing Agreement and issued an aggregate of 4,500,000 units for total proceeds of $270,000 of which $180,814 was allocated to shares and $89,186 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the relative fair value method. The value of the warrants was calculated using the Black-Scholes method and the following weighted

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

average assumptions: risk-free interest rate: 1.51%; expected dividend yield: 0%; expected stock price volatility: 100%; expected life in years: 2.0.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

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

(c)

Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2008	0	$ 0.00
Issued	7,325,333	$ 0.10

Balance, December 31, 2009	7,325,333	$ 0.10
Issued	4,500,000	$ 0.10
Exercised	(1,043,000)	$ 0.10

Balance, December 31, 2010	10,782,333	$ 0.10

At December 31, 2010 and 2009, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2010	2009

July 3, 2011	$0.10	3,967,000	4,000,000
July 29, 2011	$0.10	1,140,000	1,140,000
September 3, 2011	$0.10	102,000	102,000
March 11, 2012	$0.10	440,000	0
April 16, 2012	$0.10	550,000	0

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

7.

CAPITAL STOCK (Continued)

(c)

Warrants (Continued)

May 4, 2012	$0.10	500,000	0
August 16, 2012	$0.10	2,000,000	0
December 2, 2014	$0.10	2,000,000	2,000,000
December 22, 2014	$0.10	83,333	83,333

Balance, December 31,	$0.10	10,782,333	7,325,333

(d)

Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2009 and 2008	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance December 31, 2010	164,242	$1.25

The weighted average remaining contractual life is 0.45 years.

At December 31, 2010 and 2009, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2010	2009

June 15, 2011	$1.25	164,242	178,242

8.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due to (from) related parties are unsecured and are payable on demand.

The Company shares office space and certain employees with Las Vegas.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (Continued)

	2010	2009

Payable to directors	$46,793	$9,048
Office and other expenses charged by Las Vegas	17,906	1,301
Rent charged by Las Vegas	4,221	315
Other expenses paid for by Colt	0	(615)

	$68,920	$10,049

Related party transactions not otherwise disclosed during the year:

(a)

Geological services of $198 (2009 - $4,317; 2008 - $68,444) were provided by a company owned by a former director.

(b)

Pursuant to a Management Services Agreement with Kalpakian Bros. of B.C. Ltd., the total amount for management fees was $320,000 during the year ended December 31, 2010 (2009 - $360,000; 2008 - $360,000). Kalpakian Bros. of B.C. Ltd is owned by Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.

(c)

Paid to/from the Company

The Company charged Las Vegas for its share of:

(i)

other expenses paid on behalf of Las Vegas of $2,575 (2009 - $2,575; 2008 - $3,950);

Las Vegas charged the Company for its share of:

(ii)

office expenses of $14,400 (2009 - $14,400; 2008 - $14,400);

(iii)

rent of $3,600 (2009 - $3,600; 2008 - $3,600); and

(iv)

other expenses paid on behalf of the Company of $981 (2009 - $1,247; 2008 - $2,563);

The Company charged Colt for its share of:

(v)

certain expenses of $nil (2009 - $615; 2008 - $11,340);

Colt charged the Company for its share of:

(vi)

certain expenses paid on behalf of Colt of $nil (2009 - $nil; 2008 - $255);

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“TRI”) a company formerly related by certain common directors, was charged by the Company for its share of:

(vii)

certain expenses paid on behalf of TRI of $nil (2009 - $2,275; 2008 - $2,195); and

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (Continued)

(c)

Paid to/from the Company (Continued)

Giyani Gold Corp (formerly 99 Capital Inc.) (“Giyani”), a company formerly related by certain common directors, was charged by the Company for its share of:

(viii)

certain expenses paid on behalf of Giyani of $3,175 (2009 - $nil; 2008 - $nil).

9.

CHANGES IN NON-CASH WORKING CAPITAL

	2010	2009	2008

Other receivables	$(7,484)	$3,340	$6,422
Receivable from related parties	0	0	71,722
Accounts payable and accrued liabilities	24,831	36,994	(284,085)
Due to related parties	58,871	(21,378)	3,698

	$76,218	$18,956	$(202,243)

Supplemental information

Non-cash operating, financing and investing activities
Interest paid	$0	$0	$0
Income taxes paid	$0	$0	$0
Mineral property costs included in accounts payable	$0	$0	$67,488
Mineral property costs included in mineral exploration tax credit receivable	$0	$(1,060)	$(7,178)
Common shares issued for mineral property interest (Hope Creek property)	$0	$0	$1,500
Shares received for sale of Ontario Lithium Properties (Mineral Leases)	$0	$0	$4,500

10.

INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to income tax expense is as follows:

	2010	2009	2008

Income tax expense (benefit) computed at Canadian statutory rates	$(128,649)	(165,065)	$(468,646)
Tax effect of expenses that are not deductible for income tax purposes	(873)	18,987	304,104
Change in timing differences	766	96,811	67,914
Effect of change in tax rate	15,906	75,552	(12,481)
Change in valuation allowance	112,850	(26,285)	109,109

Future income tax expense (recovery)	$0	$0	$0

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

10.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying the enacted corporate income tax rates:

	2010	2009

Future income tax assets	25%	25%
Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral resource property interests	$626,207	$626,207
Excess of undepreciated capital cost over carrying value of fixed assets	162,595	162,595
Share issuance costs	919	1,685
Non-refundable mining investment tax credits	7,425	7,425
Non-capital losses carried forward	478,113	364,497
Capital losses carried forward	248,412	248,412

Future income tax assets	1,523,671	1,410,821
Valuation allowance for future income tax assets	(1,523,671)	(1,410,821)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has available approximate non-capital losses of $1,808,260, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2027	$560,584
2028	305,980
2029	486,925
2030	454,771

$1,808,260

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely.

The Company has available resource-related deductions of approximately $2,439,000 that may be carried forward indefinitely.

11.

COMMITMENT

The Company has a management services agreement (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company.  The remuneration for the services provided was $30,000 plus HST per month.  The Agreement expired on October 31, 2010.  Effective November 1, 2010, the Company and Kalpakian Bros. amended the Agreement by means of an Addendum whereby the remuneration payable to Kalpakian Bros. has been reduced to $10,000 per month plus HST.  The Agreement is renewable on an annual

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

11.

COMMITMENT (Continued)

basis, and either party may terminate the Agreement at any time by giving three months’ notice to the other party.

12.

CAPITAL DISCLOSURES

The Company considers its capital under management to be comprised of stockholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES

(a)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

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

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(b)

Recent US accounting pronouncements

(i)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 applicable to FASB ASC 820-10, “Improving Disclosures about Fair Value Measurements”. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2009. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s results of operations, cash flows or financial position.

(ii)

In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements”. The amendment removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements. SEC filers are still required to evaluate subsequent events through the date that the financial statements are issued. ASU No. 2010-09 was effective upon issuance and had no material impact on the Company’s financial statements or disclosures.

(iii)

In February 2010, the FASB issued ASU No. 2010-08, “Technical Corrections to Various Topics”. The amendments effectively eliminate certain inconsistencies and outdated provisions in various topics under US GAAP to provide further clarification on the FASB’s original intent. ASU No. 2010-08 is effective for year’s beginning after December 15, 2009. The amendments are generally non-substantive in nature and have not resulted in significant or pervasive changes to our previous accounting assessments of the relevant accounting standards which are considered under ASU No. 2010-08.

(c)

Future US accounting pronouncement

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.  ASC No. 718, Compensation – Stock Compensation”, provides guidance on whether share-based payments should be classified as either equity or a liability. Under this section, share-based payment awards that contain conditions which are not market, performance or service conditions are classified as liabilities. The updated guidance clarifies that an employee share-based payment award, with an exercise price denominated in the currency of a market in which

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(c)

Future US accounting pronouncement (Continued)

substantial portion of the entity’s equity securities trade and which differs from the functional currency of the employer entity or payroll currency of the employee, are not considered to contain a condition that is not a market, performance or service condition. As such, these awards are classified as equity. ASU No. 2010-13 is effective for fiscal years and interim periods beginning on or after December 15, 2010. The cumulative effect of adopting this guidance should be applied to the opening balance of retained earnings. The Company is assessing the potential impact of adopting ASU No. 2010-13.

(d)

Reconciliation to US GAAP

	2010	2009

Total Assets for Canadian GAAP	$168,807	$162,205
Write-off of mineral properties under US GAAP	(151,340)	(151,077)

Total Assets for US GAAP	$17,467	$11,128

Total Liabilities for Canadian GAAP and US GAAP	$135,443	$51,741

Total Stockholders’ Equity for Canadian GAAP	33,364	110,464
Adjustment decreasing total equity
Change in mineral property	(151,340)	(151,077)

Total Stockholders’ Deficiency for US GAAP	(117,976)	(40,613)

Total Liabilities and Stockholders’ Deficiency for US GAAP	$17,467	$11,128

	2010	2009	2008

Net Loss for Canadian GAAP	$ (451,400)	$ (550,218)	$ (1,511,761)
Adjustments increasing net income (loss)
Gain from mineral property option payments	0	0	250,000
US GAAP adjustment for mineral expenditures	(263)	60,282	(82,990)

Net Loss for US GAAP	$ (451,663)	$ (489,936)	$ (1,344,751)

	2010	2009	2008

Loss per common share
Canadian GAAP – Basic and diluted	$(0.04)	$(0.15)	$(1.38)
US GAAP – Basic and diluted	$(0.04)	$(0.13)	$(1.23)

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(d)

Reconciliation to US GAAP (Continued)

	2010	2009	2008

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,646,293	$ 23,341,971	$ 23,006,115
Cumulative adjustment for stock-based compensation	684,469	614,491	432,197
Cumulative adjustment for future income tax recovery	126,014	126,014	126,014

Total Common Shares and Additional Paid-in Capital for US GAAP	24,456,776	24,082,476	23,564,326

Total Contributed Surplus for Canadian GAAP	684,469	614,491	432,197
Cumulative adjustment for stock-based compensation	(684,469)	(614,491)	(432,197)

Total Contributed Surplus for US GAAP	0	0	0

Total Other Comprehensive Income for Canadian GAAP and US GAAP	0	0	(1,251)

Total Deficit for Canadian GAAP	(24,297,398)	(23,845,998)	(23,295,780)
Cumulative adjustment for US GAAP	(277,354)	(277,091)	(337,373)

Total Deficit for US GAAP	(24,574,752)	(24,123,089)	(23,633,153)

Total Stockholders’ Deficiency - US GAAP	$ (117,976)	$ (40,613)	$ (70,078)

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital and transferred to capital stock once the option is exercised.

KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GAAP AND PRACTICES (Continued)

(e)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2010	2009	2008

Cash used in operating activities for Canadian GAAP	$(375,182)	$(464,905)	$(724,895)
US GAAP adjustment for mineral expenditures	(263)	(69,962)	(151,578)

Cash used in operating activities for US GAAP	$(375,445)	$(534,867)	$(876,473)

Cash provided by (used in) investing activities for Canadian GAAP	$797	$(51,444)	$709,791
US GAAP adjustment for mineral expenditures	263	69,962	151,578

Cash provided by investing activities for US GAAP	$1,060	$18,518	$861,369

14.

SUBSEQUENT EVENTS

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and has issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued are subject to a hold period expiring on August 2, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and has issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued are subject to a hold period expiring on August 16, 2011.

Exhibit 99.1*
KOKOMO ENTERPRISES INC.
MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I
December 31, 2010
Amount at Which
Name of Issuer and Title of	Number of			The Portfolio is
Issuer	Shares/Principal	Costs	Market Value	Carried in the
	Amount of Bonds			Books
Nil	Nil	Nil	Nil	Nil

Exhibit 99.2*

KOKOMO ENTERPRISES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor		Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2010	$
Las Vegas From Home. com Entertainment Inc.		(1,616)	(20,511)	0	0	(22,127)
J. Wayne Murton (geological services)		0	(277)	277	0	0
Colt Resources Inc.		615	0	(615)	0	0
Bedo H. Kalpakian		(3,035)	(15)	3,050	0	0
Jacob H. Kalpakian		(6,013)	(49,400)	28,621	0	(26,792)

2009	$
Las Vegas From Home. com Entertainment Inc.		(1,575)	(1,616)	1,575	0	(1,616)
J. Wayne Murton (geological services)		(29,647)	0	29,647	0	0
Colt Resources Inc.		(205)	615	205	0	615
Bedo H. Kalpakian		0	(3,035)	0	0	(3,035)
Jacob H. Kalpakian		0	(6,013)	0	0	(6,013)

2008	$
Las Vegas From Home. com Entertainment Inc.		0	(1,575)	0	0	(1,575)
J. Wayne Murton (geological services)		0	(29,647)	0	0	(29,647)
Colt Resources Inc.		71,723	(205)	(71,723)	0	(205)

Exhibit 99.3*

KOKOMO ENTERPRISES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

 Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2010
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

I, Bedo H. Kalpakian, certify that:

1.

I have reviewed this Annual Report on Form 20-F (2010) of Kokomo Enterprises Inc.

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

Date:  June 16, 2011

   “Bedo H. Kalpakian”

________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kokomo Enterprises Inc., (the "Company") on Form 20F for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 16th day of June, 2011

Kokomo Enterprises Inc.

     “Bedo H. Kalpakian”
_____________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2010) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOKOMO ENTERPRISES INC.

“Bedo H. Kalpakian”

                                                                           Bedo H. Kalpakian

 Chief Executive Officer and

 Chief Financial Officer

Dated this 16th day of June, 2011.