Form 20-F
period 2011-12-31
Kokomo Enterprises Inc.
filed 2012-04-30
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM   20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:  _______

Commission file number      016353

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  16,575,278 as of December 31, 2011.  No preferred shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐    No ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)
Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☒

KOKOMO ENTERPRISES INC.

FORM 20-F ANNUAL REPORT 2011

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of Kokomo Enterprises Inc. (hereinafter referred to as the “Company” or the “Registrant” or “Kokomo”).  The financial data under the tables 2007, 2008 and 2009 have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) and the financial data under 2010 and 2011 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.  On April 16, 2009, the Company’s share capital was consolidated on the basis of twenty-five old for one-new common share.  All common shares and per share amounts included in this Annual Report on Form 20-F (2011) have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 as described in Results of Operations in Item 4.(a) of this document..

TABLE I

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Operating Revenue	$0	0	0	0	0
Interest Income	$0	27	270	605	822
Net Income (loss)	$(483,413)	(451,400)	(550,218)	(1,511,761)	(676,166)
Basic net earnings/(loss) per common share	$(0.03)	(0.04)	(0.15)	(1.38)	(0.73)
Total Assets	$3,140	168,807	162,205	244,894	1,476,545
Capital Stock	$24,117,881	23,866,681	23,492,381	23,006,115	23,004,615
Number of common shares at year-end	16,575,278	13,963,278	8,420,278	1,094,945	1,092,945
Long term-obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Note:  All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4. of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
December 2011	0.9905	0.9619
(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2011	For Year Ended December 31, 2010	For Year Ended December 31, 2009	For Year Ended December 31, 2008	For Year Ended December 31, 2007
Average rate ($)(2)	1.0110	0.9706	0.8760	0.9381	0.9303
High ($)(3)	1.0607	1.0054	0.9470	1.0241	1.0852
Low ($)(3)	0.9480	0.9307	0.7916	0.7731	0.8435
(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.
(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency.  Accordingly, at the closing on December 31, 2011, the U.S. $1.00 was equal to Cdn $1.0170.

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

- Penny Stock:  The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act.  The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market.  Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq.  The Company's securities are quoted for trading on the OTCQB tier of the OTC Markets Group (“OTCQB”).  Penny Stocks, such as the Company's securities, can be very risky.  Prices of Penny Stocks are often not available.  Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock.  Investors may lose all their investment in Penny Stocks.  There is no guaranteed rate of return on Penny Stocks.  Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the "bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade.  The firm also must mail a confirmation of these prices to the investor after the trade.  The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock.  This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks.  Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following:  1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade.  In addition, to these items listed above the investor's brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

- Disruption in Trading:  Trading in the common shares of the Company may be halted or suspended for certain reasons, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities in the time periods required.

2). RISKS RELATED TO THE COMPANY’S INVESTMENTS

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totaling $150,000 and incurring exploration expenditures on the Extra High Property totaling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”) , a company formerly related by certain common officers and directors, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company. On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.  Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

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

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company has recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1.  If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

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

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988.  On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board and are now listed for trading on the OTCQB tier of the OTC Markets Group Inc (“OTCQB).  Effective November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the “CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share.  On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share.  On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was increased to an unlimited number of common and preferred shares without par value.  On March 19, 2007, the Company subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board and are now listed for trading on the OTCQB  in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly known as the Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”.  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company’s share capital was consolidated on the basis of 25 (old) shares for 1 (new) share basis.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board and are now listed for trading on the OTCQB under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

The Company was previously registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada in order to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims.  The Company participated in the tender, however, due to delays in being granted a Special License, the Company withdrew its participation from the tender and the Company decided not to renew its registration as an extra-provincially registered company under the Corporations Regulations Act in the Province of Nova Scotia, Canada.

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

The Registrar and Transfer Agent of the Company is Computershare Investor Services Inc, 510 Burrard Street, Vancouver, BC , Canada V6C 3B9.  The telefax number is (604) 661-9407.

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

Kokomo is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000825171&owner=exclude&count=40 will give you direct access to the Company’s filings.

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

On September 8, 2006, the Company entered into an Option Agreement (Exhibit 10.11 – Incorporated by reference) with Colt Resources Inc. (“Colt”), a company formerly related by certain directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

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

As at December 31, 2009, 2010 and 2011, the Company held a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company has recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1.  If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	2011	2010	2009	Cumulative to 2011
Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	263	1,194	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	(151,339)	0	0	(151,339)
	$(151,339)	$263	$1,194	$1

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

II.	Ontario, Canada Lithium Properties (Mineral Leases)

These Mineral Leases were previously written off at the end of fiscal 2000.  During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A.  Results of Operations

The following table contains selected annual information for the two years ended December 31, 2011 and 2010 which are in accordance with IFRS and selected annual information for the year ended December 31, 2009 which are in accordance with Canadian GAAP:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenue	$0	0	0
Interest income	0	27	270
Loss before other items	(332,074)	(451,427)	(484,131)
Basic and diluted loss per common share before other items	(0.02)	(0.04)	(0.13)
Net income/(loss)	(483,413)	(451,400)	(550,218)
Basic and diluted net earnings/(loss) per common share	(0.03)	(0.04)	(0.15)
Total assets	3,140	168,807	162,205
Long term financial obligations	0	0	0
Cash dividends	0	0	0

Note:  All common shares and per share amounts included in the above table  for the years ended December 31, 2011, 2010 and 2009 have been restated to give retroactive effect to the 25:1 consolidation described in Information on the Company under Item 4. of this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding as shown in the Annual Statements of Comprehensive Loss for the above mentioned periods.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2011:-

•
The Company’s operating expenses were $332,074 as compared to $451,427 during the corresponding period in 2010 and as compared to $484,131 during the corresponding period in 2009.  The reduction in Management fees contributed to the reduction in operating expenses during the year ended December 31, 2011.

•	The Company realized a loss before other items of $332,074 as compared to $451,427 during the corresponding period in 2010 as compared to $484,131 during the corresponding period in 2009.

•
The Company recorded a net loss of $483,413 as compared to a net loss of $451,400 during the corresponding period in 2010 as compared to a net loss of $550,218 during the corresponding period in 2009.  The impairment of mineral property interests in the amount of $151,339 contributed to the increase of the net loss during the year ended December 31, 2011.

•
The basic and diluted loss per common share was $0.03 as compared to a basic and diluted loss per share of $0.04 during the corresponding period in 2010 and as compared to a basic and diluted loss per common share of $0.15 during the corresponding period in 2009.

•	The Company’s total assets were $3,140 as compared to $168,807 during the corresponding period in 2010 and as compared to $162,205 during the corresponding period in 2009.

•
The Company had a working capital deficiency of $188,850 as compared to a working capital deficiency of $117,976 during the corresponding period of 2010 and as compared to a working capital deficiency of $40,613 during the corresponding period in 2009.

•
The Company’s weighted average number of common shares outstanding was 15,527,451 as compared to 11,270,527 during the corresponding period in 2010 and as compared to 3,776,899 during the corresponding period in 2009.

The Company is presently not a party to any legal proceedings whatsoever.

During 2011, a total of 1,512,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $151,200.

During 2011, a total of 3,697,000 share purchase warrants exercisable at $0.10 per warrant share which were attached to certain units issued in 2009 expired unexercised.  Subsequently, on March 11, 2012, a total of 440,000 share purchase warrants exercisable at $0.10 per share expired unexercised and on April 16, 2012, a total of 550,000 share purchase warrants exercisable at $0.10 per share expired unexercised .

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011.  The Company issued a total of 100,000 units of the Company’s securities at $0.10 per unit for gross proceeds to the Company of $10,000.  Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.15 until May 10, 2013.  The securities issued were subject to a hold period which expired on September 11, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued were subject to a hold period which expired on August 16, 2011.

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued were subject to a hold period which expired on August 2, 2011.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 4,500,000 Units of the securities of the Company to various investors at the price of $0.06 per Unit for total proceeds to the Company of $270,000 all of which was allocated to capital stock. Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.

During 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors for total proceeds to the Company of $518,150 of which $486,267 was allocated to common shares and $31,883 was allocated to warrants.  Each Unit consisted of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitled the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date.

The Company finances its exploration programs through the issuance of flow-through common shares.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004.  The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference).  The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on June 16, 2011.

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2011 Notice of Annual General Meeting (Exhibit 17 - Incorporated by reference) which has been filed on Sedar.

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

On April 16, 2009, the Company changed its name from Zab Resources Inc. to Kokomo Enterprises Inc. and its share capital was consolidated on the basis of 25 (old) shares for 1 (new) share basis (Exhibit 3.4 - Incorporated by reference).  As a result, the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board and now listed under OTCQB tier of the OTC Markets Group under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

At the Annual General Meeting of the Company’s shareholders which was held on June 16, 2011, the shareholders received the Audited Financial Statements for the year ended December 31, 2010 and 2009 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

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

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”) (see Exhibit 10.23* - Attached).  Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years.  Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 3,000,000 common shares of the Company and to make additional payments totaling $1,000,000.   In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011. During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group.  However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company decided to abandon this project.

Costs incurred in respect to the Arqueana Property are as follows:

2011
Due Diligence Report	$37,492
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	13,326
Miscellaneous	2,608
$64,928

As at December 31, 2011, the Company has written-off the costs that it has incurred in respect to the Arqueana Property.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) (see Exhibit 10.24* - Attached) for a period of four months for a cash consideration of US $750 and the granting of 120,000 incentive stock options which are exercisable at the price of $0.15 per common share which expire on June 1, 2012 (see Exhibit 10.25* - Attached).  In the event that the Arm’s Length Party does not exercise its incentive stock options by the expiry date, then the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party (see Exhibit 10.26* - Attached).

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total Revenues	$0	0	0	0
Loss before other items	(145,825)	(58,644)	(76,440)	(51,165)
Loss per common share before other items	(0.01)	(0.00)	(0.00)	(0.00)
Earnings / (loss) for the period	(297,164)	(58,644)	(76,440)	(51,165)
Basic earnings /(loss) per common share	(0.02)	(0.00)	(0.00)	(0.00)

For the Quarterly Periods ended:	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Total Revenues	$0	0	0	0
Loss before other items	(99,552)	(117,169)	(125,537)	(109,169)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Earnings / (loss) for the period	(99,544)	(117,413)	(125,274)	(109,169)
Basic earnings / (loss) per common share	(0.01)	(0.01)	(0.01)	(0.01)

Note: Earnings (loss) per common share calculations in the above tables are based on the weighted average number of common shares outstanding for the periods and which have been restated to give retroactive effect to the 25:1 consolidation described in the Information on the Company under Item 4. of this Annual Report.  All the figures covered by all the quarterly periods are prepared in accordance with IFRS.

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

During 2012, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

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

During 2011, a total of 1,512,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $151,200.

During 2011, a total of 3,697,000 share purchase warrants exercisable at $0.10 per warrant share which were attached to certain units issued in 2009 expired unexercised.  Subsequently, on March 11, 2012, a total of 440,000 share purchase warrants exercisable at $0.10 per share expired unexercised and on April 16, 2012, a total of 550,000 share purchase warrants exercisable at $0.10 per share expired unexercised .

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011.  The Company issued a total of 100,000 units of the Company’s securities at $0.10 per unit for gross proceeds to the Company of $10,000.  Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.15 until May 10, 2013.  The securities issued were subject to a hold period which expired on September 11, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued were subject to a hold period which expired on August 16, 2011.

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued were subject to a hold period which expired on August 2, 2011.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 4,500,000 Units of the securities of the Company to various investors at the price of $0.06 per Unit for total proceeds to the Company of $270,000 all of which was allocated to capital stock. Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

During 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors for total proceeds to the Company of $518,150 of which $486,267 was allocated to common shares and $31,883 was allocated to warrants.  Each Unit consisted of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Of the 7,325,333 units sold, 5,242,000 share purchase warrants entitled the holders to purchase one common share at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  As of the date of this Annual Report, the Company has expended on its Canadian mineral properties all funds received by the Company through the issuance of flow-through common shares.

During the twelve months period ended December 30, 2011, there were no stock options granted to Directors, Officers and Employees.  On June 15, 2011, a total of 164,242 stock options granted to Directors, Officers, Employees and Consultants exercisable at $1.25 per share expired unexercised.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) (see Exhibit 10.24* - Attached) for a period of four months for a cash consideration of US $750 and the granting of 120,000 incentive stock options which are exercisable at the price of $0.15 per common share which expire on June 1, 2012 (see Exhibit 10.25* - Attached).  In the event that the Arm’s Length Party does not exercise its incentive stock options by the expiry date, then the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party (see Exhibit 10.26* - Attached).  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at December 30, 2011, a total of 120,000 incentive stock options exercisable at $0.15 per share are outstanding (December 31, 2010: $164,242; December 2009: 178,242).  As at December 31, 2011, there were no stock options that were exercised.

If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.

As at December 31, 2011:-

•
The Company‘s total number of issued and outstanding shares were 16,575,278 as compared to 13,963,278  for the corresponding period in 2010 and as compared to 8,420,278 for the corresponding period in 2009.

•	The Company’s total assets were $3,140 as compared to $168,807 for the corresponding period in 2010 and as compared to $162,205 for the corresponding period in 2009.

•	The Company’s total liabilities were $191,989 as compared to $135,443 for the corresponding period in 2010 and as compared to $51,741 for the corresponding period in 2009.

•	The Company had $924 in cash as compared to $5,073 in cash for the year ended December 31, 2010 and as compared to $5,158 in cash for the year ended December 31, 2009.

•	HST receivable was $848 as compared to $12,394 for the year ended December 31, 2010 and as compared to $4,910 for the year ended December 31, 2009.

•	Mineral exploration tax credit receivable was $nil as compared to $nil for the year ended December 31, 2010 as compared to $1,060 for the year ended December 31, 2009.

•	Prepaid expenses in the amount of $1,367 as compared to $nil for the year ended December 31, 2010 and as compared to $nil for the year ended December 31, 2009.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2011, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality	Position with	Date of	Principal occupation	Term of Office with
of residence	the Registrant	Birth		the Registrant

Bedo H. Kalpakian*	President,	May 14,	Vice President of the Registrant	1984 to 1990
Richmond, B.C.	CEO, CFO and	1946
Canada	Director		President of Registrant	1991 to Present

			CEO & CFO of the Registrant	2004 to Present

			Chairman of Las Vegas From	1991 to Present
Home.com Entertainment Inc.
(“LVFH”)

			CFO of LVFH	2004 to Present

			Director of NY85 Capital Inc.	2010 to Present

			Director of Active Growth	Nov 2010 to
			Capital Inc.	July 2011

			CFO & Chairman of Giyani	November 2009 to
			Gold Corp.	June 2010

			CFO & Secretary of	July 2005 to
			Touchdown Resources Inc.	November 2009

			President & CEO of First	2005 to 2009
Lithium Resources Inc.

			President & CEO of Colt	2007 to 2008
Resources Inc.

Jacob H. Kalpakian	Vice President	October 18,	Vice President of Registrant;	1991 to Present
Vancouver, B.C.	and Director	1968
Canada			President of LVFH	1991 to Present
			CEO of LVFH	2004 to Present

			CEO, CFO & Secretary of Big	2011 to Present
Mojo Capital Inc.

			NY85 Capital Inc.	2010 to Present

			President of Active Growth	Nov 2010 to
			Capital Inc. and	June 2011
			Director	July 2011

			CEO & President of Giyani	November 2009 to
			Gold Corp.	June 2010

			Vice President, CFO &	July 2005 to
			Secretary of First Lithium	2009
Resources Inc.

			President, CEO & CFO of	2005 to 2009
Touchdown Capital Inc.

			Vice President of Colt	2007 to 2008
Resources Inc.

Gregory T. McFarlane*	Director	November	Director of the Registrant and	1992 to Present
Las Vegas, NV, USA		13, 1968	Las Vegas From Home.com
Entertainment Inc.; Principal of
McFarlane Media, LLC (2005)

Fred A.C. Tejada*	Director	August 1,	Director of the Registrant	December 2009 to
Surrey, B.C. Canada		1958		Present

			President of Tirex Resources	October 2011 to
			Inc.	Present

			Vice President Operations and	June 2011 to
			Exploration of Tirex Resources	October 2011

Vice President Exploration of
			Panoro Minerals Ltd.	July 2007 to June
2011
Maria P. Arenas	Corporate	September	Corporate Secretary of the	2008 to Present
Surrey, B.C. Canada	Secretary	29, 1969	Registrant

			Corporate Secretary of LVFH	2008 to Present
*Members of the Company’s audit committee.

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

In the past, the Company hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a former director of the Company.  For the twelve month period ended December 31, 2011, J. W. Murton & Associates has provided geological services to the Company in the amount of $nil (2010: $198) (2009: $4,317) plus GST/HST.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference).  (the “Management Services Agreement”), the total amount for Management Fees was $120,000 during the twelve months period ended December 31, 2011 (December 31, 2010:  $320,000; December 31, 2009: $360,000).  In February 2012, the Management Services Agreement was amended (See Exhibit 10.4.3 * - Attached) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended (See Exhibit 10.4.4 * - Attached) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

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

During the twelve months period ended December 31, 2011 and up to and including the date of this Annual Report there were no stock options granted to Directors, Officers and Employees.  On June 15, 2011, a total of 164,242 stock options granted to Directors, Officers, Employees and Consultants exercisable at $1.25 per share expired unexercised.

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

6.C.2.  Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $120,000 during the twelve months period ended December 31, 2011 (December 31, 2010:  $320,000; December 31, 2009: $360,000).  In February 2012, the Management Services Agreement was amended (See Exhibit 10.4.3 * - Attached) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced  from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended (See Exhibit 10.4.4 * - Attached) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which was held on June 16, 2011.  The Information Circular (Exhibit 17 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E.  Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2011 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	428,752 (directly) 5,400,133 (indirectly)(1)	35%
Jacob H. Kalpakian Vancouver, BC, Canada	468,920 (directly) 5,471,133 (indirectly)(2)	36%
Gregory T. McFarlane Las Vegas, Nevada, USA	11,342 direct	0.07%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	51,500 direct	0.31%
Notes:*              Based on 16,575,278 issued and outstanding common shares as of December 31, 2011.

(1)	Of these common shares, 4,977,133 are held by Kalpakian Bros. of B.C. Ltd., 270,000 are held by BHK Management Inc. and 153,000 are held by a family member.
(2)	Of these common shares, 4,977,133 are held by Kalpakian Bros. of B.C. Ltd., 270,000 are held by 30 Rock Management Inc. and 224,000 are held by a family member.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2010 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	428,752 (directly) 6,771,133 (indirectly)(1)	51.56%
Jacob H. Kalpakian Vancouver, BC, Canada	468,920 (directly) 6,700,133 (indirectly)(2)	51.34%
Gregory T. McFarlane Las Vegas, Nevada, USA	11,342 direct	0.08%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	38,000 direct	0.27%
Notes:*              Based on 13,963,278 issued and outstanding common shares as of December 31, 2010.

(1)	Of these common shares, 3,267,133 are held by Kalpakian Bros. of B.C. Ltd., 270,000 are held by BHK Management Inc. and 153,000 are held by a family member.
(2)	Of these common shares, 3,267,133 are held by Kalpakian Bros. of B.C. Ltd., 270,000 are held by 30 Rock Management Inc. and 224,000 are held by a family member.
(3)	Kalpakian Bros. of B.C. Ltd.. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2009, are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	428,752 direct 2,488,133 (indirect) (1)	34.64%
Jacob H. Kalpakian Vancouver, BC, Canada	468,920 direct 2,559,133 (indirect) (1)	35.96%
Gregory T. McFarlane Las Vegas, Nevada, USA	11,342 direct	1.03%
J. Wayne Murton Kelowna, BC, Canada	18,390 direct	1.67%
Maria P. Arenas Surrey, BC, Canada	14,000 direct	0.17%

Notes:*  Based on 8,420,278 issued and outstanding common shares as of December 31, 2009.

(1)	Of these common shares, 2,065,133 are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders with equal ownership, 270,000 are held by BHK Management Inc., a company controlled by Bedo H. Kalpakian and 153,000 are held by a family member of Bedo H. Kalpakian .
(2)	Of these common shares, 2,065,133 are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders with equal ownership, 270,000 are held by 30 Rock Management Inc., a company controlled by Jacob H. Kalpakian and 224,000 are held by the spouse of Jacob H. Kalpakian .

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which took place on June 16, 2011 (Exhibit 17 - Incorporated by reference.  Furthermore, the Shareholders of the Company will be asked to re-approve the 2004 Stock Option Plan at the Company’s next Annual General Meeting which is scheduled to take place on June 20, 2012.

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During the twelve months period ended December 31, 2011 and up to and including the date of this Annual Report there were no stock options granted to Directors, Officers and Employees.  On June 15, 2011, a total of 164,242 stock options granted to Directors, Officers, Employees and Consultants exercisable at $1.25 per share expired unexercised.  Pursuant to an Investor Relations Agreement with an Arm’s Length Party in Germany (see Exhibit 10.24* - Attached) the Company has granted 120,000 incentive stock options which are exercisable at $0.15 per common share and which expire on June 1, 2012 (see Exhibit 10.25* - Attached).

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

As at December 31, 2011, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	6,791,805 (1)	41%

(1)
Of these shares, 428,752 common shares are held by Bedo H. Kalpakian directly, 468,920 common shares are held by Jacob H. Kalpakian directly, 5,517,133 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 377,000 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian. *    Based on 16,575,278 issued and outstanding common shares as of December 31, 2011.

As at December 31, 2010, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	8,091,805(1)	57.95%

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

As at December 31, 2009, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder And Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian, Vancouver, BC	3,879,805(1)	46.07%

(1)
Of these common shares, 2,065,133 are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders with equal ownership, 270,000 are held by BHK Management Inc., a company controlled by Bedo H. Kalpakian, 270,000 are held by 30 Rock Management Inc., a company controlled by Jacob H. Kalpakian and 377,000 are held by family members of Bedo and Jacob Kalpakian .

*	Based on 8,420,278 , issued and outstanding common shares as of December 31, 2009.

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

7.A.2.  As of December 31, 2011, the Company had 16,575,278 issued and outstanding common shares.  The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 297,664 outstanding common shares and 7 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Item 7.B. Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus GST or HST per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at December 31, 2011, Las Vegas charged the Company for its share of (i) office expense of $14,400 (2010 - $14,400; 2009 - $14,400); (ii) rent of $3,600 (2010 - $3,600; 2009 - $3,600) and iii) other expenses paid on behalf of the Company of $11,092 (2010 - $981; 2009 - $1,247);

The Company charged Las Vegas for its share of other expenses paid on behalf of Las Vegas of $2,686 (2010 - $2,575; 2009 - $2,575;

Las Vegas is related to the Company by virtue of the fact that Las Vegas’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Active Growth Capital Inc.  (“Active Growth”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was a director of Active Growth from November 2010 up to July 2011, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Active growth from November 2010 up to June 2011 and a director until July 2011. For the twelve months period ended December 31, 2011, Active Growth was charged by the Company for its share of certain expenses paid by the Company on behalf of Active Growth of $3,506 (2010: $Nil; 2009: $Nil).

Giyani Gold Corp. (formerly 99 Capital Corporation) (“Giyani”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was the Chairman and CFO of Giyani from November 2009 up to June 2010, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Giyani from November 2009 up to June 2010.  For the twelve months period ended December 31, 2011, Giyani was charged by the Company for its share of certain expenses paid by the Company on behalf of Giyani of $Nil (2010: $3,175; 2009: $Nil)

Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“Touchdown”) was related to the Company by virtue of the fact that the Company’s President, CEO & CFO, namely Bedo H. Kalpakian was a director of Touchdown until June 2010, and the Company’s Vice-President namely Jacob H. Kalpakian was also a director of Touchdown until June 2010.  For the twelve months period ended December 31, 2011, Touchdown was charged by the Company for its share of certain expenses paid by the Company on behalf of Touchdown of $Nil (2010: $Nil; 2009: $2,275).

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $120,000 during the twelve months period ended December 31, 2011 (December 31, 2010 - $320,000; December 31, 2009: $360,000).  In February 2012, the Management Services Agreement was amended (See Exhibit 10.4.3 * - Attached) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced  from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended (See Exhibit 10.4.4 * - Attached) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

Previously, the Company hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by J.W. Murton, a former director of the Company.  For the year ended December 31, 2011, J. W. Murton & Associates has provided geological services to the Company in the amount of $Nil (December 31, 2010: $198; December 31, 2009: $4,317).

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt Resources Inc. (“Colt”); this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Item 4.D – I.)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (the “2008 Option Agreement”) (see Item 4.D – I). During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 however Colt did not exercise the second tranche of the option.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

-
Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Pink of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Las Vegas and Gregory T. McFarlane is a director of Las Vegas;

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
-
Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada and on the OTCQX of the OTC Markets Group in the U.S.A.  Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;

-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-
First Lithium Resources Inc. (formerly Mountain Capital Inc. (“MCI”) is a public company listed on the TSX Venture Exchange.  J. Wayne Murton is a director and shareholder of MCI.  MCI was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;

-
Touchdown Resources Inc. (formerly Touchdown Capital Inc.) (“Touchdown”) is a public company listed on the TSX Venture Exchange.   Jacob H. Kalpakian and Bedo H. Kalpakian were former directors of Touchdown from July 2005 until June 2010;

-
Giyani Gold Corp (formerly 99 Capital Corporation) (“Giyani”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian and Bedo H. Kalpakian were former officers and directors of Giyani from November 2009 until June 2010;

-
Active Growth Capital Inc. (“Active Growth”) is a public company listed on the TSX Venture Exchange.  Jacob H. Kalpakian was an officer of Active Growth from November 2010 until June 2011 and a director until July 2011, and Bedo H. Kalpakian was a director of Active Growth from November 2010 until July 2011;

-	Big Mojo Capital Inc. (“Big Mojo”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian is a director since October 2010;
-	NY85 Capital Inc. (“NY85”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian are directors since October 2010.

As at December 31, 2011, the Company charged Colt for its share of certain expenses of $nil (2010 - $nil; 2009 - $615).

As at December 31, 2011, Touchdown was charged by the Company for its share of: certain expenses paid on behalf of Toucdhown of $nil (2010 - $nil; 2009 - $2,275).

As at December 31, 2011, Giyani was charged by the Company for its share of certain expenses paid on behalf of Giyani of $nil_(2010 - $3,175; 2009 - $nil).

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Item 8.A.  Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2011, are included in Item 17 of this report.

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

Item 8. B.  Significant Changes

There have been no significant changes in the affairs of the Company since the year ended December 31, 2011.

ITEM 9.  THE  OFFER & LISTING

Item 9.A. (4)  Listing Details

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988.  On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board, now on the OTCQB tier of the OTC Markets Group (“OTCQB”).  Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001. The trading symbol of the Company's common shares when they were listed on the CDNX was "GGG".  During the period commencing from January, 2001, up to July 31, 2001, a total of 373,095 common shares of the Company traded on the CDNX at prices ranging from a high of $0.40 to a low of $0.22.

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share.  On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share.  On May 2, 2002, the Company’s name was changed to Lucky 1 Enterprises Inc. and its share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value.  On January 17, 2005, the Company’s name was changed to Bronx Ventures Inc. and its share capital was consolidated on the basis of thirty-five-old-for-one-new-common share, and its authorized share capital was subsequently increased to an unlimited number of common and preferred shares without par value. Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed, and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board and now listed on the OTCQB in the U.S.A. under the trading symbol “BRXVF”.  On March 19, 2007, the Company changed its name to Zab Resources Inc. and subdivided its stock on a one (1) old for 50 (new) shares basis. As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board and now listed on the OTCQB  in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”.  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”) and the Company’s share capital was consolidated on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTCQB under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTCQB and on the CNSX for the periods indicated.

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2007	0.12	0.03	4,190,549
2008	0.045	0.01	4,084,248
2009	0.06	0.06	109,900
2010	0.20	0.08	124,000
2011	0.1412	0.08	23,326

Two Most Recent Financial Years

Year 2010
Jan 1 – Mar 31	n/a	n/a	0
Apr 1 – Jun 30	n/a	n/a	0
Jul 1 – Sept 30	0.08	0.08	2,000
Oct 1 – Dec 31	0.20	0.09	122,000

Year 2011
Jan 1 – Mar 31	0.08	0.08	8,000
Apr 1 – Jun 30	0.1412	0.1209	18,326
Jul 1 – Sept 30	n/a	n/a	0
Oct 1 – Dec 31	n/a	n/a	0

CNSX
Canadian National Stock Exchange
(formerly CanadianTrading & Quotation System)

 Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2007 (Nov 30 – Dec 31)	0.015	0.015	0
2008	0.06	0.01	5,442,000
2009	0.10	0.01	1,146,244
2010	0.20	0.05	1,207,514
2011	0.20	0.04	1,799,562

Two Most Recent Financial Years

Year 2010
Jan 1 – Mar 31	0.23	0.05	25,010
Apr 1 – Jun 30	0.195	0.075	629,000
Jul 1 – Sep 30	0.11	0.08	194,004
Oct 1 – Dec 31	0.20	0.10	359,500

Year 2011
Jan 1 – Mar 31	0.10	0.085	66,600
Apr 1 – Jun 30	0.20	0.10	135,462
Jul 1 – Sep 30	0.115	0.08	195,500
Oct 1 – Dec 31	0.10	0.04	1,402,000

Item 9.C. Markets

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988.  On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were de-listed from the Nasdaq SmallCap Market.  Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board now the OTCQB tier of the OTC Markets Group.  The current trading symbol of the Company’s common shares on the OTC Bulletin Board is “KKOEF”.  Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange.  On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001.

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly known as the Canadian Trading and Quotation System (“CNQ”))  Canada under the trading symbol “ZABK”.  Effective on October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the
U.S.A. the shares of Kokomo commenced trading on the OTCQB under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective April 16, 2009, the Company’s name was changed to Kokomo Enterprises Inc., its share capital was consolidated on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 16,575,278 common shares are issued and outstanding as of December 31, 2011.  No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common	No. of Preferred	Exercise Price	Expiry Date
as of December 31, 2011	Shares	Shares	per Share

Issued and Outstanding	16,575,278	Nil	N/A	N/A
as at December 31, 2011

	440,000		Cdn $0.10	Mar 11/2012
	550,000		Cdn $0.10	April 16, 2012
	500,000		Cdn $0.10	May 4, 2012
Warrants as at	2,000,000		Cdn $0.10	August 16, 2012
December 31, 2011	500,000	Nil	Cdn $0.15	April 1, 2013
	500,000		Cdn $0.15	April 15, 2013
	100,000		Cdn $0.15	May 10, 2013
	2,000,000		Cdn $0.10	Dec 2/2014
	83,333		Cdn $0.10	Dec 22/2014

Stock Options as at
December 31, 2011	120,000	Nil	Cdn $0.15	June 1, 2012

Fully Diluted as at
December 31, 2011	23,368,611	Nil

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2011, 2010 and 2009:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2009	7,325,333	$ 0.10
Issued	4,500,000	$ 0.10
Exercised	(1,043,000)	$ 0.10

Balance, December 31, 2010	10,782,333	$ 0.10
Issued	1,100,000	$0.15
Expired	(3,697,000)	$0.10
Exercised	(1,512,000)	$0.10
Balance, December 31, 2011	6,673,333	$0.11

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

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2011, 2010 and 2009:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2009	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance, December 31, 2010	164,242	$1.25
Expired	(164,242)	$1.25
Issued	120,000	$0.15
Balance, December 31, 2011	120,000	$0.15

      The weighted average remaining contractual life is 0.50 years.

At December 31, 2011 and 2010, all stock options outstanding were exercisable. All options vested immediately upon grant.

	Exercise	Number of Options
Expiry Date	Price	2011	2010
June 15, 2011	$1.25	0	164,242
June 1, 2012	$0.15	120,000	0
		120,000	164,242

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

	Capital Stock			Reserves
	Common Shares	Amount	Warrants	Options	Deficit	Total Stockholders’ Equity (Deficiency)

Balance, January 1, 2010	8,420,278	$23,492,381	$(23,632,148)	$31,884	$218,347	$110,464
Comprehensive loss for year	0	0	(451,400)	0	0	(451,400)
Private placement, net of issuance costs	4,500,000	270,000	0	0	0	270,000
Warrants exercised	1,043,000	104,300	0	0	0	104,300
Expiry of options	0	0	17,150	0	(17,150)	0

Balance, December 31, 2010	13,963,278	23,866,681	(24,066,398)	31,884	201,197	33,364
Comprehensive loss for year	0	0	(483,413)	0	0	(483,413)
Private placement, net of issuance costs	1,100,000	100,000	0	10,000	0	110,000
Warrants exercised	1,512,000	151,200	0	0	0	151,200
Expiry of warrants	0	0	31,050	(31,050)	0	0
Expiry of options	0	0	201,197	0	(201,197)	0

Balance, December 31, 2011	16,575,278	$24,117,881	$(24,317,564)	$10,834	$0	$(188,849)

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $120,000 during the twelve months period ended December 31, 2011 (December 31, 2010 - $320,000; December 31, 2009: $360,000).  In February 2012, the Management Services Agreement was amended (See Exhibit 10.4.3 * - Attached) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced  from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended (See Exhibit 10.4.4 * - Attached) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

Pursuant to an Investor Relations Agreement with an Arm’s Length Party in Germany (see Exhibit 10.24* - Attached) the Company has granted 120,000 incentive stock options which are exercisable at $0.15 per common share and which expire on June 1, 2012 (see Exhibit 10.25* - Attached).

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement  by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2011 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	December 31, 2011	December 31, 2010	December 31, 2009

Bank accounts	$924	$5,073	$5,158

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2011, the Company had accounts payable excluding accrued liabilities of $86,378 (2010 - $54,230; 2009 - $20,292), which are due within 30 days, and amounts payable to related parties of $66,922 (December 31, 2010 - $68,920; 2009 - $10,049), which are due on demand.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)	Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2011. The Company is not exposed to significant interest rate risk.

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

b)
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.  Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles.  Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.kokomoenterprises.ca.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2011: $30,000) (2010: $33,660) and (2009: $33,400).

(b)	Audit – Related Fees were (2011: $9,000) (2010: $1,000) and (2009: $3,400) which are included in the amounts disclosed in item (a) above.

(c)	Tax Fees: Tax fees were (2011: $2,000) (2010: $2,000) and (2009: $1,500) which are included in the amounts disclosed in item (a) above.

(d)	All other Fees were (2011: $Nil) (2010: $660) and (2009: $Nil) which are included in the amounts disclosed in item (a) above .

Further details with respect to the Audit Committee’s Charter is included in the Company’s Information Circular dated May 12, 2011 (see Exhibit 17 – Incorporated by reference).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2011 and 2010, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this Annual Report.  The Company's financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements

i) Financial Statements

-Management’s Responsibility for Financial Reporting	Page 50

-Report of Independent Registered Public Accounting Firm	Page 51

-Balance Sheets as at December 31, 2011 and December 31, 2010 and January 1, 2010	Page 52

-Statements of Comprehensive Loss for the years ended December 31, 2011 and 2010	Page 53

-Statements of Changes in Stockholders’ Equity (Deficiency) for the years ended December 31, 2011, 2010	Page 54

-Statements of Cash Flows for the years ended December 31, 2011 and 2010	Page 55

-Notes to the Financial Statements	Page 56-57

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements which are required to be filed hereunder are listed in Item 17 and are specifically incorporated herein by this reference.  The Company's financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with the International Financial Reporting Standards as issued By the International Accounting Standards Board.

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference –
Previously filed on Registration Statement on Form 20-F, May 1988)
3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia
Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-
05-000483) http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm
3.4	Certificate of Name Change to Kokomo Enterprises Inc.
SEC Accession No. 0001137171-09-000478
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm
10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)
http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm
10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005)
http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt
10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F
2005) (US Sec Accession No. 0001137171-06-001515)
http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm
10.4.2	Addendum to the Management Services Agreement dated November 1, 2010.
SEC Accession No. 0001137171-11-000333
http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm

10.4.3*	Addendum to the Management Services Agreement dated February 16, 2012.
10.4.4* Addendum to the Management Services Agreement dated March 28, 2012.

10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-
000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 –
(SEC Accession No.0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm
10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm
10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –
(SEC Accession No. 0001137171-09-000478)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm
10.20	Loan Agreement with Mountain Capital Inc. (now known as First Lithium Resources Inc.)
(SEC Accession No. 0001137171-09-000478)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1020.htm
10.22	Amending Agreement dated June 22, 2010 between the Company and MMYC. (Incorporated by reference-
SEC Accession No. 0001137171-10-000418)
10.23*	Letter of Intent dated May 6, 2011 between the Company and Arqueana de Minerios E Metais Ltda.
10.24*	Investor Service Agreement with Ceiba Network UG dated June 1, 2011
10.25*	Option Agreement with Ceiba Network UG dated June 1, 2011
10.26*	Side Letter with Ceiba Network UG dated June 2, 2011
11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated
14.1	Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.
0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm
17.	Notice of Annual General Meeting 2011 and Management Proxy Materials.
(SEC Accession No. 0001137171-11-000333 )
http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex17.htm
18.	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference-
SEC Accession No. 0001137171-10-000418)
19.	Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference –previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm
20.	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference –previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference –previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm
20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004)
http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1*	Sarbanes Oxley Act Section 302, Certified by
	Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached)	Page 81

32.1*	Sarbanes Oxley Act Section 906, Certified by
	Bedo H. Kalpakian, C.E.O & C.F.O. (Attached)	Page 82
99. * Financial Exhibits: – (unaudited)
99.1*	Schedules I - Marketable Securities - Other Investments	Page 77

99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters,
	Promoters and Employees other than Related Parties	Page 78

99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated
	Depreciation, Depletion and Amortization of Property, Plant and Equipment	Page 79

* Filed Herewith (Attached)

KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)

Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Kokomo Enterprises Inc. are the responsibility of the Company’s management. The financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal control to ensure that the Company’s assets are protected from loss or improper use, transactions are authorized and properly recorded, and financial records are reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised primarily of non-management directors.  The audit committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the audited financial statements.

“Bedo Kalpakian” (signed)
Bedo Kalpakian, President
Vancouver, British Columbia
April 23, 2012

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)

We have audited the accompanying financial statements of Kokomo Enterprises Inc., which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the statements of comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Kokomo Enterprises Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and their operations and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards, as issued by International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 2 in the financial statements, which indicates that the Company incurred a net loss of $483,413 during the year ended December 31, 2011 and, as of that date, the Company’s current liabilities exceeded its current assets by $188,850. These conditions, along with other matters set forth in note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, British Columbia
April 23, 2012

KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
		(note 14)	(note 14)
Assets

Current
Cash	$924	$5,073	$5,158
HST receivable	848	12,394	4,910
Mineral exploration tax credit receivable	0	0	1,060
Prepaid expenses	1,367	0	0

Total Current Assets	3,139	17,467	11,128
Mineral Property Interests (note 6)	1	151,340	151,077

Total Assets	$3,140	$168,807	$162,205

Liabilities and Stockholders’ Equity (Deficiency)

Current
Accounts payable and accrued liabilities (note 10)	$125,067	$66,523	$41,692
Due to related parties (note 8)	66,922	68,920	10,049

Total Current Liabilities	191,989	135,443	51,741

Stockholders’ Equity (Deficiency)

Capital Stock (note 7)	24,117,881	23,866,681	23,492,381
Reserves	10,834	233,081	250,231
Deficit	(24,317,564)	(24,066,398)	(23,632,148)

Total Stockholders’ Equity (Deficiency)	(188,849)	33,364	110,464

Total Liabilities and Stockholders’ Equity (Deficiency)	$3,140	$168,807	$162,205

On behalf of the Board:

”Bedo H. Kalpakian” (signed)
                                                                        Director
Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)
                                                                       Director
Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)
Statements of Comprehensive Loss
Years Ended December 31
(Expressed in Canadian Dollars)

	2011	2010
Expenses
Management fees (note 8)	$120,000	$320,000
Mineral property evaluation costs	64,928	0
Legal, accounting and audit	62,179	45,919
Salaries and benefits	38,129	41,460
Office and miscellaneous (note 8)	29,697	29,311
Regulatory and transfer fees	8,701	7,678
Rent (note 8)	3,600	3,600
Telephone, travel, meals and entertainment	3,294	1,943
Finance, interest and foreign exchange	962	942
Shareholder communication	584	574

Loss Before Other Items	(332,074)	(451,427)

Other Items
Interest income	0	27
Impairment of mineral property interests (note 6)	(151,339)	0

	(151,339)	27

Net Loss and Comprehensive Loss for Year	$(483,413)	$(451,400)

Basic and Diluted Loss Per Common Share (Note 7(e))	$(0.03)	$(0.04)

Weighted Average Number of Common Shares Outstanding	15,527,451	11,270,527

See notes to financial statements.

KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)
Statements of Changes in Stockholders’ Equity (Deficiency)
Years Ended December 31
(Expressed in Canadian Dollars)

	Capital Stock			Reserves		Total
	Common Shares	Amount	Warrants	Options	Deficit	Stockholders’ Equity (Deficiency)
Balance, January 1, 2010 (note 14)	8,420,278	$23,492,381	$(23,632,148)	$31,884	$218,347	$110,464
Net loss for year	0	0	(451,400)	0	0	(451,400)
Private placement, net of issuance costs	4,500,000	270,000	0	0	0	270,000
Warrants exercised	1,043,000	104,300	0	0	0	104,300
Expiry of options	0	0	17,150	0	(17,150)	0

Balance, December 31, 2010 (note 14)	13,963,278	23,866,681	(24,066,398)	31,884	201,197	33,364
Net loss for year	0	0	(483,413)	0	0	(483,413)
Private placement, net of issuance costs	1,100,000	100,000	0	10,000	0	110,000
Warrants exercised	1,512,000	151,200	0	0	0	151,200
Expiry of warrants	0	0	31,050	(31,050)	0	0
Expiry of options	0	0	201,197	0	(201,197)	0

Balance, December 31, 2011	16,575,278	$24,117,881	$(24,317,564)	$10,834	$0	$(188,849)

See notes to financial statements.

KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended December 31
(Expressed in Canadian Dollars)

	2011	2010
Operating Activities
Net loss	$(483,413)	$(451,400)
Items not involving cash
Write-off of mineral property interests	151,339	0
Share-based payment	3,250	0

	(328,824)	(451,400)
Changes in non-cash working capital (note 9)	63,475	76,218

Cash Used in Operating Activities	(265,349)	(375,182)

Financing Activity
Issue of common shares and warrants	261,200	374,300

Investing Activities
Proceeds from mineral tax credit	0	1,060
Expenditures on mineral property interest	0	(263)

Cash Provided By Investing Activities	0	797

Net Outflow of Cash	(4,149)	(85)
Cash, Beginning of Year	5,073	5,158

Cash, End of Year	$924	$5,073

Supplemental Information (note 9)

See notes to financial statements.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The common shares of the Company trade on the CNSX under the symbol “KKO”, and in the USA, the Company's common shares trade on the OTCQB under the trading symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100. The Company’s head office is located at 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.  The Company’s transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

2.	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past two fiscal years (2011 - $483,413; 2010 - $451,400), has a deficit of $24,317,564 (December 31, 2010 - $24,066,398; January 1, 2010 - $23,632,148), a working capital deficiency of $188,850 (December 31, 2010 - $117,976; January 1, 2010 - $40,613), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3.	BASIS OF PRESENTATION (Continued)

(a)           Statement of compliance (continued)

These financial statements are the Company’s first IFRS annual financial statements. Previously, the Company prepared its financial statements in accordance with pre-changeover generally accepted accounting principles (“GAAP”). The impact of the transition from Canadian GAAP to IFRS is explained in note 14.  IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies set out in note 4 have been applied consistently to all periods presented and in the preparation of the opening balance sheet at January 1, 2010 (note 14) for purposes of transition to IFRS. The Company’s functional and reporting currency is the Canadian dollar.

(b)	Approval of the financial statements

The financial statements of Kokomo Enterprises Inc. for the year ended December 31, 2011 was approved and authorized for issue by the Board of Directors on April 23, 2012.

(c)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010).

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

3.           BASIS OF PRESENTATION (Continued)

(c)           New accounting pronouncements (continued)

IFRS 9 Financial Instruments (2010) (continued)

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at FVTPL; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

This standard applies to annual periods beginning on or after January 1, 2015 and  supersedes IFRS 9 (2009). However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard.

IFRS 13 Fair Value Measurement

This IFRS standard defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date
•	Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•	Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013.

Amendments to IFRS 7 Financial Instruments: Disclosures

This standard makes amendments resulting from the IASB's comprehensive review of off balance sheet activities.

The amendments introduce additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

This standard applies to annual periods beginning on or after July 1, 2011.

3.           BASIS OF PRESENTATION (Continued)

(d)           Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment of non-current assets, valuation of share-based payments, recoverability of deferred tax assets, provision for reclamation costs among others. Actual results could differ from those estimates. Key judgments and estimates made by management with respect to those areas noted previously have been disclosed in the notes to the financial statements as appropriate.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

4.             SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments (continued)

i)	Financial assets (continued)

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity.

ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

Derivative financial liabilities

Derivatives, including separated embedded derivatives are classified as held-for-trading and recognized at fair value with changes in fair value recognized in profit or loss unless they are designated as effective hedging instruments.

iii)           Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Financial instruments (continued)

iv)	Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3:	Inputs for assets or liabilities that are not based on observable market data.

(b)	Exploration and evaluation assets

i)	Exploration and evaluation expenditures

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and classified as a component of mineral properties. Such expenditures include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to a property, and directly attributable to general and administrative costs. From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

ii)           Impairment

Exploration and evaluation assets are assessed for impairment by management when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral properties is dependent on successful development and commercial exploitation or alternatively the sale of the respective areas of interest.

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)           Exploration and evaluation assets (continued)

iii)           Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(c)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Share-based payments

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(e)	Earnings (loss) per share

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

(f)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred to capital stock. For those warrants that expire, the recorded value is transferred to deficit.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(h)	Operating segment

The Company has only one operating segment, the exploration and development of mineral property interests in Canada.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; and accounts payable and due to related parties, as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

·	Credit risk;
·	Liquidity risk; and
·	Market risk.

(a)	Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash. All of the Company’s cash is held in a major Canadian financial institution and, accordingly, the Company views credit risk and concentration of credit risk as minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

5.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk (continued)

The contractual financial liabilities of the Company as of December 31, 2011 equal $191,989 (December 31, 2010 - $135,443; January 1, 2010 - $51,741). All of the liabilities presented as accounts payable and due to related parties are due within 90 days of December 31, 2011.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

i)	Currency risk

The Company is not exposed to any significant currency risk.

ii)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates and, therefore, the Company does not consider interest rate risk to be significant. The Company has no interest-bearing financial liabilities.

6.	MINERAL PROPERTY INTERESTS

	Extra High Property	Total

Balance, January 1, 2010	$151,077		$151,077

Geological, geochemical, trenching and drilling	263		263

Balance, December 31, 2010	151,340		151,340

Impairment of mineral property interests	(151,339)		(151,339)

Balance, December 31, 2011	$1	$	$$1

There have been no disposals of mineral properties over the last two years and no amortization has been taken on any capitalized exploration and evaluation expenditures over the past two years.

(a)	Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

6.           MINERAL PROPERTY INTERESTS (Continued)

(a)	Extra High Property (continued)

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

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company has recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1.  If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	2011	2010	Cumulative to 2011

Acquisition (property option payments)	$0	$0	$150,000
Staking	0	0	3,639
Assessment and miscellaneous	0	0	10,311
Geological, geochemical, trenching and drilling	0	263	431,160
Colt property option payments	0	0	(443,770)
Impairment	(151,339)	0	(151,339)

	$(151,339)	$263	$1

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its mineral leases for gross proceeds of $54,500. These mineral leases were previously written off at the end of fiscal 2000. However, in the event that at a future date the mineral leases are placed into commercial production, then the Company is entitled to a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

6.           MINERAL PROPERTY INTERESTS (Continued)

(c)	Realization

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

(d)	Title and environmental

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

During 2011, the Company entered into two Non-Brokered Private Placement Financing Agreements and issued an aggregate of 1,100,000 units for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.15 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2011, a total of 1,512,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $151,200.

7.           CAPITAL STOCK (Continued)

(b)           Issued (continued)

During 2010, the Company entered into a Non-Brokered Private Placement Financing Agreement and issued an aggregate of 4,500,000 units for total proceeds of $270,000 of which $270,000 was allocated to shares and $nil was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

(c)	Warrants

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2010	7,325,333	$0.10
Issued	4,500,000	$0.10
Exercised	(1,043,000)	$0.10

Balance, December 31, 2010	10,782,333	$0.10
Issued	1,100,000	$0.15
Exercised	(1,512,000)	$0.10
Expired	(3,697,000)	$0.10

Balance, December 31, 2011	6,673,333	$0.11

At December 31, 2011 and 2010, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2011	2010
July 3, 2011	$0.10	0	3,967,000
July 29, 2011	$0.10	0	1,140,000
September 3, 2011	$0.10	0	102,000
March 11, 2012	$0.10	440,000	440,000
April 16, 2012	$0.10	550,000	550,000
May 4, 2012	$0.10	500,000	500,000
August 16, 2012	$0.10	2,000,000	2,000,000
April 1, 2013	$0.15	500,000	0
April 15, 2013	$0.15	500,000	0
May 10, 2013	$0.15	100,000	0
December 2, 2014	$0.10	2,000,000	2,000,000
December 22, 2014	$0.10	83,333	83,333

	$0.11	6,673,333	10,782,333

7.           CAPITAL STOCK (Continued)

(d)	Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price
Balance, January 1, 2010	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance December 31, 2010	164,242	$1.25
Expired	(164,242)	$1.25
Granted	120,000	$0.15

Balance, December 31, 2011	120,000	$0.15

The weighted average remaining contractual life for options outstanding at December 31, 2011 is 0.5 (2010 - 0.5) years.

At December 31, 2011 and 2010, all stock options outstanding were exercisable. All options vested immediately upon grant.

In 2011, the Company granted 120,000 stock options with an exercise price of $0.15 per share, which are exercisable up to June 1, 2012. In respect to the stock option grant is a cash settlement option, which allows the option holder to receive $3,250 if the stock options are not exercised by the expiry date. The fair value of the options granted in the current year has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected at year-end as an accrual and is included in accounts payable and accrued liabilities.

At December 31, 2011 and 2010, the following options were outstanding and exercisable:

	Exercise	Number of Options
Expiry Date	Price	2011	2010
June 15, 2011	$1.25	0	164,242
June 1, 2012	$0.15	120,000	0

		120,000	164,242

7.           CAPITAL STOCK (Continued)

(e)	Loss per share

The calculation of loss per share is based on the following data:

	2011	2010
Loss attributable to common shareholders	$483,413	$451,400
Weighted average number of shares outstanding	15,527,451	11,270,527

Basic and diluted loss per share	$0.03	$0.04

The diluted loss per share does not include the effect of share purchase options or warrants as they are anti-dilutive.

8.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	2011	2010
Payable to key management personnel	$8,522	$26,793
Payable to entities controlled by key management personnel	58,400	42,127

	$66,922	$68,920

	2011	2010
Rent charged by an entity controlled by key management personnel	$3,600	$3,600
Office and other expenses charged by an entity controlled by key management personnel	25,492	15,381

	$29,092	$18,981

Key management and personnel compensation is as follows:

	2011	2010
Short-term employee benefits	$135,340	$336,617

9.	CHANGES IN NON-CASH WORKING CAPITAL

	2011	2010
HST receivable	$11,546	$(7,484)
Prepaid expenses	(1,367)	0
Accounts payable and accrued liabilities	55,294	24,831
Due to related parties	(1,998)	58,871

	$63,475	$76,218
Supplemental information
Non-cash item
Share-based payment included in accounts payable and accrued liabilities	$3,250	$0
Interest paid	$0	$0
Income taxes paid	$0	$0

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$86,378	$54,230	$20,292
Accrued liabilities	38,689	12,293	21,400

	$125,067	$66,523	$41,692

11.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.5% (2010 - 28.5%) to income before income taxes.  The reasons for the differences are as follows:

	2011	2010
Loss before income taxes	$(483,413)	$(451,400)
Statutory income tax rate	26.5%	28.5%

Expected income tax benefit	$(128,104)	$(128,649)
Items not deductible for income tax purposes	(937)	(873)
Change in timing differences	29,314	766
Effect of change in tax rate	5,034	15,906
Unrecognized benefit of deferred tax assets	94,693	112,850

Deferred income tax expense (recovery)	$0	$0

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.5% to 26.5%.

11.           INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2011	2010
Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral property interests	$2,656,167	$2,504,828
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Share issuance costs	0	3,677
Non-refundable mining investment tax credits	29,700	29,700
Non-capital losses carried forward	2,143,561	1,912,451
Capital losses carried forward	1,987,298	1,987,298

Unrecognized deductible temporary differences	$7,467,107	$7,088,335

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$561,000
2028	306,000
2029	487,000
2030	454,000
2031	335,000

$2,143,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

12.	COMMITMENT

The Company has a management services agreement (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The remuneration for the services provided was $10,000 plus HST per month. The Management Services Agreement was renewed on November 1, 2011, which is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party (see note 15(a)).

13.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ equity (deficiency).

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future.  There were no changes to the Company’s approach to capital management during the year ended December 31, 2011.  The Company is not subject to externally imposed capital requirements.

14.	TRANSITION TO IFRS

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

IFRS 1 First-time Adoption of International Financial Reporting Standards

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.

The Company has elected under IFRS 1 to not apply IFRS 2 Share-based Payment to options that vested before the date of transition to IFRS.

Adjustments on transition to IFRS

IFRS has many similarities to Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows or statement of comprehensive loss, it resulted in changes to the Company’s balance sheet and statement of stockholders’ equity (deficiency) as set out below.

(a)	Share-based payments

On transition to IFRS, the Company changed its accounting policy for the treatment of share-based payments whereby amounts recorded in options reserves for unexercised stock options are transferred to deficit upon their expiration. Previously, the Company’s Canadian GAAP policy was to leave such amounts in option reserves.

The impact on the balance sheets due to the change in accounting policy is as follows:

	December 31, 2010	January 1, 2010
Decrease in Value of Reserves - Options	$(231,000)	$(213,850)

Increase to Deficit	$231,000	$213,850

14.	TRANSITION TO IFRS (Continued)

(b)	Warrants

The Company has changed its accounting policy for the treatment of unit offerings to the residual value method. Under the residual value method common shares are recorded at fair value at the date the units are priced. Any proceeds exceeding the fair value of the common shares are then allocated to the share purchase warrants.  Previously, the Company’s Canadian GAAP policy was to allocate proceeds based on the relative fair value method.

The impact on the balance sheets due to the change in accounting policy is as follows:

	December 31, 2010	January 1, 2010
Decrease in Value of Reserve - Warrants	$(219,055)	$(150,410)

Increase in Value of Capital Stock	$219,055	$150,410

(c)	Reconciliation to previously reported financial statements.

A reconciliation of the above noted changes is included in the following balance sheets and statement of comprehensive loss for the dates noted below. The effects of the transition from GAAP to IFRS on the cash flow are immaterial. Therefore, a reconciliation of cash flows has not been presented.

•	Transitional Balance Sheet reconciliation – January 1, 2010
•	Balance Sheet reconciliation – December 31, 2010
•	Statement of Comprehensive Loss Reconciliation – December 31, 2010.

14.	TRANSITION TO IFRS (Continued)

The January 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:
	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current
Cash	$5,158	$0	$5,158
HST receivable	4,910	0	4,910
Mineral exploration tax credit receivable	1,060	0	1,060

	11,128	0	11,128
Mineral Property Interests	151,077	0	151,077

Total Assets	$162,205	$0	$162,205

Liabilities

Current
Accounts payable and accrued liabilities	$41,692	$0	$41,692
Due to related parties	10,049	0	10,049

	51,741	0	51,741

Stockholders’ Equity

Capital Stock (note 14(b))	23,341,971	150,410	23,492,381
Reserves - Warrants (note 14(b))	182,294	(150,410)	31,884
Reserves - Options (note 14(a))	432,197	(213,850)	218,347
Deficit (note 14(a))	(23,845,998)	213,850	(23,632,148)

	110,464	0	110,464

Total Liabilities and Stockholders’ Equity	$162,205	$0	$162,205

14.	TRANSITION TO IFRS (Continued)

The December 31, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:
	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets

Current
Cash	$5,073	$0	$5,073
HST receivable	12,394	0	12,394

	17,467	0	17,467
Mineral Property Interests	151,340	0	151,340

Total Assets	$168,807	$0	$168,807

Liabilities

Accounts payable and accrued liabilities	$66,523	$0	$66,523
Due to related parties	68,920	0	68,920

	135,443	0	135,443

Stockholders’ Equity

Capital Stock (note 14(b))	23,647,626	219,055	23,866,681
Reserves - Warrants (note 14(b))	250,939	(219,055)	31,884
Reserves - Options (note 14(a))	432,197	(231,000)	201,197
Deficit (note 14(a))	(24,297,398)	231,000	(24,066,398)

	33,364	0	33,364

Total Liabilities and Stockholders’ Equity	$168,807	$0	$168,807

14.	TRANSITION TO IFRS (Continued)

The Canadian GAAP Statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Management fees	$320,000	$0	$320,000
Legal, accounting and audit	45,919	0	45,919
Salaries and benefits	41,460	0	41,460
Office and miscellaneous	29,311	0	29,311
Regulatory and transfer fees	7,678	0	7,678
Rent	3,600	0	3,600
Telephone, travel, meals and entertainment	1,943	0	1,943
Finance, interest and foreign exchange	942	0	942
Shareholder communication	574	0	574

Loss Before Other Item	(451,427)	0	(451,427)
Other Item
Interest income	27	0	27

Net Loss and Comprehensive Loss for Year	$(451,400)	$0	$(451,400)

15.	SUBSEQUENT EVENTS

(a)
In February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company shall be reduced to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. shall be reduced to $2,500 plus HST per month as of April 1, 2012.

(b)	In March 2012, a total of 440,000 share purchase warrants exercisable at $0.10 per share expired unexercised.

(c)	In April 2012, a total of 550,000 share purchase warrants exercisable at $0.10 per share expired unexercised.

Exhibit 99.1*

KOKOMO ENTERPRISES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I
December 31, 2011

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Nil	Nil	Nil	Nil	Nil

Exhibit 99.2*

KOKOMO ENTERPRISES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS
PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES
Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2011					$
Las Vegas From Home. com Entertainment Inc.	(22,127)	(31,252)	44,979	0		(8,400)
Jacob H. Kalpakian	(26,792)	(37,893)	56,163	0		(8,522)

2010					$
Las Vegas From Home. com Entertainment Inc.	(1,616)	(20,511)	0	0		(22,127)
J. Wayne Murton (geological services)	0	(277)	277	0		0
Colt Resources Inc.	615	0	(615)	0		0
Bedo H. Kalpakian	(3,035)	(15)	3,050	0		0
Jacob H. Kalpakian	(6,013)	(49,400)	28,621	0		(26,792)

2009					$
Las Vegas From Home. com Entertainment Inc.	(1,575)	(1,616)	1,575	0		(1,616)
J. Wayne Murton (geological services)	(29,647)	0	29,647	0		0
Colt Resources Inc.	(205)	615	205	0		615
Bedo H. Kalpakian	0	(3,035)	0	0		(3,035)
Jacob H. Kalpakian	0	(6,013)	0	0		(6,013)

Exhibit 99.3*

KOKOMO ENTERPRISES INC.

PROPERTY, PLANT AND EQUIPMENT AND
ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV
	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2011
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

I, Bedo H. Kalpakian, certify that:

1.	I have reviewed this Annual Report on Form 20-F (2011) of Kokomo Enterprises Inc.

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
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
I act as both the Company’s certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date: April 30, 2012

“Bedo H. Kalpakian”
Bedo H. Kalpakian,
Chief Executive Officer and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kokomo Enterprises Inc., (the "Company") on Form 20F for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)           the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 30th day of April, 2012

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian,
Chief Executive Officer and
Chief Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2011) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOKOMO ENTERPRISES INC.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
Chief Executive Officer and
Chief Financial Officer

Dated this 30th day of April, 2012.