Form 20-F
period 2012-12-31
High 5 Ventures Inc.
filed 2013-04-30
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to _____________

OR

( ) SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______

Commission file number 016353

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation or organization)

Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,105,007 as of December 31, 2012. No preferred shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes [ ]      No [X]

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

Large accelerated filer [ ]      Accelerated filer [ ]      Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]    International Financial Reporting Standards as issued       Other [ ]

               By the International Accounting Standards Board [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 [ ]      Item 18 [ ]

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

FORM 20-F ANNUAL REPORT 2012

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	- 4	-
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	- 4	-
ITEM 3. KEY INFORMATION	- 4	-
ITEM 4. INFORMATION ON THE COMPANY	- 8	-
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 13	-
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	- 20	-
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	- 25	-
ITEM 8. FINANCIAL INFORMATION	- 29	-
ITEM 9. THE OFFER & LISTING	- 30	-
ITEM 10. ADDITIONAL INFORMATION	- 32	-
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 41	-
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 42	-
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 42	-

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS	- 42	-
ITEM 15. CONTROLS AND PROCEDURES	- 42	-
ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.	- 43	-
ITEM 17. FINANCIAL STATEMENTS	- 44	-
ITEM 18. FINANCIAL STATEMENTS	- 45	-
ITEM 19. LIST OF EXHIBITS	- 45	-
Exhibit 99.1*	- 74	-
Exhibit 99.2*	- 75	-
Exhibit 99.3*	- 76	-
Exhibit 11.1	- 77	-
Exhibit 31.1	- 78	-
Exhibit 32.1	- 79	-
SIGNATURE PAGE	- 80	-

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of High 5 Ventures Inc. (hereinafter referred to as the “Company” or the “Registrant” or “High 5”). The financial data under the tables 2008 and 2009 have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) and the financial data under 2010, 2011 and 2012 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On April 16, 2009 the Company’s share capital was consolidated on the basis of twenty-five old common shares for one new common share, and on August 31, 2012 the Company’s share capital was consolidated on the basis of fifteen old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2012) have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

	Year Ended December 31, 2009	Year Ended December 31, 2008
Operating Revenue	$0	0
Interest Income	$270	605
Net Income (loss)	$(550,218)	(1,511,761)
Basic net earnings/(loss) per common share	$(2.19)	(20.74)
Total Assets	$162,205	244,894
Capital Stock	$23,492,381	23,006,115
Number of common shares at year-end	$561,352	72,996
Long term-obligations	$0	0
Cash dividends	$0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 15:1 consolidation described in Information on the Company under Item 4. of this Annual Report.

TABLE II

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Operating Revenue	$0	0	0
Interest Income	$0	0	27
Net Income (loss)	$(163,147)	(483,413)	(451,400)
Basic net earnings/(loss) per common share	$(0.15)	(0.47)	(0.60)
Total Assets	$12,707	3,140	168,807
Capital Stock	$24,117,881	$24,117,881	$23,866,681
Number of common shares at year-end	1,105,007	1,105,019	930,885
Long term-obligations	$0	0	0
Cash dividends	$0	0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 15:1 consolidation described in Information on the Company under Item 4. of this Annual Report.

Had the financial statements of High 5 been prepared in accordance with accounting principles and practices generally accepted in the United States and required by the United States Securities and Exchange Commission ("SEC"), certain selected financial data would be disclosed as per Table II.

TABLE II

	Year Ended December 31, 2009	Year Ended December 31, 2008
Net earnings/(loss)	$(489,936)	(1,344,751)
Basic earnings/(loss) per common share	$(1.95)	(18.45)
Number of Common shares at year end	561,352	72,996
Total Assets	$11,128	33,535

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2012	0.9982	0.9779
August 2012	1.0145	0.9929
September 2012	1.0327	1.0092
October 2012	1.0225	0.9992
November 2012	1.0083	0.9962
December 2012	1.0166	1.0035

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2012	For Year Ended December 31, 2011	For Year Ended December 31, 2010	For Year Ended December 31, 2009	For Year Ended December 31, 2008
Average rate ($)(2)	1.003	1.0110	0.9706	0.8760	0.9381
High ($)(3)	1.0327	1.0607	1.0054	0.9470	1.0241
Low ($)(3)	0.9618	0.9480	0.9307	0.7916	0.7731

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2012, the U.S. $1.00 was equal to Cdn $1.0051.

Item 3.D. Risk Factors

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1). RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations: High 5’s proposed mineral exploration programs, are subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

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

- Revenues and Dividends: In the past the Company used to generate some revenues however the Company does not presently generate any revenues and does not anticipate generating any revenues in the near future. Consequently, if the Company requires additional funds for the exploration and development of its interests in mineral properties or for operating capital purposes, or for acquiring interests in other mineral properties, the Company will have to seek equity or debt financing which may or may not be available to the Company. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future. In the event of generating any earnings, the Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

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

- Disruption in Trading: Trading in the common shares of the Company may be halted or suspended for certain reasons, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

- Tax Considerations – Persons considering the purchase of the Company’s common shares should consult their tax advisors with regard to the application of Canadian, U.S. and other tax laws to their particular situation.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is HIGH 5 VENTURES INC. (“High 5”).

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 (Exhibit 3.1 – Incorporated by reference) and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984. On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.". On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form. On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc. On May 2, 2002, the name of the Company was changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc. On January 17, 2005, the name of the Company was changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference). On March 19, 2007, the Company changed its name to Zab Resources Inc. On April 16, 2009, the Company changed its name from Zab Resources Inc. to Kokomo Enterprises Inc. On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. to High 5 Ventures Inc. (see Exhibit 3.5* – Attached).

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

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was increased to an unlimited number of common and preferred shares without par value. On March 19, 2007, the Company subdivided its capital stock on a 1 (old) share for 50 (new) shares basis. As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc.(“Zab”) commenced trading on March 22, 2007 on the OTC Bulletin Board in the USA under the symbol “ZABRF”.

As of November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly known as the Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”. On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company’s share capital was consolidated on the basis of 25 (old) shares for 1 (new) share and the Company changed its name to Kokomo Enterprises Inc. (“Kokomo”). As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.

On August 31, 2012, the Company’s share capital was consolidated on the basis of 15 (old) common shares for 1 (new) common share and the Company changed its name to High 5 Ventures Inc. (“High 5”) . As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CNSX under the symbol “HHH”, and in the U.S.A. the shares of High 5 trade on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

Since its incorporation, the Company has been engaged primarily in the identification, acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

High 5 is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. The principal business of High 5 is in mineral exploration. The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

Effective as of April 26, 2013, the Company’s head office is Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The telephone number is (604) 681-1519 (ext. 6106) and the telefax number is (604) 681-9428. The contact person is Bedo H. Kalpakian.

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

Item 4.B. Business Overview

Summary

High 5 is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. The principal business of High 5 is in mineral exploration.

High 5 is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000825171&owner=exclude&count=40 will give you direct access to the Company’s filings.

Presently, High 5 is seeking opportunities of merit to get involved in. It should be noted that there are no assurances that High 5 shall be successful in its attempts of seeking opportunities of merit to get involved in.

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

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. At the time, Mr. J.W. Murton was a director of the Company. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.high5venturesinc.com . For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.high5venturesinc.com.

On September 8, 2006, the Company entered into an Option Agreement (Exhibit 10.11 – Incorporated by reference) with Colt Resources Inc. (“Colt”), a company formerly related by certain directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totalling

$133,770 by no later than March 26, 2007.

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

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property. A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes. The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work. The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101. At the time, Mr. J. W. Murton was a director of the Company. For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.high5venturesinc.com

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

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

As at December 31, 2008, 2009, 2010, 2011 and 2012, the Company held a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	2012	2011	2010	Cumulative to December 31, 2012

Acquisition (property option payments)	$0	$ 0	$0	$150,000
S Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	263	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	(151,339)	0	(151,339)

	$0	$(151,339)	$263	$1

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Property.

The Extra High Property, consisting of a total area of approximately 1,074 hectares, is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia. :

Legal Description

The Extra High Mineral Property tenures are as follows:

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

These Mineral Leases were previously written off at the end of fiscal 2000. During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2012, 2011 and 2010 which are in accordance with IFRS:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue	$0	0	0
Interest income	0	0	27
Loss before other items	(163,147)	(483,413)	(451,400)
Basic and diluted loss per common share before other items	(0.15)	(0.47)	(0.60)
Net income/(loss)	(163,147)	(483,413)	(451,400)
Basic and diluted net earnings/(loss) per common share	(0.15)	(0.47)	(0.60)
Total assets	12,707	3,140	168,807
Long term financial obligations	0	0	0
Cash dividends	0	0	0

Note: All common shares and per share amounts included in the above table for the years ended December 31, 2012, 2011 and 2010 have been restated to give retroactive effect to the 15:1 share consolidation described in Information on the Company under Item 4. of this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding as shown in the Annual Statements of Comprehensive Loss for the above mentioned periods.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

Effective August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and consolidated its share capital on the basis of fifteen (old) Kokomo common shares for one (new) High 5 common share. The common shares of the Company trade on the Canadian National Stock Exchange (CNSX) under the symbol “HHH”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s head office is located at Suite 300, 570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012.

Certain prior period comparative figures presented in the annual audited financial statements for the years ended December 31, 2012 and 2011 have been reclassified to conform to the presentation adopted in the current year.

The Company has announced that it intends to raise up to Cdn $1,200,000 (the “Principal Amount”) from various investors through the issuance of a Convertible Debenture. The Maturity Date of the Convertible Debenture shall be 18 months, and the Convertible Debenture shall bear interest at the rate of 15% per annum which shall be paid on a quarterly basis. At any time up to the Maturity Date, the Principal Amount together with accrued interest may be converted, at the sole discretion of the Company, into the Company’s common shares at the price of $0.25 per common share. On April 22, 2013, the Company announced the closing of the first tranche of the Convertible Debenture with two parties for a total amount of Cdn $150,000.

At the Annual General Meeting of the Company’s shareholders which was held on June 20, 2012, the shareholders received the Audited Financial Statements for the years ended December 31, 2011 and 2010 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”) (Exhibit 10.23 – Incorporated by reference). Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 466,667 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years. Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 200,000 common shares of the Company and to make additional payments totaling $1,000,000. In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011. During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group. However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company decided to abandon this project.

Costs incurred in respect to the Arqueana Property are as follows:

2011

Due Diligence Report	$37,492
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	13,326
Miscellaneous	2,608
$64,928*

* As at December 31, 2011, the Company has written-off the costs that it has incurred in respect to the Arqueana Property.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) (Exhibit 10.24 – Incorporated by reference) for a period of four months for a cash consideration of US $750 and the granting of 8,000 incentive stock options exercisable at the price of $2.25 per common share which have expired unexercised as of June 1, 2012 (Exhibit 10.25 – Incorporated by reference). Due to the fact that the Arm’s Length Party did not exercise its incentive stock options, the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party.

For the year ended December 31, 2012:-

•	The Company’s operating expenses were $163,147 as compared to $483,413 for the corresponding period in 2011 and as compared to $451,400 during the corresponding period in 2010. The reduction in Management fees contributed to the reduction in operating expenses during the year ended December 31, 2012.

•	The Company recorded a net loss of $163,147 as compared to a net loss of $483,413 during the corresponding period in 2011 and as compared to a net loss of $451,400 during the corresponding period in 2010.

•	The basic and diluted loss per common share was $0.15 as compared to a basic and diluted loss of $0.47 during the corresponding period in 2011 and as compared to a basic and diluted loss of $0.60 during the corresponding period in 2010.

•	The Company’s total assets were $12,707 as compared to $3,140 during the corresponding period in 2011 and as compared to $168,807 during the corresponding period in 2010.

•	The Company had a working capital deficiency of $351,997 as compared to a working capital deficiency of $188,850 during the corresponding period in 2011 and as compared to a working capital deficiency of $117,976 during the corresponding period in 2010.

•	The Company’s weighted average number of common shares outstanding were 1,105,007 as compared to 1,035,163 during the corresponding period in 2011 and as compared to 751,368 during the corresponding period in 2010.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Total Revenues	$0	0	0	0
Loss before other items	(43,951)	(36,586)	(35,397)	(47,213)
Loss per common share before other items	(0.04)	(0.03)	(0.03)	(0.04)
Earnings / (loss) for the period	(43,951)	(36,586)	(35,397)	(47,213)
Basic earnings /(loss) per common share	(0.04)	(0.03)	(0.03)	(0.04)

For the Quarterly Periods ended:	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total Revenues	$0	0	0	0
Loss before other items	(297,164)	(58,644)	(76,440)	(51,165)
Loss per common share before other items	(0.27)	(0.05)	(0.07)	(0.05)
Earnings / (loss) for the period	(297,164)	(58,644)	(76,440)	(51,165)
Basic earnings / (loss) per common share	(0.27)	(0.05)	(0.07)	(0.05)

Note: Earnings (loss) per common share calculations in the above tables are based on the weighted average number of common shares outstanding for the periods. All the figures covered by all the quarterly periods are prepared in accordance with IFRS. The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2013, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2012:-

•	the Company‘s total number of issued and outstanding shares were 1,105,007 as compared to 1,105,019 for the corresponding period in 2011 and 930,885 for the corresponding period in 2010.

• the Company’s total assets were $12,707 as compared to $3,140 for the corresponding period in 2011 and as compared to $168,807 for the corresponding period in 2010.

•	the Company’s total liabilities were $364,703 as compared to $191,989 for the corresponding period in 2011 and as compared to $135,443 for the corresponding period in 2010.

• the Company had cash deficiency of $823 as compared to $924 in cash for the year ended December 31, 2011 and as compared to $5,073 in cash for the year ended December 31, 2010.

•	the Company had HST receivable in the amount of $12,706 as compared to $848 for the year ended December 31, 2011 and as compared to $12,394 for the year ended December 31, 2010.

•	the Company had Prepaid expenses in the amount of $nil as compared to $1,367 for the year ended December 31, 2011 and as compared to $nil for the year ended December 31, 2010.

• the Company recorded a net loss of $163,147 as compared to a net loss of $483,413 during the corresponding period in 2011 and as compared to a net loss of $451,400 during the corresponding period in 2010.

•	the Company had a working capital deficiency of $351,997 as compared to a working capital deficiency of $188,850 during the corresponding period in 2011 and as compared to a working capital deficiency of $117,976 during the corresponding period in 2010.

On November 26, 2012, the Company announced a non-brokered private placement to issue up to 4,000,000 units at $0.15 per Unit. Each unit shall consist of one common share and one non-transferable share purchase warrant exercisable for a period of three years at the price of $0.25 per share. Subsequent to the year-ended December 31, 2012, the Company closed the first tranche of the non-brokered private placement on January 7, 2013 and the Company has issued an aggregate of 755,000 Units at $0.15 per Unit for total proceeds of $113,250. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until January 7, 2016. The Units issued have a hold period expiring on May 8, 2013.

The Company closed the second tranche of the non-brokered private placement on January 28, 2013 and the Company has issued to two directors of the Company an aggregate of 650,000 Units at $0.15 per Unit for total proceeds of $97,500. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until January 28, 2016. The Units issued have a hold period expiring on May 29, 2013.

Furthermore, the Company closed the third tranche of the non-brokered private placement on March 4, 2013 and the Company has issued a total of 100,000 Units at $0.15 per Unit for total proceeds of $15,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until March 4, 2016. In connection with this non-brokered private placement, the Company issued 10,000 common shares as finder’s fee. The securities issued have a hold period expiring on July 5, 2013.

During the twelve months period ended December 31, 2012, a total of 232,667 share purchase warrants exercisable at $1.50 per warrant share which were attached to certain units issued in 2010 expired unexercised . Subsequently, on April 1, 2013, a total of 33,333 share purchase warrants exercisable at $2.25 per share expired unexercised and, on April 15, 2013 a total of 33,334 share purchase warrants exercisable at $2.25 per share expired unexercised.

During 2011, a total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

During 2011, a total of 246,467 share purchase warrants exercisable at $1.50 per warrant share which were attached to certain units issued in 2009 expired unexercised.

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011. The Company issued a total of 6,667 units of the Company’s securities at $1.50 per unit for gross proceeds to the Company of $10,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $2.25 until May 10, 2013. The securities issued were subject to a hold period which expired on September 11, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 33,334 units of the Company at the price of $1.50 per unit for total proceeds to the Company of $50,000. Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $2.25 until April 15, 2013. The securities issued were subject to a hold period which expired on August 16, 2011.

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 33,333 units of the Company at the price of $1.50 per unit for total proceeds to the Company of $50,000. Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $2.25 until April 1, 2013. The securities issued were subject to a hold period which expired on August 2, 2011.

During 2010, a total of 69,533 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 300,000 units of the securities of the Company to various investors at the price of $0.90 per Unit for total proceeds to the Company of $270,000 all of which were allocated to common shares. Each Unit consisted of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $1.50 per common share until August 2012.

The Company finances its mineral exploration programs through the issuance of flow-through common shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

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

Pursuant to an Investor Relations Agreement with an Arm’s Length Party (Exhibit 10.24 – Incorporated by reference), on June 1, 2011 the Company granted 8,000 incentive stock options to an Arm’s Length Party (Exhibit 10.25 – Incorporated by reference) which were exercisable until June 1, 2012 at the price of $2.25 per common share. As at June 1, 2012, all of these incentive stock options have expired unexercised.

During the twelve months period ended December 31, 2012, there were no stock options granted to Directors, Officers and Employees. Subsequently, on March 18, 2013, a total of 130, 000 stock options exercisable at $0.20 per share have been granted to a consultant.

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

Item 5.D. Trend Information

Commodity prices have recently improved, and should this trend continue then companies such as High 5 will have difficulty in acquiring mineral properties of merit at reasonable prices.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2012, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946	Vice President of the Registrant	1984 to 1990

			President of Registrant	1991 to Present

			CEO & CFO of the Registrant	2004 to Present

			Chairman of Las Vegas From Home.com Entertainment Inc. (“LVFH”)	1991 to Present

			CFO of LVFH	2004 to Present

			Director of Green Arrow Resources Inc. (formerly Bulldog Explorations Ltd.)	April 2012 to Present

			Director of Alchemist Mining Inc. (formerly NY85 Capital Inc.)	2010 to 2012

			Director of Active Growth Capital Inc.	Nov 2010 to July 2011

			CFO & Chairman of Giyani Gold Corp.	November 2009 to June 2010

			President, CEO of Colt Resources Inc.	2007 to 2008

Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant;	1991 to Present

			President of LVFH	1991 to Present
			CEO of LVFH	2004 to Present

			CEO, CFO & Secretary of CapGain Properties Inc. (formerly Big Mojo Capital Inc.)	2011 to January 2013

			President & CEO of Green Arrow Resources Inc. (formerly Bulldog Explorations Ltd.)	April 2012 to Present

			Director of Alchemist Mining Inc.+ (formerly NY85 Capital Inc.)	2010 to 2012

			President of Active Growth Capital Inc. and Director	Nov 2010 to June 2011 July 2011

			CEO & President of Giyani Gold Corp.	November 2009 to June 2010

			Vice President of Colt Resources Inc.	2007 to 2008

Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and LVFH; Principal of McFarlane Media, LLC (2005)	1992 to Present 2005 to Present
Fred A.C. Tejada* Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant President of Tirex Resources Inc. Vice President Operations and Exploration of Tirex Resources Vice President Exploration of Panoro Minerals Ltd.	December 2009 to Present October 2011 to Present June 2011 to October 2011 July 2007 to June 2011
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of LVFH Corporate Secretary of Green Arrow Resources Inc. (formerly Bulldog Explorations Ltd.)	2008 to Present 2008 to Present 2012 to Present

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

In the past, the Company hired the services of J.W. Murton & Associates to provide geological services. J.W. Murton & Associates is a private company owned by a former director of the Company. For the twelve month period ended December 31, 2012, J. W. Murton & Associates has provided geological services to the Company in the amount of $nil (2011: $nil) (2010: $198) plus GST/HST.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $41,500 during the twelve months period ended December 31, 2012 (December 31, 2011: $120,000; December 31, 2010: $320,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (See Exhibit 10.4.5* - Attached). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months’ notice to the other party.

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

During the twelve months period ended December 31, 2012 there were no stock options granted to Directors, Officers and Employees. However, on March 18, 2013 a total of 130, 000 stock options exercisable at $0.20 per share have been granted to a consultant.

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

6.C.2. Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $41,500 during the twelve months period ended December 31, 2012 (December 31, 2011: $120,000; December 31, 2010: $320,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (See Exhibit 10.4.5* - Attached). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which was held on June 20, 2012. The Information Circular (Exhibit 16 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2012 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	28,583 (directly) 84,986 (indirectly)(1)	10.28%
Jacob H. Kalpakian Vancouver, BC, Canada	31,261 (directly) 89,719 (indirectly)(2)	10.95%
Gregory T. McFarlane Las Vegas, Nevada, USA	756 direct	0.07%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	3,433 direct	0.31%

Notes:* Based on 1,105,007 issued and outstanding common shares as of December 31, 2012.

(1)	Of these common shares, 56,786 are held by Kalpakian Bros. of B.C. Ltd., 18,000 are held by BHK Management Inc. and 10,200 are held by a family member.

(2) Of these common shares, 56,786 are held by Kalpakian Bros. of B.C. Ltd.,18,000 are held by 30 Rock Management Inc. and 14,933 are held by a family member.

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

(4) BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.

(5) 30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2011 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	28,583 (directly) 360,009 (indirectly)(1)	35%
Jacob H. Kalpakian Vancouver, BC, Canada	31,261 (directly) 364,742 (indirectly)(2)	36%
Gregory T. McFarlane Las Vegas, Nevada, USA	756 direct	0.07%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	3,433 direct	0.31%

Notes:* Based on 1,105,019 issued and outstanding common shares as of December 31, 2011.

(1)	Of these common shares,331,809 are held by Kalpakian Bros. of B.C. Ltd., 18,000 are held by BHK Management Inc. and 10,200 are held by a family member.
(2)	Of these common shares, 331,809 are held by Kalpakian Bros. of B.C. Ltd., 18,000 are held by 30 Rock Management Inc. and 14,933 are held by a family member.

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

(4) BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.

(5) 30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2010 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	28,583 (directly) 451,409 (indirectly)(1)	51.56%
Jacob H. Kalpakian Vancouver, BC, Canada	31,261 (directly) 446,675 (indirectly)(2)	51.34%
Gregory T. McFarlane Las Vegas, Nevada, USA	756 direct	0.08%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	2,533 direct	0.27%

Notes:* Based on 930,885 issued and outstanding common shares as of December 31, 2010.

(1)	Of these common shares, 217,809 are held by Kalpakian Bros. of B.C. Ltd., 18,000 are held by BHK Management Inc. and 10,200 are held by a family member.

(2) Of these common shares, 218,809 are held by Kalpakian Bros. of B.C. Ltd., 18,000 are held by 30 Rock Management Inc. and 14,933 are held by a family member.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which took place on June 20, 2012 (Exhibit 16 - Incorporated by reference. Furthermore, the Shareholders of the Company will be asked to re-approve the 2004 Stock Option Plan at the Company’s next Annual General Meeting which is scheduled to take place on July 26, 2013.

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During the twelve months period ended December 31, 2012 there were no stock options granted to Directors, Officers and Employees. However, on March 18, 2013 a total of 130, 000 stock options exercisable at $0.20 per share have been granted to a consultant.

On June 15, 2011, a total of 10,949 stock options granted to Directors, Officers, Employees and Consultants exercisable at $18.75 per share expired unexercised. Pursuant to an Investor Relations Agreement with an Arm’s Length Party in Germany (Exhibit 10.24 – Incorporated by reference) the Company granted 8,000 incentive stock options which were exercisable at $2.25 per common share which expired unexercised on June 1, 2012 (Exhibit 10.25 – Incorporated by reference).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is neither directly nor indirectly owned nor controlled by any other corporation or any foreign government. All shares in the following tables have been re-stated to give retroactive effect to the Company’s 15:1 share consolidation on August 31, 2012.

As at December 31, 2012, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	177,763 (1)	16.09%
(1)	Of these shares, 28.583 common shares are held by Bedo H. Kalpakian directly, 31,261 common shares are held by Jacob H. Kalpakian directly, 92,786 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 25,133 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

* Based on 1,105,007 issued and outstanding common shares as of December 31, 2011.

As at December 31, 2011, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	452,787 (1)	40.97%

(1) Of these shares, 28,583 common shares are held by Bedo H. Kalpakian directly, 31,261 common shares are held by Jacob H. Kalpakian directly, 367,809 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 25,133 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

Based on 1,105,019 issued and outstanding common shares as of December 31, 2011.

As at December 31, 2010, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	539,4531)	57.95%
(1)	Of these shares, 28,583 common shares are held by Bedo H. Kalpakian directly, 31,261 common shares are held by Jacob H. Kalpakian directly, 454,476 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 25,133 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

* Based on 930,885 issued and outstanding common shares as of December 31, 2010.

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

7.A.2. As of December 31, 2012, the Company had 1,105,007 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 28,981 outstanding common shares and 25 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Item 7.B. Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. [formerly Bulldog Explorations Ltd.] (“Green Arrow”), companies related by common key management personnel. In addition, the Company previously shared office with CapGain Properties Ltd. [formerly Big Mojo Capital Inc.] (“CapGain”) from September 2011 until January 2013. As of May 1, 2012, Las Vegas no longer charges the Company for office space. However, effective May 1, 2012, Las Vegas charges the Company the amount of $1,250 per month plus applicable taxes for certain office support services provided by Las Vegas.

As of May 1, 2012, Green Arrow charges the Company a monthly rent of $500 plus applicable taxes.

The amounts due to (from) related parties are unsecured, payable on demand and consist of the following:

	2012	2011

Advances from directors (interest at prime plus 1%)	98,223	8,522
Entities controlled by directors (non-interest-bearing)	134,215	58,400

	232,438	66,922

	2012	2011	2010

Interest charged on amounts due to related parties	2,427	0	0
Rent charged by entities with common directors	5,200	3,600	3,600
Office and other expenses charged by an entity with common directors	56,517	63,622	56,841

	$64,144	67,222	60,441

The remuneration of directors and key management personnel during the year is as follows:

	2012	2011	2010

Management fee	41,500	120,000	320,000

Las Vegas is related to the Company by virtue of the fact that Las Vegas’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

CapGain was related to the Company by virtue of the fact that CapGain’s former CEO, CFO & Secretary, namely Jacob H. Kalpakian, is the Vice President of the Company.

Active Growth Capital Inc. (“Active Growth”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was a director of Active Growth from November 2010 up to July 2011, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Active growth from November 2010 up to June 2011 and a director until July 2011. For the twelve months period ended December 31, 2011, Active Growth was charged by the Company for its share of certain expenses paid by the Company on behalf of Active Growth of $Nil (2011: $3,506; 2010: $Nil).

Giyani Gold Corp. (formerly 99 Capital Corporation) (“Giyani”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was the Chairman and CFO of Giyani from November 2009 up to June 2010, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Giyani from November 2009 up to June 2010. For the twelve months period ended December 31, 2012 Giyani was charged by the Company for its share of certain expenses paid by the Company on behalf of Giyani of $Nil (2011: $Nil; 2010: $3,175).

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $41,500 during the twelve months period ended December 31, 2012 (December 31, 2011 - $120,000; December 31, 2010 - $320,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST per month to $500 plus HST per month (see Exhibit 10.4.5* - Attached). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

Previously, the Company hired the services of J.W. Murton & Associates to provide geological services. J.W. Murton & Associates is a private company owned by J.W. Murton, a former director of the Company. For the year ended December 31, 2012, J. W. Murton & Associates has provided geological services to the Company in the amount of $Nil (December 31, 2011: $Nil; December 31, 2010: $198).

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

In connection with the non-brokered private placement which closed on January 7, 2013 and January 28, 2013 (see Liquidity and Capital Resources of this Annual Report), a total of 755,000 Units in the capital of the Company were subscribed for by family members of two directors of the Company and a total of 650,000 Units were subscribed for by two directors of the Company.

In connection with the 2010 non-brokered private placement (see Liquidity and Capital Resources of this Annual Report), a total of 216,667 Units in the capital of the Company were subscribed for by a company owned by two directors of the Company. As at December 31, 2010, a total of 67,333 share purchase warrants at $1.50 per share were exercised by a company owned by two directors of the Company for total proceeds to the Company of $101,000.

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Pink of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Las Vegas and Gregory T. McFarlane is a director of Las Vegas;

-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Giyani Gold Corp (formerly 99 Capital Corporation) (“Giyani”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian and Bedo H. Kalpakian were former officers and directors of Giyani from November 2009 until June 2010;
-	Active Growth Capital Inc. (“Active Growth”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was an officer of Active Growth from November 2010 until June 2011 and a director until July 2011, and Bedo H. Kalpakian was a director of Active Growth from November 2010 until July 2011;
-	CapGain Properties Inc. (formerly Big Mojo Capital Inc.) (“CapGain”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a director from January 2011 until January 2013;
-	Alchemist Mining Inc. (formerly NY85 Capital Inc.) (“Alchemist”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian were directors of Alchemist from October 2010 until May 2012.

-    Green Arrow Resources Inc. (formerly Bulldog Explorations Ltd.) (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian are directors of Green Arrow since April 2012. Jacob H. Kalpakian is also the President and CEO of Green Arrow.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2012, are included in Item 17 of this report.

Item 8.A.7. Legal Proceedings

The Company is presently not a party to any legal proceeding of any kind.

The Company's corporate legal counsels are: Anfield Sujir Kennedy & Durno, Barristers and Solicitors, (Attn: Michael Kennedy), located at #1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

Item 8.A.8. Dividends

The Company has never paid dividends and does not intend to pay any dividends in the future.

Item 8. B. Significant Changes

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and consolidated its share capital on the basis of one new High 5 common share for every fifteen old Kokomo common shares (1:15). As a result, the Company’s trading symbol on the CNSX is “HHH” and in the USA, on the OTCQB tier of the OTC Markets is “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

ITEM 9. THE OFFER & LISTING

Item 9.A. (4) Listing Details

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board, now on the OTCQB tier of the OTC Markets Group (“OTCQB”). Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001. The trading symbol of the Company's common shares when they were listed on the CDNX was "GGG". During the period commencing from January, 2001, up to July 31, 2001, a total of 24,873 common shares of the Company traded on the CDNX at prices ranging from a high of $6.00 to a low of $3.30.

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s name was changed to Lucky 1 Enterprises Inc. and its share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s name was changed to Bronx Ventures Inc. and its share capital was consolidated on the basis of thirty-five-old-for-one-new-common share, and its authorized share capital was subsequently increased to an unlimited number of common and preferred shares without par value. Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed, and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board and were listed on the OTC Bulletin Board in the U.S.A. under the trading symbol “BRXVF”. On March 19, 2007, the Company changed its name to Zab Resources Inc. and subdivided its stock on a one (1) old for 50 (new) shares basis. As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board and were listed on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly Canadian Trading and Quotation System (CNQ))

under the trading symbol “ZABK”. On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”) and the Company’s share capital was consolidated on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo. As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTCQB under the symbol “KKOEF”. The Cusip number of the Company’s common shares was 500323100.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and the Company’s share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5. As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CNSX under the symbol “HHH” and in the USA, the shares of High 5 commenced trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTCQB and on the CNSX for the periods indicated.

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2008	0.675	0.15	272,283
2009	0.90	0.90	7,327
2010	3.00	.1.20	8,267
2011	2.12	1.20	1,555
2012	0.15	0.19	666

Two Most Recent Financial Years

Year 2011
Jan 1 – Mar 31	1.20	1.20	533
Apr 1 – Jun 30	2.12	1.81	1,222
Jul 1 – Sept 30	n/a	n/a	0
Oct 1 – Dec 31	n/a	n/a	0

Year 2012
Jan 1 – Mar 31	n/a	n/a	0
Apr 1 – Jun 30	0.15	0.15	320
Jul 1 – Sept 30	0.15	0.68	180
Oct 1 – Dec 31	0.19	0.19	166

CNSX

Canadian National Stock Exchange

(formerly CanadianTrading & Quotation System)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2008	0.90	0.15	362,800
2009	1.50	0.15	76,416
2010	3.00	0.75	80,501
2011	3.00	0.60	119,971
2012	1.95	1.80	396,094

Two Most Recent Financial Years

Year 2011
Jan 1 – Mar 31	1.50	1.28	4,440
Apr 1 – Jun 30	3.00	1.50	9,031
Jul 1 – Sep 30	1.73	1.20	13,033
Oct 1 – Dec 31	1.50	0.60	93,467

Year 2012
Jan 1 – Mar 31	0.90	0.45	33,334
Apr 1 – Jun 30	0.975	0.90	232,525
Jul 1 – Sep 30	1.95	1.80	93,874
Oct 1 – Dec 31	0.20	0.185	36,361

Item 9.C. Markets

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were de-listed from the Nasdaq SmallCap Market. On October 4, 1994, the Company's shares were listed for trading on the OTC Bulletin Board. On November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001.

On November 28, 2007, the common shares of the Company were listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly known as the Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”. On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo. As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the

U.S.A. the shares of Kokomo commenced trading on the OTCQB under the symbol “KKOEF”. The Cusip number of the Company’s common shares was 500323100.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and the Company’s share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5. As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CNSX under the symbol “HHH” and in the USA, the shares of High 5 commenced trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective August 31, 2012, the Company’s name was changed to High 5 Ventures Inc. (“High 5”), its share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5.

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 1,105,007 common shares are issued and outstanding as of December 31, 2012. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data as of December 31, 2012	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at December 31, 2012	1,105,007	Nil	N/A	N/A
Warrants as at December 31, 2012	33,333 33,334 6,667 133,333 5,556	Nil	Cdn $2.25 Cdn $2.25 Cdn $2.25 Cdn $1.50 Cdn $1.50	April 1, 2013 April 15, 2013 May 10, 2013 Dec 2/2014 Dec 22/2014
Fully Diluted as at December 31, 2012	1,317,230	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2012, 2011 and 2010:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2010	718,823	$ 1.50
Issued	73,334	$ 2.25
Exercised	(100,800)	$ 1.50
Expired	(246,467)	$ 1.50

Balance, December 31, 2011	444,890	$ 1.65
Expired	(232,667)	$ 1.50

Balance, December 31, 2012	212,223	$ 1.76

At December 31, 2012 and 2011, the following warrants were outstanding and exercisable:

	Exercise	Number of Warrants
Expiry Date	Price	2012	2011

March 11, 2012	$1.50	0	29,333
April 16, 2012	$1.50	0	36,667
May 4, 2012	$1.50	0	33,333
August 16, 2012	$1.50	0	133,334
April 1, 2013	$2.25	33,333	33,333
April 15, 2013	$2.25	33,334	33,334
May 10, 2013	$2.25	6,667	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556

		212,223	444,890

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on June 20, 2012.

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2012 Notice of Annual General Meeting (Exhibit 16 - Incorporated by reference) which has been filed on Sedar.

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference).

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2012, 2011 and 2010:

	Number of Options	Weighted Average Exercise Price

Balance December 31, 2010	10,949	$18.75
Expired	(10,949)	$18.75
Granted	8,000	$2.25

Balance, December 31, 2011	8,000	$2.25
Expired	(8,000)	$2.25

Balance, December 31, 2012	0	$0.00

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value, of which there are no preferred shares issued.

	Capital Stock		Deficit	Reserves		Total Stockholders’ Equity (Deficiency)
	Common Shares	Amount		Warrants	Options

Balance, January 1, 2010	561,352	$23,492,381	$(23,632,148)	$31,884	$218,347	$110,464
Net loss for year	0	0	(451,400)	0	0	(451,400)
Private placement	300,000	270,000	0	0	0	270,000
Warrants exercised	69,533	104,300	0	0	0	104,300
Expiry of options	0	0	17,150	0	(17,150)	0

Balance, December 31, 2010	930,885	23,866,681	(24,066,398)	31,884	201,197	33,364
Net loss for year	0	0	(483,413)	0	0	(483,413)
Private placement	73,334	100,000	0	10,000	0	110,000
Warrants exercised	100,800	151,200	0	0	0	151,200
Expiry of warrants	0	0	31,050	(31,050)	0	0
Expiry of options	0	0	201,197	0	(201,197)	0

Balance, December 31, 2011	1,105,019	24,117,881	(24,317,564)	10,834	0	(188,849)
Net loss for year	0	0	(163,147)	0	0	(163,147)
Adjustment of common shares due
to fractional rounding pursuant
to share consolidation	(12)	0	0	0	0	0

Balance, December 31, 2012	1,105,007	$24,117,881	$(24,480,711)	$10,834	$0	$(351,996)

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012.

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

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property. Colt did not exercise the second tranche of the option. As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property, and the Company now holds a 33% undivided interest in the Extra High Property.

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $41,500 during the twelve months period ended December 31, 2012 (December 31, 2011 - $120,000; December 31, 2010 - $320,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (See Exhibit 10.4.5* - Attached).

The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months’ notice to the other party.

Pursuant to an Investor Relations Agreement with an Arm’s Length Party in Germany (Exhibit 10.24 – Incorporated by reference) the Company granted 8,000 incentive stock options at $2.25 per common share which expired unexercised on June 1, 2012 (Exhibit 10.25 - Incorporated by reference).

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

The following is intended to be a general description of the Canadian and U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law. Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of High 5 Ventures Inc.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

HIGH 5 VENTUERS INC. (“High 5") is classified as a Passive Foreign Investment company (PFIC) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

1) 75% or more of its gross income has been passive;

2) The average percentage of its assets producing passive income is at least 50%.

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of High 5.

Since High 5 has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in High 5, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

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

In lieu of any of the above-described methods, since High 5 is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2012 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash/cheques issued in excess of funds on deposit is classified as FVTPL; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

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

The contractual financial liabilities of the Company as of December 31, 2012 equal $364,703 (2011 - $191,989). All of the current liabilities are due within 90 days of December 31, 2012.

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

i) Currency risk

The Company is not exposed to significant currency risk.

ii) Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash (cheques issued in excess of funds on deposit) is held in bank accounts, and due to the short-term nature of these financial instruments, fluctuations in market interest rates do not have an impact on fair value as at December 31, 2012.

The Company’s payable to key management personnel (included in due to related parties) has an interest rate of prime plus 1%. A 1% change at December 31, 2012 would result in an immaterial change in net loss and comprehensive loss.

iii) Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency and interest rate risk. The Company is not exposed to significant other price risk on its financial assets and liabilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding accounts payable and accrued liabilities, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.high5venturesinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2012: $27,000) (2011: $30,000) and (2010: $33,660).

(b)	Audit – Related Fees were (2012: $3,000) (2011: $9,000) and (2010: $1,000) which are included in the amounts disclosed in item (a) above.

(c)	Tax Fees: Tax fees were (2012: $2,000) (2011: $2,000) and (2010: $2,000) which are included in the amounts disclosed in item (a) above.

(d)	All other Fees were (2012: $Nil) (2011: $Nil) and (2010: $660) which are included in the amounts disclosed in item (a) above.

Further details with respect to the Audit Committee’s Charter is included in the Company’s Information Circular dated May 16, 2012 (see Exhibit 16 – Incorporated by reference).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2012 and 2011, together with the report of the auditors, Smythe Ratcliffe, Chartered Accountants, are filed as part of this Annual Report. The Company's financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Auditors’ Report	Page 49

-Balance Sheets as at December 31, 2012 and December 31, 2011	Page 50

-Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010
Page 51

-Statements of Changes in Stockholders’ Equity (Deficiency) for	Page 52
the years ended December 31, 2012, 2011 and 2010

-Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

-Notes to the Financial Statements	Pages 54-71

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

3.5* Certificate of Name Change to High 5 Ventures Inc.

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

10.4.3	Addendum to the Management Services Agreement dated February 16, 2012.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm

10.4.4	Addendum to the Management Services Agreement dated March 28, 2012.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm

10.4.5* Addendum to the Management Services Agreement dated September 14, 2012.

10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 –
(SEC Accession No.0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm
10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm

10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659)

http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –
(SEC Accession No. 0001137171-09-000478)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm
10.23	Letter of Intent dated May 6, 2011 between the Company and Arqueana de Minerios E Metais Ltda.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_23.htm
10.24	Investor Service Agreement with Ceiba Network UG dated June 1, 2011
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_24.htm
10.25	Option Agreement with Ceiba Network UG dated June 1, 2011
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_25.htm
10.26	Side Letter with Ceiba Network UG dated June 2, 2011
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_26.htm

11.1* Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1	Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

16.	Notice of Annual General Meeting 2012 and Management Proxy Materials.
(SEC Accession No. 0001137171-12-000249)
http://www.sec.gov/Archives/edgar/data/825171/000113717112000249/infocircular.htm

17.	Notice of Annual General Meeting 2011 and Management Proxy Materials.
(SEC Accession No. 0001137171-11-000333) http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex17.htm
18.	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference-
SEC Accession No. 0001137171-10-000418)
19.	Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm
20.	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm

20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials
(Incorporated by reference - previously filed on Form 6-K December 3, 2004)
http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1*	Sarbanes Oxley Act Section 302, Certified by
	Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached)	Page 76

32.1*	Sarbanes Oxley Act Section 906, Certified by
	Bedo H. Kalpakian, C.E.O & C.F.O. (Attached)	Page 77

99. * Financial Exhibits: – (unaudited)

99.1*	Schedules I - Marketable Securities - Other Investments	Page 72

99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters,
	Promoters and Employees other than Related Parties	Page 73

99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated
	Depreciation, Depletion and Amortization of Property, Plant and Equipment	Page 74

* Filed Herewith (Attached)

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Index	Page
1
Independent Auditors’ Report to the Shareholders

Financial Statements

Balance Sheets	2

Statements of Comprehensive Loss	3

Statements of Changes in Stockholders’ Equity (Deficiency)	4

Statements of Cash Flows	5

Notes to Financial Statements	6 - 24

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

We have audited the accompanying financial statements of High 5 Ventures Inc., which comprise the balance sheets as at December 31, 2012 and 2011, and the statements of comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for each of the three years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of High 5 Ventures Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for each of the three years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which describes matters and conditions that indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia

April 15, 2013

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Expressed in Canadian Dollars)

	2012	2011

Assets

Current
Cash	$0	$924
HST receivable	12,706	848
Prepaid expenses	0	1,367

Total Current Assets	12,706	3,139
Mineral Property Interests (note 6)	1	1

Total Assets	$12,707	$3,140

Liabilities

Current
Cheques issued in excess of funds on deposit	$823	$0
Accounts payable and accrued liabilities (note 10)	131,442	125,067
Due to related parties (note 8)	232,438	66,922

Total Liabilities	364,703	191,989

Stockholders’ Deficiency

Capital Stock (note 7)	24,117,881	24,117,881
Reserves	10,834	10,834
Deficit	(24,480,711)	(24,317,564)

Total Stockholders’ Deficiency	(351,996)	(188,849)

Total Liabilities and Stockholders’ Deficiency	$12,707	$3,140

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to financial statements.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Statements of Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

	2012	2011	2010

Expenses
Office (note 8)	$74,138	$67,826	$70,771
Management fees (notes 8 and 12)	41,500	120,000	320,000
Legal, accounting and audit	27,346	62,179	45,919
Regulatory and transfer fees	10,217	8,701	7,678
Rent (note 8)	5,200	3,600	3,600
Finance, interest and foreign exchange (note 8)	2,995	962	915
Telephone, travel, meals and entertainment	1,205	3,294	1,943
Shareholder communication	546	584	574
Mineral property evaluation costs	0	64,928	0
Impairment of mineral property interests (note 6)	0	151,339	0

Net Loss and Comprehensive Loss for Year	$163,147	$483,413	$451,400

Basic and Diluted Loss per Common Share (note 7(e))	$0.15	$0.47	$0.60

Weighted Average Number of Common Shares Outstanding	1,105,007	1,035,163	751,368

See notes to financial statements.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Statements of Changes in Stockholders’ Equity (Deficiency)

Years Ended December 31

(Expressed in Canadian Dollars)

	Capital Stock		Deficit	Reserves		Total Stockholders’ Equity (Deficiency)
	Common Shares	Amount		Warrants	Options

Balance, January 1, 2010	561,352	$23,492,381	$(23,632,148)	$31,884	$218,347	$110,464
Net loss for year	0	0	(451,400)	0	0	(451,400)
Private placement	300,000	270,000	0	0	0	270,000
Warrants exercised	69,533	104,300	0	0	0	104,300
Expiry of options	0	0	17,150	0	(17,150)	0

Balance, December 31, 2010	930,885	23,866,681	(24,066,398)	31,884	201,197	33,364
Net loss for year	0	0	(483,413)	0	0	(483,413)
Private placement	73,334	100,000	0	10,000	0	110,000
Warrants exercised	100,800	151,200	0	0	0	151,200
Expiry of warrants	0	0	31,050	(31,050)	0	0
Expiry of options	0	0	201,197	0	(201,197)	0

Balance, December 31, 2011	1,105,019	24,117,881	(24,317,564)	10,834	0	(188,849)
Net loss for year	0	0	(163,147)	0	0	(163,147)
Adjustment of common shares due to fractional
rounding pursuant to the share consolidation	(12)	0	0	0	0	0

Balance, December 31, 2012	1,105,007	$24,117,881	$(24,480,711)	$10,834	$0	$(351,996)

See notes to financial statements.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2012	2011	2010

Operating Activities
Net loss	$(163,147)	$(483,413)	$(451,400)
Items not involving cash
Write-off of mineral property interests	0	151,339	0
Share-based payment	0	3,250	0

	(163,147)	(328,824)	(451,400)
Changes in non-cash working capital (note 9)	161,400	63,475	76,218

Cash Used in Operating Activities	(1,747)	(265,349)	(375,182)

Financing Activity
Issue of common shares and warrants	0	261,200	374,300

Investing Activities
Proceeds from mineral tax credit	0	0	1,060
Expenditures on mineral property interest	0	0	(263)

Cash Provided by Investing Activities	0	0	797

Net Outflow of Cash	(1,747)	(4,149)	(85)
Cash, Beginning of Year	924	5,073	5,158

Cash (Cheques Issued in Excess of Funds on Deposit), End of Year	$(823)	$924	$5,073

Supplemental Information (note 9)

See notes to financial statements.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5” or the “Company”), and the Company consolidated its capital stock on the basis of 15 (old) Kokomo shares for 1 (new) High 5 share. The shares of High 5 trade on the Canadian National Stock Exchange under the symbol “HHH”, and in the USA, the shares of High 5 trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s head office is located at 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

2.             GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2012 - $163,147; 2011 - $483,413; 2010 - $451,400), has a deficit of $24,480,711 (2011 - $24,317,564), a working capital deficiency of $351,997 (2011 - $188,850), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

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

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.             BASIS OF PRESENTATION

(a)           Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(a) Statement of compliance (continued)

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(b)           Approval of the financial statements

The financial statements of High 5 for the year ended December 31, 2012 were approved and authorized for issue by the Board of Directors on April 15, 2013.

(c)           New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

I FRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

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

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010). The Company has not yet assessed the impact of IFRS 9 (2009) on its statements of comprehensive loss and balance sheets.

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(c) New accounting pronouncements (continued)

IFRS 9 Financial Instruments (2010) (continued)

This standard applies to annual periods beginning on or after January 1, 2015 and supersedes IFRS 9 (2009). However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard. The Company has not yet assessed the impact of IFRS 9 (2010) on its balance sheets and statements of comprehensive loss.

IFRS 13 Fair Value Measurement

This IFRS standard defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•                     Level 1 – quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

•                     Level 2 – inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•                     Level 3 – unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of IFRS 13 on its balance sheets and statements of comprehensive loss.

(d)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment of non-current assets, valuation of share-based payments, recoverability of deferred tax assets and provision for reclamation costs. Actual results could differ from those estimates. Key judgments and estimates made by management with respect to those areas noted previously have been disclosed in the notes to the financial statements as appropriate.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Financial instruments (continued)

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

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)           Exploration and evaluation assets

i)              Exploration and evaluation expenditures

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and classified as a component of mineral property interests. Such expenditures include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to a property, and directly attributable to general and administrative costs. From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

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

The recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation or alternatively the sale of the respective areas of interest.

iii)            Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

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

iii) Decommissioning liabilities (continued)

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

(d)           Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Share-based payments (continued)

goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

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

5.             FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash/cheques issued in excess of funds on deposit is classified as FVTPL; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•                                 Credit risk;

•                                 Liquidity risk; and

•                                 Market risk.

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

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

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk (continued)

The contractual financial liabilities of the Company as of December 31, 2012 equal $364,703 (2011 - $191,989). All of the current liabilities are due within 90 days of December 31, 2012.

(c)           Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

i)              Currency risk

The Company is not exposed to significant currency risk.

ii)             Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash (cheques issued in excess of funds on deposit) is held in bank accounts, and due to the short-term nature of these financial instruments, fluctuations in market interest rates do not have an impact on fair value as at December 31, 2012.

The Company’s payable to key management personnel (included in due to related parties) has an interest rate of prime plus 1%. A 1% change at December 31, 2012 would result in an immaterial change in net loss and comprehensive loss.

iii)            Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency and interest rate risk. The Company is not exposed to significant other price risk on its financial assets and liabilities.

6.             MINERAL PROPERTY INTERESTS

Extra High Property	Total

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Balance, January 1, 2010	$151,077	$151,077
Geological, geochemical, trenching and drilling	263	263

Balance, December 31, 2010	151,340	151,340
Impairment of mineral property interests	(151,339)	(151,339)

Balance, December 31, 2011 and 2012	$1	$1

There have been no disposals of mineral properties and no amortization has been taken on any capitalized exploration and evaluation expenditures over the past three years.

6. MINERAL PROPERTY INTERESTS (Continued)

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

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008. Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest. Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, in the 2011 fiscal year-end the Company recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

2012	2011	2010	Cumulative to 2012

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	263	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	(151,339)	0	(151,339)

	$0	$(151,339)	$263	$1

6. MINERAL PROPERTY INTERESTS (Continued)

(b)           Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. These Mineral Leases were previously written off at the end of fiscal 2000. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

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

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

7.             CAPITAL STOCK

(a)           Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)           Issued

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 (note 1).

During 2011, the Company entered into two non-brokered private placement financing agreements and issued an aggregate 73,334 units at $1.50 per unit for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to

7. CAPITAL STOCK (Continued)

(b) Issued (continued)

warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $2.25 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2011, a total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

(c)           Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2010	718,823	$ 1.50
Issued	73,334	$ 2.25
Exercised	(100,800)	$ 1.50
Expired	(246,467)	$ 1.50

Balance, December 31, 2011	444,890	$ 1.65
Expired	(232,667)	$ 1.50

Balance, December 31, 2012	212,223	$ 1.76

At December 31, 2012 and 2011, the following warrants were outstanding and exercisable:

	Exercise	Number of Warrants
Expiry Date	Price	2012	2011

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

March 11, 2012	$1.50	0	29,333
April 16, 2012	$1.50	0	36,667
May 4, 2012	$1.50	0	33,333
August 16, 2012	$1.50	0	133,334
April 1, 2013	$2.25	33,333	33,333
April 15, 2013	$2.25	33,334	33,334
May 10, 2013	$2.25	6,667	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556

		212,223	444,890

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

	Number of Options	Weighted Average Exercise Price

Balance December 31, 2010	10,949	$18.75
Expired	(10,949)	$18.75
Granted	8,000	$2.25

Balance, December 31, 2011	8,000	$2.25
Expired	(8,000)	$2.25

Balance, December 31, 2012	0	$0.00

In 2011, the Company granted 8,000 stock options with an exercise price of $2.25 per share, which were exercisable up to June 1, 2012. In respect to the stock option grant is a cash settlement option that allows the option holder to receive $3,250 if the stock options were not exercised by the expiry date. The fair value of the options granted during 2011 has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected as an accrual and is included in accounts payable and accrued liabilities. On June 1, 2012, the 8,000 stock options expired unexercised. As at December 31, 2012, there are no stock options outstanding.

The weighted average remaining contractual life for options outstanding at December 31, 2012 is nil (2011 - 0.5) years.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

(e)           Loss per share

The calculation of loss per share is based on the following data:

	2012	2011	2010

Loss attributable to common shareholders	$163,147	$483,413	$451,400
Weighted average number of shares outstanding	1,105,007	1,035,163	751,368
Basic and diluted loss per share	$0.15	$0.47	$0.60

The diluted loss per share does not include the effect of stock options or warrants as they are anti-dilutive.

8.             RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	2012	2011

Advances from directors (interest at prime plus 1%)	$98,223	$8,522
Entities controlled by directors (non-interest-bearing)	134,215	58,400

	$232,438	$66,922

	2012	2011	2010

Interest charged on amounts due to related parties	$2,427	$0	$0
Rent charged by entities with common directors	5,200	3,600	3,600
Office expenses charged by an entity with common directors	56,517	63,622	56,841

	$64,144	$67,222	$60,441

The remuneration of directors and key management personnel during the year is as follows:

	2012	2011	2010

Management fee	$41,500	$120,000	$320,000

9.             CHANGES IN NON-CASH WORKING CAPITAL

2012	2011	2010

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

HST receivable	$(11,858)	$11,546	$(7,484)
Prepaid expenses	1,367	(1,367)	0
Accounts payable and accrued liabilities	6,375	55,294	24,831
Due to related parties	165,516	(1,998)	58,871

	$161,400	$63,475	$76,218

Supplemental information
Non-cash item
Share-based payment included in accounts payable and accrued liabilities	$0	$3,250	$0
Interest paid	$0	$0	$0
Income taxes paid	$0	$0	$0

10.          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2012	2011

Trade payables	$110,162	$86,378
Accrued liabilities	21,280	38,689

	$131,442	$125,067

11.          INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 25.0% (2011 - 26.5%; 2010 - 28.5%) to income before income taxes. The reasons for the differences are as follows:

	2012	2011	2010

Loss before income taxes	$163,147	$483,413	$451,400
Statutory income tax rate	25.0%	26.5%	28.5%

Expected income tax benefit	40,787	128,104	128,649
Items not deductible for income tax purposes	(6)	937	873
Change in timing differences	(7,465)	(29,314)	(766)
Effect of change in tax rate	287	(5,034)	(15,906)
Unrecognized benefit of deferred tax assets	(33,603)	(94,693)	(112,850)

Income tax expense (recovery)	$0	$0	$0

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 16.5% to 15.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.5% to 25.0%.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2012	2011

Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	29,700
Non-capital losses carried forward	2,335,956	2,172,833
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$6,637,141	$6,502,730

11. INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	336,000
2032	163,000

$2,336,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

12.          COMMITMENT

The Company has a management services agreement (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Management Services Agreement was renewed on November 1, 2011, which is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party. Previously, the remuneration payable for the services provided by Kalpakian Bros. was $10,000 plus HST per month. In February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced to $2,500 plus HST per month as of April 1, 2012. Effective as of October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST per month to $500 plus HST per month.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

13.          CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2012. The Company is not subject to externally imposed capital requirements.

14.          EVENTS AFTER THE REPORTING PERIOD

(a)	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 755,000 units at $0.15 per unit for total proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrants to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

(b)	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 650,000 units at $0.15 per unit for total proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

(c)           In January 2013, the Company paid $102,480 to Kalpakian Bros. for outstanding management fees included in amounts due to related parties.

(d)           In January 2013, the Company paid $10,000 to Kalpakian Bros as repayment of certain outstanding loans made by Kalpakian Bros. to the Company, included in amounts due to related parties.

(e)           On March 4, 2013, the Company closed the third tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 100,000 units at $0.15 per unit for total proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fee.

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

(f)	On March 18, 2013, a total of 130,000 stock options exercisable at $0.20 per share were granted to a consultant.

(g)	On April 1, 2013, a total of 33,333 share purchase warrants exercisable at $2.25 per share expired unexercised.

(h)	On April 15, 2013, a total of 33,334 share purchase warrants exercisable at $2.25 per share expired unexercised.

15. COMPARATIVE FIGURES

Certain prior period comparative figures presented in the financial statements have been reclassified to conform to the presentation adopted in the current year.

Exhibit 99.1*

HIGH 5 VENTURES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2012

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Nil	Nil	Nil	Nil	Nil

Exhibit 99.2*

HIGH 5 VENTURES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor		Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2012	$
Las Vegas From Home. com Entertainment Inc.		(8,400)	(18,965)	0	0	(27,365)
Jacob H. Kalpakian		(8,522)	(90,701)	1,000	0	(98,223)
Green Arrow Resources Inc.		0	(4,370)	0	0	(4,370)
Kalpakian Bros. of B.C. Ltd.		(56,000)	(46,480)	0	0	(102,480)

2011	$
Las Vegas From Home. com Entertainment Inc.		(22,127)	(31,252)	44,979	0	(8,400)
Jacob H. Kalpakian		(26,792)	(37,893)	56,163	0	(8,522)

2010	$
Las Vegas From Home. com Entertainment Inc.		(1,616)	(20,511)	0	0	(22,127)
J. Wayne Murton (geological services)		0	(277)	277	0	0
Colt Resources Inc.		615	0	(615)	0	0
Bedo H. Kalpakian		(3,035)	(15)	3,050	0	0
Jacob H. Kalpakian		(6,013)	(49,400)	28,621	0	(26,792)

Exhibit 99.3*

HIGH 5 VENTURES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2012
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

I, Bedo H. Kalpakian, certify that:

1.	I have reviewed this Annual Report on Form 20-F (2012) of High 5 Ventures Inc. (formerly Kokomo Enterprises Inc.).

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	I act as both the Company’s certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

Date: April 30, 2013

“Bedo H. Kalpakian”

________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of High 5 Ventures Inc., (the "Company") on Form 20-F for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 30th day of April, 2013

High 5 Ventures Inc.

“Bedo H. Kalpakian”
_____________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2012) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH 5 VENTURES INC.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
Chief Executive Officer and
Chief Financial Officer

Dated this 30th day of April, 2013.