Form 20-F
period 2013-12-31
High 5 Ventures Inc.
filed 2014-05-09
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,406,352 common shares as of December 31, 2013. No preferred shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

____________________________________________________________________________________

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐

By the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑

HIGH 5 VENTURES INC.

FORM 20-F ANNUAL REPORT 2013

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3. KEY INFORMATION	4
ITEM 4. INFORMATION ON THE COMPANY	9
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	14
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	25
ITEM 8. FINANCIAL INFORMATION	29
ITEM 9. THE OFFER & LISTING	29
ITEM 10. ADDITIONAL INFORMATION	32
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	40
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	41
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	41
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	42
ITEM 15. CONTROLS AND PROCEDURES	42
ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.	43
ITEM 17. FINANCIAL STATEMENTS	43
ITEM 18. FINANCIAL STATEMENTS	47
ITEM 19. LIST OF EXHIBITS	44
Exhibit 99.2*	69
Exhibit 99.3*	71
Exhibit 11.1	72
Exhibit 31.1	73
Exhibit 32.1	74
SIGNATURE PAGE	75

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Bedo H. Kalpakian(1)* Richmond, British Columbia, Canada	President, CEO,CFO and Director
Jacob H. Kalpakian Vancouver, British Columbia, Canada	Vice President and Director
Gregory T. McFarlane* Las Vegas, Nevada, USA	Director
Fred A. C. Tejada* Surrey, British Columbia, Canada	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary
(1)	Chairman of the Audit Committee
*Members of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of High 5 Ventures Inc. (hereinafter referred to as the “Company” or the “Registrant” or “High 5”). The financial data under the table 2009 has been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) and the financial data under 2010, 2011, 2012 and 2013 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On April 16, 2009 the Company’s share capital was consolidated on the basis of twenty-five old common shares for one new common share, and on August 31, 2012 the Company’s share capital was consolidated on the basis of fifteen old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2013) have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the table 2009 has been prepared in accordance GAAP.

Year Ended December 31, 2009
Operating Revenue	$0
Interest Income	$270
Net Income (loss)	$(550,218)
Basic net earnings/(loss) per common share	$(2.19)
Total Assets	$162,205
Capital Stock	$23,492,381
Number of common shares at year-end	561,352
Long term-obligations	$0
Cash dividends	$0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 15:1 consolidation described in Information on the Company under Item 4. of this Annual Report.

TABLE I

The financial data under the tables 2013, 2012, 2011 and 2010 have been prepared in accordance with IFRS.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Operating Revenue	$0	0	0	0
Interest Income	$0	0	0	27
Net loss	$(324,031)	(163,147)	(483,413)	(451,400)
Basic and diluted loss per common share before other items	$(0.08)	(0.15)	(0.47)	(0.60)
Total Assets	$853,725	12,707	3,140	168,807
Capital Stock	$25,272,401	24,117,881	24,117,881	23,866,681
Number of common shares at year-end	6,406,352	1,105,007	1,105,019	930,885
Long-term obligations	$0	0	0	0
Cash dividends	$0	0	0	0

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

TABLE II

Year Ended December 31, 2009
Net earnings/(loss)	$(489,936)
Basic earnings/(loss) per common share	$(1.95)
Number of Common shares at year end	561,352
Total Assets	$11,128

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2013	0.9747	0.9463
August 2013	0.9714	0.9497
September 2013	0.9783	0.9497
October 2013	0.9719	0.9538
November 2013	0.9599	0.9398
December 2013	0.9446	0.9342

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2013	For Year Ended December 31, 2012	For Year Ended December 31, 2011	For Year Ended December 31, 2010	For Year Ended December 31, 2009
Average rate ($)(2)	0.9710	1.0003	1.0110	0.9706	0.8760
High ($)(3)	1.0165	1.0327	1.0607	1.0054	0.9470
Low ($)(3)	0.9342	0.9618	0.9480	0.9307	0.7916

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2013, the U.S. $1.00 was equal to Cdn $1.0636.

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

- Disruption in Trading: Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade order at any time for certain reasons, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

- Tax Considerations – Persons considering the purchase of the Company’s common shares should consult their tax advisors with regard to the application of Canadian, U.S. and other tax laws to their particular situation.

-    Investment in Mexican Gaming Company: In respect to the Issuer’s investment in the Mexican Gaming Company, as of December 31, 2013, the Issuer has not received any casino royalty revenues from the Mexican Gaming Company. There are no assurances whatsoever that the Issuer shall receive regular casino royalty revenues from the Mexican Gaming Company.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is HIGH 5 VENTURES INC. (“High 5”).

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 (Exhibit 3.1 – Incorporated by reference) and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984. On May 31, 1988, the Company adopted as the French form of its name "Ressources Armeno Inc.". On May 25, 1992, the name of the Company was changed to Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form. On April 25, 2000, the name of the Company was changed from Ag Armeno Mines and Minerals Inc. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to Golden Nugget Exploration Inc. On May 2, 2002, the name of the Company was changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc. On January 17, 2005, the name of the Company was changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference). On March 19, 2007, the Company changed its name to Zab Resources Inc. On April 16, 2009, the Company changed its name from Zab Resources Inc. to Kokomo Enterprises Inc. On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. to High 5 Ventures Inc. (Exhibit 3.5 – Incorporated by reference).

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board and are now listed for trading on the OTCQB tier of the OTC Markets Group Inc. (“OTCQB). Effective November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the “CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

On July 30, 1986, the Company's share capital split on the basis of one-old-for-two-new common shares. On May 25, 1992, the Company's share capital was consolidated on the basis of ten-old-for-one-new common share. On April 25, 2000, the Company’s share capital was consolidated on the basis of fifteen-old-for-one-new common share. On May 2, 2002, the Company’s share capital was consolidated on the basis of five-old-for-one-new common share and its authorized share capital was subsequently increased to 200,000,000 common shares without par value. On January 17, 2005, the Company’s share capital was consolidated on the basis of thirty-five-old-for-one-new common share and its authorized share capital was increased to an unlimited number of common and preferred shares without par value. On March 19, 2007, the Company subdivided its capital stock on a 1 (old) share for 50 (new) shares basis. As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. (“Zab”) commenced trading on March 22, 2007 on the OTC Bulletin Board in the USA under the symbol “ZABRF”.

As of November 28, 2007, the common shares of the Company have been listed for trading on the Canadian Securities Exchange (“CSE”) (formerly known as the Canadian National Stock Exchange (CNSX)) under the trading symbol “ZABK”. On October 17, 2008, the Company’s CSE symbol was changed to “ZAB” pursuant to the CSE adopting a three character symbol format.

On April 16, 2009, the Company’s share capital was consolidated on the basis of 25 (old) shares for 1 (new) share and the Company changed its name to Kokomo Enterprises Inc. (“Kokomo”). As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CSE under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.

On August 31, 2012, the Company’s share capital was consolidated on the basis of 15 (old) common shares for 1 (new) common share and the Company changed its name to High 5 Ventures Inc. (“High 5”). As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CSE under the symbol “HHH”, and in the U.S.A. the shares of High 5 trade on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

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

Effective as of April 26, 2013, the Company’s office is located at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The telephone number is (604) 681-1519 (ext. 6106) and the telefax number is (604) 681-9428. The contact person is Bedo H. Kalpakian.

The Company's registered office and records office is located at: P.O. Box 10068, #1600 -609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3. The telefax number is (604) 669-3877.

The Registrar and Transfer Agent of the Company is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC, Canada V6C 3B9. The telefax number is (604) 661-9407.

The Auditors of the Company are Smythe Ratcliffe LLP, Chartered Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

Item 4.B. Business Overview

Summary

High 5 is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. The principal business of High 5 is in mineral exploration. However, as of December 31, 2013 the Company has a minority investment in a non-mining related project located in Mexico.

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

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. At the time, Mr. J.W. Murton was a director of the Company. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s corporate website, www.high5ventures.com. For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.high5ventures.com.

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

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property. A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes. The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work. The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101. At the time, Mr. J. W. Murton was a director of the Company. For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.high5ventures.com

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

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

As at December 31, 2011, 2012 and 2013, the Company held a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Acquisition, exploration and evaluation costs incurred in the Extra High Property are as follows:

	2013	2012	2011	Cumulative to 2013

Acquisition (property option payments)	$0	$0	$0	$150,000
Expenditures during the year
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	0	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	0	(151,339)	(151,339)

	$0	$0	$(151,339)	$1

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Property.

The Extra High Property, consisting of a total area of approximately 1,074 hectares, is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

Legal Description

The Extra High Mineral Property tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #		EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082	M	2016/APR/02
509956	Extra High	182.52	2005/MAR/31	082	M	2016/APR/02
509961	Extra High	121.664	2005/MAR/31	082	M	2016/APR/02
509963	Extra High	40.569	2005/MAR/31	082	M	2016/APR/02
509969	Extra High	344.834	2005/MAR/31	082	M	2016/APR/02
510213	Extra High	20.289	2005/APR/05	082	M	2016/APR/02
510214	Extra High	40.557	2005/APR/05	082	M	2016/APR/02
510215	Extra High	81.124	2005/APR/05	082	M	2016/APR/02
510306	Extra High	60.857	2005/APR/05	082	M	2016/APR/02

509952	Super High #1	60.824	2005/MAR/31	082	M	2016/MAR/31
520184	Super High #2	20.275	2005/SEP/20	082	M	2016/SEP/20
520186	Super High #3	40.544	2005/SEP/20	082	M	2016/SEP/20

II.	Ontario, Canada Lithium Properties (Mineral Leases)

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

III.	Investment in Mexican Gaming Company

On April 8, 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000, advanced $49,200, and recognized $nil in royalty revenues. As there is no quoted market price in an active market for the Mexican gaming company, fair value cannot be readily determined and the investment as at December 31, 2013 is carried at cost (see Exhibit 10.13* – Attached hereto).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2013, 2012 and 2011 which are in accordance with IFRS:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(324,031)	(163,147)	(483,413)
Basic and diluted loss per common share before other items	(0.08)	(0.15)	(0.47)
Net loss	(324,031)	(163,147)	(483,413)
Total assets	853,725	12,707	3,140
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Note: All common shares and per share amounts included in the above table for the years ended December 31, 2013, 2012 and 2011 have been restated to give retroactive effect to the 15:1 share consolidation described in Information on the Company under Item 4. of this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding as shown in the Annual Statements of Comprehensive Loss for the above mentioned periods.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

Effective August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and consolidated its share capital on the basis of fifteen (old) Kokomo common shares for one (new) High 5 common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “HHH”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s office is located at Suite 300, 570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012.

On April 8, 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company has agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000, advanced $49,200, and recognized $nil in royalty revenues (see Exhibit 10.13 – Attached hereto).

At the Annual General Meeting of the Company’s shareholders which was held on September 18, 2013, the shareholders received the Audited Financial Statements for the years ended December 31, 2012 and 2011 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

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

Costs incurred in respect to the Arqueana Property are as follows:

15

	2011

Due Diligence Report	$37,492
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	13,326
Miscellaneous	2,608
	$64,928	*

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

For the year ended December 31, 2013:-

•	The Company’s operating expenses were $324,031 as compared to $163,147 for the corresponding period in 2012 and as compared to $483,413 for the corresponding period in 2011. The increase in the Company’s operating expenses during the year ended December 31, 2013 was mainly due to Finance and interest as a result of the issuance of the convertible debentures, and Consulting expenses.

•	The Company recorded a net loss of $324,031 as compared to a net loss of $163,147 during the corresponding period in 2012 and as compared to a net loss of $483,413 during the corresponding period in 2011. The increase in the Company’s net loss during the year ended December 31, 2013 was due to the increase in operating expenses as noted above.

•	The basic and diluted loss per common share was $0.08 as compared to a basic and diluted loss of $0.15 during the corresponding period in 2012 and as compared to a basic and diluted loss of $0.47 during the corresponding period in 2011.

•	The Company’s total assets were $853,725 as compared to $12,707 during the corresponding period in 2012 and as compared to $3,140 during the corresponding period in 2011. The increase in the Company’s total assets was mainly due to the Company’s ability to raise some funds through the issuance of convertible debentures in order to make an investment in the Mexican Gaming Company.

•	The Company had a working capital deficiency of $328,645 as compared to a working capital deficiency of $351,997 during the corresponding period in 2012 and as compared to a working capital deficiency of $188,850 during the corresponding period in 2011.The Company’s working capital deficiency during the year ended December 31, 2013 was slightly lower than the corresponding period in 2012 due to a decrease in the Company’s liabilities.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(67,327)	(90,303)	(124,797)	(41,604)
Loss per common share	(0.01)	(0.02)	(0.05)	(0.02)

For the Quarterly Periods ended:	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(43,951)	(36,586)	(35,397)	(47,213)
Loss per common share	(0.04)	(0.03)	(0.03)	(0.04)

For the Quarterly Periods ended:	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(297,164)	(58,644)	(76,440)	(51,165)
Loss per common share	(0.27)	(0.05)	(0.07)	(0.05)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2014, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2013:-

•	The Company’s operating expenses were $324,031 as compared to $163,147 for the corresponding period in 2012 and as compared to $483,413 for the corresponding period in 2011. The increase in the Company’s operating expenses during the year ended December 31, 2013 was mainly due to Finance and interest as a result of the issuance of the convertible debentures, and Consulting expenses

•	The Company recorded a net loss of $324,031 as compared to a net loss of $163,147 during the corresponding period in 2012 and as compared to a net loss of $483,413 during the corresponding period in 2011. The increase in the Company’s net loss during the year ended December 31, 2013 was due to the increase in operating expenses as noted above.

•	The basic and diluted loss per common share was $0.08 as compared to a basic and diluted loss of $0.15 during the corresponding period in 2012 and as compared to a basic and diluted loss of $0.47 during the corresponding period in 2011.

• The Company’s total assets were $853,725 as compared to $12,707 during the corresponding period in 2012 and as compared to $3,140 during the corresponding period in 2011. The increase in the Company’s total assets was mainly due to the Company’s ability to raise some funds through the issuance of convertible debentures in order to make an investment in the Mexican Gaming Company.

• The Company had a working capital deficiency of $328,645 as compared to a working capital deficiency of $351,997 during the corresponding period in 2012 and as compared to a working capital deficiency of $188,850 during the corresponding period in 2011.

·	The Company’s total liabilities were $333,169 as compared to $364,703 for the corresponding period in 2012 and as compared to $191,989 for the corresponding period in 2011.

Private Placement Financing

During the year ended December 31, 2013, the following share financings occurred:

•	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 755,000 units at $0.15 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

•	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 650,000 units at $0.15 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

•	On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

•	On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

There were no share financings during the year ended December 31, 2012.

During the year ended December 31, 2011, the following share financings occurred:

• The Company entered into two non-brokered private placement financing agreements and issued an aggregate 73,334 units at $1.50 per unit for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to warrants. Each unit consists of one common share and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $2.25 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

• A total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Convertible Debentures Financing

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under Equity Portion of Convertible Debenture Reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under Equity Portion of Convertible Debenture Reserve.

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 12,000 common shares at $0.25 per share fair valued at $3,000 and 20,000 agent warrants at an exercise price of $0.25 until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under Equity Portion of Convertible Debenture Reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible to common shares of the Company at a conversion of $0.25 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the Company elected to convert the principal amount of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations to these twelve arm’s length parties pursuant to the convertible debentures.

From time to time, the Company finances its mineral exploration programs through the issuance of flow-through common shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. As of the date of this Annual Report, the Company has expended on its Canadian mineral properties all funds received by the Company through the issuance of flow-through common shares.

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

During the twelve months ended December 31, 2013, a total of 200,000 stock options exercisable at $0.20 per share have been granted to consultants which expire on March 18, 2016 as to 130,000 stock options and May 15, 2016 as to 70,000 options. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Item 5.C. Research and development, patents and licences

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as High 5 will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Item 5.E. Off balance sheets arrangements.

The Company has no off balance sheets arrangements and the Company’s financial information including its balance sheets and statements of comprehensive loss have been fairly represented in accordance with IFRS.

Item 5.F. Tabular disclosure of contractual obligations

Apart from two outstanding convertible debentures for a total principal amount of $100,000, the Company has no Short and Long Term Debt Obligations, Capital Lease Obligations, Purchase Lease Obligations, or Other Long Term Liabilities reflected on the Company’s Balance Sheets (see Exhibit 10.14* - Attached hereto).

In respect to information covered by Items 5.E. and 5.F., all financial information and statements have been fairly represented in accordance with IFRS.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2013, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946	Vice President of the Registrant	1984 to 1990
			President of Registrant	1991 to Present
			CEO & CFO of the Registrant	2004 to Present
			Chairman of Las Vegas From Home.com Entertainment Inc. (“LVFH”)	1991 to Present
			CFO of LVFH	2004 to Present
			Director of Green Arrow Resources Inc.	April 2012 to Present
			Director of Alchemist Mining Inc.	2010 to 2012
			Director of Active Growth Capital Inc.	Nov 2010 to July 2011
			President, CEO of Colt Resources Inc.	2007 to 2008
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant;	1991 to Present
			President of LVFH	1991 to Present
			CEO of LVFH	2004 to Present
			CEO, CFO & Secretary of CapGain Properties Inc.	2011 to January 2013
			President & CEO of Green Arrow Resources Inc.	April 2012 to Present
			Director of Alchemist Mining Inc.	20120 to 2012
			President of Active Growth Capital Inc. and Director	Nov 20120 to June 2011 July 2011
			Vice President of Colt Resources Inc.	2007 to 2008
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and LVFH;	1992 to Present
			Principal of McFarlane Media, LLC (2005)	2005 to Present
Fred A.C. Tejada* Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant	December 2009 to Present
			President of Tirex Resources Inc.	October 2011 to Present
			Vice President Operations and Exploration of Tirex Resources	June 2011 to October 2011
			Vice President Exploration of Panoro Minerals Ltd.	July 2007 to June 2011
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
			Corporate Secretary of LVFH	2008 to Present
			Corporate Secretary of Green Arrow Resources Inc.	2012 to Present

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

Item 6.B. Compensation

Certain directors, officers and employees of the Company were covered under a group medical and dental insurance plan until June 30, 2013. Presently there exists no plan regarding directors' and officers' pension, retirement or other similar benefits. Furthermore, there are no amounts set aside or accrued by the Company to provide pension, retirement or similar benefits.

In the past, the Company hired the services of J.W. Murton & Associates to provide geological services. J.W. Murton & Associates is a private company owned by a former director of the Company.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the twelve months period ended December 31, 2013 (December 31, 2012: $41,500; December 31, 2011: $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months’ notice to the other party.

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

During 2013 and 2012, there were no stock options granted to Directors, Officers and Employees.

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

6.C.2. Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the twelve months period ended December 31, 2013 (December 31, 2012: $41,500; December 31, 2011: $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which was held on September 18, 2013. The Company’s 2013 Annual Information Circular (see Exhibit 15* – Attached) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2013 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	428,583 (directly) 84,986 (indirectly)(1)	8.02%
Jacob H. Kalpakian Vancouver, BC, Canada	281,261 (directly) 846,765 (indirectly)(2)	17.61%
Gregory T. McFarlane Las Vegas, Nevada, USA	756 direct	0.01%
Fred A.C. Tejada Surrey, BC, Canada	0	0%
Maria P. Arenas Surrey, BC, Canada	3,433 direct	0.05%

Notes:* Based on 6,406,352 issued and outstanding common shares as of December 31, 2013.

(1)	Of these common shares, 56,786 are held by Kalpakian Bros. of B.C. Ltd., 18,000 are held by BHK Management Inc. and 10,200 are held by a family member.

(2) Of these common shares, 56,786 are held by Kalpakian Bros. of B.C. Ltd.,18,000 are held by 30 Rock Management Inc. and 771,979 are held by family members.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s last Annual General Meeting which took place on September 18, 2013 (see Exhibit 15* – Attached)

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During the twelve months period ended December 31, 2013, the Company granted to two consultants a total number of 200,000 stock options exercisable at $0.20 per share of which 130,000 stock options expire on March 18, 2016 and 70,000 stock options expire on May 15, 2016.

During 2013 and 2012 there were no stock options granted to Directors, Officers and, Employees.

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

As at December 31, 2013, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	1,584,809 (1)	24.74%
(1)	Of these shares, 428,583 common shares are held by Bedo H. Kalpakian directly, 281,261 common shares are held by Jacob H. Kalpakian directly, 92,786 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 782,179 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

* Based on 6,406,352 issued and outstanding common shares as of December 31, 2013.

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

* Based on 1,105,019 issued and outstanding common shares as of December 31, 2011.

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

7.A.2. As of December 31, 2013, the Company had 6,406,352 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 28,981 outstanding common shares and 25 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Item 7.B. Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by common key management personnel. In addition, the Company previously shared office with CapGain Properties Ltd. (“CapGain”) from September 2011 until January 2013.

The Company together with Las Vegas and Green Arrow have entered into a sub-lease agreement with an arm’s length party for office space which expires on July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. Effective as of May 1, 2013, the Company is being charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at December 31, consist of the following:

	2013	2012

Advances from directors (interest at prime plus 1%)	$116,282	$98,223
Entities controlled by directors (non-interest-bearing)	21,188	134,215

	$137,470	$232,438

During the year ended December 31, the following amounts were charged by related parties.

	2013	2012	2011

Interest charged on amounts due to related parties	$1,282	$2,427	$—
Rent charged by entities with common directors	17,918	5,200	3,600
Office expenses charged by an entity with common directors	67,957	56,517	63,622

	$87,157	$64,144	$67,222

The Company has an agreement for office support services with Las Vegas. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

The remuneration of directors and key management personnel during the year is as follows:

	2013	2012	2011

Management fees	$6,000	$41,500	$120,000

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

Active Growth Capital Inc. (“Active Growth”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was a director of Active Growth from November 2010 up to July 2011, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Active growth from November 2010 up to June 2011 and a director until July 2011. For the year ended December 31, 2011, Active Growth was charged by the Company for its share of certain expenses paid by the Company on behalf of Active Growth of $Nil (2012: $Nil; 2011: $3,506).

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the twelve months period ended December 31, 2013 (December 31, 2012 - $41,500; December 31, 2011 - $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST per month to $500 plus GST per month (Exhibit 10.4.5 - Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Pink of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Las Vegas and Gregory T. McFarlane is a director of Las Vegas;
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada and on the OTCQX of the OTC Markets Inc. in the U.S.A. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Active Growth Capital Inc. (“Active Growth”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was an officer of Active Growth from November 2010 until June 2011 and a director until July 2011, and Bedo H. Kalpakian was a director of Active Growth from November 2010 until July 2011;
-	CapGain Properties Inc. (“CapGain”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a director from January 2011 until January 2013;
-	Alchemist Mining Inc. (“Alchemist”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian were directors of Alchemist from October 2010 until May 2012.

-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian are directors of Green Arrow since April 2012. Jacob H. Kalpakian is also the President and CEO of Green Arrow.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements for the year ended December 31, 2013, are included in Item 17 of this report.

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

Item 8. B. Significant Changes

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and consolidated its share capital on the basis of one new High 5 common share for every fifteen old Kokomo common shares (1:15). As a result, the Company’s trading symbol on the CSE is “HHH” and in the USA, on the OTCQB tier of the OTC Markets is “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

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

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian Securities Exchange (“CSE”) (formerly Canadian National Stock Exchange) under the trading symbol “ZABK”. On October 17, 2008, the Company’s CSE symbol was changed to “ZAB” pursuant to the CSE adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”) and the Company’s share capital was consolidated on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo. As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CSE under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTCQB under the symbol “KKOEF”. The Cusip number of the Company’s common shares was 500323100.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and the Company’s share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5. As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CSE under the symbol “HHH” and in the USA, the shares of High 5 commenced trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTCQB and on the CSE for the periods indicated.

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2009	0.90	0.90	7,327
2010	3.00	.1.20	8,267
2011	2.12	1.20	1,555
2012	0.15	0.19	666
2013	0.28	0.28	4,600

Two Most Recent Financial Years

Year 2012
Jan 1 – Mar 31	n/a	n/a	0
Apr 1 – Jun 30	0.15	0.15	320
Jul 1 – Sept 30	0.15	0.68	180
Oct 1 – Dec 31	0.19	0.19	166

Year 2013
Jan 1 – Mar 31	n/a	n/a	0
Apr 1 – Jun 30	0.28	0.28	4,600
Jul 1 – Sept 30	n/a	n/a	0
Oct 1 – Dec 31	n/a	n/a	0

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2009	1.50	0.15	76,416
2010	3.00	0.75	80,501
2011	3.00	0.60	119,971
2012	1.95	1.80	396,094
2013	0.25	0.01	189,005

Two Most Recent Financial Years

Year 2012
Jan 1 – Mar 31	0.90	0.45	33,334
Apr 1 – Jun 30	0.975	0.90	232,525
Jul 1 – Sep 30	1.95	1.80	93,874
Oct 1 – Dec 31	0.20	0.185	36,361

Year 2013
Jan 1 – Mar 31	0.25	0.01	56,624
Apr 1 – Jun 30	0.25	0.21	112,235
Jul 1 – Sep 30	0.225	0.20	20,146
Oct 1 – Dec 31	n/a	n/a	n/a

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

On November 28, 2007, the common shares of the Company were listed for trading on the Canadian Stock Exchange (“CSE”) (formerly Canadian National Stock Exchange) under the trading symbol “ZABK”. On October 17, 2008, the Company’s CSE symbol was changed to “ZAB” pursuant to the CSE adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo. As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CSE under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTCQB under the symbol “KKOEF”. The Cusip number of the Company’s common shares was 500323100.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and the Company’s share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5. As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CSE under the symbol “HHH” and in the USA, the shares of High 5 commenced trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 6,406,352 common shares are issued and outstanding as of December 31, 2013. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 30, 2014	6,406,352	Nil	N/A	N/A
Warrants as at April 30, 2014	133,333 5,556 755,000 650,000 100,000 100,000 1,743,889	Nil	Cdn $1.50 Cdn $1.50 Cdn $0.25 Cdn $0.25 Cdn $0.25 Cdn $0.25	Dec 2/2014 Dec 22/2014 Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Agent’s Warrants as at April 30, 2014	20,000	Nil	Cdn $0.25	July 23, 2018
Stock Options as at April 30, 2014	200,000	Nil	Cdn. $0.20	Mar 18, 2016 - May 15, 2016
Reserved for Issuance of common shares upon conversion of Convertible debentures	200,000 200,000 400,000	Nil	Cdn $0.25 (conversion price)	Oct. 12, 2014 Jan 23, 2015
Fully Diluted as at April 30, 2014	8,770,241	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2013, 2012 and 2011:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2011	444,890	$ 1.65
Expired	(232,667)	$ 1.50

Balance, December 31, 2012	212,223	$ 1.76
Issued	1,625,000	$ 0.25
Expired	(73,334)	$ 0.25

Balance, December 31, 2013	1,763,889	$ 0.35

At December 31, 2013 and 2012, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2013	2012

April 1, 2013	$2.25	0	33,333
April 15, 2013	$2.25	0	33,334
May 10, 2013	$2.25	0	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556
January 7, 2016	$0.25	755,000	0
January 28, 2016	$0.25	650,000	0
March 4, 2016	$0.25	100,000	0
May 1, 2016	$0.25	100,000	0
July 23, 2018	$0.25	20,000	0

		1,763,889	212,223

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on September 18, 2013.

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2013 Notice of Annual General Meeting (see Exhibit 15* - Attached).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference).

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2013, 2012 and 2011:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2011	8,000	$2.25
Expired	(8,000)	$2.25

Balance, December 31, 2012	0	$0.00
Granted	200,000	$0.20

Balance, December 31, 2013	200,000	$0.20

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

	Capital Stock		Equity Portion of Convertible Debentures Reserve	Reserves		Total Stockholders’ Equity (Deficiency)
	Common Shares	Amount		Warrants	Options	Deficit

Balance, December 31, 2010	930,885	$23,866,681	$-	$31,884	$201,197	$(24,066,398)	33,364
Net loss for the year	-	-	-	-	-	(483,413)	(483,413)
Private placement, net of share issuance costs	73,334	100,000	-	10,000	-	-	110,000
Warrants exercised	100,800	151,200	-	-	-	-	151,200
Expiry of warrants	-	-	-	(31,050)	-	31,050	-
Expiry of options	-	-	-	-	(201,197)	201,197	-

Balance, December 31, 2011	1,105,019	24,117,881	-	10,834	-	(24,317,564)	(188,849)
Net loss for the year	-	-	-	-	-	(163,147)	(163,147)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(12)	-	-	-	-	-	-

Balance, December 31, 2012	1,105,007	24,117,881	-	10,834	-	(24,480,711)	(351,996)
Net loss for the year	-	-	-	-	-	(324,031)	(324,031)
Private placement, net of share issuance costs	1,625,000	240,750	-	-	-	-	240,750
Convertible debentures	-	-	58,364	-	-	-	58,364
Shares issued on conversion of debentures	3,664,345	910,770	(52,652)	-	-	-	858,118
Shares issued for debenture commissions	12,000	3,000	-	-	-	-	3,000
Warrants issued for debenture commissions	-	-	-	5,115	-	-	5,115
Expiry of warrants	-	-	-	(10,000)	-	10,000	-
Share-based payment	-	-	-	-	31,236	-	31,236

Balance, December 31, 2013	6,406,352	$25,272,401	$5,712	$5,949	$31,236	$(24,794,742)	520,556

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the twelve months period ended December 31, 2013 (December 31, 2012 - $41,500; December 31, 2011 - $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus GST per month (Exhibit 10.4.5 – Incorporated by reference).

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

HIGH 5 VENTUERS INC. (“High 5") is classified as a Passive Foreign Investment company (“PFIC”) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2013 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

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

The Company’s convertible debentures and investments are considered level 2 and level 3, respectively, of the fair value hierarchy.

(c)                           Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2013, the Company had cash of $2,923 (2012 - $823 cheques issued in excess of funds on deposit) available to apply against short-term business requirements and current liabilities of $333,169 (2012 - $364,703). All of the current liabilities, except for convertible debentures, are due within 90 days of December 31, 2013. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at December 31, 2013, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has two outstanding Convertible Debentures totalling the principal amount of $100,000. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.25 per share (see Exhibit 10.14* – Attached hereto).

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, they used the criteria established in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.high5ventures.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2013: $23,000) (2012: $27,000) and (2011: $30,000)

(b)	Audit – Related Fees were (2013: $Nil) (2012: $3,000) and (2011: $9,000) which are included in the amounts disclosed in item (a) above.

(c)	Tax Fees: Tax fees were (2013: $2,000) (2012: $2,000) and (2011: $2,000) which are included in the amounts disclosed in item (a) above.

(d)	All other Fees were (2013: $Nil) (2012: $Nil) and (2011: $Nil) which are included in the amounts disclosed in item (a) above.

Further details with respect to the Audit Committee’s Charter is included in the Company’s Information Circular dated August 14, 2013 (see Exhibit 15* – Attached).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2013 and 2012, together with the report of the auditors, Smythe Ratcliffe LLP, Chartered Accountants, are filed as part of this Annual Report. The Company's financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements

i) Financial Statements

-Report of Independent Auditors’ Report	Page 51

-Balance Sheets as at December 31, 2013 and December 31, 2012	Page 52

-Statements of Comprehensive Loss forthe years ended December 31, 2013, 2012 and 2011	Page 53

-Statements of Changes in Stockholders’ Equity (Deficiency) for the years ended December 31, 2013, 2012 and 2011	Page 54

-Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	Page 55

-Notes to Financial Dtatements	Page 56-76

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

ITEM 19. LIST OF EXHIBITS

3.1 Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)

3.2 New Articles (Incorporated by reference) –Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483) http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm

3.4 Certificate of Name Change to Kokomo Enterprises Inc. SEC Accession No. 0001137171-09-000478 http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm

3.5 Certificate of Name Change to High 5 Ventures Inc. SEC Accession No. 0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/cert.htm

10.1 2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003) http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm

10.4 Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1 Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005) (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.4.2 Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333 http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm

10.4.3 Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm

10.4.4 Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm

10.4.5 Addendum to the Management Services Agreement dated September 14, 2012. SEC Accession No. 0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm

10.5 Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1 Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No.0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm

10.5.2 Amendment to the Property Option Agreement dated April 17, 2007 – (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm

10.7 2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.9.1 Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659) http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm

10.11 Property Option Agreement with Colt Capital Corp. dated September 8, 2006 – (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm

10.11.1 First Amendment dated September 22, 2006 to the Property Option Agreement (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm

10.11.2 Second Amendment dated October 31, 2006 to the Property Option Agreement (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm

10.11.3 Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659) http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm

10.12 Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 – (SEC Accession No. 0001137171-09-000478) http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13* Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013.

10.14* Convertible Debentures

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

14.1 Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

15.* Notice of Annual General Meeting 2013 and Management Proxy Materials.

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

19. Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424) http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm \

20. Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573) http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm

20.1 Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842) http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm

20.4 Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004) http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1* Sarbanes Oxley Act Section 302, Certified by Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached) Page 81

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

HIGH 5 VENTURES INC.

Financial Statements

December 31, 2013 and 2012

(Expressed in Canadian Dollars)

Index Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF HIGH 5 VENTURES INC.

We have audited the accompanying financial statements of High 5 Ventures Inc., which comprise the balance sheets as at December 31, 2013 and 2012, and the statements of comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for each of the three years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of High 5 Ventures Inc. as at December 31, 2013 and 2012, and its financial performance and its cash flows for each of the three years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia

April 29, 2014

HIGH 5 VENTURES INC.

Balance Sheets

December 31

(Expressed in Canadian Dollars)

	2013	2012

Assets

Current
Cash	$2,923	$-
GST/HST receivable	1,601	12,706

Total Current Assets	4,524	12,706
Mineral Property Interests (note 6)	1	1
Investment (note 7)	849,200	-

Total Assets	$853,725	$12,707

Liabilities

Current
Cheques issued in excess of funds on deposit	$-	$823
Accounts payable and accrued liabilities	100,261	131,442
Due to related parties (note 10)	137,470	232,438
Convertible debentures (note 9)	95,438	-

Total Liabilities	333,169	364,703

Stockholders’ Equity (Deficiency)

Capital Stock (note 8)	25,272,401	24,117,881
Equity Portion of Convertible Debentures Reserve (note 9)	5,712	-
Reserves	37,185	10,834
Deficit	(24,794,742)	(24,480,711)

Total Stockholders’ Equity (Deficiency)	520,556	(351,996)

Total Liabilities and Stockholders’ Equity (Deficiency)	$853,725	$12,707

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

HIGH 5 VENTURES INC.

Statements of Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

	2013	2012	2011

Expenses
Finance and interest (note 9)	$100,800	$2,995	$962
Office (note 10)	99,606	74,138	67,826
Consulting (note 8(d))	51,836	—	—
Legal, accounting and audit	32,002	27,346	62,179
Rent (note 10)	17,918	5,200	3,600
Telephone, travel, meals and entertainment	7,945	1,205	3,294
Regulatory and transfer fees	7,044	10,217	8,701
Management fees (note 10)	6,000	41,500	120,000
Shareholder communication	880	546	584
Mineral property evaluation costs	—	—	64,928
Impairment of mineral property interests (note 6)	—	—	151,339

Net Loss and Comprehensive Loss for Year	$(324,031)	$(163,147)	$(483,413)

Basic and Diluted Loss per Common Share	$(0.08)	$(0.15)	$(0.47)

Weighted Average Number of Common Shares Outstanding	3,860,379	1,105,007	1,035,163

HIGH 5 VENTURES INC.

Statements of Changes in Stockholders’ Equity (Deficiency)

Years Ended December 31

(Expressed in Canadian Dollars)

	Capital Stock		Equity Portion	Reserves			Total
	Common Shares	Amount	of Convertible Debentures Reserve	Warrants	Options	Deficit	Stockholders’ Equity (Deficiency)

Balance, December 31, 2010	930,885	$ 23,866,681	$ -	$ 31,884	$ 201,197	$ (24,066,398)	$ 33,364
Net loss for the year	-	-	-	-	-	(483,413)	(483,413)
Private placement, net of share issuance costs	73,334	100,000	-	10,000	-	-	110,000
Warrants exercised	100,800	151,200	-	-	-	-	151,200
Expiry of warrants	-	-	-	(31,050)	-	31,050	-
Expiry of options	-	-	-	-	(201,197)	201,197	-

Balance, December 31, 2011	1,105,019	24,117,881	-	10,834	-	(24,317,564)	(188,849)
Net loss for the year	-	-	-	-	-	(163,147)	(163,147)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(12)	-	-	-	-	-	-

Balance, December 31, 2012	1,105,007	24,117,881	-	10,834	-	(24,480,711)	(351,996)
Net loss for the year	-	-	-	-	-	(324,031)	(324,031)
Private placement, net of share issuance costs	1,625,000	240,750	-	-	-	-	240,750
Convertible debentures	-	-	58,364	-	-	-	58,364
Shares issued on conversion of debentures	3,664,345	910,770	(52,652)	-	-	-	858,118
Shares issued for debenture commissions	12,000	3,000	-	-	-	-	3,000
Warrants issued for debenture commissions	-	-	-	5,115	-	-	5,115
Expiry of warrants	-	-	-	(10,000)	-	10,000	-
Share-based payment	-	-	-	-	31,236	-	31,236

Balance, December 31, 2013	6,406,352	$ 25,272,401	$ 5,712	$ 5,949	$ 31,236	$ (24,794,742)	$ 520,556

HIGH 5 VENTURES INC.

Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2013	2012	2011

Operating Activities
Net loss	$(324,031)	$(163,147)	$(483,413)
Items not involving cash
Finance expense	14,175	-	-
Interest expense on convertible debentures	78,860	-	-
Impairment of mineral property interests	-	-	151,339
Share-based payment (note 8d)	31,236	-	3,250

	(199,760)	(163,147)	(328,824)
Changes in non-cash working capital (note 11)	(115,044)	161,400	63,475

Cash Used in Operating Activities	(314,804)	(1,747)	(265,349)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	240,750	-	261,200
Issue of convertible debentures, net of finders’ fees	927,000	-	-

Cash Provided by Financing Activities	1,167,750	-	261,200

Investing Activity
Purchase of investment	(849,200)	-	-

Net Increase (Decrease) in Cash	3,746	(1,747)	(4,149)
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Year	(823)	924	5,073

Cash (Cheques Issued in Excess of Funds on Deposit), End of Year	$2,923	$(823)	$924

Supplemental information (note 11)

1.             NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5” or the “Company”), and the Company consolidated its capital stock on the basis of 15 (old) Kokomo shares for 1 (new) High 5 share. The shares of High 5 trade on the Canadian National Stock Exchange under the symbol “HHH”, and in the USA, the shares of High 5 trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1600 – 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3.

2.             GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2013 - $324,031; 2012 - $163,147; 2011 - $483,413), has a deficit of $24,794,742 (2012 - $24,480,711; 2011 - $24,317,564), a working capital deficiency of $328,645 (2012 - $351,997; 2011 - $188,850), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage, and accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.             BASIS OF PRESENTATION

(a)           Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

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

(c)	Approval of the financial statements

The financial statements of High 5 for the year ended December 31, 2013 were approved and authorized for issue by the Board of Directors on April 29, 2014.

(d)	Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

·         The carrying value of the mineral property interests and the recoverability of the carrying value

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests.

In respect of costs incurred for its investment in mineral property interests, management has determined the acquisition and exploration and evaluation costs that have been capitalized are no longer economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, economics assessment/studies, accessible facilities and existing permits.

·         The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less than its original cost at each reporting period.

3.	BASIS OF PRESENTATION (Continued)

(d) Use of estimates (Continued)

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

·	The provision for income taxes and recognition of deferred income tax assets and liabilities;

·	The recoverability of investments;

·	The inputs in determining the bifurcation of unit offerings into the different equity components; and

·	The inputs in determining the liability and equity components of the convertible debentures issued.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Financial instruments (Continued)

(i) Financial assets (Continued)

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

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

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

iii)	Impairment

The Company assesses at each balance sheet date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized in the statement of comprehensive loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to the statement of comprehensive loss in the period.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Decommissioning liabilities

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

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e)	Income taxes

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

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Share-based payments

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

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For unexercised options that expire after vesting, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, net of deferred income taxes, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred from warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred to deficit.

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(k)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

·	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
·	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
·	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) New accounting pronouncements (Continued)

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

The IASB has indefinitely postponed the mandatory adoption date of this standard.

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(f)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(g)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, convertible debentures and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s convertible debentures and investments are considered level 2 and level 3, respectively, of the fair value hierarchy.

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(h)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2013, the Company had cash of $2,923 (2012 - $823 cheques issued in excess of funds on deposit) available to apply against short-term business requirements and current liabilities of $333,169 (2012 - $364,703). All of the current liabilities, except for convertible debentures, are due within 90 days of December 31, 2013. Amounts due to related parties are due on demand.

(j)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at December 31, 2013, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

6.	MINERAL PROPERTY INTERESTS

Extra High Property

Balance, December 31, 2010	$151,340
Impairment of mineral property interests	(151,339)

Balance, December 31, 2011, 2012 and 2013	$1

(a)	Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (“NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

6.	MINERAL PROPERTY INTERESTS (Continued)

(a) Extra High Property (Continued)

On January 21, 2008, the Company entered into an option agreement with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property. Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company. As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

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

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1 during the year ended December 31, 2011. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Acquisition and exploration and evaluation costs incurred in the Extra High Property are as follows:

	2013	2012	2011	Cumulative to 2013

Acquisition (property option payments)	$—	$—	$—	$150,000
Expenditures during the year
Staking	—	—	—	3,639
Assessment and miscellaneous	—	—	—	10,311
Geological, geochemical, trenching and drilling	—	—	—	431,160
Colt property option payments	—	—	—	(443,770)
Impairment	—	—	(151,339)	(151,339)

	$—	$—	$(151,339)	$1

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

6.	MINERAL PROPERTY INTERESTS (Continued)

(c)	Realization of assets

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

The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company. As at December 31, 2013 and 2012, the Company has no material decommissioning obligations.

7.	INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company has agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000, advanced $49,200, and recognized $nil in royalty revenues.

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value. As of December 31, 2013, there are no preferred shares issued.

(b)	Issued

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 (note 1).

8.	CAPITAL STOCK (Continued)

(b) Issued (Continued)

During the year ended December 31, 2013, the following share financings occurred:

·	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 755,000 units at $0.15 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

·	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 650,000 units at $0.15 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

·	On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

·	On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 100,000 units at $0.15 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fees fair valued at $1,500.

There were no share financings during the year ended December 31, 2012.

During the year ended December 31, 2011, the following share financings occurred:

·	The Company entered into two non-brokered private placement financing agreements and issued an aggregate 73,334 units at $1.50 per unit for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to warrants. Each unit consists of one common share and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $2.25 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

·	A total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

8.	CAPITAL STOCK (Continued)

(c)	Warrants

Warrants activity for the years ended December 2013 and 2012 are as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2011	444,890	$1.65
Expired	(232,667)	$1.50

Balance, December 31, 2012	212,223	$1.76
Issued	1,625,000	$0.25
Expired	(73,334)	$0.25

Balance, December 31, 2013	1,763,889	$0.35

At December 31, 2013 and 2012, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2013	2012

April 1, 2013	$2.25	—	33,333
April 15, 2013	$2.25	—	33,334
May 10, 2013	$2.25	—	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556
January 7, 2016	$0.25	755,000	—
January 28, 2016	$0.25	650,000	—
March 4, 2016	$0.25	100,000	—
May 1, 2016	$0.25	100,000	—
July 23, 2018	$0.25	20,000	—

		1,763,889	212,223

The weighted average remaining contractual life for warrants outstanding at December 31, 2013 is 2.00 (2012 - 1.35) years.

The fair value of warrants issued during the year ended December 31, 2013 for debenture commission (note 9) was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2013	2012

Risk-free interest rate	1.14%	N/A
Expected life of warrants (years)	5	N/A
Expected stock price volatility	149.61%	N/A
Dividend yield	Nil	N/A
Fair value on date of issuance	$0.28	N/A

8.	CAPITAL STOCK (Continued)

(c) Warrants (Continued)

The expected volatility is based on an average of historical prices of a comparable group of companies within the same industry due to the lack of historical pricing information for the Company. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average warrant term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

(d)	Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity for the years ended December 31, 2013 and 2012 are as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2011	8,000	$2.25
Expired	(8,000)	$2.25

Balance, December 31, 2012	—	$0.00
Granted	200,000	$0.20

Balance, December 31, 2013	200,000	$0.20

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

The weighted average remaining contractual life for options outstanding at December 31, 2013 is 2.27 (2012 - nil) years.

At December 31, 2013 and 2012, the following stock options were outstanding and exercisable:

Exercise	Expiry	Outstanding	Exercisable	Outstanding	Exercisable
Price	Date	2013	2013	2012	2012

$0.20	March 18, 2016	130,000	130,000	—	—
$0.20	May 15, 2016	70,000	70,000	—	—
		200,000	200,000	—	—

8.	CAPITAL STOCK (Continued)

(d) Stock options (Continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	December 31, 2013	December 31, 2012

Risk-free interest rate	1.04%	N/A
Expected life of options (years)	3	N/A
Expected stock price volatility	116%	N/A
Dividend yield	Nil	N/A
Fair value on date of grant	$0.16	N/A

The expected volatility is based on an average of historical prices of a comparable group of companies within the same industry due to the lack of historical pricing information for the Company. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% (2012 - N/A) in determining the expense recorded in the accompanying statements of comprehensive loss.

During the year ended December 31, 2013, share-based payments of $31,236 (2012 - $nil, 2011 - $nil) were recognized as consulting expenses for options granted to consultants.

9.	CONVERTIBLE DEBENTURES FINANCING

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under Equity Portion of Convertible Debenture Reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible debentures and the amount of $6,350 has been recorded under Equity Portion of Convertible Debenture Reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under Equity Portion of Convertible Debenture Reserve.

9.	CONVERTIBLE DEBENTURES FINANCING (Continued)

On July 23, 2013, the Company has closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 12,000 common shares at $0.25 per share fair valued at $3,000 and 20,000 agent warrants at an exercise price of $0.25 until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under Equity Portion of Convertible Debenture Reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.25 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the Company elected to convert the principal amount of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to these twelve arm’s length parties in full satisfaction of the Company’s obligations to those twelve arm’s length parties pursuant to the convertible debentures.

The following table reconciles the fair value of the debentures on initial recognition to the carrying amount at December 31, 2013.

	Liability Component	Equity Component	Total

Gross proceeds to allocate	$913,072	$61,928	$975,000
Transaction costs	(52,551)	(3,564)	(56,115)
Accretion of discount	82,641	-	82,641
Amortization of transaction costs (finance expense)	14,175	-	14,175
Interest paid	(3,781)	-	(3,781)
Conversion to common shares	(858,118)	(52,652)	(910,770)

Balance, December 31, 2013	$95,438	$5,712	$101,150

65
10.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at December 31, consist of the following:

	2013	2012

Advances from directors (interest at prime plus 1%)	$116,282	$98,223
Entities controlled by directors (non-interest-bearing)	21,188	134,215

	$137,470	$232,438

During the year ended December 31, the following amounts were charged by related parties.

	2013	2012	2011

Interest charged on amounts due to related parties	$1,282	$2,427	$—
Rent charged by entities with common directors (note 13(c))	17,918	5,200	3,600
Office expenses charged by an entity with common directors (note 13(b))	67,957	56,517	63,622

	$87,157	$64,144	$67,222

The remuneration of directors and key management personnel during the year is as follows:

	2013	2012	2011

Management fees (note 13(a))	$6,000	$41,500	$120,000

11.	CHANGES IN NON-CASH WORKING CAPITAL

	2013	2012	2011

GST/HST receivable	$11,105	$(11,858)	$11,546
Prepaid expenses	—	1,367	(1,367)
Accounts payable and accrued liabilities	(31,181)	6,375	55,294
Due to related parties	(94,968)	165,516	(1,998)

	$(115,044)	$161,400	$63,475

Supplemental information
Non-cash item
Share-based payment included in accounts payable and accrued liabilities	$—	$—	$3,250
Interest paid	$6,505	$—	$—

12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 25.75% (2012 - 25.00%; 2011 - 26.50%) to income before income taxes. The reasons for the differences are as follows:

	2013	2012	2011

Loss before income taxes	$324,031	$163,147	$483,413
Statutory income tax rate	25.75%	25.00%	26.50%

Expected income tax benefit	83,438	40,787	128,104
Items not deductible for income tax purposes	(30,991)	(6)	937
Change in timing differences	7,097	(7,465)	(29,314)
Effect of change in tax rate	67,240	287	(5,034)
Unrecognized benefit of deferred tax assets	(126,784)	(33,603)	(94,693)

Income tax expense	$—	$—	$—

Effective April 1, 2013, the British Columba provincial tax rate increased from 10.00% to 11.00% and the Canadian federal corporate tax rate remained unchanged at 15.00%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25.00% to 25.75%.

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2013	2012

Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Share issue cost	38,400	—
Non-capital losses carried forward	2,529,113	2,335,956
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$6,868,698	$6,637,141

12.	INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	336,000
2032	163,000
2033	193,000

$2,529,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

13.	COMMITMENTS

(a)	The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $500 plus applicable taxes. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

(b)	The Company has an agreement for office support services with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”). Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2014. The agreement can be terminated by either party upon giving three months’ written notice.

(c)	The Company, together with Las Vegas and Green Arrow Resources Inc. (“Green Arrow”), entered into a sub-lease agreement with an arm’s length party for office space, which expires July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687 plus property and operating expenses for the leased premises. Effective as of May 1, 2013, Green Arrow pays the rent for the leased premises and charges the Company $2,089 per month for basic rent operating costs and applicable taxes.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ equity (deficiency).

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2013. The Company is not subject to externally imposed capital requirements.

15.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. The mineral properties interest as of December 31, 2013 and 2012 are located in Canada. However, as of December 31, 2013 the Company has a minority investment in a non-mining related project located in Mexico. Substantially all of the Company’s other assets are located, and expenditures were incurred in Canada.

Exhibit 99.1*

HIGH 5 VENTURES INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2013

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Nil	Nil	Nil	Nil	Nil

Exhibit 99.2*

HIGH 5 VENTURES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor		Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2013
Las Vegas From Home. com Entertainment Inc.		$(27,365)	(71,270)	93,132	0	(5,503)
Jacob H. Kalpakian		(98,223)	(125,933)	107,874	0	(116,282)
Green Arrow Resources Inc.		(4,370)	(15,544)	7,379	0	(12,535)
Kalpakian Bros. of B.C. Ltd.		(102,480)	(6,405)	105,735	0	(3,150)

2012	$
Las Vegas From Home. com Entertainment Inc.		(8,400)	(18,965)	0	0	(27,365)
Jacob H. Kalpakian		(8,522)	(90,701)	1,000	0	(98,223)
Green Arrow Resources Inc.		0	(4,370)	0	0	(4,370)
Kalpakian Bros. of B.C. Ltd.		(56,000)	(46,480)	0	0	(102,480)

2011	$
Las Vegas From Home. com Entertainment Inc.		(22,127)	(31,252)	44,979	0	(8,400)
Jacob H. Kalpakian		(26,792)	(37,893)	56,163	0	(8,522)

Exhibit 99.3*

HIGH 5 VENTURES INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2013
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

I, Bedo H. Kalpakian, certify that:

1.	I have reviewed this Annual Report on Form 20-F (2013) of High 5 Ventures Inc.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	I act as both the Company’s certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

 a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have asignificant role in the company’s internal control over financial reporting.

Date: May 8, 2014

“Bedo H. Kalpakian”

________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of High 5 Ventures Inc., (the "Company") on Form 20-F for the period ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bedo H. Kalpakian, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 8th day of May, 2014

High 5 Ventures Inc.

“Bedo H. Kalpakian”
_____________________________

Bedo H. Kalpakian,

Chief Executive Officer and

Chief Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2013) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH 5 VENTURES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

Chief Executive Officer and

Chief Financial Officer

 Dated this 8th day of May, 2014.