Form 20-F
period 2014-12-31
37 CAPITAL INC
filed 2015-04-29
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to _____________

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______

Commission file number 016353

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,067,724 common shares as of December 31, 2014. No preferred shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Yes ☐  No ☒

1

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2014

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
* Members of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2010, 2011, 2012, 2013 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On August 31, 2012 the Company’s share capital was consolidated on the basis of fifteen old common shares for one new common share, and on July 7, 2014 the Company’s share capital was consolidated on the basis of six old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2014) have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2014, 2013, 2012, 2011 and 2010 have been prepared in accordance with IFRS.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Operating Revenue	$4,157	0	0	0	0
Interest Income	$0	0	0	0	27
Net loss	$(1,046,790)	(324,031)	(163,147)	(483,413)	(451,400)
Basic and diluted loss per common share before other items	$(0.98)	(0.50)	(0.89)	(2.62)	(2.91)
Total Assets	$3,530	853,725	12,707	3,140	168,807
Capital Stock	$25,272,401	25,272,401	24,117,881	24,117,881	23,866,681
Number of common shares at year-end	1,067,724	1,067,725	184,168	184,170	155,148
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 6:1 consolidation described in Information on the Company under Item 4. of this Annual Report.

Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2014	0.9399	0.9171
August 2014	0.9219	0.9107
September 2014	0.9196	0.8929
October 2014	0.9006	0.8845
November 2014	0.8900	0.8741
December 2014	0.8828	0.8579
(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2014	For Year Ended December 31, 2013	For Year Ended December 31, 2012	For Year Ended December 31, 2011	For Year Ended December 31, 2010
Average rate ($)(2)	0.9399	0.9710	1.0003	1.0110	0.9706
High ($)(3)	0.9053	1.0165	1.0327	1.0607	1.0054
Low ($)(3)	0.8579	0.9342	0.9618	0.9480	0.9307

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2014, the U.S. $1.00 was equal to Cdn $1.1601.

Item 3.D. Risk Factors

The Company and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1). RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations: 37 Capital’s proposed mineral exploration programs, are subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

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

- Revenues and Dividends: Although during Q4 of 2014 the Company generated a minimal revenue of $4,157, however the Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

-  Investment in Mexican Gaming Company: In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the foreseeable future the Company shall receive any casino royalty revenues from the Mexican land based casino, on December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company.

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The legal and commercial name of the company is 37 CAPITAL INC. (“37 Capital”).

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

On July 7, 2014, the Company changed its name to 37 Capital Inc. (see Exhibit 3.6* – Attached).

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

On April 8, 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the shares of 37 Capital trade on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

Since its incorporation, the Company has been engaged primarily in the identification, acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

37 Capital is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. The principal business of 37 Capital is in mineral exploration. The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

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

Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. The principal business of 37 Capital is in mineral exploration. However, as of December 31, 2014 and 2013, the Company has a minority investment in a non-mining related project located in Mexico. As at December 31, 2014, the Company assessed the fair value of its investment and has recorded impairment of $799,999 on its investment due to nominal royalty payments received to date.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000825171&owner=exclude&count=40 will give you direct access to the Company’s filings.

Presently, 37 Capital is seeking opportunities of merit to get involved in. It should be noted that there are no assurances that 37 Capital shall be successful in its attempts of seeking opportunities of merit to get involved in.

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

From May, 2005 up to December, 2005, the Company conducted its exploration program on the Extra High Property. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. At the time, Mr. J.W. Murton was a director of the Company. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s corporate website, www.37capitalinc.com. For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.37capitalinc.com.

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

As at December 31, 2011, 2012, 2013 and 2014, the Company held a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Property during the years 2014, 2013 and 2012.

On August 1, 2014, the Company entered into a Property Option Agreement with Green Arrow Resources Inc. (“Green Arrow”), a related company by certain common directors and officers, whereby Green Arrow was granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in the Extra High Property. Subsequently, on September 24, 2014, the Property Option Agreement was terminated by mutual consent.

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Property.

The Extra High Property, consisting of a total area of approximately 1,074 hectares, is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

Legal Description

The Extra High Mineral Property tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED		BC MAP #		EXPIRY DATE
509949	Extra High	60.829	2005	/MAR/31	082	M	2016	/APR/02
509956	Extra High	182.52	2005	/MAR/31	082	M	2016	/APR/02
509961	Extra High	121.664	2005	/MAR/31	082	M	2016	/APR/02
509963	Extra High	40.569	2005	/MAR/31	082	M	2016	/APR/02
509969	Extra High	344.834	2005	/MAR/31	082	M	2016	/APR/02
510213	Extra High	20.289	2005	/APR/05	082	M	2016	/APR/02
510214	Extra High	40.557	2005	/APR/05	082	M	2016	/APR/02
510215	Extra High	81.124	2005	/APR/05	082	M	2016	/APR/02
510306	Extra High	60.857	2005	/APR/05	082	M	2016	/APR/02

509952	Super High #1	60.824	2005	/MAR/31	082	M	2016	/MAR/31
520184	Super High #2	20.275	2005	/SEP/20	082	M	2016	/SEP/20
520186	Super High #3	40.544	2005	/SEP/20	082	M	2016	/SEP/20

II.	Ontario, Canada Lithium Properties (Mineral Leases)

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

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date (see Exhibit 10.13 – Incorporated by reference).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2014, 2013 and 2012 which are in accordance with IFRS:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	4,157	0	0
Interest income	0	0	0
Expenses	(1,050,947)	(324,031)	(163,147)
Basic and diluted loss per common share before other items	(0.98)	(0.50)	(0.89)
Net loss	(1,046,790)	(324,031)	(163,147)
Total assets	3,530	853,725	12,707
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Note: All common shares and per share amounts included in the above table for the years ended December 31, 2014, 2013 and 2012 have been restated to give retroactive effect to the 6:1 share consolidation described in Information on the Company under Item 4. of this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding as shown in the Annual Statements of Comprehensive Loss for the above mentioned periods.

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

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the shares of 37 Capital trade on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date (see Exhibit 10.13 – Incorporated by reference).

At the Annual General Meeting of the Company’s shareholders which was held on September 18, 2014, the shareholders received the Audited Financial Statements for the fiscal year ended December 31, 2013 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe LLP, Chartered Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor, re-approved the Company’s 2004 Stock Option Plan, and approved and adopted Amendments to the Company’s Articles to implement Advance Notice Provisions.

For the year ended December 31, 2014:

•	The Company’s operating expenses were $1,050,947 as compared to $324,031 for the corresponding year in 2013 and as compared to $163,147 for the corresponding year in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the expenses during the year ended December 31, 2014.

•	The Company recorded a net loss and comprehensive loss of $1,046,790 as compared to a net loss and comprehensive loss of $324,031 during the corresponding year in 2013 and as compared to $163,147 during the corresponding year in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the net loss during the year ended December 31, 2014.

•	The Company’s basic and diluted loss per common share was $0.98 as compared to a basic and diluted loss of $0.50 during the corresponding year in 2013 and as compared to a basic and diluted loss of $0.89 during the corresponding year in 2012.

•	The Company’s total assets were $3,530 as compared to $853,725 during the corresponding year in 2013 and as compared to $12,707 during the corresponding year in 2012. The impairment provision of the Mexican investment in the amount of $799,999 during the year ended December 31, 2014 mainly contributed to the decrease of the Company’s total assets.

•	The Company’s total liabilities were $529,764 as compared to $333,169 during the corresponding year in 2013 and as compared to $364,703 during the corresponding year in 2012.

•	The Company had a working capital deficiency of $526,236 as compared to a working capital deficiency of $328,645 during the corresponding year in 2013 and as compared to a working capital deficiency of $351,997 during the corresponding year in 2012.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. and 4 Touchdowns Capital Inc.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Revenues	$4,157	0	0	0
Net loss and comprehensive loss	(892,875)	(61,466)	(51,202)	(41,247)
Loss per common share	(0.84)	(0.06)	(0.05)	(0.04)

For the Quarterly Periods ended:	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(67,327)	(90,303)	(124,797)	(41,604)
Loss per common share	(0.06)	(0.13)	(0.28)	(0.11)

For the Quarterly Periods ended:	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(43,951)	(36,586)	(35,397)	(47,213)
Loss per common share	(0.04)	(0.03)	(0.03)	(0.04)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2015, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2014:

•	The Company’s operating expenses were $1,050,947 as compared to $324,031 for the corresponding year in 2013 and as compared to $163,147 for the corresponding year in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the expenses during the year ended December 31, 2014.

•	The Company recorded a net loss and comprehensive loss of $1,046,790 as compared to a net loss and comprehensive loss of $324,031 during the corresponding year in 2013 and as compared to $163,147 during the corresponding year in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the net loss during the year ended December 31, 2014.

•	The Company’s basic and diluted loss per common share was $0.98 as compared to a basic and diluted loss of $0.50 during the corresponding year in 2013 and as compared to a basic and diluted loss of $0.89 during the corresponding year in 2012.

•	The Company’s total assets were $3,530 as compared to $853,725 during the corresponding year in 2013 and as compared to $12,707 during the corresponding year in 2012. The impairment provision of the Mexican investment in the amount of $799,999 during the year ended December 31, 2014 mainly contributed to the decrease of the Company’s total assets.

•	The Company’s total liabilities were $529,764 as compared to $333,169 during the corresponding year in 2013 and as compared to $364,703 during the corresponding year in 2012.

•	The Company had a working capital deficiency of $526,236 as compared to a working capital deficiency of $328,645 during the corresponding year in 2013 and as compared to a working capital deficiency of $351,997 during the corresponding year in 2012.

Private Placement Financing

There were no share financings during the year ended December 31, 2014.

During the year ended December 31, 2013, the following share financings occurred:

•	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 125,834 units at $0.90 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 7, 2016.

•	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 108,334 units at $0.90 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 28, 2016.

•	On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

•	On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

There were no share financings during the year ended December 31, 2012.

Warrants

As at December 31, 2014, a total of 270,835 warrants with a weighted average price of $1.50 per share were outstanding.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Convertible Debentures Financing 2015

On January 6, 2015 the Company closed a convertible debenture financing with two directors of the Company for a total amount of $250,000. The convertible debentures have a maturity date of 12 months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share.

The Company did not issue any convertible debentures during 2014.

Convertible Debentures Financing 2013

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

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under equity portion of convertible debenture reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the Company elected to convert the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company issued 610,724 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations to these twelve arm’s length parties pursuant to the convertible debentures.

As at December 31, 2014, the amount of $123,125 has been recorded as convertible debentures and the amount of $5,712 has been recorded as the equity portion of convertible debentures reserve.

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

Stock Options

As at December 31, 2014, a total of 33,334 stock options have been granted to consultants exercisable at a price of $1.20 per share which expire on March 18, 2016 as to 21,667 stock options and May 15, 2016 as to 11,667 stock options. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Item 5.C. Research and development, patents and licences

The Company does not have a research and development department nor does it have any patents or licenses.

Item 5.D. Trend Information

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Item 5.E. Off balance sheets arrangements.

The Company has no off balance sheets arrangements and the Company’s financial information including its balance sheets and statements of comprehensive loss have been fairly represented in accordance with IFRS.

Item 5.F. Tabular disclosure of contractual obligations

The Company has two convertible debentures totalling $100,000 plus accrued interest which have matured and are payable on demand (see Exhibit 10.14 – Incorporated by reference). Apart from these two convertible debentures which have matured and are due, the Company has no Short Term Debt Obligations, Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Long Term Obligations pursuant to the 2015 Convertible Debentures Financing (see Exhibit 10.15* - Attached hereto).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2014, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Richmond, B.C. Canada	President, CEO, CFO and Director	May 14, 1946

Vice President of the Registrant

President of Registrant

CEO & CFO of the Registrant

Chairman of Las Vegas From Home.com Entertainment Inc. (“LVFH”)

CFO of LVFH

Director of Green Arrow Resources Inc.

Director of Alchemist Mining Inc.

Director of Active Growth Capital Inc.

President, CEO of Colt Resources Inc.

1984 to 1990 1991 to Present 2004 to Present 1991 to Present 2004 to Present April 2012 to Present 2010 to 2012 Nov 2010 to July 2011 2007 to 2008
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968

Vice President of Registrant;

President of LVFH

CEO of LVFH

CEO, CFO & Secretary of

CapGain Properties Inc.

President & CEO of Green Arrow Resources Inc.

Director of Alchemist Mining Inc.

President of Active Growth Capital Inc. and

Director

Vice President of Colt Resources Inc.

1991 to Present 1991 to Present 2004 to Present 2011 to January 2013 April 2012 to Present 2010 to 2012 Nov 2010 to June 2011 July 2011 2007 to 2008
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and LVFH; Principal of McFarlane Media, LLC (2005)	1992 to Present 2005 to Present
Fred A.C. Tejada* Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant President of Tirex Resources Inc. Vice President Operations and Exploration of Tirex Resources Vice President Exploration of Panoro Minerals Ltd.	December 2009 to Present October 2011 to Present June 2011 to October 2011 July 2007 to June 2011
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of LVFH Corporate Secretary of Green Arrow Resources Inc.	2008 to Present 2008 to Present 2012 to Present
* Members of the company’s audit committee.

Jacob H. Kalpakian is the nephew of Bedo H. Kalpakian. All directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the year ended December 31, 2013 (2012: $41,500; 2011: $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months’ notice to the other party.

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

During 2014, 2013 and 2012, there were no stock options granted to Directors, Officers and Employees.

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

6.C.2. Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the year ended December 31, 2013 (2012: $41,500; 2011: $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual Shareholder’s meeting which was held on September 18, 2014. The Company’s 2014 Annual Information Circular (see Exhibit 14* – Attached hereto) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2014 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	153,931 (directly) 14,164 (indirectly)(1)	15.74%
Jacob H. Kalpakian Vancouver, BC, Canada	41,544 (directly) 46,044 (indirectly)(2)	8.20%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.01%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.05%

Notes:* Based on 1,067,724 issued and outstanding common shares as of December 31, 2014.

(1)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by BHK Management Inc. and 1,700 are held by a family member.
(2)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 33,580 are held by family members.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2013 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	71,431 (directly) 14,164 (indirectly)(1)	8.02%
Jacob H. Kalpakian Vancouver, BC, Canada	46,877 (directly) 141,128 (indirectly)(2)	17.61%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.01%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.05%

Notes:* Based on 1,067,725 issued and outstanding common shares as of December 31, 2013.

(1)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by BHK Management Inc. and 1,700 are held by a family member.
(2)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 128,663 are held by family members.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2012 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Richmond, BC, Canada	71,431 (directly) 14,164 (indirectly)(1)	10.28%
Jacob H. Kalpakian Vancouver, BC, Canada	46,877 (directly) 141,128 (indirectly)(2)	10.95%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.07%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.31%

Notes:* Based on 184,168 issued and outstanding common shares as of December 31, 2012.

(1)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by BHK Management Inc. and 1,700 are held by a family member.
(2)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 2,489 are held by family members.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company re-approved the 2004 Stock Option Plan at the Company’s last Annual General Meeting which took place on September 18, 2014 (see Exhibit 14* – Attached hereto).

The Company’s 2004 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2013, the Company granted to two consultants a total number of 33,334 stock options exercisable at $1.20 per share of which 21,667 stock options expire on March 18, 2016 and 11,667 stock options expire on May 15, 2016.

During 2014, 2013 and 2012 there were no stock options granted to Directors, Officers and, Employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is neither directly nor indirectly owned nor controlled by any other corporation or any foreign government. All shares in the following tables have been re-stated to give retroactive effect to the Company’s 6:1 share consolidation on July 7, 2014.

As at December 31, 2014, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	246,219 (1)	23.06%

(1)	Of these shares, 153,931 common shares are held by Bedo H. Kalpakian directly, 41,544 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 35,280 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

*	Based on 1,067,724 issued and outstanding common shares as of December 31, 2014.

As at December 31, 2013, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	264,135 (1)	24.74%

(1)	Of these shares, 71,431 common shares are held by Bedo H. Kalpakian directly, 46,877 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 130,363 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

*	Based on 1,067,725 issued and outstanding common shares as of December 31, 2013.

As at December 31, 2012, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	29,627 (1)	16.09%

(1)	Of these shares, 4,764 common shares are held by Bedo H. Kalpakian directly, 5,210 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 4,189 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

*	Based on 184,168 issued and outstanding common shares as of December 31, 2012.

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

7.A.2. As of December 31, 2014, the Company had 1,067,724 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,601 outstanding common shares and 6 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

The Company together with Las Vegas and Green Arrow have entered into a sub-lease agreement with an arm’s length party for office space which expires on July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. From May 1, 2013 until July 30, 2014, the Company was charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs, and applicable taxes.

The Company together with Las Vegas and Green Arrow have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Las Vegas. Effective as of August 1, 2014, the Company is being charged by Las Vegas the amount of $2,559 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at December 31, consist of the following:

	2014	2013

Advances from directors (interest at prime plus 1%)	$122,698	$116,282
Entities controlled by directors (non-interest-bearing)	175,360	21,188

	$298,058	$137,470

During the years ended December 31, 2014, 2013 and 2012, the following amounts were charged by related parties.

	2014	2013	2012

Interest charged on amounts due to related parties	$4,716	$1,282	$2,427
Rent charged by entities with common directors	26,117	17,918	5,200
Office expenses charged by an entity with common directors	87,899	67,957	56,517
	$118,732	$87,157	$64,144

The Company has an agreement for office support services with Las Vegas. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

The remuneration of directors and key management personnel during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012

Management fees	$33,000	$6,000	$41,500

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

Active Growth Capital Inc. (“Active Growth”) was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was a director of Active Growth from November 2010 up to July 2011, and the Company’s Vice-President namely Jacob H. Kalpakian was the President and CEO of Active growth from November 2010 up to June 2011 and a director until July 2011. For the year ended December 31, 2013, Active Growth was charged by the Company for its share of certain expenses paid by the Company on behalf of Active Growth of $Nil (2012: $Nil; 2011: $3,506).

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the year ended December 31, 2013 (2012 - $41,500; 2011 - $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company has been reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. has been further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST per month to $500 plus GST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

In connection with the non-brokered private placement which closed on January 7, 2013 and January 28, 2013 (see Liquidity and Capital Resources of this Annual Report), a total of 125,833 Units in the capital of the Company were subscribed for by family members of two directors of the Company and a total of 108,333 Units were subscribed for by two directors of the Company.

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Pink of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Las Vegas and Gregory T. McFarlane is a director of Las Vegas;
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada and on the OTCPINK of the OTC Markets Inc. in the U.S.A. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Active Growth Capital Inc. (“Active Growth”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was an officer of Active Growth from November 2010 until June 2011 and a director until July 2011, and Bedo H. Kalpakian was a director of Active Growth from November 2010 until July 2011;
-	CapGain Properties Inc. (“CapGain”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a director from January 2011 until January 2013;
-	Alchemist Mining Inc. (“Alchemist”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian were directors of Alchemist from October 2010 until May 2012.

-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian are directors of Green Arrow since April 2012. Jacob H. Kalpakian is also the President and CEO of Green Arrow..

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2014, are included in Item 17 of this report.

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

Item 8. B. Significant Changes

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of one new 37 Capital common share for every six old High 5 common shares (1:6). As a result, the Company’s trading symbol on the CSE is “JJJ” and in the USA, on the OTCQB tier of the OTC Markets is “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

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

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the shares of 37 Capital trade on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTCQB and on the CSE for the periods indicated.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2010	18.00	7.20	1,378
2011	12.72	7.20	259
2012	0.90	1.14	111
2013	1.68	1.68	767
2014	n/a	n/a	n/a

Two Most Recent Financial Years

Year 2013
Jan 1 – Mar 31	n/a	n/a	0
Apr 1 – Jun 30	1.68	1.68	767
Jul 1 – Sept 30	n/a	n/a	0
Oct 1 – Dec 31	n/a	n/a	0

Year 2014
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2010	18.00	4.50	13,417
2011	18.00	3.60	19,995
2012	11.70	10.80	66,016
2013	1.50	0.06	31,501
2014	0.90	0.60	207,171

Two Most Recent Financial Years

Year 2013
Jan 1 – Mar 31	1.50	0.06	9,437
Apr 1 – Jun 30	1.50	1.26	18,706
Jul 1 – Sep 30	1.35	1.20	3,358
Oct 1 – Dec 31	n/a	n/a	n/a

Year 2014
Jan 1 – Mar 31	0.75	0.75	87,669
Apr 1 – Jun 30	0.90	0.60	119,502
Jul 1 – Sep 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

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

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of one new 37 Capital common share for every six old High 5 common shares (1:6). As a result, the Company’s trading symbol on the CSE is “JJJ” and in the USA, on the OTCQB tier of the OTC Markets is “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective July 7, 2014, the Company’s name was changed to 37 Capital Inc. (“37 Capital”), its share capital was consolidated on the basis of 6 (old) shares of High 5 for 1 (new) share of 37 Capital.

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 1,067,724 common shares are issued and outstanding as of December 31, 2014. No preferred shares have been issued.

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

b
Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 29, 2015	1,067,724	Nil	N/A	N/A
Warrants as at April 29, 2015	125,834 108,334 16,667 16,667 267,502	Nil	Cdn $1.50 Cdn $1.50 Cdn $1.50 Cdn $1.50	Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Agent’s Warrants as at April 29, 2015	3,333	Nil	Cdn $1.50	July 23, 2018
Stock Options as at April 29, 2015	21,667 11,667 33,334	Nil	Cdn. $1.20 Cdn $1.20	Mar 18, 2016 May 15, 2016
Fully Diluted as at April 29, 2015	1,371,893	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2014, 2013 and 2012:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2012	35,371	$ 10.56
Issued	270,835	$ 1.50
Expired	(12,223)	$ 1.50

Balance, December 31, 2013	293,983	$ 2.09
Expired	(23,148)	$ 9.00
Balance, December 31, 2014	270,835	$ 1.50

At December 31, 2014 and 2013, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2014	2013

December 2, 2014	$9.00	-	22,222
December 22, 2014	$9.00	-	926
January 7, 2016	$1.50	125,834	125,834
January 28, 2016	$1.50	108,334	108,334
March 4, 2016	$1.50	16,667	16,667
May 1, 2016	$1.50	16,667	16,667
July 23, 2018	$1.50	3,333	3,333

		270,835	293,983

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

The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2014 Notice of Annual General Meeting (see Exhibit 14* – Attached hereto).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference).

The following summarizes the stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2014, 2013 and 2012:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2012	-	$-
Granted	33,334	$1.20

Balance, December 31, 2013 and 2014	33,334	$1.20

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

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

35
	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Accumulated Other Comprehensive Income	Deficit	Total Stockholders’ Equity (Deficiency)

Balance, December 31, 2011	184,170	$24,117,881	$-	$10,834	$-	$-	$(24,317,564)	$(188,849)
Net loss for the year	-	-	-	-	-	-	(163,147)	(163,147)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(2)	-	-	-	-	-	-	-

Balance, December 31, 2012	184,168	24,117,881	-	10,834	-	-	(24,480,711)	(351,996)
Net loss for the year	-	-	-	-	-	-	(324,031)	(324,031)
Private placement, net of share issuance costs	270,833	240,750	-	-	-	-	-	240,750
Convertible debentures	-	-	58,364	-	-	-	-	58,364
Shares issued on conversion of debentures	610,724	910,770	(52,652)	-	-	-	-	858,118
Shares issued for debenture commissions	2,000	3,000	-	-	-	-	-	3,000
Warrants issued for debenture commissions	-	-	-	5,115	-	-	-	5,115
Expiry of warrants	-	-	-	(10,000)	-	-	10,000	-
Share-based payment	-	-	-	-	31,236	-	-	31,236

Balance, December 31, 2013	1,067,725	25,272,401	5,712	5,949	31,236	-	(24,794,742)	520,556
Net loss for the year	-	-	-	-	-	-	(1,046,790)	(1,046,790)
Fair value loss on investment	-	-	-	-	-	(799,999)	-	(799,999)
Transfer on impairment of investment	-	-	-	-	-	799,999	-	799,999
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(834)	-	-	834	-

Balance, December 31, 2014	1,067,724	$25,272,401	$5,712	$5,115	$31,236	$-	$(25,840,698)	$(526,234)

Item 10.B. Articles of Association

The Company’s shareholders considered and approved a special resolution to adopt new Articles for the Company at the Company’s Special Meeting which was held on January 10, 2005, (Exhibit 3.2 - Incorporated by reference). On September 18, 2014, the Company’s shareholders considered and approved a resolution to adopt an Amendment to the Articles for the implementation of the Advance Notice Provisions (see Exhibit 3* – attached hereto).

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $6,000 during the year ended December 31, 2013 (2012 - $41,500; 2011 - $120,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus GST per month (Exhibit 10.4.5 – Incorporated by reference). Effective July 1, 2014, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. of BC has been increased from $500 plus GST to $5,000 plus GST per month (Exhibit 10.4.6 - Incorporated by reference).

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

The following is intended to be a general description of the Canadian and U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. The following does not address consequences peculiar to any holder subject to special provision of Canadian or U.S. income tax law. Therefore, prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of 37 Capital Inc.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

37 CAPITAL INC. (“37 Capital") is classified as a Passive Foreign Investment company (“PFIC”) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

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

Since 37 Capital has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in High 5, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2014 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Fair value hierarcy

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

At December 31, 2014, the Company had cash of $426 (2013 - $2,923) available to apply against short-term business requirements and current liabilities of $529,764 (2013 - $333,169). All of the current liabilities, except for convertible debentures, are due within 90 days of December 31, 2014. Amounts due to related parties are due on demand.

As of the date of this Annual Report, the following convertible debentures have matured and are payable on demand:
a)	A convertible debenture with a face value of $50,000 has matured on October 12, 2014 and is payable on demand together with accrued interest; and
b)	A convertible debenture with a face value of $50,000 has matured on January 23, 2015 and is payable on demand together with accrued interest.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at December 31, 2014, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has two Convertible Debentures totalling the principal amount of $100,000 plus accrued interest which have matured and are payable on demand (see Exhibit 10.14 – Incorporated by reference).

Furthermore, on January 6, 2015 the Company closed a convertible debenture financing with two directors of the Company for a total amount of $250,000. The convertible debentures have a maturity date of 12 months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share (see Exhibit 10.15* - Attached hereto).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding accounts payable, accrued liabilities and the two convertible debentures totalling the principal amount of $100,000 plus accrued interest which have matured and are payable on demand, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.high5ventures.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2014: $23,500) (2013: $23,500) and (2012: $27,000)

(b)	Audit – Related Fees were (2014: $Nil) (2013: $Nil) and (2012: $3,000) which are included in the amounts disclosed in item (a) above.

(c)	Tax Fees: Tax fees were (2014:$2,000) (2013: $2,000) and (2012: $2,000) which are included in the amounts disclosed in item (a) above.

(d)	All other Fees were (2014: $Nil) (2013: $1,500) and (2012: $Nil) which are included in the amounts disclosed in item (a) above.

Further details with respect to the Audit Committee’s Charter is included in the Company’s Information Circular dated August 14, 2014 (see Exhibit 14 – Incorporated by reference).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2014 and 2013, together with the report of the auditors, Smythe Ratcliffe LLP, Chartered Accountants, are filed as part of this Annual Report. The Company's financial statements are stated in Canadian dollars (Cdn $).

46

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

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference –
Previously filed on Registration Statement on Form 20-F, May 1988)

3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia
Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004
(SEC Accession No. 0000945234-05-000483)
http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm

3.*	Amendment to the Articles for the implementation of Advance Notice Provisions.

3.4	Certificate of Name Change to Kokomo Enterprises Inc.
SEC Accession No. 0001137171-09-000478
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm

3.5	Certificate of Name Change to High 5 Ventures Inc.
SEC Accession No. 0001137171-13-000179
http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/cert.htm

3.6*	Certificate of Name Change to 37 Capital Inc.

10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)
http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm

10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005) (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.4.2	Addendum to the Management Services Agreement dated November 1, 2010.
SEC Accession No. 0001137171-11-000333
http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm

10.4.3	Addendum to the Management Services Agreement dated February 16, 2012.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm

10.4.4	Addendum to the Management Services Agreement dated March 28, 2012.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm

10.4.5	Addendum to the Management Services Agreement dated September 14, 2012.
SEC Accession No. 0001137171-13-000179
http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm

10.4.6	Addendum to the Management Services Agreement dated July 17, 2014.
SEC Accession No. 0001607062-14-000048
http://www.sec.gov/Archives/edgar/data/825171/000160706214000048/hhh73114adden.htm

10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 –
(SEC Accession No.0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm

10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm

10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm

10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm

10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm

10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm

10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 –
(SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm

10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –
(SEC Accession No. 0001137171-09-000478)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13	Purchase and Sale Agreement wih Gran Odyssey Casino, S.A. De C.V. dated April 8, 2013.
(SEC Accession No. 0001607062-14-000003)
http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_13.htm

10.14	2013 Convertible Debenture Financing
(SEC Accession No. 0001607062-14-000003)
http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_14.htm

10.15*	Convertible Debenture Financing

11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated

14.1	Code of Ethics - Previously filed on Form 20-F 2003
(SEC Accession No.0001137171-04-000850)
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

14.*	Notice of Annual General Meeting 2014 and Management Proxy Materials.

15.	Notice of Annual General Meeting 2013 and Management Proxy Materials.
(SEC Accession No. 0001607062-14-000003)
http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex15.htm

16.	Notice of Annual General Meeting 2012 and Management Proxy Materials.
(SEC Accession No. 0001137171-12-000249)
http://www.sec.gov/Archives/edgar/data/825171/000113717112000249/infocircular.htm

17.	Notice of Annual General Meeting 2011 and Management Proxy Materials.
(SEC Accession No. 0001137171-11-000333) http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex17.htm

18.	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference-
(SEC Accession No. 0001137171-10-000418)

19.	Notice of Annual General Meeting, 2009 and Management Proxy Materials(Incorporated by reference – previously filed on Form 6K for the month of May, 2009
(SEC Accession No. 0001137171-09-000424)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm

20.	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008
(SEC Accession No. 0001137171-08-000573)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm

20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007
(Accession Number 0001137171-07-000842)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm

20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials
(Incorporated by reference - previously filed on Form 6-K December 3, 2004)
http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1*	Sarbanes Oxley Act Section 302, Certified by
Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached)

32.1*	Sarbanes Oxley Act Section 906, Certified by
Bedo H. Kalpakian, C.E.O & C.F.O. (Attached)

99.*	Financial Exhibits: - (unaudited)

99.1*	Schedules I - Marketable Securities - Other Investments

99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties

99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

*	Filed Herewith (Attached)

 37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Financial Statements

December 31, 2014 and 2013

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF 37 CAPITAL INC.

(Formerly High 5 Ventures Inc.)

We have audited the accompanying financial statements of 37 Capital Inc., which comprise the balance sheets as at December 31, 2014 and 2013, and the statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the three years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of 37 Capital Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for each of the three years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada

April 23, 2015

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Balance Sheets

December 31

(Expressed in Canadian Dollars)

	2014	2013

Assets

Current
Cash	$426	$2,923
GST/HST receivable	3,102	1,601

	3,528	4,524
Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	849,200

Total Assets	$3,530	$853,725

Liabilities

Current
Accounts payable and accrued liabilities	$108,581	$100,261
Due to related parties (note 10)	298,058	137,470
Convertible debentures (note 9)	123,125	95,438

Total Liabilities	529,764	333,169

Stockholders’ Equity (Deficiency)

Capital Stock (note 8)	25,272,401	25,272,401
Equity Portion of Convertible Debentures Reserve (note 9)	5,712	5,712
Reserves	36,351	37,185
Deficit	(25,840,698)	(24,794,742)

Total Stockholders’ Equity (Deficiency)	(526,234)	520,556

Total Liabilities and Stockholders’ Equity (Deficiency)	$3,530	$853,725

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

.......................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

............................................................ Director

Gregory T. McFarlane

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Statements of Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

	2014	2013	2012

Revenues
Royalty revenues (note 7)	$4,157	$—	$—

Expenses
Impairment of investment (note 7)	799,999	—	—
Office (note 10)	99,521	99,606	74,138
Legal, accounting and audit	44,255	32,002	27,346
Finance and interest (note 9)	33,415	100,800	2,995
Management fees (note 10)	33,000	6,000	41,500
Rent (note 10)	26,117	17,918	5,200
Regulatory and transfer fees	9,227	7,044	10,217
Telephone, travel, meals and entertainment	4,885	7,945	1,205
Shareholder communication	528	880	546
Consulting (note 8(d))	—	51,836	—

	1,050,947	324,031	163,147

Net Loss for Year	(1,046,790)	(324,031)	(163,147)

Other Comprehensive Loss
Items that may be reclassified subsequently to profit or loss:
Fair value loss on investment (note 7)	(799,999)	—	—
Transfer on impairment of investment	799,999	—	—

	—	—	—

Total Comprehensive Loss	$(1,046,790)	$(324,031)	$(163,147)

Basic and Diluted Loss per Common Share	$(0.98)	$(0.50)	$(0.89)

Weighted Average Number of Common Shares Outstanding	1,067,724	643,397	184,168

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Statements of Changes in Stockholders’ Equity (Deficiency)

Years Ended December 31

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Accumulated Other Comprehensive Income	Deficit	Total Stockholders’ Equity (Deficiency)

Balance, December 31, 2011	184,170	$24,117,881	$-	$10,834	$-	$-	$(24,317,564)	$(188,849)
Net loss for the year	-	-	-	-	-	-	(163,147)	(163,147)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(2)	-	-	-	-	-	-	-

Balance, December 31, 2012	184,168	24,117,881	-	10,834	-	-	(24,480,711)	(351,996)
Net loss for the year	-	-	-	-	-	-	(324,031)	(324,031)
Private placement, net of share issuance costs	270,833	240,750	-	-	-	-	-	240,750
Convertible debentures	-	-	58,364	-	-	-	-	58,364
Shares issued on conversion of debentures	610,724	910,770	(52,652)	-	-	-	-	858,118
Shares issued for debenture commissions	2,000	3,000	-	-	-	-	-	3,000
Warrants issued for debenture commissions	-	-	-	5,115	-	-	-	5,115
Expiry of warrants	-	-	-	(10,000)	-	-	10,000	-
Share-based payment	-	-	-	-	31,236	-	-	31,236

Balance, December 31, 2013	1,067,725	25,272,401	5,712	5,949	31,236	-	(24,794,742)	520,556
Net loss for the year	-	-	-	-	-	-	(1,046,790)	(1,046,790)
Fair value loss on investment	-	-	-	-	-	(799,999)	-	(799,999)
Transfer on impairment of investment	-	-	-	-	-	799,999	-	799,999
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(834)	-	-	834	-

Balance, December 31, 2014	1,067,724	$25,272,401	$5,712	$5,115	$31,236	$-	$(25,840,698)	$(526,234)

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2014	2013	2012

Operating Activities
Net loss	$(1,046,790)	$(324,031)	$(163,147)
Items not involving cash
Finance expense	6,297	14,175	—
Impairment of investment	799,999	—	—
Interest expense on convertible debentures	21,390	78,860	—
Share-based payment (note 8(d))	—	31,236	—

	(219,104)	(199,760)	(163,147)
Changes in non-cash working capital (note 11)	196,485	(115,044)	161,400

Cash Used in Operating Activities	(22,619)	(314,804)	(1,747)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	—	240,750	—
Issue of convertible debentures, net of finders’ fees	—	927,000	—

Cash Provided by Financing Activities	—	1,167,750	—

Investing Activities
Purchase of investment	—	(800,000)	—
Advances to investment	—	(49,200)	—
Repayment of advances from investment	20,122	—	—

Cash Provided by (Used in) Investing Activities	20,122	(849,200)	—

Net Increase (Decrease) in Cash	(2,497)	3,746	(1,747)
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Year	2,923	(823)	924

Cash (Cheques Issued in Excess of Funds on Deposit), End of Year	$426	$2,923	$(823)

Supplemental information (note 11)

1.             NATURE OF BUSINESS

37 Capital Inc. (formerly High 5 Ventures Inc.) (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The Cusip number of the Company’s common shares is 88429G102. The shares of 37 Capital trade on the Canadian Securities Exchange under the symbol “JJJ”, and in the USA, the shares of 37 Capital trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1600 – 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3.

2.             GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2014 - $1,046,790; 2013 - $324,031; 2012 - $163,147), has a deficit of $25,840,698 (2013 - $24,794,742; 2012 - $24,480,711) a working capital deficiency of $526,236 (2013 - $328,645), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage, and accordingly, has not yet commenced revenue-producing operations.

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

The financial statements of 37 Capital for the year ended December 31, 2014 were approved and authorized for issue by the Board of Directors on April 23, 2015.

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

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less than its original cost at each reporting period.

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The provision for income taxes and recognition of deferred income tax assets and liabilities;

•	The recoverability of investment;

•	The inputs in determining the bifurcation of unit offerings into different equity components; and

•	The inputs in determining the liability and equity components of the convertible debentures issued.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

i)	Financial assets

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

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

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

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the unit-of-production method on commencement of commercial production.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral property interests (Continued)

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

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Decommissioning liabilities (Continued)

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

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

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

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2017.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	New accounting pronouncements (Continued)

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11
•	disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not remeasured).

Note: The amendments apply prospectively to acquisitions of interests in joint operations in which the activities of the joint operations constitute businesses, as defined in IFRS 3, for those acquisitions occurring from the beginning of the first period in which the amendments apply. Amounts recognized for acquisitions of interests in joint operations occurring in prior periods are not adjusted.

Applicable to the Company’s annual period beginning on January 1, 2017.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
•	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.
•	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual period beginning on January 1, 2018.

The Company has not early-adopted these standards and is currently assessing the impact that the standards will have on the financial statements.

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

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

The fair values of cash, accounts payable and accrued liabilities, and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

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

The Company’s cash, convertible debentures and investments are considered Level 1, Level 2 and Level 3, respectively, of the fair value hierarchy.

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

At December 31, 2014, the Company had cash of $426 (2013 - $2,923) available to apply against short-term business requirements and current liabilities of $529,764 (2013 - $333,169). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2014, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

6.	MINERAL PROPERTY INTERESTS

Extra High Property

Balance, December 31, 2013 and 2014	$1

(a)	Extra High Property

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

6. MINERAL PROPERTY INTERESTS (Continued)

(a) Extra High Property (Continued)

On August 1, 2014, the Company entered into an option agreement with Green Arrow Resources Inc. (“Green Arrow”), an entity with common directors, to acquire the Company’s 33% interest in the Extra High Property in exchange for payments totalling $150,000 within one year of signing the agreement. The agreement was terminated by mutual consent on September 24, 2014.

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

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

The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company. As at December 31, 2014 and 2013, the Company has no significant decommissioning obligations.

7.	INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced ($20,122 cash received and $29,078 in lieu of cash) and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value. As of December 31, 2014, there are no preferred shares issued.

(b)	Issued

Effective July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. All figures as to the numbers of common shares, stock options, warrants, as well as loss per share in these financial statements have been retroactively restated to reflect the consolidation.

There were no share financings during the year ended December 31, 2014.

During the year ended December 31, 2013, the Company completed the following financings:

•	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 125,834 units at $0.90 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 7, 2016.

•	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 108,334 units at $0.90 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 28, 2016.

•	On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

8. CAPITAL STOCK (Continued)

(b) Issued (Continued)

•	On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

(c)	Warrants

Warrants activity for the years ended December 31, 2014 and 2013 are as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2012	35,371	$ 10.56
Issued	270,835	$ 1.50
Expired	(12,223)	$ 1.50

Balance, December 31, 2013	293,983	$ 2.09
Expired	(23,148)	$ 9.00
Balance, December 31, 2014	270,835	$ 1.50

At December 31, 2014 and 2013, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2014	2013

December 2, 2014	$9.00	-	22,222
December 22, 2014	$9.00	-	926
January 7, 2016	$1.50	125,834	125,834
January 28, 2016	$1.50	108,334	108,334
March 4, 2016	$1.50	16,667	16,667
May 1, 2016	$1.50	16,667	16,667
July 23, 2018	$1.50	3,333	3,333

		270,835	293,983

The weighted average remaining contractual life for warrants outstanding at December 31, 2014 is 1.10 (2013 - 2.00) years.

8. CAPITAL STOCK (Continued)

(c) Warrants (Continued)

The fair value of warrants issued during the year ended December 31, 2013 for debenture commission (note 9) was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2014	2013

Risk-free interest rate	N/A	1.14%
Expected life of warrants (years)	N/A	5
Expected stock price volatility	N/A	149.61%
Dividend yield	N/A	Nil
Fair value on date of issuance	N/A	$1.68

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

Options activity for the years ended December 31, 2014 and 2013 are as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2012	-	$-
Granted	33,334	$1.20

Balance, December 31, 2013 and 2014	33,334	$1.20

The weighted average remaining contractual life for options outstanding at December 31, 2014 is 1.27 (2013 - 2.27) years.

At December 31, 2014 and 2013, the following stock options were outstanding and exercisable:

Exercise	Expiry	Outstanding	Exercisable	Outstanding	Exercisable
Price	Date	2014	2014	2013	2013

$ 1.20	March 18, 2016	21,667	21,667	21,667	21,667
$ 1.20	May 15, 2016	11,667	11,667	11,667	11,667
		33,334	33,334	33,334	33,334

8. CAPITAL STOCK (Continued)

(d) Stock Options (Continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2014	2013

Risk-free interest rate	N/A	1.04%
Expected life of options (years)	N/A	3
Expected stock price volatility	N/A	116%
Dividend yield	N/A	Nil
Fair value on date of grant	N/A	$ 0.96

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

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss for the year ended December 31, 2013.

During the year ended December 31, 2014, share-based payments of $nil (2013 - $31,236; 2012 - $nil) were recognized as consulting expenses for options granted to consultants.

9.	CONVERTIBLE DEBENTURES FINANCING

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under the equity portion of convertible debenture reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under the equity portion of convertible debenture reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under convertible debentures and the amount of $6,350 has been recorded under the equity portion of convertible debenture reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under the equity portion of convertible debenture reserve.

9. CONVERTIBLE DEBENTURES FINANCING (Continued)

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest was converted into 610,724 common shares of the Company.

As at December 31, 2014, the amount of $123,125 has been recorded as convertible debentures and the amount of $5,712 has been recorded as the equity portion of convertible debentures reserve.

The following table reconciles the fair value of the debentures on initial recognition to the carrying amount at December 31, 2014.

	Liability Component	Equity Component	Total

Balance, December 31, 2012	$-	$-	$-
Gross proceeds to allocate	913,072	61,928	975,000
Transaction costs	(52,551)	(3,564)	(56,115)
Accretion of discount	82,641	-	82,641
Amortization of transaction costs (finance expense)	14,175	-	14,175
Interest paid	(3,781)	-	(3,781)
Conversion to common shares	(858,118)	(52,652)	(910,770)

Balance, December 31, 2013	95,438	5,712	101,150
Accretion of discount	19,746	-	19,746
Amortization of transaction costs (finance expense)	6,297	-	6,297
Interest accrued	1,644	-	1,644

Balance, December 31, 2014	$123,125	$5,712	$128,837

10.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at December 31 and consist of the following:

	2014	2013

Advances from directors (interest at prime plus 1%)	$122,698	$116,282
Entities controlled by directors (non-interest-bearing)	175,360	21,188

	$298,058	$137,470

During the years ended December 31, 2014, 2013 and 2012, the following amounts were charged by related parties.

	2014	2013	2012

Interest charged on amounts due to related parties	$4,716	$1,282	$2,427
Rent charged by entities with common directors (note 13(c))	26,117	17,918	5,200
Office expenses charged by an entity with common directors (note 13(b))	87,899	67,957	56,517

	$118,732	$87,157	$64,144

The remuneration of directors and key management personnel during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012

Management fees (note 13(a))	$33,000	$6,000	$41,500

11.	CHANGES IN NON-CASH WORKING CAPITAL

	2014	2013	2012

GST/HST receivable	$(1,501)	$11,105	$(11,858)
Prepaid expenses	-	-	1,367
Accounts payable and accrued liabilities	37,398	(31,181)	6,375
Due to related parties	160,588	(94,968)	165,516

	$196,485	$(115,044)	$161,400

Supplemental information
Non-cash items
Interest paid	$-	$6,505	$-
Repayment of advances from investment in lieu of cash	$29,078	$-	$-
Interest expense included in convertible debt	$21,390	$-	$-
Interest expense included in due to related parties	$4,716	$-	$-

12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2013 - 25.75%; 2012 - 25.00%) to income before income taxes. The reasons for the differences are as follows:

	2014	2013	2012

Loss before income taxes	$1,046,790	$324,031	$163,147
Statutory income tax rate	26.00%	25.75%	25.00%

Expected income tax benefit	272,165	83,438	40,787
Items not deductible for income tax purposes	(171)	(30,991)	(6)
Change in timing differences	(108,784)	7,097	(7,465)
Underprovided in prior years	(5,584)	-	-
Effect of change in tax rate	-	67,240	287
Unrecognized benefit of deferred tax assets	(157,626)	(126,784)	(33,603)

Income tax expense	$-	$-	$-

Effective April 1, 2013, the British Columba provincial tax rate increased from 10.00% to 11.00% and the Canadian federal corporate tax rate remained unchanged at 15.00%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25.00% to 26.00%.

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2014	2013

Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Long-term investment	400,000	-
Share issue cost	28,800	38,400
Non-capital losses carried forward	2,745,768	2,529,113
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$7,475,753	$6,868,698

12. INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	336,000
2032	163,000
2033	172,000
2034	237,000

$2,745,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

13.	COMMITMENTS

(a)	The Company has an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. As of July 1, 2014, the Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $5,000 plus applicable taxes. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party.

(b)	The Company has an agreement for office support services with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company with common directors. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires on April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

(c)	The Company, together with Las Vegas and Green Arrow, have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Las Vegas.

74
14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ equity (deficiency).

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2014. The Company is not subject to externally imposed capital requirements.

15.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. The mineral properties interest as of December 31, 2014 and 2013 are located in Canada. However, as of December 31, 2014 the Company has a minority investment in a non-mining related project located in Mexico (note 7) from which the Company received $4,157 in royalty revenues during the year ended December 31, 2014 (2013 - $nil). Substantially all of the Company’s other assets are located, and expenditures were incurred, in Canada.

16.	EVENTS AFTER REPORTING PERIOD

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. and 4 Touchdowns Capital Inc.

Form 51-102F1

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Management’s Discussion & Analysis

Annual Financial Statements (Audited) for the

Year ended December 31, 2014

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2014 and 2013 and notes thereto.

The financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at April 24, 2015.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

Selected Annual Information

Selected annual information from the audited financial statements for the three years ended December 31, 2014, 2013 and 2012 is shown in the following table:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$4,157	0	0
Interest income	0	0	0
Expenses	(1,050,947)	(324,031)	(163,147)
Basic and diluted loss per common share before other items	(0.98)	(0.50)	(0.89)
Net Loss	(1,046,790)	(324,031)	(163,147)
Total assets	3,530	853,725	12,707
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

Effective July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 1600 – 609 Granville Street, Vancouver, BC, V7Y 1C3. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

On July 21, 2014, the Company granted a General Power of Attorney to Mr. Luc Pelchat of Mexico so that he may act on behalf of the Company in respect to all legal and administrative matters in Mexico. Subsequently, on November 14, 2014, the Company formally revoked the General Power of Attorney that was granted to Mr. Luc Pelchat.

At the Annual General Meeting of the Company’s shareholders which was held on September 18, 2014, the shareholders received the Audited Financial Statements for the fiscal year ended December 31, 2013 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe LLP, Chartered Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor, re-approved the Company’s 2004 Stock Option Plan, and approved and adopted Amendments to the Company’s Articles to implement Advance Notice Provisions.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

For the year ended December 31, 2014:

•	The Company’s operating expenses were $1,050,947 as compared to $324,031 for the corresponding year in 2013 and as compared to $163,147 for the corresponding year in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the expenses during the year ended December 31, 2014.

•	The Company recorded a net loss and comprehensive loss of $1,046,790 as compared to a net loss and comprehensive loss of $324,031 during the corresponding year in 2013 and as compared to $163,147 during the corresponding year in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the net loss during the year ended December 31, 2014.

•	The Company’s basic and diluted loss per common share was $0.98 as compared to a basic and diluted loss of $0.50 during the corresponding year in 2013 and as compared to a basic and diluted loss of $0.89 during the corresponding year in 2012.

•	The Company’s total assets were $3,530 as compared to $853,725 during the corresponding year in 2013 and as compared to $12,707 during the corresponding year in 2012. The impairment provision of the Mexican investment in the amount of $799,999 during the year ended December 31, 2014 mainly contributed to the decrease of the Company’s total assets.

•	The Company’s total liabilities were $529,764 as compared to $333,169 during the corresponding year in 2013 and as compared to $364,703 during the corresponding year in 2012.

•	The Company had a working capital deficiency of $526,236 as compared to a working capital deficiency of $328,645 during the corresponding year in 2013 and as compared to a working capital deficiency of $351,997 during the corresponding year in 2012.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. and 4 Touchdowns Capital Inc.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.	Extra High Property

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

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Property during the years 2014, 2013 and 2012.

On August 1, 2014, the Company entered into a Property Option Agreement with Green Arrow Resources Inc. (“Green Arrow”), a related company by certain common directors and officers, whereby Green Arrow was granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in the Extra High Property. Subsequently, on September 24, 2014, the Property Option Agreement was terminated by mutual consent.

2. Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

Fourth Quarter (December 31, 2014)

During the three months [fourth quarter] period ended December 31, 2014:

•	The Company had a net loss and comprehensive loss of $892,875 or $0.84 per share as compared to a net and comprehensive loss of $67,327 or $0.06 per share during the same three month [fourth period] ended December 31, 2013 and as compared to a net and comprehensive loss of $43,951 or $0.24 per share during the same three month [fourth period] ended December 31, 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the net loss during the year ended December 31, 2014.

•	The Company’s Operating costs were $897,032 as compared to $67,327 for the same period in 2013 and as compared to $43,951 for the same period in 2012. The impairment of the investment in Mexico in the amount of $799,999 mainly contributed to the increase of the expenses during the year ended December 31, 2014.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Revenues	$4,157	0	0	0
Net loss and comprehensive loss	(892,875)	(61,466)	(51,202)	(41,247)
Loss per common share	(0.84)	(0.06)	(0.05)	(0.04)

For the Quarterly Periods ended:	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(67,327)	(90,303)	(124,797)	(41,604)
Loss per common share	(0.06)	(0.13)	(0.28)	(0.11)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

Although during Q4 of 2014 the Company started generating a minimal revenue of $4,157, however the Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.

The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the foreseeable future the Company shall receive any casino royalty revenues from the Mexican land based casino, for the year ended December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2015, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2014:

•	the Company’s total assets were $3,530 as compared $853,725 for the corresponding year in 2013 and as compared to $12,707 for the corresponding year in 2012.

•	the Company’s total liabilities were $529,764 as compared to $333,169 for the corresponding year in 2013 and as compared to $364,703 for the corresponding year in 2012.

•	the Company had $426 in cash as compared to $2,923 in cash for the year ended December 31, 2013 and as compared to $nil in cash for the year ended December 31, 2012.

•	the Company had GST/HST receivable in the amount of $3,102 as compared to $1,601 for the year ended December 31, 2013 and as compared to $12,706 for the year ended December 31, 2012.

Private Placement Financing

There were no share financings during the year ended December 31, 2014.

During the year ended 2013, the following share financings occurred:

•	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 125,834 units at $0.90 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 7, 2016.

•	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 108,334 units at $0.90 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 28, 2016.

•	On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

•	On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

There were no share financings during the year ended December 31, 2012.

Warrants

As at December 31, 2014, a total of 270,835 warrants with a weighted average price of $1.50 per share were outstanding.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Convertible Debentures Financing 2015

On January 6, 2015 the Company closed a convertible debenture financing with two directors of the Company for a total amount of $250,000. The convertible debentures have a maturity date of 12 months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share.

Convertible Debentures Financing 2013

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

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under equity portion of convertible debenture reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the Company elected to convert the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest into common shares of the Company. Specifically, the Company issued 610,724 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations to these twelve arm’s length parties pursuant to the convertible debentures.

As at December 31, 2014, the amount of $123,125 has been recorded as convertible debentures and the amount of $5,712 has been recorded as the equity portion of convertible debentures reserve.

Stock Options

As at December 31, 2014, a total of 33,334 stock options have been granted to consultants exercisable at a price of $1.20 per share which expire on March 18, 2016 as to 21,667 stock options and May 15, 2016 as to 11,667 stock options. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Significant Accounting Policies

The Annual Audited Financial Statements for the year ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Audited Financial Statements for the year ended December 31, 2014.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by common key management personnel.

The Company together with Las Vegas and Green Arrow had entered into a sub-lease agreement with an arm’s length party for office space which expired on July 30, 2014. Under the sub-lease agreement, the three companies were required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. From May 1, 2013 until July 30, 2014 the Company was charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs, and applicable taxes.

The Company together with Las Vegas and Green Arrow have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Las Vegas. Effective as of August 1, 2014, the Company is being charged by Las Vegas the amount of $2,559 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at December 31, and consist of the following:

	2014	2013

Advances from directors (interest at prime plus 1%)	$122,698	$116,282
Entities controlled by directors (non-interest-bearing)	175,360	21,188

	$298,058	$137,470

During the years ended December 31, 2014, 2013 and 2012, the following amounts were charged by related parties.

84

	2014	2013	2012

Interest charged on amounts due to related parties	$4,716	$1,282	$2,427
Rent charged by entities with common directors	26,117	17,918	5,200
Office expenses charged by an entity with common directors	87,899	67,957	56,517
	$118,732	$87,157	$64,144

The Company has an agreement for office support services with Las Vegas. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

The remuneration of directors and key management personnel during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012

Management fees	$33,000	$6,000	$41,500

The Company has an agreement for management services (the “Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. Pursuant to the Agreement, the Company is entitled to receive management services from Kalpakian Bros. Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month. The Agreement is renewable on an annual basis, and either party may terminate the Agreement at any time by giving three months’ notice in writing to the other party.

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

On August 1, 2014, the Company entered into a Property Option Agreement with Green Arrow whereby Green Arrow was granted an irrevocable and exclusive right and option to acquire the Company’s 33% right, title and interest in the Extra High Property. Subsequently, on September 24, 2014, the Property Option Agreement was terminated by mutual consent.

In connection with the non-brokered private placement which closed on January 7, 2013 and January 28, 2013 (see Liquidity and Capital Resources of this MD&A), a total of 125,833 Units in the capital of the Company were subscribed for by family members of two directors of the Company and a total of 108,333 Units were subscribed for by two directors of the Company.

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

At December 31, 2014, the Company had cash of $426 (2013 - $2,923) available to apply against short-term business requirements and current liabilities of $529,764 (2013 - $333,169). All of the current liabilities, except for convertible debentures, are due within 90 days of December 31, 2014. Amounts due to related parties are due on demand.

As of the date of this MD&A, the following convertible debentures have matured and are payable on demand:

c)	A convertible debenture with a face value of $50,000 has matured on October 12, 2014 and is payable on demand together with accrued interest; and
d)	A convertible debenture with a face value of $50,000 has matured on January 23, 2015 and is payable on demand together with accrued interest.

(j)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, and foreign exchange rates will affect the Company's net earnings or the value of financial instruments. As at December 31, 2014, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2014 and 2013.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 24, 2015	1,067,724	Nil	N/A	N/A
Warrants as at April 24, 2015	125,834 108,334 16,667 16,667 267,502	Nil	Cdn $1.50 Cdn $1.50 Cdn $1.50 Cdn $1.50	Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Agent’s Warrants as at April 24, 2015	3,333	Nil	Cdn $1.50	July 23, 2018
Stock Options as at April 24, 2015	21,667 11,667 33,334	Nil	Cdn. $1.20 Cdn $1.20	Mar 18, 2016 May 15, 2016
Fully Diluted as at April 24, 2015	1,371,893	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2014) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
Chief Executive Officer and Chief Financial Officer
Dated this 29th day of April, 2015