Form 20-F
period 2015-12-31
37 CAPITAL INC
filed 2016-05-02
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,067,724 common shares as of December 31, 2015. No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

2

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2015

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Bedo H. Kalpakian(1)* Delta, British Columbia, Canada	President, CEO,CFO and Director
Jacob H. Kalpakian Vancouver, British Columbia, Canada	Vice President and Director
Gregory T. McFarlane* Las Vegas, Nevada, USA	Director
Fred A. C. Tejada* Surrey, British Columbia, Canada	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary

(1)	Chairman of the Audit Committee
*Member of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On August 31, 2012 the Company’s share capital was consolidated on the basis of fifteen old common shares for one new common share, and on July 7, 2014 the Company’s share capital was consolidated on the basis of six old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2015) have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with IFRS.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Operating Revenue	$0	4,157	0	0	0
Interest Income	$0	0	0	0	0
Net loss	$(334,993)	(1,046,790)	(324,031)	(163,147)	(483,413)
Basic and diluted loss per common share before other items	$(0.31)	(0.98)	(0.50)	(0.89)	(2.62)
Total Assets	$3,277	3,530	853,725	12,707	3,140
Capital Stock	$25,272,401	25,272,401	25,272,401	24,117,881	24,117,881
Number of common shares at year-end	1,067,724	1,067,724	1,067,725	184,168	184,170
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 6:1 share consolidation which took effect on July 7, 2014 as described in Information on the Company under Item 4. of this Annual Report.

Bank of Canada Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2015	0.7971	0.7645
August 2015	0.7708	0.7493
September 2015	0.7592	0.7453
October 2015	0.7784	0.7538
November 2015	0.7662	0.7478
December 2015	0.7497	0.7161

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2015	For Year Ended December 31, 2014	For Year Ended December 31, 2013	For Year Ended December 31, 2012	For Year Ended December 31, 2011
Average rate ($)(2)	0.7821	0.9399	0.9710	1.0003	1.0110
High ($)(3)	0.8511	0.9053	1.0165	1.0327	1.0607
Low ($)(3)	0.7161	0.8579	0.9342	0.9618	0.9480

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2015, the US $1.00 was equal to Cdn $1.3840.

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

- Revenues and Dividends: Although during Q4 of 2014 the Company generated a minimal revenue of $4,157, however the Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2015. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

-  Investment in Mexican Gaming Company: In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the future the Company shall receive any casino royalty revenues from the Mexican land based casino, on December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company. The Company did not recognize any revenue during fiscal 2015.

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

On July 7, 2014, the Company changed its name to 37 Capital Inc. (see Exhibit 3.6 – Incorporated by reference).

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

On April 8, 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received.

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

Since its incorporation, the Company has been engaged primarily in the identification, acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time from 1991 to 1994, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

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

Arrangement Agreement

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015 (see Exhibit 12 - Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the plan of arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on www.SEDAR.com.

As of the date of this Report, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in.

Effective as of April 26, 2013, the Company’s office is located at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The telephone number is (604) 681-1519 (ext. 6106) and the telefax number is (604) 681-9428. The contact person is Bedo H. Kalpakian.

The Company's registered office and records office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The telefax number is (604) 685-7084).

The Registrar and Transfer Agent of the Company is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC, Canada V6C 3B9. The telefax number is (604) 661-9407.

The Auditors of the Company are Smythe LLP, Chartered Professional Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Property located in the Province of British Columbia, and the Company is entitled to receive a one-half percent (1/2%) gross receipts royalty interest from certain lithium mineral properties located in the Province of Ontario after six months from the date of commencement of commercial production. The principal business of 37 Capital is in mineral exploration. However, as of December 31, 2014 and 2013, the Company has a minority investment in a non-mining related project located in Mexico. As at December 31, 2014, the Company assessed the fair value of its investment and has recorded impairment of $799,999 on its investment due to nominal royalty payments received. As of the date of this Report, the Company does not expect to recover its investment in the non-mining related project located in Mexico.

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

Item 4. C. Organizational Structure

Arrangement Agreement

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015 (see Exhibit 12 - Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the plan of arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on SEDAR.

As of the date of this Report, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in.

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

From May, 2005 up to December, 2005, the Company conducted its exploration program on the Extra High Property. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. At the time, Mr. J.W. Murton was a director of the Company. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s corporate website, www.37capitalinc.com. For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.37capitalinc.com. Mr. J.W. Murton is no longer a director of the Company.

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

As at December 31, 2012, 2013, 2014 and 2015, the Company held a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Property during the years 2015, 2014 and 2013.

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

Pursuant to the March 30, 2016 Amending Agreement (see Exhibit 10.11.4*), Colt and the Company have agreed to reduce the size of the Extra High Property from 1,077 hectares to 650 hectares by abandoning certain claims.

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Property.

The Extra High Property, consisting of a total area of approximately 1,077 hectares, is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

Legal Description

The Extra High Mineral Property tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2016/APR/02**
509956	Extra High	182.52	2005/MAR/31	082M	2016/APR/02*
509961	Extra High	121.664	2005/MAR/31	082M	2016/APR/02**
509963	Extra High	40.569	2005/MAR/31	082M	2016/APR/02*
509969	Extra High	344.834	2005/MAR/31	082M	2016/APR/02**
510213	Extra High	20.289	2005/APR/05	082M	2016/APR/02*
510214	Extra High	40.557	2005/APR/05	082M	2016/APR/02**
510215	Extra High	81.124	2005/APR/05	082M	2016/APR/02**
510306	Extra High	60.857	2005/APR/05	082M	2016/APR/02*
509952	Super High #1	60.824	2005/MAR/31	082M	2016/MAR/31*
520184	Super High #2	20.275	2005/SEP/20	082M	2016/SEP/20***
520186	Super High #3	40.544	2005/SEP/20	082M	2016/SEP/20***

* Abandoned as of March 31, 2016 and April 2, 2016.

** Expiry date has been extended to December 25, 2019.

*** Shall be abandoned by Expiry Date.

II.	Ontario, Canada Lithium Properties (Mineral Leases)

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

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received (see Exhibit 10.13 – Incorporated by reference). As of the date of this Report, the Company does not expect to recover its investment in the Mexican land based casino.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2015, 2014 and 2013 which are in accordance with IFRS:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenue	$0	4,157	0
Interest income	0	0	0
Expenses	(334,993)	(1,050,947)	(324,031)
Basic and diluted loss per common share before other items	(0.31)	(0.98)	(0.50)
Net loss	(334,993)	(1,046,790)	(324,031)
Total assets	3,277	3,530	853,725
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Note: All common shares and per share amounts included in the above table for the years ended December 31, 2015, 2014 and 2013 have been restated to give retroactive effect to the 6:1 share consolidation which took effect on July 7, 2014 as described in Information on the Company under Item 4. of this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding as shown in the Annual Statements of Comprehensive Loss for the above mentioned periods.

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

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received (see Exhibit 10.13 – Incorporated by reference). As of the date of this Report, the Company does not expect to recover its investment in the Mexican land based casino.

For the year ended December 31, 2015:

•	The Company’s operating expenses were $334,993 as compared to $1,050,947 for the corresponding year in 2014 and as compared to $324,031 for the corresponding year in 2013.

•	The Company recorded a net loss and comprehensive loss of $334,993 as compared to a net loss and comprehensive loss of $1,046,790 during the corresponding year in 2014 and as compared to a net loss and comprehensive loss of $324,031 during the corresponding year in 2013.

•	The Company’s basic and diluted loss per common share was $0.31 as compared to a basic and diluted loss of $0.98 during the corresponding year in 2014 and as compared to a basic and diluted loss of $0.50 during the corresponding year in 2013.

•	The Company’s total assets were $3,277 as compared to $3,530 during the corresponding year in 2014 and as compared to $853,725 during the corresponding year in 2013.

•	The Company’s total liabilities were $836,510 as compared to $529,764 during the corresponding year in 2014 and as compared to $333,169 during the corresponding year in 2013.

•	The Company had a working capital deficiency of $833,235 as compared to a working capital deficiency of $526,236 during the corresponding year in 2014 and as compared to a working capital deficiency of $328,645 during the corresponding year in 2013.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(90,042)	(70,172)	(99,920)	(74,859)
Loss per common share	(0.08)	(0.07)	(0.09)	(0.07)

For the Quarterly Periods ended:	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Revenues	$4,157	0	0	0
Net loss and comprehensive loss	(892,875)	(61,466)	(51,202)	(41,247)
Loss per common share	(0.84)	(0.06)	(0.05)	(0.04)

For the Quarterly Periods ended:		December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Revenues	#	0	0	0	0
Net loss and comprehensive loss		(67,327)	(90,303)	(124,797)	(41,604)
Loss per common share		(0.06)	(0.13)	(0.28)	(0.11)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2016, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

For the year ended December 31, 2015:

•	The Company’s operating expenses were $334,993 as compared to $1,050,947 for the corresponding year in 2014 and as compared to $324,031 for the corresponding year in 2013.

•	The Company recorded a net loss and comprehensive loss of $334,993 as compared to a net loss and comprehensive loss of $1,046,790 during the corresponding year in 2014 and as compared to a net loss and comprehensive loss of $324,031 during the corresponding year in 2013.

•	The Company’s basic and diluted loss per common share was $0.31 as compared to a basic and diluted loss of $0.98 during the corresponding year in 2014 and as compared to a basic and diluted loss of $0.50 during the corresponding year in 2013.

•	The Company’s total assets were $3,277 as compared to $3,530 during the corresponding year in 2014 and as compared to $853,725 during the corresponding year in 2013.

•	The Company’s total liabilities were $836,510 as compared to $529,764 during the corresponding year in 2014 and as compared to $333,169 during the corresponding year in 2013.

•	The Company had a working capital deficiency of $833,235 as compared to a working capital deficiency of $526,236 during the corresponding year in 2014 and as compared to a working capital deficiency of $328,645 during the corresponding year in 2013.

Private Placement Financing

There were no share financings during the year ended December 31, 2015.

Subsequent to the year ended December 31, 2015, the Company has closed one tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company has issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing include a hold period in accordance with applicable securities law. A director of the Company and a family member subscribed to this non-brokered private placement.

Of the $25,000 subscription which was subscribed for by a subscriber during 2015, the Company has refunded the sum of $15,000 to the subscriber on April 5, 2016.

There were no share financings during the year ended December 31, 2014.

Warrants

As at December 31, 2015, a total of 270,835 warrants with a weighted average exercise price of $1.50 per share were outstanding. Subsequent to December 31, 2015, a total of 1,000,000 share purchase warrants were issued and a total of 250,835 share purchase warrants expired unexercised.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to its creditors. The borrowed amount of $103,924 is payable on demand.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

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

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the principal amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve. The principal amount of $50,000 together with the accrued interest of the Convertible Debenture (“Outstanding Liability”) became due and payable on January 23, 2015. However, on the due date the Company was unable to repay the Outstanding Liability. As a result, and by mutual consent, the Convertible Debenture has been extended for an indefinite period until the Company pays the Outstanding Liability.

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

As at December 31, 2015, the amount of $424,644 has been recorded as convertible debentures (liability component) and the amount of $33,706 has been recorded as the equity portion of convertible debentures reserve.

Stock Options

As at December 31, 2015, there were a total of 33,334 stock options that have been granted to consultants exercisable at a price of $1.20 per share. Subsequently, a total of 21,667 stock options expired unexercised on March 18, 2016. The remaining 11,667 stock options have an expiry date of May 15, 2016. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has four convertible debentures totalling $350,000 plus accrued interest which have matured and are payable on demand (see Exhibits 10.14 & 10.15– Incorporated by reference). In addition to the Convertible Debentures which have matured and are due, the Company has borrowed the sum of $103,924 from an arm’s length party which is payable on demand, and the Company is obliged to refund to a subscriber the sum of $10,000, both of which have not been reflected in the Company’s balance sheets. The Company has no Short Term Debt Obligations, Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Long Term Obligations pursuant to the 2015 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2015, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian* Delta, B.C. Canada	President, CEO, CFO and Director	May 14, 1946

Vice President of the Registrant

President of Registrant

CEO & CFO of the Registrant

Chairman of Jackpot Digital Inc. (“JP”) (formerly Las Vegas From Home.com Entertainment Inc.)

CFO of JP

Director of Green Arrow Resources Inc.

President, CEO of Colt Resources Inc.

1984 to 1990 1991 to Present 2004 to Present 1991 to Present 2004 to Present April 2012 to Present 2007 to 2008
Jacob H. Kalpakian Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant; President of JP CEO of JP President & CEO of Green Arrow Resources Inc. Vice President of Colt Resources Inc.	1991 to Present 1991 to Present 2004 to Present April 2012 to Present 2007 to 2008
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and JP; Principal of McFarlane Media, LLC (2005)	1992 to Present 2005 to Present
Fred A.C. Tejada* Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant President of Tirex Resources Inc. Vice President Operations and Exploration of Tirex Resources Vice President Exploration of Panoro Minerals Ltd.	December 2009 to Present October 2011 to Present June 2011 to October 2011 July 2007 to June 2011
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of JP Corporate Secretary of Green Arrow Resources Inc.	2008 to Present 2008 to Present 2012 to Present

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $60,000 during the year ended December 31, 2015 (2014: $33,000; 2013: $6,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. And, effective October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

During 2015, 2014 and 2013, there were no stock options granted to Directors, Officers and Employees.

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

6.C.2. Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $60,000 during the year ended December 31, 2015 (2014: $33,000; 2013: $6,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual and Special General Shareholder’s meeting which was held on June 4, 2015. The Company’s 2015 Annual Information Circular (see Exhibit 12* – Incorporate by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2015 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Delta, BC, Canada	118,0959(1)	11.06%
Jacob H. Kalpakian Vancouver, BC, Canada	70,088(2)	6.56%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.01%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.05%

Notes: *Based on 1,067,724 issued and outstanding common shares as of December 31, 2015.

(1)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by BHK Management Inc. and 1,700 are held by a family member.
(2)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 33,580 are held by family members.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s last Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12* – Incorporated by reference).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2013, the Company granted to two consultants a total number of 33,334 stock options exercisable at $1.20 per share of which 21,667 stock options expired on March 18, 2016 and 11,667 stock options expire on May 15, 2016.

During 2015, 2014 and 2013 there were no stock options granted to Directors, Officers and, Employees.

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

As at December 31, 2015, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC	178,719 (1)	16.74%
(1)	Of these shares, 103,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 35,280 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.
*	Based on 1,067,724 issued and outstanding common shares as of December 31, 2015.

As at December 31, 2014, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	246,219 (1)	23.06%
(2)	Of these shares, 153,931 common shares are held by Bedo H. Kalpakian directly, 41,544 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 35,280 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.
*	Based on 1,067,724 issued and outstanding common shares as of December 31, 2014.

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

7.A.2. As of December 31, 2015, the Company had 1,067,724 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,601 outstanding common shares and 6 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Item 7.B. Related Party Transactions

The Company shares office space and certain employees with Jackpot Digital Inc. (formerly Las Vegas From Home.com Entertainment Inc.) (“Jackpot”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by common key management personnel.

The Company together with Jackpot and Green Arrow had entered into a sub-lease agreement with an arm’s length party for office space which expired on July 30, 2014. Under the sub-lease agreement, the three companies were required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. From May 1, 2013 until July 30, 2014, the Company was charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs, and applicable taxes.

The Company together with Jackpot and Green Arrow have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. The office lease has been extended until July 31, 2016. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. Effective as of August 1, 2014, the Company is being charged by Jackpot the amount of $2,559 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at December 31 and consist of the following:

	2015	2014
Advances from directors (interest at prime plus 1%)	$38,528	$122,698
Entities controlled by directors (non-interest-bearing)	237,098	175,360
	$275,626	$298,058

During the years ended December 31, 2015, 2014 and 2013, the following amounts were charged by related parties.

	2015	2014	2013
Interest charged on amounts due to related parties	$928	$4,716	$1,282
Rent charged by entities with common directors	29,403	26,117	17,918
Office expenses charged by an entity with common directors	86,332	87,899	67,957
	$116,663	$118,732	$87,157

The remuneration of directors and key management personnel during the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Management fees	$60,000	$33,000	$6,000

On January 6, 2015 the Company issued convertible debentures to two directors in the amount of $250,000.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2016. The agreement can be terminated by either party upon giving three months’ written notice.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Jackpot.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $60,000 during the year ended December 31, 2015 (2014: $33,000; 2013: $6,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

Subsequent to the year-ended December 31, 2015, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTC Pink of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Jackpot and Gregory T. McFarlane is a director of Jackpot;
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada and on the OTCPINK of the OTC Markets Inc. in the U.S.A. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Both Jacob H. Kalpakian and Bedo H. Kalpakian are directors of Green Arrow since April 2012. Jacob H. Kalpakian is also the President and CEO of Green Arrow.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2015, are included in Item 17 of this report.

Item 8.A.7. Legal Proceedings

The Company is presently not a party to any legal proceeding of any kind.

The Company's corporate legal counsels are: McMillan LLP, Lawyers | Patent & Trademark Agents (Attention: Michael Kennedy), Royal Centre, 1055 W. Georgia Street, Suite 1500, PO Box 11117

Vancouver, BC V6E 4N7. The telefax number is (604) 685-7084.

Item 8.A.8. Dividends

The Company has never paid dividends and does not intend to pay any dividends in the future.

Item 8. B. Significant Changes

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received. As of the date of this Report, the Company does not expect to recover its investment in the Mexican land based casino.

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

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015 (see Exhibit 12 - Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the plan of arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on www.SEDAR.com.

As of the date of this Report, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in.

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

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2011	12.72	7.20	259
2012	0.90	1.14	111
2013	1.68	1.68	767
2014	n/a	n/a	n/a
2015	n/a	n/a	n/a

Two Most Recent Financial Years

Year 2014
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

Year 2015
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2010	18.00	4.50	13,417
2011	18.00	3.60	19,995
2012	11.70	10.80	66,016
2013	1.50	0.06	31,501
2014	0.90	0.60	207,171
2015	0.51	0.135	66,294

Two Most Recent Financial Years

Year 2014
Jan 1 – Mar 31	0.75	0.75	87,669
Apr 1 – Jun 30	0.90	0.60	119,502
Jul 1 – Sep 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

Year 2015
Jan 1 – Mar 31	0.51	0.51	2012
Apr 1 – Jun 30	0.51	0.21	50,499
Jul 1 – Sep 30	0.18	0.135	4,210
Oct 1 – Dec 31	0.20	0.17	9,573

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 1,067,724 common shares are issued and outstanding as of December 31, 2015. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 28, 2016	2,067,724	Nil	N/A	N/A
Warrants as at April 28, 2016	16,667 1,000,000 1,016,667	Nil	Cdn $1.50 Cdn $0.135	May 1, 2016 January 4, 2021
Agent’s Warrants as at April 28, 2016	3,333	Nil	Cdn $1.50	July 23, 2018
Stock Options as at April 28, 2016	11,667	Nil	Cdn $1.20	May 15, 2016
Fully Diluted as at April 28, 2016	3,099,391	Nil

. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2015, 2014 and 2013:

Warrants activity for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2012	35,371	$10.56
Issued	270,835	$1.50
Expired	(12,223)	$1.50

Balance, December 31, 2013	293,983	$2.09
Expired	(23,148)	$9.00
Balance, December 31, 2014 and 2015	270,835	$1.50

At December 31, 2015 and 2014, the following warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	2015	2014
January 7, 2016	1.50	125,834	125,834
January 28, 2016	1.50	108,334	108,334
March 4, 2016	1.50	16,667	16,667
May 1, 2016	1.50	16,667	16,667
July 23, 2018	1.50	3,333	3,333
		270,835	270,835

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on September 18, 2013. The material terms of the 2004 Stock Option Plan are outlined in the Company’s Information Circular included with the 2015 Notice of Annual and Special General Meeting (see Exhibit 12* – Incorporated by reference).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (See Exhibit 10.7 – Incorporated by reference).

Options activity for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2012	—	$—
Granted	33,334	$1.20

Balance, December 31, 2013, 2014 and 2015	33,334	$1.20

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees, for services rendered.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Equity (Deficiency)
Balance, December 31, 2012	184,168	$24,117,881	$—	$10,834	$—	$(24,480,711)	$(351,996)
Net loss for the year	—	—	—	—	—	(324,031)	(324,031)
Private placement, net of share issuance costs	270,833	240,750	—	—	—	—	240,750
Convertible debentures	—	—	58,364	—	—	—	58,364
Shares issued on conversion of debentures	610,724	910,770	(52,652)	—	—	—	858,118
Shares issued for debenture commissions	2,000	3,000	—	—	—	—	3,000
Warrants issued for debenture commissions	—	—	—	5,115	—	—	5,115
Expiry of warrants	—	—	—	(10,000)	—	10,000	—
Share-based payment	—	—	—	—	31,236	—	31,236
Balance, December 31, 2013	1,067,725	25,272,401	5,712	5,949	31,236	(24,794,742)	520,556
Net loss for the year	—	—	—	—	—	(1,046,790)	(1,046,790)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	—	—	—	—	—	—
Expiry of warrants	—	—	—	(834)	—	834	—
Balance, December 31, 2014	1,067,724	25,272,401	5,712	5,115	31,236	(25,840,698)	(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures	—	—	27,994	—	—	—	27,994
Balance, December 31, 2015	1,067,724	$25,272,401	$33,706	$5,115	$31,236	$(26,175,691)	$(833,233)

Item 10.B. Articles of Association

The Company’s shareholders considered and approved a special resolution to adopt new Articles for the Company at the Company’s Special Meeting which was held on January 10, 2005, (Exhibit 3.2 - Incorporated by reference). On September 18, 2014, the Company’s shareholders considered and approved a resolution to adopt an Amendment to the Articles for the implementation of the Advance Notice Provisions (see Exhibit 3 – Incorporated by reference).

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $60,000 during the year ended December 31, 2015 (2014: $33,000; 2013: $6,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party.

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

The following is intended to be a general description of the U.S. Federal income tax considerations material to a purchase of the common shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holders. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences of an investment in the common shares of 37 Capital.

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

Item 10. F. Dividends and Paying Agents.

Not Applicable.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2015 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

Item 10. I Subsidiary Information

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015 (see Exhibit 12 - Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the plan of arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on www.SEDAR.com.

As of the date of this Report, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in.

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

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

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

The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(b)	Credit risk

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

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2015, the Company had cash of $783 available to apply against short-term business requirements and current liabilities of $836,510. All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(d)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2015, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has four Convertible Debentures totalling the principal amount of $350,000 plus accrued interest which have matured and are payable on demand (see Exhibits 10.14 & 10.15 – Incorporated by reference).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding accounts payable, accrued liabilities and the four convertible debentures totalling the principal amount of $350,000 plus accrued interest which have matured and are payable on demand, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, he has concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.37capitalnc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2015: $24,400) (2014: $23,500) and (2013: $23,500)

(b)	Audit Related Fees were (2015: $Nil) (2014: $Nil) and (2013: $Nil).

(c)	Tax Fees: Tax fees were (2015: $2,000) (2014: $2,000) and (2013: $2,000).

(d)	All other Fees were (2015: $1,200) (2014: $Nil) and (2013: $1,500).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circular dated May 6, 2015 (see Exhibit 12 – Incorporated by reference).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2015 and 2014, together with the report of the auditors, Smythe LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s consolidated financial statements are stated in Canadian dollars (Cdn $).

ITEM 18. FINANCIAL STATEMENTS

The Company's consolidated financial statements which are required to be filed hereunder are listed in Item 17 and are specifically incorporated herein by this reference. The Company's consolidated financial statements are stated in Canadian dollars (Cdn $) and are prepared in accordance with the International Financial Reporting Standards as issued By the International Accounting Standards Board.

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference –
Previously filed on Registration Statement on Form 20-F, May 1988)

3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia
Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004
(SEC Accession No. 0000945234-05-000483)
http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm

3.	Amendment to the Articles for the implementation of Advance Notice Provisions.
SEC Accession No. 000-1607062-15-000191
http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex3.htm

3.4	Certificate of Name Change to Kokomo Enterprises Inc.
SEC Accession No. 0001137171-09-000478
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm

3.5	Certificate of Name Change to High 5 Ventures Inc.
SEC Accession No. 0001137171-13-000179
http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/cert.htm

3.6	Certificate of Name Change to 37 Capital Inc.
http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex3_6.htm

10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)
http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm

10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005) (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.4.2	Addendum to the Management Services Agreement dated November 1, 2010.
SEC Accession No. 0001137171-11-000333
http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm

10.4.3	Addendum to the Management Services Agreement dated February 16, 2012.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm

10.4.4	Addendum to the Management Services Agreement dated March 28, 2012.
SEC Accession No. 0001137171-12-000177
http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm

10.4.5	Addendum to the Management Services Agreement dated September 14, 2012.
SEC Accession No. 0001137171-13-000179
http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm

10.4.6	Addendum to the Management Services Agreement dated July 17, 2014.
SEC Accession No. 0001607062-14-000048
http://www.sec.gov/Archives/edgar/data/825171/000160706214000048/hhh73114adden.htm

10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 –
(SEC Accession No.0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm

10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm

10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm

10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm

10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm

10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement
(SEC Accession No. 0001137171-07-000906)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm

10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 –
(SEC Accession No. 0001137171-08-000659)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm

10.11.4*	Amending Agreement dated March 30, 2016 with Colt Resources Inc.

10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –
(SEC Accession No. 0001137171-09-000478)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13	Purchase and Sale Agreement wih Gran Odyssey Casino, S.A. De C.V. dated April 8, 2013.
(SEC Accession No. 0001607062-14-000003)
http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_13.htm

10.14	2013 Convertible Debenture Financing
(SEC Accession No. 0001607062-14-000003)
http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_14.htm

10.15	Convertible Debenture Financing
http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex10_15.htm

11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated

12.	Notice of Annual General and Special Meeting 2015 and Management Proxy Materials
http://www.sec.gov/Archives/edgar/data/825171/000160706215000199/ex20_1.htm

14.	Notice of Annual General Meeting 2014 and Management Proxy Materials.

14.1	Code of Ethics - Previously filed on Form 20-F 2003
(SEC Accession No.0001137171-04-000850)
http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

15.	Notice of Annual General Meeting 2013 and Management Proxy Materials.
(SEC Accession No. 0001607062-14-000003)
http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex15.htm

16.	Notice of Annual General Meeting 2012 and Management Proxy Materials.
(SEC Accession No. 0001137171-12-000249)
http://www.sec.gov/Archives/edgar/data/825171/000113717112000249/infocircular.htm

17.	Notice of Annual General Meeting 2011 and Management Proxy Materials.
(SEC Accession No. 0001137171-11-000333) http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex17.htm

18.	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference-
(SEC Accession No. 0001137171-10-000418)

19.	Notice of Annual General Meeting, 2009 and Management Proxy Materials(Incorporated by reference – previously filed on Form 6K for the month of May, 2009
(SEC Accession No. 0001137171-09-000424)
http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm

20.	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008
(SEC Accession No. 0001137171-08-000573)
http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm

20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007
(Accession Number 0001137171-07-000842)
http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm

20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials
(Incorporated by reference - previously filed on Form 6-K December 3, 2004)
http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1*	Sarbanes Oxley Act Section 302, Certified by
Bedo H. Kalpakian, President, C.E.O. & C.F.O. (Attached)

32.1*	Sarbanes Oxley Act Section 906, Certified by
Bedo H. Kalpakian, C.E.O & C.F.O. (Attached)

99.*	Financial Exhibits: - (unaudited)

99.1*	Schedules I - Marketable Securities - Other Investments

99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties

99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

*	Filed Herewith (Attached)

37 CAPITAL INC.

Consolidated Financial Statements

December 31, 2015 and 2014

(Expressed in Canadian Dollars)

Index	Page

Report of Independent Registered Public Accounting Firm to the Stockholders	50

Consolidated Financial Statements

Consolidated Balance Sheets	5

Consolidated Statements of Comprehensive Loss	52

Consolidated Statements of Changes in Stockholder’s Deficiency	53

Consolidated Statements of Cash Flows	54

Notes to Consolidated Financial Statements	55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF 37 CAPITAL INC.

We have audited the accompanying consolidated financial statements of 37 Capital Inc., which comprise the consolidated balance sheets as at December 31, 2015 and 2014, and the consolidated statements of comprehensive loss, changes in stockholders’ deficiency and cash flows for each of the three years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of 37 Capital Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for each of the three years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

“Smythe LLP”

Chartered Professional Accountants

Vancouver, Canada

April 8, 2016

37 CAPITAL INC.

Consolidated Balance Sheets

December 31

(Expressed in Canadian Dollars)

	2015	2014

Assets

Current
Cash	$783	$426
GST receivable	2,492	3,102

	3,275	3,528
Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1

Total Assets	$3,277	$3,530

Liabilities

Current
Accounts payable and accrued liabilities (note 16)	$136,240	$108,581
Due to related parties (note 10)	275,626	298,058
Convertible debentures (note 9)	424,644	123,125

Total Liabilities	836,510	529,764

Stockholders’ Deficiency

Capital Stock (note 8)	25,272,401	25,272,401
Equity Portion of Convertible Debentures Reserve (note 9)	33,706	5,712
Reserves	36,351	36,351
Deficit	(26,175,691)	(25,840,698)

Total Stockholders’ Deficiency	(833,233)	(526,234)

Total Liabilities and Stockholders’ Deficiency	$3,277	$3,530

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to consolidated financial statements.

37 CAPITAL INC.

Consolidated Statements of Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

	2015	2014	2013

Revenues
Royalty revenues (note 7)	$—	$4,157	$—

Expenses
Office (note 10)	110,852	99,521	99,606
Finance and interest (notes 9 and 10)	81,125	33,415	100,800
Management fees (note 10)	60,000	33,000	6,000
Legal, accounting and audit	40,672	44,255	32,002
Rent (note 10)	29,403	26,117	17,918
Regulatory and transfer fees	6,521	9,227	7,044
Consulting (note 8(d))	4,250	—	51,836
Telephone, travel, meals and entertainment	2,170	4,885	7,945
Shareholder communication	—	528	880
Impairment of investment (note 7)	—	799,999	—

	334,993	1,050,947	324,031

Net Loss	(334,993)	(1,046,790)	(324,031)

Other Comprehensive Loss
Items that may be reclassified subsequently to profit or loss:
Fair value loss on investment (note 7)	—	(799,999)	—
Transfer on impairment of investment	—	799,999	—

	—	—	—

Total Comprehensive Loss	$(334,993)	$(1,046,790)	$(324,031)

Basic and Diluted Loss per Common Share	$(0.31)	$(0.98)	$(0.50)

Weighted Average Number of Common Shares Outstanding	1,067,724	1,067,724	643,397

See notes to consolidated financial statements.

37 CAPITAL INC.

Consolidated Statements of Changes in Stockholders’ Deficiency

Years Ended December 31

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Equity (Deficiency)
Balance, December 31, 2012	184,168	$24,117,881	$—	$10,834	$—	$(24,480,711)	$(351,996)
Net loss for the year	—	—	—	—	—	(324,031)	(324,031)
Private placement, net of share issuance costs	270,833	240,750	—	—	—	—	240,750
Convertible debentures	—	—	58,364	—	—	—	58,364
Shares issued on conversion of debentures	610,724	910,770	(52,652)	—	—	—	858,118
Shares issued for debenture commissions	2,000	3,000	—	—	—	—	3,000
Warrants issued for debenture commissions	—	—	—	5,115	—	—	5,115
Expiry of warrants	—	—	—	(10,000)	—	10,000	—
Share-based payment	—	—	—	—	31,236	—	31,236

Balance, December 31, 2013	1,067,725	25,272,401	5,712	5,949	31,236	(24,794,742)	520,556
Net loss for the year	—	—	—	—	—	(1,046,790)	(1,046,790)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	—	—	—	—	—	—
Expiry of warrants	—	—	—	(834)	—	834	—

Balance, December 31, 2014	1,067,724	25,272,401	5,712	5,115	31,236	(25,840,698)	(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures	—	—	27,994	—	—	—	27,994

Balance, December 31, 2015	1,067,724	$25,272,401	$33,706	$5,115	$31,236	$(26,175,691)	$(833,233)

See notes to consolidated financial statements.

37 CAPITAL INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2015	2014	2013

Operating Activities
Net loss	$(334,993)	$(1,046,790)	$(324,031)
Items not involving cash
Finance expense	—	6,297	14,175
Impairment of investment	—	799,999	—
Interest expense on convertible debentures	79,513	21,390	78,860
Share-based payment	—	—	31,236

	(255,480)	(219,104)	(199,760)
Changes in non-cash working capital (note 11)	5,837	196,485	(115,044)

Cash Used in Operating Activities	(249,643)	(22,619)	(314,804)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	—	—	240,750
Issue of convertible debentures	250,000	—	927,000

Cash Provided by Financing Activities	250,000	—	1,167,750

Investing Activities
Purchase of investment	—	—	(800,000)
Advances to investment	—	—	(49,200)
Repayment of advances from investment	—	20,122	—

Cash Provided by (Used in) Investing Activities	—	20,122	(849,200)

Net Increase (Decrease) in Cash	357	(2,497)	3,746
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Year	426	2,923	(823)

Cash, End of Year	$783	$426	$2,923

Supplemental information (note 11)

See notes to consolidated financial statements.

1.	NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The Cusip number of the Company’s common shares is 88429G102. The shares of 37 Capital trade on the Canadian Securities Exchange under the symbol “JJJ”, and in the USA, the shares of 37 Capital trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns and the arrangement was completed subsequent to December 31, 2015 (note 16).

2.	GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2015 - $334,993; 2014 - $1,046,790; 2013 - $324,031), has a deficit of $26,175,691 (2014 - $25,840,698; 2013 - $24,794,742) a working capital deficiency of $833,235 (2014 - $526,236), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage, and accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the consolidated financial statements

The consolidated financial statements of 37 Capital for the year ended December 31, 2015 were approved and authorized for issue by the Board of Directors on April 8, 2016.

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

The key area of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less than its original cost at each reporting period.

The key estimates applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The provision for income taxes and recognition of deferred income tax assets and liabilities;

•	The recoverability of investment; and

•	The inputs in determining the liability and equity components of the convertible debentures.

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Principles of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of the Company’s wholly-owned subsidiaries, 27 Red Capital Inc. and 4 Touchdowns Capital Inc. are included in the consolidated financial statements from the date that control commenced.

Intercompany balances and transactions and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Financial instruments

i)	Financial assets

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

(b) Financial instruments (Continued)

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

(ii)	Financial liabilities

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

(iii)	Impairment

The Company assesses at each consolidated balance sheet date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized in the consolidated statement of comprehensive loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to the consolidated statement of comprehensive loss in the period.

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Mineral property interests

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

(d)	Impairment

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

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Decommissioning liabilities

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

(f)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

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

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Share-based payments

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

(h)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(i)	Earnings (loss) per share

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

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Capital stock

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

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(l)	New accounting pronouncements

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

Applicable to the Company’s annual period beginning on January 1, 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	New accounting pronouncements (Continued)

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

The Company has not early-adopted these standards and is currently assessing the impact that the standards will have on the consolidated financial statements.

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

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(b)	Fair value of financial instruments (Continued)

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

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

At December 31, 2015, the Company had cash of $783 (2014 - $426) available to apply against short-term business requirements and current liabilities of $836,510 (2014 - $529,764). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(e)           Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2015, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

6.	MINERAL PROPERTY INTERESTS

Extra High Property
Balance, December 31, 2014 and 2015	$1

(a)	Extra High Property

As at December 31, 2015, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 67% interest in the Extra High Property. Colt is the operator of the Extra High Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest

6.	MINERAL PROPERTY INTERESTS (Continued)

(a)	Extra High Property (Continued)

is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor Colt has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1 during the year ended December 31, 2011. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

(b)	Realization of assets

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

(c)	Title and environmental

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

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company. As at December 31, 2015 and 2014, the Company has no significant decommissioning obligations.

7.	INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced ($20,122 cash received and $29,078 repayment of expenses to third parties) and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value. As of December 31, 2015, there are no preferred shares issued.

(b)	Issued

Effective July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. All figures as to the numbers of common shares, stock options, warrants, as well as loss per share in these consolidated financial statements have been retroactively restated to reflect the consolidation.

There were no share financings during the years ended December 31, 2015 and 2014.

During the year ended December 31, 2013, the Company completed the following financings:

•	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 125,834 units at $0.90 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 7, 2016.

•	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 108,334 units at $0.90 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 28, 2016.

•	On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

8.	CAPITAL STOCK (Continued)

(b)	Issued (Continued)

•	On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

(c)	Warrants

Warrants activity for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2012	35,371	$10.56
Issued	270,835	$1.50
Expired	(12,223)	$1.50
Balance, December 31, 2013	293,983	$2.09
Expired	(23,148)	$9.00
Balance, December 31, 2014 and 2015	270,835	$1.50

At December 31, 2015 and 2014, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2015	2014

January 7, 2016	1.50	125,834	125,834
January 28, 2016	1.50	108,334	108,334
March 4, 2016	1.50	16,667	16,667
May 1, 2016	1.50	16,667	16,667
July 23, 2018	1.50	3,333	3,333
		270,835	270,835

The weighted average remaining contractual life for warrants outstanding at December 31, 2015 is 0.10 (2014 – 1.10) years.

8.	CAPITAL STOCK (Continued)

(c)	Warrants (Continued)

The fair value of warrants issued during the year ended December 31, 2013 for debenture commission (note 9) was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.04%, expected life of warrants of 3 years, expected stock price volatility of 116%, dividend yield of nil and fair value on date of issuance of $0.16.

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

(c)	Stock Options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2012	-	$-
Granted	33,334	$1.20

Balance, December 31, 2013, 2014 and 2015	33,334	$1.20

At December 31, 2015 and 2014, the following stock options were outstanding and exercisable:

Exercise	Expiry	Outstanding	Exercisable	Outstanding	Exercisable
Price	Date	2015	2015	2014	2014

$1.20	March 18, 2016	21,667	21,667	21,667	21,667
$1.20	May 15, 2016	11,667	11,667	11,667	11,667
		33,334	33,334	33,334	33,334

The weighted average remaining contractual life for options outstanding at December 31, 2015 is 0.27 (2014 – 1.27) years.

During the year ended December 31, 2015, share-based payments of $nil (2014 - $nil); 2013 - $31,236) were recognized as consulting expenses for options granted to consultants.

9.	CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

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

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the principal amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve. The principal amount of $50,000 together with the accrued interest of the Convertible Debenture (“Outstanding Liability”) became due and payable on January 23, 2015. However, on the due date the Company was unable to repay the Outstanding Liability. As a result, and by mutual consent, the Convertible Debenture has been extended for an indefinite period until the Company pays the Outstanding Liability.

9.	CONVERTIBLE DEBENTURES FINANCING (Continued)

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

The following table reconciles the fair value of the debentures on initial recognition to the carrying amount at December 31, 2015.

	Liability Component	Equity Component	Total
Balance, December 31, 2012	$—	$—	$—
Gross proceeds to allocate	913,072	61,928	975,000
Transaction costs	(52,551)	(3,564)	(56,115)
Accretion of discount	82,641	—	82,641
Amortization of transaction costs (finance expense)	14,175	—	14,175
Interest paid	(3,781)	—	(3,781)
Conversion to common shares	(858,118)	(52,652)	(910,770)
Balance, December 31, 2013	95,438	5,712	101,150
Accretion of discount	19,746	—	19,746
Amortization of transaction costs (finance expense)	6,297	—	6,297
Interest accrued	1,644	—	1,644
Balance, December 31, 2014	123,125	5,712	128,837
Gross proceeds to allocate	222,006	27,994	250,000
Accretion of discount	34,924	—	34,924
Interest accrued	44,589	—	44,589
Balance, December 31, 2015	$424,644	$33,706	$458,350

10.          RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at December 31 and consist of the following:

	2015	2014
Advances from directors (interest at prime plus 1%)	$38,528	$122,698
Entities controlled by directors (non-interest-bearing)	237,098	175,360

	$275,626	$298,058

During the years ended December 31, 2015, 2014 and 2013, the following amounts were charged by related parties.

	2015	2014	2013
Interest charged on amounts due to related parties	$928	$4,716	$1,282
Rent charged by entities with common directors (note 13(c))	29,403	26,117	17,918
Office expenses charged by an entity with common directors (note 13(b))	86,332	87,899	67,957
	$116,663	$118,732	$87,157

The remuneration of directors and key management personnel during the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Management fees (note 13(a))	$60,000	$33,000	$6,000

11.	CHANGES IN NON-CASH WORKING CAPITAL

	2015	2014	2013

GST receivable	$610	$(1,501)	$11,105
Accounts payable and accrued liabilities	27,659	37,398	(31,181)
Due to related parties	(22,432)	160,588	(94,968)

	$5,837	$196,485	$(115,044)
Supplemental information
Non-cash items
Interest paid	$—	$—	$6,505
Repayment of advances from investment in lieu of cash	$—	$29,078	$—
Interest expense included in convertible debt	$15,000	$21,390	$—
Interest expense included in due to related parties	$65,518	$4,716	$—

12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2014 - 26.00%; 2013 - 25.75%) to income before income taxes. The reasons for the differences are as follows:

	2015	2014	2013

Loss before income taxes	$334,993	$1,046,790	$324,031
Statutory income tax rate	26.00%	26.00%	25.75%

Expected income tax benefit	87,098	272,165	83,438
Items not deductible for income tax purposes	(81)	(171)	(30,991)
Change in timing differences	—	(108,784)	7,097
Underprovided in prior years	57,063	(5,584)	—
Effect of change in tax rate	—	—	67,240
Unrecognized benefit of deferred tax assets	(144,080)	(157,626)	(126,784)

Income tax expense	$—	$—	$—

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

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2015	2014

Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Long-term investment	400,000	400,000
Share issue cost	19,200	28,800
Non-capital losses carried forward	3,309,523	2,745,768
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$8,029,908	$7,475,753

12.	INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	336,000
2032	163,000
2033	172,000
2034	457,000
2035	344,000
$3,309,000

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

(b)   The Company has an agreement for office support services with Jackpot Digital Inc. (“Jackpot”), a company with common directors. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2016. The agreement can be terminated by either party upon giving three months’ written notice.

(c)	The Company, together with Jackpot and Green Arrow Resources Inc., a company with certain common directors, had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period. The office lease agreement has been extended for a period of one year until July 31, 2016. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2015. The Company is not subject to externally imposed capital requirements.

15.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. The mineral properties interest as of December 31, 2015 and 2014 are located in Canada. However, as of December 31, 2015, the Company has a minority investment in a non-mining related project located in Mexico (note 7) from which the Company received $4,157 in royalty revenues during the year ended December 31, 2014. Substantially all of the Company’s other assets are located, and expenditures were incurred, in Canada.

16.	EVENTS AFTER REPORTING PERIOD

Subsequent to December 31, 2015:

(a)   On January 4, 2016, the Company has closed the first tranche of the non-brokered private placement announced on July 31, 2015 and it has issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021.

The Company received $25,000 during the year ended December 31, 2015 in relation to the private placement. The subscription agreement was cancelled subsequent to December 31, 2015 and $15,000 was refunded to the subscriber on April 5, 2016.

(b)	The Company has completed the plan of arrangement (the “Arrangement”) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”). The effective date of the Arrangement was on February 12, 2016 (“Effective Date”). Shareholders received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were transferred by shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 issued to shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were transferred by shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 issued to shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677.

16.	EVENTS AFTER REPORTING PERIOD (Continued)

(c)   A total of 250,835 share purchase warrants with an exercise price of $1.50 per share expired unexercised.

(d)   A total of 21,667 stock options with an exercise price of $1.20 per option expired unexercised.

(e)   On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares, which comprise the Extra High Property. Also as of April 2, 2016, the Company together with Colt have abandoned a total of 366 hectares of mineral claims, which were previously part of the Extra High Property.

(f)    The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to its creditors. The borrowed amount of $103,924 is payable on demand.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Annual Consolidated Financial Statements (Audited) for the

Year ended December 31, 2015

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited consolidated financial statements (audited) for the years ended December 31, 2015 and 2014 and notes thereto.

The consolidated financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s consolidated financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at April 28, 2016.

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

Selected Annual Information

Selected annual information from the consolidated financial statements (audited) for the three years ended December 31, 2015, 2014 and 2013 is shown in the following table:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenue	$0	4,157	0
Interest income	0	0	0
Expenses	(334,993)	(1,050,947)	(324,031)
Basic and diluted loss per common share before other items	(0.31)	(0.98)	(0.50)
Net loss	(334,993)	(1,046,790)	(324,031)
Total assets	3,277	3,530	853,725
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

Effective July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of six (6) old High 5 common shares for one (1) new 37 Capital common share. The common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date. As of the date of this MD&A, the Company does not expect to recover its investment in the non-mining related project located in Mexico.

For the year ended December 31, 2015:

•	The Company’s operating expenses were $334,993 as compared to $1,050,947 for the corresponding year in 2014 and as compared to $324,031 for the corresponding year in 2013.

•	The Company recorded a net loss and comprehensive loss of $334,993 as compared to a net loss and comprehensive loss of $1,046,790 during the corresponding year in 2014 and as compared to a net loss and comprehensive loss of $324,031 during the corresponding year in 2013.

•	The Company’s basic and diluted loss per common share was $0.31 as compared to a basic and diluted loss of $0.98 during the corresponding year in 2014 and as compared to a basic and diluted loss of $0.50 during the corresponding year in 2013.

•	The Company’s total assets were $3,277 as compared to $3,530 during the corresponding year in 2014 and as compared to $853,725 during the corresponding year in 2013.

•	The Company’s total liabilities were $836,510 as compared to $529,764 during the corresponding year in 2014 and as compared to $333,169 during the corresponding year in 2013.

•	The Company had a working capital deficiency of $833,235 as compared to a working capital deficiency of $526,236 during the corresponding year in 2014 and as compared to a working capital deficiency of $328,645 during the corresponding year in 2013.

The Company is presently not a party to any legal proceedings whatsoever.

Arrangement Agreement

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015, the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

In respect to the plan of arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement.

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on SEDAR.

As of the date of this MD&A, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in.

Mineral Properties

1.	Extra High Property

As at December 31, 2015, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 67% interest in the Extra High Property. Colt is the operator of the Extra High Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor the operator of the Extra High Property has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Property during the years 2015, 2014 and 2013.

On March 31, 2016, the Company together with Colt Resources Inc. (“Colt”) have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Property. Also, as of April 2, 2016, the Company together with Colt have abandoned a total of 366 hectares of mineral claims which were previously part of the Extra High Property.

2.	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases. In the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

Fourth Quarter (December 31, 2015)

During the three months [fourth quarter] period ended December 31, 2015:

•	The Company had a net loss and comprehensive loss of $90,042 or $0.08 per share as compared to a net and comprehensive loss of $892,875 or $0.84 per share during the same three month [fourth period] ended December 31, 2014 and as compared to a net and comprehensive loss of $67,327 or $0.06 per share during the same three month [fourth period] ended December 31, 2013.

•	The Company’s Operating costs were $90,042 as compared to $897,032 for the same period in 2014 and as compared to $67,327 for the same period in 2013.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(90,042)	(70,172)	(99,920)	(74,859)
Loss per common share	(0.08)	(0.07)	(0.09)	(0.07)

For the Quarterly Periods ended:	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Revenues	$4,157	0	0	0
Net loss and comprehensive loss	(892,875)	(61,466)	(51,202)	(41,247)
Loss per common share	(0.84)	(0.06)	(0.05)	(0.04)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past.

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

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investment in the Company’s interest in the Extra High Property.

Due to the current difficult market conditions for junior companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the future the Company shall receive any casino royalty revenues from the Mexican land based casino, for the year ended December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2016, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2015:

•	the Company’s total assets were $3,277 as compared to $3,530 for the corresponding year in 2014 and as compared to $853,725 for the corresponding year in 2013.

•	the Company’s total liabilities were $836,510 as compared to $529,764 for the corresponding year in 2014 and as compared to $333,169 for the corresponding year in 2013.

•	the Company had $783 in cash as compared to $426 in cash for the year ended December 31, 2014 and as compared to $2,923 in cash for the year ended December 31, 2013.

•	the Company had GST receivable in the amount of $2,492 as compared to $3,102 for the year ended December 31, 2014 and as compared to $1,601 for the year ended December 31, 2013.

Private Placement Financing

There were no share financings during the year ended December 31, 2015.

Subsequent to the year ended December 31, 2015, the Company has closed one tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company has issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing include a hold period in accordance with applicable securities law. A director of the Company and a family member subscribed to this non-brokered private placement.

Of the $25,000 subscription which was subscribed for by a subscriber during 2015, the Company has refunded the sum of $15,000 to the subscriber on April 5, 2016.

There were no share financings during the year ended December 31, 2014.

Warrants

As at December 31, 2015, a total of 270,835 warrants with a weighted average exercise price of $1.50 per share were outstanding. Subsequent to December 31, 2015, a total of 1,000,000 share purchase warrants were issued and a total of 250,835 share purchase warrants expired unexercised.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Loan 2016

The Company has borrowed the sum of $103,924.20 from an arm’s length party to pay certain amounts that were owed by the Company to its creditors. The borrowed amount of $103,924.20 is payable on demand.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

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

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the principal amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve. The principal amount of $50,000 together with the accrued interest of the Convertible Debenture (“Outstanding Liability”) became due and payable on January 23, 2015. However, on the due date the Company was unable to repay the Outstanding Liability. As a result, and by mutual consent, the Convertible Debenture has been extended for an indefinite period until the Company pays the Outstanding Liability.

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

As at December 31, 2015, the amount of $424,644 has been recorded as convertible debentures (liability component) and the amount of $33,706 has been recorded as the equity portion of convertible debentures reserve.

Stock Options

As at December 31, 2015, there were a total of 33,334 stock options that have been granted to consultants exercisable at a price of $1.20 per share. Subsequently, a total of 21,667 stock options expired unexercised on March 18, 2016. The remaining 11,667 stock options have an expiry date of May 15, 2016. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Significant Accounting Policies

The Annual Audited Consolidated Financial Statements for the year ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2015.

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

Related Party Transactions

The Company shares office space and certain employees with Jackpot Digital Inc. (formerly Las Vegas From Home.com Entertainment Inc.) (“Jackpot”) and Green Arrow Resources Inc. (“Green Arrow”), companies related by certain common key management personnel.

The Company together with Jackpot and Green Arrow had entered into a sub-lease agreement with an arm’s length party for office space which expired on July 30, 2014. Under the sub-lease agreement, the three companies were required to pay a base rent of $5,687 plus property and operating expenses for the leased premised. From May 1, 2013 until July 30, 2014 the Company was charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs, and applicable taxes.

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. The office lease agreement has been extended for a period of one year until July 31, 2016. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. Effective as of August 1, 2014, the Company is being charged by Jackpot the amount of $2,559 per month for basic rent, operating costs, and applicable taxes.

The amounts due to related parties are unsecured, payable on demand as at December 31 and consist of the following:

	2015	2014
Advances from directors (interest at prime plus 1%)	$38,258	$122,698
Entities controlled by directors (non-interest-bearing)	237,098	175,360
	$275,626	$298,058

During the twelve months ended December 31, the following amounts were charged by related parties.

	2015	2014	2013
Interest charged on amounts due to related parties	$928	$4,716	$1,282
Rent charged by entities with common directors	29,403	26,117	17,918
Office expenses and other expenses charged by an entity with common directors	86,332	87,899	67,957
	116,663	118,732	87,157

The remuneration of directors and key management personnel during the year ended December 31, is as follows:

	2015	2014	2013
Management fees	$60,000	$33,000	$6,000

On January 6, 2015 the Company issued convertible debentures to two directors in the amount of $250,000.

Subsequent to the year-ended December 31, 2015, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit. For further particulars please see Liquidity and Capital Resources of this MD&A.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2016. The agreement can be terminated by either party upon giving three months’ written notice.

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

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Jackpot.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

Financial Instruments and Risk Management

(c)	Risk management overview

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

(d)	Fair value of financial instruments

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

The Company’s cash, accounts payable and due to related parties are considered Level 1, convertible debentures and investments are considered Level 2 and Level 3, respectively, of the fair value hierarchy.

(e)	Credit risk

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

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2015, the Company had cash of $783 (December 31, 2014 - $426) available to apply against short-term business requirements and current liabilities of $836,510 (December 31, 2014 - $529,764). All of the current liabilities, except for convertible debentures, are due within 90 days of December 31, 2015. Amounts due to related parties are due on demand.

As of the date of this MD&A, convertible debentures with face value of $350,000 have matured and are payable on demand together with accrued interest.

(g)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2015, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 28, 2016	2,067,724	Nil	N/A	N/A
Warrants as at April 28, 2016	16,667 1,000,000 1,016,667	Nil	Cdn $1.50 Cdn $0.135	May 1, 2016 January 4, 2021
Agent’s Warrants as at April 28, 2016	3,333	Nil	Cdn $1.50	July 23, 2018
Stock Options as at April 28, 2016	11,667	Nil	Cdn $1.20	May 15, 2016
Fully Diluted as at April 28, 2016	3,099,391	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2015) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
Chief Executive Officer and Chief Financial Officer

Dated this 29th day of April, 2016

