Form 20-F
period 2016-12-31
37 CAPITAL INC
filed 2017-05-12
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016__

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,067,724 common shares as of December 31, 2016. No preferred shares issued and outstanding.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐No ☒

2

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2016

 ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Bedo H. Kalpakian(1)* Delta, British Columbia, Canada	President, CEO, CFO and Director
Jacob H. Kalpakian(3) Vancouver, British Columbia, Canada	Vice President and Director
Gregory T. McFarlane* Las Vegas, Nevada, USA	Director
Fred A. C. Tejada* Surrey, British Columbia, Canada	Director
Neil Spellman(2)(4) Carlsbad, CA, USA	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary

(1)	Chairman of the Audit Committee. As of April 1, 2017, Bedo H. Kalpakian has stepped doesn as President, CEO & CFO.
(2)	On August 23, 2016, Mr. Neil Spellman joined the Issuer’s Board of Directors.
(3)	As of April 1, 2017, Mr. Jacob H. Kalpakian has been appointed as President & CEO.
(4)	As of April 1, 2017, Mr. Neil Spellman has been appointed as CFO.

*Members of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2016, 2015, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On August 31, 2012 the Company’s share capital was consolidated on the basis of fifteen old common shares for one new common share, and on July 7, 2014 the Company’s share capital was consolidated on the basis of six old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2016) have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2016, 2015, 2014, 2013 and 2012 have been prepared in accordance with IFRS.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Operating Revenue	$0	0	4,157	0	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(347,963)	(334,993)	(1,046,790)	(324,031)	(163,147)
Basic and diluted loss per common share before other items	$(0.17)	(0.31)	(0.98)	(0.50)	(0.89)
Total Assets	$5,922	3,277	3,530	853,725	12,707
Capital Stock	$25,372,201	25,272,401	25,272,401	25,272,401	24,117,881
Number of common shares at year-end	2,067,724	1,067,724	1,067,724	1,067,725	184,168
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 6:1 share consolidation which took effect on July 7, 2014 as described in Information on the Company under Item 4. of this Annual Report.

Bank of Canada Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2016	0.7778	0.7564
August 2016	0.7833	0.7596
September 2016	0.7784	0.7555
October 2016	0.7628	0.7457
November 2016	0.7516	0.7380
December 2016	0.7614	0.7377

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2016	For Year Ended December 31, 2015	For Year Ended December 31, 2014	For Year Ended December 31, 2013	For Year Ended December 31, 2012
Average rate ($)(2)	0.7499	0.7821	0.9399	0.9710	1.0003
High ($)(3)	0.7972	0.8511	0.9053	1.0165	1.0327
Low ($)(3)	0.6854	0.7161	0.8579	0.9342	0.9618

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 30, 2016, the US $1.00 was equal to Cdn $1.3427.

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

- Revenues and Dividends: Although during Q4 of 2014 the Company generated a minimal revenue of $4,157, however the Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2015 and 2016. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

- Requirement of New Capital: As a company without any revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its assets. In the past, the Company has had to raise, by way of debt and equity financings, considerable funds to meet its capital needs. There is no assurance that the Company will be able to continue to raise funds needed for its business. Failure to raise the necessary funds in a timely fashion will limit the Company's growth or may jeopardize the Company’s ability to continue as a going concern. The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances that sufficient funding will be available to the Company to continue its operations for an extended period of time.

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

-    Investment in Mexican Gaming Company: In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the future the Company shall receive any casino royalty revenues from the Mexican land based casino, on December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company. The Company did not recognize any revenue during fiscal 2015 and 2016. Furthermore, the Company does not expect that it will recover its investment in the Mexican gaming company.

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

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). The Company’s Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on www.SEDAR.com.

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

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

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

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar•action=getcompany&CIK=0000825171&owner=exclude&count=40 will give you direct access to the Company’s filings.

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

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). The Company’s Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend. A copy of the Arrangement Agreement is available on SEDAR.

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

As at December 31, 2012, 2013, 2014, 2015 and 2016, the Company held a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Property during the years 2013, 2014 and 2015, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Property.

Pursuant to the March 30, 2016 Amending Agreement (Exhibit 10.11.4 – Incorporated by reference), Colt and the Company have agreed to reduce the size of the Extra High Property from 1,077 hectares to 650 hectares by abandoning certain claims.

The Extra High Property is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Property.

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Property.

Legal Description

The Extra High Mineral Property tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2019/DEC/25
509961	Extra High	121.664	2005/MAR/31	082M	2019/DEC/25
509969	Extra High	344.834	2005/MAR/31	082M	2019/DEC/25
510214	Extra High	40.557	2005/APR/05	082M	2019/DEC/25
510215	Extra High	81.124	2005/APR/05	082M	2019/APR/02
Total:		650

During 2016, the Company together with Colt have abandoned the following mineral claims totaling 427 hectares which were previously part of the Extra High Property:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509956	Extra High	182.52	2005/MAR/31	082M	2016/APR/02
509963	Extra High	40.569	2005/MAR/31	082M	2016/APR/02
510213	Extra High	20.289	2005/APR/05	082M	2016/APR/02
510306	Extra High	60.857	2005/APR/05	082M	2016/APR/02
509952	Super High #1	60.824	2005/MAR/31	082M	2016/MAR/31
520184	Super High #2	20.275	2005/SEP/20	082M	2016/SEP/20
520186	Super High #3	40.544	2005/SEP/20	082M	2016/SEP/20

A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Property was prepared for Colt by J.W. Murton on May 20, 2016.

II.	Ontario, Canada Lithium Properties (Mineral Leases)

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

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received (see Exhibit 10.13 – Incorporated by reference). As of the date of this Report, the Company does not expect to recover its investment in the Mexican gaming company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2016, 2015 and 2014 which are in accordance with IFRS:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	$0	0	4,157
Interest income	0	0	0
Expenses	(347,963)	(334,993)	(1,050,947)
Basic and diluted loss per common share before other items	(0.17)	(0.31)	(0.98)
Comprehensive loss	(347,963)	(334,993)	(1,046,790)
Total assets	5,922	3,277	3,530
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Note: All common shares and per share amounts included in the above table for the years ended December 31, 2016, 2015 and 2014 have been restated to give retroactive effect to the 6:1 share consolidation which took effect on July 7, 2014 as described in Information on the Company under Item 4. of this Annual Report. Earnings (loss) per common share calculations in the above table are based on the weighted average number of shares outstanding as shown in the Annual Statements of Comprehensive Loss for the above mentioned periods.

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

For the year ended December 31, 2016:

•	The Company’s operating expenses were $347,963 as compared to $334,993 for the corresponding period in 2015 and as compared to $1,050,947 for the corresponding period in 2014.

~~•~~	The Company recorded a comprehensive loss of $347,963 as compared to a comprehensive loss of $334,993 during the corresponding period in 2015 as compared to a comprehensive loss of $1,046,790 during the corresponding period in 2014.

•	The Company’s basic and diluted loss per common share was $0.17 as compared to a basic and diluted loss of $0.31 during the corresponding period in 2015 and as compared to a basic and diluted loss of $0.98 during the corresponding period in 2014.

•	The Company’s total assets were $5,922 as compared to $3,277 during the corresponding period in 2015 and as compared to $3,530 during the corresponding period in 2014.

•	The Company’s total liabilities were $1,170,027 as compared to $836,510 during the corresponding period in 2015 and as compared to $529,764 during the corresponding period in 2014.

•	The Company had a working capital deficiency of $1,164,107 as compared to a working capital deficiency of $ $833,235 during the corresponding period in 2015 and as compared to a working capital deficiency of $526,236 during the corresponding period in 2014.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(142,396)	(50,133)	(69,014)	(86,420)
Loss per common share	(0.07)	(0.02)	(0.03)	(0.04)

For the Quarterly Periods ended:	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(90,042)	(70,172)	(99,920)	(74,859)
Loss per common share	(0.08)	(0.07)	(0.09)	(0.07)

For the Quarterly Periods ended:	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Revenues	$4,157	0	0	0
Net loss and comprehensive loss	(892,875)	(61,466)	(51,202)	(41,247)
Loss per common share	(0.84)	(0.06)	(0.05)	(0.04)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2017, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

For the year ended December 31, 2016:

•	The Company’s operating expenses were $347,963 as compared to $334,993 for the corresponding period in 2015 and as compared to $1,050,947 for the corresponding period in 2014.

•	The Company recorded a comprehensive loss of $347,963 as compared to a comprehensive loss of $334,993 during the corresponding period in 2015 as compared to a comprehensive loss of $1,046,790 during the corresponding period in 2014.

•	The Company’s basic and diluted loss per common share was $0.17 as compared to a basic and diluted loss of $0.31 during the corresponding period in 2015 and as compared to a basic and diluted loss of $0.98 during the corresponding period in 2014.

•	The Company’s total assets were $5,922 as compared to $3,277 during the corresponding period in 2015 and as compared to $3,530 during the corresponding period in 2014.

•	The Company’s total liabilities were $1,170,027 as compared to $836,510 during the corresponding period in 2015 and as compared to $529,764 during the corresponding period in 2014.

•	The Company had a working capital deficiency of $1,164,107 as compared to a working capital deficiency of $ $833,235 during the corresponding period in 2015 and as compared to a working capital deficiency of $526,236 during the corresponding period in 2014.

Private Placement Financing

On January 4, 2016, the Company closed the first and last tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company has issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing included a hold period in accordance with applicable securities law. A director of the Company and a family member subscribed to this non-brokered private placement.

There were no share financings during the year ended December 31, 2015.

There were no share financings during the year ended December 31, 2014.

Warrants

As at December 31, 2016, a total of 1,033,333 warrants with a weighted average exercise price of $0.14 per warrant share were outstanding.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000 to two subscribers. The refundable subscription of $10,000 is included in Accounts Payable in the Company’ financial statements for the year ended December 31, 2016.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. As of December 31, 2016, the convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2016, one of the convertible debentures is in default, however, the Company has not been served with a default notice.

Stock Options

During the twelve months ended December 31, 2016, there were a total of 33,334 stock options that were granted to consultants which expired unexercised. As at December 31, 2016, there were no outstanding stock options.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has four convertible debentures totalling $350,000 plus accrued interest which have matured and are payable on demand (see Exhibits 10.14 & 10.15– Incorporated by reference). In addition to the Convertible Debentures which have matured and are due, the Company has borrowed the sum of $103,924 from an arm’s length party which is payable on demand, and the Company is obliged to refund to a subscriber the sum of $10,000. The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Obligations pursuant to the 2015 and 2013 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference), the loan in the amount of $103,924 payable to the arm’s length party and, the refund of $10,000 to a subscriber.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2016, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Bedo H. Kalpakian*(1) Delta, B.C. Canada	President, CEO, CFO and Director	May 14, 1946

Vice President of the Registrant

President of Registrant

CEO & CFO of the Registrant

Chairman of Jackpot Digital Inc. (“JP”) (formerly Las Vegas From Home.com Entertainment Inc.)

CFO of JP

Director of Green Arrow Resources Inc.

President, CEO of Colt Resources Inc.

1984 to 1990 1991 to Present 2004 to Present 1991 to Present 2004 to Present April 2012 to Present 2007 to 2008
Jacob H. Kalpakian(2) Vancouver, B.C. Canada	Vice President and Director	October 18, 1968	Vice President of Registrant; President of JP CEO of JP President & CEO of Green Arrow Resources Inc. Vice President of Colt Resources Inc.	1991 to Present 1991 to Present 2004 to Present April 2012 to Present 2007 to 2008
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant and JP; Principal of McFarlane Media, LLC (2005)	1992 to Present 2005 to Present
Fred A.C. Tejada* Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant President of Tirex Resources Inc. Vice President Operations and Exploration of Tirex Resources Vice President Exploration of Panoro Minerals Ltd.	December 2009 to Present October 2011 to Present June 2011 to October 2011 July 2007 to June 2011
Neil Spellman(3) Carlsbad, CA, USA	Director	January 24, 1954	Senior Vice President of DB Financial	August 2016 to Present
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of JP Corporate Secretary of Green Arrow Resources Inc.	2008 to Present 2008 to Present 2012 to Present

*Members of the Company’s audit committee.

(1)	As of April 1, 2017, Bedo H. Kalpakian has stepped down as President, CEO & CFO.
(2)	As of April 1, 2017, Mr. Jacob H. Kalpakian has been appointed as President & CEO.
(3)	As of April 1, 2017, Mr. Neil Spellman has been appointed as CFO.

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2016 (2015: $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

Pursuant to indemnity agreements dated April 1, 1993, January 7, 2008, December 18, 2009 and August 2 2016, between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Maria P. Arenas, Fred A.C. Tejada and Neil Spellman (collectively "the directors and officers"), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company. The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements. To date, the Company has not made any payments under the indemnity agreements.

During 2016, 2015 and 2014, there were no stock options granted to Directors, Officers and Employees.

The Company has no long-term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders with the exception of Neil Spellman who was appointed to the Board of Directors on August 23, 2016. All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms. Bedo H. Kalpakian has served as a director since 1984; Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992 and Fred A.C. Tejada has served as a director since December 2009.

6.C.2. Details of Directors’ Service Contracts.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2016 (2015: $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on December 9, 2016. The Company’s 2016 Annual Information Circular (see Exhibit 13* – Attached) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

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

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2016 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Delta, BC, Canada	616,395 (1)	29.81%
Jacob H. Kalpakian Vancouver, BC, Canada	50,664(2)	2.45%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.01%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Neil Spellman Carlsbad, CA, USA	3	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.03%

Notes: *Based on 2,067,724 issued and outstanding common shares as of December 31, 2016.

(1)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd. and 3,000 are held by BHK Management Inc.
(2)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 14,156 are held by a family member.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the last Annual General Meeting of Shareholders which took place on Friday, December 9, 2016 (see Exhibit 13* Attached).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2013, the Company granted to two consultants a total number of 33,334 stock options exercisable at $1.20 per share of which 21,667 stock options expired on March 18, 2016 and 11,667 stock options expired on May 15, 2016.

During 2016, 2015 and 2014 there were no stock options granted to Directors, Officers and, Employees.

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

As at December 31, 2016, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC	657,595 (1)	31.80%
(1)	Of these shares, 603,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 14,156 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 2,067,724 issued and outstanding common shares as of December 31, 2016.

As at December 31, 2015, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC	178,719 (1)	16.74%
(2)	Of these shares, 103,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 35,280 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

* Based on 1,067,724 issued and outstanding common shares as of December 31, 2015.

As at December 31, 2014, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian Vancouver, BC	246,219 (1)	23.06%
(3)	Of these shares, 153,931 common shares are held by Bedo H. Kalpakian directly, 41,544 common shares are held by Jacob H. Kalpakian directly, 15,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 35,280 common shares are held by family members of Bedo H. Kalpakian and Jacob H. Kalpakian.

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

7.A.2. As of December 31, 2016, the Company had 2,067,724 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,470 outstanding common shares and 5 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

The Company together with Jackpot and Green Arrow have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. The office lease has been extended until July 31, 2016 . The office lease has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, as of August 1, 2016, the three companies are required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer required or obligated to pay the basic rent.

The amounts due to related parties are unsecured, payable on demand as at December 31, 2016 and 2015 consist of the following:

	2016	2015

Advances from directors (interest at prime plus 1%)	$45,505	$38,528
Entities controlled by directors (non-interest-bearing)*	377,143	237,098
	$422,648	$275,626

*Includes promissory notes issued as part of the Plan of Arrangement

During the years ended December 31, 2016, 2015 and 2014, the following amounts were charged by related parties.

27

	2016	2015	2014

Interest charged on amounts due to related parties	$978	$928	$4,716
Rent charged by entities with common directors	28,298	29,403	26,117
Office expenses charged by an entity with common directors	86,044	86,332	87,899
	$115,320	$116,663	$118,732

The remuneration of directors and key management personnel during the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Management fees	$35,000	$60,000	$33,000

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. As of the date of this Annual Report, the Company has not repaid to the two directors the Principal amount of $250,000 together with the accrued interest. As of December 31, 2016, the convertible debentures are in default, however, the Company has not been served with a default notice.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2018. The agreement can be terminated by either party upon giving three months’ written notice.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, was the Vice-President of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, was the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman are directors of both the Company and Jackpot.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and the CFO of Green Arrow namely Neil Spellman is the CFO of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow, and Bedo Kalpakian was a former director of Green Arrow.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2015 (2015: - $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. has been increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.

On January 4, 2016, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit.

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

In connection with the non-brokered private placement financing which closed on January 4, 2016 (see Liquidity and Capital Resources of this Annual Report), the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000 which were subscribed for by a director of the Company and a family member of two directors of the Company.

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTCQB of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Jackpot and Gregory T. McFarlane and Neil Spellman are directors of Jackpot;
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada and on the OTCPINK of the OTC Markets Inc. in the U.S.A. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian is a director of Green Arrow since April 2012. Jacob H. Kalpakian is also the President and CEO of Green Arrow, Neil Spellman is the CFO and a director of Green Arrow and Bedo Kalpakian was a director of Green Arrow until March 14, 2017.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2016, are included in Item 17 of this report.

Item 8.A.7. Legal Proceedings

On January 17, 2017 a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

On February 21, 2017 an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

The Company's corporate legal counsels are: McMillan LLP, Lawyers, (Attention: Michael Kennedy), Royal Centre, 1055 W. Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The telefax number is (604) 685-7084.

Item 8.A.8. Dividends

The Company entered into an Arrangement Agreement. For further particulars, please see Item 4. C. Organizational Structure.

Item 8. B. Significant Changes

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company. As of the date of this Annual Report, the Company does not expect to recover its investment in the Mexican gaming company.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of one new 37 Capital common share for every six old High 5 common shares (1:6). As a result, the Company’s trading symbol on the CSE is “JJJ” and in the USA, on the OTCQB tier of the OTC Markets the Company’s trading symbol is “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

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

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). The Company’s Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on www.SEDAR.com.

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

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the trading symbol of the Company’s shares remains unchanged on the OTCQB and trade under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTCQB and on the CSE for the periods indicated.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2012	0.90	1.14	111
2013	1.68	1.68	767
2014	n/a	n/a	n/a
2015	n/a	n/a	n/a
2016	n/a	n/a	n/a

Two Most Recent Financial Years

Year 2015
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

Year 2016
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

Five Most Recent Financial Years	Cdn $ High	Cdn $ Low	Volume
2012	11.70	10.80	66,016
2013	1.50	0.06	31,501
2014	0.90	0.60	207,171
2015	0.51	0.135	66,294
2016	0.20	0.025	800,620

Two Most Recent Financial Years

Year 2015
Jan 1 – Mar 31	0.51	0.51	2012
Apr 1 – Jun 30	0.51	0.21	50,499
Jul 1 – Sep 30	0.18	0.135	4,210
Oct 1 – Dec 31	0.20	0.17	9,573

Year 2016
Jan 1 – Mar 31	0.20	0.20	792,000
Apr 1 – Jun 30	0.15	0.05	6,120
Jul 1 – Sep 30	0.10	0.025	1,500
Oct 1 – Dec 31	0.10	0.10	1,000

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

On November 28, 2007, the common shares of the Company were listed for trading on the Canadian Stock Exchange (“CSE”) (formerly Canadian National Stock Exchange) under the trading symbol “ZABK”. On October 17, 2008, the Company’s CSE symbol was changed to “ZAB” pursuant to the CSE adopting a three-character symbol format.

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

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of one new 37 Capital common share for every six old High 5 common shares (1:6). As a result, the Company’s trading symbol on the CSE is “JJJ” and in the USA, the trading symbol of the Company’s shares remains unchanged on the OTCQB and trade under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102.

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 2,067,724 common shares are issued and outstanding as of December 31, 2016. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 11, 2017	2,067,724	Nil	N/A	N/A
Warrants as at May 11, 2017	1,000,000	Nil	Cdn $0.135	January 4, 2021
Agent’s Warrants as at May 11, 2017	3,333	Nil	Cdn $1.50	July 23, 2018
Fully Diluted as at May 11, 2017	3,071,057	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2016, 2015 and 2014:

Warrants activity for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2014	293,983	$2.09
Expired	(23,148)	$9.00
Balance, December 31, 2014 and 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.20
Balance, December, 2016	1,033,333	$0.14

As of December 31, 2016, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding

July 23, 2018	1.50	3,333
January 4, 2021	0.135	1,000,000
		1,003,333

The weighted average remaining contractual life for warrants outstanding at December 31, 2016 is 4.01 years.

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on September 18, 2013. The material terms of the Stock Option Plan (“2015 Stock Option Plan”) are outlined in the Company’s Information Circular included with the 2016 Notice of Annual and Special General Meeting (see Exhibit 13 – Attached).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13 – Attached).

Options activity for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2014 and 2015	33,334	$1.20
Expired	(33,334)	$1.20
Balance, December 31, 2016	—	$0.00

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

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Shareholders’ Equity (Deficiency)
Balance, December 31, 2013	1,067,725	$25,272,401	$5,712	$5,949	$31,236	$(24,794,742)	$520,556
Net loss for the year	—	—	—	—	—	(1,046,790)	(1,046,790)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	—	—	—	—	—	—
Expiry of warrants	—	—	—	(834)	—	834	—

Balance, December 31, 2014	1,067,724	25,272,401	5,712	5,115	31,236	(25,840,698)	(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures	—	—	27,994	—	—	—	27,994

Balance, December 31, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,175,691)	(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, net of share issue costs	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)

Balance, December 31, 2016	2,067,724	$25,372,201	$33,706	$5,115	$—	$(26,575,127)	$(1,164,105)

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

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2016 (2015: $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent. The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.

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

The following is based upon the current provisions of the Income Tax Act (Canada) (the "Tax Act") and regulations thereunder, the U.S. Internal Revenue Code of 1986 (the "Code") and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the "Convention"), the current administrative policies and practices published by Canada Revenue Agency or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

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

Canada Revenue Agency has indicated that it considers the protection of the Convention with respect to capital gains extend to a "deemed disposition" under the Tax Act, including the "deemed disposition" arising upon the death of a taxpayer.

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

In lieu of any of the above-described methods, since 37 Capital is regularly traded on a national securities exchange, U.S. shareholders may wish to make an election to mark to market.

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

Item 10. F. Dividends and Paying Agents.

The Company entered into an Arrangement Agreement. For further particulars, please see Item 4. C. Organizational Structure.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2016 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

The Company has completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). The Company’s Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. A copy of the Arrangement Agreement is available on www.SEDAR.com.

As a result of the completion of the Arrangement Agreement, 27 Red and 4 Touchdowns are no longer subsidiaries of the Conpany.

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

At December 31, 2016, the Company had cash of $1,312 (2015 - $783) available to apply against short-term business requirements and current liabilities of $1,170,027 (2015 - $836,510). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2016, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has four Convertible Debentures totalling the principal amount of $350,000 plus accrued interest which have matured and are payable on demand (see Exhibits 10.14 & 10.15 – Incorporated by reference).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding accounts payable, accrued liabilities and the four convertible debentures totalling the principal amount of $350,000 plus accrued interest which have matured and are payable on demand, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any other indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

[Exhibit 31.1* – Attached herewith]

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Bedo H. Kalpakian (Chairman of the Audit Committee), including his experience currently serving as Chief Financial Officer of a public company, and his experience in actively supervising accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. (See Item 6.C.3. in this Annual Report for further details on the Audit Committee.)

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

The Code of Ethics can be accessed electronically at http://www.37capitalnc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2016: $16,000) (2015: $18,500) and (2014: $23,500)

(b)	Audit Related Fees were (2016: $Nil) (2015: $Nil) and (2014: $Nil).

(c)	Tax Fees: Tax fees were (2016: $1,500) (2015: $2,000) and (2014: $2,000).

(d)	All other Fees were (2016: $Nil) (2015: $Nil) and (2014: $1,200).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circular dated November 4, 2016 (see Exhibit 13 * – Attached).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2016 and 2015, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s consolidated financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements
i) Financial Statements
- Report of Independent Registered Public Accounting Firm to the Shareholders
- Consolidated Balance Sheets as at December 31, 2016 and 2015
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
-Notes to the Consolidated Financial Statements
ii) Management’s Discussion & Analysis for the year ended December 31, 2016

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

SEC Accession No. 0001607062-15-000191

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

10.11.4 Amending Agreement dated March 30, 2016 with Colt Resources Inc. –

             (SEC Accession No. 0001607062-16-000823)

             https://www.sec.gov/Archives/edgar/data/825171/000160706216000823/ex10_114.htm

10.12   Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –

            (SEC Accession No. 0001137171-09-000478)

            http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13   Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013.

SEC Accession No. 0001607062-14-000003

http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_13.htm

10.14     2013 Convertible Debenture Financing

SEC Accession No. 0001607062-14-000003

http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_14.htm

10.15     2015 Convertible Debenture Financing

http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex10_15.htm

11.1* Statement explaining in reasonable detail how earnings/loss per share is calculated

12.       Notice of Annual General and Special Meeting 2015 and Management Proxy Materials.

http://www.sec.gov/Archives/edgar/data/825171/000160706215000199/ex20_1.htm

13.*  Notice of Annual General Meeting 2016 and Management Proxy Materials.

14.     Notice of Annual General Meeting 2014 and Management Proxy Materials.

14.1     Code of Ethics - Previously filed on Form 20-F 2003.

(SEC Accession No.0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

15.       Notice of Annual General Meeting 2013 and Management Proxy Materials.

SEC Accession No. 0001607062-14-000003

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

31.1*  Sarbanes Oxley Act Section 302, Certified by

Jacob H. Kalpakian, President & C.E.O. (Attached) Page 95

32.2*  Sarbanes Oxley Act Section 906, Certified by

Neil Spellman, C.F.O. (Attached) Page 96

99. *   Financial Exhibits: – (unaudited)

99.1* Schedules I - Marketable Securities - Other Investments

99.2* Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties

99.3* Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith (Attached)

37 CAPITAL INC.

Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of 37 Capital Inc.

We have audited the accompanying consolidated financial statements of 37 Capital Inc, which comprise the consolidated balance sheets as at December 31, 2016, and the consolidated statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of 37 Capital Inc. as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast significant doubt about 37 Capital Inc.’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of 37 Capital Inc. for the year ended December 31, 2015 were audited by another auditor who expressed an unmodified opinion on those statements on April 8, 2016.

/s/ DMCL
DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada
April 28, 2017

37 CAPITAL INC.

Consolidated Balance Sheets

December 31,

(Expressed in Canadian Dollars)

	2016	2015

Assets

Current
Cash	$1,312	$783
GST receivable	4,608	2,492
	5,920	3,275

Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1

Total Assets	$5,922	$3,277

Liabilities

Current
Accounts payable and accrued liabilities (note 8)	$163,240	$111,240
Due to related parties (notes 9 and 20)	422,648	275,626
Refundable subscription (note 10)	10,000	25,000
Loan payable (note 11)	103,924	—
Convertible debentures (note 12)	470,215	424,644

Total Liabilities	1,170,027	836,510

Stockholders’ Deficiency

Capital Stock (note 13)	25,372,201	25,272,401
Equity Portion of Convertible Debentures Reserve (note 12)	33,706	33,706
Reserves	5,115	36,351
Deficit	(26,575,127)	(26,175,691)

Total Stockholders’ Deficiency	(1,164,105)	(833,233)

Total Liabilities and Stockholders’ Deficiency	$5,922	$3,277

Commitments (note 16)

Subsequent events (note 19)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

..................................................................... Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

37 CAPITAL INC.

Consolidated Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2016	2015	2014

Revenues
Royalty revenues (note 7)	$—	$—	$4,157

Expenses
Office (note 9)	108,617	110,852	99,521
Finance and interest (notes 9 and 12)	55,402	81,125	33,415
Management fees (note 9)	35,000	60,000	33,000
Legal, accounting and audit	112,693	40,672	44,255
Rent (note 9)	28,298	29,403	26,117
Regulatory and transfer fees	5,207	6,521	9,227
Consulting	—	4,250	—
Telephone, travel, meals and entertainment	1,985	2,170	4,885
Shareholder communication	761	—	528
Impairment of investment (note 7)	—	—	799,999
	347,963	334,993	1,050,947

Net Loss	(347,963)	(334,993)	(1,046,790)

Other Comprehensive Loss
Items that may be reclassified subsequently to profit or loss:
Fair value loss on investment (note 7)	—	—	(799,999)
Transfer on impairment of investment	—	—	799,999

	—	—	—

Total Comprehensive Loss	$(347,963)	$(334,993)	$(1,046,790)

Basic and Diluted Loss per Common Share	$(0.17)	$(0.31)	$(0.98)

Weighted Average Number of Common Shares Outstanding	2,056,795	1,067,724	1,067,724

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2013	1,067,725	$25,272,401	$5,712	$5,949	$31,236	$(24,794,742)	$520,556
Net loss for the year	—	—	—	—	—	(1,046,790)	(1,046,790)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	—	—	—	—	—	—
Expiry of warrants	—	—	—	(834)	—	834	—

Balance, December 31, 2014	1,067,724	25,272,401	5,712	5,115	31,236	(25,840,698)	(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures	—	—	27,994	—	—	—	27,994

Balance, December 31, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,175,691)	(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, net of share issue costs	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)

Balance, December 31, 2016	2,067,724	$25,372,201	$33,706	$5,115	$—	$(26,575,127)	$(1,164,105)

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2016	2015	2014

Operating Activities
Net loss	$(347,963)	$(334,993)	$(1,046,790)
Items not involving cash
Finance expense	—	—	6,297
Impairment of investment	—	—	799,999
Interest expense on convertible debentures	45,571	79,513	21,390

	(302,392)	(255,480)	(219,104)
Changes in non-cash working capital (note 14)	203,121	5,837	196,485

Cash Used in Operating Activities	(99,271)	(249,643)	(22,619)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	99,800	—	—
Issue of convertible debentures	—	250,000	—

Cash Provided by Financing Activities	99,800	250,000	—

Investing Activities
Repayment of advances from investment	—	—	20,122

Cash Provided by Investing Activities	—	—	20,122

Net Increase (Decrease) in Cash	529	357	(2,497)
Cash, Beginning of Year	783	426	2,923

Cash, End of Year	$1,312	$783	$426

Supplemental information (note 14)

See notes to consolidated financial statements

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”) in British Columbia, Canada. On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns (the “Arrangement”). The Arrangement was completed on February 12, 2016 (note 5).

2. GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2016 - $347,963; 2015 - $334,993; 2014 - $1,046,790). As of December 31, 2016, the Company has an accumulated deficit of $26,575,127, a working capital deficiency of $1,164,107 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances that sufficient funding will be available to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3. BASIS OF PRESENTATION

(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

3. BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these consolidated financial statements have been prepared on the accrual basis, except for cash flow information. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the consolidated financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2017.

(d)	Reclassification

Certain prior period amounts in these consolidated financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the consolidated results of operations or financial position for any period presented.

(e)	Use of estimates and judgments

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

The key area of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty.

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

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of the Company’s former wholly-owned subsidiaries, 27 Red and 4 Touchdowns are included in the consolidated financial statements from the date that control commenced to the date that control ceased.

Intercompany balances and transactions and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity and available for sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

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

The Company assesses at each reporting date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized to profit or loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period the impairment occurred.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

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

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

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

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

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

(i)	Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

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

Exchange differences are recognized in profit or loss in the period which they arise.

(l)	Accounting standards issued but not yet applied

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5. PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns. In respect to the Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the Arrangement.

The Company completed the Arrangement with 27 Red and 4 Touchdowns on February 12, 2016 (“Effective Date”). On the Effective Date, shareholders of the Company received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, all of the Class 1 Reorganization Shares were transferred by the shareholders of the Company to 27 Red in exchange for 2,067,724 common shares of 27 Red on a pro rata basis (resulting in one common share of 27 Red being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares held by 27 Red by a cash payment of $20,677 and issuance of a promissory note of $20.677. The promissory note is non-interest bearing, unsecured and due on

5. PLAN OF ARRANGEMENT (Continued)

demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

On the Effective Date, all of the Class 2 Reorganization Shares were transferred by the shareholders of the Company to 4 Touchdowns in exchange for 2,067,724 common shares of 4 Touchdowns on a pro rata basis (resulting in one common share of 4 Touchdowns being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares held by 4 Touchdowns by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

In connection with the above transaction, the Company recorded the amount of $82,709 as payable to related parties, 27 Red and 4 Touchdowns.

6. MINERAL PROPERTY INTERESTS

Extra High Property

The Company holds 33% interest in the Extra High Property. The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”), 50% of which, or 0.7%, can be purchased at any time by paying $500,000. The claims making up the Extra High Property expire December 25, 2019.

7.  INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican casino for $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2016	December 31, 2015
Trade payables	$141,930	$85,453
Accrued liabilities	21,310	25,787
	$163,240	$111,240

9. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at December 31, 2016 and 2015 consist of the following:

	2016	2015
Advances from directors (interest at prime plus 1%)	$45,505	$38,528
Entities controlled by directors (non-interest-bearing)	377,143	237,098

	$422,648	$275,626

Included in convertible debentures is $317,089 (2015 - $286,518) owing to the Chief Executive Officer and a director of the Company (note 12).

During the years ended December 31, 2016, 2015 and 2014, the following amounts were charged by related parties.

	2016	2015	2014
Interest charged on amounts due to related parties	$978	$928	$4,716
Rent charged by entities with common directors (note 16)	28,298	29,403	26,117
Office expenses charged by an entity with common directors (note 16)	86,044	86,332	87,899
	$115,320	$116,663	$118,732

The remuneration of directors and key management personnel during the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Management fees (note 16)	$35,000	$60,000	$33,000

10. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000. As at December 31, 2016, the Company has refunded $35,000 and the remaining $10,000 is owing.

11. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2016, the balance payable is $103,924.

12. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of December 31, 2016, the convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2016, one of the convertible debentures is in default, however, the Company has not been served with a default notice.

12. CONVERTIBLE DEBENTURES FINANCING (Continued)

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2013	$95,438	$5,712	$101,150
Accretion of discount	19,746	—	19,746
Amortization of transaction costs	6,297	—	6,297
Interest accrued	1,644	—	1,644
Balance, December 31, 2014	123,125	5,712	128,837
Gross proceeds to allocate	222,006	27,994	250,000
Accretion of discount	34,924	—	34,924
Interest accrued	44,589	—	44,589
Balance, December 31, 2015	424,644	33,706	458,350
Interest accrued	45,571	—	45,571
Balance, December 31, 2016	$470,215	$33,706	$503,921

13. CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2016, there are no preferred shares issued.

(b)	Issued

As of December 31, 2016, there are 2,067,724 common shares issued and outstanding.

On July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. The numbers of common shares, stock options, warrants, as well as loss per share in these consolidated financial statements have been retroactively restated to reflect the consolidation.

During the year ended December 31, 2016, the Company completed the following financing:

·         On January 4, 2016, the Company closed a non-brokered private placement issuing 1,000,000 units at $0.10 per unit for gross proceeds to the Company of $100,000. Each unit consists of one common share of the Company and one share purchase warrant exercisable for one additional common share of the Company at an exercise price of $0.135 per common share until January 4, 2021.

There were no shares issued during the years ended December 31, 2015 and 2014.

13. CAPITAL STOCK (Continued)

(c)       Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2014	293,983	$2.09
Expired	(23,148)	$9.00
Balance, December 31, 2014 and 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.20
Balance, December, 2016	1,033,333	$0.14

As of December 31, 2016, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
July 23, 2018	1.50	3,333
January 4, 2021	0.135	1,000,000
		1,003,333

The weighted average remaining contractual life for warrants outstanding at December 31, 2016 is 4.01 years.

(d)       Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2014 and 2015	33,334	$1.20
Expired	(33,334)	$1.20
Balance, December 31, 2016	—	$0.00

13. CAPITAL STOCK (Continued)

(d)       Stock options (continued)

As of December 31, 2016, there were no stock options outstanding.

14. CHANGES IN NON-CASH WORKING CAPITAL

	2016	2015	2014
GST receivable	$(2,116)	$610	$(1,501)
Accounts payable and accrued liabilities	112,924	27,659	37,398
Due to related parties	92,313	(22,432)	160,588

	$203,121	$5,837	$196,485

Supplemental information
Non-cash items
Repayment of advances from investment in lieu of cash	$—	$—	$29,078
Interest expense included in convertible debt	$15,000	$15,000	$21,390
Interest expense included in due to related parties	$30,978	$65,518	$4,716

15. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% to income before income taxes.

	2016	2015	2014
Loss before income taxes	$347,963	$334,993	$1,046,790
Statutory income tax rate	26.00%	26.00%	26.00%

Expected income tax benefit	90,470	87,098	272,165
Items not deductible for income tax purposes	—	(81)	(171)
Change in timing differences	—	—	(108,784)
Underprovided in prior years	783	57,063	(5,584)
Effect of change in tax rate	—	—	—
Unrecognized benefit of deferred tax assets	(89,688)	(144,080)	(157,626)

Income tax expense	$—	$—	$—

15. INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2016	2015
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Long-term investment	400,000	400,000
Share issue cost	9,600	19,200
Non-capital losses carried forward	3,664,085	3,309,523
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$8,374,870	$8,029,908

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	333,000
2032	163,000
2033	172,000
2034	457,000
2035	344,000
2036	358,000
$3,664,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

16. COMMITMENTS

a)    The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company whereby as of July 1, 2014 Kalpakian Bros. provided management services to the Company at a monthly rate of $5,000 plus applicable taxes. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

16. COMMITMENTS (Continued)

b) The Company, together with Jackpot Digital Inc. (“Jackpot”) and Green Arrow Resources Inc. (“Green Arrow”), companies with certain common directors, had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, as of August 1, 2016, the three companies are required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer obligated and required to pay its proportionate share of the office rent.

c) The Company has an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2017. The agreement can be terminated by either party upon giving three months’ written notice.

17. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2016. The Company is not subject to externally imposed capital requirements.

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(b)	Fair value of financial instruments (continued)

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

At December 31, 2016, the Company had cash of $1,312 (2015 - $783) available to apply against short-term business requirements and current liabilities of $1,170,027 (2015 - $836,510). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2016, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

19. SUBSEQUENT EVENTS

a)    On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024 being the amount due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement has been entered into among Clark Wilson LLP, 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding balance has been assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim against the Company has been discontinued.

b)	On April 25, 2017, the Company made a payment to Green Arrow in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

c)	Effective as of April 1, 2017, Mr. Bedo H. Kalpakian has stepped down as the Company’s President, CEO & CFO and remains as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Consolidated Financial Statements for the

Year ended December, 2016

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2016 and 2015 and notes thereto.

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

The following information is prepared as at April 28, 2017.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, and similar words are used to identify forward-looking statements, Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions, estimations or expectations upon which they are based might not occur. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar•action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

Selected Annual Information

Selected annual information from the consolidated financial statements (audited) for the three years ended December 31, 2016, 2015 and 2014 is shown in the following table:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	0	0	4,157
Interest income	0	0	0
Expenses	(347,963)	(334,993)	(1,050,947)
Basic and diluted loss per common share before other items	(0.17)	(0.31)	(0.98)
Comprehensive loss	(347,963)	(334,993)	(1,046,790)
Total assets	5,922	3,277	3,530
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

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

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

For the year ended December 31, 2016:

•	The Company’s operating expenses were $347,963 as compared to $334,993 for the corresponding period in 2015 and as compared to $1,050,947 for the corresponding period in 2014.

•	The Company recorded a comprehensive loss of $347,963 as compared to a comprehensive loss of $334,993 during the corresponding period in 2015 as compared to a comprehensive loss of $1,046,790 during the corresponding period in 2014.

•	The Company’s basic and diluted loss per common share was $0.17 as compared to a basic and diluted loss of $0.31 during the corresponding period in 2015 and as compared to a basic and diluted loss of $0.98 during the corresponding period in 2014.

•	The Company’s total assets were $5,922 as compared to $3,277 during the corresponding period in 2015 and as compared to $3,530 during the corresponding period in 2014.

•	The Company’s total liabilities were $1,170,027 as compared to $836,510 during the corresponding period in 2015 and as compared to $529,764 during the corresponding period in 2014.

•	The Company had a working capital deficiency of $1,164,107 as compared to a working capital deficiency of $ $833,235 during the corresponding period in 2015 and as compared to a working capital deficiency of $526,236 during the corresponding period in 2014.

Plan of Arrangement

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red and 4 Touchdowns.

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

The Company completed the plan of arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

In connection with the above transaction, the Company recorded the amount of $82,709 as payable to related parties, 27 Red and 4 Touchdowns.

As of the date of this MD&A, both 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) have not started conducting any business, and are seeking business opportunities to get involved in. A copy of the Arrangement Agreement is available on SEDAR.

During 2016, the Company tried to raise up to $1,125,000 by issuing up to 15,000,000 Units at $0.075 per Unit by way of a non-brokered private placement financing, however the Company was unsuccessful in its endeavours.

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company.

On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement has been entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 has been assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

Effective as of April 1, 2017, Mr. Bedo H. Kalpakian has stepped down as the Company’s President, CEO & CFO and remains as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

Mineral Properties

1.  Extra High Property

As at the date of this MD&A, the Company holds 33% interest and Colt Resources Inc. (“Colt”) holds 67% interest in the Extra High Property. Colt is the operator of the Extra High Property. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR. The Extra High Property is subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor the operator of the Extra High Property has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Property during the years 2015 and 2014, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Property.

On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Property. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Property. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Property was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

2. Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases. In the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

Fourth Quarter (December 31, 2016)

During the three months [fourth quarter] period ended December 31, 2016:

•	The Company had a comprehensive loss of $142,396 or $0.07 per share as compared to a comprehensive loss of $90,042 or $0.08 per share during the same period three month (fourth period) ended December 31, 2015 and as compared to a net and comprehensive loss of $892,875 or $0.84 per share during the same three month [fourth period] ended December 31, 2014

•	The Company’s Operating costs were $142,396 as compared to $90,042 for the same period in 2015 and as compared to $897,032 for the same period in 2014.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(142,396)	(50,133)	(69,014)	(86,420)
Loss per common share	(0.07)	(0.02)	(0.03)	(0.04)
For the Quarterly Periods ended:	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(90,042)	(70,172)	(99,920)	(74,859)
Loss per common share	(0.08)	(0.07)	(0.09)	(0.07)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:-.

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

  Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

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

  Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

  The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances that sufficient funding will be available to the Company to continue its operations for an extended period of time.

  In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.

  The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2017, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2016:

•	the Company’s total assets were $5,922 as compared to $3,277 for the year ended December 31, 2015 and as compared to $3,530 for the year ended December 31, 2014.

•	the Company’s total liabilities were $1,170,027 as compared to $836,510 for the year ended December 31, 2015 and as compared to $529,764 for the year ended December 31, 2014.

•	the Company had $1,312 in cash as compared to $783 in cash as for the year ended December 31, 2015 and as compared to $426 in cash for the year ended December 31, 2014.

•	the Company had GST receivable in the amount of $4,608 as compared to $2,492 for the year ended December 31, 2015 and as compared to $3,102 for the year ended December 31, 2014.

Private Placement Financing

On January 4, 2016 the Company closed the first and last tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing include a hold period in accordance with applicable securities law. A director of the Company and a family member subscribed to this non-brokered private placement.

There were no share financings during the year ended December 31, 2015 and 2014.

Warrants

As at December 31, 2016, a total of 1,033,333 warrants with a weighted average exercise price of $0.14 per warrant share were outstanding.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000 to two subscribers. The refundable subscription of $10,000 is included in Accounts Payable.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of December 31, 2016, the convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2016, one of the convertible debentures is in default, however, the Company has not been served with a default notice.

Stock Options

As at December 31, 2016, there were no outstanding stock options (December 31, 2015 – 33,334 stock options).

Significant Accounting Policies

The Annual Audited Consolidated Financial Statements for the year ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2016.

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

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period which was extended until July 31, 2016. The office lease agreement has been further extended for a period of one year until July 31, 2017. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer required or obligated to pay its proportionate share of the office rent.

The amounts due to related parties are unsecured, payable on demand as at December 31, 2016 and 2015 consist of the following:

	2016	2015
Advances from directors (interest at prime plus 1%)	$45,505	$38,528
Entities controlled by directors (non-interest-bearing)*	377,143	237,098
	$422,648	$275,626

*Includes promissory notes issued as part of the Plan of Arrangement

During the years ended December 31, 2016, 2015 and 2014, the following amounts were charged by related parties.

	2016	2015	2014
Interest charged on amounts due to related parties	$978	$928	$4,716
Rent charged by entities with common directors	28,298	29,403	26,117
Office expenses charged by an entity with common directors	86,044	86,332	87,899
	$115,320	$116,663	$118,732

The remuneration of directors and key management personnel during the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Management fees	$35,000	$60,000	$33,000

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. As of the date of this MD&A, the Company has not repaid to the two directors the Principal amount of $250,000 together with the accrued interest. As of December 31, 2016, the convertible debentures are in default, however, the Company has not been served with a default notice.

On January 4, 2016, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit. For further particulars please see Liquidity and Capital Resources of this MD&A.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires April 30, 2017. The agreement can be terminated by either party upon giving three months’ written notice.

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company whereby as of July 1, 2014 Kalpakian Bros. provided management services to the Company at a monthly rate of $5,000 plus applicable taxes. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, is a director of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman, CFO of the Company, are directors of both the Company and Jackpot.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and the CFO of Green Arrow namely Neil Spellman, is the CFO of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

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

At December 31, 2016, the Company had cash of $1,312 (2015 - $783) available to apply against short-term business requirements and current liabilities of $1,170,027 (2015 - $836,510). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(d)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2016, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Consolidated Financial Statements for the years ended December 31, 2016 and 2015.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 28, 2017	2,067,724	Nil	N/A	N/A
Warrants as at April 28, 2017	1,000,000	Nil	Cdn $0.135	January 4, 2021
Agent’s Warrants as at April 28, 2017	3,333	Nil	Cdn $1.50	July 23, 2018
Fully Diluted as at April 28, 2017	3,071,057	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2016) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

Dated: May 11, 2017	/s/ Jacob H. Kalpakian
Jacob H Kalpakian
President & Chief Executive Officer

