Form 20-F
period 2017-12-31
37 CAPITAL INC
filed 2018-05-11
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Suite 400, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,492,709 common shares as of December 31, 2017. No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes☐  No ☒

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

Yes ☐  No ☒

2

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2017

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian(1) Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman*(2) Carlsbad, CA, USA	CFO & Director
Gregory T. McFarlane* Las Vegas, Nevada, USA	Director
Fred A. C. Tejada* Surrey, British Columbia, Canada	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary

(1)	Upon Bedo Kalpakian stepping down as President & CEO, as of April 1, 2017, Mr. Jacob H. Kalpakian has beena ppointed as President & CEO.
(2)	Upon Bedo Kalpakian stepping down as CFO, as of April 1, 2017, Mr. Neil Spellman has been appointed as CFO.

*Members of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2017, 2016, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On July 7, 2014 the Company’s share capital was consolidated on the basis of six old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2017) have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2017, 2016, 2015, 2014 and 2013 have been prepared in accordance with IFRS.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Operating Revenue	$0	0	0	4,157	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(183,934)	(347,963)	(334,993)	(1,046,790)	(324,031)
Basic and diluted loss per common share before other items	$(0.07)	(0.17)	(0.31)	(0.98)	(0.50)
Total Assets	$3,012	5,922	3,277	3,530	853,725
Capital Stock	$25,770,450	25,372,201	25,272,401	25,272,401	25,272,401
Number of common shares at year-end	$6,492,709	2,067,724	1,067,724	1,067,724	1,067,725
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 6:1 share consolidation which took effect on July 7, 2014 as described in Information on the Company under Item 4. of this Annual Report.

Bank of Canada Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2017	0.8034	0.7703
August 2017	0.8012	0.7840
September 2017	0.8245	0.8013
October 2017	0.8018	0.7756
November 2017	0.7885	0.7759
December 2017	0.7971	0.7760

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2017	For Year Ended December 31, 2016	For Year Ended December 31, 2015	For Year Ended December 31, 2014	For Year Ended December 31, 2013
Average rate ($)(2)	0.7708	0.7499	0.7821	0.9399	0.9710
High ($)(3)	0.8245	0.7972	0.8511	0.9053	1.0165
Low ($)(3)	0.7276	0.6854	0.7161	0.8579	0.9342

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 30, 2017, the US $1.00 was equal to Cdn $1.2545.

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

- Revenues and Dividends: Although during Q4 of 2014 the Company generated a minimal revenue of $4,157, however the Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2015, 2016 and 2017. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

- Market Price Volatility: The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

- Tax Considerations – Persons considering the purchase of the Company’s common shares should consult their tax advisors with regard to the application of Canadian, U.S. and other tax laws to their particular situation.

-  Investment in Mexican Gaming Company: In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the future the Company shall receive any casino royalty revenues from the Mexican land based casino, on December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company. The Company did not recognize any revenue during fiscal 2015, 2016 and 2017. Furthermore, the Company does not expect that it will recover its investment in the Mexican gaming company.

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

As of November 28, 2007, the common shares of the Company have been listed for trading on the Canadian Securities Exchange (“CSE”) (formerly known as the Canadian National Stock Exchange (CNSX)) under the trading symbol “ZABK”. On October 17, 2008, the Company’s trading symbol on the CSE was changed to “ZAB” pursuant to the CSE adopting a three character symbol format.

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

On August 31, 2012, the Company’s share capital was consolidated on the basis of 15 (old) common shares for 1 (new) common share and the Company changed its name to High 5 Ventures Inc. (“High 5”). As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CSE under the symbol “HHH”, and in the U.S.A. the shares of High 5 traded on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105.

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

37 Capital is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. The principal business of 37 Capital is in mineral exploration. The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

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

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

A copy of the Arrangement Agreement is available on www.SEDAR.com

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16* - Attached).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17* - Attached).

Company Information

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company.

Effective as of August 15, 2017, the Company’s office is located at Suite 400, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The telephone number is (604) 681-1519 (ext. 6105) and the telefax number is (604) 681-9428. The contact person is Jake H. Kalpakian.

The Company's registered office and records office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The telefax number is (604) 685-7084).

The Registrar and Transfer Agent of the Company is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC, Canada V6C 3B9. The telefax number is (604) 661-9407.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 33% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company is entitled to receive a one-half percent (1/2%) gross receipts royalty interest from certain lithium mineral properties located in the Province of Ontario after six months from the date of commencement of commercial production. The principal business of 37 Capital is in mineral exploration. However, as of December 31, 2014 and 2013, the Company has a minority investment in a non-mining related project located in Mexico. As at December 31, 2014, the Company assessed the fair value of its investment in Mexico and has recorded impairment of $799,999 on its investment due to nominal royalty payments received. As of the date of this Report, the Company does not expect to recover its investment in the non-mining related project located in Mexico.

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

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

A copy of the Arrangement Agreement is available on www.SEDAR.com.

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16* - Attached).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17* - Attached).

Item 4.D. Property, Plants and Equipment

I. Extra High Claims, Kamloops Mining Division, British Columbia, Canada

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Claims”). Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Claims, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Claims totalling $500,000 over a period of three years. Upon the Company earning a 100% undivided interest in the Extra High Claims, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

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

From May, 2005 up to December, 2005, the Company conducted its exploration program on the Extra High Claims. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. At the time, Mr. J.W. Murton was a director of the Company. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Claims (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s corporate website, www.37capitalinc.com. For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.37capitalinc.com. Mr. J.W. Murton is no longer a director of the Company.

On September 8, 2006, the Company entered into an Option Agreement (Exhibit 10.11 – Incorporated by reference) with Colt Resources Inc. (“Colt”), a company formerly related by certain directors and officers, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Claims by incurring exploration expenditures of $240,000 on the Extra High Claims by no later than February 28, 2007 and by making cash payments to the Company totalling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.1 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Claims.

On October 31, 2006, the Company and Colt entered into an Amending Agreement (Exhibit 10.11.2 – Incorporated by reference) whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Claims and to make the cash payments to the Company.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.2 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Claims by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Claims.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Claims subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Claims, thus reducing the Company’s interest to 66%.

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Claims. A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes. The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work. The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101. At the time, Mr. J. W. Murton was a director of the Company. For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.high5ventures.com

At December 31, 2007, the Company held a 66% interest in the Extra High Claims.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Claims. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Claims. As a result of Colt exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Claims to 67% and has become the operator of the Extra High Claims.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008. Colt did not exercise the second tranche of the option. Consequently, Colt now holds a 67% undivided interest in the Extra High Claims and the Company now holds a 33% undivided interest in the Extra High Claims. Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Claims will be converted into a 0.5% net smelter returns royalty.

As at December 31, 2017, the Company holds a 33% undivided interest in the Extra High Claims.

Neither the Company nor the operator of the Extra High Claims has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Claims during the years 2014, 2015 2016 and 2017, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

Pursuant to the March 30, 2016 Amending Agreement (Exhibit 10.11.4 – Incorporated by reference), Colt and the Company agreed to reduce the size of the Extra High Claims from 1,077 hectares to 650 hectares by abandoning certain claims.

On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Claims. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Claims. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Claims was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

As of the date of this Annual Report, the Company holds a 33% undivided interest in the Extra High Claims.

The Extra High Claims are located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2019/DEC/25
509961	Extra High	121.664	2005/MAR/31	082M	2019/DEC/25
509969	Extra High	344.834	2005/MAR/31	082M	2019/DEC/25
510214	Extra High	40.557	2005/APR/05	082M	2019/DEC/25
510215	Extra High	81.124	2005/APR/05	082M	2019/APR/02
Total:		650

During 2016, the Company together with Colt have abandoned the following mineral claims totaling 427 hectares which were previously part of the Extra High Claims:

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

III. Investment in Mexican Gaming Company

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment in Mexico and recorded impairment of $799,999 on the investment due to nominal royalty payments received (see Exhibit 10.13 – Incorporated by reference). As of the date of this Report, the Company does not expect to recover its investment in the Mexican gaming company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2017, 2016 and 2015 which are in accordance with IFRS:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(220,311)	(347,963)	(334,993)
Basic and diluted loss per common share before other items	(0.07)	(0.17)	(0.31)
Comprehensive loss	(183,934)	(347,963)	(334,993)
Total assets	3,012	5,922	3,277
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2017:

•	The Company’s operating expenses were $220,311 as compared to $347,963 for the corresponding period in 2016 and as compared to $334,993 for the corresponding period in 2015.

~~•~~	The Company recorded a comprehensive loss of $183,934 as compared to a comprehensive loss of $347,963 during the corresponding period in 2016 as compared to a comprehensive loss of $334,993 during the corresponding period in 2015.

•	The Company’s basic and diluted loss per common share was $0.07 as compared to a basic and diluted loss of $0.17 during the corresponding period in 2016 as compared to a basic and diluted loss of $0.31 during the corresponding period in 2015.

•	The Company’s total assets were 3,012 as compared to $5,922 during the corresponding period in 2016 as compared to $3,277 during the corresponding period in 2015.

•	The Company’s total liabilities were $952,802 as compared to $1,170,027 during the corresponding period in 2016 as compared to $836,510 during the corresponding period in 2015.

•	The Company had a working capital deficiency of $949,792 as compared to a working capital deficiency of $1,164,105 during the corresponding period in 2016 as compared to a working capital deficiency of $833,235 during the corresponding period in 2015.

The Company is presently not a party to any legal proceedings whatsoever.

Plan of Arrangement

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red and 4 Touchdowns. A copy of the Arrangement Agreement is available on SEDAR.

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

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16* - Attached).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17* - Attached).

On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

Effective as of April 1, 2017, Mr. Bedo H. Kalpakian has stepped down as the Company’s President, CEO & CFO. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities that have been issued were subject to a hold period which expired on March 3, 2018 (see Exhibit 10.18*-Attached).

As a result of the debt settlement agreement with Jackpot, 4,249,985 common shares representing 65.45% of the Company’s issued and outstanding common shares as at December 31, 2017 are owned by Jackpot.

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At this Meeting, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During January 2018, the Company announced that it intends to enter into a non-brokered private placement financing to raise up to $750,000 by the issuance of up to 5,000,000 units of the Company. However, this proposed non-brokered private placement financing did not take place and has expired.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(30,082)	(45,160)	(51,347)	(57,345)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.03)

For the Quarterly Periods ended:	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(142,396)	(50,133)	(69,014)	(86,420)
Loss per common share	(0.07)	(0.02)	(0.03)	(0.04)

For the Quarterly Periods ended:	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(90,042)	(70,172)	(99,920)	(74,859)
Loss per common share	(0.08)	(0.07)	(0.09)	(0.07)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2018, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2017:

•	the Company’s total assets were $3,012 as compared to $5,922 for the year ended December 31, 2016 and as compared to $3,277 for the year ended December 31, 2015.
•	the Company’s total liabilities were $952,802 as compared to $1,170,027 for the year ended December 31, 2016 and as compared to $836,510 for the year ended December 31, 2015.
•	the Company had $891 in cash as compared to $1,312 in cash for the year ended December 31, 2016 and as compared to $783 in cash as for the year ended December 31, 2015.
•	the Company had GST receivable in the amount of $2,119 as compared to $4,608 for the year ended December 31, 2016 and as compared to $2,492 for the year ended December 31, 2015.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

Private Placement Financing

There were no share financings during the year ended December 31, 2017.

On January 4, 2016 the Company closed the first and last tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing included a hold period in accordance with applicable securities law. A former director of the Company and a family member subscribed to this non-brokered private placement.

There were no share financings during the year ended December 31, 2015.

Warrants

As at December 31, 2017, a total of 5,428,318 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding. Subsequent to the year ended December 31, 2017, a total of 500,000 share purchase warrants at $0.135 per share have been exercised for total proceeds to the Company of $67,500.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000 to two subscribers. The refundable subscription of $10,000 is included in Current Liabilities.

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

As of December 31, 2017, the two convertible debentures are in default; however, the Company has not been served with a default notice.

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

As of December 31, 2017, one convertible debenture is in default and another convertible debenture has been extended indefinitely, however, the Company has not been served with a default notice.

Stock Options

As at December 31, 2017, there were no outstanding stock options (December 31, 2016 - Nil)

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2017, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1) Vancouver, B.C. Canada	President, CEO and Director	October 18, 1968	President & CEO	April 2017 to Present
			Vice President of Registrant	1991 to April 2017
			President of JP	1991 to Present
			CEO of JP	2004 to Present
			President & CEO of Green Arrow Resources Inc.	April 2012 to November 2017
Neil Spellman(2)* Carlsbad, CA, USA	CFO & Director	January 24, 1953	Director of the Registrant	Aug 2016 to Present
			CFO of the Registrant	April 2017 to Present
			Senior Vice President of DB Financial	2001 to Present
Gregory T. McFarlane*Las Vegas, NV USA	Director	November 13, 1968	Director of the Registrant and JP	1992 to Present
			Principal of McFarlane Media LLC (2005)	2005 to Present
Fred A.C. Tejada* Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant	December 2009 to Present
			President of Tirex Resoucres Inc.	October 2011 to Present
			Vie President Operations and Exploration of Tirex Resources	June 2011 to October 2011
			Vice President Exploration of Panoro Minerals Ltd.	July 2007 to June 2011
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
			Corporate Secretary of JP	2008 to Present
			Corporate Secretary of Green Arrow Resources Inc.	2012 to 2017

*Members of the Company’s audit committee.

(1)	Upon Bedo Kalpakian stepping down as President & CEO, as of April 1, 2017, Mr. Jacob H. Kalpakian has been appointed as President & CEO.
(2)	Upon Bedo Kalpakian stepping down as CFO, as of April 1, 2017, Mr. Neil Spellman has been appointed as CFO.
23

All directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B. Compensation

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $nil during the year ended December 31, 2017 (2016: $35,000; 2015: $60,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian, former President, CEO, CFO and director of the Company, and Jacob H. Kalpakian, the President, CEO and director of the Company. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

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

During 2017, 2016 and 2015, there were no stock options granted to Directors, Officers and Employees.

The Company has no long-term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders. All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms. Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992; Fred A.C. Tejada has served as a director since December 2009 and Neil Spellman has served as a director since August 2016.

6.C.2. Details of Directors’ Service Contracts.

The Company had previously entered into a Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $nil during the year ended December 31, 2017 (2016: $35,000; 2015: $60,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian, former President, CEO, CFO and director of the Company and Jacob H. Kalpakian, the President, CEO and director of the Company. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

6.C.3. Details relating to the Company’s audit committee and remuneration committee.

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. Presently, the Company’s audit committee consists of the following directors; Neil Spellman, Gregory T. McFarlane and Fred A.C. Tejada. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see item 16.B).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on November 15, 2017. The Company’s 2017 Annual Information Circular (see Exhibit 13.1* – Attached) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2017 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	225,664(1)	3.48%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.002%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Neil Spellman Carlsbad, CA, USA	3	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.009%

Notes: *Based on 6,492,709 issued and outstanding common shares as of December 31, 2017.

(1)	Of these common shares, 184,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 14,156 are held by a family member.
(2)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian (former director of the Company) and Jacob H. Kalpakian (President & CEO of the Company) are the principal shareholders.
(3)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.
25

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

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2015 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Delta, BC, Canada	118,0959(1)	11.06%
Jacob H. Kalpakian Vancouver, BC, Canada	70,088(2)	6.56%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.01%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.05%

Notes: *Based on 1,067,724 issued and outstanding common shares as of December 31, 2015.

(1)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by BHK Management Inc. and 1,700 are held by a family member.(
2)	Of these common shares, 9,464 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 33,580 are held by family members.
(3)	Kalpakian Bros. of B.C. Ltd. is a private company controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.
(4)	BHK Management Inc. is a private company controlled by Bedo H. Kalpakian.
(5)	30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.
26

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the last Annual General Meeting of Shareholders which took place on Wednesday, November 15, 2017 (see Exhibit 13.1* Attached).

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

During 2017, 2016 and 2015 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owns 65.45% of the Company’s issued and outstanding common shares as at December 31, 2017. As such, the Company is directly controlled by Jackpot. All shares in the following tables have been re-stated to give retroactive effect to the Company’s 6:1 share consolidation on July 7, 2014.

As at December 31, 2017, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Jackpot Digital Inc., Vancouver, BC (TSXV listed company)	4,249,985		65.45%
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	1,352,019	(1)	20.82%

(1)	Of these shares, 603,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 519,424 common shares are held by Isabel Kalpakian, 190,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 14,156 common shares are held by a family member of Jacob H. Kalpakian.
*	Based on 6,492,709 issued and outstanding common shares as of December 31, 2017.

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

7.A.2. As of December 31, 2017, the Company had 6,492,709 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,601 outstanding common shares and 6 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

7.A.3. To the best of the Company’s knowledge the Company is not controlled directly or indirectly by any foreign government or by any natural or legal person severally or jointly other than as disclosed in 7.A.1. in this Annual Report.

7.A.4. To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control of the Company.

Item 7.B. Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by common key management personnel. Previously, the Company shared office space with Green Arrow Resources Inc. (“Green Arrow”), a company which was formerly related to Jackpot and 37 Capital.

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period. The office lease was extended until July 31, 2016. The office lease was further extended for a period of one year until July 31, 2017. Under the office lease agreement, as of August 1, 2016, the three companies were required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Jackpot. As of December 1, 2016, Green Arrow is no longer required or obligated to pay its proportionate share of the office rent.

During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Lease”). The Lease has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs is $28,800 plus applicable taxes per annum.

The amounts due to related parties are unsecured, payable on demand as at December 31, 2017 and 2016 consist of the following:

	2017	2016
Advances from directors (interest at prime plus 1%)	$104,435	$45,505
Entities controlled by directors (non-interest-bearing)	29,852	377,143
	$134,287	$422,648

Included in convertible debentures is $339,589 (December 31, 2016 - $317,089) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2017, 2016 and 2015, the following amounts were charged by related parties.

	2017	2016	2015
Interest charged on amounts due to related parties	$3,301	$978	$928
Interest on convertible debentures	30,000	30,000	29,589
Rent charged by entities with common directors	28,627	28,298	29,403
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	85,186	86,044	86,332
	$147,114	$145,320	$146,252

The remuneration of directors and key management personnel during the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Management fees	$—	$35,000	$60,000

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. As of the date of this Annual Report, the Company has not repaid to the Company’s CEO Jacob Kalpakian and to its former director Bedo Kalpakian the Principal amount of $250,000 together with the accrued interest. As of December 31, 2017, the convertible debentures are in default, however, the Company has not been served with a default notice.

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros. of B.C. Ltd. (“KBros.”), companies related to 37 Capital by certain common directors (see Exhibit 10.18* - Attached). The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to KBros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to KBros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. As a result of the debt settlement agreement with Jackpot, 4,249,985 common shares representing 65.45% of the Company’s issued and outstanding common shares as at December 31, 2017 are owned by Jackpot.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expired on April 30, 2018.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, President & CEO of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, was previously the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman are directors of both the Company and Jackpot.

Green Arrow was previously related to the Company by virtue of the fact that Green Arrow’s former CEO and President (until November 30, 2017), namely Jacob H. Kalpakian, is the President & CEO of the Company, and the former CFO of Green Arrow namely Neil Spellman is the CFO of the Company. Furthermore, Fred A.C. Tejada was a former director of Green Arrow and is a director of the Company, and Bedo Kalpakian was a former director of Green Arrow and of the Company.

The Company previously had a Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2015 (2015: - $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). Effective as of July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian, former President, CEO, CFO and director of the Company and Jacob H. Kalpakian, the President, CEO and director of the Company. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.

Previously, the Company hired the services of J.W. Murton & Associates to provide geological services. J.W. Murton & Associates is a private company owned by J.W. Murton, a former director of the Company.

On September 8, 2006, the Company entered into an option agreement for the Extra High Claims with Colt Resources Inc. (“Colt”); this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Item 4.D – I.)

On January 21, 2008, the Company entered into an option agreement for the Extra High Claims with Colt (the “2008 Option Agreement”) (see Item 4.D – I). During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 however Colt did not exercise the second tranche of the option.

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President and CEO of Colt and was the former President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the President, CEO and Director of the Company. Furthermore, J. Wayne Murton was a former Director of the Company and is a director of Colt.

In connection with the non-brokered private placement financing which closed on January 4, 2016 (see Liquidity and Capital Resources of this Annual Report), the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000 which were subscribed for by a director of the Company and a family member of two directors of the Company.

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTCQB of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Jackpot and Gregory T. McFarlane and Neil Spellman are directors of Jackpot;
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a former director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company listed on the TSX Venture Exchange in Canada and on the OTC Markets Inc. in the U.S.A. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a former President and director of Green Arrow from April 2012 until November 2017. Neil Spellman and Bedo Kalpakian were also former directors of Green Arrow until March 14, 2017 and November 30, 2017, respectively.
-	27 Red Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors.
-	4 Touchdowns Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2017, are included in Item 17 of this report.

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

Item 8.A.8. Dividends

The Company entered into an Arrangement Agreement. For further particulars, please see Item 4. C. Organizational Structure.

Item 8. B. Significant Changes

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

As a result of the shares for debt settlement agreement between Jackpot and the Company, Jackpot owns 4,249,985 common shares of the Company which represents 65.45% of the Company’s issued and outstanding common shares as at December 31, 2017. As such, Jackpot has direct control of the Company.

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

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2013	1.68	1.68	767
2014	n/a	n/a	n/a
2015	n/a	n/a	n/a
2016	n/a	n/a	n/a
2017	n/a	n/a	n/a

Two Most Recent Financial Years
Year 2016
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

Year 2017
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2013	1.50	0.06	31,501
2014	0.90	0.60	207,171
2015	0.51	0.135	66,294
2016	0.20	0.025	800,620
2017	0.20	0.12	3,500

Two Most Recent Financial Years
Year 2016
Jan 1 – Mar 31	0.20	0.20	792,000
Apr 1 – Jun 30	0.15	0.05	6,120
Jul 1 – Sep 30	0.10	0.025	1,500
Oct 1 – Dec 31	0.10	0.10	1,000

Year 2017
Jan 1 – Mar 31	—	—	—
Apr 1 – Jun 30	0.20	0.20	1,500
Jul 1 – Sep 30	0.13	0.13	1,500
Oct 1 – Dec 31	0.13	0.12	500

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 6,492,709 common shares are issued and outstanding as of December 31, 2017. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 10, 2018	6,992,709	Nil	N/A	N/A
Warrants as at May 10, 2018	500,000 4,424,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Agent’s Warrants as at May 10, 2018	3,333	Nil	Cdn $1.50	July 23, 2018
Fully Diluted as at May 10, 2018	11,921,027	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2017, 2016 and 2015:

Warrants activity for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.135
Balance, December 31, 2016	1,003,333	$0.14
Expired	—	—
Issued	4,424,985	$0.12
Balance, December, 2017	5,428,318	$0.12

As of December 31, 2017, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
July 23, 2018	1.50	3,333
January 4, 2021	0.135	1,000,000
November 2, 2022	0.12	4,424,985
		5,428,318

The weighted average remaining contractual life for warrants outstanding at December 31, 2017 is 4.50 years.

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on September 18, 2013. The material terms of the Stock Option Plan (“2015 Stock Option Plan”) are outlined in the Company’s Information Circular included with the 2017 Notice of Annual and Special General Meeting (see Exhibit 13.1 – Attached).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.1 – Attached).

Options activity for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2015	33,334	$1.20
Expired	(33,334)	$1.20
Balance, December 31, 2016 and 2017	—	$0.00

As of December 31, 2017, there were no stock options outstanding.

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2014	1,067,724	$25,272,401	$5,712	$5,115	$31,236	$(25,840,698)	$(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures	—	—	27,994	—	—	—	27,994
Balance, December 31, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,175,691)	(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, net of share issue costs	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares	—	—	—	—	—	(82,709)	(82,709)
Balance, December 31, 2016	2,067,724	25,372,201	33,706	5,115	—	(26,575,127)	(1,164,105)
Net loss for the year	—	—	—	—	—	(183,934)	(183,934)
Issue of common shares for debt	4,424,985	398,249	—	—	—	—	398,249
Balance, December 31, 2017	6,492,709	$25,770,450	$33,706	$5,115	$—	$(26,759,061)	$(949,790)

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

Item 10. C. Material Contracts

On March 26, 2004, the Company entered into an Option Agreement (Exhibit 10.5 – Incorporated by reference) with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Claims”). Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Claims, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Claims totalling $500,000 over a period of three years. Upon the Company earning a 100% undivided interest in the Extra High Claims, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

On September 8, 2006, the Company entered into an Option Agreement (Exhibit 10.11 – Incorporated by reference) with Colt Resources Inc. (“Colt”) whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Claims by incurring exploration expenditures of $240,000 on the Extra High Claims by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.1 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Claims. On October 31, 2006, the Company and Colt entered into an Amending Agreement (Exhibit 10.11.2 – Incorporated by reference) whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Claims and to make the cash payments to the Company. Upon Colt earning its 50% undivided interest in the Extra High Claims, the Company and Colt would thereafter equally contribute to all future exploration costs. If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis. If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Claims would be converted into a 0.5% NSR royalty. On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement (Exhibit 10.5.2 – Incorporated by reference) by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Claims by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Claims. On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Claims subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Claims, thus reducing the Company’s interest to 66%.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Claims. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Claims. Colt did not exercise the second tranche of the option. As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Claims and has become the operator of the Extra High Claims, and the Company now holds a 33% undivided interest in the Extra High Claims.

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

The Company had previously entered into Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2016 (2015: $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent. The principals of Kalpakian Bros. are Bedo H. Kalpakian, former President, CEO, CFO & director of the Company and Jacob H. Kalpakian, President, CEO and director of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16* - Attached) .

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17* - Attached).

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros. of B.C. Ltd. (“KBros.”), companies related to 37 Capital by certain common directors (see Exhibit 10.18* - Attached). The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to KBros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to KBros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. As a result of the debt settlement agreement with Jackpot, 4,249,985 common shares representing 65.45% of the Company’s issued and outstanding common shares as at December 31, 2017 are owned by Jackpot.

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
42

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

Item 10. F. Dividends and Paying Agents.

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The telefax number is (604) 661-9407.

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2017 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

A copy of the Arrangement Agreement is available on www.SEDAR.com.

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16* - Attached).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17* - Attached).

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

At December 31, 2017, the Company had cash of $891 (December 31, 2016 - $1,312) available to apply against short-term business requirements and current liabilities of $952,802 (December 31, 2016 - $1,170,027). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2017, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has four Convertible Debentures totalling the principal amount of $350,000 plus accrued interest which have matured and are payable on demand (see Exhibits 10.14 & 10.15 – Incorporated by reference).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding loans, accounts payable, accrued liabilities and the four convertible debentures totalling the principal amount of $350,000 plus accrued interest which have matured and are payable on demand, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any other indebtedness of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.
b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

[Exhibit 31.1* – Attached herewith]

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

16.A. Audit Committee Financial Expert

The financial experience of Neil Spellman (Chairman of the Audit Committee), including his experience as a member of the audit committee of another public company determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. (See Item 6.C.3. in this Annual Report for further details on the Audit Committee.)

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

The Code of Ethics can be accessed electronically at http://www.37capitalnc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2017: $16,000) (2016: $16,000) and (2015: $18,500)

(b)	Audit Related Fees were (2017: $Nil) (2016: $Nil) and (2015: $Nil).

(c)	Tax Fees: Tax fees were (2017: $1,000) (2016: $1,500) and (2015: $2,000).

(d)	All other Fees were (2017: $Nil) (2016: $Nil) and (2015: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circular dated November 15, 2017 (see Exhibit 13.1* – Attached).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2017 and 2016, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s consolidated financial statements are stated in Canadian dollars (Cdn $).

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

10.1 2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003) http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm

10.4 Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1 Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005) (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.4.2 Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm

10.4.3 Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm

10.4.4 Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm

10.4.5 Addendum to the Management Services Agreement dated September 14, 2012. SEC Accession No. 0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm

10.4.6 Addendum to the Management Services Agreement dated July 17, 2014. SEC Accession No. 0001607062-14-000048 http://www.sec.gov/Archives/edgar/data/825171/000160706214000048/hhh73114adden.htm

10.5 Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1 Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No.0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm

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

10.16* Consulting Agreement entered into with 27 Red Capital Inc.

10.17* Consulting Agreement entered into with 4 Touchdowns Capital Inc.

10.18* Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd.

11.1* Statement explaining in reasonable detail how earnings/loss per share is calculated

12. Notice of Annual General and Special Meeting 2015 and Management Proxy Materials. http://www.sec.gov/Archives/edgar/data/825171/000160706215000199/ex20_1.htm

13. Notice of Annual General Meeting 2016 and Management Proxy Materials.

13.1* Notice of Annual General Meeting 2017 and Management Proxy Materials.

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

20.4 Notice of Special General Meeting, 2005 and Management Proxy Materials( Incorporated by reference - previously filed on Form 6-K December 3, 2004) http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1* Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)

32.2* Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)

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

December 31, 2017 and 2016

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of 37 Capital Inc.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of 37 Capital Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and 2016, the consolidated statements of comprehensive loss, changes in stockholders’ deficiency and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which indicates that the Company incurred a net loss of $183,934 during the year ended December 31, 2017 and 2016, as of that date, the Company’s current liabilities exceeded its current assets by $949,792. These events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matter

The consolidated financial statements of the Company, for the year ended December 31, 2015 were audited by another auditor who expressed an unmodified opinion on those statements on April 8, 2016.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since the year ended December 31, 2016.

Vancouver, Canada

April 23, 2018

37 CAPITAL INC.

Consolidated Balance Sheets

December 31,

(Expressed in Canadian Dollars)

	2017	2016
Assets
Current
Cash	$891	$1,312
GST receivable	2,119	4,608
	3,010	5,920

Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1

Total Assets	$3,012	$5,922

Liabilities

Current
Accounts payable and accrued liabilities (note 8)	$200,400	$163,240
Due to related parties (note 9)	134,287	422,648
Refundable subscription (note 10)	10,000	10,000
Loan payable (note 11)	103,924	103,924
Convertible debentures (note 12)	504,191	470,215

Total Liabilities	952,802	1,170,027

Stockholders’ Deficiency

Capital Stock (note 13)	25,770,450	25,372,201
Equity Portion of Convertible Debentures Reserve (note 12)	33,706	33,706
Reserves	5,115	5,115
Deficit	(26,759,061)	(26,575,127)

Total Stockholders’ Deficiency	(949,790)	(1,164,105)

Total Liabilities and Stockholders’ Deficiency	$3,012	$5,922

Commitments (note 16)

Event after Reporting Period (note 19)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

..................................................................... Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2017	2016	2015
Expenses
Office (note 9)	$111,434	$108,617	$110,852
Finance and interest (notes 9 and 12)	42,372	55,402	81,125
Management fees (note 9)	—	35,000	60,000
Legal, accounting and audit	30,246	112,693	40,672
Rent (note 9)	28,627	28,298	29,403
Regulatory and transfer fees	6,051	5,207	6,521
Consulting	—	—	4,250
Telephone, travel, meals and entertainment	823	1,985	2,170
Shareholder communication	758	761	—
	(220,311)	(347,963)	(334,993)

Other Income	36,377	—	—

Total Comprehensive Loss	$(183,934)	$(347,963)	$(334,993)

Basic and Diluted Loss per Common Share	$(0.07)	$(0.17)	$(0.31)

Weighted Average Number of Common Shares Outstanding	2,782,996	2,056,795	1,067,724

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2014	1,067,724	$25,272,401	$5,712	$5,115	$31,236	$(25,840,698)	$(526,234)
Net loss for the year	—	—	—	—	—	(334,993)	(334,993)
Convertible debentures (Note 12)	—	—	27,994	—	—	—	27,994
Balance, December 31, 2015	1,067,724	25,272,401	33,706	5,115	31,236	(26,175,691)	(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, net of share issue costs (Note 13)	1,000,000	99,800	—	—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)
Balance, December 31, 2016	2,067,724	25,372,201	33,706	5,115	—	(26,575,127)	(1,164,105)
Net loss for the year	—	—	—	—	—	(183,934)	(183,934)
Issue of common shares for debt (Note 13)	4,424,985	398,249	—	—	—	—	398,249
Balance, December 31, 2017	6,492,709	$25,770,450	$33,706	$5,115	$—	$(26,759,061)	$(949,790)

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2017	2016	2015
Operating Activities
Net loss	$(183,934)	$(347,963)	$(334,993)
Items not involving cash
Interest expense on convertible debentures	33,976	45,571	79,513
	(149,958)	(302,392)	(255,480)
Changes in non-cash working capital (note 14)	149,537	203,121	5,837
Cash Used in Operating Activities Financing Activities	(421)	(99,271)	(249,643)
Issue of common shares and warrants, net of share issuance costs	—	99,800	—
Issue of convertible debentures	—	—	250,000
Cash Provided by Financing Activities	—	99,800	250,000
Net Increase (Decrease) in Cash	(421)	529	357
Cash, Beginning of Year	1,312	783	426
Cash, End of Year	$891	$1,312	$783

Supplemental information (note 14)

 See notes to consolidated financial statements

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”) in British Columbia, Canada. On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns (the “Arrangement”). The Arrangement was completed on February 12, 2016 (note 5). As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

2. GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years (2017 - $183,934; 2016 - $347,963; 2015 - $334,993). As of December 31, 2017, the Company has an accumulated deficit of $26,759,061, a working capital deficiency of $949,792 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance whatsoever that management’s plan will be successful.

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

3. 3. BASIS OF PRESENTATION (Continued)

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

(c) Approval of the consolidated financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 23, 2018.

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Principles of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of a Company so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of the Company’s former wholly-owned subsidiaries, 27 Red and 4 Touchdowns are included in the consolidated financial statements from the date that control commenced to the date that control ceased.

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

5. PLAN OF ARRANGEMENT (Continued)

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

6. MINERAL PROPERTY INTERESTS

Extra High Claims

The Company holds a 33% interest in the Extra High Claims located in British Columbia. The Extra High Claims expire on December 25, 2019.

Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

7. INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company whereby as at December 31, 2013 the Company invested $800,000 in the Mexican gaming company. As at December 31, 2014, the Company assessed the fair value of its investment in the Mexican gaming company and recorded impairment of $799,999 on the Company’s investment.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2017	December 31, 2016
Trade payables	$173,647	$141,930
Accrued liabilities	26,753	21,310
	$200,400	$163,240

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

As at December 31, 2017 and 2016, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2017	2016
Advances from directors (interest at prime plus 1%)	$104,435	$45,505
Entities controlled by directors (non-interest-bearing)	29,852	377,143
	$134,287	$422,648

Included in convertible debentures and accrued interest is $339,589 (2016 - $317,089) owing to the Chief Executive Officer and to a former director of the Company (note 12).

During the years ended December 31, 2017, 2016 and 2015, the following amounts were charged by related parties.

	2017	2016	2015
Interest charged on amounts due to related parties	$3,301	$978	$928
Interest on convertible debentures	30,000	30,000	29,589
Rent charged by entities with common directors (note 16)	28,627	28,298	29,403
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors (note 16)	85,186	86,044	86,332
	$147,114	$145,320	$146,252

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, and Green Arrow Resources Inc. (“Green Arrow”), a formerly related company, had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period which was extended until July 31, 2016. The office lease agreement was further extended for a period of one year until July 31, 2017. Under the office lease agreement, as of August 1, 2016, the three companies were required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 was made by Jackpot. As of December 1, 2016, Green Arrow is no longer obligated or required to pay its proportionate share of the office rent.

The remuneration of directors and key management personnel during the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Management fees	$—	$35,000	$60,000

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by a director and a former director of the Company. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income.

10. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of December 31, 2017 the remaining $10,000 (2016 - $10,000) is owing.

11. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2017, the balance payable is $103,924 (2016 - $103,924).

12. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of December 31, 2017, the convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

12. CONVERTIBLE DEBENTURES FINANCING (Continued)

Convertible Debentures Financing 2013 (Continued)

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

As of December 31, 2017, one convertible debenture is in default and another convertible debenture has been extended indefinitely, however, the Company has not been served with a default notice.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2014	$123,125	$5,712	$128,837
Gross proceeds to allocate	222,006	27,994	250,000
Accretion of discount	34,924	—	34,924
Interest accrued	44,589	—	44,589
Balance, December 31, 2015	424,644	33,706	458,350
Accretion of discount	571	—	571
Interest accrued	45,000	—	45,000
Balance, December 31, 2016	470,215	33,706	503,921
Accretion of discount (adjustment)	(11,024)	—	(11,024)
Interest accrued	45,000	—	45,000
Balance, December 31, 2017	$504,191	$33,706	$537,897

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

13. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2017, there are no preferred shares issued.

(b) Issued

As of December 31, 2017, there are 6,492,709 common shares issued and outstanding.

During the year ended December 31, 2017, the Company completed the following transaction:

• The Company entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors and shareholders. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,499 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022.

As a result of the debt settlement agreement with Jackpot, 4,249,985 common shares representing 65.45% of the Company’s current issued and outstanding common shares are owned by Jackpot.

During the year ended December 31, 2016, the Company completed the following financing:

• On January 4, 2016, the Company closed a non-brokered private placement issuing 1,000,000 units at $0.10 per unit for gross proceeds to the Company of $100,000. Each unit consists of one common share of the Company and one share purchase warrant exercisable for one additional common share of the Company at an exercise price of $0.135 per common share until January 4, 2021.

There were no shares issued during the year ended December 31, 2015.

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

13. CAPITAL STOCK (Continued)

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2015	270,835	$1.50
Expired	(267,502)	$1.50
Issued	1,000,000	$0.135
Balance, December 31, 2016	1,003,333	$0.14
Expired	—	—
Issued	4,424,985	$0.12
Balance, December, 2017	5,428,318	$0.12

As of December 31, 2017, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
July 23, 2018	1.50	3,333
January 4, 2021	0.135	1,000,000
November 2, 2022	0.12	4,424,985
		5,428,318

The weighted average remaining contractual life for warrants outstanding at December 31, 2017 is 4.50 years.

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

13. CAPITAL STOCK (Continued)

(d)  Stock options (continued)

Options activity is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2015	33,334	$1.20
Expired	(33,334)	$1.20
Balance, December 31, 2016 and 2017	—	$0.00

As of December 31, 2017, there were no stock options outstanding.

14. CHANGES IN NON-CASH WORKING CAPITAL

	2017	2016	2015
GST receivable	$2,489	$(2,116)	$610
Accounts payable and accrued liabilities	435,409	112,924	27,659
Due to related parties	(288,361)	92,313	(22,432)
	$149,537	$203,121	$5,837
Supplemental information
Non-cash items
Interest expense included in convertible debt	$33,976	$45,571	$79,513
Interest expense included in due to related parties	$3,301	$978	$928

15. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% to income before income taxes.

	2017	2016	2015
Loss before income taxes	$183,934	$347,963	$334,993
Statutory income tax rate	26.00%	26.00%	26.00%
Expected income tax benefit	47,823	90,470	87,098
Items not deductible for income tax purposes	—	—	(81)
Underprovided in prior years	(18,429)	783	57,063
Unrecognized benefit of deferred tax assets	(29,394)	(89,688)	(144,080)
Income tax expense	$—	$—	$—

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

15. INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2017	2016
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Long-term investment	400,000	400,000
Share issue cost	—	9,600
Non-capital losses carried forward	3,786,737	3,664,085
Capital losses carried forward	993,649	993,649
Unrecognized deductible temporary differences	$8,487,922	$8,374,870

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	333,000
2032	122,000	163,000
2033	213,000	172,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	358,000
2037	194,000	—
	$3,787,000	$3,664,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

16. COMMITMENTS

a) During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Lease”). The Lease has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs is $28,800 plus applicable taxes per annum.

b) The Company has an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires on April 30, 2018. The agreement can be terminated by either party upon giving three months’ written notice.

17. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2017. The Company is not subject to externally imposed capital requirements.

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

37 CAPITAL INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

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

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2017, the Company had cash of $891 (2016 - $1,312) available to apply against short-term business requirements and current liabilities of $952,802 (2016 - $1,170,027). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2017, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

19. EVENT AFTER REPORTING PERIOD

(a) A total of 500,000 share purchase warrants at $0.135 per share have been exercised for total proceeds to the Company of $67,500.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Consolidated Financial Statements for the

Year ended December 31, 2017

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the notes thereto.

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

The following information is prepared as at April 24, 2018.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

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

Selected Annual Information

Selected annual information from the consolidated financial statements (audited) for the three years ended December 31, 2017, 2016 and 2015 is shown in the following table:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	0	0	0
Interest income	0	0	0
Expenses	(220,311)	(347,963)	(334,993)
Basic and diluted loss per common share before other items	(0.07)	(0.17)	(0.31)
Comprehensive loss	(183,934)	(347,963)	(334,993)
Total assets	3,012	5,922	3,277
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1055 West Georgia Street, Suite 1500, PO Box 11117, Vancouver, BC V6E 4N7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2017:

•	The Company’s operating expenses were $220,311 as compared to $347,963 for the corresponding period in 2016 and as compared to $334,993 for the corresponding period in 2015.

~~•~~	The Company recorded a comprehensive loss of $183,934 as compared to a comprehensive loss of $347,963 during the corresponding period in 2016 as compared to a comprehensive loss of $334,993 during the corresponding period in 2015.

•	The Company’s basic and diluted loss per common share was $0.07 as compared to a basic and diluted loss of $0.17 during the corresponding period in 2016 as compared to a basic and diluted loss of $0.31 during the corresponding period in 2015.

•	The Company’s total assets were 3,012 as compared to $5,922 during the corresponding period in 2016 as compared to $3,277 during the corresponding period in 2015.

•	The Company’s total liabilities were $952,802 as compared to $1,170,027 during the corresponding period in 2016 as compared to $836,510 during the corresponding period in 2015.

•	The Company had a working capital deficiency of $949,792 as compared to a working capital deficiency of $1,164,107 during the corresponding period in 2016 as compared to a working capital deficiency of $833,235 during the corresponding period in 2015.

The Company is presently not a party to any legal proceedings whatsoever.

Plan of Arrangement

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red and 4 Touchdowns. A copy of the Arrangement Agreement is available on www.SEDAR.com.

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

The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2). The effective date of the Arrangement was on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares were automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

Furthermore on the Effective Date, all of the Class 2 Reorganization Shares were automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 and issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677 and a promissory note in the principal amount of $20,677. The promissory note was non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement.

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement.

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company.

On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

Effective as of April 1, 2017, Mr. Bedo H. Kalpakian has stepped down as the Company’s President, CEO & CFO. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 7th floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities that have been issued were subject to a hold period which expired on March 3, 2018.

As a result of the debt settlement agreement with Jackpot, 4,249,985 common shares representing 65.45% of the Company’s current issued and outstanding common shares are owned by Jackpot.

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At this Meeting, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During January 2018, the Company announced that it intends to enter into a non-brokered private placement financing to raise up to $750,000 by the issuance of up to 5,000,000 units of the Company. However, as of the date of this MD&A this proposed non-brokered private placement financing has not taken place and has expired.

Mineral Properties

1. Extra High Claims

As at the date of this MD&A, the Company holds a 33% interest and Colt Resources Inc. (“Colt”) holds a 67% interest in the Extra High Claims located in British Columbia. Colt is the operator of the Extra High Claims. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Claims will be converted to a 0.5% NSR. The Extra High Claims are subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor the operator of the Extra High Claims has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year ended 2011, the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Claims during the years 2015 and 2014, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

On March 31, 2016, the Company together with Colt have extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Claims. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Claims. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Claims was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

2. Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium),

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment and recorded impairment of $799,999 on its investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

Fourth Quarter (December 31, 2017)

During the three months [fourth quarter] period ended December 31, 2017:

•	The Company had a comprehensive loss of $19,840 or $ 0.00 per share as compared to a comprehensive loss of $142,396 or $0.07 per share during the same three-month period (fourth period) ended December 31, 2016 and as compared to a comprehensive loss of $90,042 or $0.08 per share during the same three-month period (fourth period) ended December 31, 2015.
•	The Company’s Operating costs were $66,459 as compared to $142,396 for the same period in 2016 as compared to $90,042 for the same period in 2015.
79

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(30,082)	(45,160)	(51,347)	(57,345)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.03)

For the Quarterly Periods ended:	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(142,396)	(50,133)	(69,014)	(86,420)
Loss per common share	(0.07)	(0.02)	(0.03)	(0.04)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.
•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.
•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.
•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investment in the Company’s interest in the Extra High Claims.
•	Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.
•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
•	In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.
•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2018, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2017:

•	the Company’s total assets were $3,012 as compared to $5,922 for the year ended December 31, 2016 and as compared to $3,277 for the year ended December 31, 2015.
•	the Company’s total liabilities were $952,802 as compared to $1,170,027 for the year ended December 31, 2016 and as compared to $836,510 for the year ended December 31, 2015.
•	the Company had $891 in cash as compared to $1,312 in cash for the year ended December 31, 2016 and as compared to $783 in cash as for the year ended December 31, 2015.
•	the Company had GST receivable in the amount of $2,119 as compared to $4,608 for the year ended December 31, 2016 and as compared to $2,492 for the year ended December 31, 2015.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

Private Placement Financing

There were no share financings during the year ended December 31, 2017.

On January 4, 2016 the Company closed the first and last tranche of the non-brokered private placement which was announced on July 31, 2015 and the Company issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. All securities issued in connection with this financing included a hold period in accordance with applicable securities law. A former director of the Company and a family member subscribed to this non-brokered private placement.

There were no share financings during the year ended December 31, 2015.

Warrants

As at December 31, 2017, a total of 5,428,318 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding. Subsequent to the year ended December 31, 2017, a total of 500,000 share purchase warrants at $0.135 per share have been exercised for total proceeds to the Company of $67,500.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000 to two subscribers. The refundable subscription of $10,000 is included in Current Liabilities.

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

As of December 31, 2017, the two convertible debentures are in default; however, the Company has not been served with a default notice.

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

As of December 31, 2017, one convertible debenture is in default and another convertible debenture has been extended indefinitely, however, the Company has not been served with a default notice.

Stock Options

As at December 31, 2017, there were no outstanding stock options (December 31, 2016 - Nil)

Significant Accounting Policies

The Annual Audited Consolidated Financial Statements for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2017.

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

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel. The Company previously shared office space and certain employees with Green Arrow Resources Inc. (“Green Arrow”) up to November 30, 2016. Green Arrow was formerly related to the Company and Jackpot.

The Company together with Jackpot and Green Arrow had entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one year period which was extended until July 31, 2016. The office lease agreement was further extended for a period of one year until July 31, 2017. Under the office lease agreement, the three companies were required to pay a monthly base rent of $7,194 plus property and operating expenses for the leased premises. A lease deposit of $10,000 was made by Jackpot. As of December 1, 2016, Green Arrow is no longer required or obligated to pay its proportionate share of the office rent.

During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Lease”). The Lease has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs is $28,800 plus applicable taxes per annum.

As at December 31, 2017 and 2016, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2017	2016
Advances from directors (interest at prime plus 1%)	$104,435	$45,505
Entities controlled by directors (non-interest-bearing)	29,852	377,143
	$134,287	$422,648

Included in convertible debentures is $339,589 (December 31, 2016 - $317,089) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2017, 2016 and 2015, the following amounts were charged by related parties.

	2017	2016	2015
Interest charged on amounts due to related parties	$3,301	$978	$928
Interest on convertible debentures	30,000	30,000	29,589
Rent charged by entities with common directors	28,627	28,298	29,403
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	85,186	86,044	86,332
	$147,114	$145,320	$146,252

The remuneration of directors and key management personnel during the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Management fees	$—	$35,000	$60,000

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros., a private company owned by a director and a former director of the Company. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.

Pursuant to Debt Settlement Agreements with Jackpot and Kalpakian Bros., the Company has issued 4,249,985 units of the Company to Jackpot and 175,000 units of the Company to Kalpakian Bros. For further particulars please see Results of Operations of this MD&A.

On April 25, 2017, the Company made a payment to Green Arrow in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income. As of the date of this MD&A, 27 Red and 4 Touchdowns are no longer related to the Company.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. Effective as of November 15, 2017, Bedo Kalpakian is no longer a director of the Company. As of the date of this MD&A, the Company has not repaid to the Company’s CEO Jake Kalpakian and to its former director Bedo Kalpakian the Principal amount of $250,000 together with the accrued interest. As of December 31, 2017, the convertible debentures are in default, however, the Company has not been served with a default notice.

On January 4, 2016, a director of the Company and a family member acquired 1,000,000 units of the Company at the price of $0.10 per unit. For further particulars please see Liquidity and Capital Resources of this MD&A.

The Company has an agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. The agreement expires on April 30, 2018. The agreement can be terminated by either party upon giving three months’ written notice.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and the Chairman and CFO of Jackpot namely Bedo H. Kalpakian, was a former director of the Company. Furthermore, Neil Spellman is a director of Jackpot and is the CFO and a director of the Company, and Gregory T. McFarlane is a director of Jackpot and is also a director of the Company.

Green Arrow was formerly related to the Company by virtue of the fact that Green Arrow’s former CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company, and a former director of Green Arrow namely Neil Spellman, is a director and CFO of the Company. Previously, Bedo Kalpakian and Fred Tejada were directors of Green Arrow.

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

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2017, the Company had cash in the amount of $891 (December 31, 2016 – cash in the amount of $1,312) available to apply against short-term business requirements and current liabilities of $952,802 (December 31, 2016 - $1,170,027). All of the current liabilities, except for the convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2017, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Consolidated Statements of Comprehensive Loss in the Company’s Annual Audited Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 24, 2018	6,992,709	Nil	N/A	N/A
Warrants as at April 24, 2018	500,000 4,424,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Agent’s Warrants as at April 24, 2018	3,333	Nil	Cdn $1.50	July 23, 2018
Fully Diluted as at April 24, 2018	11,921,027	Nil

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

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2017) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

Dated this 10th day of May, 2018	/s/ Jacob H. Kalpakian
Jacob H. Kalpakian
President & Chief Executive Officer

