Form 20-F/A
period 2017-12-31
37 CAPITAL INC
filed 2018-05-15
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

1

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

Yes ☐  No ☒

2

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of 37 Capital Inc. amends 37 Capital’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on May 11, 2018. 37 Capital is filing this Amendment No. 1 solely to furnish the Interactive Data File disclosed as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F.

Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and 37 Capital has not updated disclosures included therein to reflect any events that occurred subsequent to May 11, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

3

ITEM 19. LIST OF EXHIBITS

3.1** Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)

3.2** New Articles (Incorporated by reference) –Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483) http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm

3.** Amendment to the Articles for the implementation of Advance Notice Provisions. SEC Accession No. 0001607062-15-000191 http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex3.htm

3.4** Certificate of Name Change to Kokomo Enterprises Inc. SEC Accession No. 0001137171-09-000478 http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm

3.5** Certificate of Name Change to High 5 Ventures Inc. SEC Accession No. 0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/cert.htm

3.6** Certificate of Name Change to 37 Capital Inc. http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex3_6.htm

10.1** 2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003) http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm

10.4** Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt

10.4.1** Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005) (US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm

10.4.2** Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm

10.4.3** Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm

10.4.4** Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm

10.4.5** Addendum to the Management Services Agreement dated September 14, 2012. SEC Accession No. 0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm

10.4.6** Addendum to the Management Services Agreement dated July 17, 2014. SEC Accession No. 0001607062-14-000048 http://www.sec.gov/Archives/edgar/data/825171/000160706214000048/hhh73114adden.htm

10.5 **Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm

10.5.1** Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No.0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm

10.5.2** Amendment to the Property Option Agreement dated April 17, 2007 – (SEC Accession No. 0001137171-07-000906)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm

10.7 **2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm

http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm

10.9.1** Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659) http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm

10.11** Property Option Agreement with Colt Capital Corp. dated September 8, 2006 –

(SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm

10.11.1** First Amendment dated September 22, 2006 to the Property Option Agreement (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm

10.11.2** Second Amendment dated October 31, 2006 to the Property Option Agreement (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm

10.11.3** Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659) http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm

10.11.4** Amending Agreement dated March 30, 2016 with Colt Resources Inc. – (SEC Accession No. 0001607062-16-000823) https://www.sec.gov/Archives/edgar/data/825171/000160706216000823/ex10_114.htm

10.12** Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 – (SEC Accession No. 0001137171-09-000478) http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm

10.13** Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013. SEC Accession No. 0001607062-14-000003 http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_13.htm

10.14** 2013 Convertible Debenture Financing SEC Accession No. 0001607062-14-000003 http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_14.htm

10.15** 2015 Convertible Debenture Financing http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex10_15.htm

10.16** Consulting Agreement entered into with 27 Red Capital Inc.

10.17** Consulting Agreement entered into with 4 Touchdowns Capital Inc.

10.18** Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd.

11.1** Statement explaining in reasonable detail how earnings/loss per share is calculated

12.** Notice of Annual General and Special Meeting 2015 and Management Proxy Materials. http://www.sec.gov/Archives/edgar/data/825171/000160706215000199/ex20_1.htm

13.** Notice of Annual General Meeting 2016 and Management Proxy Materials.

13.1** Notice of Annual General Meeting 2017 and Management Proxy Materials.

14.** Notice of Annual General Meeting 2014 and Management Proxy Materials.

14.1** Code of Ethics - Previously filed on Form 20-F 2003.

(SEC Accession No.0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm

15.** Notice of Annual General Meeting 2013 and Management Proxy Materials. SEC Accession No. 0001607062-14-000003 http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex15.htm

16.** Notice of Annual General Meeting 2012 and Management Proxy Materials. (SEC Accession No. 0001137171-12-000249) http://www.sec.gov/Archives/edgar/data/825171/000113717112000249/infocircular.htm

17.** Notice of Annual General Meeting 2011 and Management Proxy Materials.

(SEC Accession No. 0001137171-11-000333) http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex17.htm

18.** Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference-

SEC Accession No. 0001137171-10-000418)

19.** Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424) http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm

20.** Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)

http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm

20.1** Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842)

http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm

20.4** Notice of Special General Meeting, 2005 and Management Proxy Materials( Incorporated by reference - previously filed on Form 6-K December 3, 2004) http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

31.1** Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)

32.2** Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)

99. Financial Exhibits: – (unaudited)

99.1** Schedules I - Marketable Securities - Other Investments

99.2** Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties

99.3**Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

101.INS XBRL Instance Document. *

101.SCH XBRL Taxonomy Extension Schema. *

101.CAL XBRL Taxonomy Extension Calculation Linkbase. *

101.DEF XBRL Taxonomy Extension Definition Linkbase. *

101.LAB XBRL Taxonomy Extension Label Linkbase.*

101.PRE XBRL Taxonomy Extension Presentation Linkbase.*

* Filed Herewith (Attached)

** Previously filed.

4

 SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

Dated this 14th day of May, 2018	/s/ Jacob H. Kalpakian
Jacob H. Kalpakian
President & Chief Executive Officer

5