Form 20-F
period 2018-12-31
37 CAPITAL INC
filed 2019-04-24
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,092,709 common shares as of December 31, 2018. No preferred shares issued and outstanding.

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

Yes ☐  No ☒

1

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2018

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman* Carlsbad, CA, USA	CFO & Director
Gregory T. McFarlane* Las Vegas, Nevada, USA	Director
Fred A. C. Tejada* Surrey, British Columbia, Canada	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary

*Members of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2018, 2017, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. On July 7, 2014 the Company’s share capital was consolidated on the basis of six old common shares for one new common share. All common shares and per share amounts included in this Annual Report on Form 20-F (2018) have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2018, 2017, 2016, 2015 and 2014 have been prepared in accordance with IFRS.

	Year Ended December 31,2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Operating Revenue	0	0	0	0	4,157
Interest Income	0	0	0	0	0
Comprehensive loss	(160,856)	(183,934)	(347,963)	(334,993)	(1,046,790)
Basic and diluted loss per common share before other items	(0.02)	(0.07)	(0.17)	(0.31)	(0.98)
Total Assets	2,960	3,012	5,922	3,277	3,530
Capital Stock	25,849,950	25,770,450	25,372,201	25,272,401	25,272,401
Number of common shares at year-end	7,092,709	6,492,709	2,067,724	1,067,724	1,067,724
Long-term obligations	0	0	0	0	0
Cash dividends	0	0	0	0	0

Note: All common shares and per share amounts included in the above table have been restated to give retroactive effect to the 6:1 share consolidation which took effect on July 7, 2014 as described in Information on the Company under Item 4. of this Annual Report.

Bank of Canada Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2018	0.7682	0.7544
August 2018	0.7742	0.7603
September 2018	0.7749	0.7583
October 2018	0.7811	0.7609
November 2018	0.7641	0.7518
December 2018	0.7581	0.7330

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2018	For Year Ended December 31, 2017	For Year Ended December 31, 2016	For Year Ended December 31, 2015	For Year Ended December 31, 2014
Average rate ($)(2)	0.7446	0.7708	0.7499	0.7821	0.9399
High ($)(3)	0.7581	0.8245	0.7972	0.8511	0.9053
Low ($)(3)	0.7330	0.7276	0.6854	0.7161	0.8579

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2018, the US $1.00 was equal to Cdn $1.3642.

Item 3.D. Risk Factors

The Company and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1) RISKS RELATED TO THE COMPANY’S BUSINESS

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

- Revenues and Dividends: Although during Q4 of 2014 the Company generated a minimal revenue of $4,157, however the Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2015, 2016, 2017 and 2018. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

- Investment in Mexican Gaming Company: In respect to the Company’s investment in the Mexican gaming company, as there are no assurances whatsoever that in the future the Company shall receive any casino royalty revenues from the Mexican land based casino, on December 31, 2014 the Company has recorded impairment of $799,999 in regards to the Company’s investment in the Mexican gaming company. The Company did not recognize any revenue during fiscal 2015, 2016, 2017 and 2018. Furthermore, the Company does not expect that it will recover its investment in the Mexican gaming company.

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

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16 – Incorporated by reference).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17 – Incorporated by reference).

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

The Company's registered office and records office is located at Suite 3200-650 West Georgia Street

Vancouver BC V6B 4P7. The telefax number is (604) 669 9385.

The Registrar and Transfer Agent of the Company is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BC, Canada V6C 3B9. The telefax number is (604) 661-9407.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 475 Howe Street #1700, Vancouver, BC, V6C 2B3. The telefax number is (604) 688-4675.

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

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16 – Incorporated by reference).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17 – Incorporated by reference).

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

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Claims. A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes. The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work. The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101. At the time, Mr. J. W. Murton was a director of the Company. For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.37capitalinc.com.

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

As at December 31, 2018, the Company holds a 33% undivided interest in the Extra High Claims.

Neither the Company nor the operator of the Extra High Claims has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Claims during the years 2015, 2016, 2017 and 2018, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

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

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005 /MAR/31	082 M	2019 /DEC/25
509961	Extra High	121.664	2005 /MAR/31	082 M	2019 /DEC/25
509969	Extra High	344.834	2005 /MAR/31	082 M	2019 /DEC/25
510214	Extra High	40.557	2005 /APR/05	082 M	2019 /DEC/25
510215	Extra High	81.124	2005 /APR/05	082 M	2019 /DEC/25
Total:		650

During 2016, the Company together with Colt have abandoned the following mineral claims totaling 427 hectares which were previously part of the Extra High Claims:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509956	Extra High	182.52	2005 /MAR/31	082 M	2016 /APR/02
509963	Extra High	40.569	2005 /MAR/31	082 M	2016 /APR/02
510213	Extra High	20.289	2005 /APR/05	082 M	2016 /APR/02
510306	Extra High	60.857	2005 /APR/05	082 M	2016 /APR/02
509952	Super High #1	60.824	2005 /MAR/31	082 M	2016 /MAR/31
520184	Super High #2	20.275	2005 /SEP/20	082 M	2016 /SEP/20
520186	Super High #3	40.544	2005 /SEP/20	082 M	2016 /SEP/20

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2018, 2017 and 2016 which are in accordance with IFRS:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	0	0	0
Interest income	0	0	0
Expenses	(160,856)	(220,311)	(347,963)
Basic and diluted loss per common share before other items	(0.02)	(0.07)	(0.17)
Comprehensive loss	(160,856)	(183,934)	(347,963)
Total assets	2,960	3,012	5,922
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

All common shares and per share amounts have been restated to give retroactive effect to the 6:1 share consolidation, which took effect on July 7, 2014.

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2018:

•	The Company’s operating expenses were $160,856 as compared to $220,311 for the corresponding period in 2017 and as compared to $347,963 for the corresponding period in 2016.

~~•~~	The Company recorded a comprehensive loss of $160,856 as compared to a comprehensive loss of $183,934 during the corresponding period in 2017 as compared to a comprehensive loss of $347,963 during the corresponding period in 2016.

•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.07 during the corresponding period in 2017 as compared to a basic and diluted loss of $0.17 during the corresponding period in 2016.

•	The Company’s total assets were 2,960 as compared to $3,012 during the corresponding period in 2017 as compared to $5,922 during the corresponding period in 2016.

•	The Company’s total liabilities were $1,034,106 as compared to $952,802 during the corresponding period in 2017 as compared to $1,170,027 during the corresponding period in 2016.

•	The Company had a working capital deficiency of 1,031,148 as compared to a working capital deficiency of $949,792 during the corresponding period in 2017 as compared to a working capital deficiency of $1,164,105 during the corresponding period in 2016.

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

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16 - Incorporated by reference).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17 – Incorporated by reference).

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

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 1700-475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities that have been issued were subject to a hold period which expired on March 3, 2018 (see Exhibit 10.18- Incorporated by reference). During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At the Company’s Annual General Meeting which was held on November 16, 2018, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During January 2018, the Company announced that it intends to enter into a non-brokered private placement financing to raise up to $750,000 by the issuance of up to 5,000,000 units of the Company. However, this proposed non-brokered private placement financing did not take place and has expired.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(45,671)	(22,660)	(35,820)	(56,705)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.01)

For the Quarterly Periods ended:	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(30,082)	(45,160)	(51,347)	(57,345)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.03)

For the Quarterly Periods ended:	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(142,396)	(50,133)	(69,014)	(86,420)
Loss per common share	(0.07)	(0.02)	(0.03)	(0.04)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2019, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2018:

•	the Company’s total assets were $2,960 as compared to $3,012 for the year ended December 31, 2017 and as compared to $5,922 for the year ended December 31, 2016.

•	the Company’s total liabilities were $1,034,106 as compared to $952,802 for the year ended December 31, 2017 and as compared to $1,170,027 for the year ended December 31, 2016.

•	the Company had $2,045 in cash as compared to $891 in cash for the year ended December 31, 2017 and as compared to $1,312 in cash for the year ended December 31, 2016.

•	the Company had GST receivable in the amount of $913 as compared to $2,119 for the year ended December 31, 2017 and as compared to $4,608 for the year ended December 31, 2016.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249.

Private Placement Financing

There were no private placement share financings during the year ended December 31, 2018 and 2017.

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

Warrants

During the year ended December 31, 2018, a total of 600,000 warrants were exercised for total proceeds to the Company of $79,500. As at December 31, 2018, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

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

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000. As at December 31, 2018, the remaining $10,000 is owing and is due on demand.

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

As of December 31, 2018, the two convertible debentures are in default; however, the Company has not been served with a default notice.

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

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitled the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2018, one convertible debenture is in default, however, the Company has not been served with a default notice. The other convertible debenture has been extended indefinitely.

Stock Options

As at December 31, 2018, there were no outstanding stock options (December 31, 2017 - Nil). As of the date of this Annual Report, there are no outstanding stock options.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has four convertible debentures totalling $350,000 plus accrued interest, three of the convertible debentures have matured and are payable on demand and one convertible debenture has been extended indefinitely (see Exhibits 10.14 & 10.15– Incorporated by reference). In addition to the Convertible Debentures, the Company has borrowed the sum of $103,924 from an arm’s length party which is payable on demand, and the Company is obliged to refund to a subscriber the sum of $10,000. The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Obligations pursuant to the 2015 and 2013 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference), to the loan in the amount of $103,924 payable to the arm’s length party and, to refund $10,000 to a subscriber.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2018, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1)	President, CEO and Director	October 18, 1968	President & CEO	April 2017 to Present
Vancouver, B.C. Canada			Vice President of Registrant;	1991 to April 2017
			President of Jackpot Digital Inc. (“Jackpot”)	1991 to Present
			CEO of Jackpot	2004 to Present
			President & CEO of Green Arrow Resources Inc.	April 2012 to November 2017
Neil Spellman(2)*	CFO & Director	January 24, 1953	Director of the Registrant	Aug 2016 to Present
Carlsbad, CA, USA			CFO of the Registrant	April 2017 to Present
			Senior Vice President of DB Financial	2001 to Present
Gregory T. McFarlane*	Director	November 13, 1968	Director of the Registrant	1992 to Present
Las Vegas, NV, USA			Principal of McFarlane Media, LLC (2005)	2005 to Present
Fred A.C. Tejada*	Director	August 01, 1958	Director of the Registrant	December 2009 to Present
Surrey, B.C. Canada			President of Tirex Resources Inc.	October 2011 to Present
			Vice President Operations and Exploration of Tirex Resources	June 2011 to October 2011
			Vice President Exploration of Panoro Minerals Ltd.	July 2007 to June 2011
Maria P. Arenas	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
Surrey, B.C. Canada			Corporate Secretary of Jackpot	2008 to Present

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

Item 6.B. Compensation

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $nil during the year ended December 31, 2018 (2017: $Nil; 2016: $35,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian, former President, CEO, CFO and director of the Company, and Jacob H. Kalpakian, the President, CEO and director of the Company. Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent.

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

During 2018, 2017 and 2016, there were no stock options granted to Directors, Officers and Employees.

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

6.C.2. Details of Directors’ Service Contracts.

The Company had previously entered into a Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $nil during the year ended December 31, 2018 (2017: $nil; 2016: $35,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principals of Kalpakian Bros. are Bedo H. Kalpakian, former President, CEO, CFO and director of the Company and Jacob H. Kalpakian, the President, CEO and director of the Company. On August 1, 2016, the Management Services Agreement was terminated by mutual consent.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on November 16, 2018. The Company’s 2018 Annual Information Circular (see Exhibit 13.2 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2018 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	51,220	(1)	0.72%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct		0.002%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	3		0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct		0.008%

Notes: *Based on 7,092,709 issued and outstanding common shares as of December 31, 2018.

(1) Of these common shares, 10,020 are held by Kalpakian Bros. of B.C. Ltd., 3,000 are held by 30 Rock Management Inc. and 14,156 are held by a family member.

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

(3) 30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2017 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	225,664	(1)	3.48%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct		0.002%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	3		0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct		0.009%

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

(3) 30 Rock Management Inc. is a private company controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2016 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Bedo H. Kalpakian Delta, BC, Canada	616,395	(1)	29.81%
Jacob H. Kalpakian Vancouver, BC, Canada	50,664	(2)	2.45%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct		0.01%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	3		0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct		0.03%

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the last Annual General Meeting of Shareholders which took place on Wednesday, November 16, 2018 (see Exhibit 13.2 – Incorporated by reference).

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

During 2018, 2017 and 2016 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owns 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. As such, the Company is directly controlled by Jackpot. All shares in the following tables have been re-stated to give retroactive effect to the Company’s 6:1 share consolidation on July 7, 2014.

As at December 31, 2018, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Jackpot Digital Inc., Vancouver, BC (TSXV listed company)	3,449,985		48.64%
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	1,579,575	(1)	22.27%

(1) Of these shares, 703,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 824,424 common shares are held by Isabel Kalpakian, 10,020 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 3,000 are held by a private company controlled by Jacob H. Kalpakian and 14,156 common shares are held by a family member of Jacob H. Kalpakian

*Based on 7,092,709, issued and outstanding common shares as of December 31, 2018.

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

7.A.2. As of December 31, 2018, the Company had 7,092,709 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,601 outstanding common shares and 20 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company have agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

The amounts due to related parties are unsecured, payable on demand as at December 31, 2018 and 2017 consist of the following:

	2018	2017
Advances from directors (interest at prime plus 1%)	$93,391	$104,435
Entities controlled by directors (non-interest-bearing)	88,461	29,852
	$181,852	$134,287

Included in convertible debentures is $369,589 (December 31, 2017 - $339,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2018, 2017 and 2016, the following amounts were charged by related parties.

	2018	2017	2016
Interest charged on amounts due to related parties	$4,312	$3,301	$978
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	17,600	28,627	28,298
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	38,279	85,186	86,044
	$90,191	$147,114	$145,320

The remuneration of directors and key management personnel during the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Management fees	$—	$—	$35,000

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

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors (see Exhibit 10.18 – Incorporated by reference). The Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares.

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

Previously, the Company had a Management Services Agreement with Kalpakian Bros. which was terminated by mutual consent on August 1, 2016.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

•	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTCQB of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian, and Bedo H. Kalpakian are officers, directors and shareholders of Jackpot and Gregory T. McFarlane and Neil Spellman are directors of Jackpot;
•	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholders of which are Jacob H. Kalpakian and Bedo H. Kalpakian, directors of the Company;
•	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a former director of the Company;
•	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
•	Colt Resources Inc. (“Colt”), is a public company listed on the NEX tier of the TSX Venture Exchange in Canada and on the OTC Markets Inc. in the U.S.A. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
•	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
•	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a former President and director of Green Arrow from April 2012 until November 2017. Neil Spellman and Bedo Kalpakian were also former directors of Green Arrow until March 14, 2017 and November 30, 2017, respectively.
•	27 Red Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 27 Red Capital Inc.
•	4 Touchdowns Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 4 Touchdowns Capital Inc.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2018, are included in Item 17 of this report.

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

The Company's corporate legal counsels are: Harper Grey LLP, (Attention: Michael Kennedy), Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The telefax number is (604) 669-9385.

Item 8.A.8. Dividends

The Company entered into an Arrangement Agreement. For further particulars, please see Item 4. C. Organizational Structure.

Item 8. B. Significant Changes

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

Presently Jackpot owns 3,449,985 common shares of the Company which represents 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. As such, Jackpot has direct control of the Company.

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

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2014	n/a	n/a	n/a
2015	n/a	n/a	n/a
2016	n/a	n/a	n/a
2017	n/a	n/a	n/a
2018	0.52	0.10	13,691
Two Most Recent Financial Years
Year 2017
Jan 1 – Mar 31	n/a	n/a	n/a
Apr 1 – Jun 30	n/a	n/a	n/a
Jul 1 – Sept 30	n/a	n/a	n/a
Oct 1 – Dec 31	n/a	n/a	n/a
Year 2018
Jan 1 – Mar 31	0.51	0.16	1,950
Apr 1 – Jun 30	0.52	0.17	5,066
Jul 1 – Sept 30	0.23	0.17	6,175
Oct 1 – Dec 31	0.10	0.10	500

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

Five Most Recent Financial Years	Cdn $ High	Cdn $ Low	Volume
2014	0.90	0.60	207,171
2015	0.51	0.135	66,294
2016	0.20	0.025	800,620
2017	0.20	0.12	3,500
2018	0.30	0.10	575,157
Two Most Recent Financial Years
Year 2017
Jan 1 – Mar 31	—	—	—
Apr 1 – Jun 30	0.20	0.20	1,500
Jul 1 – Sep 30	0.13	0.13	1,500
Oct 1 – Dec 31	0.13	0.12	500
Year 2018
Jan 1 – Mar 31	0.22	0.12	7,536
Apr 1 – Jun 30	0.30	0.215	79,501
Jul 1 – Sep 30	0.30	0.18	79,680
Oct 1 – Dec 31	0.21	0.10	408,440

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 7,092,709 common shares are issued and outstanding as of December 31, 2018. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 24, 2019	7,092,709	Nil	N/A	N/A
Warrants as at April 24, 2019	500,000 4,324,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Fully Diluted as at April 24, 2019	11,917,694	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2018, 2017 and 2016:

Warrants activity for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2016	1,003,333	$0.14
Issued	4,424,985	$0.12
Balance, December 31, 2017	5,428,318	$0.12
Expired	3,333	1.50
Exercised	(600,000)	$0.13
Balance, December, 2018	4,824,985	$0.12

As of December 31, 2018, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985
		4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2018 is 3.65 years.

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on September 18, 2013. The material terms of the Stock Option Plan (“2015 Stock Option Plan”) are outlined in the Company’s Information Circular included with the 2018 Notice of Annual Meeting (see Exhibit 13.2 – Incorporated by reference).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.2 – Incorporated by reference).

As of December 31, 2018, there were no stock options outstanding (December 31, 2017: Nil).

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

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2015	1,067,724	$25,272,401	$33,706	$5,115	$31,236	$(26,175,691)	$(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, Net of share issue costs (Note 13)	1,000,000	99,800		—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)
Balance, December 31, 2016	2,067,724	25,372,201	33,706	5,115	—	(26,575,127)	(1,164,105)
Net loss for the year	—	—	—	—	—	(183,934)	(183,934)
Issue of common shares for debt (Note 13)	4,424,985	398,249	—	—	—	—	398,249
Balance, December 31, 2017	6,492,709	25,770,450	33,706	5,115	—	(26,759,061)	(949,790)
Net loss for the year	—	—	—	—	—	(160,856)	(160,856)
Warrants exercised	600,000	79,500	—	—	—	—	79,500
Warrants expired	—	—	—	(5,115)	—	5,115	—
Balance, December 31, 2018	7,092,709	$25,849,950	$33,706	$—	$—	$(26,914,802)	$(1,031,146)

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

The Company had previously entered into Management Services Agreement with Kalpakian Bros. of B.C. (“Kalpakian Bros.”) Ltd. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2016 (2015: $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent. The principals of Kalpakian Bros. are Bedo H. Kalpakian, the former President, CEO, CFO & director of the Company and Jacob H. Kalpakian, the current President, CEO and director of the Company.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16 - Incorporated by reference).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17 – Incorporated by reference).

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors (see Exhibit 10.18 Incorporated by reference). The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 800,000 units of 37 Capital to an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares.

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

Since 37 Capital has satisfied the PFIC criteria for at least one taxable year since 1986, while a shareholder holds shares in 37 Capital, it remains a PFIC as to that shareholder even if it no longer meets the income or asset test. Classification as a PFIC will create U.S. tax consequences to a U.S. Shareholder that are unique to the PFIC provisions and that are not encountered in other investments.

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

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2018 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.16 – Incorporated by reference).

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement (see Exhibit 10.17 – Incorporated by reference).

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

At December 31, 2018, the Company had cash of $2,045 (December 31, 2017 - $891) available to apply against short-term business requirements and current liabilities of $1,034,106 (December 31, 2017 - $952,802). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2018, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2018, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has three Convertible Debentures totalling the principal amount of $300,000 plus accrued interest which have matured and are payable on demand, and one Convertible Debenture in the amount of $50,000 which has been extended indefinitely (see Exhibits 10.14 & 10.15 – Incorporated by reference).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding loans, accounts payable, accrued liabilities and three convertible debentures totalling the principal amount of $300,000 plus accrued interest which have matured and are payable on demand, and one Convertible Debenture in the amount of $50,000 which has been extended indefinitely, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any other indebtedness of the Company.

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

b) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

16.B. Code of Ethics

On May 31, 2004, the Company’s Board of Directors adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer and Chief Financial Officer and its principal accounting officer or controller, or persons performing similar function (the “Senior Financial Officers”) to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. These Senior Financial Officers are expected to abide by this Code as well as by all of the Company’s other applicable business policies, standards and guidelines. (Exhibit 14.1 –Incorporated by reference).

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2018: $11,500) (2017: $16,000) and (2016: $16,000).
(b)	Audit Related Fees were (2018: $Nil) (2017: $Nil) and (2016: $Nil).
(c)	Tax Fees: Tax fees were (2018: $ 1,000) (2017: $1,000) and (2016: $1,500).
(d)	All other Fees were (2018: $Nil) (2017: $Nil) and (2016: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circular dated November 16, 2018 (see Exhibit 13.2 – Incorporated by reference).

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

A) Index to Financial Statements
i) Financial Statements
-Report of Independent Registered Public Accounting Firm to the Shareholders	50
-Consolidated Balance Sheets as at December 31, 2018 and 2017	51
-Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2017 and 2016	52
-Consolidated Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2018, 2017 and 2016	53
-Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016	54
-Notes to the Consolidated Financial Statements	55 - 72
ii) Management’s Discussion & Analysis for the year ended December 31, 2018	73 - 85

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

10.4.5 Addendum to the Management Services Agreement dated September 14, 2012

SEC Accession No. 0001137171-13-000179

http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm

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

10.16 Consulting Agreement entered into with 27 Red Capital Inc.

https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_16.htm

10.17 Consulting Agreement entered into with 4 Touchdowns Capital Inc.

https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_17.htm

10.18 Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd.

https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_18a.htm

https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_18b.htm

11.1* Statement explaining in reasonable detail how earnings/loss per share is calculated

12. Notice of Annual General and Special Meeting 2015 and Management Proxy Materials.

http://www.sec.gov/Archives/edgar/data/825171/000160706215000199/ex20_1.htm

13. Notice of Annual General Meeting 2016 and Management Proxy Materials.

https://www.sec.gov/Archives/edgar/data/825171/000160706217000193/ex13.htm

13.1 Notice of Annual General Meeting 2017 and Management Proxy Materials.

https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex13_1.htm

13.2 Notice of Annual General Meeting 2018 and Management Proxy Materials

https://www.sec.gov/Archives/edgar/data/825171/000160706218000375/ex99_2.htm

https://www.sec.gov/Archives/edgar/data/825171/000160706218000375/ex99_3.htm

14. Notice of Annual General Meeting 2014 and Management Proxy Materials.

https://www.sec.gov/Archives/edgar/data/825171/000160706214000089/jjj082914exh99_3.htm

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

December 31, 2018 and 2017

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of 37 Capital Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2018 and 2017, the consolidated statements of  comprehensive loss, changes in shareholders’ deficiency and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 2 to the financial statements, which indicates that the Company incurred a net loss of $160,856 during the year ended December 31, 2018, as of that date, the Company’s current liabilities exceeded its current assets by $1,031,148. These events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016.

Vancouver, Canada

April 17, 2019

37 CAPITAL INC.

Consolidated Balance Sheets

December 31,

(Expressed in Canadian Dollars)

	2018	2017
Assets
Current
Cash	$2,045	$891
GST receivable	913	2,119
	2,958	3,010
Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1
Total Assets	$2,960	$3,012
Liabilities
Current
Accounts payable and accrued liabilities (note 8)	$189,139	$200,400
Due to related parties (note 9)	181,852	134,287
Refundable subscription (note 10)	10,000	10,000
Loan payable (note 11)	103,924	103,924
Convertible debentures (note 12)	549,191	504,191
Total Liabilities	1,034,106	952,802
Stockholders’ Deficiency
Capital Stock (note 13)	25,849,950	25,770,450
Equity Portion of Convertible Debentures Reserve (note 12)	33,706	33,706
Reserves	—	5,115
Deficit	(26,914,802)	(26,759,061))
Total Stockholders’ Deficiency	(1,031,146)	(949,790)
Total Liabilities and Stockholders’ Deficiency	$2,960	$3,012

Commitments (note 16)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

Director

Gregory T. McFarlane

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2018	2017	2016
Expenses
Office (note 9)	$63,515	$111,434	$108,617
Finance and interest (notes 9 and 12)	54,339	42,372	55,402
Management fees (note 9)	—	—	35,000
Legal, accounting and audit	18,090	30,246	112,693
Rent (note 9)	17,600	28,627	28,298
Regulatory and transfer fees	5,440	6,051	5,207
Consulting	509	—	—
Telephone, travel, meals and entertainment	—	823	1,985
Shareholder communication	1,363	758	761
	(160,856)	(220,311)	(347,963)
Other Income (note 9)	—	36,377	—
Total Comprehensive Loss	$(160,856)	$(183,934)	$(347,963)
Basic and Diluted Loss per Common Share	$(0.02)	$(0.07)	$(0.17)
Weighted Average Number of Common Shares Outstanding	6,889,421	2,782,996	2,056,795

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2015	1,067,724	$25,272,401	$33,706	$5,115	$31,236	$(26,175,691)	$(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, Net of share issue costs (note 13)	1,000,000	99,800		—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)
Balance, December 31, 2016	2,067,724	25,372,201	33,706	5,115	—	(26,575,127)	(1,164,105)
Net loss for the year	—	—	—	—	—	(183,934)	(183,934)
Issue of common shares for debt (note 13)	4,424,985	398,249	—	—	—	—	398,249
Balance, December 31, 2017	6,492,709	25,770,450	33,706	5,115	—	(26,759,061)	(949,790)
Net loss for the year	—	—	—	—	—	(160,856)	(160,856)
Warrants exercised (note 13)	600,000	79,500	—	—	—	—	79,500
Warrants expired	—	—	—	(5,115)	—	5,115	—
Balance, December 31, 2018	7,092,709	$25,849,950	$33,706	$—	$—	$(26,914,802)	$(1,031,146)

See notes to consolidated financial statements

37 CAPITAL INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2018	2017	2016
Operating Activities
Net loss	$(160,856)	$(183,934)	$(347,963)
Items not involving cash
Interest expense on convertible debentures	45,000	33,976	45,571
	(115,856)	(149,958)	(302,392)
Changes in non-cash working capital (note 14)	37,510	149,537	203,121
Cash Used in Operating Activities	(78,346)	(421)	(99,271)
Financing Activities
Issue of common shares and warrants, net of share issuance costs	—	—	99,800
Warrants exercised	79,500	—	—
Cash Provided by Financing Activities	79,500	—	99,800
Net Increase (Decrease) in Cash	1,154	(421)	529
Cash, Beginning of Year	891	1,312	783
Cash, End of Year	$2,045	$891	$1,312

Supplemental information (note 14)

See notes to consolidated financial statements

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

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

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years (2018 - $160,856; 2017 - $183,934; 2016 - $347,963). As of December 31, 2018, the Company has an accumulated deficit of $26,914,802, a working capital deficiency of $1,031,148 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

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

(c) Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 17, 2019.

(d) Reclassification

Certain prior period amounts in these financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

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
Years Ended December 31, 2018 and 2017
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

(b) Financial instruments

The Company adopted all of the requirements of IFRS 9 Financial Instruments on January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a revised model for recognition and measurement of financial instruments in a single, forward-looking “expected loss” impairment model.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original Classification IAS 39	New Classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Accounts payable	Amortized cost	Amortized cost
Due to related party	Amortized cost	Amortized cost
Refundable subscriptions	Amortized cost	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Financial instruments (Continued)

The adoption of IFRS 9 resulted in no impact to the opening accumulated deficit nor to the opening balance of accumulated comprehensive income on January 1, 2018.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Financial instruments (Continued)

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

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

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Impairment

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
Years Ended December 31, 2018 and 2017
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
Years Ended December 31, 2018 and 2017
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

(l) Accounting standards issued but not yet applied

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019. Management has assessed that the adoption of this accounting standard will not have significant impact on its financial statements.

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5. PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red and 4 Touchdowns. On April 30, 2015, the Company entered into an Arrangement with 27 Red and 4 Touchdowns. In respect to the Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the Arrangement.

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

5. PLAN OF ARRANGEMENT (Continued)

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

7. INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company by investing $800,000. In fiscal 2014, the Company assessed the fair value of its investment in the Mexican gaming company to be impaired.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2018	December 31, 2017
Trade payables	$165,220	$173,647
Accrued liabilities	23,919	26,753
	$189,139	$200,400

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

As at December 31, 2018 and 2017, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2018	2017
Advances from directors (interest at prime plus 1%)	$93,391	$104,435
Entities controlled by directors (non-interest-bearing)	88,461	29,852
	$181,852	$134,287

Included in convertible debentures and accrued interest is $369,589 (2017 - $339,589) owing to the Chief Executive Officer and to a former director of the Company (note 12).

During the years ended December 31, 2018, 2017 and 2016, the following amounts were charged by related parties.

	2018	2017	2016
Interest charged on amounts due to related parties	$4,312	$3,301	$978
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 16)	17,600	28,627	28,298
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 16)	38,279	85,186	86,044
	$90,191	$147,114	$145,320

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement with an arm’s length party (Note 16 (a)).

The remuneration of directors and key management personnel during the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Management fees	$—	$—	$35,000

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by a director and a former director of the Company. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income.

10. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of December 31, 2018 the remaining $10,000 (2017 - $10,000) is owing and is due on demand.

11. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2018, the balance payable is $103,924 (2017 - $103,924).

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

As of December 31, 2018, the convertible debentures are in default; however, the Company has not been served with a default notice.

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
Years Ended December 31, 2018 and 2017
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

As of December 31, 2018, one convertible debenture is in default and another convertible debenture has been extended indefinitely, however, the Company has not been served with a default notice.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2015	$424,644	$33,706	$458,350
Accretion of discount	571	—	571
Interest accrued	45,000	—	45,000
Balance, December 31, 2016	470,215	33,706	503,921
Accretion of discount (adjustment)	(11,024)	—	(11,024)
Interest accrued	45,000	—	45,000
Balance, December 31, 2017	504,191	33,706	537,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2018	$549,191	$33,706	$582,897

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

13. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2018, there are no preferred shares issued.

(b) Issued

As of December 31, 2018, there are 7,092,709 common shares issued and outstanding.

During the year ended December 31, 2018, a total of 600,000 share purchase warrants at prices ranging from $0.12 - $0.135 per share were exercised for total proceeds to the Company of $79,500.

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

During September 2018, Jackpot sold 800,000 units of 37 Capital to an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2016	1,003,333	$0.14
Issued	4,424,985	$0.12
Balance, December 31, 2017	5,428,318	$0.12
Expired	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December, 2018	4,824,985	$0.12

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

13. CAPITAL STOCK (Continued)

(c) Warrants (Continued)

As of December 31, 2018, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985
		4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2018 is 3.65 years.

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2018, there were no stock options outstanding (December 31, 2017: Nil).

14. CHANGES IN NON-CASH WORKING CAPITAL

	2018	2017	2016
GST receivable	$1,206	$2,489	$(2,116)
Accounts payable and accrued liabilities	(11,261)	435,409	112,924
Due to related parties	47,565	(288,361)	92,313
	$37,510	$149,537	$203,121
Supplemental information
Non-cash items
Interest expense included in convertible debt	$45,000	$33,976	$45,571
Interest expense included in due to related parties	$4,312	$3,301	$978

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rates of 27.00% and 26.00% to income before income taxes.

	2018	2017	2016
Loss before income taxes	$160,856	$183,934	$347,963
Statutory income tax rate	27.00%	26.00%	26.00%
Expected income tax benefit	43,431	47,823	90,470
Items not deductible for income tax purposes	(82)	—	—
Effect of change in tax rates	80,776	—	—
Underprovided in prior years	13,017	(125,118)	(782)
Unrecognized benefit of deferred tax assets	(137,142)	77,295	(89,688)
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2018	2017
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	650,381
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	3,937,688	3,777,137
Capital losses carried forward	993,649	993,649
Unrecognized deductible temporary differences	$8,286,345	$8,077,582

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15. INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	336,000
2032	122,000	122,000
2033	213,000	213,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	284,000
2037	184,000	194,000
2038	161,000	—
	$3,938,000	$3,787,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

16. COMMITMENTS

(a) During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent shall be $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs shall be $28,800 plus applicable taxes per annum.

In respect to the Office Lease Agreement effective as of May 1, 2018, Jackpot and the Company have agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(b) The Company had an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot, Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expires on April 30, 2019.

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

17. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2018. The Company is not subject to externally imposed capital requirements.

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

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

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

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d) Liquidity risk (Continued)

At December 31, 2018, the Company had cash of $2,045 (2017 - $891) available to apply against short-term business requirements and current liabilities of $1,034,106 (2017 - $952,802). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2018, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand.

(d) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2018, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Consolidated Financial Statements for the

Year ended December 31, 2018

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the notes thereto.

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

The following information is prepared as at April 17, 2019.

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

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Selected Annual Information

Selected annual information from the consolidated financial statements (audited) for the three years ended December 31, 2018, 2017 and 2016 is shown in the following table:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	0	0	0
Interest income	0	0	0
Expenses	(160,856)	(220,311)	(347,963)
Basic and diluted loss per common share before other items	(0.02)	(0.07)	(0.17)
Comprehensive loss	(160,856)	(183,934)	(347,963)
Total assets	2,960	3,012	5,922
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2018:

•	The Company’s operating expenses were $160,856 as compared to $220,311 for the corresponding period in 2017 and as compared to $347,963 for the corresponding period in 2016.
~~•~~	The Company recorded a comprehensive loss of $160,856 as compared to a comprehensive loss of $183,934 during the corresponding period in 2017 as compared to a comprehensive loss of $347,963 during the corresponding period in 2016.
•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.07 during the corresponding period in 2017 as compared to a basic and diluted loss of $0.17 during the corresponding period in 2016.

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

•	The Company’s total assets were $2,960 as compared to $3,012 during the corresponding period in 2017 as compared to $5,922 during the corresponding period in 2016.
•	The Company’s total liabilities were $1,034,106 as compared to $952,802 during the corresponding period in 2017 as compared to $1,170,027 during the corresponding period in 2016.
•	The Company had a working capital deficiency of $1,031,148 as compared to a working capital deficiency of $949,792 during the corresponding period in 2017 as compared to a working capital deficiency of $1,164,107 during the corresponding period in 2016.

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

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

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

On April 1, 2017, Mr. Bedo H. Kalpakian stepped down as the Company’s President, CEO & CFO. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3 The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities that have been issued were subject to a hold period which expired on March 3, 2018. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares.

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At the Company’s Annual General Meeting, which was held on November 16, 2018, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During January 2019, the Company announced its intention to enter into a non-brokered private placement financing to raise up to $2,500,000 by the issuance of up to 10,000,000 units of the Company. However, this proposed non-brokered private placement financing did not take place and has expired.

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

On March 31, 2016, the Company together with Colt extended to December 25, 2019 the expiry dates of the Extra High Claims. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Claims. As of the date of this MD&A, the Extra High Claims cover an area of 650 hectares. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Claims was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

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

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

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

Fourth Quarter (December 31, 2018)

During the three months [fourth quarter] period ended December 31, 2018:

•	The Company had a comprehensive loss of $45,671 or $ 0.01 per share as compared to a comprehensive loss of $30,082 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2017 and as compared to a comprehensive loss of $142,396 or $0.07 per share during the same three-month period (fourth period) ended December 31, 2016.
•	The Company’s Operating costs were $40,028 as compared to $66,459 for the same period in 2017 as compared to $142,396 for the same period in 2016.

Summary of Quarterly Results

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
For the Quarterly Periods ended:
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(45,671)	(22,660)	(35,820)	(56,705)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.01)

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
For the Quarterly Periods ended:
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(30,082)	(45,160)	(51,347)	(57,345)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.03)

The Company’s business is not of a seasonal nature.

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

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

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2019, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2018:

•	the Company’s total assets were $2,960 as compared to $3,012 for the year ended December 31, 2017 and as compared to $5,922 for the year ended December 31, 2016.
•	the Company’s total liabilities were $1,034,106 as compared to $952,802 for the year ended December 31, 2017 and as compared to $1,170,027 for the year ended December 31, 2016.
•	the Company had $2,045 in cash as compared to $891 in cash for the year ended December 31, 2017 and as compared to $1,312 in cash for the year ended December 31, 2016.
•	the Company had GST receivable in the amount of $913 as compared to $2,119 for the year ended December 31, 2017 and as compared to $4,608 for the year ended December 31, 2016.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

Private Placement Financing

There were no private placement financings during the years ended December 31, 2018 and 2017.

Warrants

During the year ended December 31, 2018, a total of 600,000 warrants were exercised for total proceeds to the Company of $79,500. As at December 31, 2018, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company has refunded $35,000. As of December 31, 2018 the remaining $10,000 (2017 - $10,000) is still owing and is due on demand.

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

As of December 31, 2018, the two convertible debentures are in default; however, the Company has not been served with a default notice.

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

Pursuant to the financing, the Company made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitled the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018 (expired). The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2018, one convertible debenture is in default, however, the Company has not been served with a default notice. The other convertible debenture has been extended indefinitely.

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Stock Options

As at December 31, 2018, there were no outstanding stock options (December 31, 2017 - Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The Annual Audited Consolidated Financial Statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2018.

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

During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company have agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

As at December 31, 2018 and 2017, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2018	2017
Advances from directors (interest at prime plus 1%)	$93,391	$104,435
Entities controlled by directors (non-interest-bearing)	88,461	29,852
	$181,852	$134,287

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

Included in convertible debentures is $369,589 (December 31, 2017 - $339,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2018, 2017 and 2016, the following amounts were charged by related parties.

	2018	2017	2016
Interest charged on amounts due to related parties	$4,312	$3,301	$978
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	17,600	28,627	28,298
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	38,279	85,186	86,044
	$90,191	$147,114	$145,320

The remuneration of directors and key management personnel during the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Management fees	$—	$—	$35,000

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros., a private company owned by a director and a former director of the Company. On August 1, 2016, the Management Services Agreement was terminated by mutual consent.

Pursuant to Debt Settlement Agreements with Jackpot and Kalpakian Bros., the Company issued 4,249,985 units of the Company to Jackpot and 175,000 units of the Company to Kalpakian Bros. For further particulars please see Results of Operations of this MD&A.

On April 25, 2017, the Company made a payment to Green Arrow Resources Inc., a formerly related company, in the amount of $27,227 which was included in Due to related parties as of December 31, 2016.

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income. As at December 31, 2017, 27 Red and 4 Touchdowns are no longer related to the Company.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. Effective as of November 15, 2017, Bedo Kalpakian is no longer a director of the Company. As of the date of this MD&A, the Company has not repaid to the Company’s CEO Jake Kalpakian and to its former director Bedo Kalpakian the Principal amount of $250,000 together with the accrued interest however, the Company has not been served with a default notice.

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expires on April 30, 2019.

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

37 CAPITAL INC.
Form 51-102F1 - Management’s Discussion & Analysis
For the year ended December 31, 2019

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2018, the Company had cash in the amount of $2,045 (December 31, 2017 – cash in the amount of $891) available to apply against short-term business requirements and current liabilities of $1,034,106 (December 31, 2017 - $952,802). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2018 three convertible debentures are in default, the loan payable and the refundable subscription are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2018, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Consolidated Statements of Comprehensive Loss in the Company’s Annual Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 17, 2019	7,092,709	Nil	N/A	N/A
Warrants as at April 17, 2019	500,000 4,324,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Fully Diluted as at April 17, 2019	11,917,694	Nil

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

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2018) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

/s/ Jacob H. Kalpakian
Jacob H. Kalpakian
President & Chief Executive Officer

Dated this 24th day of April, 2019

