Form 20-F
period 2019-12-31
37 CAPITAL INC
filed 2020-06-05
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,192,709 common shares as of December 31, 2019. No preferred shares issued and outstanding.

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

FORM 20-F ANNUAL REPORT 2019

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

*Members of the Audit Committee

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2019, 2018, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.

TABLE I

The financial data under the tables 2019, 2018, 2017, 2016 and 2015 have been prepared in accordance with IFRS.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Operating Revenue	$0	0	0	0	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(147,137)	(160,856)	(183,934)	(347,963)	(334,993)
Basic and diluted loss per common share before other items	$(0.02)	(0.02)	(0.07)	(0.17)	(0.31)
Total Assets	$33,180	2,960	3,012	5,922	3,277
Capital Stock	$25,857,450	25,849,950	25,770,450	25,372,201	25,272,401
Number of common shares at year-end	$7,192,709	7,092,709	6,492,709	2,067,724	1,067,724
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Bank of Canada Exchange Rates

	Monthly High ($) (1)	Monthly Low ($)(1)
July 2019	0.7670	0.7586
August 2019	0.7566	0.7505
September 2019	0.7603	0.7495
October 2019	0.7659	0.7502
November 2019	0.7606	0.7515
December 2019	0.7699	0.7518

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2019	For Year Ended December 31, 2018	For Year Ended December 31, 2017	For Year Ended December 31, 2016	For Year Ended December 31, 2015
Average rate ($)(2)	0.7560	0.7446	0.7708	0.7499	0.7821
High ($)(3)	0.7699	0.7581	0.8245	0.7972	0.8511
Low ($)(3)	0.7393	0.7330	0.7276	0.6854	0.7161

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2019, the US $1.00 was equal to Cdn $1.2988.

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

- Revenues and Dividends: The Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2015, 2016, 2017, 2018 and 2019. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

- Penny Stock: The Company's securities are deemed to be Penny Stocks and are therefore subject to Penny Stock rules as defined in Rule 3a(51)(1) of the 1934 Exchange Act. The Penny Stock disclosure requirements may have the effect of reducing the level of trading activity of the Company's securities in the secondary market. Penny Stocks are low-priced shares of small companies not traded on a U.S. national exchange or quoted on Nasdaq. The Company's securities were quoted for trading on the OTCQB tier of the OTC Markets Group (“OTCQB”) until June 1, 2020. Presently, the Company’s securities are quoted on the PINK Sheets on the OTC market. Penny Stocks, such as the Company's securities, can be very risky. Prices of Penny Stocks are often not available. Investors in Penny Stocks are often unable to sell stock back to the dealer that sold them the stock. Investors may lose all their investment in Penny Stocks. There is no guaranteed rate of return on Penny Stocks. Before an investor purchases any Penny Stock, U.S. Federal law requires a salesperson to tell the investor the "offer" and the "bid" on the Penny Stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to the investor after the trade. The Investor's Broker-dealer is required to obtain the investor's signature to show that the investor has received the statement titled "Important Information on Penny Stocks" before the investor first trades in a Penny Stock. This Statement is required by the U.S. Securities and Exchange Commission ("SEC") and contains important information on Penny Stocks. Furthermore, under penalty of Federal Law the Investor's brokerage firm must tell the investor at two different times - before the investor agrees to buy or sell a Penny Stock, and after the trade, by written confirmation the following: 1) the bid and offer price quotes for the Penny Stock, and the number of shares to which the quoted prices apply, 2) the brokerage firm's compensation for the trade, 3) the compensation received by the brokerage firm's salesperson for the trade. In addition, to these items listed above the investor's brokerage firm must send the investor monthly account statements and a written statement of the investor's financial situation and investment goals as required by the Securities Enforcement and Penny Stock Reform Act of 1990.

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

- Covid-19 Pandemic - In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread stock market declines and the movement of people and goods has become restricted.

As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity or going concern uncertainty. The Company continues to work on revisions to forecasts and plans in light of the current conditions and will use these updated assumptions and forecasts in the measurement of our assets going forward.

-Tax Considerations – Persons considering the purchase of the Company’s common shares should consult their tax advisors with regard to the application of Canadian, U.S. and other tax laws to their particular situation.

- Investment in Mexican Gaming Company: The Company does not expect that it will recover its investment in the Mexican gaming company.

- The Company’s investment in its mineral exploration properties: Changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investments in the Company’s interest in the Extra High Property and the Acacia Property.

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

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board and were listed for trading on the OTCQB tier of the OTC Markets Group Inc. (“OTCQB) until June 1, 2020. Presently, the Company’s shares are listed for trading on the PINK Sheets on the OTC market. Effective November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the “CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

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

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. Furthermore, the Company has entered into a Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company shall have the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). The principal business of 37 Capital is in mineral exploration. The Company's ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company's securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets.

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

Company Information

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company. Mr. Spellman was appointed as the CFO of the Company effective as of April 1, 2017.

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

Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company is entitled to receive a one-half percent (1/2%) gross receipts royalty interest from certain lithium mineral properties located in the Province of Ontario after six months from the date of commencement of commercial production. Furthermore, the Company has entered into a Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company shall have the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). The principal business of 37 Capital is in mineral exploration. However, the Company has a minority investment in a non-mining related project located in Mexico. As of the date of this Annual Report, the Company does not expect to recover its investment in the non-mining related project located in Mexico.

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

At December 31, 2007, the Company held a 66% interest in the Extra High Claims.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Claims. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Claims. As a result of Colt exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Claims to 67% and Colt became the operator of the Extra High Claims.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008. Colt did not exercise the second tranche of the option. Consequently, Colt held a 67% undivided interest in the Extra High Claims and the Company held a 33% undivided interest in the Extra High Claims. Pursuant to the Joint Venture which the Company and Colt had formed, each party were required to contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Claims will be converted into a 0.5% net smelter returns royalty.

Neither the Company nor the operator of the Extra High Claims has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Claims during the years 2016, 2017, 2018 and 2019, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

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

As at December 31, 2018, the Company held a 33% undivided interest in the Extra High Claims.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months from the closing date. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5*). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $ 51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021.

In addition to the 0.5% NSR Royalty payable to Colt, the Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

As of the date of this Annual Report, the Company holds a 100% undivided interest in the Extra High Claims.

The Extra High Claims are located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005 /MAR/31	082 M	2021 /DEC/25
509961	Extra High	121.664	2005 /MAR/31	082 M	2021 /DEC/25
509969	Extra High	344.834	2005 /MAR/31	082 M	2021 /DEC/25
510214	Extra High	40.557	2005 /APR/05	082 M	2021 /DEC/25
510215	Extra High	81.124	2005 /APR/05	082 M	2021 /DEC/25
Total:		650

During 2016, the Company together with Colt abandoned the following mineral claims totaling 427 hectares which were previously part of the Extra High Claims:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509956	Extra High	182.52	2005 /MAR/31	082M	2016 /APR/02
509963	Extra High	40.569	2005 /MAR/31	082M	2016 /APR/02
510213	Extra High	20.289	2005 /APR/05	082M	2016 /APR/02
510306	Extra High	60.857	2005 /APR/05	082M	2016 /APR/02
509952	Super High #1	60.824	2005 /MAR/31	082M	2016 /MAR/31
520184	Super High #2	20.275	2005 /SEP/20	082M	2016 /SEP/20
520186	Super High #3	40.544	2005 /SEP/20	082M	2016 /SEP/20

II. Acacia Property, Adams Plateau, British Columbia

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. of Cranbrook, BC (“Eagle Plains”) in respect to the Acacia Property whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years (see Exhibit 10.19*).

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere.

During November 2019, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which were subject to a hold period which expired on February 5, 2020.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere.

III. Ontario, Canada Lithium Properties (Mineral Leases)

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

IV. Investment in Mexican Gaming Company

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2019, 2018, and 2017 which are in accordance with IFRS:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(147,137)	(160,856)	(220,311)
Basic and diluted loss per common share before other items	(0.02)	(0.02)	(0.07)
Comprehensive loss	(147,137)	(160,856)	(183,934)
Total assets	33,180	2,960	3,012
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2019:

•	The Company’s operating expenses were $147,137 as compared to $160,856 for the corresponding period in 2018 and as compared to $220,311 for the corresponding period in 2017.

•	The Company recorded a comprehensive loss of $147,137 as compared to a comprehensive loss of $160,856 during the corresponding period in 2018 as compared to a comprehensive loss of $183,934 during the corresponding period in 2017.

•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.02 during the corresponding period in 2018 as compared to a basic and diluted loss of $0.07 during the corresponding period in 2017.

•	The Company’s total assets were $33,180 as compared to $2,960 during the corresponding period in 2018 as compared to $3,012 during the corresponding period in 2017.

•	The Company’s total liabilities were $1,203,963 as compared to $1,034,106 during the corresponding period in 2018 as compared to $952,802 during the corresponding period in 2017.

•	The Company had a working capital deficiency of $1,203,285 as compared to a working capital deficiency of $1,031,148 during the corresponding period in 2018 as compared to a working capital deficiency of $949,792 during the corresponding period in 2017.

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

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at a price of $0.12 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018 (see Exhibit 10.18- Incorporated by reference). During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party. As at December 31, 2018 Jackpot owned 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares. During the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2019 Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At the Company’s Annual General Meeting which was held on November 16, 2018 and November 18, 2019, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

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

During June 2019, the Board of Directors of the Company passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. As of the date of this Annual Report, the share consolidation and the name change of the Company have not taken place.

During December 2019, the Company announced that it intends to raise funds for the Company which will consist of up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000. Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one common share of the Company at a price of $0.10 per share for a period of two years. All securities that may be issued in connection with this financing will be subject to a four-month and a day hold period. This financing is subject to the approval of the Canadian Securities Exchange (CSE). In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing. The funds raised from this financing will be used towards exploration work expenditures on the Acacia Property, which is located in central British Columbia. During January 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units at $0.05 per unit. As of the date of this Annual Report no securities have been issued.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(46,782)	(32,518)	(30,513)	(37,324)
Loss per common share	(0.01)	(0.00)	(0.00)	(0.01)

For the Quarterly Periods ended:	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total Revenues	$0	0	0	0
Net loss and comprehensive loss	(45,671)	(22,660)	(35,820)	(56,705)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2020, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2019:

•	the Company’s total assets were $33,180 as compared to $2,960 for the year ended December 31, 2018 and as compared to $3,012 for the year ended December 31, 2017.
•	the Company’s total liabilities were $1,203,963 as compared to $1,034,106 for the year ended December 31, 2018 and as compared to $952,802 for the year ended December 31, 2017.
•	the Company had $38 in cash as compared to $2,045 in cash for the year ended December 31, 2018 and as compared to $891 in cash for the year ended December 31, 2017.
•	the Company had GST receivable in the amount of $640 as compared to $913 for the year ended December 31, 2018 and as compared to $2,119 for the year ended December 31, 2017.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249.

Private Placement Financing

There were no private placement share financings during the year ended December 31, 2019, 2018 and 2017.

Warrants

As at December 31, 2019, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

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

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements from a non-brokered private placement financing which was announced on July 31, 2015 from three subscribers totalling $45,000. The Company has refunded $35,000. As at December 31, 2019, the remaining $10,000 is owing and is due on demand.

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

During the year ended December 31, 2019, the Company recorded interest expense of $30,000 (2018 - $30,000). As of December 31, 2019, $250,000 of the convertible note is outstanding and past due plus accrued interest of $149,589 (2018 - $119,589). As of December 31, 2019, the two convertible debentures are in default.

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

During the year ended December 31, 2019, the Company recorded interest expense of $15,000 (2018 - $15,000). As of December 31, 2019, $100,000 of the convertible note is outstanding and past due plus accrued interest of $94,602 (2018 - $79,602). One convertible debenture is in default and another convertible debenture has been extended indefinitely.

Stock Options

As at December 31, 2019, there were no outstanding stock options (December 31, 2018 - Nil). As of the date of this Annual Report, there are no outstanding stock options.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has four convertible debentures totalling $350,000 plus accrued interest, three of the convertible debentures have matured and are payable on demand and one convertible debenture has been extended indefinitely (see Exhibits 10.14 & 10.15– Incorporated by reference). In addition to the Convertible Debentures, the Company has borrowed the sum of $103,924 from an arm’s length party which is payable on demand, and the Company is obliged to refund to a subscriber the sum of $10,000. The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Obligations pursuant to the 2015 and 2013 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference), to the loan in the amount of $103,924 payable to the arm’s length party and, to refund $10,000 to a subscriber. Furthermore, pursuant to the Property Purchase Agreement with Colt, the Company is obligated to pay $75,000 to Colt within eighteen months from the closing date of the Property Option Agreement (see Exhibit 10.11.5*).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2019, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1)	President, CEO and Director	October 18, 1968	President & CEO	April 2017 to Present
Vancouver, B.C. Canada			Vice President of Registrant	1991 to April 2017
			President of Jackpot Digital Inc. (“Jackpot”)	1991 to Present
			CEO of Jackpot	2004 to Present
			President & CEO of Green Arrow Resources Inc.	April 2012 to November 2017
Neil Spellman(2)*	CFO & Director	January 24, 1953	Director of the Registrant	Aug 2016 to Present
Carlsbad, CA, USA			CFO of the Registrant	April 2017 to Present
			Senior Vice President of DB Financial	2001 to Present
Gregory T. McFarlane*	Director	November 13, 1968	Director of the Registrant	1992 to Present
Las Vegas, NV, USA			Principal of McFarlane Media, LLC (2005)	2005 to Present
Fred A.C. Tejada*	Director	August 1, 1958	Director of the Registrant	December 2009 to Present
Surrey, B.C. Canada			President of European Electric Metals Inc.	October 2011 to Present
			Vice President Operations and Exploration of European Electric Metals Inc.	June 2011 to October 2011
			Vice President Exploration of Panoro Minerals Ltd.	July 2007 to June 2011
Maria P. Arenas	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
Surrey, B.C. Canada			Corporate Secretary of Jackpot	2008 to Present

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

Item 6.B. Compensation

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 (Exhibit 10.4.1 - Incorporated by reference) and November 10, 2010 (Exhibit 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $nil during the year ended December 31, 2019 ((2018: $Nil; 2017: $Nil). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principal of Kalpakian Bros. is Jacob H. Kalpakian, the President, CEO and director of the Company. Bedo H. Kalpakian, former President, CEO, CFO and director of the Company was a principal of Kalpakian Bros. until December 31, 2019. On August 1, 2016, the Management Services Agreement was terminated by mutual consent.

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

During 2019, 2018 and 2017, there were no stock options granted to Directors, Officers and Employees.

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

6.C.2. Details of Directors’ Service Contracts.

The Company had previously entered into a Management Services Agreement with Kalpakian Bros. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $nil during the year ended December 31, 2019 (2018: $nil; 2017: $nil). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). The principal of Kalpakian Bros. is Jacob H. Kalpakian, the President, CEO and director of the Company. Bedo H. Kalpakian, former President, CEO, CFO and director of the Company was a principal of Kalpakian Bros. until December 31, 2019. On August 1, 2016, the Management Services Agreement was terminated by mutual consent.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on November 18, 2019. The Company’s 2019 Annual Information Circular (see Exhibit 13.2 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2019 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	2,516,220(1)	34.98%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.002%
Fred A.C. Tejada Surrey, BC, Canada	0
Neil Spellman Carlsbad, CA, USA	3	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.008%

Notes: *Based on 7,192,709 issued and outstanding common shares as of December 31, 2019.

(1) Of these common shares, 2,468,000 are held by 30 Rock Management Inc., 10,020 are held by Kalpakian Bros. and 14,156 are held by a family member.

(2) Kalpakian Bros. and 30 Rock Management Inc. are private companies controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2018 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares	Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	51,220(1)	0.72%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct	0.002%
Fred A.C. Tejada Surrey, BC, Canada	0	0.00%
Neil Spellman Carlsbad, CA, USA	3	0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct	0.008%

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the last Annual General Meeting of Shareholders which took place on Wednesday, November 18, 2019 (see Exhibit 13.3 – Incorporated by reference).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2019, 2018 and 2017 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owned 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. During the twelve months ended December 31, 2019, Jackpot sold a total of 3,400,000 of the Company’s common shares. As at December 31, 2019, Jackpot owns 49,985 common shares of the Company. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

As at December 31, 2019, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital	Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	3,957,575 (1)	55.02%

(1) Of these shares, 703,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 737,424 common shares are held by Isabel Kalpakian, 2,478,020 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 14,156 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 7,192,709, issued and outstanding common shares as of December 31, 2019.

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

(1) Of these shares, 703,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 824,424 common shares are held by Isabel Kalpakian, 10,020 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders, 3,000 are held by a private company controlled by Jacob H. Kalpakian and 14,156 common shares are held by a family member of Jacob H. Kalpakian.*

Based on 7,092,709, issued and outstanding common shares as of December 31, 2018.

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

(1) Of these shares, 603,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 519,424 common shares are held by Isabel Kalpakian, 190,464 common shares are held by private companies which are controlled by and in which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders and 14,156 common shares are held by a family member of Jacob H. Kalpakian.*

Based on 6,492,709 issued and outstanding common shares as of December 31, 2017.

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

7.A.2. As of December 31, 2019, the Company had 7,192,709 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,599 outstanding common shares and 5 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

As at December 31, 2019 and 2018, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2019	2018
Advances from directors (interest at prime plus 1%)	$160,643	$93,391
Entities controlled by directors (non-interest-bearing)	130,444	88,461
	$291,087	$181,852

Included in convertible debentures is $399,589 (December 31, 2018 - $369,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2019, 2018 and 2017, the following amounts were charged by related parties.

	2019	2018	2017
Interest charged on amounts due to related parties	$5,452	$4,312	$3,301
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	17,600	28,627
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	28,784	38,279	85,186
	$76,236	$90,191	$147,114

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

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 – Incorporated by reference). The Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party and during the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2019 Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman are directors of both the Company and Jackpot.

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

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2019, the Company and Jackpot renewed the office support services agreement. The agreement has been further renewed which expires on April 30, 2021.

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

- Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder is Jacob H. Kalpakian, director of the Company;

- BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a former director of the Company;

- 30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;

- Colt Resources Inc. (“Colt”), is a public company. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;

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

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2019, are included in Item 17 of this Annual Report.

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

During 2018, Jackpot owned 3,449,985 common shares of the Company which represented 48.64% of the Company’s then issued and outstanding common shares as at December 31, 2018. As such, Jackpot had direct control of the Company. During the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company. As at December 31, 2019, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

ITEM 9. THE OFFER & LISTING

Item 9.A. (4) Listing Details

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board, and were listed on the OTCQB tier of the OTC Markets Group (“OTCQB”) until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001. The trading symbol of the Company's common shares when they were listed on the CDNX was "GGG". During the period commencing from January, 2001, up to July 31, 2001, a total of 24,873 common shares of the Company traded on the CDNX at prices ranging from a high of $6.00 to a low of $3.30.

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

OTCQB – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2015	n/a	n/a	n/a
2016	n/a	n/a	n/a
2017	n/a	n/a	n/a
2018	0.52	0.10	13,691
2019	0.152	0.05	10,922

Two Most Recent Financial Years
Year 2018
Jan 1 – Mar 31	0.51	0.16	1,950
Apr 1 – Jun 30	0.52	0.17	5,066
Jul 1 – Sept 30	0.23	0.17	6,175
Oct 1 – Dec 31	0.10	0.10	500

Year 2019
Jan 1 – Mar 31	0.119	0.073	4,191
Apr 1 – Jun 30	0.00	0.00	0
Jul 1 – Sept 30	0.152	0.08	1,345
Oct 1 – Dec 31	0.119	0.05	5,386

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

Five Most Recent Financial Years	Cdn $ High	Cdn $ Low	Volume
2015	0.51	0.135	66,294
2016	0.20	0.025	800,620
2017	0.20	0.12	3,500
2018	0.30	0.10	575,157
2019	0.29	0.01	4,463,333

Two Most Recent Financial Years
Year 2018
Jan 1 – Mar 31	0.22	0.12	7,536
Apr 1 – Jun 30	0.30	0.215	79,501
Jul 1 – Sep 30	0.30	0.18	79,680
Oct 1 – Dec 31	0.21	0.10	408,440

Year 2019
Jan 1 – Mar 31	0.29	.09	299,833
Apr 1 – Jun 30	0.135	0.05	2,304,000
Jul 1 – Sep 30	0.10	0.02	1,472,000
Oct 1 – Dec 31	0.07	0.01	387,500

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 7,192,709 common shares are issued and outstanding as of December 31, 2019. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at June 3, 2020	7,192,709	Nil	N/A	N/A
Warrants as at June 3, 2020	500,000	Nil	Cdn $0.135	4-Jan-21
	4,324,985	Nil	Cdn $0.12	2-Nov-22
Fully Diluted as at June 3, 2020	12,017,694	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2019, 2018 and 2017:

Warrants activity for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2017	5,428,318	$0.12
Issued	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December 31, 2018	4,824,985	$0.12
Expired	—	—
Balance, December, 2019	4,824,985	$0.12

As of December 31, 2019, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	$0.135	500,000
November 2, 2022	$0.12	4,324,985
		4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2019 is 2.65 years.

Item 10.A.5. Stock Options

The Board of Directors of the Company resolved to adopt on April 12, 2004, the 2004 Stock Option Plan (Exhibit 10.7 - Incorporated by reference) which provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 20% of the issued and outstanding common shares of the Company as of the day of granting. Shareholders subsequently approved the 2004 Stock Option Plan at the Company’s Annual General Meeting which was held on April 30, 2004. The 2004 Stock Option Plan replaces the Company’s 2002 and 2003 Stock Option Plans (See Exhibit 10.1 – Incorporated by reference). The 2004 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on September 18, 2013. The material terms of the Stock Option Plan (“2015 Stock Option Plan”) are outlined in the Company’s Information Circular included with the 2019 Notice of Annual Meeting (see Exhibit 13.3 – Incorporated by reference).

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.3 – Incorporated by reference).

As of December 31, 2019, there were no stock options outstanding (December 31, 2018: Nil).

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Reserves	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2017	6,492,709	$25,770,450	$33,706	$5,115	$(26,759,061)	$(949,790)
Net loss for the year	—	—	—	—	(160,856)	(160,856)
Warrants expired	—	—	—	(5,115)	5,115	—
Warrants exercised	600,000	79,500	—	—	—	79,500
Balance, December 31, 2018	7,092,709	25,849,950	33,706	—	(26,914,802)	(1,031,146)
Net loss for the year	—	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	100,000	7,500	—	—	—	7,500
Balance, December 31, 2019	7,192,709	$25,857,450	$33,706	$—	$(27,061,939)	$(1,170,783)

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

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 - Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Claims. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Claims. Colt did not exercise the second tranche of the option. As a result of exercising the first tranche of the option, Colt held a 67% undivided interest in the Extra High Claims and became the operator of the Extra High Claims, and the Company held a 33% undivided interest in the Extra High Claims.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months from the closing date. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5*). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

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

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. of Cranbrook, BC (“Eagle Plains”) in respect to the Acacia Property whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years (see Exhibit 10.19*).

The Company had previously entered into Management Services Agreement with Kalpakian Bros. dated November 1, 2001 (Exhibit 10.4 - Incorporated by reference), as amended on August 18, 2003, July 31, 2005 and November 1, 2010 (Exhibits 10.4.1 and 10.4.2 - Incorporated by reference) (the “Management Services Agreement”), the total amount for Management Fees was $35,000 during the year ended December 31, 2016 (2015: $60,000; 2014: $33,000). In February 2012, the Management Services Agreement was amended (Exhibit 10.4.3 - Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced from $10,000 plus HST per month to $5,000 plus HST per month as of March 1, 2012. Subsequently, the Management Services Agreement was further amended (Exhibit 10.4.4 – Incorporated by reference) whereby the remuneration payable to Kalpakian Bros. was further reduced from $5,000 plus HST per month to $2,500 plus HST per month as of April 1, 2012. On October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. was reduced from $2,500 plus HST to $500 plus HST per month (Exhibit 10.4.5 - Incorporated by reference). On July 1, 2014, the monthly remuneration payable to Kalpakian Bros. was increased from $500 plus GST per month to $5,000 plus GST per month (Exhibit 10.4.6 – Incorporated by reference). Effective as of August 1, 2016, the Management Services Agreement has been terminated by mutual consent. The principal of Kalpakian Bros. is Jacob H. Kalpakian, the current President, CEO and director of the Company. Bedo H. Kalpakian, the former President, CEO, CFO & director of the Company was a principal of Kalpakian Bros. until December 31, 2019.

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

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 Incorporated by reference). The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 800,000 units of 37 Capital to an arm’s length party, and during the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company. As at December 31, 2019, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

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

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2019 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

At December 31, 2019, the Company had cash of $38 (2018 - $2,045) available to apply against short-term business requirements and current liabilities of $1,203,963 (2018 - $1,034,106). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2019, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand.

(c)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2019, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2019: $17,000) (2018: $11,500) and (2017: $16,000).

(b)	Audit Related Fees were (2019: $Nil) (2018: $Nil) and (2017: $Nil).

(c)	Tax Fees: Tax fees were (2019: $1,000) (2018: $ 1,000) and (2017: $1,000).

(d)	All other Fees were (2019: $Nil) (2018: $Nil) and (2017: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circular dated November 18, 2019 (see Exhibit 13.3 – Incorporated by reference).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2019 and 2018, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s consolidated financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements

i) Financial Statements
Report of Independent Registered Public Accounting Firm to the Shareholders
Consolidated Balance Sheets as at December 31, 2019 and 2018
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017
Consolidated Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2019, 2018 and 2017
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017
Notes to the Consolidated Financial Statements

ii) Management’s Discussion & Analysis for the year ended December 31, 2019 Pages 77-89

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

10.11.5* Property Purchase Agreement with Colt Resources Inc. dated October 31, 2019, as amended on November 29, 2019

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

10.19* Property Option Agreement with Eagle Plains Resources Inc. dated September 30, 2019

11.1 Statement explaining in reasonable detail how earnings/loss per share is calculated

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

32.1* Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)

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

Financial Statements

December 31, 2019 and 2018

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of -37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2019 and 2018, the statements of comprehensive loss, changes in shareholders’ deficiency and cash flows, for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2019 and 2018, and its financial performance and its cash flows for the years ended December 31, 2019, 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

Vancouver, Canada
May 22, 2020

37 CAPITAL INC.

Balance Sheets

December 31,

(Expressed in Canadian Dollars)

	2019	2018
Assets
Current
Cash	$38	$2,045
GST receivable	640	913
	678	2,958
Mineral Property Interests (note 5)	32,501	1
Investment	1	1
Total Assets	$33,180	$2,960

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$204,761	$189,139
Due to related parties (note 7)	291,087	181,852
Refundable subscription (note 8)	10,000	10,000
Loan payable (note 9)	103,924	103,924
Convertible debentures (note 10)	594,191	549,191
Total Liabilities	1,203,963	1,034,106

Stockholders’ Deficiency
Capital stock (note 11)	25,857,450	25,849,950
Equity portion of convertible debentures (note 10)	33,706	33,706
Deficit	(27,061,939)	(26,914,802)
Total Stockholders’ Deficiency	(1,170,783)	(1,031,146)
Total Liabilities and Stockholders’ Deficiency	$33,180	$2,960

Commitments (note 14)

Subsequent events (Note 17)

See notes to the financial statements.

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2019	2018	2017
Expenses
Office (note 7)	$44,058	$63,515	$111,434
Finance and interest (notes 7 and 10)	55,265	54,339	42,372
Legal, accounting and audit	27,204	18,090	30,246
Rent (note 7)	12,000	17,600	28,627
Regulatory and transfer fees	4,596	5,440	6,051
Consulting	879	509	823
Shareholder communication	3,135	1,363	758
	(147,137)	(160,856)	(220,311)
Other Income (note 7)	—	—	36,377
Net and comprehensive Loss	$(147,137)	$(160,856)	$(183,934)

Basic and Diluted Loss per Common Share	$(0.02)	$(0.02)	$(0.07)
Weighted Average Number of Common Shares Outstanding	7,116,819	6,889,421	2,782,996

See notes to the financial statements.

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Reserves	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2017	6,492,709	$25,770,450	$33,706	$5,115	$(26,759,061)	$(949,790)
Net loss for the year	—	—	—	—	(160,856)	(160,856)
Warrants expired	—	—	—	(5,115)	5,115	—
Warrants exercised	600,000	79,500	—	—	—	79,500
Balance, December 31, 2018	7,092,709	25,849,950	33,706	—	(26,914,802)	(1,031,146)
Net loss for the year	—	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	100,000	7,500	—	—	—	7,500
Balance, December 31, 2019	7,192,709	$25,857,450	$33,706	$—	$(27,061,939)	$(1,170,783)

See notes to the financial statements.

37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2019	2018	2017
Operating Activities
Net loss	$(147,137)	$(160,856)	$(183,934)
Items not involving cash
Interest expense on convertible debentures	45,000	45,000	33,976
Changes in non-cash working capital (note12)	125,130	37,510	149,537
Cash provided by (used in) operating activities	22,993	(78,346)	(421)
Investing Activities
Purchase of mineral property interest	(25,000)	—	—
Cash used in investing activities	(25,000)	—	—
Financing Activities
Warrants exercised	—	79,500	—
Cash provided by financing activities	—	79,500	—
Net increase (decrease) in cash	(2,007)	1,154	(421)
Cash, beginning	2,045	891	1,312
Cash, ending	$38	$2,045	$891

Supplemental information (note 12)

See notes to the financial statements.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition and exploration of exploration and evaluation assets.

The shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years. As of December 31, 2019, the Company has an accumulated deficit of $27,061,939 a working capital deficiency of $1,203,285 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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

In addition, these financial statements have been prepared on the accrual basis, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(c) Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on May 22, 2020.

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

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty;
•	the classification/allocation of expenses as exploration and evaluation expenditures or operating expenses; and
•	the determination whether there have been any events or changes in circumstances that indicate the impairment of its exploration and evaluations assets.

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;
•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and
•	The inputs in determining the liability and equity components of the convertible debentures.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Financial instruments

(i) Recognition and classification

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Financial instruments (Continued)

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(f) Share-based payments

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

(h) Loss per share

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(k) Adoption of New Standards

IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16 which supersedes IAS 17 Leases (“IAS 17”). The Company has applied the new standard using the modified retrospective approach with no restatement of comparative periods. There were no adjustments to retained earnings as a result of adoption. The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its previous assessment made under IAS 17 and IFRIC 4 Determining whether an arrangement contains a lease. The definition of a lease under IFRS 16 was applied only to contracts entered into or modified on or after January 1, 2019.

The Company applied the following practical expedients in adopting IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Rely on previous assessments on whether leases are onerous; and
•	Apply the exemption to not recognize right-of-use asset and liabilities for leases where the lease term ends within 12 months of the date of initial application.

On transition to IFRS 16, the Company did not recognize any lease assets or liabilities as its operating leases had a remaining term of less than 12 months from the date of initial application.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Accounting standards issued but not yet effective

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5. MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2017 and 2018	$—	$1	$1
Acquisition costs	7,500	25,000	32,500
Balance, December 31, 2019	$7,500	$25,001	$32,501

Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following is required to exercise the option:

•	Issuance of 100,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur of a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 50,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company shall decide whether or not it wishes to continue with the agreement.

Extra High Property

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Divisions of the Province of British Columbia (“Extra High Property”).

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following is required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 is payable after eighteen months; and
•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

The Extra High Property claims have been renewed and are to expire on December 25, 2021. The agreement can be terminated by the Company at anytime without any monetary repercussions. As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.7%, can be purchased by the Company at any time by paying $500,000.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2019	December 31, 2018
Trade payables	$170,940	$165,220
Accrued liabilities	33,821	23,919
	$204,761	$189,139

7. RELATED PARTY TRANSACTIONS

As at December 31, 2019 and 2018, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2019	2018
Advances from directors (interest at prime plus 1%)	$160,643	$93,391
Entities controlled by directors (non-interest-bearing)	130,444	88,461
	$291,087	$181,852

Included in convertible debentures and accrued interest is $399,589 (2018 - $369,589) owing to the Chief Executive Officer and to a former director of the Company (note 10).

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (Continued)

During the years ended December 31, 2019, 2018 and 2017, the following amounts were charged by related parties.

	2019	2018	2017
Interest charged on amounts due to related parties	$5,452	$4,312	$3,301
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	17,600	28,627
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	28,784	38,279	85,186
	$76,236	$90,191	$147,114

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement with an arm’s length party (Note 14).

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged 2019 - $nil (2018 - $nil; and 2017 - $36,377) consulting fees for services provided. The consulting income has been recorded in other income.

8. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of December 31, 2019, the remaining $10,000 (2018 - $10,000) is owing and is due on demand.

9. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2019, the balance payable is $103,924 (2018 - $103,924).

10. CONVERTIBLE DEBENTURES FINANCING

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

10. CONVERTIBLE DEBENTURES FINANCING (Continued)

During the year ended December 31, 2019, the Company recorded interest expense of $30,000 (2018 - $30,000). As of December 31, 2019, $250,000 of the convertible note is outstanding and past due plus accrued interest of $149,589 (2018 - $119,589). These convertible debentures are in default.

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

During the year ended December 31, 2019, the Company recorded interest expense of $15,000 (2018 - $15,000). As of December 31, 2019, $100,000 of the convertible notes are outstanding and past due plus accrued interest of $94,602 (2018 - $79,602 ). One convertible debenture is in default and another convertible debenture has been extended indefinitely.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2017	$504,191	$33,706	$537,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2018	549,191	33,706	582,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2019	$594,191	$33,706	$627,897

11. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2019, there are no preferred shares issued.

(b) Issued

As of December 31, 2019, there are 7,192,709 common shares issued and outstanding.

During the year ended December 31, 2019, the Company 100,000 common shares at $0.075 per share to Eagle Plain pursuant to the Acacia Property Option Agreement (Note 5).

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

During the year ended December 31, 2018, the Company issued 600,000 shares pursuant to exercise of share purchase warrants at prices ranging from $0.12 - $0.135 per share for proceeds of $79,500.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors and shareholders. The Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,499 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022.

During the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company through the facilities of the Exchange (2018 - sold 800,000 units of the Company to an arm’s length party). As at December 31, 2019, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2017	5,428,318	$0.12
Issued	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December 31, 2018	4,824,985	$0.12
Expired	—	—
Balance, December, 2019	4,824,985	$0.12

As of December 31, 2019, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985
		4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2019 is 2.65 years.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2019, there were no stock options outstanding (December 31, 2018: Nil).

12. CHANGES IN NON-CASH WORKING CAPITAL

	2019	2018	2017
GST receivable	$273	$1,206	$2,489
Accounts payable and accrued liabilities	15,622	(11,261)	435,409
Due to related parties	109,235	47,565	(288,361)
	$125,130	$37,510	$149,537
Supplemental information
Non-cash items
Interest expense included in convertible debt	$45,000	$45,000	$33,976
Interest expense included in due to related parties	$5,452	$4,312	$3,301
Shares issued for mineral property interests	$7,500	$—	$—

13. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rates of 27.00% and 26.00% to income before income taxes.

For the years ended December 31,	2019	2018	2017
Loss before income taxes	$147,137	$160,856	$183,934
Statutory income tax rate	27.00%	27.00%	26.00%
Expected income tax benefit	39,727	43,431	47,823
Items not deductible for income tax purposes	(8)	(82)	—
Effect of change in tax rates	—	80,776	—
Underprovided in prior years	107,695	13,017	(125,118)
Unrecognized benefit of deferred tax assets	(147,414)	(137,142)	77,295
Income tax expense	$—	$—	$—

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

13. INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

For the years ended December 31,	2019	2018
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,085,102	3,937,688
Capital losses carried forward	999,649	993,649
Unrecognized deductible temporary differences	$8,433,759	$8,286,345

At December 31, 2019, the Company has non-capital losses of $4,085,000 (2018 - $3,938,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	336,000
2032	122,000	122,000
2033	213,000	213,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	284,000
2037	184,000	184,000
2038	161,000	161,000
2039	147,000	—
	$4,085,000	$3,938,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

14. COMMITMENTS

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

In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company entered into an amending agreement where the Company shall have no further responsibilities, obligations or commitments in respect to the Office Lease Agreement. Under the amending agreement, the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(b) The Company had an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019, the agreement was extended which expires on April 30, 2020. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes.

15. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2019. The Company is not subject to externally imposed capital requirements.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2019 and 2018
(Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

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

At December 31, 2019, the Company had cash of $38 (2018 - $2,045) available to apply against short-term business requirements and current liabilities of $1,203,963 (2018 - $1,034,106). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2019, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand.

(d) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2019, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

17. SUBSEQUENT EVENTS

a) During January 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units at $0.05 per unit in respect to the financing. As of the date of this report no securities have been issued.

b) In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread stock market declines and the movement of people and goods has become restricted.

As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity or going concern uncertainty. The Company continues to work on revisions to forecasts and plans in light of the current conditions and will use these updated assumptions and forecasts in the measurement of our assets going forward.

The Company has not reflected these subsequent conditions in the measurement of assets or liabilities as at December 31, 2019.

c) The Company has renewed its office support services agreement with Jackpot for a period of one year.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Consolidated Financial Statements for the

Year ended December 31, 2019

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the notes thereto.

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

The following information is prepared as at June 3, 2020.

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

Pursuant to the policies of the Canadian Securities Exchange, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

Selected Annual Information

Selected annual information from the consolidated financial statements (audited) for the three years ended December 31, 2019, 2018 and 2017 is shown in the following table:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(147,137)	(160,856)	(220,311)
Basic and diluted loss per common share before other items	(0.02)	(0.02)	(0.07)
Comprehensive loss	(147,137)	(160,856)	(183,934)
Total assets	33,180	2,960	3,012
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

For the year ended December 31, 2019:

•	The Company’s operating expenses were $147,137 as compared to $160,856 for the corresponding period in 2018 and as compared to $220,311 for the corresponding period in 2017.
•	The Company recorded a comprehensive loss of $147,137 as compared to a comprehensive loss of $160,856 during the corresponding period in 2018 as compared to a comprehensive loss of $183,934 during the corresponding period in 2017.
•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.02 during the corresponding period in 2018 as compared to a basic and diluted loss of $0.07 during the corresponding period in 2017.
•	The Company’s total assets were $33,180 as compared to $2,960 during the corresponding period in 2018 as compared to $3,012 during the corresponding period in 2017.
•	The Company’s total liabilities were $1,203,963 as compared to $1,034,106 during the corresponding period in 2018 as compared to $952,802 during the corresponding period in 2017.
•	The Company had a working capital deficiency of $1,203,285 as compared to a working capital deficiency of $1,031,148 during the corresponding period in 2018 as compared to a working capital deficiency of $949,792 during the corresponding period in 2017.

The Company is presently not a party to any legal proceedings whatsoever.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red Capital Inc. (“27 Red”), a formerly related company, whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement.

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns Capital Inc. (“4 Touchdowns”), a formerly related company, whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement.

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

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party, and during the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2019 Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

At the Company’s Annual General Meeting, which was held on November 18, 2019, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During January 2019, the Company announced its intention to enter into a non-brokered private placement financing to raise up to $2,500,000 by the issuance of up to 10,000,000 units of the Company. However, this proposed non-brokered private placement financing did not take place and has expired.

During June 2019, the Board of Directors of the Company passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. As of the date of this MD&A, the share consolidation and the name change of the Company have not taken place.

During December 2019, the Company announced that it intends to raise funds for the Company which will consist of up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000. Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one common share of the Company at a price of $0.10 per share for a period of two years. All securities that may be issued in connection with this financing will be subject to a four-month and a day hold period. This financing is subject to the approval of the Canadian Securities Exchange (CSE). In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing. The funds raised from this financing will be used towards exploration work expenditures on the Acacia Property, which is located in central British Columbia. During January 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units at $0.05 per unit. As of the date of this MD&A, no securities have been issued.

Mineral Properties

1. Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Divisions of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000. As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $ 51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021.

The Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

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

3. Acacia Property

On September 30, 2019, the Company has entered into and has executed a Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) in respect to the Acacia Property (the “Acacia Property Option Agreement”) whereby the Company shall have the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years.

During November 2019, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which are subject to a hold period expiring on February 5, 2020.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere.

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

Fourth Quarter (December 31, 2019)

During the three months [fourth quarter] period ended December 31, 2019:

•	The Company had a comprehensive loss of $46,782 or $ 0.01 per share as compared to a comprehensive loss of $45,671 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2018 and as compared to a comprehensive loss of $30,082 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2017.
•	The Company’s Operating costs were $46,782 as compared to $45,671 for the same period in 2018 as compared to $66,459 for the same period in 2017.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(46,782)	(32,518)	(30,513)	(37,324)
Loss per common share	(0.01)	(0.00)	(0.00)	(0.01)

For the Quarterly Periods ended:	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(45,671)	(22,660)	(35,820)	(56,705)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.
•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.
•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.
•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.
•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investments in the Company’s interest in the Extra High Property and the Acacia Property.
•	Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.
•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
•	In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.
•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.
•	In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread stock market declines and the movement of people and goods has become restricted.

As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity or going concern uncertainty. The Company continues to work on revisions to forecasts and plans in light of the current conditions and will use these updated assumptions and forecasts in the measurement of our assets going forward

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2020, the Company shall require at least $300,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2019:

•	the Company’s total assets were $33,180 as compared to $2,960 for the year ended December 31, 2018 and as compared to $3,012 for the year ended December 31, 2017.
•	the Company’s total liabilities were $1,203,963 as compared to $1,034,106 for the year ended December 31, 2018 and as compared to $952,802 for the year ended December 31, 2017.
•	the Company had $38 in cash as compared to $2,045 in cash for the year ended December 31, 2018 and as compared to $891 in cash for the year ended December 31, 2017.
•	the Company had GST receivable in the amount of $640 as compared to $913 for the year ended December 31, 2018 and as compared to $2,119 for the year ended December 31, 2017.

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

Private Placement Financing

There were no private placement financings during the years ended December 31, 2019 and 2018.

Warrants

As at December 31, 2019, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

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

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company has refunded $35,000. As of December 31, 2019, the remaining $10,000 (2018 - $10,000) is still owing and is due on demand.

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

During the year ended December 31, 2019, the Company recorded interest expense of $30,000 (2018 - $30,000). As of December 31, 2019, $250,000 of the convertible note is outstanding and past due plus accrued interest of $149,589 (2018 - $119,589). As of December 31, 2019, the two convertible debentures are in default.

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

During the year ended December 31, 2019, the Company recorded interest expense of $15,000 (2018 - $15,000). As of December 31, 2019, $100,000 of the convertible note is outstanding and past due plus accrued interest of $94,602 (2018 - $79,602). One convertible debenture is in default and another convertible debenture has been extended indefinitely.

Stock Options

As at December 31, 2019, there were no outstanding stock options (December 31, 2018 - Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The Annual Audited Consolidated Financial Statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2019.

Effective January 1, 2019, the Company adopted IFRS 16 which supersedes IAS 17 Leases (“IAS 17”). The Company has applied the new standard using the modified retrospective approach with no restatement of comparative periods. There were no adjustments to retained earnings as a result of adoption. The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its previous assessment made under IAS 17 and IFRIC 4 Determining whether an arrangement contains a lease. The definition of a lease under IFRS 16 was applied only to contracts entered into or modified on or after January 1, 2019.

On transition to IFRS 16, the Company did not recognize any lease assets or liabilities as its operating leases had a remaining term of less than 12 months from the date of initial application.

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

As at December 31, 2019 and 2018, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2019	2018
Advances from directors (interest at prime plus 1%)	$160,643	$93,391
Entities controlled by directors (non-interest-bearing)	130,444	88,461
	$291,087	$181,852

Included in convertible debentures is $399,589 (December 31, 2018 - $369,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2019, 2018 and 2017, the following amounts were charged by related parties.

	2019	2018	2017
Interest charged on amounts due to related parties	$5,452	$4,312	$3,301
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	17,600	28,627
Office expenses charged by, and other expenses paid on behalf of the Company by a Company with common directors	28,784	38,279	85,186
	$76,236	$90,191	$147,114

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

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2019, the Company and Jackpot renewed the office support services agreement, and as of the date of this MD&A, the agreement has been further renewed for a period of one year which expires on April 30, 2021.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

During June and July 2019, Jake Kalpakian, through one of his private companies, acquired a total of 2,565,000 common shares of the Company through the facilities of the CSE.

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

At December 31, 2019, the Company had cash of $38 (2018 - $2,045) available to apply against short-term business requirements and current liabilities of $1,203,963 (2016 - $1,034,106). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2019, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2019, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Consolidated Statements of Comprehensive Loss in the Company’s Annual Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018.

Capital Stock

Authorized share capital:	Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at June 3, 2020	7,192,709	Nil	N/A	N/A
Warrants as at June 3, 2020	500,000	Nil	Cdn $0.13	January 4, 2021
	4,324,985	Nil	Cdn $0.12	November 2, 2022
Fully Diluted as at June 3, 2020	12,017,694	Nil

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

71

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2018) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

Date: June 5, 2020	/s/ Jake. H. Kalpakian
Jake H. Kalpakian
President & Chief Executive Officer

72