Form 20-F
period 2020-12-31
37 CAPITAL INC
filed 2021-05-14
CIK 825171

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,292,709 common shares as of December 31, 2020. No preferred shares issued and outstanding.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Fiancial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

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

Yes ☐  No ☒

1

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2019

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman* Carlsbad, CA, USA	CFO & Director
Gregory T. McFarlane* Las Vegas, Nevada, USA	Director
Fred A. C. Tejada*[1] Surrey, British Columbia, Canada	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary

*Members of the Audit Committee

1 Effective May 1, 2021, Fred Tejada tendered his resignation from the Board of Directors.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2020, 2019, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified.

TABLE I

The financial data under the tables 2019, 2018, 2017, 2016 and 2015 have been prepared in accordance with IFRS.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Operating Revenue	$0	0	0	0	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(133,379)	(147,137)	(160,856)	(183,934)	(347,963)
Basic and diluted loss per common share before other items	$(0.02)	(0.02)	(0.02)	(0.07)	(0.17)
Total Assets	$40,573	33,180	2,960	3,012	5,922
Capital Stock	$25,864,950	25,857,450	25,849,950	25,770,450	25,372,201
Number of common shares at year-end	$7,292,709	7,192,709	7,092,709	6,492,709	2,067,724
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Bank of Canada Exchange Rates

	Monthly High ($)(1)	Monthly Low ($)(1)
July 2020	0.7485	0.7344
August 2020	0.7668	0.7476
September 2020	0.7660	0.7465
October 2020	0.7621	0.7491
November 2020	0.7713	0.7543
December 2020	0.7863	0.7721

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2020	For Year Ended December 31, 2019	For Year Ended December 31, 2018	For Year Ended December 31, 2017	For Year Ended December 31, 2016
Average rate ($)(2)	0.7461	0.7560	0.7446	0.7708	0.7499
High ($)(3)	0.7863	0.7699	0.7581	0.8245	0.7972
Low ($)(3)	0.6898	0.7393	0.7330	0.7276	0.6854

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2020, the US $1.00 was equal to Cdn $1.2732.

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

- Environmental Factors: Should the Company decide to conduct any mineral exploration works then all phases of the Company's mineral exploration works shall be subject to environmental regulations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

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

- Revenues and Dividends: The Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2016, 2017, 2018, 2019 and 2020. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

- Covid-19 Pandemic - In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interests in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

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

On June 21, 2019 the CSE deemed that the Company is inactive pursuant to the policies of the CSE, as a result the CSE changed the Company’s trading symbol to “JJJ.X”. The Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market under the same trading symbol “HHHEF”.

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

During 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Claims. A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes. The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work. The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101. At the time, Mr. J. W. Murton was a director of the Company. For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.37capitalinc.com. As of December 10, 2009, J.W. Murton resigned as a director of the Company.

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

Neither the Company nor the operator of the Extra High Claims had incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Claims during the years 2017, 2018, 2019 and 2020, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

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

As at December 31, 2018, the Company held a 33% undivided interest in the Extra High Claims.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months from the closing date. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5 – Incorporated by reference). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

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

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2021/DEC/25
509961	Extra High	121.664	2005/MAR/31	082M	2021/DEC/25
509969	Extra High	344.834	2005/MAR/31	082M	2021/DEC/25
510214	Extra High	40.557	2005/APR/05	082M	2021/DEC/25
510215	Extra High	81.124	2005/APR/05	082M	2021/DEC/25
Total:		650

During 2016, the Company together with Colt abandoned the following mineral claims totaling 427 hectares which were previously part of the Extra High Claims:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509956	Extra High	182.52	2005/MAR/31	082M	2016/APR/02
509963	Extra High	40.569	2005/MAR/31	082M	2016/APR/02
510213	Extra High	20.289	2005/APR/05	082M	2016/APR/02
510306	Extra High	60.857	2005/APR/05	082M	2016/APR/02
509952	Super High#1	60.824	2005/MAR/31	082M	2016/MAR/31
520184	Super High#2	20.275	2005/SEP/20	082M	2016/SEP/20
520186	Super High#3	40.544	2005/SEP/20	082M	2016/SEP/20

II.	Acacia Property, Adams Plateau, British Columbia

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. of Cranbrook, BC (“Eagle Plains”) in respect to the Acacia Property whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years (see Exhibit 10.19 - Incorporated by reference).

During November 2019, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share.

On October 15, 2020 the Company entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains whereby the Company a) shall issue to Eagle Plains 50,000 common shares in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) shall issue to Eagle Plains an additional 50,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement and c) has made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement (see Exhibit 10.19.1* Attached). All the other terms and conditions of the Acacia Property Option Agreement shall remain unchanged and shall be in full force and effect. Consequently, on October 16, 2020, the Company issued the 100,000 common shares to Eagle Plains. As of the date of this Annual Report, the Company has not incurred the required property related expenditures.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2020, 2019 and 2018 which are in accordance with IFRS:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(133,379)	(147,137)	(160,856)
Basic and diluted loss per common share before other items	(0.02)	(0.02)	(0.02)
Comprehensive loss	(133,379)	(147,137)	(160,856)
Total assets	40,573	33,180	2,960
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

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

For the year ended December 31, 2020:

•	The Company’s operating expenses were $133,379 as compared to $147,137 for the corresponding period in 2019 and as compared to $160,856 for the corresponding period in 2018.

~~•~~	The Company recorded a comprehensive loss of $133,379 as compared to a comprehensive loss of $147,137 during the corresponding period in 2019 and as compared to a comprehensive loss of $160,856 during the corresponding period in 2018.

•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.02 during the corresponding period of 2019 and as compared to a basic and diluted loss of $0.02 during the corresponding period in 2018.

•	The Company’s total assets were $40,573 as compared to $33,180 during the corresponding period in 2019 and as compared to $2,960 during the corresponding period in 2018.

•	The Company’s total liabilities were $1,337,235 as compared $1,203,963 during the corresponding period in 2019 and as compared to $1,034,106 during the corresponding period in 2018.

•	The Company had a working capital deficiency of $1,336,664 as compared to a working capital deficiency of $1,203,285 during the corresponding period in 2019 and as compared to a working capital deficiency of $1,031,148 during the corresponding period in 2018.

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

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at a price of $0.12 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018 (see Exhibit 10.18- Incorporated by reference). During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party. As at December 31, 2018 Jackpot owned 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares. During the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2019 Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At the Company’s Annual General Meetings which were held on November 16, 2018, November 18, 2019 and November 20, 2020, the Company’s shareholders passed all the resolutions presented including the re-election of Jacob H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

Effective as of May 1, 2021, Fred A.C. Tejada resigned as a director of the Company.

During December 2019, the Company had intended to issue up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company has only been able to raise the amount of $20,000 which the Company intends to incur towards mineral exploration work expenditures during the Company’s 2021 fiscal year. As such, the Company has issued 400,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period expiring on May 16, 2021.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(45,030)	(26,138)	(40,326)	(21,885)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.00)

For the Quarterly Periods ended:	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(46,782)	(32,518)	(30,513)	(37,324)
Loss per common share	(0.01)	(0.00)	(0.00)	(0.01)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2021, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As of December 31, 2020:

•	the Company’s total assets were $40,573 as compared to $33,180 for the year ended December 31, 2019 and as compared to $2,960 for the year ended December 31, 2018.

•	the Company’s total liabilities were $1,337,235 as compared to $1,203,963 for the period ended December 31, 2019 and as compared to $1,034,106 for the year ended December 31, 2018.

•	the Company had $9 in cash as compared to $38 in cash for the year ended December 31, 2019 and as compared to $2,045 in cash for the year ended December 31, 2018.

•	the Company had GST receivable in the amount of $562 as compared to $640 for the year ended December 31, 2019 and as compared to $913 for the year ended December 31, 2018.

Shares for Debt Financing

Pursuant to debt settlement agreements dated December 11, 2020 totaling the amount of $739,351.50 between the Company and certain creditors, on January 25, 2021 (see Exhibit 10.20*-Attached), the Company issued 14,787,030 common shares of the Company (the “Debt Settlement Shares of the Company”) at a deemed price of $0.05 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company. The Debt Settlement Shares of the Company are subject to a hold period which expires on May 26, 2021.

Private Placement Financing

There were no private placement financings during the year ended December 31, 2020, 2019 and 2018.

Subsequent to the year-ended December 31, 2020, the Company issued 400,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period expiring on May 16, 2021.

Warrants

As at December 31, 2020, a total of 4,324,985 warrants with exercise price of $0.12 per warrant share and 500,000 warrants with exercise price of $0.135 per warrant share were outstanding. Subsequent to the year-ended December 31, 2020, a total of 500,000 warrants exercisable at the price of $0.135 per warrant share expired unexercised, and a total of 400,000 warrants exercisable for a period of two years at the price of $0.10 per warrant were issued.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

The Company had borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 2,078,484 common shares of the Company at a deemed price of $0.05 per share in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company had refunded $35,000. As of December 31, 2020, the remaining $10,000 (2019 - $10,000) was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 200,000 common shares of the Company at a deemed price of $0.05 per share in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units of the Company at $0.05 per unit in respect to the Company’s announced financing. Subsequent to the year ended December 31, 2020, the Company issued 400,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. The securities issued are subject to a hold period expiring on May 16, 2021.

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

During the year ended December 31, 2020, the Company recorded interest expense of $30,000 (2019 - $30,000) (2018-$30,000). As of December 31, 2020, $250,000 of the convertible debentures are outstanding and are past due plus accrued interest of $179,589 (2019 - $149,589) (2018-$119,589). As of December 31, 2020, the two convertible debentures are in default.

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

During the year ended December 31, 2020, the Company recorded interest expense of $15,000 (2019 - $15,000) (2018 - $15,00). As of December 31, 2020, $100,000 of the convertible debentures are outstanding and are past due plus accrued interest of $109,602 (2019 - $94,602) (2018 - $79,602). One convertible debenture in the amount of $100,000 was in default and another convertible debenture was extended indefinitely. Pursuant to debt settlement agreements dated December 11, 2020 with the Company and the two debenture holders, on January 25, 2021, the Company issued a total of 4,167,044 common shares of the Company to the two debenture holders in full settlement of debts totalling the amount of $208,352.20 (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

Stock Options

As at December 31, 2020, there were no outstanding stock options (December 31, 2019 - Nil) (December 31, 2018 – Nil). As of the date of this Annual Report, there are no outstanding stock options.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has four convertible debentures totalling $350,000 plus accrued interest, three of the convertible debentures have matured and are payable on demand and one convertible debenture has been extended indefinitely (see Exhibits 10.14 & 10.15– Incorporated by reference). The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Obligations pursuant to the 2015 and 2013 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference). Subsequent to the year ended December 31, 2020, the Company entered into Debt Settlements Agreements to settle certain outstanding debts and loans (see Exhibit 10.20*-Attached).

Furthermore, pursuant to the Property Purchase Agreement with Colt, the Company is obligated to pay $75,000 to Colt within eighteen months from the closing date of the Property Option Agreement (see Exhibit 10.11.5 – Incorporated by reference).

In addition, pursuant to the Option Agreement with Eagle Plains, the Company is required to incur a total of $200,000 in property related expenditures on or before the second anniversary of the Option Agreement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2020, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1) Vancouver, B.C. Canada	President, CEO and Director	October 18, 1968	President & CEO Vice President of Registrant; President of Jackpot Digital Inc. (“Jackpot”) CEO of Jackpot	April 2017 to Present 1991 to April 2017 1991 to Present 2004 to Present
Neil Spellman*(2) Carlsbad, CA, USA	CFO & Director	January 24, 1953	Director of the Registrant CFO of the Registrant Director of Jackpot Senior Vice President of DB Financial	Aug 2016 to Present April 2017 to Present 2002 to Present 2001 to Present
Gregory T. McFarlane* Las Vegas, NV, USA	Director	November 13, 1968	Director of the Registrant Director of Jackpot Principal of McFarlane Media, LLC (2005)	1992 to Present 1992 to Present 2005 to Present
Fred A.C. Tejada* (3) Surrey, B.C. Canada	Director	August 1, 1958	Director of the Registrant CEO of European Electric Metals Inc. President of European Electric Metals Inc. Vice President Operations and Exploration of European Electric Metals Inc.	December 2009 to Present July 2017 to Present October 2011 to July 2017 June 2011 to October 2011
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of Jackpot	2008 to Present 2008 to Present

*Members of the Company’s audit committee.

(1) Upon Bedo Kalpakian stepping down as President & CEO, as of April 1, 2017, Mr. Jacob H. Kalpakian has been appointed as

President & CEO.

(2) Upon Bedo Kalpakian stepping down as CFO, as of April 1, 2017, Mr. Neil Spellman has been appointed as CFO.

(3) Effective May 1, 2021, Fred Tejada tendered his resignation from the Board of Directors.

All directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B. Compensation

On August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was terminated by mutual consent (Exhibits 10.4, 10.4.1, 10.4.2, 10.4.3, 10.4.4, 10.4.5, 10.4.5.6 - Incorporated by reference). The principal of Kalpakian Bros. is Jacob H. Kalpakian, the President, CEO and director of the Company. Bedo H. Kalpakian, former President, CEO, CFO and director of the Company was a principal of Kalpakian Bros. until December 31, 2019.

Pursuant to indemnity agreements dated April 1, 1993, January 7, 2008, December 18, 2009 and August 2 2016, between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Maria P. Arenas, Fred A.C. Tejada and Neil Spellman (collectively “the directors and officers”), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company. The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements. To date, the Company has not made any payments under the indemnity agreements.

During 2020, 2019 and 2018, there were no stock options granted to Directors, Officers and Employees.

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

6.C.2. Details of Directors’ Service Contracts.

On August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was terminated by mutual consent (Exhibits 10.4, 10.4.1, 10.4.2, 10.4.3, 10.4.4, 10.4.5, 10.4.5.6 - Incorporated by reference). The principal of Kalpakian Bros. is Jacob H. Kalpakian, the President, CEO and director of the Company. Bedo H. Kalpakian, former President, CEO, CFO and director of the Company was a principal of Kalpakian Bros. until December 31, 2019.

6.C.3. Details relating to the Company’s audit committee and remuneration committee.

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. Presently, the Company’s audit committee consists of the following directors; Neil Spellman, Gregory T. McFarlane and Fred A.C. Tejada. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see item 14.1).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on November 20, 2020. The Company’s 2020 Annual Information Circular (see Exhibit 13.4* - Attached) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2020 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	113,220	(1)	1.55%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct		0.002%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	3		0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct		0.008%

Notes: *Based on 7,292,709 issued and outstanding common shares as of December 31, 2020.

(1) Of these common shares, 65,000 are held by 30 Rock Management Inc., 10,020 are held by Kalpakian Bros.and 14,156 are held by a family member.

(2) Kalpakian Bros. and 30 Rock Management Inc. are private companies controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2019 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	2,516,220	(1)	34.98%
Gregory T. McFarlane Las Vegas, Nevada, USA	126 direct		0.002%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	3		0.00%
Maria P. Arenas Surrey, BC, Canada	572 direct		0.008%

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 – Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the Annual General Meeting of Shareholders which took place on Wednesday, November 18, 2019 see Exhibit 13.3 – Incorporated by reference) and at the last Annual General Meeting of Shareholders which took place on Friday, November 20, 2020 (see Exhibit 13.4* - Attached).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2020, 2019 and 2018 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owned 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. During the twelve months ended December 31, 2019, Jackpot sold a total of 3,400,000 of the Company’s common shares. As at December 31, 2019 and 2020, Jackpot owns 49,985 common shares of the Company. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022. Subsequent to the year-ended December 31, 2020, Jackpot acquired 2,986,900 additional shares pursuant to a debt settlement agreement (see Exhibit 10.20*-Attached).

As at December 31, 2020, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	1,492,575	(1)	20.47%
Kape Family Holdings Inc. (formerly 87 Capital Inc. & JAMCO Capital Partners Inc.)	800,000		10.97%

(1) Of these shares, 703,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 737,424 common shares are held by Isabel Kalpakian, 2,478,020 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 14,156 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 7,292,709, issued and outstanding common shares as of December 31, 2020.

As at December 31, 2019, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	3,957,575	(1)	55.02%
Kape Family Holdings Inc. (formerly 87 Capital Inc. & JAMCO Capital Partners Inc.)	800,000		11.12%

(2) Of these shares, 703,931 common shares are held by Bedo H. Kalpakian directly, 24,044 common shares are held by Jacob H. Kalpakian directly, 737,424 common shares are held by Isabel Kalpakian, 2,478,020 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 14,156 common shares are held by a family member of Jacob H. Kalpakian.

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

* Based on 7,092,709, issued and outstanding common shares as of December 31, 2018.

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

7.A.2. As of December 31, 2020, the Company had 7,292,709 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 4,601 outstanding common shares and 6 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement had a three-year term with a commencement date of August 1, 2017. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum.

As at December 31, 2020 and 2019, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2020	2019
Advances from directors (interest at prime plus 1%)	$153,291	$160,643
Entities controlled by directors (non-interest-bearing)	155,645	130,444
	$308,936	$291,087

Included in convertible debentures and accrued interest is $429,589 (2019 - $399,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2020, 2019 and 2018, the following amounts were charged by related parties.

	2020	2019	2018
Interest charged on amounts due to related parties	$4,733	$5,452	$4,312
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	17,600
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	12,000	28,784	38,279
	$58,733	$76,236	$90,191

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement with an arm’s length party.

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

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 – Incorporated by reference). The Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party and during 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2020, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022. Subsequent to the year ended December 31, 2020, Jackpot acquired 2,986,900 additional shares pursuant to a debt settlement agreement (see Exhibit 10.20*-Attached).

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman are directors of both the Company and Jackpot.

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2020, the Company and Jackpot renewed the office support services agreement. The agreement has been further renewed which expires on April 30, 2022.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTCQB of the OTC Markets Group and on the Berlin & Frankfurt Stock Exchanges. Jacob H. Kalpakian is an officer, director and shareholders of Jackpot and Gregory T. McFarlane and Neil Spellman are directors of Jackpot. Bedo H. Kalpakian was a director and officer of the Company and was an officer and director of Jackpot.
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder is Jacob H. Kalpakian, director of the Company;
-	BHK Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Bedo H. Kalpakian, a former director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a former President and director of Green Arrow from April 2012 until November 2017. Neil Spellman and Bedo Kalpakian were also former directors of Green Arrow until March 14, 2017 and November 30, 2017, respectively.
-	27 Red Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 27 Red Capital Inc.
-	4 Touchdowns Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 4 Touchdowns Capital Inc.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Consolidated Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2020, are included in Item 17 of this Annual Report.

Item 8.A.7. Legal Proceedings

On January 17, 2017 a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. Against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. Pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

On February 21, 2017 an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. And Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. Against the Company has been discontinued. Subsequent to the year ended December 31, 2020, the Company issued 1,060,488 common shares to JAMCO in settlement of the $53,023.40 pursuant to a debt settlement agreement (see Exhibit 10.20*-Attached).

The Company’s corporate legal counsels are: Harper Grey LLP, (Attention: Michael Kennedy), Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The telefax number is (604) 669-9385.

Item 8.A.8. Dividends

The Company entered into an Arrangement Agreement. For further particulars, please see Item 4. C. Organizational Structure.

Item 8. B. Significant Changes

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

During 2018, Jackpot owned 3,449,985 common shares of the Company which represented 48.64% of the Company’s then issued and outstanding common shares as at December 31, 2018. As such, Jackpot had direct control of the Company. During the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company. As at December 31, 2020, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022. Subsequent to the year ended December 31, 2020, Jackpot acquired additional 2,986,900 shares pursuant to a debt settlement agreement (see Exhibit 10.20*-Attached).

ITEM 9. THE OFFER & LISTING

Item 9.A. (4) Listing Details

On April 4, 1985, the Company’s common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company’s shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company’s shares have been listed for trading on the OTC Bulletin Board, and were listed on the OTCQB tier of the OTC Markets Group (“OTCQB”) until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001. The trading symbol of the Company’s common shares when they were listed on the CDNX was “GGG”. During the period commencing from January, 2001, up to July 31, 2001, a total of 24,873 common shares of the Company traded on the CDNX at prices ranging from a high of $6.00 to a low of $3.30.

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

On June 21, 2019 the CSE deemed that the Company is inactive pursuant to the policies of the CSE, as a result the CSE changed the Company’s trading symbol to “JJJ.X”. The Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market under the same trading symbol “HHHEF”.

The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTCQB, Pink Sheets and on the CSE for the periods indicated.

OTCQB/Pink Sheets – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2016	n/a	n/a	n/a
2017	n/a	n/a	n/a
2018	0.52	0.10	13,691
2019	0.152	0.05	10,922
2020	0.0561	0.0241	8,025

Two Most Recent Financial Years
Year 2019
Jan 1 – Mar 31	0.119	0.073	4,191
Apr 1 – Jun 30	0.00	0.00	0
Jul 1 – Sept 30	0.152	0.08	1,345
Oct 1 – Dec 31	0.119	0.05	5,386

Year 2020
Jan 1 – Mar 31	0.0378	0.0287	3,158
Apr 1 – Jun 30	0.05	0.0241	4,000
Jul 1 – Sept 30	0.0561	0.05	717
Oct 1 – Dec 31	0.0421	0.0421	150

CSE

Canadian Stock Exchange

(formerly Canadian National Stock Exchange)

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2016	0.20	0.025	800,620
2017	0.20	0.12	3,500
2018	0.30	0.10	575,157
2019	0.29	0.01	4,463,333
2020	0.06	0.01	1,431,723

Two Most Recent Financial Years
Year 2019
Jan 1 – Mar 31	0.29	.09	299,833
Apr 1 – Jun 30	0.135	0.05	2,304,000
Jul 1 – Sep 30	0.10	0.02	1,472,000
Oct 1 – Dec 31	0.07	0.01	387,500

Year 2020
Jan 1 – Mar 31	0.05	0.01	884,091
Apr 1 – Jun 30	0.05	0.03	37,500
Jul 1 – Sep 30	0.15	0.05	449,345
Oct 1 – Dec 31	0.06	0.05	60,787

Item 9.C. Markets

On April 4, 1985, the Company’s common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company’s shares were de-listed from the Nasdaq SmallCap Market. On October 4, 1994, the Company’s shares were listed for trading on the OTC Bulletin Board. On November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001.

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

On June 21, 2019 the CSE deemed that the Company is inactive pursuant to the policies of the CSE, as a result the CSE changed the Company’s trading symbol to “JJJ.X”. The Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market under the same trading symbol “HHHEF”.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective July 7, 2014, the Company’s name was changed to 37 Capital Inc. (“37 Capital”), its share capital was consolidated on the basis of 6 (old) shares of High 5 for 1 (new) share of 37 Capital.

At the Company’s 2005 Special General Meeting held on January 10, 2005, the shareholders approved the deletion of the Pre-Existing Company Provisions in the notice of Articles of the Company and approved the alteration of the Company’s Notice of Articles. The shareholders approved the increase of the Company’s authorized capital to an unlimited number of Common and Preferred Shares, both without par value, approved the adoption of new articles in substitution for the old articles of the Company (Exhibit 3.2 – Incorporated by reference).

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 7,292,709 common shares are issued and outstanding as of December 31, 2020. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 30, 2021	22,479,739	Nil	N/A	N/A
Warrants as at April 30, 2021	4,324,985 400,000	Nil	Cdn $0.12 Cdn $0.10	November 2, 2022 January 15, 2023
Fully Diluted as at April 30, 2021	27,204,724	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2020, 2019 and 2018:

Warrants activity for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2017	5,428,318	$0.12
Issued	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December 31, 2018	4,824,985	$0.12
Balance, December 31, 2019 and 2020	4,824,985	$0.12

As of December 31, 2020, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985
		4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2020 is 1.65 years (2019 – 2.65 years).

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.3 – Incorporated by reference).

The 2015 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on November 20, 2020. The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant (see Exhibit 13.4* Attached).

As of December 31, 2020, there were no stock options outstanding (December 31, 2019: Nil) (December 31, 2018: Nil).

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2018	7,092,709	$25,849,950	$33,706	$(26,914,802)	$(1,031,146)
Net loss for the year	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	100,000	7,500	—	—	7,500
Balance, December 31, 2019	7,192,709	25,857,450	33,706	(27,061,939)	(1,170,783)
Net loss for the year	—	—	—	(133,379)	(133,379)
Shares issued for mineral property interest	100,000	7,500	—	—	7,500
Balance, December 31, 2020	7,292,709	$25,864,950	$33,706	$(27,195,318)	$(1,296,662)

Item 10.B. Articles of Association

The Company’s shareholders considered and approved a special resolution to adopt new Articles for the Company at the Company’s Special Meeting which was held on January 10, 2005, (Exhibit 3.2 – Incorporated by reference). On September 18, 2014, the Company’s shareholders considered and approved a resolution to adopt an Amendment to the Articles for the implementation of the Advance Notice Provisions (see Exhibit 3 – Incorporated by reference).

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

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) (see Exhibit 10.11.3 – Incorporated by reference) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Claims. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Claims. Colt did not exercise the second tranche of the option. As a result of exercising the first tranche of the option, Colt held a 67% undivided interest in the Extra High Claims and became the operator of the Extra High Claims, and the Company held a 33% undivided interest in the Extra High Claims.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months from the closing date. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5 – Incorporated by reference). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

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

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. of Cranbrook, BC (“Eagle Plains”) in respect to the Acacia Property whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years (see Exhibit 10.19 – Incorporated by reference).

On October 15, 2020, the Company entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) whereby the Company a) shall issue to Eagle Plains 50,000 common shares in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) shall issue to Eagle Plains an additional 50,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement and c) has made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement. All the other terms and conditions of the Acacia Property Option Agreement shall remain unchanged and shall be in full force and effect. Consequently, on October 16, 2020, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which were subject to a hold period which expired on February 17, 2021.

On August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was terminated by mutual consent (Exhibits 10.4, 10.4.1, 10.4.2, 10.4.3, 10.4.4, 10.4.5, 10.4.5.6 - Incorporated by reference). The principal of Kalpakian Bros. is Jacob H. Kalpakian, the President, CEO and director of the Company. Bedo H. Kalpakian, former President, CEO, CFO and director of the Company was a principal of Kalpakian Bros. until December 31, 2019.

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

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 Incorporated by reference). The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 800,000 units of 37 Capital to an arm’s length party, and during the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company. As at December 31, 2020, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

On December 11, 2020, the Company entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, on January 25, 2021, the Company issued 14,787,030 common shares of the Company (the “Debt Settlement”) at a deemed price of $0.05 per common share to certain creditors, including to a related party and a director and officer of the Company (the “Creditors”) (see Exhibit 10.20*-Attached).

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

The following is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and regulations thereunder, the U.S. Internal Revenue Code of 1986 (the “Code”) and regulations thereunder, the Canada-United States Income Tax Convention, 1980 (the “Convention”), the current administrative policies and practices published by Canada Revenue Agency or by the U.S. Internal Revenue Service and all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, and judicial decisions, all of which are subject to change. The following does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

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

Dispositions of Common Stock

The following comments apply only to a shareholder whose Common stock constitutes capital property to him/her for purposes of the Income Tax Act.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

37 CAPITAL INC. (“37 Capital”) is classified as a Passive Foreign Investment company (“PFIC”) for U.S. federal income tax purposes since the following conditions have applied for at least one taxable year since 1986:

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

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2020 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

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

At December 31, 2020, the Company had cash of $9 (2019 - $38) available to apply against short-term business requirements and current liabilities of $1,337,235 (2019 - $1,203,963). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2020, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand. Liquidity risk is assessed as high.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2020, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has three Convertible Debentures totalling the principal amount of $300,000 plus accrued interest which have matured and are payable on demand, and one Convertible Debenture in the amount of $50,000 which has been extended indefinitely (see Exhibits 10.14 & 10.15 – Incorporated by reference). Subsequent to the year ended December 31, 2020, the amount of $50,000 was settled pursuant to a shares for debt agreement (see Exhibit 10.20*-Attached).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding loans, accounts payable, accrued liabilities and three convertible debentures totalling the principal amount of $300,000 plus accrued interest which have matured and are payable on demand, and one Convertible Debenture in the amount of $50,000 which has been extended indefinitely, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any other indebtedness of the Company. Subsequent to the year ended December 31, 2020, the convertible debenture in the amount of $50,000 was settled pursuant to a shares for debt agreement (see Exhibit 10.20*-Attached).

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes in the constituent instruments defining the rights of holders of common stock and no issuance of any other securities that has modified the rights of holders of common stock.

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, they used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

c)	CHANGES IN INTERNAL CONTROLS. There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of evaluation by our Chief Executive Officer and Chief Financial Officer

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

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2020: $17,000) (2019: $17,000) and (2018: $11,500).

(b)	Audit Related Fees were (2020: $Nil) (2019: $Nil) and (2018: $Nil).

(c)	Tax Fees: Tax fees were (2020: $1,000) (2019: $1,000) and (2018: $ 1,000).

(d)	All other Fees were (2020: $Nil) (2019: $Nil) and (2018: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circular dated November 18, 2019 (see Exhibit 13.3 – Incorporated by reference) and Management Information Circular dated November 20, 2020 (see Exhibit 13.4*-Attached).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Consolidated Financial Statements for the year ended December 31, 2020 and 2019, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s consolidated financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements	Page
i) Financial Statements
Report of Independent Registered Public Accounting Firm to the Shareholders	52
Consolidated Balance Sheets as at December 31, 2020 and 2019	53
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018	54
Consolidated Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2020, 2019 and 2018	55
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018	56
Notes to the Consolidated Financial Statements	57 - 72
ii) Management’s Discussion & Analysis for the year ended December 31, 2020	73 - 85

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

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)
3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483) http://www.sec.gov/Archives/edgar/data/825171/000094523405000483/o17223exv3w2.htm
3	Amendment to the Articles for the implementation of Advance Notice Provisions. SECAccessionNo.0001607062-15-000191 http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex3.htm
3.4	Certificate of Name Change to Kokomo Enterprises Inc. SEC Accession No. 0001137171-09-000478 http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex0304.htm
3.5	Certificate of Name Change to High 5 Ventures Inc. SECAccessionNo.0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/cert.htm
3.6	Certificate of Name Change to 37 Capital Inc. http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex3_6.htm
10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003) http://www.sec.gov/Archives/edgar/data/825171/000113717103000199/form20f2002bcl.htm
10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005) http://www.sec.gov/Archives/edgar/data/825171/999999999702037711/9999999997-02-037711.txt
10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)(US Sec Accession No. 0001137171-06-001515) http://www.sec.gov/Archives/edgar/data/825171/000113717106001515/ex1041.htm
10.4.2	Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333 http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex1042.htm
10.4.3	Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_43.htm
10.4.4	Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177 http://www.sec.gov/Archives/edgar/data/825171/000113717112000177/ex10_44.htm
10.4.5	Addendum to the Management Services Agreement dated September 14, 2012. SECAccessionNo.0001137171-13-000179 http://www.sec.gov/Archives/edgar/data/825171/000113717113000179/managmentagreement.htm
10.4.6	Addendum to the Management Services Agreement dated July 17, 2014. SECAccessionNo.0001607062-14-000048 http://www.sec.gov/Archives/edgar/data/825171/000160706214000048/hhh73114adden.htm
10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850) http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/option.htm
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No.0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005a.htm
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 – (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1005b.htm
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex93.htm http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/debtsettlement2.htm
10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659) http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex100901.htm
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 – (SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011.htm
10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011a.htm
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906) http://www.sec.gov/Archives/edgar/data/825171/000113717107000906/ex1011b.htm
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659) http://www.sec.gov/Archives/edgar/data/825171/000113717108000659/ex101103.htm
10.11.4	Amending Agreement dated March 30, 2016 with Colt Resources Inc. – (SECAccessionNo.0001607062-16-000823) https://www.sec.gov/Archives/edgar/data/825171/000160706216000823/ex10_114.htm
10.11.5	Property Purchase Agreement with Colt Resources Inc. dated October 31, 2019, as amended on November 29, 2019 - SEC Accession No. 0001607062-20-000146 https://www.sec.gov/Archives/edgar/data/825171/000160706220000146/ex10_1115.htm
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –(SEC Accession No. 0001137171-09-000478) http://www.sec.gov/Archives/edgar/data/825171/000113717109000478/ex1012.htm
10.13	Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013. SECAccessionNo.0001607062-14-000003 http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_13.htm
10.14	2013 Convertible Debenture Financing SECAccessionNo.0001607062-14-000003 http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex10_14.htm
10.15	2015 Convertible Debenture Financing http://www.sec.gov/Archives/edgar/data/825171/000160706215000191/ex10_15.htm
10.16	Consulting Agreement entered into with 27 Red Capital Inc. https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_16.htm
10.17	Consulting Agreement entered into with 4 Touchdowns Capital Inc. https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_17.htm
10.18	Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd. https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_18a.htm https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex10_18b.htm
10.19	Property Option Agreement with Eagle Plains Resources Inc. dated September 30, 2019 SEC Accession No. 0001607062-20-000146 https://www.sec.gov/Archives/edgar/data/825171/000160706220000146/ex10_19.htm
10.19.1*	Amendment to the Property Option Agreement with Eagle Plains Resources Inc. dated October 15, 2020
10.20*	Debt Settlement Agreements dated December 11, 2020 with various Creditors.
11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated
12	Notice of Annual General and Special Meeting 2015 and Management Proxy Materials. http://www.sec.gov/Archives/edgar/data/825171/000160706215000199/ex20_1.htm
13	Notice of Annual General Meeting 2016 and Management Proxy Materials. https://www.sec.gov/Archives/edgar/data/825171/000160706217000193/ex13.htm
13.1	Notice of Annual General Meeting 2017 and Management Proxy Materials. https://www.sec.gov/Archives/edgar/data/825171/000160706218000160/ex13_1.htm
13.2	Notice of Annual General Meeting 2018 and Management Proxy Materials https://www.sec.gov/Archives/edgar/data/825171/000160706218000375/ex99_2.htm
13.3	Notice of Annual General Meeting 2019 and Management Proxy Materials https://www.sec.gov/Archives/edgar/data/825171/000160706219000400/ex99_2.htm
13.4*	Notice of Annual General Meeting 2020 and Management Proxy Materials
14	Notice of Annual General Meeting 2014 and Management Proxy Materials. https://www.sec.gov/Archives/edgar/data/825171/000160706214000089/jjj082914exh99_3.htm
14.1	Code of Ethics - Previously filed on Form 20-F 2003. (SEC Accession No.0001137171-04-000850)http://www.sec.gov/Archives/edgar/data/825171/000113717104000850/ex96.htm
15	Notice of Annual General Meeting 2013 and Management Proxy Materials. SECAccessionNo.0001607062-14-000003 http://www.sec.gov/Archives/edgar/data/825171/000160706214000003/hhhef123113form20fex15.htm
16	Notice of Annual General Meeting 2012 and Management Proxy Materials. (SEC Accession No. 0001137171-12-000249) http://www.sec.gov/Archives/edgar/data/825171/000113717112000249/infocircular.htm
17	Notice of Annual General Meeting 2011 and Management Proxy Materials. (SEC Accession No. 0001137171-11-000333) http://www.sec.gov/Archives/edgar/data/825171/000113717111000333/ex17.htm
18	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference- SEC Accession No. 0001137171-10-000418)
19	Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424) http://www.sec.gov/Archives/edgar/data/825171/000113717109000424/ex992.htm
20	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573) http://www.sec.gov/Archives/edgar/data/825171/000113717108000573/ex992.htm
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842) http://www.sec.gov/Archives/edgar/data/825171/000113717107000842/0001137171-07-000842-index.htm
20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004) http://www.sec.gov/Archives/edgar/data/825171/000113717104001556/ex2.htm

* Filed Herewith (Attached)

		Page
31.1*	Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)	90
32.2*	Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)	92
99. *	Financial Exhibits: – (unaudited)
99.1*	Schedules I - Marketable Securities - Other Investments	86
99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties	87
99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment	88

* Filed Herewith

37 CAPITAL INC.

Audited Financial Statements

December 31, 2020 and 2019

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of -37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2020 and 2019, the statements of comprehensive loss, changes in stockholders’ deficiency and cash flows, for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter	How the Matter was Addressed in the Audit

Assessment of Mineral property interests for potential impairment indicators

As described in Note 4 to the financial statements, management reviews and evaluates the net carrying value of mineral property interests for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. If deemed necessary based on this review and evaluation, management performs a test for impairment.

In its review and evaluation, management determined that there were no indicators that the carrying amount of mineral property interests, which has a carrying value of $40,001 as of December 31, 2020, may not be recoverable.

We identified the assessment of unproved mineral properties for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgment and an increased level of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions in determining whether indicators of impairment are present.

The primary procedures we performed to address this critical audit matter included:

• Evaluation of the Company’s identification of significant events or changes in circumstances.

• Discussion with management of future business plans for the mineral property interests.

• Ensuring key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

April 30, 2021

37 CAPITAL INC.

Balance Sheets

December 31,

(Expressed in Canadian Dollars)

As at	2020	2019
Assets
Current
Cash	$9	$38
GST receivable	562	640
	571	678
Mineral Property Interests (note 5)	40,001	32,501
Investment	1	1
Total Assets	$40,573	$33,180

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$255,184	$204,761
Due to related parties (note 7)	308,936	291,087
Refundable subscription (note 8)	30,000	10,000
Loan payable (note 9)	103,924	103,924
Convertible debentures (note 10)	639,191	594,191
Total Liabilities	1,337,235	1,203,963

Stockholders’ Deficiency
Capital stock (note 11)	25,864,950	25,857,450
Equity portion of convertible debentures (note 10)	33,706	33,706
Deficit	(27,195,318)	(27,061,939)
Total Stockholders’ Deficiency	(1,296,662)	(1,170,783)
Total Liabilities and Stockholders’ Deficiency	$40,573	$33,180

Going Concern (note 2)

Commitments (note 14)

Subsequent events (Note 17)

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2020	2019	2018
Expenses
Office (note 7)	$27,847	$44,058	$63,515
Finance and interest (notes 7 and 10)	54,618	55,265	54,339
Legal, accounting and audit	31,702	27,204	18,090
Rent (note 7)	12,000	12,000	17,600
Regulatory and transfer fees	3,340	4,596	5,440
Consulting	—	879	509
Shareholder communication	3,872	3,135	1,363
	(133,379)	(147,137)	(160,856)
Net and comprehensive Loss	$(133,379)	$(147,137)	$(160,856)
Basic and Diluted Loss per Common Share	$(0.02)	$(0.02)	$(0.02)
Weighted Average Number of Common Shares Outstanding	7,137,857	7,116,819	6,889,421

The accompanying notes are an integral part of these financial statements.

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2018	7,092,709	$25,849,950	$33,706	$(26,914,802)	$(1,031,146)
Net loss for the year	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	100,000	7,500	—	—	7,500
Balance, December 31, 2019	7,192,709	25,857,450	33,706	(27,061,939)	(1,170,783)
Net loss for the year	—	—	—	(133,379)	(133,379)
Shares issued for mineral property interest	100,000	7,500	—	—	7,500
Balance, December 31, 2020	7,292,709	$25,864,950	$33,706	$(27,195,318)	$(1,296,662)

The accompanying notes are an integral part of these financial statements.

37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2020	2019	2018
Operating Activities
Net loss	$(133,379)	$(147,137)	$(160,856)
Items not involving cash:
Interest expense on convertible debentures	45,000	45,000	45,000
	(88,379)	(102,137)	(115,856)
Changes in non-cash working capital (note 12)	88,350	125,130	37,510
Cash provided by (used in) operating activities	(29)	22,993	(78,346)
Investing Activities
Purchase of mineral property interest	—	(25,000)	—
Cash used in investing activities	—	(25,000)	—
Financing Activities
Warrants exercised	—	—	79,500
Cash provided by financing activities	—	—	79,500
Net increase (decrease) in cash	(29)	(2,007)	1,154
Cash, beginning	38	2,045	891
Cash, ending	$9	$38	$2,045

Supplemental information (note 12)

The accompanying notes are an integral part of these financial statements.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition and exploration of exploration and evaluation assets.

The shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ.X”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

On March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interests in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years. As of December 31, 2020, the Company has an accumulated deficit of $27,195,318 a working capital deficiency of $1,336,664 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

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

These financial statements were approved and authorized for issue by the Board of Directors on April 30, 2021.

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

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty;

•	classification/allocation of expenses as exploration and evaluation expenditures or operating expenses; and

•	determination whether there have been any events or changes in circumstances that indicate the impairment of its exploration and evaluations assets.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;

•	The provision for income taxes and recognition of deferred income tax assets and liabilities; and

•	The inputs in determining the liability and equity components of the convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a)	Financial instruments

(i)	Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash

•	At fair value through other comprehensive income (loss) (“FVTOCI”)

•	Amortized cost: accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(k)	Accounting standards issued but not yet effective

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2018	$—	$1	$1
Acquisition costs	7,500	25,000	32,500
Balance, December 31, 2019	$7,500	$25,001	$32,501
Acquisition costs	7,500	—	7,500
Balance, December 31, 2020	$15,000	$25,001	$40,001

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

On October 15, 2020, the Company entered into an amendment on the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which required to exercise the option:

•	Issuance of 100,000 common shares (issued) to Eagle Plans.

•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

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

The Extra High Property claims have been renewed and are to expire on December 25, 2021. The agreement can be terminated by the Company at anytime without any monetary repercussions. As at December 31, 2020, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.7%, can be purchased by the Company at any time by paying $500,000.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2020	December 31, 2019
Trade payables	$306,737	$170,940
Accrued liabilities	104,091	33,821
	$410,828	$204,761

7. RELATED PARTY TRANSACTIONS

As at December 31, 2020 and 2019, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2020	2019
Advances from directors (interest at prime plus 1%)	$153,291	$160,643
Entities controlled by directors (non-interest-bearing)	155,645	130,444
	$308,936	$291,087

Included in convertible debentures and accrued interest is $429,589 (2019 - $399,589) owing to the Chief Executive Officer and to a former director of the Company (note 10).

During the years ended December 31, 2020, 2019 and 2018, the following amounts were charged by related parties.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (Continued)

	2020	2019	2018
Interest charged on amounts due to related parties	$4,733	$5,452	$4,312
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	12,000	17,600
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	12,000	28,784	38,279
	$58,733	$76,236	$90,191

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement with an arm’s length party (Note 14).

8. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 (2019 - $10,000) is owing and is due on demand.

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units of the Company at $0.05 per unit in respect to the Company’s announced financing for mineral exploration work expenditures located in the Province of British Columbia. Each unit shall consist of one common share and one share purchase warrant exercisable at $0.10 per share for two years. As at December 31, 2020, no securities have been issued.

9. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2020, the balance payable is $103,924 (2019 - $103,924).

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
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

10. CONVERTIBLE DEBENTURES FINANCING (Continued)

During the year ended December 31, 2020, the Company recorded interest expense of $30,000 (2019 - $30,000). As of December 31, 2020, $250,000 of the convertible debentures are outstanding and are past due plus accrued interest of $179,589 (2019 - $149,589). These convertible debentures are in default.

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

During the year ended December 31, 2020, the Company recorded interest expense of $15,000 (2019 - $15,000). As of December 31, 2020, $100,000 of the convertible debentures are outstanding and are past due plus accrued interest of $109,602 (2019 - $94,602). One convertible debenture is in default and another convertible debenture has been extended indefinitely.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2018	$549,191	$33,706	$582,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2019	594,191	33,706	627,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2020	$639,191	$33,706	$672,897

11. CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2020, there are no preferred shares issued.

(b)	Issued

As of December 31, 2020, there are 7,292,709 common shares issued and outstanding.

During the year ended December 31, 2020, the Company issued 100,000 common shares at $0.075 per share to Eagle Plain pursuant to the Acacia Property Option Agreement (Note 5).

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

During the year ended December 31, 2019, the Company issued 100,000 common shares at $0.075 per share to Eagle Plains pursuant to the Acacia Property Option Agreement (Note 5).

During the year ended December 31, 2019, Jackpot sold 3,400,000 common shares of the Company through the facilities of the Exchange. As at December 31, 2020, Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

(c)	Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2017	5,428,318	$0.12
Issued	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December 31, 2018	4,824,985	$0.12
Balance, December, 2019 and 2020	4,824,985	$0.12

As of December 31, 2020, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985

 4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2020 is 1.65 years (2019 – 2.65 years).

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2020, there were no stock options outstanding (2019 – Nil).

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

12. CHANGES IN NON-CASH WORKING CAPITAL

	2020	2019	2018
GST receivable	$78	$273	$1,206
Accounts payable and accrued liabilities	226,068	15,622	(11,261)
Due to related parties	137,796	109,235	47,565
	$88,350	$125,130	$37,510
Supplemental information
Non-cash items
Interest expense included in convertible debt	$45,000	$45,000	$45,000
Interest expense included in due to related parties	$3,961	$5,452	$4,312
Shares issued for mineral property interests	$7,500	$7,500	$—

13. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rates of 27.00% and 26.00% to income before income taxes.

For the years ended December 31,	2020	2019	2018
Loss before income taxes	$133,379	$147,137	$160,856
Statutory income tax rate	27.00%	27.00%	26.00%
Expected income tax benefit	36,012	39,727	43,431
Items not deductible for income tax purposes	—	(8)	(82)
Effect of change in tax rates	—	—	80,776
Underprovided in prior years	97,367	107,695	13,017
Unrecognized benefit of deferred tax assets	(133,379)	(147,414)	(137,142)
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

For the years ended December 31,	2020	2019
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,218,481	4,085,102
Capital losses carried forward	993,649	999,649
Unrecognized deductible temporary differences	$8,567,138	$8,439,759

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

13. INCOME TAXES (Continued)

At December 31, 2020, the Company has non-capital losses of $4,218,000 (2019 - $4,085,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	336,000
2032	122,000	122,000
2033	213,000	213,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	284,000
2037	184,000	184,000
2038	161,000	161,000
2039	147,000	147,000
2040	133,000	—
	$4,218,000	$4,085,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

14. COMMITMENTS

(a)	During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement had a three-year term with a commencement date of August 1, 2017. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum.

In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company entered into an amending agreement whereby the Company shall have no further responsibilities, obligations or commitments in respect to the Office Lease Agreement. Under the amending agreement, the Company is required to pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(b)	The Company had an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and subsequently on May 1, 2020, the agreement was further extended which expires on April 30, 2021. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes.

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

15. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2020. The Company is not subject to externally imposed capital requirements.

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

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

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

37 CAPITAL INC.
Notes to Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2020, the Company had cash of $9 (2019 - $38) available to apply against short-term business requirements and current liabilities of $1,337,235 (2019 - $1,203,963). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2020, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand. Liquidity risk is assessed as high.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2020, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

17. SUBSEQUENT EVENTS

(a)	On January 4, 2021, a total of 500,000 share purchase warrants exercisable at $0.135 per share expired unexercised (Note 11).

(b)	On January 15, 2021, Company issued 400,000 flow-through units for proceed of $200,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years.

(c)	On January 25, 2021, the Company issued 14,787,030 common shares of the Company at a deemed price of $0.05 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Financial Statements for the

Year ended December 31, 2020

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2020 and 2019 and the notes thereto.

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

The following information is prepared as at April 30, 2021.

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

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

Pursuant to the policies of the Canadian Securities Exchange, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

Selected Annual Information

Selected annual information from the financial statements (audited) for the three years ended December 31, 2020, 2019 and 2018 is shown in the following table:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	0	0	0
Interest income	0	0	0
Expenses	(133,379)	(147,137)	(160,856)
Basic and diluted loss per common share before other items	(0.02)	(0.02)	(0.02)
Comprehensive loss	(133,379)	(147,137)	(160,856)
Total assets	40,573	33,180	2,960
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

For the year ended December 31, 2020:

•	The Company’s operating expenses were $133,379 as compared to $147,137 for the corresponding period in 2019 and as compared to $160,856 for the corresponding period in 2018.

~~•~~	The Company recorded a comprehensive loss of $133,379 as compared to a comprehensive loss of $147,137 during the corresponding period in 2019 and as compared to a comprehensive loss of $160,856 during the corresponding period in 2018.

•	The Company’s basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.02 during the corresponding period of 2019 and as compared to a basic and diluted loss of $0.02 during the corresponding period in 2018.

•	The Company’s total assets were $40,573 as compared to $33,180 during the corresponding period in 2019 and as compared to $2,960 during the corresponding period in 2018..

•	The Company’s total liabilities were $1,337,235 as compared $1,203,963 during the corresponding period in 2019 and as compared to $1,034,106 during the corresponding period in 2018.

•	The Company had a working capital deficiency of $1,336,664 as compared to a working capital deficiency of $1,203,285 during the corresponding period in 2019 and as compared to a working capital deficiency of $1,031,148 during the corresponding period in 2018.

The Company is presently not a party to any legal proceedings whatsoever.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party, and during the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2020 Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022. Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot and the Company’s President and CEO, on January 25, 2021 the Company issued 14,787,030 common shares of the Company at a deemed price of $0.05 per common share (the “Debt Settlement Shares of the Company”). On January 25, 2021, Jackpot acquired 2,986,900 Debt Settlement Shares of the Company and the Company’s President and CEO acquired a total of 3,076,975 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 3,036,885 commons shares of the Company representing 13.51% of the Company’s issued and outstanding common shares, and the Company’s President & CEO owns directly and indirectly 3,190,195 commons shares of the Company representing 14.19% of the Company’s issued and outstanding common shares. The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

At the Company’s Annual General Meeting, which was held on November 20, 2020, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During June 2019, the Board of Directors of the Company passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. As of the date of this MD&A, the share consolidation and the name change of the Company have not taken place.

During 2019 the Company had intended to issue up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 which the Company intends to incur towards mineral exploration work expenditures in the Province of British Columbia during the Company’s 2021 fiscal year. As such, the Company has issued 400,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period expiring on May 16, 2021.

Mineral Properties

1.  Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000. As at the date of this MD&A, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

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

3. Acacia Property

On September 30, 2019, the Company entered into and has executed a Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) in respect to the Acacia Property (the “Acacia Property Option Agreement”) whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years.

During November 2019, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which were subject to a hold period which expired on February 5, 2020.

On October 15, 2020, the Company entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) whereby the Company a) shall issue to Eagle Plains 50,000 common shares in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) shall issue to Eagle Plains an additional 50,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement and c) has made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement. All the other terms and conditions of the Acacia Property Option Agreement shall remain unchanged and shall be in full force and effect. Consequently, on October 16, 2020, the Company issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which were subject to a hold period which expired on February 17, 2021.

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

Fourth Quarter (December 31, 2020)

During the three months [fourth quarter] period ended December 31, 2020:

•	The Company had a comprehensive loss of $45,030 or $0.01 per share as compared to comprehensive loss of $46,782 or $ 0.01 per share during the same three-month period (fourth period) ended December 31, 2019 and as compared to a comprehensive loss of $45,671 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2018.

•	The Company’s Operating costs were $45,030 as compared to $46,782 for the same period in 2019 and as compared to $45,671 for the same period in 2018.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(45,030)	(26,138)	(40,326)	(21,885)
Loss per common share	(0.01)	(0.00)	(0.01)	(0.00)

For the Quarterly Periods ended:	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(46,782)	(32,518)	(30,513)	(37,324)
Loss per common share	(0.01)	(0.00)	(0.00)	(0.01)

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
  In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interests in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.
78

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2021, the Company shall require at least $400,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As of December 31, 2020:

•	the Company’s total assets were $40,573 as compared to $33,180 for the year ended December 31, 2019 and as compared to $2,960 for the year ended December 31, 2018.

•	the Company’s total liabilities were $1,337,235 as compared to $1,203,963 for the period ended December 31, 2019 and as compared to $1,034,106 for the year ended December 31, 2018.

•	the Company had $9 in cash as compared to $38 in cash for the year ended December 31, 2019 and as compared to $2,045 in cash for the year ended December 31, 2018.

•	the Company had GST receivable in the amount of $562 as compared to $640 for the year ended December 31, 2019 and as compared to $913 for the year ended December 31, 2018.

Shares for Debt Financing

Pursuant to debt settlement agreements dated December 11, 2020 totaling the amount of $739,351.50 between the Company and certain creditors, on January 25, 2021, the Company issued 14,787,030 common shares of the Company (the “Debt Settlement Shares of the Company”) at a deemed price of $0.05 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company. The Debt Settlement Shares of the Company are subject to a hold period which expires on May 26, 2021.

Private Placement Financing

There were no private placement financings during the year ended December 31, 2020, 2019 and 2018.

Subsequent to the year-ended December 31, 2020, the Company issued 400,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period expiring on May 16, 2021.

Warrants

As at December 31, 2020, a total of 4,324,985 warrants with exercise price of $0.12 per warrant share and 500,000 warrants with exercise price of $0.135 per warrant share were outstanding. Subsequent to the year-ended December 31, 2020, a total of 500,000 warrants exercisable at the price of $0.135 per warrant share expired unexercised, and a total of 400,000 warrants exercisable for a period of two years at the price of $0.10 per warrant were issued.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

The Company had borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 2,078,484 common shares of the Company at a deemed price of $0.05 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company had refunded $35,000. As of December 31, 2020, the remaining $10,000 (2019 - $10,000) was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 200,000 common shares of the Company at a deemed price of $0.05 per shares in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 400,000 flow-through units of the Company at $0.05 per unit in respect to the Company’s announced financing. Subsequent to the year ended December 31, 2020, the Company issued 400,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. The securities issued are subject to a hold period expiring on May 16, 2021.

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

During the year ended December 31, 2020, the Company recorded interest expense of $30,000 (2019 - $30,000) (2018-$30,000). As of December 31, 2020, $250,000 of the convertible debentures are outstanding and are past due plus accrued interest of $179,589 (2019 - $149,589) (2018-$119,589). As of December 31, 2020 and as of the date of this MD&A, the two convertible debentures are in default.

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

During the year ended December 31, 2020, the Company recorded interest expense of $15,000 (2019 - $15,000) (2018 - $15,00). As of December 31, 2020, $100,000 of the convertible debentures are outstanding and are past due plus accrued interest of $109,602 (2019 - $94,602) (2018 - $79,602). One convertible debenture in the amount of $100,000 was in default and another convertible debenture was extended indefinitely. Pursuant to debt settlement agreements dated December 11, 2020 with the Company and the two debenture holders, on January 25, 2021, the Company issued a total of 4,167,044 common shares of the Company to the two debenture holders in full settlement of debts totalling the amount of $208,352.20 (the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

Stock Options

As at December 31, 2020, there were no outstanding stock options (December 31, 2019 – Nil) (December 31, 2018 – Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The Annual Audited Financial Statements for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Financial Statements for the year ended December 31, 2020.

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

During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement had a three-year term with a commencement date of August 1, 2017. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company entered into an amending agreement whereby the Company shall have no further responsibilities, obligations or commitments in respect to the Office Lease Agreement. Under the amending agreement, the Company is required to pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

As at December 31, 2020, 2019 and 2018, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2020	2019	2018
Advances from directors (interest at prime plus 1%)	$153,290	$160,643	$93,391
Entities controlled by directors (non-interest-bearing)	155,646	130,444	88,461
	$308,936	$291,087	$181,852

Included in convertible debentures and accrued interest is $429,589 (2019 - $399,589) (2018 - $369,589) owing to the Chief Executive Officer and to a former director of the Company.

During the years ended December 31, 2020, 2019 and 2018, the following amounts were charged by related parties.

	2020	2019	2018
Interest charged on amounts due to related parties	$3,961	$5,452	$4,312
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	17,600
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	12,000	28,784	38,279
	$57,961	$76,236	$90,191

Pursuant to Debt Settlement Agreements dated December 11, 2020 with Jackpot, Jake Kalpakian, Kalpakian Bros. and 30 Rock Management Inc. (“30 Rock”), a private company controlled by Jake Kalpakian, during January 2021 the Company issued 2,986,900 common shares of the Company to Jackpot; 419,896 common shares to Jake Kalpakian; 1,508,261 common shares to Kalpakian Bros. and 1,148,818 common shares of the Company to 30 Rock (collectively the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company are subject to a hold period expiring on May 26, 2021.

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

At December 31, 2020, the Company had cash of $9 (2019 - $38) (2018 -$2,045) available to apply against short-term business requirements and current liabilities of $1,337,235 (2019 - $1,203,963) (2018 - $1,034,106). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of the date of this MD&A, two convertible debentures are in default.

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2020, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2020 and 2019.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 30, 2021	22,479,739	Nil	N/A	N/A
Warrants as at April 30, 2021	4,324,985 400,000	Nil	Cdn $0.12 Cdn $0.10	November 2, 2022 January 15, 2023
Fully Diluted as at April 30, 2021	27,204,724	Nil

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

Exhibit 99.1*

37 CAPITAL INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule I

December 31, 2020

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books
Nil	Nil	Nil	Nil	Nil

Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2020
Jackpot Digital Inc.	$(130,444)	(25,200)	0	0	(155,644)
Jacob H. Kalpakian	(160,643)	0	7,353	0	(153,290)

2019
Jackpot Digital Inc.	$(88,461)	(41,983)	0	0	(130,444)
Jacob H. Kalpakian	(93,391)	(67,252)	0	0	(160,643)
Kalpakian Bros. of B.C. Ltd.	0	0	0	0	0

2018
Jackpot Digital Inc.	$(29,852)	(58,609)	0	0	(88,461)
Jacob H. Kalpakian	(104,435)	(21,962)	33,006	0	(93,391)
Kalpakian Bros. of B.C. Ltd.	0	0	0	0	0

Exhibit 99.3*

37 CAPITAL INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2020
Property, plant & equipment
Machinery & equipment	0	0	0	0	0
Accumulated amortization
Machinery and equipment	0	0	0	0	0

2019
Property, plant & equipment
Machinery & equipment	0	0	0	0	0
Accumulated amortization
Machinery and equipment	0	0	0	0	0

2018
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

I, Jacob H. Kalpakian, certify that:

1. I have reviewed this Annual Report on Form 20-F (2020) of 37 Capital Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: May 15, 2021

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

Rule 13a-14(b) and Section 1350 of Chapter 63

of Title18 of the United States Code (18 U.S.C. 1350).

I, Neil Spellman, certify that:

1. I have reviewed this Annual Report on Form 20-F (2020) of 37 Capital Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: May 15, 2021.

“Neil Spellman”

Neil Spellman

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of 37 Capital Inc., (the "Company") on Form 20-F for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacob H. Kalpakian, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signed this 15th day of May, 2021.

37 Capital Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President & Chief Executive Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2020) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President & Chief Executive

Dated this 15th day of May, 2021.

