Form 20-F
period 2021-12-31
37 CAPITAL INC
filed 2022-05-16
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______

Commission file number 000-16353

37 CAPITAL INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation or organization)

Suite 303, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Jacob Kalpakian, (604) 681-0204, (604) 681-9428, Suite 303, 570 Granville Street, Vancouver, BC, Canada V6C 3P1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to  Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,495,947 common shares as of December 31, 2021. No preferred shares issued and outstanding.

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
Emerging growth company ☐

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes☒ No ☐

1

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2021

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman* Carlsbad, CA, USA	CFO & Director
Bedo H. Kalpakian*[1] , Delta, British Columbia, Canada	Director
Gregory T. McFarlane*, Washington, Utah, USA	Director
Maria P. Arenas Surrey, British Columbia, Canada	Corporate Secretary

*Members of the Audit Committee

1Bedo Kalpakian was appointed to the Board of Directors on May 25, 2021

Fred Tejada stepped down from the Board of Directors on May 1, 2021.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2021, 2020, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. All common shares and per share amounts included in this Annual Report on Form 20-F (2021) have been restated to give retroactive effect to the 5:1 share consolidation, which took effect on June 20, 2021 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2021, 2020, 2019, 2018 and 2017 have been prepared in accordance with IFRS.

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Operating Revenue	$0	0	0	0	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(1,044,863)	(133,379)	(147,137)	(160,856)	(183,934)
Basic and diluted loss per common share before other items	$(0.24)	(0.09)	(0.10)	(0.12)	(0.14)
Total Assets	$2,113	40,573	33,180	2,960	3,012
Capital Stock	$27,511,269	25,864,950	25,857,450	25,849,950	25,770,450
Number of common shares at year-end	$4,495,947	1,458,542	1, 438,542	1,418,542	1,298,542
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Bank of Canada Exchange Rates

	Monthly High ($)(1)	Monthly Low ($)(1)
July 2021	0.8102	0.7838
August 2021	0.8002	0.7778
September 2021	0.7988	0.7795
October 2021	0.8111	0.7903
November 2021	0.8085	0.7817
December 2021	0.7910	0.7727

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2021	For Year Ended December 31, 2020	For Year Ended December 31, 2019	For Year Ended December 31, 2018	For Year Ended December 31, 2017
Average rate ($)(2)	0.7980	0.7461	0.7560	0.7446	0.7708
High ($)(3)	0.8306	0.7863	0.7699	0.7581	0.8245
Low ($)(3)	0.7727	0.6898	0.7393	0.7330	0.7276

(2) The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3) The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2021, the US $1.00 was equal to Cdn $0.7888.

Item 3.D. Risk Factors

The Company and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

1). RISKS RELATED TO THE COMPANY’S BUSINESS

- Regulations: Mineral exploration programs are subject to extensive federal, provincial and local laws and regulations governing such exploration, development and operation of mining activities as well as the protection of the environment, including laws and regulations relating to obtaining permits to mine, protection of air and water quality, hazardous waste management, mine reclamation and the protection of endangered or threatened species.

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

- Fluctuating Metal Prices: The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation or deflation, currency exchange rate fluctuations, interest rates fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the prices of metals determines the economic viability of exploration projects, which cannot be accurately predicted.

 - Environmental Factors: Should the Company decide to conduct any mineral exploration work then all phases of the Company's mineral exploration work shall be subject to environmental regulations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

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

- Revenues and Dividends: The Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2017, 2018, 2019, 2020 and 2021. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

- Covid-19 Pandemic - In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration work on its Extra High mineral property in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

- Tax Considerations – Persons considering the purchase of the Company’s common shares should consult their tax advisors with regard to the application of Canadian, U.S. and other tax laws to their particular situation.

-  Investment in Mexican Gaming Company: The Company has determined that it will not recover its investment in the Mexican gaming company.

- The Company’s investment in its mineral exploration property: Changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its Extra High mineral exploration property. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company shall lose its investment in the Company’s Extra High mineral exploration property.

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

On April 4, 1985, the Company's common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company's shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company's shares have been listed for trading on the OTC Bulletin Board and were listed for trading on the OTCQB tier of the OTC Markets Group Inc. (“OTCQB) until June 1, 2020. Presently, the Company’s shares are listed for trading on the PINK Sheets on the OTC Markets. Effective November 29, 1999 the Vancouver Stock Exchange became known as the Canadian Venture Exchange (hereinafter referred to as the “CDNX”) as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001.

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

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the shares of 37 Capital started trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares was 88429G102.

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

On June 15, 2021, the Company’s share capital was consolidated on the basis of 5 (old) common shares for 1 (new) common share. As a result of the consolidation, the shares of the Company commenced trading on a consolidated basis in Canada on the CSE under the symbol “JJJ.X”, and in the U.S.A. the shares of 37 Capital are listed for trading on the PINK Sheets on the OTC market under the trading symbol “HHHEF. The Cusip number of the Company’s common shares is 88429G201.

Since its incorporation, the Company has been engaged primarily in the identification, acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time from 1991 to 1994, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral properties located in the Province of Ontario. Furthermore, the Company had entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). The Property Option Agreement and the Amendment Agreement to the Property Option Agreement in respect to the Acacia Property were mutually terminated as of November 1, 2021. The principal business of 37 Capital is in mineral exploration. The Compan’'s ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Compan’'s securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets or through the issusance of the Company’s securities.

Arrangement Agreement

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”).

At the Company’s annual and special meeting which was held on June 4, 2015 (see Exhibit 12–- Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

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

Effective as of August 1, 2021, the Company’s office is located at Suite 303, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The telephone number is (604) 681-1519 (ext. 6105) and the telefax number is (604) 681-9428. The contact person is Jake H. Kalpakian.

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

Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company is entitled to receive a one-half percent (1/2%) gross receipts royalty interest from certain lithium mineral properties located in the Province of Ontario after six months from the date of commencement of commercial production. Furthermore, the Company had entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). By mutual consent, the Property Option Agreement and the Amendment Agreement to the Property Option Agreement were terminated effective November 1, 2021. The principal business of 37 Capital is in mineral exploration. However, the Company had a minority investment in a non-mining related project located in Mexico. The Company has determined that it will not recover its investment in the non-mining related project located in Mexico.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K at the following link:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000825171&owner=exclude&count=40 will give you direct access to the Company’s filings.

Presently, 37 Capital is seeking opportunities of merit to get involved with. It should be noted that there are no assurances whatsoever that 37 Capital shall be successful in its attempts of seeking opportunities of merit.

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

As a result of the completion of the Consulting Agreements, 27 Red and 4 Touchdowns are are no longer related to the Company.

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

Neither the Company nor the operator of the Extra High Claims had incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Claims during the years 2018, 2019, 2020, 2021 however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

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

As at December 31, 2018, the Company held a 33% undivided interest in the Extra High Claims.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months (unpaid) from the closing date. Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5 – Incorporated by reference). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021. On December 1, 2021, the Deputy Chief Gold Commissioner of the Government of British Columbia granted the request by the Company to extend the expiry date of the Extra High mineral claims until July 31, 2022.

In addition to the 0.5% NSR Royalty payable to Colt, the Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 as the Company has decided not to conduct any further exploration work on the Extra High Property.

As of the date of this Annual Report, the Company holds a 100% undivided interest in the Extra High Claims.

The Extra High Claims are located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2022/JUL/31
509961	Extra High	121.664	2005/MAR/31	082M	2022/JUL/31
509969	Extra High	344.834	2005/MAR/31	082M	2022/JUL/31
510214	Extra High	40.557	2005/APR/05	082M	2022/JUL/31
510215	Extra High	81.124	2005/APR/05	082M	2022/JUL/31
Total:		650

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

II. Acacia Property, Adams Plateau, British Columbia

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia PropertyNI 43-101 Technical Report;
•	Incur of a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wishes to continue with the Option Agreement.

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following were the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement which was not incurred by the Company.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000.

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

IV. Investment in Mexican Gaming Company

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment in Mexico and recorded impairment of $799,999 on the investment due to nominal royalty payments received (see Exhibit 10.13 – Incorporated by reference). On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2021, 2020 and 2019 which are in accordance with IFRS:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(1,044,863)	(133,379)	(147,137)
Basic and diluted loss per common share before other items	(0.24)	(0.09)	(0.10)
Comprehensive loss	(1,044,863)	(133,379)	(147,137)
Total assets	2,113	40,573	33,180
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

 In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2021:

•	The Company’s operating expenses were $1,044,863 as compared to $133,379 for the corresponding period in 2020 and as compared to $147,137 for the corresponding period in 2019.
•	The Company recorded a comprehensive loss of $1,044,863 as compared to a comprehensive loss of $133,379 for the corresponding period in 2020 and as compared to a comprehensive loss of $147,137 during the corresponding period in 2019.
•	The Company’s basic and diluted loss per common share was $0.24 as compared to a basic and diluted loss of $0.09 during the corresponding period in 2020 and as compared to a basic and diluted loss of $0.10 during the corresponding period in 2019.
•	The Company’s total assets were $2,113 as compared to $40,573 during the corresponding period in 2020 and as compared to $33,180 during the corresponding period in 2019.
•	The Company’s total liabilities were $697,319 as compared to $1,337,235 during the corresponding period in 2020 and as compared $1,203,963 during the corresponding period in 2019.
•	The Company had a working capital deficiency of $695,206 as compared to a working capital deficiency of $1,336,664 during the corresponding period of 2020 and as compared to a working capital deficiency of $1,203,285 during the corresponding period in 2019.

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

On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and Kape Family Holdings Inc. (“Kape Holdings”) (formerly JAMCO Capital Partners Inc.) whereby the outstanding debt in the amount of $53,024.40 was assigned to Kape Holdings. The Company has acknowledged this assignment to Kape Holdings and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. Kape Holdings is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

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

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at a price of $0.60 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018 (see Exhibit 10.18- Incorporated by reference). During September 2018, Jackpot sold 160,000,000 units of 37 Capital to Kape Holdings. As at December 31, 2018 Jackpot owned 689,997 common shares in the capital of the Company representing approximately 48.64% of the then Company’s issued and outstanding common shares. During the nine months ended September 30, 2019 Jackpot sold 680,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2019 Jackpot owned 9,997 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot and the Company’s President and CEO, on January 25, 2021 the Company issued 2,957,406 common shares of the Company with a fair value of $0.55 per common share (the “Debt Settlement Shares”)(see Exhibit 10.20 – Incorporated by reference). On January 25, 2021, Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired a total of 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 commons shares of the Company representing 13.51% of the Company’s issued and outstanding common shares, and the Company’s President & CEO owns directly and indirectly 439,039 common shares of the Company representing 9.76% of the Company’s issued and outstanding common shares. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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

Effective as of May 1, 2021, Fred A.C. Tejada resigned from the Board of Directors of the Company, and effective as of May 25, 2021, Bedo H. Kalpakian was appointed as a director of the Company.

At the Company’s Annual General Meeting, which was held on December 3, 2021, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During December 2019, the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company has only been able to raise the amount of $20,000 which the Company intended to incur towards mineral exploration work expenditures during the Company’s 2021 fiscal year. As such, the Company has issued 80,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period expiring on May 16, 2021. As of the date of this Annual Report, the Company has not incurred the mineral exploration work expenditures in the amount of $20,000.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(969,942)	(24,056)	(30,952)	(19,913)
Loss per share	(0.22)	(0.01)	(0.01)	(0.01)

For the Quarterly Periods ended:	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(45,030)	(26,138)	(40,236)	(21,885)
Loss per share	(0.01)	(0.02)	(0.03)	(0.02)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2022, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

 As at December 31, 2021:

•	the Company’s total assets were $2,113 as compared to $40,573 for the year ended December 31, 2020 and as compared to $33,180 for the year ended December 31, 2019.
•	the Company’s total liabilities were $697,319 as compared to $ $1,337,235 for the period ended December 31, 2020 and as compared to $1,203,963 for the period ended December 31, 2019.
•	the Company had $1,611 in cash as compared to $9 in cash for the year ended December 31, 2020 and as compared to $38 in cash for the year ended December 31, 2019.
•	the Company had GST receivable in the amount of $502 as compared to $562 for the year ended December 31, 2020 and as compared to $640 for the year ended December 31, 2019.

Shares for Debt Financing

Pursuant to debt settlement agreements dated December 11, 2020 totaling the amount of $739,351.50 between the Company and certain creditors, on January 25, 2021 (see Exhibit 10.20 – Incorporated by reference), the Company issued 2,957,406 common shares of the Company (the “Debt Settlement Shares of the Company”) at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021. The fair value of the 2,957,406 common shares was $1,626,573. As a result, the Company recorded a loss on debt settlement of $887,222.

Private Placement Financing

There were no private placement financings during the year ended December 31, 2020 and 2019.

 During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 80,000 flow- through units of the Company at $0.25 per unit, each unit consisting of one common share and one share purchase warrant exercisable at $0.50 per share for two years. On January 15, 2021, the Company issued 80,000 flow-through units of the Company at $0.25 per unit. The securities issued were subject to a hold period which expired on May 16, 2021.

Warrants

As at December 31, 2021, a total of 944,997 warrants with exercise prices ranging from of $0.50 per warrant share to $0.60 per warrant share were outstanding.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

 The Company had borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 415,697 common shares of the Company with a fair value of $0.55 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Company recognized a loss of $124,709. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Refundable Subscription

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non brokered private placement totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was owing and was due on demand. On January 25, 2021, the $10,000 was settled by the issuance of 40,000 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. A loss of $12,000 was recognized by the Company. The common shares issued were subject to a hold period which expired on May 26, 2021.

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

On October 29, 2021 the Company entered into an Addendum (see Exhibit 10.15.1* - Attached) to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

At December 31, 2021, the Company recorded interest expense of $30,000 (2020 - $30,000). As of December 31, 2021, $250,000 of the convertible debentures are outstanding plus the accrued interest of $209,589 (2020 - $179,589) (2019 - $149,589).

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000. The convertible debentures had a maturity date of 18 months from the date of closing, and bore interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of

$61,928 has been recorded under the equity portion of convertible debentures.

During the year ended December 31 2021, the Company recorded interest expense of $nil (2020 - $15,000) (2019 - $15,000). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023. The common shares issued were subject to a hold period which expired on May 26, 2021.

Stock Options

As at December 31, 2021, there were no outstanding stock options (December 31, 2020 – Nil) (December 31, 2019 - Nil). As of the date of this Annual Report, there are no outstanding stock options.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has two convertible debentures totalling $250,000 plus accrued interest, which have been extended indefinitely (see Exhibit 10.15. 1* - Attached). The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Obligations pursuant to the 2015 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference). During the year ended December 31, 2021, the Company entered into Debt Settlements Agreements to settle certain outstanding debts and loans (see Exhibit 10.20 – Incorporated by reference).

Furthermore, pursuant to the Property Purchase Agreement with Colt, the Company is obligated to pay $75,000 (unpaid as of the date of this Annual Report). to Colt within eighteen months from the closing date of the Property Option Agreement (see Exhibit 10.11.5 – Incorporated by reference).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2021, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1) Vancouver, B.C. Canada	President, CEO and Director	October 18, 1968	President & CEO	April 2017 to Present
			Vice President of Registrant;	1991 to April 2017
			President of Jackpot Digital Inc. (“Jackpot”)	1991 to Present
			CEO of Jackpot	2004 to Present
			President of Yo Eleven Gaming Inc.	June 2021 to Present
Neil Spellman*(2) Carlsbad, CA, USA	CFO & Director	January 24, 1953	Director of the Registrant CFO of the Registrant	Aug 2016 to Present
			Director of Jackpot	April 2017 to Present
			Senior Vice President of DB Financial	2002 to July 2020
			CFO of Yo Eleven Gaming Inc.	June 2021 to Present
Gregory T. McFarlane* Washington, Utah, USA	Director	November 13, 1968	Director of the Registrant Director of Jackpot	1992 to Present
			Principal of McFarlane Media, LLC (2005)	2005 to Present
			Director of Yo Eleven Gaming Inc.	June 2021 to Present
Bedo H. Kalpakian* (2) Delta, B.C. Canada	Director	May 14, 1946	Director of the Registrant	2021 to Present
			Director of the Registrant	1984 to 2017

Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
			Corporate Secretary of Jackpot	2008 to Present
			Corporate Secretary of Yo Eleven Gaming Inc.	June 2021 to Present

*Members of the Company’s audit committee.

(1) Upon Bedo Kalpakian stepping down as President & CEO, as of April 1, 2017, Mr. Jacob H. Kalpakian was appointed as President & CEO.

(2) Upon Bedo Kalpakian stepping down as CFO, as of April 1, 2017, Mr. Neil Spellman has been appointed as CFO. As of May 25, 2021, Bedo Kalpakian was appointed to the Board of Directors.

All directors serve for a term of one year until the next annual general meeting or until the date of their resignation, whichever occurs first.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Item 6.B. Compensation

On August 1, 2016, the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was terminated by mutual consent (see Exhibits 10.4, 10.4.1, 10.4.2, 10.4.3, 10.4.4, 10.4.5, 10.4.5.6 - Incorporated by reference). The principal of Kalpakian Bros. is Jacob H. Kalpakian, the President, CEO and director of the Company. Bedo H. Kalpakian, former President, CEO, CFO and director of the Company was a principal of Kalpakian Bros. until December 31, 2019.

Pursuant to indemnity agreements dated April 1, 1993, January 7, 2008, August 2 2016, and May 25, 2021 between the Company and each of Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Maria P. Arenas, and Neil Spellman (collectively “the directors and officers”), the Company agreed to indemnify and save the directors and officers, their heirs and personal representatives harmless from and against all costs, charges and expenses arising out of their association with the Registrant. These costs, charges and expenses include any amounts paid to settle an action or to satisfy a judgement brought or found against the directors and/or officers and any amounts paid to settle an administrative action or proceeding provided that the indemnified party has acted in good faith and in the best interests of the Company. The Company Act requires a Court Order to be obtained prior to the Company making payment under the indemnity agreements. To date, the Company has not made any payments under the indemnity agreements.

During 2021, 2020 and 2019, there were no stock options granted to Directors, Officers and Employees.

The Company has no long-term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders. All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms. Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992; Neil Spellman has served as a director since August 2016 and Bedo Kalpakian served as director from 1984 until 2017 and again since May 25, 2021.

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

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. Presently, the Company’s audit committee consists of the following directors; Neil Spellman, Gregory T. McFarlane and Bedo Kalpakian. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see item 14.1).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on December 3, 2021. The Company’s 2021 Annual Information Circular (see Exhibit 13.5 – Incorpoarted by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2021 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	439,039	(1)	9.77%
Gregory T. McFarlane Washington, Utah, USA	25		0.00%
Bedo Kalpakian, Delta, BC, Canada	140,786		3.13%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114		0.002%

Notes: *Based on 4,495,947 issued and outstanding common shares as of December 31, 2021.

(1) Of these common shares, 126,264 are held by 30 Rock Management Inc., 303,656 are held by Kalpakian Bros.and 2,831 are held by a family member.

(2) Kalpakian Bros. and 30 Rock Management Inc. are private companies controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2020 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	22,644	(1)	1.55%
Gregory T. McFarlane Las Vegas, Nevada, USA	25 direct		0.002%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114 direct		0.008%

Notes: *Based on 1,458,542 issued and outstanding common shares as of December 31, 2020.

(1) Of these common shares, 13,000 are held by 30 Rock Management Inc., 2,004 are held by Kalpakian Bros.and 2,831 are held by a family member.

(2) Kalpakian Bros. and 30 Rock Management Inc. are private companies controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2019 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	503,244	(1)	34.98%
Gregory T. McFarlane Las Vegas, Nevada, USA	25 direct		0.002%
Fred A.C. Tejada Surrey, BC, Canada	0		0.00%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114 direct		0.008%

Notes: *Based on 1,438,542 issued and outstanding common shares as of December 31, 2019.

(1) Of these common shares, 493,600 are held by 30 Rock Management Inc., 2,004 are held by Kalpakian Bros. and 2,813 are held by a family member.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 – Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the Annual General Meeting of Shareholders which took place on Wednesday, November 18, 2019 see Exhibit 13.3 – Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, November 20, 2020 (see Exhibit 13.4 - Incorporated by reference) and at the last Annual General Meeting of Shareholders which took place on Friday, December 3, 2021 (see Exhibit 13.5 – Incorporated by reference).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2021, 2020 and 2019 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owned 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. During the twelve months ended December 31, 2019, Jackpot sold a total of 680,000 of the Company’s common shares. As at December 31, 2019 and 2020, Jackpot owned 9,997 common shares of the Company. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022. Subsequent to the year-ended December 31, 2020, Jackpot acquired 2,986,900 additional shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference).

As at December 31, 2021, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	1,317,249	(1)	29.30%
Jackpot Digital Inc., Vancouver, BC	607,377		13.51%

(1) Of these shares, 140,786 common shares are held by Bedo H. Kalpakian directly, 6,288 common shares are held by Jacob H. Kalpakian directly, 737,424 common shares are held by Isabel Kalpakian, 429,920 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 2,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 4,495,947 issued and outstanding common shares as of December 31, 2021.

As at December 31, 2020, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	298,515	(1)	20.47%
Kape Family Holdings Inc. (formerly 87 Capital Inc. & JAMCO Capital Partners Inc.)	160,000		10.97%

(1) Of these shares, 140,786 common shares are held by Bedo H. Kalpakian directly, 4,809 common shares are held by Jacob H. Kalpakian directly, 147,485 common shares are held by Isabel Kalpakian, 495,604 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 2,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 1,458,542, issued and outstanding common shares as of December 31, 2020.

As at December 31, 2019, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	791,515	(1)	55.02%
Kape Family Holdings Inc. (formerly 87 Capital Inc. & JAMCO Capital Partners Inc.)	160,000		11.12%

(2) Of these shares, 140,786 common shares are held by Bedo H. Kalpakian directly, 4,809 common shares are held by Jacob H. Kalpakian directly, 147,485 common shares are held by Isabel Kalpakian, 495,604 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 2,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 1,438,542 issued and outstanding common shares as of December 31, 2019.

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

7.A.2. As of December 31, 2021, the Company had 4,495,947 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 919 outstanding common shares and 2 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and has subsequently been extended up to April 30, 2022. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

As at December 31, 2021 and 2020, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2021	December 31, 2020
Advances from directors (interest at prime plus 1%)	$—	$153,291
Entities controlled by directors (non-interest-bearing)	34,756	155,645
	$34,756	$308,936

Included in convertible debentures and accrued interest is $459,589 (2020 - $429,589) owing to the Chief Executive Officer and to a director of the Company.

During the years ended December 31, 2021, 2020 and 2019, the following amounts were charged by related parties.

	2021	2020	2019
Interest charged on amounts due to related parties	$275	$4,733	$5,452
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	13,901	12,000	28,784
	$56,176	$58,733	$76,236

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

On October 29, 2021 the Company entered into an Addendum (see Exhibit 10.15.1* - Attached) to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

At December 31, 2021, the Company recorded interest expense of $30,000 (2020 - $30,000). As of December 31, 2021, $250,000 of the convertible debentures are outstanding plus the accrued interest of $209,589 (2020 - $179,589).

During the year ended December 31, 2017, the Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 – Incorporated by reference). The Company issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.60 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 160,000 units of 37 Capital to Kape Holdings, an arm’s length party and during 2019 Jackpot sold 680,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2020, Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot and the Company’s President and CEO, on January 25, 2021 the Company issued 2,957,406 common shares of the Company with a fair value of $0.55 per common share (the “Debt Settlement Shares of the Company”) (see Exhibit 10.20- Incorporated by reference). On January 25, 2021, Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired a total of 615,395 Debt Settlement Shares of the Company. As of the date of this Report, Jackpot owns 607,377 common shares of the Company representing 13.51% of the Company’s issued and outstanding common shares, and the Company’s President & CEO owns directly and indirectly 439,039 common shares of the Company representing 9.76% of the Company’s issued and outstanding common shares. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman are directors of both the Company and Jackpot.

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2020, the Company and Jackpot renewed the office support services agreement and expired on April 30, 2022. The agreement has been further renewed for a period of four months until August 31, 2022.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTCQB of the OTC Markets Group and on the Frankfurt Stock Exchange. Jacob H. Kalpakian is an officer, director and shareholders of Jackpot and Gregory T. McFarlane and Neil Spellman are directors of Jackpot. Bedo H. Kalpakian was a director and officer of the Company and was an officer and director of Jackpot. As of May 25, 2021, Bedo Kalpakian was appointed to the Board of Directors of the Company.
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder is Jacob H. Kalpakian, director of the Company; - Yo Eleven Gaming Inc. (“Yo Eleven”), a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian, Neil Spellman and Greg McFarlane are directors of Yo Eleven and Maria Arenas is the Corporate Secretary of Yo Eleven;
-	BHK Management Inc., was a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which was Bedo H. Kalpakian, who is currently a director of the Company;
-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;
-	Colt Resources Inc. (“Colt”), is a public company. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;
-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;
-	Green Arrow Resources Inc. (“Green Arrow”) is a public company listed on the TSX Venture Exchange. Jacob H. Kalpakian was a former President and director of Green Arrow from April 2012 until November 2017. Neil Spellman and Bedo Kalpakian were also former directors of Green Arrow until March 14, 2017 and November 30, 2017, respectively.
-	27 Red Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 27 Red Capital Inc.
-	4 Touchdowns Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 4 Touchdowns Capital Inc.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2021, are included in Item 17 of this Annual Report.

Item 8.A.7. Legal Proceedings

On January 17, 2017 a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

On February 21, 2017 an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and Kape Holdings whereby the outstanding debt in the amount of $53,024.40 was assigned to Kape Holdings. The Company had acknowledged this assignment to Kape Holdings and agreed to adjust the Company’s financial accounts and records to reflect this assignment. Kape Holdings is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. And Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company was discontinued. On January 25, 2021, the Company issued 212,098 common shares to Kape Holdings in settlement of the $53,023.40 pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference).

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

During 2018, Jackpot owned 689,997 common shares of the Company which represented 48.64% of the Company’s then issued and outstanding common shares as at December 31, 2018. As such, Jackpot had direct control of the Company. During the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. As at December 31, 2020, Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. On January 25, 2021, Jackpot acquired additional 597,380 common shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference).

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

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and the Company’s share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5. As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CSE under the symbol “HHH” and in the USA, the shares of High 5 commenced trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares was 42966V105.

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the trading symbol of the Company’s shares remains unchanged on the OTCQB and trade under the symbol “HHHEF”. The Cusip number of the Company’s common shares was 88429G102.

On June 21, 2019 the CSE deemed that the Company is inactive pursuant to the policies of the CSE, as a result the CSE changed the Company’s trading symbol to “JJJ.X”. The Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market under the trading symbol “HHHEF”.

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in this Report are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

 The following tables set forth the market price range and trading volumes of the common shares of the Company on the OTC Pink Sheets and on the CSE for the periods indicated.

OTC Pink Sheets – OTC Markets Group

Trading Range

	U.S.$ High	U.S.$ Low	Volume
Five Most Recent Financial Years
2017	n/a	n/a	n/a
2018	2.60	0.50	2,738
2019	0.76	0.25	2,184
2020	0.2805	0.1205	1,605
2021	0.8415	0.03	43,621

Two Most Recent Financial Years
Year 2020
Jan 1 – Mar 31	0.189	0.1435	631
Apr 1 – Jun 30	0.25	0.1205	800
Jul 1 – Sept 30	0.2805	0.25	143
Oct 1 – Dec 31	0.2105	0.2105	30

Year 2021
Jan 1 – Mar 31	.6805	0.271	1764
Apr 1 – Jun 30	0.8415	0.225	36859
Jul 1 – Sept 30	0.207	0.1771	4952
Oct 1 – Dec 31	0.19	0.03	46

CSE

Canadian Stock Exchange

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2017	1.00	0.60	700
2018	1.50	0.50	115,031
2019	1.45	0.05	892,666
2020	0.30	0.05	286,344
2021	1.15	0.25	1,306,227

Two Most Recent Financial Years
Year 2020
Jan 1 – Mar 31	0.25	0.05	884,091
Apr 1 – Jun 30	0.25	0.15	37,500
Jul 1 – Sep 30	0.75	0.25	449,345
Oct 1 – Dec 31	0.30	0.25	60,787

Year 2021
Jan 1 – Mar 31	1.15	0.25	168,629
Apr 1 – Jun 30	0.45	0.25	205,502
Jul 1 – Sep 30	0.35	0.175	805,479
Oct 1 – Dec 31	0.21	0.18	126,617

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

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and the Company’s share capital was consolidated on the basis of 15 (old) shares of Kokomo for 1 (new) share of High 5. As a result, the shares of Kokomo were de-listed from trading and the shares of High 5 commenced trading in Canada on the CSE under the symbol “HHH” and in the USA, the shares of High 5 commenced trading on the OTCQB under the symbol “HHHEF”. The Cusip number of the Company’s common shares was 42966V105.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. (“37 Capital”) and consolidated its share capital on the basis of one new 37 Capital common share for every six old High 5 common shares (1:6). As a result, the Company’s trading symbol on the CSE is “JJJ” and in the USA, the trading symbol of the Company’s shares remains unchanged on the OTCQB and trade under the symbol “HHHEF”. The Cusip number of the Company’s common shares was 88429G102.

On June 21, 2019 the CSE deemed that the Company is inactive pursuant to the policies of the CSE, as a result the CSE changed the Company’s trading symbol to “JJJ.X”. The Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020.

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. Presently, the Company’s common shares are listed for trading on the CSE under the trading symbol to “JJJ.X”, and on the the PINK Sheets on the OTC market under the trading symbol “HHHEF”.

ITEM 10. ADDITIONAL INFORMATION

Item 10. A. Share Capital

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share.

On July 7, 2014, the Company’s name was changed to 37 Capital Inc. (“37 Capital”), its share capital was consolidated on the basis of 6 (old) shares of High 5 for 1 (new) share of 37 Capital.

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

 The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 4,495,947 common shares are issued and outstanding as of December 31, 2021. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 16, 2022	4,495,947	Nil	N/A	N/A
Warrants as at May 16, 2022	864,997	Nil	Cdn $0.60	November 2, 2022
	80,000	Nil	Cdn $0.50	January 15, 2023
Fully Diluted as at May 16, 2022	5,440,944	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2021, 2020 and 2019:

Warrants activity for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2018	964,997	$0.60
Balance, December 31, 2019 and 2020	964,997	$0.60
Expired	(100,000)	$0.675
Issued	80,000	$0.50
Balance, December 31, 2021	944,997	$0.59

As of December 31, 2021, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
November 2, 2022	0.60	864,997
January 15, 2023	0.50	80,000
		944,997

The weighted average remaining contractual life for warrants outstanding at December 31, 2021 is 0.86 years (2020 - 1.65 years).

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.3 – Incorporated by reference).

The 2015 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on December 3, 2021. The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant (see Exhibit 13.4 – Incorporated by reference).

As of December 31, 2021, there were no stock options outstanding (December 31, 2020: Nil) (December 31, 2019: Nil).

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2018	1,418,542	$25,849,950	$33,706	$(26,914,802)	$(1,031,146)
Net loss for the year	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	20,000	7,500	—	—	7,500
Balance, December 31, 2019	1,438,542	25,857,450	33,706	(27,061,939)	(1,170,783
Net loss for the year	—	—	—	(133,379)	(133,379)
Shares issued for mineral property interest	20,000	7,500	—	—	7,500
Balance, December 31, 2020	1,458,542	25,864,950	33,706	(27,195,318)	(1,296,662)
Net loss for the year	—	—	—	(1,044,863)	(1,044,863)
Private placement, net of issuance of costs	80,000	20,000	—	—	20,000
Shares issued in settlement of debts, net of issuance of costs	2,957,406	1,626,319	—	—	1,626,319
Fractional share adjustment	(1)	—	—	—	—
Balance, December 31, 2021	4,495,947	$27,511,269	$33,706	$(28,240,181)	$(695,206)

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

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months from the closing date (unpaid as of the date of this Annual Report). Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5 – Incorporated by reference). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

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

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. of Cranbrook, BC (“Eagle Plains”) in respect to the Acacia Property whereby the Company had the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 60,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years (see Exhibit 10.19 – Incorporated by reference).

On October 15, 2020, the Company entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) whereby the Company a) was required to issue to Eagle Plains 10,000 common shares (issued) in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) was required to issue to Eagle Plains an additional 10,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement and c) made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement. Consequently, on October 16, 2020, the Company issued 20,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.375 per share which were subject to a hold period which expired on February 17, 2021. The Company did not incur the required property related expenditures. During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000.

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

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 - Incorporated by reference). The Company has issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.60 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 160,000 units of 37 Capital to an arm’s length party, and during the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. As at December 31, 2020, Jackpot owned 9,997 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022.

On December 11, 2020, the Company entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement”) with a fair value of $0.55 per common share to certain creditors, including to a related party and a director and officer of the Company (the “Creditors”) (see Exhibit 10.20 – Incorported by reference).

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

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2021 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

At December 31, 2021, the Company had cash of $1,611 (2020 - $9) available to apply against short-term business requirements and current liabilities of $697,319 (2020 - $1,337,235). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2021, two convertible debentures together with the accrued interest are outstanding , and the loan payable in the amount of $50,000 plus accrued interest in the amount of $2,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2021, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has two Convertible Debentures totalling the principal amount of $250,000 plus accrued interest outstanding (see Exhibits 10.15 & 10.15.1 – Incorporated by reference).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding loans, accounts payable, accrued liabilities and two convertible debentures totalling the principal amount of $250,000 plus accrued interest, the Company is not in default in the payment of principal, interest, sinking fund installment or any other default with respect to any other indebtedness of the Company.

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

b) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2021.  Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  As a result of this assessment, it was found that the internal controls cannot be relied upon due to lack of segregation of duties.  All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2021: $17,000) (2020: $17,000) and (2019: $17,000).
(b)	Audit Related Fees were (2021: $Nil) (2020: $Nil) and (2019: $Nil) and (2018: $Nil).
(c)	Tax Fees: Tax fees were (2021:$1,050) (2020: $1,000) and (2019: $1,000)
(d)	All other Fees were (2020: $Nil) (2020: $Nil) and (2019: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circulars dated November 18, 2019, November 20, 2020 and December 3, 2021 (see Exhibits 13.3, 13.4 & 13.5 – Incorporated by reference)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit related services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $30,000 and individual assignments up to a maximum cost of $5,000. All other assignments must be pre-approved by the Audit Committee. All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2021 and 2020, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s financial statements are stated in Canadian dollars (Cdn $).

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

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)
3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004
3	Amendment to the Articles for the implementation of Advance Notice Provisions.
3.4	Certificate of Name Change to Kokomo Enterprises Inc.
3.5	Certificate of Name Change to High 5 Ventures Inc.
3.6	Certificate of Name Change to 37 Capital Inc.
10.1	2003 Stock Option Plan
10.4	Management Services Agreement
10.4.1	Addendum to the Management Services Agreement dated July 31, 2005
10.4.2	Addendum to the Management Services Agreement dated November 1, 2010
10.4.3	Addendum to the Management Services Agreement dated February 16, 2012
10.4.4	Addendum to the Management Services Agreement dated March 28, 2012
10.4.5	Addendum to the Management Services Agreement dated September 14, 2012
10.4.6	Addendum to the Management Services Agreement dated July 17, 2014
10.5	Property Option Agreement – Previously filed on Form 20-F 2003
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003
10.9.1	Debt Settlement Agreements dated July 12, 2007
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006
10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008
10.11.4	Amending Agreement dated March 30, 2016 with Colt Resources Inc
10.11.5	Property Purchase Agreement with Colt Resources Inc. dated October 31, 2019, as amended on November 29, 2019
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008
10.13	Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013
10.14	2013 Convertible Debenture Financing
10.15	2015 Convertible Debenture Financing
10.15.1*	Addendum to Convertible Debentures dated January 5, 2021
10.16	Consulting Agreement entered into with 27 Red Capital Inc.
10.17	Consulting Agreement entered into with 4 Touchdowns Capital Inc
10.18	Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd.
10.19	Property Option Agreement with Eagle Plains Resources Inc. dated September 30, 2019
10.19.1	Amendment to the Property Option Agreement with Eagle Plains Resources Inc. dated October 15, 2020
10.20	Debt Settlement Agreements dated December 11, 2020 with various Creditors
11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated
12	Notice of Annual General and Special Meeting 2015 and Management Proxy Materials
13	Notice of Annual General Meeting 2016 and Management Proxy Materials
13.1	Notice of Annual General Meeting 2017 and Management Proxy Materials
13.2	Notice of Annual General Meeting 2018 and Management Proxy Materials
13.3	Notice of Annual General Meeting 2019 and Management Proxy Materials
13.4	Notice of Annual General Meeting 2020 and Management Proxy Materials
13.5	Notice of Annual General Meeting 2021 and Management Proxy Materials
14	Notice of Annual General Meeting 2014 and Management Proxy Materials
14.1	Code of Ethics - Previously filed on Form 20-F 2003
15	Notice of Annual General Meeting 2013 and Management Proxy Materials
16	Notice of Annual General Meeting 2012 and Management Proxy Materials
17	Notice of Annual General Meeting 2011 and Management Proxy Materials
18	Notice of Annual General Meeting, 2010 and Management Proxy Materials
19	Notice of Annual General Meeting, 2009 and Management Proxy Materials
20	Notice of Annual General Meeting, 2008 and Management Proxy Materials
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials
20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials
31.1*	Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)
32.2*	Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)
99. *	Financial Exhibits: – (unaudited)
99.1*	Schedules I - Marketable Securities - Other Investments
99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties
99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith

37 CAPITAL INC.

Audited Financial Statements

December 31, 2021 and 2020

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of 37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2021 and 2020, the statements of comprehensive loss, changes in stockholders’ deficiency and cash flows, for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit and has a working capital deficiency. The Company has limited resources and no sources of cash from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

ID 1173

We have served as the Company’s auditor since 2016 Vancouver, Canada

May 4, 2022

37 CAPITAL INC.

Balance Sheets

December 31,

(Expressed in Canadian Dollars)

As at	2021	2020
Assets
Current
Cash	$1,611	$9
GST receivable	502	562
Total current assets	2,113	571
Mineral Property Interests (note 5)	—	40,001
Investment (note 17)	—	1
Total Assets	$2,113	$40,573
Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$150,001	$255,184
Due to related parties (note 7)	34,756	308,936
Refundable subscription (note 8)	—	30,000
Loan payable (note 9)	52,973	103,924
Convertible debentures (note 10)	459,589	639,191
Total Liabilities	697,319	1,337,235
Stockholders’ Deficiency
Capital stock (note 11)	27,511,269	25,864,950
Equity portion of convertible debentures (note 10)	33,706	33,706
Deficit	(28,240,181)	(27,195,318)
Total Stockholders’ Deficiency	(695,206)	(1,296,662)
Total Liabilities and Stockholders’ Deficiency	$2,113	$40,573

Going Concern (note 2)

Commitments (note 14)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2021	2020	2019
Expenses
Finance and interest (notes 7, 9 and 10)	$36,227	$54,618	$55,265
Foreign exchange loss	318	—	—
Legal, accounting and audit	21,545	31,702	27,204
Office, rent and miscellaneous (note 7)	26,133	39,847	56,058
Regulatory and transfer fees	30,992	3,340	4,596
Consulting	—	—	879
Travel, meals and entertainment	12	—	—
Loss on debt settlement (note 11)	887,222	—	—
Impairment loss (note 5 and 17)	40,002	—	—
Shareholder communications	2,412	3,872	3,135
Total expenses	1,044,863	133,379	147,137
Net and comprehensive Loss for the Year	$(1,044,863)	$(133,379)	$(147,137)
Basic and Diluted Loss per Common Share	$(0.24)	$(0.09)	(0.10)
Weighted Average Number of Common Shares Outstanding	4,287,906	1,427,571	$1,423,364

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2018	1,418,542	$25,849,950	$33,706	$(26,914,802)	$(1,031,146)
Net loss for the year	—	—	—	(147,137)	(147,137)
Shares issued for mineral property interest	20,000	7,500	—	—	7,500
Balance, December 31, 2019	1,438,542	25,857,450	33,706	(27,061,939)	(1,170,783
Net loss for the year	—	—	—	(133,379)	(133,379)
Shares issued for mineral property interest	20,000	7,500	—	—	7,500
Balance, December 31, 2020	1,458,542	25,864,950	33,706	(27,195,318)	(1,296,662)
Net loss for the year	—	—	—	(1,044,863)	(1,044,863)
Private placement, net of issuance of costs	80,000	20,000	—	—	20,000
Shares issued in settlement of debts, net of issuance of costs	2,957,406	1,626,319	—	—	1,626,319
Fractional share adjustment	(1)	—	—	—	—
Balance, December 31, 2021	4,495,947	$27,511,269	$33,706	$(28,240,181)	$(695,206)

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Cash Flows Years Ended December 31,

(Expressed in Canadian Dollars)

	2021	2020	2019
Operating Activities
Net loss	$(1,044,863)	$(133,379)	$(147,137)
Items not involving cash:
Interest expense on loan and convertible debentures	31,723	45,000	45,000
Impairment loss of investment (note 17)	1	—	—
Impairment loss of mineral property (note 5)	40,001	—	—
Loss on debt settlement	887,222
Total Operating Activities	(85,916)	(88,379)	(102,137)
Changes in non-cash working capital (note 12)	37,489	88,350	125,130
Cash provided by (used in) operating activities	(48,427)	(29)	22,993
Investing Activities
Purchase of mineral property interest	—	—	(25,000)
Cash used in investing activities	—	—	(25,000)
Financing Activities
Share issue cost	(254)	—	—
Proceeds from loan payable	50,000	—	—
Proceed from related party loan	44,240	—	—
Repayment of loan from related party	(43,957)	—	—
Cash provided by financing activities	50,029	—	—
Net increase (decrease) in cash	1,602	(29)	(2,007)
Cash, beginning	9	38	2,045
Cash, ending	$1,611	$9	$38

The accompanying notes form an integral part of these financial statements.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration, and if warranted, the development of natural resource prospects.

The shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ.X”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the financial statements are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its mineral property interest in a timely manner. The impact on the economy and the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years. As of December 31, 2021, the Company has an accumulated deficit of $28,240,181, and a working capital deficiency of $695,206. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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
54

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2021 and 2020

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

(c) Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on May 4, 2022.

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

Notes Financial Statements

Years Ended December 31, 2021 and 2020

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

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Financial instruments

(i) Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash
•	At fair value through other comprehensive income (loss) (“FVTOCI”)
•	Amortized cost: accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures.

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

From time to time, the Company acquires or disposes properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, the Company’s mineral property interest has not demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

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
58

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

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
59

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2018	$—	$1	$1
Acquisition costs	7,500	25,000	32,500
Balance, December 31, 2019	$7,500	$25,001	$32,501
Acquisition costs	7,500	—	7,500
Balance, December 31, 2020	$15,000	$25,001	$40,001
Impairment	(15,000)	(25,001)	(40,001)
Balance, December 31, 2021	$—	$—	$-

Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur of a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wishes to continue with the Option Agreement.

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

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

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following is required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 is payable after eighteen months (unpaid); and
•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

The Extra High Property claims are to expire on July 31, 2022. The agreement can be terminated by the Company at anytime without any monetary repercussions. As at December 31, 2021, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 as the Company has decided not to conduct any further exploration work on the Extra High Property.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
Trade payables	$77,549	$151,093
Accrued liabilities	72,452	104,091
Accounts payable and accrued liabilities	$150,001	$255,184

7. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2021	December 31, 2020
Advances from directors (interest at prime plus 1%)	$—	$153,291
Entities controlled by directors (non-interest-bearing)	34,756	155,645
Due to related parties	$34,756	$308,936

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (Continued)

Included in convertible debentures and accrued interest is $459,589 (2020 - $429,589) owing to the Chief Executive Officer and to a director of the Company (note 10).

During the years ended December 31, the following amounts were charged by related parties.

	2021	2020	2019
Interest charged on amounts due to related parties	$275	$4,733	$5,452
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	13,901	12,000	28,784
Total expenses	$56,176	$58,733	$76,236

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (Note 14).

8. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was owing and was due on demand. On January 25, 2021, the $10,000 was settled by the issuance of 40,000 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. A loss of $12,000 was recognized by the Company. The common shares issued were subject to a hold period which expired on May 26, 2021.

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 80,000 flow- through units of the Company at $0.25 per unit, each unit consisting of one common share and one share purchase warrant exercisable at $0.50 per share for two years. On January 15, 2021, the Company issued 80,000 flow-through units of the Company at $0.25 per unit. The securities issued were subject to a hold period which expired on May 16, 2021.

9. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party paid certain debts owed by the Company. The loan was non-interest bearing, unsecured and due on demand. On January 25, 2021, the principal amount of $103,924 plus accrued interest were settled by the issuance of 415,697 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. The Company recognized a loss of $124,709 by the Company, The common shares issued were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Company the amount of $50,000. As of December 31, 2021, the loan is outstanding and has accrued interest in the amount of $2,973.
63

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

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

On October 29, 2021 the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

At December 31, 2021, the Company recorded interest expense of $30,000 (2020 - $30,000). As of December 31, 2021, $250,000 of the convertible debentures are outstanding plus the accrued interest of $209,589 (2020 - $179,589).

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of

$975,000. The convertible debentures had a maturity date of 18 months from the date of closing, and bore interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of

$61,928 has been recorded under the equity portion of convertible debentures.

During the year ended December 31 2021, the Company recorded interest expense of $nil (2020 - $15,000). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023. The common shares issued were subject to a hold period which expired on May 26, 2021.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2019	$594,191	$33,706	$627,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2020	639,191	33,706	672,897
Interest accrued	30,000	—	30,000
Shares for debt issue	(209,602)	—	(209,602)
Balance, December 31, 2021	$459,589	$33,706	$493,295

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

(a) Authorized

Unlimited number of common and preferred shares without par value. As of December 31, 2021, there are no preferred shares issued.

(b) Issued

As of December 31, 2021, there are 4,495,947 common shares issued and outstanding.

On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years.

On January 25, 2021, the Company issued 2,957,406 common shares of the Company at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351 to certain creditors, including to a related party and a director and officer of the Company. The fair value of the 2,957,406 common shares was $1,626,573. As a result, the Company recorded a loss on debt settlement of $887,222.

During the year ended December 31, 2020, the Company issued 20,000 common shares at $0.375 per share to Eagle Plains pursuant to the Acacia Property Option Agreement (Note 5).

During the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company through the facilities of the Exchange. As at December 31, 2020, Jackpot owned 9,997 common shares in the capital of the Company. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. During January 2021, Jackpot acquired 597,380 common shares of the Company at a deemed price of $0.25 per share pursuant to a debt settlement agreement dated December 11, 2020. As of December 31, 2021, Jackpot owns 607,377 common shares in the capital of the Company representing approximately 13.51% of the Company’s issued and outstanding common shares.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2018	964,997	$0.60
Balance, December 31, 2019 and 2020	964,997	$0.60
Expired	(100,000)	$0.675
Issued	80,000	$0.50
Balance, December 31, 2021	944,997	$0.59

As of December 31, 2021, the following warrants were outstanding:

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

Expiry Date	Exercise Price	Number of Warrants Outstanding
November 2, 2022	0.60	864,997
January 15, 2023	0.50	80,000
		944,997

The weighted average remaining contractual life for warrants outstanding at December 31, 2021 is 0.86 years (2020 -1.65 years).

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2021, there were no stock options outstanding (2020 – Nil).

12. CHANGES IN NON-CASH WORKING CAPITAL

	2021	2020	2019
GST receivable	$60	$78	$273
Accounts payable and accrued liabilities	8,698	226,068	15,622
Due to related parties	28,731	137,796	109,235
Changes in non-cash working capital	$37,489	$88,350	$125,130
Supplemental information
Non-cash items
Interest expense included in convertible debt	$30,000	$45,000	$45,000
Interest expense included in due to related parties	$—	$3,961	$5,452
Shares issued for mineral property interests	$—	$7,500	$7,500
Shares issued for debt	$1,626,319	—	—

13. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to income before income taxes.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

13. INCOME TAXES (Continued)

For the years ended December 31,	2021	2020	2019
Loss before income taxes	$1,044,863	$133,379	$147,137
Statutory income tax rate	27.00%	27.00%	27.00%
Expected income tax benefit	(282,113)	36,012	39,727
Items not deductible for income tax purposes	250,350	—	(8)
Underprovided in prior years	117,667	97,367	107,695
Unrecognized benefit of deferred tax assets	(85,905)	(133,379)	(147,414)
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

For the years ended December 31,	2021	2020
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,336,148	4,218,481
Capital losses carried forward	993,649	993,649
Unrecognized deductible temporary differences	$8,684,805	$8,567,138

At December 31, 2021, the Company has non-capital losses of $4,336,148 (2020 - $4,218,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

13. INCOME TAXES (Continued)

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	336,000
2032	122,000	122,000
2033	213,000	213,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	284,000
2037	184,000	184,000
2038	161,000	161,000
2039	147,000	147,000
2040	133,000	133,000
2041	118,000	118,000
Unrecognized unused non-capital tax losses	$4,336,000	$4,336,000

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

(b) Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and has subsequently been extended up to April 30, 2022. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(c) With respect to the 80,000 flow-through units of the Company that were issued, the Company is committed to incur Canadian qualifying exploration expenditures during 2022 for the amount of $20,000.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

15. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2021. The Company is not subject to externally imposed capital requirements.

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2021, the Company had cash of $1,611 (2020 - $9) available to apply against short-term business requirements and current liabilities of $697,319 (2020 - $1,337,235). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2021, two convertible debentures together with the accrued interest are outstanding , and the loan payable in the amount of $50,000 plus accrued interest in the amount of $2,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2021, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

17. INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received up to that date. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Financial Statements for the

Year ended December 31, 2021

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2021 and 2020 and the notes thereto.

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

The following information is prepared as at May 4, 2022.

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

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource prospects.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com .. The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the Company’s unaudited financial statements and in this Management Discussion and Analysis are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

 In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

Pursuant to the policies of the Canadian Securities Exchange, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

Selected Annual Information

Selected annual information from the financial statements (audited) for the three years ended December 31, 2021, 2020 and 2019 is shown in the following table:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$0	0	0
Interest income	0	0	0
Expenses	1,044,863	133,379	147,137
Basic and diluted loss per common share before other items	(0.24)	(0.09)	(0.10)
Comprehensive loss	(1,044,863)	(133,379)	(147,137)
Total assets	2,113	40,573	33,180
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

 For the year ended December 31, 2021:

•	The Company’s operating expenses were $1,044,863 as compared to $133,379 for the corresponding period in 2020 and as compared to $147,137 for the corresponding period in 2019.
•	The Company recorded a comprehensive loss of $1,044,863 as compared to a comprehensive loss of $133,379 for the corresponding period in 2020 and as compared to a comprehensive loss of $147,137 during the corresponding period in 2019.
•	The Company’s basic and diluted loss per common share was $0.24 as compared to a basic and diluted loss of $0.09 during the corresponding period in 2020 and as compared to a basic and diluted loss of $0.10 during the corresponding period in 2019.
•	The Company’s total assets were $2,113 as compared to $40,573 during the corresponding period in 2020 and as compared to $33,180 during the corresponding period in 2019.
•	The Company’s total liabilities were $697,319 as compared to $1,337,235 during the corresponding period in 2020 and as compared $1,203,963 during the corresponding period in 2019.
•	The Company had a working capital deficiency of $695,206 as compared to a working capital deficiency of $1,336,664 during the corresponding period of 2020 and as compared to a working capital deficiency of $1,203,285 during the corresponding period in 2019.

 The Company is presently not a party to any legal proceedings whatsoever.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.60 per share for a period of five years. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.60 per share for a period of five years. During September 2018, Jackpot sold 160,000 units of 37 Capital to Kape Family Holdings Inc. (formerly JAMCO Capital Partners Inc.) (“Kape”), an arm’s length party, and during the nine months ended September 30, 2019 Jackpot sold 680,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at December 31, 2020 Jackpot owned 9,997 common shares in the capital of the Company representing approximately 0.69% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 689,997 share purchase warrants of the Company exercisable at $0.60 per share until November 2, 2022. Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot and the Company’s President and CEO, on January 25, 2021 the Company issued 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”). On January 25, 2021, Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired a total of 615,395 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 607,377 commons shares of the Company representing 13.51% of the Company’s issued and outstanding common shares, and the Company’s President & CEO owns directly and indirectly 439,039 common shares of the Company representing 9.76% of the Company’s issued and outstanding common shares. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Effective as of May 1, 2021, Fred A.C. Tejada resigned from the Board of Directors of the Company, and effective as of May 25, 2021, Bedo H. Kalpakian was appointed as a director of the Company.

At the Company’s Annual General Meeting, which was held on December 3, 2021, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019 the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

Mineral Properties

1. Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company has purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 is payable after eighteen months (unpaid as of the date of this MD&A). Additionally, the Company is obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000. As at the date of this MD&A, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares. The agreement can be terminated by the Company at anytime.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totaling $ 51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021. Subsequently, the Company requested to extend the expiry date of the claims covering the Extra High Property which was accepted on December 1, 2021 by the Deputy Chief Gold Commissioner of the Government of British Columbia. As such, the expiry date of the Company’s Extra High mineral claims has been extended up to July 31, 2022.

The Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

During the year ended December 31, 2021, the Company recorded the impairment loss of $25,001 as the Company has decided not to conduct any further exploration works on the Extra High Property.

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

 3. Acacia Property

 On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur of a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wishes to continue with the Option Agreement.

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000.

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received up to that date. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1.

Fourth Quarter (December 31, 2021)

During the three months [fourth quarter] period ended December 31, 2021:

•	The Company had a comprehensive loss of $969,942 or $0.22 per share as compared to a comprehensive loss of $45,030 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2020 and as compared to comprehensive loss of $46,782 or $ 0.01 per share during the same three-month period (fourth period) ended December 31, 2019.
•	The Company’s Operating costs were $969,942 as compared to $45,030 for the same period in 2020 and as compared to $46,782 for the same period in 2019

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(969,942)	(24,056)	(30,952)	(19,913)
Loss per share	(0.22)	(0.01)	(0.01)	(0.01)

For the Quarterly Periods ended:	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(45,030)	(26,138)	(40,236)	(21,885)
Loss per share	(0.01)	(0.02)	(0.03)	(0.02)

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
  The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interest in the Extra High mineral exploration property. A drop in the availability of equity financings will likely impede spending on mineral properties which can affect the Company.
  The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
  In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment, as a result the Company has written-off its investment in the Mexican gaming company.
  The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.
  In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its Extra High mineral property in a timely manner. The impact on the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2022, the Company shall require at least $400,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2021:

•	the Company’s total assets were $2,113 as compared to $40,573 for the year ended December 31, 2020 and as compared to $33,180 for the year ended December 31, 2019.
•	the Company’s total liabilities were $697,319 as compared to $ $1,337,235 for the period ended December 31, 2020 and as compared to $1,203,963 for the period ended December 31, 2019.
•	the Company had $1,611 in cash as compared to $9 in cash for the year ended December 31, 2020 and as compared to $38 in cash for the year ended December 31, 2019.
•	the Company had GST receivable in the amount of $502 as compared to $562 for the year ended December 31, 2020 and as compared to $640 for the year ended December 31, 2019.

Shares for Debt Financing

Pursuant to debt settlement agreements dated December 11, 2020 totaling the amount of $739,351.50 between the Company and certain creditors, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement Shares of the Company”) at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021. The fair value of the 2,957,406 common shares was $1,626,573. As a result, the Company recorded a loss on debt settlement of $887,222.

Private Placement Financing

On January 15, 2021, the Company issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

Loan Payable

The Company had borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 415,697 common shares of the Company with a fair value of $0.55 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Company recognized a loss of $124,709. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Issuer the amount of $50,000. As of December 31, 2021, the loan is outstanding and has accrued interest in the amount of $2,973.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 40,000 common shares of the Company with a fair value of $0.55 per share in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). A loss of $12,000 was recognized by the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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

On October 29, 2021 the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely.

At December 31, 2021, the Company recorded interest expense of $30,000 (2020 - $30,000). As of December 31, 2021, $250,000 of the convertible debentures are outstanding plus the accrued interest of $209,589 (2020 - $179,589).

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bore interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

During the year ended December 31 2021, the Company recorded interest expense of $nil (2020 - $15,000). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023. The common shares issued were subject to a hold period which expired on May 26, 2021.

Warrants

As at December 31, 2021, a total of 944,997 warrants with exercise prices ranging from $0.50 to $0.60 per warrant share were outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

As at December 31, 2021, there were no outstanding stock options (December 31, 2020 – Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The Annual Audited Financial Statements for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Financial Statements for the year ended December 31, 2021.

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

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2021	December 31, 2020
Advances from directors (interest at prime plus 1%)	$—	$153,291
Entities controlled by directors (non-interest-bearing)	34,756	155,645
	$34,756	$308,936

Included in convertible debentures and accrued interest is $459,589 (2020 - $429,589) owing to the Chief Executive Officer and to a director of the Company.

During the years ended December 31, the following amounts were charged by related parties.

	2021	2020	2019
Interest charged on amounts due to related parties	$275	$4,733	$5,452
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	13,901	12,000	28,784
	$56,176	$58,733	$76,236

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement.

Pursuant to Debt Settlement Agreements dated December 11, 2020 with Jackpot, Jake Kalpakian, Kalpakian Bros. and 30 Rock Management Inc. (“30 Rock”), a private company controlled by Jake Kalpakian, during January 2021 the Company issued 597,380 common shares of the Company to Jackpot; 83,979 common shares to Jake Kalpakian; 301,652 common shares to Kalpakian Bros. and 229,764 common shares of the Company to 30 Rock (collectively the “Debt Settlement Shares of the Company”). The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. On October 29, 2021 the Company entered into an Addendum to the Convertible Debentures whereby the maturity date of the principal amount of $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely.

 Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2019, the Company and Jackpot renewed the office support services agreement, and as of the date of this MD&A, the agreement has been further renewed for a period of four months which expires on August 31, 2022. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

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

At December 31, 2021, the Company had cash of $1,611 (2020 - $9) available to apply against short-term business requirements and current liabilities of $697,319 (2020 - $1,337,235). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2021, two convertible debentures together with the accrued interest are outstanding , and the loan payable in the amount of $50,000 plus accrued interest in the amount of $2,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2021, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2021 and 2020.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 4, 2022	4,495,947	Nil	N/A	N/A
Warrants as at May 4, 2022	864,997 80,000	Nil	Cdn $0.60 Cdn $0.50	November 2, 2022 January 15, 2023
Fully Diluted as at May 4, 2022	5,440,944	Nil

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

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2021) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President & Chief Executive

 Dated this 16th day of May, 2022.

