Form 20-F
period 2022-12-31
37 CAPITAL INC
filed 2023-05-15
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,745,947 common shares as of December 31, 2022. No preferred shares issued and outstanding.

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
Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:☐

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

Yes☒ No ☐

1

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2022

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman*, Carlsbad, CA, USA	CFO & Director
Bedo H. Kalpakian*[1], Delta, British Columbia, Canada	Director
Gregory T. McFarlane*, Washington, Utah, USA	Director
Maria P. Arenas, Surrey, British Columbia, Canada	Corporate Secretary

*Members of the Audit Committee

1Bedo Kalpakian was appointed to the Board of Directors on May 25, 2021

Fred Tejada stepped down from the Board of Directors on May 1, 2021.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2022, 2021, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. All common shares and per share amounts included in this Annual Report on Form 20-F (2022) have been restated to give retroactive effect to the 5:1 share consolidation, which took effect on June 20, 2021 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2022, 2021, 2020, 2019 and 2018 have been prepared in accordance with IFRS.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Operating Revenue	$0	0	0	0	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(125,036)	(1,044,863)	(133,379)	(147,137)	(160,856)
Basic and diluted loss per common share before other items	$(0.03)	(0.24)	(0.09)	(0.10)	(0.12)
Total Assets	$55,683	2,113	40,573	33,180	2,960
Capital Stock	$27,536,269	27,511,269	25,864,950	25,857,450	25,849,950
Number of common shares at year-end	5,745,947	4,495,947	1,458,542	1, 438,542	1,418,542
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Bank of Canada Exchange Rates

	Monthly High ($)(1)	Monthly Low ($)(1)
July 2022	0.7798	0.7612
August 2022	0.7841	0.7627
September 2022	0.7704	0.7285
October 2022	0.7382	0.7217
November 2022	0.7526	0.7273
December 2022	0.7444	0.7306

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2022	For Year Ended December 31, 2021	For Year Ended December 31, 2020	For Year Ended December 31, 2019	For Year Ended December 31, 2018
Average rate ($)(2)	0.7692	0.7980	0.7461	0.7560	0.7446
High ($)(3)	0.8031	0.8306	0.7863	0.7699	0.7581
Low ($)(3)	0.7217	0.7727	0.6898	0.7393	0.7330

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2022, the US $1.00 was equal to Cdn $1.3544.

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

- Revenues and Dividends: The Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2018, 2019, 2020, 2021 and 2022. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

- Covid-19 Pandemic - In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. To date there have been significant wide-spread adverse financial impact globally. The novel strains of coronavirus have caused and are continuing to cause disruptions globally. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund its ongoing operations. An extended disruption that may be caused by the novel strains of coronavirus can affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its Extra High mineral property in a timely manner. The impact on the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods can be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

- Tax Considerations – Persons considering the purchase of the Company’s common shares should consult their tax advisors with regard to the application of Canadian, U.S. and other tax laws to their particular situation.

-  Investment in Mexican Gaming Company: The Company has determined that it will not recover its investment in the Mexican gaming company, as a result the Company has written-off its investment in the Mexican gaming company.

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 (Exhibit 3.1 – Incorporated by reference) and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984. On May 31, 1988, the Company adopted the French form of its name to "Ressources Armeno Inc.". On May 25, 1992, the name of the Company was changed to “Ag Armeno Mines and Minerals Inc”. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form. On April 25, 2000, the name of the Company was changed from “Ag Armeno Mines and Minerals Inc”. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to “Golden Nugget Exploration Inc”. On May 2, 2002, the name of the Company was changed from “Golden Nugget Exploration Inc.” to “Lucky 1 Enterprises Inc.” On January 17, 2005, the name of the Company was changed to “Bronx Ventures Inc”. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference). On March 19, 2007, the Company changed its name to “Zab Resources Inc”. On April 16, 2009, the Company changed its name to “Kokomo Enterprises Inc”. On August 31, 2012, the Company changed its name to “High 5 Ventures Inc.” (Exhibit 3.5 – Incorporated by reference). On July 7, 2014, the Company changed its name to 37 Capital Inc. (see Exhibit 3.6 – Incorporated by reference).

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

On April 8, 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1 as at December 31, 2021.

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

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral exploration properties located in the Province of Ontario. Furthermore, the Company had entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). The Property Option Agreement and the Amendment Agreement to the Property Option Agreement in respect to the Acacia Property were mutually terminated as of November 1, 2021. The principal business of 37 Capital is in mineral exploration. The Compan’'s ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Compan’'s securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets or through the issusance of the Company’s securities.

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

As a result of the completion of the Arrangement on February 12, 2016, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

Company Information

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company. Mr. Spellman was appointed as the CFO of the Company effective as of April 1, 2017.

Effective as of August 1, 2021, the Company’s office is located at Suite 303, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The telephone number is (604) 681-0204 (ext. 6105) and the telefax number is (604) 681-9428. The contact person is Jake H. Kalpakian.

The Company’s registered and records office is located at Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The telefax number is (604) 669-9385.

The Registrar and Transfer Agent of the Company is Computershare Investor Services Inc., at 510 Burrard Street, Vancouver, BC, Canada V6C 3B9. The telefax number is (604) 661-9407.

As of March 28, 2017, the Company’s auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, at 1500-1140 W. Pender Street, Vancouver, BC V6E 4G1 (the “Auditors”). The telefax number is (604) 689-2778.

 Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company is entitled to receive a one-half percent (1/2%) gross receipts royalty interest after six months from the date of commencement of commercial production from certain lithium mineral properties located in the Province of Ontario. Furthermore, the Company had entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). By mutual consent, the Property Option Agreement and the Amendment Agreement to the Property Option Agreement were terminated effective November 1, 2021. The principal business of 37 Capital is in mineral exploration. However, the Company had a minority investment in a non-mining related project located in Mexico. The Company has determined that it will not recover its investment in the non-mining related project located in Mexico, and has written-off its investment.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com. The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K at the following link:

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

At the Company’s annual and special meeting which was held on June 4, 2015 (see Exhibit 12 – Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of the board of directors, re-appointment of the Company’s auditor, approval of the Company’s stock option plan, and the proposed Plan of Arrangement with 27 Red and 4 Touchdowns.

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

As a result of the completion of the Arrangement on February 12, 2016, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

As a result of the completion of the Consulting Agreements on February 16, 2016, 27 Red and 4 Touchdowns are are no longer related to the Company.

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

From May, 2005 up to December, 2005, the Company conducted its exploration program on the Extra High Claims. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. At the time, Mr. J.W. Murton was a director of the Company. Mr. J. W. Murton recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. Mr. J. W. Murton prepared for the Company a Technical Report (NI 43-101) on the Extra High Claims (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s corporate website, www.37capitalinc.com. For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.37capitalinc.com. Mr. J.W. Murton is no longer a director of the Company.

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

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt had the right to acquire a 34% interest in the Extra High Claims by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Claims.

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

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008. Colt did not exercise the second tranche of the option. Consequently, Colt held a 67% undivided interest in the Extra High Claims and the Company held a 33% undivided interest in the Extra High Claims. Pursuant to the Joint Venture which the Company and Colt had formed, each party were required to contribute its proportionate share of property related expenditures. If any party would have failed to contribute its share of future property related expenditures, then its interest would be diluted on a straight-line basis. If any party’s interest would have been diluted to less than 10%, then that party’s interest in the Extra High Claims would have been converted into a 0.5% net smelter returns royalty.

Neither the Company nor the operator of the Extra High Claims had incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year-ended 2011 the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount. The Company did not incur any expenditures on the Extra High Claims during the years 2019, 2020, 2021 and 2022 however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

Pursuant to the March 30, 2016 Amending Agreement (Exhibit 10.11.4 – Incorporated by reference), Colt and the Company agreed to reduce the size of the Extra High Claims from 1,077 hectares to 650 hectares by abandoning certain claims.

On March 31, 2016, the Company together with Colt extended to December 25, 2019 the expiry date of certain mineral claims totalling 650 hectares which comprise the Extra High Claims. During 2016, the Company together with Colt abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Claims. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Claims was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

As at December 31, 2018, the Company held a 33% undivided interest in the Extra High Claims.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt whereby the Company purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 was payable after eighteen months (unpaid) from the closing date. Additionally, the Company was obligated to pay Colt a 0.5% NSR from commercial production which would have been purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5 – Incorporated by reference). As at December 31, 2019, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021. On December 1, 2021, the Deputy Chief Gold Commissioner of the Government of British Columbia granted the request by the Company to extend the expiry date of the Extra High mineral claims until July 31, 2022. The expiry date of the mineral claims were further extended up to December 25, 2022.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 as the Company decided not to conduct any exploration work on the Extra High Property.

Pursuant to the Company’s offer letter to Colt dated July 6, 2022 (see Exhibit 10.11.6* - Attached), the Company has made a cash payment of $15,000 and has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

During the year ended December 31, 2022, the Company incurred $38,001 to extend the expiry date of the Extra High Property to June 30, 2023.

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

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2023/JUN/30
509961	Extra High	121.664	2005/MAR/31	082M	2023/JUN/30
509969	Extra High	344.834	2005/MAR/31	082M	2023/JUN/30
510214	Extra High	40.557	2005/APR/05	082M	2023/JUN/30
510215	Extra High	81.124	2005/APR/05	082M	2023/JUN/30
Total:		650

During 2016, the Company together with Colt abandoned the following mineral claims totaling 427 hectares which were previously part of the Extra High Claims:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED		BC MAP #		EXPIRY DATE
509956	Extra High	182.52	2005	/MAR/31	082	M	2016/APR/02
509963	Extra High	40.569	2005	/MAR/31	082	M	2016/APR/02
510213	Extra High	20.289	2005	/APR/05	082	M	2016/APR/02
510306	Extra High	60.857	2005	/APR/05	082	M	2016/APR/02
509952	Super High#1	60.824	2005	/MAR/31	082	M	2016/MAR/31
520184	Super High#2	20.275	2005	/SEP/20	082	M	2016/SEP/20
520186	Super High#3	40.544	2005	/SEP/20	082	M	2016/SEP/20

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

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 during the year ended December 31, 2021.

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

 IV. Investment in Mexican Gaming Company

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment in Mexico and recorded impairment of $799,999 on the investment due to nominal royalty payments received (see Exhibit 10.13 – Incorporated by reference). On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1 during the year ended December 31, 2021.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2022, 2021 and 2020 which are in accordance with IFRS:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$0	0	0
Interest income	0	0	0
Expenses	(125,036)	(1,044,863)	(133,379)
Basic and diluted loss per common share before other items	(0.03)	(0.24)	(0.09)
Comprehensive loss	(125,036)	(1,044,863)	(133,379)
Total assets	55,683	2,113	40,573
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

 In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading in the USA on the PINK Sheets on the OTC market. The Cusip number of the Company’s common shares is 88429G201. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

For the year ended December 31, 2022:

•	The Company’s operating expenses were $125,036 as compared to $1,044,863 for the corresponding period in 2021 and as compared to $133,379 for the corresponding period in 2020.
~~•~~	The Company recorded a comprehensive loss of $125,036 as compared to a comprehensive loss of $1,044,863 for the corresponding period in 2021 and as compared to a comprehensive loss of $133,379 during the corresponding period in 2020.
•	The Company’s basic and diluted loss per common share was $0.03 as compared to a basic and diluted loss of $0.24 during the corresponding period in 2021 and as compared to a basic and diluted loss of $0.09 during the corresponding period in 2020.
•	The Company’s total assets were $55,683 as compared to $2,113 during the corresponding period in 2021 and as compared to $40,573 during the corresponding period in 2020.
•	The Company’s total liabilities were $826,925 as compared to $697,319 during the corresponding period in 2021 and as compared $1,337,235 during the corresponding period in 2020.
•	The Company had a working capital deficiency of $825,243 as compared to a working capital deficiency of $695,206 during the corresponding period of 2021 and as compared to a working capital deficiency of $1,336,664 during the corresponding period in 2020.

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

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 10.5% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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

At the Company’s Annual General Meeting, which was held on November 14, 2022, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During December 2019, the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was only able to raise the amount of $20,000 which the Company intended to incur towards mineral exploration work expenditures during the Company’s 2021 fiscal year. As such, the Company issued 80,000 flow-through units. Each flow-through unit consisted of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021. As the Company was not able to utilize the $20,000 towards mineral exploration expenditures, during the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency (the “CRA”) and cancelled the Company’s flow-through share application which was submitted to the CRA during the year ended December 31, 2020 (see Exhibit 10.21* - Attached). Subsequent to the year-ended December 31, 2022, the non-flow share purchase warrants expired unexercised.

The Company is presently not a party to any legal proceedings whatsoever.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(57,456)	(20,694)	(24,768)	(22,118)
Loss per share	(0.01)	(0.00)	(0.01)	(0.01)

For the Quarterly Periods ended:	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(969,942)	(24,056)	(30,952)	(19,913)
Loss per share	(0.22)	(0.01)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2023, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2022:

•	the Company’s total assets were $55,683 as compared to $2,113 for the year ended December 31, 2021 and as compared to $40,573 for the year ended December 31, 2020.
•	the Company’s total liabilities were $826,925 as compared to $697,319 for the period ended December 31, 2021 and as compared to $1,337,235 for the period ended December 31, 2020.
•	the Company had $122 in cash as compared to $1,611 in cash for the year ended December 31, 2021 and as compared to $9 in cash for the year ended December 31, 2020.
•	the Company had GST receivable in the amount of $1,560 as compared to $502 for the year ended December 31, 2021 and as compared to $562 for the year ended December 31, 2020.

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

Private Placement Financing

 i) During August and October 2022, the Company issued in aggregate 1,200,000 non flow-through units of the Company. Each non flow-through unit consists of one common share and one share purchase warrant to acquire one common share of the Company at a price of $0.05 for a period of five years. All securities issued in connection with this financing were subject to four months and one day hold period.

ii) During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 80,000 flow- through units of the Company at $0.25 per unit, each unit consisted of one common share and one share purchase warrant exercisable at $0.50 per share for two years. On January 15, 2021, the Company issued 80,000 flow-through units of the Company at $0.25 per unit. The securities issued were subject to a hold period which expired on May 16, 2021.

Warrants

As at December 31, 2022, a total of 1,280,000 warrants with exercise prices ranging from $0.05 to $0.60 per warrant share were outstanding. Subsequent to the year ended December 31, 2022, 80,000 share purchase warrants exercisable at $0.50 per share expired unexercised. As of the date of this Annual Report, there are a total of 1,200,000 warrants outstanding.

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

During May 2021, an arm’s length party lent the Issuer the amount of $50,000. As of December 31, 2022, the loan is outstanding and has accrued interest in the amount of $7,973.

During July 2022, an arm’s length party has lent the Company the amount of $15,000. As of December 31, 2022, the loan has been repaid together with the accrued interest in the amount of $274.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 40,000 common shares of the Company with a fair value of $0.55 per share in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). A loss of $12,000 was recognized by the Company during the year ended December 31, 2021.

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

On October 29, 2021 the Company entered into an Addendum (see Exhibit 10.15.1 - Incorporated by reference) to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

As of the date of this Annual Report, the convertible debentures plus the accrued interest are outstanding.

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

During the year ended December 31, 2022 the Company recorded interest expense of $nil (2021 - $nil). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023 during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

Stock Options

As at December 31,2022, there were no outstanding stock options (December 31, 2021 – Nil).

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has two convertible debentures totalling $250,000 plus accrued interest, which have been extended indefinitely (see Exhibit 10.15. 1 - Incorporated by reference). The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets, however the Company has Obligations pursuant to the 2015 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference). During the year ended December 31, 2021, the Company entered into Debt Settlements Agreements to settle certain outstanding debts and loans (see Exhibit 10.20 – Incorporated by reference).

Furthermore, pursuant to the Property Purchase Agreement with Colt, the Company was obligated to pay $75,000 to Colt within eighteen months from the closing date of the Property Option Agreement (see Exhibit 10.11.5 – Incorporated by reference). Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt (see Exhibit 10.11.6* - Attached), the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2022, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1) Vancouver, B.C. Canada	President, CEO and Director	October 18, 1968	President & CEO Vice President of Registrant;	April 2017 to Present to April 2017
			President of Jackpot Digital Inc. (“Jackpot”)	1991 to Present
			CEO of Jackpot	2004 to Present
			President of Yo Eleven Gaming Inc.	June 2021 to Present
Neil Spellman*(2) Carlsbad, CA, USA	CFO & Director	January 24, 1953	Director of the Registrant CFO of the Registrant	Aug 2016 to Present
			Director of Jackpot	April 2017 to Present
			Senior Vice President of DB Financial	2002 to July 2020
			CFO of Yo Eleven Gaming Inc.	June 2021 to Present
Gregory T. McFarlane* Washington, Utah, USA	Director	November 13, 1968	Director of the Registrant Director of Jackpot	1992 to Present
			Principal of McFarlane Media, LLC (2005)	2005 to Present
			Director of Yo Eleven Gaming Inc.	June 2021 to Present
Bedo H. Kalpakian* (2) Delta, B.C. Canada	Director	May 14, 1946	Director of the Registrant	2021 to Present
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
			Corporate Secretary of Jackpot	2008 to Present
			Corporate Secretary of Yo Eleven Gaming Inc.	June 2021 to Present

*Members of the Company’s audit committee.

(1) Upon Bedo H. Kalpakian stepping down as President & CEO, as of April 1, 2017, Mr. Jacob H. Kalpakian was appointed as President & CEO.

(2) Upon Bedo H. Kalpakian stepping down as CFO, as of April 1, 2017, Mr. Neil Spellman has been appointed as CFO. As of May 25, 2021, Bedo H. Kalpakian was appointed to the Board of Directors.

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

During 2022, 2021 and 2020, there were no stock options granted to Directors, Officers and Employees.

The Company has no long-term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders. All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms. Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992; Neil Spellman has served as a director since August 2016 and Bedo H. Kalpakian served as director from 1984 until 2017 and again since May 25, 2021.

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

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. Presently, the Company’s audit committee consists of the following directors; Neil Spellman, Gregory T. McFarlane and Bedo H. Kalpakian. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see Exhibit 14.1 – Incorporated by reference).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on November 14, 2022. The Company’s 2021 Annual Information Circular (see Exhibit 13.6 – Incorpoarted by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2022 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	1,802,039	(1)	31.36%
Gregory T. McFarlane, Washington, UT, USA	25		0.00%
Bedo Kalpakian, Delta, BC, Canada	140,786		2.45%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114		0.002%

Notes: *Based on 5,745,947 issued and outstanding common shares as of December 31, 2022.

(1) Of these common shares, 126,264 are held by 30 Rock Management Inc., 1,416,656 are held by Kalpakian Bros.and 2,831 are held by a family member.

(2) Kalpakian Bros. and 30 Rock Management Inc. are private companies controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2021 were as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	439,039	(1)	9.77%
Gregory T. McFarlane, Washington, UT, USA	25		0.00%
Bedo Kalpakian, Delta, BC, Canada	140,786		3.13%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114		0.002%

Notes: *Based on 4,495,947 issued and outstanding common shares as of December 31, 2021.

(1) Of these common shares, 126,264 were held by 30 Rock Management Inc., 303,656 were held by Kalpakian Bros.and 2,831 were held by a family member.

(2) Kalpakian Bros. and 30 Rock Management Inc. are private companies controlled by Jacob H. Kalpakian.

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2020 were as follows:

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

(1) Of these common shares, 13,000 were held by 30 Rock Management Inc., 2,004 were held by Kalpakian Bros.and 2,831 were held by a family member.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 – Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the Annual General Meeting of Shareholders which took place on Wednesday, November 18, 2019 see Exhibit 13.3 – Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, November 20, 2020 (see Exhibit 13.4 - Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, December 3, 2021 (see Exhibit 13.5 – Incorporated by reference) and at the last Annual General Meeting of Shareholders which took place on Monday, November 14, 2022 (see Exhibit 13.6 – Incorporated by reference).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2022, 2021 and 2020 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owned 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. During the twelve months ended December 31, 2019, Jackpot sold a total of 680,000 of the Company’s common shares. As at December 31, 2019 and 2020, Jackpot owned 9,997 common shares of the Company. In addition, Jackpot owned 689,997 share purchase warrants of the Company exercisable at $0.60 per share which expired unexercised on November 2, 2022. Subsequent to the year-ended December 31, 2020, Jackpot acquired 2,986,900 additional shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference).

As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing 10.5% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

As at December 31, 2022, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC	1,942,825	(1)	33.81%
Jackport Digital Inc., Vancouver, BC	607,377		10.5%

(1) Of these shares, 140,786 common shares are held by Bedo H. Kalpakian directly, 256,288 common shares are held by Jacob H. Kalpakian directly, 1,542,920 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 2,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 5,745,947 issued and outstanding common shares as of December 31, 2022.

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

As at December 31, 2020, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC and Isabel Kalpakian Vancouver, BC	298,515	(1)	20.47%
Jamco Capital Inc. (formerly 87 Capital Inc. & JAMCO Capital Partners Inc.)	160,000		10.97%

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

7.A.2. As of December 31, 2022, the Company had 5,745,947 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 919 outstanding common shares and 2 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and has subsequently been extended up to September 30, 2023. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

As at December 31, 2022 and 2021, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2022	December 31, 2021
Advances from directors (interest at prime plus 1%)	40,372	—
Entities controlled by directors (non-interest-bearing)	62,828	34,756
	103,200	34,756

Included in convertible debentures and accrued interest is $489,589 (2021 - $459,589) owing to the Chief Executive Officer and to a director of the Company.

During the years ended December 31, the following amounts were charged by related parties.

	2022	2021	2020
Interest charged on amounts due to related parties	$1,158	$275	$4,733
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	19,272	13,901	12,000
	$62,430	$56,176	$58,733

The Company, together with Jackpot, a related company with certain common directors, have entered into an office lease agreement with an arm’s length party.

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

On October 29, 2021 the Company entered into an Addendum (see Exhibit 10.15.1 – Incorporated by reference) to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

At December 31, 2022, the Company recorded interest expense of $30,000 (2021 - $30,000). As of December 31, 2022, $250,000 of the convertible debentures are outstanding plus the accrued interest of $239,589 (2021 - $209,589).

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 10.5% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Jackpot is related to the Company by virtue of the fact that Jackpot’s CEO and President, namely Jacob H. Kalpakian, is the President & CEO of the Company. Furthermore, Gregory T. McFarlane and Neil Spellman are directors of both the Company and Jackpot.

The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2020, the Company and Jackpot renewed the office support services agreement which expired on April 30, 2022 and which has been subsequently renewed up to September 30, 2023.

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

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2022, are included in Item 17 of this Annual Report.

Item 8.A.7. Legal Proceedings

On January 17, 2017 a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

On February 21, 2017 an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and Jamco Capital Inc. (formerly Kape Holdings Inc.) (“Jamco”) whereby the outstanding debt in the amount of $53,024.40 was assigned to Jamco. The Company had acknowledged this assignment to Jamco and agreed to adjust the Company’s financial accounts and records to reflect this assignment. Jamco is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company was discontinued. On January 25, 2021, the Company issued 212,098 common shares to Jamco in settlement of the $53,023.40 pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference).

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

During 2018, Jackpot owned 689,997 common shares of the Company which represented 48.64% of the Company’s then issued and outstanding common shares as at December 31, 2018. As such, Jackpot had direct control of the Company. During the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. As at December 31, 2020, Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owned 689,997 share purchase warrants of the Company exercisable at $0.60 per share which expired unexercised on November 2, 2022. On January 25, 2021, Jackpot acquired additional 597,380 common shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference). As of the date of this Report, Jackpot owns 607,377 common shares of the Company representing approximately 10.5% of the issued and outstanding common shares of the Company.

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

On July 7, 2014, the Company’s share capital was consolidated on the basis of 6 (old) common shares for 1 (new) common share and the Company changed its name to 37 Capital Inc. (“37 Capital”). As a result, the shares of High 5 were de-listed from trading and the shares of 37 Capital commenced trading in Canada on the CSE under the symbol “JJJ”, and in the U.S.A. the trading symbol of the Company’s shares remained unchanged on the OTCQB under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares was 88429G102.

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

OTC Pink Sheets – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2018	2.60	0.50	2,738
2019	0.76	0.25	2,184
2020	0.2805	0.1205	1,605
2021	0.8415	0.03	43,621
2022	0.132	0.089	5,321

Two Most Recent Financial Years
Year 2021
Jan 1 – Mar 31	0.6805	0.271	1764
Apr 1 – Jun 30	0.8415	0.225	36859
Jul 1 – Sept 30	0.207	0.1771	4952
Oct 1 – Dec 31	0.19	0.03	46

Year 2022
Jan 1 – Mar 31	0.132	0.089	5,321
Apr 1 – Jun 30	N/A	N/A	0
Jul 1 – Sept 30	N/A	N/A	0
Oct 1 – Dec 31	N/A	N/A	0

CSE

Canadian Stock Exchange

Trading Range

Five Most Recent Financial Years	Cdn $ High	Cdn $ Low	Volume
2018	1.50	0.50	115,031
2019	1.45	0.05	892,666
2020	0.30	0.05	286,344
2021	1.15	0.25	1,306,227
2022	0.17	0.015	556,306

Two Most Recent Financial Years
Year 2021
Jan 1 – Mar 31	1.15	0.25	168,629
Apr 1 – Jun 30	0.45	0.25	205,502
Jul 1 – Sep 30	0.35	0.175	805,479
Oct 1 – Dec 31	0.21	0.18	126,617

Year 2022
Jan 1 – Mar 31	0.17	0.12	69,450
Apr 1 – Jun 30	0.095	0.05	130,799
Jul 1 – Sep 30	0.04	0.02	27,931
Oct 1 – Dec 31	0.04	0.015	328,126

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 5,745,947 common shares are issued and outstanding as of December 31, 2022. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 4, 2023	5,745,947	Nil	N/A	N/A
Warrants as at May 4, 2023	250,000 750,000 200,000 1,200,000	Nil	$0.05 $0.05 $0.05	August 31, 2027 October 7, 2027 October 31, 2027
Fully Diluted as at May 4, 2023	6,945,947	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2022, 2021 and 2020:

Warrants activity for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2020	964,997	$0.60
Expired	(100,000)	0.675
Issued	80,000	0.50
Balance, December 31, 2021	944,997	0.59
Issued	1,200,000	0.05
Expired	(864,997)	0.12
Balance, December 31, 2022	1,280,000	$0.08

As of December 31, 2022, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 15, 2023	$0.50	80,000
August 31, 2027	$0.05	250,000
August 15, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
		1,280,000

The weighted average remaining contractual life for warrants outstanding at December 31, 2022 is 4.46 years (2021 – 0.86 years).

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.3 – Incorporated by reference).

The 2015 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on November 14, 2022. The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant (see Exhibit 13.6 – Incorporated by reference).

As of December 31, 2022, there were no stock options outstanding (December 31, 2021: Nil) (December 31, 2020: Nil).

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

Reserves

	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2019	1,438,542	$25,857,450	$33,706	$—	$(27,061,939)	$(1,170,783)
Net loss for the year	—	—	—	—	(133,379)	(133,379)
Shares issued to Eagle Plain Acacia Property	20,000	7,500	—	—	—	7,500
Balance, December 31, 2020	1,458,542	25,864,950	33,706	—	(27,195,318)	(1,296,662)
Net loss for the year	—	—	—	—	(1,044,863)	(1,044,863)
Private placement, net of issuance of costs	80,000	20,000	—	—	—	20,000
Shares issued for debt, net of issuance of costs	2,957,406	1,626,319	—	—	—	1,626,319
Fractional share adjustment	(1)	—	—	—	—	—
Balance, December 31, 2021	4,495,947	27,511,269	33,706	—	(28,240,181)	(695,206)
Net loss for the year	—	—	—		(125,036)	(125,036)
Shares issued for mineral property interests investment	50,000	1,000	—		—	1,000
Private placement, net of issuance of costs	1,200,000	24,000	—	24,000	—	48,000
Balance, December 31, 2022	5,745,947	$27,536,269	$33,706	$24,000	$(28,365,217)	$(771,242)

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

Item 10.C. Material Contracts

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

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt whereby the Company purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 was payable after eighteen months from the closing date. Additionally, the Company was obligated to pay Colt a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000 (see Exhibit 10.11.5 – Incorporated by reference).

Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt (see Exhibit 10.11.6* - Attached), the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

As at December 31, 2022, the Company owns a 100% undivided right, interest and title in and to the Extra High Property which covers an area of 650 hectares.

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

The Company has entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 - Incorporated by reference). The Company issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consisted of one common share and one share purchase warrant. Each warrant was exercisable at the price of $0.60 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with applicable securities laws. During September 2018, Jackpot sold 160,000 units of 37 Capital to an arm’s length party, and during the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. In addition, Jackpot owned 689,997 share purchase warrants of the Company exercisable at $0.60 which expired unexercised on November 2, 2022.

On December 11, 2020, the Company entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement”) with a fair value of $0.55 per common share to certain creditors, including to a related party and a director and officer of the Company (the “Creditors”) (see Exhibit 10.20 – Incorported by reference), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 10.5% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

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

At December 31, 2022, the Company had cash of $122 (2021 - $1,611) available to apply against short-term business requirements and current liabilities of $826,925 (2021 -$697,319 ). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2022, two convertible debentures together with the accrued interest are outstanding , and the loan payable in the amount of $50,000 plus accrued interest in the amount of $7,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2022, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.
b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, it was found that the internal controls cannot be relied upon due to lack of segregation of duties. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
43

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

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2022: $21,000) (2021: $17,000) and (2020: $17,000).
(b)	Audit Related Fees were (2022: $Nil) (2021: $Nil) and 2020: $Nil).
(c)	Tax Fees: Tax fees were (2022: $1,700) (2021:$1,050) and (2020: $1,000)
(d)	All other Fees were (2022: $Nil) (2021: $Nil) and (2020: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circulars dated October 7, 2020, October 20, 2021 and October 7, 2022 (see Exhibits 13.4, 13.5 & 13.6 – Incorporated by reference)

The Audit Committee’s pre-approval policies and procedures: The Audit Committee has adopted procedures to pre-approve audit services and all non-audit related services to be rendered by the Company’s external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve audit services up to a maximum cost of $30,000 and individual assignments up to a maximum cost of $5,000. All other assignments must be pre-approved by the Audit Committee. All amounts which exceed the authorized amounts require further approval from the Audit Committee.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2022 and 2021, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements	Page
i) Financial Statements
Report of Independent Registered Public Accounting Firm to the Shareholders	F-2
Balance Sheets as at December 31, 2022 and 2021	F-3
Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020	F-4
Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2022, 2021 and 2020	F-5
Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2021 and 2020	F-6
Notes to the Financial Statements	F-7 - F-23
ii) Management’s Discussion & Analysis for the year ended December 31, 2022	70 - 82

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

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)
3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483)
3	Amendment to the Articles for the implementation of Advance Notice Provisions. SEC Accession No. 0001607062-15-000191
3.4	Certificate of Name Change to Kokomo Enterprises Inc. SEC Accession No. 0001137171-09-000478
3.5	Certificate of Name Change to High 5 Ventures Inc. SECAccessionNo.0001137171-13-000179
3.6	Certificate of Name Change to 37 Capital Inc
10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)
10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005)
10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)(US Sec Accession No. 0001137171-06-001515)
10.4.2	Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333
10.4.3	Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177
10.4.4	Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177
10.4.5	Addendum to the Management Services Agreement dated September 14, 2012. SEC Accession No. 0001137171-13-000179
10.4.6	Addendum to the Management Services Agreement dated July 17, 2014. SEC Accession No.0001607062-14-000048
10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No. 0001137171-07-000906)
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 – (SEC Accession No. 0001137171-07-000906)
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 – (SEC Accession No. 0001137171-07-000906)
10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659)
10.11.4	Amending Agreement dated March 30, 2016 with Colt Resources Inc. – (SEC Accession No. 0001607062-16-000823)
10.11.5	Property Purchase Agreement with Colt Resources Inc. dated October 31, 2019, as amended on November 29, 2019 - SEC Accession No. 0001607062-20-000146
10.11.6	Offer Letter to Colt Inc. dated July 6, 2022.
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –(SEC Accession No. 0001137171-09-000478)
10.13	Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013. SECAccessionNo.0001607062-14-000003
10.14	2013 Convertible Debenture Financing SEC Accession No .0001607062-14-000003
10.15	2015 Convertible Debenture Financing
10.15.1	Addendum to Convertible Debentures dated October 29, 2021
10.16	Consulting Agreement entered into with 27 Red Capital Inc
10.17	Consulting Agreement entered into with 4 Touchdowns Capital Inc
10.18	Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd
10.19	Property Option Agreement with Eagle Plains Resources Inc. dated September 30, 2019 SEC Accession No. 0001607062-20-000146
10.19.1	Amendment to the Property Option Agreement with Eagle Plains Resources Inc. dated October 15, 2020
10.20	Debt Settlement Agreements dated December 11, 2020 with various Creditors
10.21	Letter of cancellation to Canada Revenue Agency dated December 21, 2022.
11.1	Statement explaining in reasonable detail how earnings/loss per share is calculated
12	Notice of Annual General and Special Meeting 2015 and Management Proxy Materials
13	Notice of Annual General Meeting 2016 and Management Proxy Materials
13.1	Notice of Annual General Meeting 2017 and Management Proxy Materials
13.2	Notice of Annual General Meeting 2018 and Management Proxy Materials
13.3	Notice of Annual General Meeting 2019 and Management Proxy Materials
13.4	Notice of Annual General Meeting 2020 and Management Proxy Materials
13.5	Notice of Annual General Meeting 2021 and Management Proxy Materials
13.6	Notice of Annual General Meeting 2022 and Management Proxy Materials
14	Notice of Annual General Meeting 2014 and Management Proxy Materials
14.1	Code of Ethics - Previously filed on Form 20-F 2003
15	Notice of Annual General Meeting 2013 and Management Proxy Materials. SECAccessionNo.0001607062-14-000003
16	Notice of Annual General Meeting 2012 and Management Proxy Materials. (SEC Accession No. 0001137171-12-000249)
17	Notice of Annual General Meeting 2011 and Management Proxy Materials. (SEC Accession No. 0001137171-11-000333)
18	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference- SEC Accession No. 0001137171-10-000418)
19	Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424)
20	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842)
20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004)
31.1*	Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)
32.2*	Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)
99. *	Financial Exhibits: – (unaudited)
99.1*	Schedules I - Marketable Securities - Other Investments
99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties
99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith

37 CAPITAL INC.

Audited Financial Statements

December 31, 2022 and 2021

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of 37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2022 and 2021, the statements of comprehensive loss, changes in stockholders’ deficiency and cash flows, for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and its financial performance and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

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

Critical Audit Matter(s)

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

Assessment of Mineral property interests for potential impairment indicators

As described in Notes 4 and 5 to the financial statements, management reviews and evaluates the net carrying value of mineral property interests for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. If deemed necessary based on this review and evaluation, management performs a test for impairment.

In its review and evaluation, management determined that there were no indicators that the carrying amount of mineral property interests, which has a carrying value of $54,001 as of December 31, 2022, may not be recoverable.

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

The primary procedures we performed to address this critical audit matter included:

• Evaluation of the Company’s identification of significant events or changes in circumstances that have occurred indicating the underlying mineral property interests may not be recoverable by performing an independent assessment.

• Discussion with management of future business plans for the mineral property interests.

• Ensuring key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

PCAOB # 1173

We have served as the Company’s auditor since 2016

Vancouver, Canada

May 4, 2023

37 CAPITAL INC.

Balance Sheets December 31,

(Expressed in Canadian Dollars)

As at	2022	2021
Assets
Current
Cash	$122	$1,611
GST receivable	1,560	502
Total current assets	1,682	2,113
Mineral Property Interests (note 5)	54,001	—
Total Assets	$55,683	$ 2,113
Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (note 6)	$176,163	$150,001
Due to related parties (note 7)	103,200	34,756
Loan payable (note 9)	57,973	52,973
Convertible debentures (note 10)	489,589	459,589
Total Liabilities	826,925	697,319
Stockholders’ Deficiency
Capital stock (note 11)	27,536,269	27,511,269
Equity portion of convertible debentures (note 10)	33,706	33,706
Reserves	24,000	—
Deficit	(28,365,217)	(28,240,181)
Total Stockholders’ Deficiency	(771,242)	(695,206)
Total Liabilities and Stockholders’ Deficiency	$55,683	$2,113

Going Concern (note 2)

Commitments (note 14)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2022	2021	2020
Expenses
Finance and interest (notes 7, 9 and 10)	$40,598	$36,227	$54,618
Foreign exchange loss	—	318	—
Legal, accounting and audit	21,488	21,545	31,702
Office, rent and miscellaneous (note 7)	38,311	26,133	39,847
Regulatory and transfer fees	24,298	30,992	3,340
Travel, meals and entertainment	—	12	—
Loss on debt settlement (note 11)	—	887,222	—
Impairment loss (notes 5 and 17)	—	40,002	—
Shareholder communications	341	2,412	3,872
Total expenses	125,036	1,044,863	_133,379
Net and Comprehensive Loss for the Year	$(125,036)	$(1,044,863)	$(133,379)
Basic and Diluted Loss per Common Share	$(0.03)	$(0.24)	$(0.09)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	4,807,317	4,287,906	1,427,571

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

				Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2019	1,438,542	$25,857,450	$33,706	$—	$(27,061,939)	$(1,170,783)
Net loss for the year	—	—	—	—	(133,379)	(133,379)
Shares issued to Eagle Plain Acacia Property	20,000	7,500	—	—	—	7,500
Balance, December 31, 2020	1,458,542	25,864,950	33,706	—	(27,195,318)	(1,296,662)
Net loss for the year	—	—	—	—	(1,044,863)	(1,044,863)
Private placement, net of issuance of costs	80,000	20,000	—	—	—	20,000
Shares issued for debt, net of issuance of costs	2,957,406	1,626,319	—	—	—	1,626,319
Fractional share adjustment	(1)	—	—	—	—	—
Balance, December 31, 2021	4,495,947	27,511,269	33,706	—	(28,240,181)	(695,206)
Net loss for the year	—	—	—		(125,036)	(125,036)
Shares issued for mineral property interests investment	50,000	1,000	—		—	1,000
Private placement, net of issuance of costs	1,200,000	24,000	—	24,000	—	48,000
Balance, December 31, 2022	5,745,947	$27,536,269	$33,706	$24,000	$(28,365,217)	$(771,242)

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2022	2021	2020
Operating Activities
Net loss	$(125,036)	$(1,044,863)	$(133,379)
Items not involving cash:
Interest expense on loan and convertible debentures	36,158	31,723	45,000
Impairment loss of investment (note 17)	—	1	—
Impairment loss of mineral property (note 5)	—	40,001	—
Loss on debt settlement	—	887,222	—
Total Operating Activities	(88,878)	(85,916)	(88,379)
Changes in non-cash working capital (note 12)	53,176	37,489	88,350
Cash used in operating activities	(35,702)	(48,427)	(29)
Investing Activities
Purchase of mineral property interest	(53,001)	—	—
Cash used in investing activities	(53,001)	—	—
Financing Activities
Private placement, net of share issue costs	48,000	—	—
Share issue cost	—	(254)	—
Proceeds from loan payable	—	50,000	—
Proceed from related party loan	64,200	44,240	—
Repayment of loan from related party	(24,986)	(43,957)	—
Cash provided by financing activities	87,214	50,029	—
Net increase (decrease) in cash	(1,489)	1,602	(29)
Cash, beginning	1,611	9	38
Cash, ending	$122	$1,611	$9

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2022 and 2021

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

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the financial statements are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post- consolidation amounts.

In March 2020, the World Health Organization declared coronavirus (“COVID-19”) a global pandemic, which has caused significant wide-spread adverse, financial impact. The novel strains of coronavirus have caused and are continuing to cause disruptions globally. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund its operations. An extended disruption that may be caused by the novel strains of coronavirus can affect the Company’s ability to obtain additional financing. The impact on the economy and the Company is not yet determinable.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years. As of December 31, 2022, the Company has an accumulated deficit of $28,365,217, and a working capital deficiency of $825,243. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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

Years Ended December 31, 2022 and 2021

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

(c) Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on May 4, 2023.

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

Years Ended December 31, 2022 and 2021

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

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Financial instruments

(i) Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash
•	At fair value through other comprehensive income (loss) (“FVTOCI”)
•	Amortized cost: accounts payable and accrued liabilities, due to related parties, loan payable and convertible debentures

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

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

The Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists:

•	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed
•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned
•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

5. MINERAL PROPERTY INTERESTS

	Acacia Property	Extra High Property	Total
Balance, December 31, 2020	$15,000	$25,001	$40,001
Impairment	(15,000)	(25,001)	(40,001)
Balance, December 31, 2021	$—	$—	$—
Acquisition costs	—	54,001	54,001
Balance, December 31, 2022	$—	$54,001	$54,001

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
F-14

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wanted to continue with the Option Agreement.

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

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 during the year ended December 31, 2021.

Extra High Property

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following was required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 is payable after eighteen months (unpaid); and
•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022, the Company has made a cash payment of

$15,000 and issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

During the year ended December 31, 2022, the Company incurred $38,001 to extend the expiry date of the Extra High Property to June 30, 2023.

As at December 31, 2022, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Trade payables	$90,195	$77,549
Accrued liabilities	85,968	72,452
Accounts payable and accrued liabilities	$176,163	$150,001

7. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2022	December 31, 2021
Advances from directors (interest at prime plus 1%)	$40,372	$—
Entities controlled by directors (non-interest-bearing)	62,828	34,756
Due to related parties	$103,200	$34,756

Included in convertible debentures and accrued interest is $489,589 (2021 - $459,589) owing to the Chief Executive Officer and to a director of the Company (note 10).

During the years ended December 31, the following amounts were charged by related parties.

	2022	2021	2020
Interest charged on amounts due to related parties	$1,158	$275	$4,733
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 14)	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 14)	19,272	13,901	12,000
Total expenses	$62,430	$56,176	$58,733

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (Note 14).

8. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was owing and was due on demand. On January 25, 2021, the $10,000 was settled by the issuance of 40,000 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. A loss of $12,000 was recognized by the Company during the year ended December 31, 2021 (Note 11).

During the year ended December 31, 2020, the Company received $20,000 of subscription funds for 80,000 flow- through units of the Company at $0.25 per unit, each unit consisting of one common share and one share purchase warrant exercisable at $0.50 per share for two years. On January 15, 2021, the Company issued 80,000 flow-through units of the Company at $0.25 per unit. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

9. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the arm’s length party paid certain debts owed by the Company. The loan was non-interest bearing, unsecured and due on demand. On January 25, 2021, the principal amount of $103,924 plus accrued interest were settled by the issuance of 415,697 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. The Company recognized a loss of $124,709 during the year ended December 31, 2021 (Note 11).

During May 2021, an arm’s length party has lent the Company the amount of $50,000. As of December 31, 2022, the loan is outstanding and has accrued interest in the amount of $7,973 (2021- $2,975).

During July 2022, an arm’s length party has lent the Company the amount of $15,000. As of December 31, 2022, the Company has repaid the $15,000 together with the accrued interest in the amount of $274.

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

At December 31, 2022, the Company recorded interest expense of $30,000 (2021 - $30,000). As of December 31, 2022, $250,000 of the convertible debentures are outstanding plus the accrued interest of

$239,589 (2021 - $209,589).

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

10. CONVERTIBLE DEBENTURES FINANCING (Continued)

During the year ended December 31 2022, the Company recorded interest expense of $nil (2021 - $nil ). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023. The common shares issued were subject to a hold period which expired on May 26, 2021.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2020	$639,191	$33,706	$672,897
Interest accrued	30,000	—	30,000
Shares for debt issue	(209,602)	—	(209,602)
Balance, December 31, 2021	459,589	33,706	493,295
Interest accrued	30,000	—	30,000
Balance, December 31, 2022	$489,589	$33,706	$523,295

11. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value. As of December 31, 2022, there are no preferred shares issued.

(b) Issued

As of December 31, 2022, there are 5,745,947 common shares issued and outstanding.

On August 31, 2022 the Company closed the first tranche of the non-brokered private placement financing which was announced on August 8, 2022 for gross proceeds of $10,000 through the issuance of 250,000 non-flow through units of the Company. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws.

On October 7, 2022 and October 31, 2022, the Company has closed the second, third and final tranches of the non-brokered private placement financing which was announced on August 8, 2022 for gross proceeds of $38,000 through the issuance of 950,000 non-flow through units of the Company. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

(b) Issued (Continued)

On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow- through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020.

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

As at December 31, 2020, Jackpot owned 9,997 common shares in the capital of the Company. During January 2021, Jackpot acquired 597,380 common shares of the Company at a price of $0.25 per share pursuant to a debt settlement agreement dated December 11, 2020. As of December 31, 2022, Jackpot owns 607,377 common shares in the capital of the Company representing approximately 10.5% of the Company’s issued and outstanding common shares.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2020	964,997	0.60
Expired	(100,000)	0.675
Issued	80,000	0.50
Balance, December 31, 2021	944,997	0.59
Issued	1,200,000	0.05
Expired	(864,997)	0.12
Balance, December 31, 2022	1,280,000	$0.08

As of December 31, 2022, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 15, 2023	$0.50	80,000
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
		1,280,000

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

11. CAPITAL STOCK (Continued)

The weighted average remaining contractual life for warrants outstanding at December 31, 2022 is 4.46 years (2021 - 0.86 years).

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2022, there were no stock options outstanding (2021 – Nil).

12. CHANGES IN NON-CASH WORKING CAPITAL

	2022	2021	2020
GST receivable	$(1,058)	$60	$78
Accounts payable and accrued liabilities	26,162	8,698	226,068
Due to related parties	28,072	28,731	(137,796)
Changes in non-cash working capital	$53,176	$37,489	$88,350
Supplemental information
Non-cash items
Interest expense included in convertible debt	$30,000	$30,000	$45,000
Interest expense included in due to related parties	$889	$—	$3,961
Shares issued for mineral property interests	$1,000	$—	$7,500
Shares issued for debt	$—	$1,626,319	$—

13. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to income before income taxes.

For the years ended December 31,	2022	2021	2020
Loss before income taxes	$125,036	$1,044,863	$133,379
Statutory income tax rate	27%	27.00%	27.00%
Expected income tax benefit	(33,760)	(282,113)	(36,012)
Items not deductible for income tax purposes	—	250,350	—
Underprovided in prior years	(36,896)	(85,905)	(97,367)
Unrecognized benefit of deferred tax assets	70,656	117,667	133,379
Income tax expense	$—	$—	$—

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

13. INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

For the years ended December 31,	2022	2021
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,597,836	4,336,148
Capital losses carried forward	993,649	993,649
Unrecognized deductible temporary differences	$8,946,493	$8,684,805

At December 31, 2022, the Company has non-capital losses of $4,587,836 (2021 - $4,336,000 ), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses expire in the years 2027-2042.

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,710,000 that may be carried forward indefinitely.

14. COMMITMENTS

a)	The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

b)	The Company has an office support services agreement with Jackpot which has been extended until March 31, 2023. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.
c)	In relation to the flow-through private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022. The Company was unable to incur the $20,000. The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement. As at December 31, 2022 the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

15. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2022. The Company is not subject to externally imposed capital requirements.

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

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2022, the Company had cash of $122 (2021 - $1,611) available to apply against short-term business requirements and current liabilities of $826,925 (2021 -$697,319 ). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2022, two convertible debentures together with the accrued interest are outstanding , and the loan payable in the amount of $50,000 plus accrued interest in the amount of $7,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2022, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

17. INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received up to that date. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1 as at December 31, 2021.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Financial Statements for the

Year ended December 31, 2022

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2022 and 2021 and the notes thereto.

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

The following information is prepared as at May 4, 2023.

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

Selected Annual Information

Selected annual information from the financial statements (audited) for the three years ended December 31, 2022, 2021 and 2020 is shown in the following table:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	0	0	0
Interest income	0	0	0
Expenses	125,036	1,044,863	133,379
Basic and diluted loss per common share before other items	(0.03)	(0.24)	(0.09)
Comprehensive loss	(125,036)	(1,044,863)	(133,379)
Total assets	55,683	2,113	40,573
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

For the year ended December 31, 2022:

•	The Company’s operating expenses were $125,036 as compared to $1,044,863 for the corresponding period in 2021 and as compared to $133,379 for the corresponding period in 2020.
~~•~~	The Company recorded a comprehensive loss of $125,036 as compared to a comprehensive loss of $1,044,863 for the corresponding period in 2021 and as compared to a comprehensive loss of $133,379 during the corresponding period in 2020.
•	The Company’s basic and diluted loss per common share was $0.03 as compared to a basic and diluted loss of $0.24 during the corresponding period in 2021 and as compared to a basic and diluted loss of $0.09 during the corresponding period in 2020.
•	The Company’s total assets were $55,683 as compared to $2,113 during the corresponding period in 2021 and as compared to $40,573 during the corresponding period in 2020.
•	The Company’s total liabilities were $826,925 as compared to $697,319 during the corresponding period in 2021 and as compared $1,337,235 during the corresponding period in 2020.
•	The Company had a working capital deficiency of $825,243 as compared to a working capital deficiency of $695,206 during the corresponding period of 2021 and as compared to a working capital deficiency of $1,336,664 during the corresponding period in 2020.

The Company is presently not a party to any legal proceedings whatsoever.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 10.5% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Effective as of May 1, 2021, Fred A.C. Tejada resigned from the Board of Directors of the Company, and effective as of May 25, 2021, Bedo H. Kalpakian was appointed as a director of the Company.

At the Company’s Annual General Meeting, which was held on November 14, 2022, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019 the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consisted of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. Subsequent to the year-ended December 31, 2022, the non-flow share purchase warrants expired unexercised.

In relation to the flow-through private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022.  The Company was unable to incur the $20,000.  The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement.  As at December 31, 2022 the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

On August 8, 2022, the Company announced that it intended to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit. During August and October 2022 the Company closed the private placement financing in three tranches by the issuance in aggregate of 1,200,000 non-flow through units of the Company at $0.04 per unit for total gross proceeds of $48,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of five years. All securities that have been issued were subject to four months and one day hold period.

In addition, on August 8, 2022, the Company announced that it intended to offer a non-brokered private placement financing for gross proceeds of up to $100,000 by issuing up to 2,500,000 flow-through units of the Company at a price of $0.04 per unit (the “Proposed Flow-Through Financing”). However, the Company was unable to close the Proposed Flow-Through Financing for up to $100,000.

Mineral Properties

1. Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property. The following was required to complete the purchase:

•	a cash consideration of $100,000 of which $25,000 was paid on the closing date and the remaining balance of $75,000 is payable after eighteen months (unpaid); and
•	a 0.5% NSR from commercial production which may be purchased by the Company at any time by making a payment of $500,000.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022 which was accepted by Colt Resources, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

During the year ended December 31, 2022, the Company incurred $38,001 to extend the expiry date of the Extra High Property to June 30, 2023.

As of the date of this MD&A, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

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

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 at year-end December 31, 2021.

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received up to that date. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1 during the year ended December 31, 2021.

Fourth Quarter (December 31, 2022)

During the three months [fourth quarter] period ended December 31, 2022:

•	The Company had a comprehensive loss of $57,456 or $0.01 per share as compared to a comprehensive loss of $969,942 or $0.22 per share during the same three-month period (fourth period) ended December 31, 2021 and as compared to comprehensive loss of $45,030 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2020.
•	The Company’s Operating costs were $57,456 as compared to $969,942 for the same period in 2021 and as compared to $45,030 for the same period in 2020.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(57,456)	(20,694)	(24,768)	(22,118)
Loss per share	(0.01)	(0.00)	(0.01)	(0.01)

For the Quarterly Periods ended:	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(969,942)	(24,056)	(30,952)	(19,913)
Loss per share	(0.22)	(0.01)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.
•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.
•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.
•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.
•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interest in the Extra High mineral exploration property. A drop in the availability of equity financings will likely impede spending on mineral properties which can affect the Company.
•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
•	In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment, as a result the Company has written-off its investment in the Mexican gaming company.
•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.
•	In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. To date there have been significant wide-spread adverse financial impact globally. The novel strains of coronavirus have caused and are continuing to cause disruptions globally. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund its ongoing operations. An extended disruption that may be caused by the novel strains of coronavirus can affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its Extra High mineral property in a timely manner. The impact on the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods can be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.
75

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2023, the Company shall require at least $400,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2022:

•	the Company’s total assets were $55,683 as compared to $2,113 for the year ended December 31, 2021 and as compared to $40,573 for the year ended December 31, 2020.
•	the Company’s total liabilities were $826,925 as compared to $697,319 for the period ended December 31, 2021 and as compared to $1,337,235 for the period ended December 31, 2020.
•	the Company had $122 in cash as compared to $1,611 in cash for the year ended December 31, 2021 and as compared to $9 in cash for the year ended December 31, 2020.
•	the Company had GST receivable in the amount of $1,560 as compared to $502 for the year ended December 31, 2021 and as compared to $562 for the year ended December 31, 2020.

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

Private Placement Financing

i) During August and October 2022, the Company issued in aggregate 1,200,000 non flow-through units of the Company. Each non flow-through unit consists of one common share and one share purchase warrant to acquire one common share of the Company at a price of $0.05 for a period of five years. All securities issued in connection with this financing were subject to four months and one day hold period.

ii) On January 15, 2021, the Company issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

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

During May 2021, an arm’s length party lent the Issuer the amount of $50,000. As of December 31, 2022, the loan is outstanding and has accrued interest in the amount of $7,973.

During July 2022, an arm’s length party has lent the Company the amount of $15,000. As of December 31, 2022, the loan has been repaid together with the accrued interest in the amount of $274.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 40,000 common shares of the Company with a fair value of $0.55 per share in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). A loss of $12,000 was recognized by the Company during the year ended December 31, 2021.

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

On October 29, 2021 the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and the Lenders has been reached.

At December 31, 2022, the Company recorded interest expense of $30,000 (2021 - $30,000). As of December 31, 2022, $250,000 of the convertible debentures are outstanding plus the accrued interest of $239,589 (2021 - $209,589).

Convertible Debentures Financing 2013

During the year ended December 31, 2013 the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bore interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

During the year ended December 31, 2022 the Company recorded interest expense of $nil (2021 - $nil). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023 during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

Warrants

As at December 31, 2022, a total of 1,280,000 warrants with exercise prices ranging from $0.05 to $0.60 per warrant share were outstanding. Subsequent to the year ended December 31, 2022, 80,000 share purchase warrants exercisable at $0.50 per share expired unexercised. As of the date of this MD&A, there are a total of 1,200,000 warrants outstanding.

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

As at December 31,2022, there were no outstanding stock options (December 31, 2021 – Nil).

As of the date of this MD&A, there are no outstanding stock options.

Significant Accounting Policies

The Annual Audited Financial Statements for the year ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Financial Statements for the year ended December 31, 2022.

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

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related to 37 Capital by certain common key management personnel.

The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

The Company has an office support services agreement with Jackpot which has been extended until September 30, 2023. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2022	December 31, 2021
Advances from directors (interest at prime plus 1%)	$40,372	$—
Entities controlled by directors (non-interest-bearing)	62,828	34,756
	$103,200	$34,756

Included in convertible debentures and accrued interest is $489,589 (2021 - $459,589) owing to the Chief Executive Officer and to a director of the Company.

During the years ended December 31, the following amounts were charged by related parties.

	2022	2021	2020
Interest charged on amounts due to related parties	$1,158	$275	$4,733
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	19,272	13,901	12,000
	$62,430	$56,176	$58,733

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. On October 29, 2021 the Company entered into an Addendum to the Convertible Debentures whereby the maturity date of the principal amount of $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and the Lenders has been reached.

As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 10.5% of the Company’s issued and outstanding common shares.

Insider Participation

In connection with the non-brokered private placement which was announced on August 8, 2022, an Insider of the Company and his private company, acquired in aggregate 1,200,000 units at $0.04 per unit in the capital of 37 Capital. For further particulars please see Private Placement Financings on page 9 of this MD&A, item (i).

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

At December 31, 2022, the Company had cash of $122 (2021 - $1,611) available to apply against short-term business requirements and current liabilities of $826,925 (2021 - $697,319). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2022, two convertible debentures together with the accrued interest are outstanding, and the loan payable in the amount of $50,000 plus accrued interest in the amount of $7,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2022, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2022 and 2021.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 4, 2023	5,745,947	Nil	N/A	N/A
Warrants as at May 4, 2023	250,000 750,000 200,000 1,200,000	Nil	$0.05 $0.05 $0.05	August 31, 2027 October 7, 2027 October 31, 2027
Fully Diluted as at May 4, 2023	6,945,947	Nil

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

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2022) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President & Chief Executive Officer

 Dated this 15th day of May, 2023.

