Form 20-F
period 2023-12-31
37 CAPITAL INC
filed 2024-05-14
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8

(Address of principal executive offices)

Jacob Kalpakian, (604) 681-0204, Email: info@37capitalinc.com, Facsimile (604) 681-9428,

Suite 575, 510 Burrard Street, Vancouver, BC, Canada V6C 3A8

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,745,947 common shares as of December 31, 2023. No preferred shares issued and outstanding.

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

*Members of the Audit Committee

1Bedo Kalpakian was appointed to the Board of Directors on May 25, 2021

Fred Tejada stepped down from the Board of Directors on May 1, 2021.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2023, 2022, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. All common shares and per share amounts included in this Annual Report on Form 20-F (2023) have been restated to give retroactive effect to the 5:1 share consolidation, which took effect on June 20, 2021 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2023, 2022, 2021, 2020 and 2019 have been prepared in accordance with IFRS.

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Revenue	$0	0	0	0	0
Interest Income	$0	0	0	0	0
Comprehensive loss	$(48,820)	(125,036)	(1,044,863)	(133,379)	(147,137)
Basic and diluted loss per common share before other items	$(0.00)	(0.03)	(0.24)	(0.09)	(0.10)
Total Assets	$121,374	55,683	2,113	40,573	33,180
Capital Stock	$27,736,269	27,536,269	27,511,269	25,864,950	25,857,450
Number of common shares at year-end	13,745,947	5,745,947	4,495,947	1,458,542	1, 438,542
Long-term obligations	$0	0	0	0	0
Cash dividends	$0	0	0	0	0

Bank of Canada Exchange Rates

	Monthly High ($)(1)	Monthly Low ($)(1)
July 2023	0.7617	0.7492
August 2023	0.7524	0.7350
September 2023	0.7450	0.7313
October 2023	0.7358	0.7209
November 2023	0.7363	0.7207
December 2023	0.7573	0.7353

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2023	For Year Ended December 31, 2022	For Year Ended December 31, 2021	For Year Ended December 31, 2020	For Year Ended December 31, 2019
Average rate ($)(2)	0.7446	0.7692	0.7980	0.7461	0.7560
High ($)(3)	0.7573	0.8031	0.8306	0.7863	0.7699
Low ($)(3)	0.7353	0.7217	0.7727	0.6898	0.7393

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2023, the US $1.00 was equal to Cdn $1.3243.

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

- Revenues and Dividends: The Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2019, 2020, 2021, 2022 and 2023. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

Subsequently on February 5, 2024, the CSE has deemed the Company to meet its minimum listing requirements and, as a result, the Company is now trading under the symbol “JJJ”.

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

Arrangement Agreement

On February 26, 2015, the Company incorporated then two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”). The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. As a result of the completion of the Arrangement on February 12, 2016, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

A copy of the Arrangement Agreement is available on www.sedarplus.ca.

Company Information

On August 23, 2016, Mr. Neil Spellman of Carlsbad, California, joined the Board of Directors of the Company. Mr. Spellman was appointed as the CFO of the Company effective as of April 1, 2017.

Effective as of August 1, 2021, the Company’s office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8. The telephone number is (604) 681-0204 (ext. 6105) and the telefax number is (604) 681-9428. The contact person is Jake H. Kalpakian.

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

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.sedarplus.ca. The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K at the following link:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000825171&owner=exclude&count=40 will give you direct access to the Company’s filings.

Presently, 37 Capital is seeking opportunities of merit to get involved with. It should be noted that there are no assurances whatsoever that 37 Capital shall be successful in its attempts of seeking opportunities of merit.

Item 4. C. Organizational Structure

Arrangement Agreement

On February 26, 2015, the Company incorporated then two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”). On April 30, 2015, the Company entered into an arrangement agreement (the “Arrangement Agreement”) (see Exhibit 12 – Incorporated by reference) with 27 Red (“Spinco1”) and 4 Touchdowns (“Spinco2”). The Company completed the Plan of Arrangement with 27 Red (Spinco 1) and 4 Touchdowns (Spinco 2) on February 12, 2016 (the “Effective Date”). Shareholders of record on the Effective Date received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. As a result of the completion of the Arrangement on February 12, 2016, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

A copy of the Arrangement Agreement is available on www.sedarplus.ca.

Item 4.D. Property, Plants and Equipment

I. Extra High Claims, Kamloops Mining Division, British Columbia, Canada

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”) (see Exhibits 10.5.1; 10.5.2; 10.11.2; 10.11.3; 10.11.4 – Incorporated by references).

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources Inc. (“Colt Resources”) to purchase the remaining 67% right, interest and title in and to the Extra High Property.

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022 which was accepted by Colt Resources, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

During 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Extra High Property (the “Company’s 2023 Exploration Work Program”). The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $24,991 of exploration related expenditures for Phase 2, for a total amount of $44,991. The mineral claims covering the Extra High Property are valid until December 28, 2028.

As at December 31, 2023, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

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

Legal Description

The Extra High Mineral Claims tenures are as follows:

TENURE NUMBER	NAME OF CLAIM	Property Size (in hectares)	CONVERSION DATE OR DATE STAKED	BC MAP #	EXPIRY DATE
509949	Extra High	60.829	2005/MAR/31	082M	2028/DEC/28
509961	Extra High	121.664	2005/MAR/31	082M	2028/DEC/28
509969	Extra High	344.834	2005/MAR/31	082M	2028/DEC/28
510214	Extra High	40.557	2005/APR/05	082M	2028/DEC/28
510215	Extra High	81.124	2005/APR/05	082M	2028/DEC/28
Total:		650

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2023, 2022 and 2021 which are in accordance with IFRS:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$0	$0	0
Interest income	0	0	0
Expenses	48,820	125,036	1,044,863
Basic and diluted loss per common share before other items		(0.03)	(0.24)
Comprehensive loss	(48,820)	(125,036)	(1,044,863)
Total assets	121,374	55,683	2,113
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

 In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020. Presently, the Company’s common shares are listed for trading in the USA on the PINK Sheets on the OTC market. The Cusip number of the Company’s common shares is 88429G201. The Company’s office is located at Suite 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8 and its registered office is located at Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

 For the year ended December 31, 2023:

•	The Company’s operating expenses were $48,820 as compared to $125,036 for the corresponding period in 2022 and as compared to $1,044,863 for the corresponding period in 2021.
~~•~~	The Company recorded a comprehensive loss of $48,820 as compared to a comprehensive loss of $125,036 for the corresponding period in 2022 and as compared to a comprehensive loss of $1,044,863 for the corresponding period in 2021.
•	The Company’s basic and diluted loss per common share was $0.00 as compared to a basic and diluted loss per common share of $0.03 and as compared to a basic and diluted loss of $0.24 during the corresponding period in 2021.
•	The Company’s total assets were $121,374 as compared to $55,683 during the corresponding period in 2022 and as compared to $2,113 during the corresponding period in 2021.
•	The Company’s total liabilities were $741,436 as compared to $826,925 during the corresponding period in 2022 and as compared to $697,319 during the corresponding period in 2021.
•	The Company had a working capital deficiency of $719,054 as compared to a working capital deficiency of $825,243 during the corresponding period of 2022 and as compared to a working capital deficiency of $695,206 during the corresponding period of 2021.

On April 1, 2017, Mr. Bedo H. Kalpakian stepped down as the Company’s President, CEO & CFO. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian became the President & CEO of the Company, and Mr. Neil Spellman became the CFO of the Company.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 4.42% of the issued and outstanding common shares of the Company.

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

At the Company’s Annual General Meeting, which was held on December 12, 2023 (see Exhibit 13.7* - Attached), the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

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

The Company is presently not a party to any legal proceedings whatsoever.

 Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(35,061)	(21,948)	27,072	(18,883)
Income/(loss) per share	(0.00)	(0.00)	0.00	(0.00)

For the Quarterly Periods ended:	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(57,456)	(20,694)	(24,768)	(22,118)
Loss per share	(0.01)	(0.00)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2024, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2023:

•	the Company’s total assets were $121,374 as compared to $55,683 for the year ended December 31, 2022 and as compared to $2,113 for the year ended December 31, 2021.
•	the Company’s total liabilities were $741,436 as compared to $826,925 for the year ended December 31, 2022 and as compared to $697,319 for the year ended December 31, 2021.
•	the Company had $18,304 in cash as compared to $122 in cash for the year ended December 31, 2022 and as compared to $1,611 in cash for the year ended December 31, 2021.
•	the Company had GST receivable in the amount of $4,078 as compared to $1,560 for the year ended December 31, 2023 and as compared to $502 for the year ended December 31, 2021.

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

Private Placement Financings

During the year ended December 31, 2023, the following transactions have occurred:

•	On July 24, 2023, the Company closed a non-brokered private placement financing which was announced on June 5, 2023 for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual method the warrants were valued at $nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was recorded.
•	On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2022, the following share transactions occurred:

i) During August and October 2022, the Company issued in aggregate 1,200,000 non flow-through units of the Company. Each non flow-through unit consists of one common share and one share purchase warrant to acquire one common share of the Company at a price of $0.05 for a period of five years. All securities issued in connection with this financing were subject to four-months and one day hold period.

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

Loan Payable

The Company had borrowed the sum of $103,924 from a party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the party, on January 25, 2021 the Company issued a total of 415,697 common shares of the Company with a fair value of $0.55 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Company recognized a loss of $124,709 during the year ended December 31, 2021. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Issuer the amount of $50,000. As of December 31, 2023, the loan is outstanding and has accrued interest in the amount of $12,973.

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

On October 29, 2021, the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

As at December 31, 2023, the Company recorded interest expense of $30,000 (December 31, 2022 - $30,000). As of December 31, 2023, $250,000 of the convertible debentures are outstanding plus the accrued interest of $269,589 (December 31, 2022 - $239,589).

Convertible Debentures Financing 2013

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

Warrants

As at December 31, 2023, a total of 9,200,000 warrants exercisable at the price of $0.05 per warrant share were outstanding. As of the date of this MD&A, there are 9,200,000 share purchase warrants outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

As at December 31,2023, there were no outstanding stock options (December 31, 2022 – Nil).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2023, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1) Vancouver, B.C. Canada	President, CEO and Director	October 18, 1968	President & CEO	April 2017 to Present
			Vice President of Registrant	1991 to April 2017
			President of Jackpot Digital Inc. (“Jackpot”)	1991 to Present
			CEO of Jackpot	2004 to Present
			President of Yo Eleven Gaming Inc.	June 2021 to Present

Neil Spellman*(2) Carlsbad, CA, USA	CFO & Director	January 24, 1953	Director of the Registrant CFO of the Registrant	Aug 2016 to Present
			Director of Jackpot	April 2017 to Present
			Senior Vice President of DB Financial	2002 to July 2020
			CFO of Yo Eleven Gaming Inc.	June 2021 to Present
Gregory T. McFarlane* Washington, Utah, USA	Director	November 13, 1968	Director of the Registrant Director of Jackpot	1992 to Present
			Principal of McFarlane Media, LLC (2005)	2005 to Present
			Director of Yo Eleven Gaming Inc.	June 2021 to Present
Bedo H. Kalpakian* (2) Delta, B.C. Canada	Director	May 14, 1946	Director of the Registrant	2021 to Present 1984 to 2017
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant	2008 to Present
			Corporate Secretary of Jackpot	2008 to Present
			Corporate Secretary of Yo Eleven Gaming Inc.	June 2021 to Present

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

During 2023, 2022 and 2021, there were no stock options granted to Directors, Officers and Employees.

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

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s Annual General Shareholder’s meeting which was held on December 12, 2023. The Company’s 2023 Annual Information Circular (see Exhibit 13.7* - Attached) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2023 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	5,403,039	(1)	39.31%
Gregory T. McFarlane, Washington, UT, USA	25		0.00%
Bedo Kalpakian, Delta, BC, Canada	140,786		1.02%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114		0.00%

Notes: *Based on 13,745,947 issued and outstanding common shares as of December 31, 2023.

(1) Of these common shares, 126,264 are held by 30 Rock Management Inc., 2,217,656 are held by Kalpakian Bros.and 302,831 are held by a family member.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 – Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the Annual General Meeting of Shareholders which took place on Wednesday, November 18, 2019 see Exhibit 13.3 – Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, November 20, 2020 (see Exhibit 13.4 - Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, December 3, 2021 (see Exhibit 13.5 – Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Monday, November 14, 2022 (see Exhibit 13.6 – Incorporated by reference) and at the last Annual General Meeting of Shareholders which took place on Tuesday, December 12, 2023 (see Exhibit 13.7* - Attached).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2023, 2022 and 2021 there were no stock options granted to Directors, Officers, Employees and Consultants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1. The Company is a publicly-owned corporation, the common shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. The Company is not directly or indirectly controlled by any foreign government. However, Jackpot owned 48.64% of the Company’s issued and outstanding common shares as at December 31, 2018. During the twelve months ended December 31, 2019, Jackpot sold a total of 680,000 of the Company’s common shares. As at December 31, 2019 and 2020, Jackpot owned 9,997 common shares of the Company. In addition, Jackpot owned 689,997 share purchase warrants of the Company exercisable at $0.60 per share which expired unexercised on November 2, 2022. Subsequent to the year-ended December 31, 2020, Jackpot acquired 597,380 (post-consolidated) additional shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference).

As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing 4.42% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

As at December 31, 2023, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Bedo H. Kalpakian, Delta, BC and Jacob H. Kalpakian Vancouver, BC	5,543,825	(1)	40.33%
Roberto Fia, Toronto, ON	4,040,000		29.39%

(1) Of these shares, 140,786 common shares are held by Bedo H. Kalpakian directly, 2,756,288 common shares are held by Jacob H. Kalpakian directly, 2,343,920 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 302,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 13,745,947 issued and outstanding common shares as of December 31, 2023.

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

Jackpot Digital Inc., Vancouver, BC 607,377 10.5%

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

7.A.2. As of December 31, 2023, the Company had 13,745,947 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 919 outstanding common shares and 2 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

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

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and has subsequently been extended up to September 30, 2024. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

During the year ended December 31, 2023 the Company settled accounts payable and recognized a gain of $53,371 (December 31, 2022 and 2021 - $nil).

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2023	December 31, 2022
Advances from directors (interest at prime plus 1%)	$—	$40,372
Entities controlled by directors (non-interest-bearing)	82,328	62,828
	82,328	$103,200

The convertible debentures and accrued interest of $519,589 (December 31, 2022 - $489,589) is owed to the Chief Executive Officer, and to a director of the Company.

During the years ended December 31, the following amounts were charged by related parties.

	2023	2022	2021
Interest charged on amounts due to related parties	$1,100	$1,158	$275
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	15,081	19,272	13,901
	$58,181	$62,430	$56,176

The Company, together with Jackpot a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement.

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

At December 31, 2023, the Company recorded interest expense of $30,000 (2022 - $30,000). As of December 31, 2023, $250,000 of the convertible debentures are outstanding plus the accrued interest of $269,589 (2022 - $239,589).

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 4.42% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2023, are included in Item 17 of this Annual Report.

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

The Company’s corporate legal counsel is Harper Grey LLP, (Attention: Michael Kennedy), Suite 3200-650 West Georgia Street, Vancouver BC V6B 4P7. The telefax number is (604) 669-9385.

Item 8.A.8. Dividends

The Company entered into an Arrangement Agreement. For further particulars, please see Item 4. C. Organizational Structure.

Item 8. B. Significant Changes

As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

During 2018, Jackpot owned 689,997 common shares of the Company which represented 48.64% of the Company’s then issued and outstanding common shares as at December 31, 2018. As such, Jackpot had direct control of the Company. During the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. As at December 31, 2020, Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owned 689,997 share purchase warrants of the Company exercisable at $0.60 per share which expired unexercised on November 2, 2022. On January 25, 2021, Jackpot acquired additional 597,380 common shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference). As of the date of this Report, Jackpot owns 607,377 common shares of the Company representing approximately 4.42% of the issued and outstanding common shares of the Company.

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

OTC Pink Sheets – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2019	0.76	0.25	2,184
2020	0.2805	0.1205	1,605
2021	0.8415	0.03	43,621
2022	0.132	0.089	5,321
2023	N/A	N/A	N/A

Two Most Recent Financial Years
Year 2022
Jan 1 – Mar 31	0.132	0.089	5,321
Apr 1 – Jun 30	N/A	N/A	0
Jul 1 – Sept 30	N/A	N/A	0
Oct 1 – Dec 31	N/A	N/A	0

Year 2023
Jan 1 – Mar 31	N/A	N/A	0
Apr 1 – Jun 30	N/A	N/A	0
Jul 1 – Sept 30	N/A	N/A	0
Oct 1 – Dec 31	N/A	N/A	0

CSE

Canadian Stock Exchange

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2019	1.45	0.05	892,666
2020	0.30	0.05	286,344
2021	1.15	0.25	1,306,227
2022	0.17	0.015	556,306
2023	0.075	0.025	235,555
Two Most Recent Financial Years
Year 2022
Jan 1 – Mar 31	0.17	0.12	69,450
Apr 1 – Jun 30	0.095	0.05	130,799
Jul 1 – Sep 30	0.04	0.02	27,931
Oct 1 – Dec 31	0.04	0.015	328,126

Year 2023
Jan 1 – Mar 31	0.05	0.05	1,360
Apr 1 – Jun 30	0.05	0.025	7,004
Jul 1 – Sep 30	0.06	0.06	2,500
Oct 1 – Dec 31	0.075	0.06	224,691

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

On June 21, 2019 the CSE deemed the Company inactive pursuant to the policies of the CSE, as a result the CSE changed the Company’s trading symbol to “JJJ.X”. Effective February 5, 2024, the Company has satisfied the continuous listing requirements of the CSE and is an active issuer trading under the trading symbol “JJJ”. The Company's common shares traded on the OTCQB tier of the OTC markets under the trading symbol “HHHEF” until June 1, 2020.

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. Presently, the Company’s common shares are listed for trading on the CSE under the trading symbol to “JJJ”, and on the the PINK Sheets on the OTC market under the trading symbol “HHHEF”.

On February 5, 2024, the CSE has deemed the Company to meet its minimum listing requirements and, as a result, the Company is now trading under the symbol “JJJ”.

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

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value of which 13,745,947 common shares are issued and outstanding as of December 31, 2023. No preferred shares have been issued.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 29, 2024	13,745,947	Nil	N/A	N/A
Warrants	250,000 750,000 200,000 6,000,000 2,000,000 9,200,000	Nil	$0.05 $0.05 $0.05 $0.05 $0.05	August 31, 2027 October 7, 2027 October 31, 2027 May 15, 2028 July 24, 2028
Stock Options	1,750,000	Nil	$0.10	January 29, 2027
Fully Diluted as at April 29, 2024	24,695,947	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31,2023, 2022 and 2021:

Warrants activity for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2021	944,997	$0.59
Issued	1,200,000	$0.05
Expired	(864,997)	$0.12
Balance, December 31, 2022	1,280,000	$0.08
Expired	(80,000)	$0.5
Issued	8,000,000	$0.05
Balance, December 31, 2023	9,200,000	$0.05

As of December 31, 2023, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
May 15, 2028	$0.05	6,000,000
July 24, 2028	$0.05	2,000,000
		9,200,000

The weighted average remaining contractual life for warrants outstanding at December 31, 2023 is 4.34 years (2022 – 4.46 years).

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

As of December 31, 2023, there were no stock options outstanding (December 31, 2022: Nil) (December 31, 2021: Nil).

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

Reserves

			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2020	1,458,542	$25,864,950	$33,706	$—	$(27,195,318)	$(1,296,662)
Net loss for the year	—	—	—	—	(1,044,863)	(1,044,863)
Private placement, net of issuance of costs	80,000	20,000	—	—	—	20,000
Shares issued for debt, net of issuance of costs	2,957,406	1,626,319	—	—	—	1,626,319
Fractional share adjustment	(1)	—	—	—	—	—
Balance, December 31, 2021	4,495,947	27,511,269	33,706	—	(28,240,181)	(695,206)
Net loss for the year	—	—	—	—	(125,036)	(125,036)
Shares issued for mineral property interest	50,000	1,000	—		—	1,000
Private placement, net of issuance of costs	1,200,000	24,000	—	24,000	—	48,000
Balance, December 31, 2022	5,745,947	27,536,269	33,706	24,000	(28,365,217)	$(771,242)
Net loss for the year	—	—	—	—	(48,820)	(48,820)
Private placement, net of issuance of costs	8,000,000	200,000	—	—	—	200,000
Balance, December 31, 2023	13,745,947	$27,736,269	$33,706	$24,000	$(28,414,037)	$(620,062)

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

Item 10. C. Material Contracts

Previously the Company entered into an Option Agreement, as amended , with Colt on the Extta High Claims, (see Exhibits 10.5; 10.11; 10.5.1; 10.5.2; 10.11.2; 10.11.3; 10.11.5)

Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt (see Exhibit 10.11.6* - Attached), the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

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

On June 6, 2023 and September 29, 2023, the Company entered into a Geological and Exploration Consulting Contracts (the “Agreements”) (with Discovery Consultants, to provide geological and exploration related services in respect to the Company’s Extra High property in British Columba (see Exhibits 21 & 21.2* - Attached).

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

Item 10. G. Statement by Experts

Not Applicable.

Item 10. H. Documents on Display.

We have filed this 2023 Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this Annual Report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

In respect to the Plan of Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received the final court approval for the Plan of Arrangement (see Exhibit 12 - Incorporated by reference),.

A copy of the Arrangement Agreement is available on www.sedarplus.ca.

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

At December 31, 2023, the Company had cash of $18,304 (December 31, 2022 - $122) available to apply against short-term business requirements and current liabilities of $741,436 (December 31, 2022 - $826,925). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2023, two convertible debentures together with the accrued interest for a total amount of $519,589 are outstanding, and the loan payable in the amount of $50,000 plus accrued interest in the amount of $12,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2023, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

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

Use of Proceeds from Offering

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

a)	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures [(as defined in Rules 13a-15(d) and 15d -15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)] as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.
b)	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, it was found that the internal controls cannot be relied upon due to lack of segregation of duties. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2023: $21,000) (2022: $21,000) and (2021: $17,000)
(b)	Audit Related Fees were (2023: $Nil) (2022: $Nil) and (2021: $Nil)
(c)	Tax Fees: Tax fees were (2023: $1,700) (2022: $1,700) and (2021:$1,050)
(d)	All other Fees were (2023: $Nil) (2022: $Nil) and (2021: $Nil).

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circulars dated October 20, 2021, October 7, 2022 and November 6, 2023 (see Exhibits 13.5 and 13.6 – Incorporated by reference) and Exhibit 13.7*– Attached).

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

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2023 and 2022, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements	Page
i) Financial Statements	45
Report of Independent Registered Public Accounting Firm to the Shareholders	46-47
Balance Sheets as at December 31, 2023 and 2022	48
Statements of Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021	49
Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2023, 2022 and 2021	50
Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	51
Notes to the Financial Statements	52-67
ii) Management’s Discussion & Analysis for the year ended December 31, 2023

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

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)
3.2	New Articles (Incorporated by reference) –Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483)
3	Amendment to the Articles for the implementation of Advance Notice Provisions. SEC Accession No. 0001607062-15-000191
3.4	Certificate of Name Change to Kokomo Enterprises Inc. SEC Accession No. 0001137171-09-000478
3.5	Certificate of Name Change to High 5 Ventures Inc. SECAccessionNo.0001137171-13-000179
3.6	Certificate of Name Change to 37 Capital Inc
10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)
10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005)
10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)(US Sec Accession No. 0001137171-06-001515)
10.4.2	Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333
10.4.3	Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177
10.4.4	Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177
10.4.5	Addendum to the Management Services Agreement dated September 14, 2012. SEC Accession No. 0001137171-13-000179
10.4.6	Addendum to the Management Services Agreement dated July 17, 2014. SEC Accession No.0001607062-14-000048
10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No. 0001137171-07-000906)
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 – (SEC Accession No. 0001137171-07-000906)
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 – (SEC Accession No. 0001137171-07-000906)
10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659)
10.11.4	Amending Agreement dated March 30, 2016 with Colt Resources Inc. – (SEC Accession No. 0001607062-16-000823)
10.11.5	Property Purchase Agreement with Colt Resources Inc. dated October 31, 2019, as amended on November 29, 2019 - SEC Accession No. 0001607062-20-000146
10.11.6*	Offer Letter to Colt Inc. dated July 6, 2022.
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –(SEC Accession No. 0001137171-09-000478)
10.13	Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013. SECAccessionNo.0001607062-14-000003
10.14	2013 Convertible Debenture Financing SEC Accession No .0001607062-14-000003
10.15	2015 Convertible Debenture Financing
10.15.1	Addendum to Convertible Debentures dated October 29, 2021
10.16	Consulting Agreement entered into with 27 Red Capital Inc
10.17	Consulting Agreement entered into with 4 Touchdowns Capital Inc
10.18	Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd
10.19	Property Option Agreement with Eagle Plains Resources Inc. dated September 30, 2019 SEC Accession No. 0001607062-20-000146
10.19.1	Amendment to the Property Option Agreement with Eagle Plains Resources Inc. dated October 15, 2020
10.20	Debt Settlement Agreements dated December 11, 2020 with various Creditors
10.21*	Letter of cancellation to Canada Revenue Agency dated December 21, 2022.
11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated
12	Notice of Annual General and Special Meeting 2015 and Management Proxy Materials
13	Notice of Annual General Meeting 2016 and Management Proxy Materials
13.1	Notice of Annual General Meeting 2017 and Management Proxy Materials
13.2	Notice of Annual General Meeting 2018 and Management Proxy Materials
13.3	Notice of Annual General Meeting 2019 and Management Proxy Materials
13.4	Notice of Annual General Meeting 2020 and Management Proxy Materials
13.5	Notice of Annual General Meeting 2021 and Management Proxy Materials
13.6	Notice of Annual General Meeting 2022 and Management Proxy Materials
13.7*	Notice of Annual General Meeting 2023 and Management Proxy Material
14	Notice of Annual General Meeting 2014 and Management Proxy Materials
14.1	Code of Ethics - Previously filed on Form 20-F 2003
15	Notice of Annual General Meeting 2013 and Management Proxy Materials. SECAccessionNo.0001607062-14-000003
16	Notice of Annual General Meeting 2012 and Management Proxy Materials. (SEC Accession No. 0001137171-12-000249)
17	Notice of Annual General Meeting 2011 and Management Proxy Materials. (SEC Accession No. 0001137171-11-000333)
18	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference- SEC Accession No. 0001137171-10-000418)
19	Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424)
20	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842)
20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004)
21*	Geological and Exploration Consulting Contract with Discovery Consultants dated June 6, 2023.
21.2*	Geological and Exploration Consulting Contract with Discovery Consultants dated September 29, 2023.
31.1*	Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)
32.2*	Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)
99. *	Financial Exhibits: – (unaudited)
99.1*	Schedules I - Marketable Securities - Other Investments
99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties
99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment

* Filed Herewith

37 CAPITAL INC.

Audited Financial Statements

December 31, 2023 and 2022

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of 37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2023 and 2022, the related statements of comprehensive loss, changes in stockholders’ deficiency, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

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

In its review and evaluation, management determined that there were no indicators that the carrying amount of mineral property interests, which has a carrying value of $98,992 as of December 31, 2023, may not be recoverable.

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

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

PCAOB # 1173

We have served as the Company’s auditor since 2016

Vancouver, Canada

April 29, 2024

37 CAPITAL INC.

Balance Sheets December 31,

(Expressed in Canadian Dollars)

As at	2023	2022
Assets
Current
Cash	$18,304	$122
GST receivable	4,078	1,560
	22,382	1,682
Mineral Property Interests (note 5)	98,992	54,001
Total Assets	$121,374	$55,683
Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (notes 6 and 13)	$76,546	$176,163
Due to related parties (note 7)	82,328	103,200
Loan payable (note 8)	62,973	57,973
Convertible debentures (note 9)	519,589	489,589
Total Liabilities	741,436	826,925
Stockholders’ Deficiency
Capital stock (note 10)	27,736,269	27,536,269
Equity portion of convertible debentures (note 9)	33,706	33,706
Reserves	24,000	24,000
Deficit	(28,414,037)	(28,365,217)
Total Stockholders’ Deficiency	(620,062)	(771,242)
Total Liabilities and Stockholders’ Deficiency	$121,374	$55,683

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2023	2022	2021
Expenses
Finance and interest (notes 7, 8 and 9)	$36,109	$40,598	$36,227
Foreign exchange loss	—	—	318
Legal, accounting and audit	19,566	21,488	21,545
Office, rent and miscellaneous (note 7)	26,013	38,311	26,133
Regulatory and transfer fees	20,503	24,298	30,992
Travel, meals and entertainment	—	—	12
Loss (gain) on debt settlement (note 6 and 10)	(53,371)	—	887,222
Impairment loss (notes 5)	—	—	40,002
Shareholder communications	—	341	2,412
	48,820	125,036	1,044,863
Net and Comprehensive Loss for the Year	$(48,820)	$(125,036)	$(1,044,863)
Basic and Diluted Loss per Common Share	$(0.00)	$(0.03)	$(0.24)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	10,403,481	4,807,317	4,287,906

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2020	1,458,542	$25,864,950	$33,706	$—	$(27,195,318)	$(1,296,662)
Net loss for the year	—	—	—	—	(1,044,863)	(1,044,863)
Private placement, net of issuance of costs	80,000	20,000	—	—	—	20,000
Shares issued for debt, net of issuance of costs	2,957,406	1,626,319	—	—	—	1,626,319
Fractional share adjustment	(1)	—	—	—	—	—
Balance, December 31, 2021	4,495,947	27,511,269	33,706	—	(28,240,181)	(695,206)
Net loss for the year	—	—	—	—	(125,036)	(125,036)
Shares issued for mineral property interest	50,000	1,000	—		—	1,000
Private placement, net of issuance of costs	1,200,000	24,000	—	24,000	—	48,000
Balance, December 31, 2022	5,745,947	27,536,269	33,706	24,000	(28,365,217)	$(771,242)
Net loss for the year	—	—	—	—	(48,820)	(48,820)
Private placement, net of issuance of costs	8,000,000	200,000	—	—	—	200,000
Balance, December 31, 2023	13,749,947	$27,736,269	$33,706	$24,000	$(28,414,037)	$(620,062)

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2023	2022	2021
Operating Activities
Net loss for the year	$(48,820)	$(125,036)	$(1,044,863)
Items not involving cash:
Interest expense on loan and convertible debentures	36,109	36,158	31,723
Impairment loss of investment	—	—	1
Impairment loss of mineral property (note 5)	—	—	40,001
Loss/(Gain) on debt settlement	(53,371)	—	887,222
	(66,082)	(88,878)	(85,916)
Changes in non-cash working capital (note 11)	(29,263)	53,176	37,489
Cash used in operating activities	(95,345)	(35,702)	(48,427)
Investing Activities
Purchase of mineral property interest	(44,991)	(53,001)	—
Cash used in investing activities	(44,991)	(53,001)	—
Financing Activities
Private placement, net of share issue costs	200,000	48,000	—
Share issue cost	—	—	(254)
Proceeds from loan payable	—	—	50,000
Proceed from related party loan	—	64,200	44,240
Repayment of loan from related party	(41,482)	(24,986)	(43,957)
Cash provided by financing activities	158,518	87,214	50,029
Net increase (decrease) in cash	18,182	(1,489)	1,602
Cash, beginning	122	1,611	9
Cash, ending	$18,304	$122	$1,611

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration, and if warranted, the development of natural resource prospects.

The common shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8, and its registered office is located at 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7.

2. GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years. As of December 31, 2023, the Company has an accumulated deficit of $28,414,037, and a working capital deficiency of $719,054. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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

Years Ended December 31, 2023 and 2022

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

(c) Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 29, 2024.

(d) Use of estimates and judgments

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

Years Ended December 31, 2023 and 2022

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

4. MATERIAL ACCOUNTING POLICY INFORMATION

Effective January 1, 2023, the Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2), which require entities to disclose material accounting policies instead of significant accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s financial statements.

The material accounting policies of the Company include the following:

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit.

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

The mineral property interests are tested for impairment if facts or circumstances indicate that impairment exists:

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined there is an impairment in value, the property is written down to its recoverable amount. From time to time, the Company acquires or disposes properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property interest.

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

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

5. MINERAL PROPERTY INTERESTS

Schedule of mineral property interests
Extra High Property
Balance, December 31, 2020	$25,001
Acquisition costs	(25,001)
Balance, December 31, 2021	$—
Acquisition costs	54,001
Balance, December 31, 2022	$54,001

Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia:

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

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

Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022, the Company has made a cash payment of $15,000 and issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property.

During the year ended December 31, 2022, the Company incurred $38,001 to extend the expiry date of the Extra High Property to June 30, 2023.

During 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Extra High Property (the “Company’s 2023 Exploration Work Program”). The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $24,991 of exploration related expenditures for Phase 2, for a total amount of $44,991. The mineral claims covering the Extra High Property are valid until December 28, 2028.

As at December 31, 2023, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Schedule of accounts payable and accrued liabilities
	December 31, 2023	December 31, 2022
Trade payables	$15,184	$90,195
Accrued liabilities	61,362	85,968
Accounts payable and accrued liabilities	$76,546	$176,163

During the year ended December 31, 2023 the Company settled accounts payable and recorded a gain of $53,371 (December 31, 2022 and 2021 - $nil).

7. RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

Amounts due to related parties
	December 31, 2023	December 31, 2022
Advances from directors (interest at prime plus 1%)	$—	$40,372
Entities controlled by directors (non-interest-bearing)	82,328	62,828
Due to related parties	$82,328	$103,200

The convertible debentures and accrued interest of $519,589 (December 31, 2022 - $489,589) is owed to the Chief Executive Officer and to a director of the Company (note 9).

During the years ended December 31, the following amounts were charged by related parties.

Amounts charged by related parties
	2023	2022	2021
Interest charged on amounts due to related parties	$1,100	$1,158	$275
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 13)	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 13)	15,081	19,272	13,901
Total expenses	$58,181	$62,430	$56,176

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (Note 13).

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

8. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with a party whereby the party paid certain debts owed by the Company. The loan was non-interest bearing, unsecured and due on demand. On January 25, 2021, the principal amount of $103,924 plus accrued interest were settled by the issuance of 415,697 common shares with a fair value of $0.55 per share pursuant to a debt settlement agreement dated December 11, 2020. The Company recognized a loss of $124,709 during the year ended December 31, 2021 (Note 10).

During May 2021, a party lent the Company $50,000. As of December 31, 2023, the loan is outstanding and has accrued interest in the amount of $12,973 (2022- $7,973).

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

At December 31, 2023, the Company recorded interest expense of $30,000 (December, 2022 - $30,000). As of December 31, 2023, $250,000 (December 31, 2022 - $250,000) of the convertible debentures are outstanding plus the accrued interest of $269,589 (December 31, 2022 - $239,589).

Convertible Debentures Financing 2013

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

9. CONVERTIBLE DEBENTURES FINANCING (Continued)

The following table reconciles the fair value of the debentures to the carrying amount.

Reconciles of fair value of debentures to carrying amount
	Liability Component	Equity Component	Total
Balance, December 31, 2021	$459,589	$33,706	$493,295
Interest accrued	30,000	—	30,000
Balance, December 31, 2022	489,589	33,706	523,295
Interest accrued	30,000	—	30,000
Balance, December 31, 2023	$519,589	$33,706	$5553,295

10. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2023, there are no preferred shares issued.

(b) Issued

As of December 31, 2023, there are 5,745,947 common shares issued and outstanding.

On July 24, 2023, the Company closed a non-brokered private placement financing, for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit to related parties. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual method the warrants were valued at $nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was not recorded.

On May 15, 2023, the Company closed a non-brokered private placement financing for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit of which 5,600,000 were subscribed to related parties. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

On October 7, 2022 and October 31, 2022, the Company closed the second, third and final tranches of the non-brokered private placement financing which was announced on August 8, 2022 for gross proceeds of $38,000 through the issuance of 950,000 non-flow through units of the Company at $0.04 per unit to related parties. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws.

On August 31, 2022 the Company closed the first tranche of the non-brokered private placement financing which was announced on August 8, 2022 for gross proceeds of $10,000 through the issuance of 250,000 non-flow through units of the Company at $0.04 per unit to related parties.. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

10. CAPITAL STOCK (Continued)

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

(c) Warrants

Warrants activity is as follows:

Warrants activity
	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2021	964,997	$0.60
Issued	80,000	$0.50
Expired	1,200,000	$0.05
Balance, December 31, 2022	944,997	$0.59
Expired	(80,000)	$0.50
Issued	8,000,000	$0.05
Balance, December 31, 2023	9,200,000	$0.05

As of December 31, 2022, the following warrants were outstanding:

Warrants outstanding
Expiry Date	Exercise Price	Number of Warrants Outstanding
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
May 15, 2028	$0.05	6,000,000
July 24, 2028	$0.05	2,000,000
		9,200,000

The weighted average remaining contractual life for warrants outstanding at December 31, 2023 is 4.34 years (2022 - 4.46 years).

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

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

As of December 31, 2023, there were no stock options outstanding (2022 – Nil).

11. CHANGES IN NON-CASH WORKING CAPITAL

Schedule Of Changes in noncash working capital
	2023	2022	2021
GST receivable	$(2,518)	$(1,058)	$60
Accounts payable and accrued liabilities	(46,245)	26,162	8,698
Due to related parties	19,500	28,072	28,731
Changes in non-cash working capital	$(29,263)	$53,176	$37,489
Supplemental information
Non-cash items
Interest expense included in convertible debt	$30,000	$30,000	$30,000
Interest expense included in due to related parties	$—	$889	$—
Shares issued for mineral property interests	$—	$1,000	$—
Shares issued for debt	$—	$—	$1,626,319

12. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to income before income taxes.

Schedule of income tax expenses
For the years ended December 31,	2023	2022	2021
Loss before income taxes	$48,820	$125,036	$1,044,863
Statutory income tax rate	27%	27.00%	27.00%
Expected income tax benefit	(13,181)	(33,760)	(282,113)
Items not deductible for income tax purposes	—	—	250,350
Tax effect of flow-through shares	13,500	—	—
Underprovided in prior years	(112,126)	(36,896)	(85,905)
Unrecognized benefit of deferred tax assets	111,807	70,656	117,667
Income tax expense	$—	$—	$—

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

12. INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Schedule of unrecognized deductible temporary differences and unused tax losses
For the years ended December 31,	2023	2022
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,646,167	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,646,655	4,597,836
Capital losses carried forward	1,368,931	993,649
Unrecognized deductible temporary differences	$9,360,593	$8,946,493

At December 31, 2023, the Company has non-capital losses of $4,646,655 (2022 - $4,587,836 ), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses expire in the years 2027-2043.

The Company has available approximate net capital losses of $1,368,931 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,745,000 that may be carried forward indefinitely.

13. COMMITMENTS

a)	The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

b)	The Company has an office support services agreement with Jackpot which has been extended until September 30, 2024. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three-month’ notice in writing.
c)	In relation to the flow-through private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022. The Company was unable to incur the $20,000. The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement. As at December 31, 2022 the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

d)	In relation to the flow-through private placement completed during July 2023, the Company is committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company had incurred $44,991 and had renounced the $50,000 with the remaining $5,009 being spent subsequent to December 31, 2023.

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

14. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2023. The Company is not subject to externally imposed capital requirements.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2023, the Company had cash of $18,304 (December 31, 2022 - $122) available to apply against short-term business requirements and current liabilities of $741,436 (December 31, 2022 -$826,925). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2023, two convertible debentures together with the accrued interest for a total amount of $519,589 are outstanding, and the loan payable in the amount of $50,000 plus accrued interest in the amount of $12,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2023, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2023:

a) the Company granted a total of 1,750,000 incentive stock options to directors, officers and consultants exercisable at the price of $0.10 per share for a period of three years.

b) the Company announced a private placement and intends to raise gross proceeds of up to $30,000 by issuing up to 300,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. To date, the Company has received $19,000 of subscription funds.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Financial Statements for the

Year ended December 31, 2023

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2023 and 2022 and the notes thereto.

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

The following information is prepared as at April 29, 2024.

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

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The CUSIP number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the Company’s condensed interim unaudited financial statements and in this Management Discussion and Analysis are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Company’s office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia V6C 3A8, Canada, and its registered and records office is located at Suite 3200 - 650 West Georgia Street, Vancouver, British Columbia V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc., at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. The Company’s auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, at 1500-1140 West Pender Street, Vancouver, British Columbia V6E 4G1. The facsimile number is (604) 689-2778.

Effective February 5, 2024, the CSE has deemed the Company to meet its minimum listing requirements and, as a result, the Company is now trading under the symbol “JJJ”.

Selected Annual Information

Selected annual information from the financial statements (audited) for the three years ended December 31, 2023, 2022 and 2021 is shown in the following table:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	0	0	0
Interest income	0	0	0
Expenses	48,820	125,036	1,044,863
Basic and diluted loss per common share before other items	(0.00)	(0.03)	(0.24)
Comprehensive loss	(48,820)	(125,036)	(1,044,863)
Total assets	121,374	55,683	2,113
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

For the year ended December 31, 2023:

•	The Company’s operating expenses were $48,820 as compared to $125,036 for the corresponding period in 2022 and as compared to $1,044,863 for the corresponding period in 2021.
~~•~~	The Company recorded a comprehensive loss of $48,820 as compared to a comprehensive loss of $125,036 for the corresponding period in 2022 and as compared to a comprehensive loss of $1,044,863 for the corresponding period in 2021.
•	The Company’s basic and diluted loss per common share was $0.00 as compared to a basic and diluted loss per common share of $0.03 and as compared to a basic and diluted loss of $0.24 during the corresponding period in 2021.
•	The Company’s total assets were $121,374 as compared to $55,683 during the corresponding period in 2022 and as compared to $2,113 during the corresponding period in 2021.
•	The Company’s total liabilities were $741,436 as compared to $826,925 during the corresponding period in 2022 and as compared to $697,319 during the corresponding period in 2021.
•	The Company had a working capital deficiency of $719,054 as compared to a working capital deficiency of $825,243 during the corresponding period of 2022 and as compared to a working capital deficiency of $695,206 during the corresponding period of 2021.

The Company is presently not a party to any legal proceedings whatsoever.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 4.42% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Effective as of May 1, 2021, Fred A.C. Tejada resigned from the Board of Directors of the Company, and effective as of May 25, 2021, Bedo H. Kalpakian was appointed as a director of the Company.

At the Company’s Annual General Meeting, which was held on December 12, 2023, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019 the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consisted of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. On January 15, 2023, the non-flow through share purchase warrants expired unexercised.

In relation to the flow-through share private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022.  The Company was unable to incur the $20,000.  The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement.  As at December 31, 2023 and 2022, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

On August 8, 2022, the Company announced that it intended to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit. During August and October 2022, the Company closed the private placement financing in three tranches by the issuance in aggregate of 1,200,000 non-flow through units of the Company at $0.04 per unit for total gross proceeds of $48,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of five years. All securities that have been issued were subject to a four-month and one day hold period.

On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

On June 1 & 5, 2023, the Company announced a non-brokered private placement of up to $100,000 through the issuance of up to 4,000,000 units of the Company at the price of $0.025 per unit whereby each unit would have consisted of one common share and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per share for a period of five years from closing. The proposed private placement did not close.

On June 5, 2023, the Company announced a non-brokered private placement offering to raise funds for gross proceeds of up to $100,000 by the issuance of up to 4,000,000 flow-through units of the Company at the price of $0.025 per unit. On July 24, 2023, the Company closed the flow-through share offering through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit for gross proceeds of $50,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. The funds raised from this financing were utilized towards exploration work expenditures on the Company’s mineral property located in the Province of British Columbia. In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. In relation to the flow-through private placement, the Company is committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company had incurred $44,991 and had renounced the $50,000 with the remaining $5,009 being spent subsequent to December 31, 2023.

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

Pursuant to the Company’s offer letter to Colt Resources dated July 6, 2022 which was accepted by Colt Resources, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

During 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Extra High Property (the “Company’s 2023 Exploration Work Program”). The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $24,991 of exploration related expenditures for Phase 2, for a total amount of $44,991. The mineral claims covering the Extra High Property are valid until December 28, 2028.

As at December 31, 2023, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

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

 3. Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

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

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property-related expenditures during the 2nd period of the agreement.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 at year-end December 31, 2021.

Fourth Quarter (December 31, 2023)

During the three months [fourth quarter] period ended December 31, 2023:

•	The Company had a comprehensive loss of $35,061 as compared to comprehensive loss of $57,456 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2022 and as compared to a comprehensive loss of $969,942 or $0.22 per share during the same three-month period (fourth period) ended December 31, 2021.
•	The Company’s Operating costs were $35,061 as compared to $57,456 for the same period in 2022 and as compared to $969,942 for the same period in 2021.

Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(35,061)	(21,948)	27,072	(18,883)
Income/(loss) per share	(0.00)	(0.00)	0.00	(0.00)

For the Quarterly Periods ended:	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(57,456)	(20,694)	(24,768)	(22,118)
Loss per share	(0.01)	(0.00)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.
•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.
•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.
•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.
•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interest in its mineral exploration property cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interest in the Extra High mineral exploration property. A drop in the availability of equity financings will likely impede spending on mineral properties which can affect the Company.
•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2024, the Company shall require at least $400,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2023:

•	the Company’s total assets were $121,374 as compared to $55,683 for the year ended December 31, 2022 and as compared to $2,113 for the year ended December 31, 2021.
•	the Company’s total liabilities were $741,436 as compared to $826,925 for the year ended December 31, 2022 and as compared to $697,319 for the year ended December 31, 2021.
•	the Company had $18,304 in cash as compared to $122 in cash for the year ended December 31, 2022 and as compared to $1,611 in cash for the year ended December 31, 2021.
•	the Company had GST receivable in the amount of $4,078 as compared to $1,560 for the year ended December 31, 2023 and as compared to $502 for the year ended December 31, 2021.

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

Private Placement Financings

During the year ended December 31, 2023 and up to the date of the MD&A, the following transactions have occurred:

i)	On July 24, 2023, the Company closed a non-brokered private placement financing which was announced on June 5, 2023 for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual method the warrants were valued at $nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was recorded.
ii)	On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2022, the following share transactions occurred:

i)	During August and October 2022, the Company issued in aggregate 1,200,000 non flow-through units of the Company. Each non flow-through unit consists of one common share and one share purchase warrant to acquire one common share of the Company at a price of $0.05 for a period of five years. All securities issued in connection with this financing were subject to four-months and one day hold period.
ii)	On January 15, 2021, the Company issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.
72

Loan Payable

The Company had borrowed the sum of $103,924 from a party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the party, on January 25, 2021 the Company issued a total of 415,697 common shares of the Company with a fair value of $0.55 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Company recognized a loss of $124,709 during the year ended December 31, 2021. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Issuer the amount of $50,000. As of December 31, 2023, the loan is outstanding and has accrued interest in the amount of $12,973.

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

On October 29, 2021, the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

As at December 31, 2023, the Company recorded interest expense of $30,000 (December 31, 2022 - $30,000). As of December 31, 2023, $250,000 of the convertible debentures are outstanding plus the accrued interest of $269,589 (December 31, 2022 - $239,589).

Convertible Debentures Financing 2013

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

Warrants

As at December 31, 2023, a total of 9,200,000 warrants exercisable at the price of $0.05 per warrant share were outstanding. As of the date of this MD&A, there are 9,200,000 share purchase warrants outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

As at December 31, 2023, there were no outstanding stock options (December 31, 2022 – Nil). Subsequent to the year ended December 31, 2023, the Company granted a total of 1,750,000 incentive stock options to directors, officers and consultants exercisable at the price of $0.10 per share for a period of three years.

Material Accounting Policy Information

The Annual Audited Financial Statements for the year ended December 31, 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Material Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Financial Statements for the year ended December 31, 2023.

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

The Company has an office support services agreement with Jackpot which has been extended until September 30, 2024. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2023	December 31, 2022
Advances from directors (interest at prime plus 1%)	$—	$40,372
Entities controlled by directors (non-interest-bearing)	82,328	62,828
	$82,328	$103,200

During the years ended December 31, the following amounts were charged by related parties.

	2023	2022	2021
Interest charged on amounts due to related parties	$1,100	$1,158	$275
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	12,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	15,081	19,272	13,901
	$58,181	$62,430	$56,176

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

The convertible debentures and accrued interest of $519,589 (December 31, 2022 - $489,589) is owed to the Chief Executive Officer, and to a director of the Company.

As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 4.42% of the Company’s issued and outstanding common shares.

Insider Participation

In connection with the non-brokered private placement which was announced on June 5, 2023, two Insiders of the Company acquired 2,000,000 flow-through units at $0.025 per unit in the capital of 37 Capital. For further particulars please see Private Placement Financings on page 9 of this MD&A.

In connection with the non-brokered private placement which was announced on December 16, 2022, an Insider of the Company, a family member and his private company, acquired in aggregate 2,600,000 units at $0.025 per unit in the capital of 37 Capital. For further particulars please see Private Placement Financings on page 9 of this MD&A.

In connection with the non-brokered private placement which was announced on August 8, 2022, an Insider of the Company and his private company, acquired in aggregate 1,200,000 units at $0.04 per unit in the capital of 37 Capital. For further particulars please see Private Placement Financings on page 9 of this MD&A.

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

At December 31, 2023, the Company had cash of $18,304 (December 31, 2022 - $122) available to apply against short-term business requirements and current liabilities of $741,436 (December 31, 2022 - $826,925). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2023, two convertible debentures together with the accrued interest for a total amount of $519,589 are outstanding, and the loan payable in the amount of $50,000 plus accrued interest in the amount of $12,973 are due. Liquidity risk is assessed as high.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2023, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2023 and 2022.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 29, 2024	13,745,947	Nil	N/A	N/A
Warrants	250,000 750,000 200,000 6,000,000 2,000,000 9,200,000	Nil	$0.05 $0.05 $0.05 $0.05 $0.05	August 31, 2027 October 7, 2027 October 31, 2027 May 15, 2028 July 24, 2028
Stock Options	1,750,000	Nil	$0.10	January 29, 2027
Fully Diluted as at April 29, 2024	24,695,947	Nil

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

 Dated this 13th day of May, 2024.

