Form 20-F/A
period 2023-12-31
37 CAPITAL INC
filed 2025-01-13
CIK 825171

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

Jacob Kalpakian, Tel: (604) 681-0204, Email: info@37capitalinc.com, Facsimile (604) 681-9428,

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

Yes☒ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Amendment No. 1”) of 37 Capital Inc. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Original Filing”), is being filed for purposes of expanding the mineral property disclosures in Item 4.D and the results of operations in Item 5.A, and confirmation under Item 15 of the Original Filing regarding management’s conclusions regarding the effectiveness of internal control over financial reporting that the internal control over financial reporting was not effective as of December 31, 2023 due to lack of segregation of duties given the size of the Company and its limited resources.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 executed and re-filed as of the date of this Amendment.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing, or May 13, 2024. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any event that has occurred after the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2023

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	4
ITEM 4. INFORMATION ON THE COMPANY	6
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	11
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	20
ITEM 8. FINANCIAL INFORMATION	24
ITEM 9. THE OFFER & LISTING	25
ITEM 10. ADDITIONAL INFORMATION	28
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	36
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	37
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	37
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	37
ITEM 15. CONTROLS AND PROCEDURES	38
ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.	38
ITEM 17. FINANCIAL STATEMENTS	39
ITEM 18. FINANCIAL STATEMENTS	39
ITEM 19. LIST OF EXHIBITS	40
Exhibit 99.1*
Exhibit 99.2*
Exhibit 99.3*
Exhibit 11.1*
Exhibit 12.1*
Exhibit 12.2*
Exhibit 13.1*
Exhibit 13.2*
SIGNATURE PAGE	78

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman*, Carlsbad, CA, USA	CFO & Director
Bedo H. Kalpakian*[1], Delta, British Columbia, Canada	Director
Gregory T. McFarlane*, Washington, Utah, USA	Director
Maria P. Arenas, Surrey, British Columbia, Canada	Corporate Secretary

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

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. All common shares and per share amounts included in this Annual Report on Form 20F (2023) have been restated to give retroactive effect to the 5:1 share consolidation, which took effect on June 20, 2021 as further described in Results of Operations in Item 4.(a) of this document.

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

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral exploration properties located in the Province of Ontario. Furthermore, the Company had entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). The Property Option Agreement and the Amendment Agreement to the Property Option Agreement in respect to the Acacia Property were mutually terminated as of November 1, 2021. The principal business of 37 Capital is in mineral exploration. The Company’s ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company’s securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets or through the issuance of the Company’s securities.

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

Item 4.D. Property, Plants and Equipment

I. Extra High Claims, Kamloops Mining Division, British Columbia, Canada

Location

The Extra High property is located in south-central British Columbia, approximately 60 kilometres north of the City of Kamloops, British Columbia, Canada and 22 km east of the town of Barriere. It lies on the southwest side of Samatosum Mountain, located north of Skwaam Bay on Adams Lake. It is centred at 51°08'03" N latitude and 119°49'16" W longitude. It consists of five contiguous BC MTO mineral titles in the Kamloops Mining Division and covers an area of 649 hectares. A map showing the general location of the Property, see Figure 1 below.

East Barriere Lake
Johnson Lake
Extra High Property
Adams Lake
Barriere
Barriere River
North Thompson River
Agate Bay Road
Louis Creek
Adams FSR
Adams Lake
Little Shuswap Lake
Chase
5680000N
5670000N
5660000N
5650000N
5640000N
280000E
290000E
300000E
310000E
320000E
Mineral tenure (37 Capital Inc)
0
10
kilometres
NAD83 Zone 11

DISCOVERY Consultants

37 Capital Inc.

Extra High Property

2023 Geochem

Location and Access

Date:	July 4, 2023	Project:	996	Scale:	1:250,000	N.T.S.:	082M/04	Mining Div:	Kamloops	Figure:	1

Existing Property Infrastructure

The property contains no infrastructure. It is located on Crown land that is forested with local patches of clear cut and new growth forest from logging operations of previous years.

Work completed on the Property

Exploration work in 2023 exploration program comprised two gridded soil geochemical surveys across the central portion of the Property, southwest of the K7 deposit, carried out in June and September 2023. Phase 1 comprised a soil survey consisting of a western grid of 13 east-west lines at 100-metre spacing; and an eastern grid of 12 east- west lines of similar spacing. Soils were sampled at 25-metre intervals. The grids were designed to overlie the Rea and Silver zones, south of the K7 deposit, to determine the geochemical response along the two structural / mineralized trends. Fieldwork was performed by a 3-man crew managed by Discovery Consultants of Vernon, BC, who carried out the survey from June 21 to 23, 2023. In total, 162 soil samples were collected.

The Phase 2 exploration program, consisting of a gridded soil survey, was carried out over the Extra High property from September 29 to October 2, 2023, with a 4-person crew from Discovery Consultants of Vernon, BC. The work was a continuation of the Phase 1 soil survey. In total, 219 soil samples were collected.

Phase 2 of the 2023 exploration program expanded the Phase 1 grid. The western portion of the grid was extended with 10 east-west lines at 50-metre spacing; and the eastern grid was extended with another 8 east-west lines of similar spacing and 4 in-fill lines. Soils were sampled at 25-metre intervals. Expenditures of Phase 1 and 2 totaled $CAN 50,000.

The Company's 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $24,991 of exploration related expenditures for Phase 2, for a total amount of $44,991.

History of Previous Work

Exploration on the Property began in the mid 1980s, after the discovery of the Samatosum and Rea deposits north of the Property. Around this time, the K7 sulphide lens, located on the Property, was outlined from 1983 to 1985 by Kamad Silver Company, using geophysical surveys, trenching and diamond drilling. In 1986, Esso Minerals Canada optioned the property and the following year completed line-cutting, geochemical sampling, and HLEM-EM and VLF-EM geophysical surveying, followed by 1,814 metres of diamond drilling in eleven drill holes. In 1987 the company completed five drill holes totalling 1,125 m, and the following year the company drilled a further seventeen holes with total length of 2,094 metres.

Homestake Canada Ltd acquired Esso's interest in the property in 1989 and completed 11 km of Genie EM geophysical surveys, 785 metres of backhoe trenching in 14 trenches, and drilled 25 holes with a total length of 4,972 metres, focusing on the down-dip extension of the K7 lens. In 1990, Homestake completed a further 2,961 metres of NQ diamond drilling in four holes and attempted down-hole Pulse EM geophysics. In 2004, Bronx Ventures Inc. (now 37 Capital) completed trenching over the K7 lens in 12 trenches and two phases of diamond drilling, for a total of 1,874 m of NQ diamond drilling in 18 holes. Results indicated good continuity of mineralization over a strike length of 175 metres. In 2007, Colt Resources drilled 8 holes totalling 1,293 m of drilling, in an effort to expand the size of the K7 lens.

The nature of the information obtained from this work

Mineralization on the Property includes the K7 developed prospect, which is a sulphide lens consisting of precious and base metal mineralization. It lies within the Rea zone. The K7 prospect was drilled in the 1980s and defined a gold-silver-copper-lead-zinc mineralization to a depth of 150 metres. Two other mineralized zones called the Silver Zone and the Twin Mountain Zone, lie parallel and to the east. The 2023 geochemical soil program was designed to test for lead-zinc-silver-copper-gold anomalies along trend to the southeast of the K7 lens along the western grid, which overlies the Rea Zone. The surface trace of the zone was successful in outlining anomalous lead, zinc, silver and gold values in soils. Copper and barium show localized anomalies.

The eastern grid, which overlies the Silver Zone was also successfully tested but geochemical results were more subdued. It was found that the surface trace of the zone is not as well defined geochemically as in the western grid, with fewer base metal anomalies.

Implications for future exploration

Based on the overall positive geochemical results, it is recommended that the soil grids be extended to the southeast, to further outline the extent of the Rea and Silver zones. Geochemical anomalies suggest mineralization at depth and along strike of the known mineralization at the K7 developed prospect. It is recommended that the gridded soil survey be extended along strike, in conjunction with an induced polarization geophysical survey. Positive geochemical and geophysical results may produce drill targets that when drilled may lead to the discovery of additional sulphide horizons on the property. The positive geochemical results warrant further exploration.

Management continues to seek financing for general working capital requirements, and ideally to raise up to $400,000 to also be able to carry out additional mineral exploration programs on the Extra High Property based upon the recommendation of Discovery Consultants.

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”) (see Exhibits 10.5.1; 10.5.2; 10.11.2; 10.11.3; 10.11.4 – Incorporated by references).

In 2016, Colt Resources Resources Inc. ("Colt Resources") completed a petrological study and preliminary metallurgical testing.

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources to purchase the remaining 67% right, interest and title in and to the Extra High Property, giving 37 Capital 100% ownership of the Extra High Property.

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

Extra High Property

Due to the Company's limited resources and the uncertainty of the renewal of the claims, the Company did not budget nor plan for any activities for 2022 during its 2021 year-end audit. These conditions led to impairment indicators, resulting in the Extra High Property's book value being written down to $Nil. During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

Pursuant to the Company's offer letter to Colt Resources dated July 6, 2022 which was accepted by Colt Resources, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt Resources as consideration for the full and final settlement of all matters between the Company and Colt Resources in respect to the Extra High Property. The 50,000 common shares in the capital of the Company were valued at $1,000 and were subject to a hold period from trading which expired on December 10, 2022.

During the year ended December 31, 2022, the Company incurred $38,001 to extend the expiry date of the Extra High Property to June 30, 2023.

During 2023, the Company was determined to further extend the expiry of the Extra High Property and secured a financing, The Company committed $50,000 towards an exploration work program in two phases and spent $44,991 during 2023 and the costs were capitalized, and the expiry of the Extra High Property was further extended as a result of the work performed on the property, with the remaining $5,009 being spent subsequent to December 31, 2023.

As at December 31, 2023, the Company has recorded a book value of $98,992 on the Extra High Property.

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

Item 10. C. Material Contracts

Previously the Company entered into an Option Agreement, as amended , with Colt on the Extra High Claims, (see Exhibits 10.5; 10.11; 10.5.1; 10.5.2; 10.11.2; 10.11.3; 10.11.5)

Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt (see Exhibit 10.11.6* - Attached), the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

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

On December 11, 2020, the Company entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement”) with a fair value of $0.55 per common share to certain creditors, including to a related party and a director and officer of the Company (the “Creditors”) (see Exhibit 10.20 – Incorporated by reference), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 10.5% of the issued and outstanding common shares of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

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

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, due to size of the Company and limited segregation of duties, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

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

Based on our assessment, our Chief Executive Officer and our Chief Financial Officer determined that, as of December 31, 2023, our internal control over financial reporting was not effective due to lack of segregation of duties given the size of the Company and its limited resources.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

c)

CHANGES IN INTERNAL CONTROLS.

There were no changes during the period covered by this Annual Report in our company's internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our company's internal control over financial reporting.

[Exhibit 13.1* – Attached herewith]

[Exhibit 13.2* – Attached herewith]

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

(j) Foreign exchange translation

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

5. MINERAL PROPERTY INTERESTS

Extra High Property
Balance, December 31, 2021	$—
Acquisition costs	54,001
Balance, December 31, 2022	$54,001
Exploration costs	44,991
Balance, December 31, 2023	$98,992

Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columba:

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

37 CAPITAL INC.

Notes to Financial Statements

For Years Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

9. CONVERTIBLE DEBENTURES FINANCING (Continued)

The following table reconciles the fair value of the debentures to the carrying amount.

Reconciles of fair value of debentures to carrying amount
	Liability Component	Equity Component	Total
Balance, December 31, 2021	$459,589	$33,706	$493,295
Interest accrued	30,000	—	30,000
Balance, December 31, 2022	489,589	33,706	523,295
Interest accrued	30,000		30,000
Balance, December 31, 2023	$519,589	$33,706	$553,295

10. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2023, there are no preferred shares issued.

(b) Issued

As of December 31, 2023, there are 13,745,947 common shares issued and outstanding.

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

On January 25, 2021, the Company issued 2,957,406 common shares of the Company at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351 to certain creditors, including to a related party and a director and officer of the Company. The fair value of the 2,957,406 common shares was $1,626,319. As a result, the Company recorded a loss on debt settlement of $887,222.

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

Selected Annual Information

Selected annual information from the financial statements (audited) for the three years ended December 31, 2023, 2022 and 2021 is shown in the following table:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	0	0	0
Interest income	0	0	0
Expenses	48,820	125,036	1,044,863
Basic and diluted loss per common share before other items	(0.00)	(0.03)	(0.24)
Comprehensive loss	(48,820)	(125,036)	(1,044,863)
Total assets	121,374	55,683	2,113
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

For the year ended December 31, 2023:

•	The Company’s operating expenses were $48,820 as compared to $125,036 for the corresponding period in 2022 and as compared to $1,044,863 for the corresponding period in 2021.
•	The Company recorded a comprehensive loss of $48,820 as compared to a comprehensive loss of $125,036 for the corresponding period in 2022 and as compared to a comprehensive loss of $1,044,863 for the corresponding period in 2021.
•	The Company’s basic and diluted loss per common share was $0.00 as compared to a basic and diluted loss per common share of $0.03 and as compared to a basic and diluted loss of $0.24 during the corresponding period in 2021.
•	The Company’s total assets were $121,374 as compared to $55,683 during the corresponding period in 2022 and as compared to $2,113 during the corresponding period in 2021.
•	The Company’s total liabilities were $741,436 as compared to $826,925 during the corresponding period in 2022 and as compared to $697,319 during the corresponding period in 2021.
•	The Company had a working capital deficiency of $719,054 as compared to a working capital deficiency of $825,243 during the corresponding period of 2022 and as compared to a working capital deficiency of $695,206 during the corresponding period of 2021.

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
50

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

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2023) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President & Chief Executive Officer

 Dated this 10th day of January, 2025.

