Form 20-F
period 2024-12-31
37 CAPITAL INC
filed 2025-05-15
CIK 825171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 15,205,947 common shares as of December 31, 2024. No preferred shares issued and outstanding.

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

Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐ No ☒

1

37 CAPITAL INC.

FORM 20-F ANNUAL REPORT 2024

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Name of Directors and/or Officers of the Issuer	Position Held as at the date of this Annual Report
Jacob H. Kalpakian, Vancouver, British Columbia, Canada	President, CEO and Director
Neil Spellman*, Carlsbad, CA, USA	CFO & Director
Gregory T. McFarlane*, St. George, Utah, USA	Director
Mathieu McDonald(1) *, Vancouver, BC, Canada	Director
Maria P. Arenas, Surrey, British Columbia, Canada	Corporate Secretary

*Members of the Audit Committee

1Mathieu McDonald was appointed to the Board of Directors on August 9, 2024 and replaced Bedo H. Kalpakian who stepped down on August 7, 2024.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited financial statements of 37 Capital Inc. (hereinafter referred to as the “Company” or the “Registrant” or “37 Capital”). The financial data under 2024, 2023, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information should be read in conjunction with the Registrant's financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in Canadian dollars (Cdn$) unless otherwise specified. All common shares and per share amounts included in this Annual Report on Form 20-F (2024) have been restated to give retroactive effect to the 5:1 share consolidation, which took effect on June 20, 2021 as further described in Results of Operations in Item 4.(a) of this document.

TABLE I

The financial data under the tables 2024, 2023, 2022, 2021 and 2020 have been prepared in accordance with IFRS.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating Revenue	$0	$0	$0	$0	$0
Interest Income	$0	$0	$0	$0	$0
Comprehensive loss	$(208,993)	$(48.820)	$(125,036)	$(1,044,863)	$(133,379)
Basic and diluted loss per common share before other items	$(0.01)	$(0.00)	$(0.03)	$(0.24)	$(0.09)
Total Assets	$170,656	$121,374	$55,683	$2,113	$40,573
Capital Stock	$27,856,612	$27,736,269	$27,536,269	$27,511,269	$25,864,950
Number of common shares at year-end	15,205,947	13,745,947	5,745,947	4,495,947	1,458,542
Long-term obligations	$0	$0	$0	$0	$0
Cash dividends	$0	$0	$0	$0	$0

Bank of Canada Exchange Rates

	Monthly High ($)(1)	Monthly Low ($)(1)
July 2024	0.7346	0.7219
August 2024	0.74294	0.7216
September 2024	0.7428	0.7353
October 2024	0.7412	0.7186
November 2024	0.7218	0.7101
December 2024	0.7124	0.6937

(1) The high and low exchange rates have been calculated using the rates of the Bank of Canada.

	For Year Ended December 31, 2024	For Year Ended December 31, 2023	For Year Ended December 31, 2022	For Year Ended December 31, 2021	For Year Ended December 31, 2020
Average rate ($)(2)	0.7304	0.7446	0.7692	0.7980	0.7461
High ($)(3)	0.7510	0.7573	0.8031	0.8306	0.7863
Low ($)(3)	0.6937	0.7353	0.7217	0.7727	0.6898

(2)The average exchange rate for the period has been calculated using the yearly rate of the Bank of Canada.

(3)The high and low exchange rates in each period were determined from the yearly rate of the Bank of Canada.

All of the amounts in the Exchange rates tables above are stated in U.S. currency. Accordingly, at the closing on December 31, 2024, US $1.00 was equal to Cdn $0.6950.

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

- Revenues and Dividends: The Company does not anticipate to generate any revenue in the future and has not recognized any revenue in fiscal 2020, 2021, 2022, 2023 and 2024. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth. Furthermore, apart from the Arrangement Agreement, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

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

ITEM 4. INFORMATION ON THE COMPANY

Item 4.A. History and Development of the Company

The Company was incorporated by memorandum under the Company Act of the Province of British Columbia, Canada on August 24, 1984 under the name of Armeno Resources Inc. (Exhibit 3.1 – Incorporated by reference) and was registered extra-provincially in the Province of Ontario, Canada on October 19, 1984. On May 31, 1988, the Company adopted the French form of its name to "Ressources Armeno Inc.". On May 25, 1992, the name of the Company was changed to “Ag Armeno Mines and Minerals Inc”. in the English form, and "Les Mines et Mineraux Ag Armeno Inc." in the French form. On April 25, 2000, the name of the Company was changed from “Ag Armeno Mines and Minerals Inc”. in the English form, and "Les Mines et Mineraux Ag Armeno Inc.", in the French form, to “Golden Nugget Exploration Inc”. On May 2, 2002, the name of the Company was changed from “Golden Nugget Exploration Inc.” to “Lucky 1 Enterprises Inc.” On January 17, 2005, the name of the Company was changed to “Bronx Ventures Inc”. and the Company adopted new Articles (Exhibit 3.2 - Incorporated by reference). On March 19, 2007, the Company changed its name to “Zab Resources Inc”. On April 16, 2009, the Company changed its name to “Kokomo Enterprises Inc”. On August 31, 2012, the Company changed its name to “High 5 Ventures Inc.” (Exhibit 3.5 – Incorporated by reference). On July 7, 2014, the Company changed its name to 37 Capital Inc. (see Exhibit 3.6 – Incorporated by reference).

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

On February 5, 2024, the CSE deemed the Company to meet its minimum listing requirements. The Company is trading under the symbol “JJJ”.

Since its incorporation, the Company has been engaged primarily in the identification, acquisition, exploration and, if warranted, the development of natural resource properties and, for a brief period of time from 1991 to 1994, the Company, through its formerly owned Ecuadorean subsidiary, Armenonic del Ecuador S.A. (“Armenonic”) operated the San Bartolome lead/zinc/silver mine in Ecuador.

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company has a one-half percent (1/2%) gross receipts royalty interest in certain lithium mineral exploration properties located in the Province of Ontario. Furthermore, the Company entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). The Property Option Agreement and the Amendment Agreement to the Property Option Agreement in respect to the Acacia Property were mutually terminated as of November 1, 2021. The principal business of 37 Capital is mineral exploration. The Company’s ability to pursue its stated primary business and to meet its obligations as they come due is dependent upon the ability of management to obtain the necessary financings either through private placements or by means of public offerings of the Company’s securities or through the exercise of incentive stock options or warrants or through debt financings or through the sale of its assets or through the issusance of the Company’s securities.

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

Effective as of October 2 2023, the Company’s office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8. The telephone number is (604) 681-0204 (ext. 6105) and the telefax number is (604) 681-9428. The contact person is Jake H. Kalpakian.

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

 Item 4.B. Business Overview

Summary

37 Capital is a junior mineral exploration company. The Company has a 100% undivided interest in the Extra High Claims located in the Province of British Columbia, and the Company is entitled to receive a one-half percent (1/2%) gross receipts royalty interest after six months from the date of commencement of commercial production from certain lithium mineral properties located in the Province of Ontario. Furthermore, the Company entered into a Property Option Agreement and an Amendment Agreement to the Property Option Agreement in respect to the Acacia Property in British Columbia, Canada whereby the Company had the right and option to acquire a 60% interest in the subject property on certain terms and conditions (see Item 4.D II). By mutual consent, the Property Option Agreement and the Amendment Agreement to the Property Option Agreement were terminated effective November 1, 2021. The principal business of 37 Capital is mineral exploration. However, the Company had a minority investment in a non-mining related project located in Mexico. The Company determined that it will not recover its investment in the non-mining related project located in Mexico, and has written-off its investment.

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

North Thompson River
5
East Barriere Lake
Barriere River
Johnson Lake
Agate Bay Road
Louis Creek
Adams Lake
Adams FSR
N
Little Shuswap Lake
1
YUKON
N. W. T.
ALBERTA
U. S. A.
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

Work completed on the Property

Exploration work in 2023 exploration program comprised two gridded soil geochemical surveys across the central portion of the Property, southwest of the K7 deposit, carried out in June and September 2023. Phase 1 comprised a soil survey consisting of a western grid of 13 east-west lines at 100-metre spacing; and an eastern grid of 12 east-west lines of similar spacing. Soils were sampled at 25-metre intervals. The grids were designed to overlie the Rea and Silver zones, south of the K7 deposit, to determine the geochemical response along the two structural / mineralized trends. Fieldwork was performed by a 3-man crew managed by Discovery Consultants of Vernon, BC, who carried out the survey from June 21 to 23, 2023. In total, 162 soil samples were collected.

The Phase 2 exploration program, consisting of a gridded soil survey, was carried out over the Extra High property from September 29 to October 2, 2023, with a 4-person crew from Discovery Consultants of Vernon, BC. The work was a continuation of the Phase 1 soil survey. In total, 219 soil samples were collected.

Phase 2 of the 2023 exploration program expanded the Phase 1 grid. The western portion of the grid was extended with 10 east-west lines at 50-metre spacing; and the eastern grid was extended with another 8 east-west lines of similar spacing and 4 in-fill lines. Soils were sampled at 25-metre intervals. Expenditures of Phase 1 and 2 totaled CAD $50,000.

The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $30,000 of exploration related expenditures for Phase 2, for a total amount of $50,000.

History of Previous Work

Exploration on the Property began in the mid 1980s, after the discovery of the Samatosum and Rea deposits north of the Property. Around this time, the K7 sulphide lens, located on the Property, was outlined from 1983 to 1985 by Kamad Silver Company, using geophysical surveys, trenching and diamond drilling. In 1986, Esso Minerals Canada optioned the property and the following year completed line-cutting, geochemical sampling, and HLEM-EM and VLF-EM geophysical surveying, followed by 1,814 metres of diamond drilling in eleven drill holes. In 1987 the company completed five drill holes totaling 1,125 m, and the following year the company drilled a further seventeen holes with total length of 2,094 metres.

Homestake Canada Ltd acquired Esso’s interest in the property in 1989 and completed 11 km of Genie EM geophysical surveys, 785 metres of backhoe trenching in 14 trenches, and drilled 25 holes with a total length of 4,972 metres, focusing on the down-dip extension of the K7 lens. In 1990, Homestake completed a further 2,961 metres of NQ diamond drilling in four holes and attempted down-hole Pulse EM geophysics. In 2004, Bronx Ventures Inc. (now 37 Capital) completed trenching over the K7 lens in 12 trenches and two phases of diamond drilling, for a total of 1,874 m of NQ diamond drilling in 18 holes. Results indicated good continuity of mineralization over a strike length of 175 metres. In 2007, Colt Resources drilled 8 holes totaling 1,293 m of drilling, in an effort to expand the size of the K7 lens.

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

Management continues to seek financing for general working capital requirements, and ideally to raise additional funds to carry out further mineral exploration programs on the Extra High Property based on the recommendation of Discovery Consultants.

Previously the Company held a 33% interest in the Extra High Claims, located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”) (see Exhibits 10.5.1; 10.5.2; 10.11.2; 10.11.3; 10.11.4 – Incorporated by references).

In 2016, Colt Resources Inc. (“Colt Resources”) completed a petrological study and preliminary metallurgical testing.

On October 31, 2019, as amended on November 4, 2019, the Company entered into an agreement with Colt Resources to purchase the remaining 67% right, interest and title in and to the Extra High Property, giving 37 Capital 100% ownership of the Extra High Property.

As at December 31, 2024, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item. 5.A. Results of Operations

The following table contains selected annual information for the three years ended December 31, 2024, 2023 and 2022 which are in accordance with IFRS:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$0	$0	$0
Interest income	0	0	0
Expenses	208,993	48,820	125,036
Basic and diluted loss per common share before other items	(0.01)	(0.00)	(0.03)
Comprehensive loss	(208,993)	(48,820)	(125,036)
Total assets	170,656	121,374	55,683
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

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

 For the year ended December 31, 2024:

•	The Company’s operating expenses were $ 208,993 as compared to $48,820 for the corresponding period in 2023 and as compared to $125,036 for the corresponding period in 2022.

•	The Company recorded a comprehensive loss of $208,993 as compared to a comprehensive loss of $48,820 for the corresponding period in 2023 and as compared to a comprehensive loss of $125,036 for the corresponding period in 2022.

•	The Company’s basic and diluted loss per common share was $0.01 as compared to a basic and diluted loss per common share of $0.00 during the corresponding period in 2023 and as compared to a basic and diluted loss per common share of $0.03 during the corresponding period in 2022.

•	The Company’s total assets were $170,656 as compared to $121,374 during the corresponding period in 2023 and as compared to $55,683 during the corresponding period in 2022.

•	The Company’s total liabilities were $763,523 as compared to $741,436 during the corresponding period in 2023 and as compared to $826,925 during the corresponding period in 2022.

•	The Company had a working capital deficiency of $697,369 as compared to working capital deficiency of $719,054 during the corresponding period in 2023 and as compared to a working capital deficiency of $825,243 during the corresponding period of 2022.

On August 7, 2024, Mr. Bedo H. Kalpakian stepped down as a director of the Company, and Mr. Mathieu McDonald was appointed to Board.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing 3.99% of the issued and outstanding common shares of the Company.

At the Company’s Annual General Meeting, which was held on December 10, 2024 (see Exhibit 13.8 – Incorporated by reference), the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and the election of Mathieu McDonald as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019, the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consisted of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020 (see Exhibit 10.21* - Incorporated by reference). On January 15, 2023, the non-flow through share purchase warrants expired unexercised.

In relation to the flow-through share private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022.  The Company was unable to incur the $20,000.  The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement.  As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

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

On June 5, 2023, the Company announced a non-brokered private placement offering to raise funds for gross proceeds of up to $100,000 by the issuance of up to 4,000,000 flow-through units of the Company at the price of $0.025 per unit. On July 24, 2023, the Company closed the flow-through share offering through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit for gross proceeds of $50,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. The funds raised from this financing were utilized towards exploration work expenditures on the Company’s mineral property located in the Province of British Columbia. In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing. In relation to the flow-through private placement, the Company was committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company incurred $44,991 and had renounced the $50,000 with the remaining $5,009 spent during January 2024.

On March 27, 2024, the Company announced a private placement to raise gross proceeds of up to $30,000 by issuing up to 300,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. On September 20, 2024, the Company closed gross proceeds of $29,000 and issued a total of 290,000 units of the Company. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

On October 1, 2024, the Company announced a private placement to raise gross proceeds of up to $200,000 by issuing up to 2,000,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. On October 31, 2024 and December 10, 2024, the Company closed two tranches for gross proceeds of $117,000 and issued a total of 1,170,000 units of the Company. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

The Company is presently not a party to any legal proceedings whatsoever.

 Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(64,440)	(33,790)	(42,468)	(68,295)
Income/(loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

For the Quarterly Periods ended:	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(35,061)	(21,948)	27,072	(18,883)
Income/(loss) per share	(0.00)	(0.00)	0.00	(0.00)

The Company’s business is not of a seasonal nature.

Extra High Property

Due to the Company’s limited resources and the uncertainty of the renewal of the claims, the Company did not budget nor plan for any activities for 2022 during its 2021 year-end audit. These conditions led to impairment indicators, resulting in the Extra High Property’s book value being written down to $Nil. During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

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

During 2023, the Company was determined to further extend the expiry of the Extra High Property and secured a financing, The Company committed $50,000 towards an exploration work program in two phases and spent $44,991 during 2023 with the remaining $5,009 spent subsequent to December 31, 2023 and the costs were capitalized,.

As at December 31, 2024, the Company has recorded a book value of $104,502 on the Extra High Property.

The expiry date of the Extra High Property was further extended as a result of the work performed on the property until December 28, 2028,

Item 5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2024, the Company shall require at additional financing so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2024:

•	the Company’s total assets were $170,656 as compared to $121,374 for the year ended December 31, 2023 and as compared to $55,683 for the year ended December 31, 2022.

•	the Company’s total liabilities were $763,523 as compared to $741,436 for the year ended December 31, 2023 and as compared to $826,925 for the year ended December 31, 2022.

•	the Company had $59,922 in cash as compared to $18,304 in cash for the year ended December 31, 2023 and as compared to $122 in cash for the year ended December 31, 2022.

•	the Company had GST receivable in the amount of $6,232 as compared to $4,078 for the year ended December 31, 2023 and as compared to $1,560 for the year ended December 31, 2022.

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

Private Placement Financings

During the year ended December 31, 2024, the following transaction occurred:

•	On October 31, 2024 and December 10, 2024, the Company closed two tranches of private placement which was announced on October 1, 2024 for gross proceeds of $117,000 and issued 1,170,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. The Company paid a finder’s fee of $1,500 in cash and issued 15,000 share purchase warrants exercisable for two (2) years at the price of $0.15 per share. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.
•	On September 20, 2024, the Company closed a non-brokered private placement financing for gross proceeds of $29,000 through the issuance of 290,000 units of the Company at $0.10 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2023, the following transactions occurred:

•	On July 24, 2023, the Company closed a non-brokered private placement financing which was announced on June 5, 2023 for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual method the warrants were valued at $nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was recorded.

•	On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing included a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2022, the following share transactions occurred:

i)	During August and October 2022, the Company issued in aggregate 1,200,000 non flow-through units of the Company. Each non flow-through unit consists of one common share and one share purchase warrant to acquire one common share of the Company at a price of $0.05 for a period of five years. All securities issued in connection with this financing were subject to four-months and one day hold period.
ii)	On January 15, 2021, the Company issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

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

As at December 31 2024, the Company recorded interest expense of $30,000 (December 31, 2023 - $30,000). As of December 31, 2024, $250,000 of the convertible debentures are outstanding plus the accrued interest of $299,589 (December 31, 2023 - $269,589).

Warrants

 As at December 31, 2024, a total of 10,675,000 share purchase warrants exercisable at the price of $0.05 and $0.15 per warrant share were outstanding. As of the date of this Annual Report, there are 10,675,000 share purchase warrants outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

 As at December 31, 2024, a total of 1,900,000 were granted to directors, officers and consultants exercisable at $0.10 per share for a period of three (3) years (December 31, 2023 – Nil).

The weighted average remaining contractual life for options outstanding at December 31, 2024 is 2.26 years (December 31, 2023 – nil).

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $65,482 (December 31, 2023 - $nil) were recognized as employee benefits and $26,206 (December 31, 2023 - $nil) was recognized as consulting fees for options granted to consultants.

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

Item 5.F. Tabular disclosure of contractual obligations

The Company has two convertible debentures totaling $250,000 plus accrued interest, which have been extended indefinitely (see Exhibit 10.15. 1 - Incorporated by reference). The Company has no Capital Lease Obligations or Purchase Lease Obligations reflected on the Company’s Balance Sheets; however the Company has Obligations pursuant to the 2015 Convertible Debentures Financing (see Exhibit 10.15 – Incorporated by reference). During the year ended December 31, 2021, the Company entered into Debt Settlements Agreements to settle certain outstanding debts and loans (see Exhibit 10.20 – Incorporated by reference).

Furthermore, pursuant to the Property Purchase Agreement with Colt, the Company was obligated to pay $75,000 to Colt within eighteen months from the closing date of the Property Option Agreement (see Exhibit 10.11.5 – Incorporated by reference). Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt (see Exhibit 10.11.6 - Incorporated by reference), the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of December 31, 2024, the name, municipality of residence and the principal occupation of the directors and officers of the Company are the following:

Name and municipality of residence	Position with the Registrant	Date of Birth	Principal occupation	Term of Office with the Registrant
Jacob H. Kalpakian(1) Vancouver, B.C. Canada	President, CEO and Director	October 18, 1968	President & CEO Vice President of Registrant; President of Jackpot Digital Inc. (“Jackpot”) CEO of Jackpot President of Yo Eleven Gaming Inc.	April 2017 to Present 1991 to April 2017 1991 to Present 2004 to Present June 2021 to Present
Neil Spellman*(2) Carlsbad, CA, USA	CFO & Director	January 24, 1953	Director of the Registrant CFO of the Registrant Director of Jackpot Senior Vice President of DB Financial CFO of Yo Eleven Gaming Inc.	Aug 2016 to Present April 2017 to Present 2002 to July 2020 June 2021 to Present

Gregory T. McFarlane* Washington, Utah, USA	Director	November 13, 1968	Director of the Registrant Director of Jackpot Principal of McFarlane Media, LLC (2005) Director of Yo Eleven Gaming Inc.	1992 to Present 2005 to Present June 2021 to Present
Mathieu McDonald* (3) Vacouver, B.C. Canada	Director	December 8, 1971	Director of the Registrant	August 2024 to Present
Maria P. Arenas Surrey, B.C. Canada	Corporate Secretary	September 29, 1969	Corporate Secretary of the Registrant Corporate Secretary of Jackpot Corporate Secretary of Yo Eleven Gaming Inc.	2008 to Present 2008 to Present June 2021 to Present

*Members of the Company’s audit committee.

(1) Upon Bedo H. Kalpakian stepping down as President & CEO, as of April 1, 2017, Mr. Jacob H. Kalpakian was appointed as President & CEO.

(2) Upon Bedo H. Kalpakian stepping down as CFO, as of April 1, 2017, Mr. Neil Spellman was been appointed as CFO. On May 25, 2021, Bedo H. Kalpakian was appointed to the Board of Directors and stepped down on August 7,2024.

(3) Upon Bedo H. Kalpakian stepping down as a director, Mathieu McDonald was appointed as a director on August 9, 2024.

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

During 2023 and 2022, there were no stock options granted to Directors, Officers and Employees.

During the year ended December 31, 2024, a total of 1,900,000 share purchase options were issued to Directors, Officers and Consultants.

The Company has no long-term incentive plans in place and, has not granted any stock appreciation rights.

Item 6.C. Board Practices

6.C.1. Directors’ Terms of service.

All directors are elected annually by the Company’s shareholders to serve for a term of one year until the next annual general meeting of the shareholders. All directors may be annually re-elected by the Company’s shareholders at the annual general meeting of the shareholders for additional one year terms. Jacob H. Kalpakian has served as a director since 1991; Gregory T. McFarlane has served as a director since 1992; Neil Spellman has served as a director since August 2016; Bedo H. Kalpakian served as director from 1984 until 2017 and from May 25, 2021 until August 7, 2024, and Mathieu McDonald has served as a director since August 9, 2024.

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

All directors are elected annually by the Company’s shareholders to act as directors of the Company for a term of one year. The Company’s audit committee is appointed on an annual basis by the Company’s directors. Presently, the Company’s audit committee consists of the following directors; Neil Spellman, Gregory T. McFarlane and Mathieu McDonald. The majority of the members of the audit committee must be made up of directors who are not officers of the Company. The audit committee is also responsible to monitor compliance of the Company’s Code of Ethics (see Exhibit 14.1 – Incorporated by reference).

Pursuant to Canadian National Policy (52-110) with respect to Audit Committee Disclosure, the charter of the Company’s Audit Committee and other information required to be disclosed have been disclosed in the Company’s Annual Information Circular with respect to the Company’s most recent Annual General Shareholder’s meeting which was held on December 10, 2024. The Company’s 2024 Annual Information Circular (Exhibit 13.8 – Incorporated by reference) includes the Company’s Audit Committee Disclosure under Form 52-110F2.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Item 6.D. Employees

The Company’s employees are not represented by a union or other collective bargaining organization and the Company has not experienced any work stoppage by its employees. The Company believes that its employee relations are good.

Item 6.E. Share Ownership

The number of common shares beneficially owned (directly and indirectly) by officers and directors of the Company as of December 31, 2024 are as follows:

Name of Director/Officer and Municipality	Number of Issued Shares		Percentage of the total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC, Canada	3,470,039	(1)	22.82%
Gregory T. McFarlane, Washington, UT, USA	25		0.00%
Neil Spellman Carlsbad, CA, USA	0		0.00%
Mathieu MacDonald, Vancouver, BC, Canada	0		0.00%
Maria P. Arenas Surrey, BC, Canada	114		0.00%

Notes: *Based on 15,205,947 issued and outstanding common shares as of December 31, 2024.

(1) Of these common shares, 126,264 were held by 30 Rock Management Inc., 1,394,656 were held by Kalpakian Bros. and 302,831 are held by a family member.

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

(1) Of these common shares, 126,264 were held by 30 Rock Management Inc., 2,217,656 were held by Kalpakian Bros. and 302,831 are held by a family member.

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

(1) Of these common shares, 126,264 were held by 30 Rock Management Inc., 1,416,656 were held by Kalpakian Bros.and 2,831 are held by a family member.

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

At the Company’s Annual General Meeting of shareholders held on April 30, 2004, the shareholders of the Company approved the Company’s 2004 Stock Option Plan (Exhibit 10.7 – Incorporated by reference). Shareholders of the Company adopted and approved the 2015 Stock Option Plan at the Company’s Annual and Special General Meeting of Shareholders which took place on June 4, 2015 (see Exhibit 12 – Incorporated by reference) and was re-approved by the Shareholders of the Company at the Annual General Meeting of Shareholders which took place on Wednesday, November 18, 2019 see Exhibit 13.3 – Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, November 20, 2020 (see Exhibit 13.4 - Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Friday, December 3, 2021 (see Exhibit 13.5 – Incorporated by reference), at the Annual General Meeting of Shareholders which took place on Monday, November 14, 2022 (see Exhibit 13.6 – Incorporated by reference), at the Annual General Meeting of Shareholders on Tuesday, December 12, 2023 (see Exhibit 13.7 – Incorporated by reference) and at the last Annual General Meeting of Shareholders which took place on Tuesday, December 10, 2024 (see Exhibit 13.8 - Incorporated by reference).

The Company’s 2015 Stock Option Plan reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2023 and 2022 there were no stock options granted.

During 2024, the Company granted 1,900,000 stock options to directors, officers and consultants.

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

As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing 3.99% of the issued and outstanding common shares of the Company.

As at December 31, 2024, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Jacob H. Kalpakian, Vancouver, BC	3,470,039	(1)	22.82%
Roberto Fia, Toronto, ON	4,650,000		30.58%

(1) Of these common shares, 126,264 were held by 30 Rock Management Inc., 1,394,656 were held by Kalpakian Bros. and 302,831 are held by a family member.

*Based on 15,205,947 issued and outstanding common shares as of December 31, 2024.

As at December 31, 2023, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Jacob H. Kalpakian, Vancouver, BC	5,403,039	(1)	39.31%
Roberto Fia, Toronto, ON	4,040,000		29.39%

(1) Of these shares, 2,756,288 common shares are held by Jacob H. Kalpakian directly, 2,343,920 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 302,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 13,745,947 issued and outstanding common shares as of December 31, 2023.

As at December 31, 2022, the following persons or corporations beneficially own, directly or indirectly, or exercise control over shares carrying more than 5% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality	Number of Issued Capital		Percentage of the Total Issued Share Capital*
Jacob H. Kalpakian Vancouver, BC	1,802,039	(1)	331.36%
Jackpot Digital Inc., Vancouver, BC	607,377		10.57%

(1) Of these shares, 256,288 common shares are held by Jacob H. Kalpakian directly, 1,542,920 common shares are held by private companies which are controlled by Jacob H. Kalpakian, and 2,831 common shares are held by a family member of Jacob H. Kalpakian.

* Based on 5,745,947 issued and outstanding common shares as of December 31, 2022.

 7.A.1.(c) All shareholders of the Company have equal voting rights. Holders of common shares of the Company are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the Directors, and to receive a pro-rata share of the assets of the Company available for distribution to common shareholders in the event of liquidation, dissolution or winding up of the Company. There are no pre-emptive, conversion or surrender rights attached to the common shares of the Company.

7.A.2. As of December 31, 2024, the Company had 15,205,947 issued and outstanding common shares. The number of outstanding common shares of the Company held in the United States and the number of registered holders thereof were 250,919 outstanding common shares and 3 registered shareholders (which include depository trusts which hold shares on behalf of non-registered shareholders).

7.A.3. To the best of the Company’s knowledge the Company is not controlled directly or indirectly by any foreign government or by any natural or legal person severally or jointly other than as disclosed on 7.A.1. in this Annual Report.

7.A.4. To the best of the Company’s knowledge, there are no known arrangements which may at a subsequent date result in a change of control of the Company.

Item 7.B. Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot for a term of one year. On May 1, 2019 the agreement was extended for a period of one year and has subsequently been extended up to September 30, 2025. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

During the year ended December 31, 2023 the Company settled accounts payable and recognized a gain of $53,371 (December 31, 2022 and 2021 - $nil).

The amounts due to related parties are unsecured, payable on demand, which consist of the following:

	December 31, 2024	December 31, 2023
Advances from directors (interest at prime plus 1%)	$—	$—
Entities controlled by directors (non-interest-bearing)	110,069	82,328
	$110,069	$82,328

During the years ended December 31, the following amounts were charged by related parties.

	2024	2023	2022
Interest charged on amounts due to related parties	$8	$1,100	$1,158
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	12,000
Share-based payments	66,362	—	—
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	15,469	15,081	19,272
	$123,839	$58,181	$62,430

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

At December 31, 2024, the convertible debentures and accrued interest of $549,589 (December 31, 2023 - $519,589) are owed to the Chief Executive Officer, and to a former director of the Company.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 3.99% of the issued and outstanding common shares of the Company.

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

The Company is or was related to the following companies by common management and/or directors and/or officers:

-	Jackpot Digital Inc. (“Jackpot”), a public company listed on the TSX Venture Exchange, also quoted in the U.S.A. on the OTCQB of the OTC Markets Group and on the Frankfurt Stock Exchange. Jacob H. Kalpakian is an officer, director and shareholder of Jackpot and Gregory T. McFarlane and Neil Spellman are directors of Jackpot. Bedo H. Kalpakian was a director and officer of the Company and was an officer and director of Jackpot. On May 25, 2021, Bedo Kalpakian was appointed to the Board of Directors of the Company and stepped down on August 7, 2024.
-	Kalpakian Bros. of B.C. Ltd., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder is Jacob H. Kalpakian, director of the Company;

-	Yo Eleven Gaming Inc. (“Yo Eleven”), a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian, Neil Spellman and Greg McFarlane are directors of Yo Eleven and Maria Arenas is the Corporate Secretary of Yo Eleven;

-	BHK Management Inc., was a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which was Bedo H. Kalpakian, who is currently a director of the Company;

-	30 Rock Management Inc., a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is Jacob H. Kalpakian, a director of the Company;

-	Colt Resources Inc. (“Colt”), is a public company. Colt was formerly related to the Company by certain directors and officers as more particularly described in this Annual Report;

-	J.W. Murton & Associates, a private company incorporated under the laws of the Province of British Columbia, the principal shareholder of which is J. Wayne Murton, a former director of the Company;

-	27 Red Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 27 Red Capital Inc.

-	4 Touchdowns Capital Inc., a reporting issuer incorporated under the laws of the Province of British Columbia. Jacob Kalpakian was a former officer and director. Bedo H. Kalpakian and Neil Spellman were former directors of 4 Touchdowns Capital Inc.

Item 7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Item 8.A. Financial Statements and Other Information

The Company’s Audited Financial Statements together with the Management’s Discussion & Analysis for the year ended December 31, 2024, are included in Item 17 of this Annual Report.

Item 8.A.7. Legal Proceedings

The Company is presently not a party to any legal proceedings

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

During 2018, Jackpot owned 689,997 common shares of the Company which represented 48.64% of the Company’s then issued and outstanding common shares as at December 31, 2018. As such, Jackpot had direct control of the Company. During the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. As at December 31, 2020, Jackpot owned 49,985 common shares in the capital of the Company representing approximately 0.69% of the then Company’s issued and outstanding common shares. In addition, Jackpot owned 689,997 share purchase warrants of the Company exercisable at $0.60 per share which expired unexercised on November 2, 2022. On January 25, 2021, Jackpot acquired an additional 597,380 common shares pursuant to a debt settlement agreement (see Exhibit 10.20 - Incorporated by reference). As of the date of this Report, Jackpot owns 607,377 common shares of the Company representing approximately 3.99% of the issued and outstanding common shares of the Company.

ITEM 9. THE OFFER & LISTING

Item 9.A. (4) Listing Details

On April 4, 1985, the Company’s common shares were listed and posted for trading on the Vancouver Stock Exchange, on the Montreal Exchange on January 15, 1988 and, on the Nasdaq SmallCap Market on May 11, 1988. On July 12, 1991, the Company voluntarily de-listed its common shares from the Montreal Exchange, and, on October 3, 1994, the Company’s shares were delisted from the Nasdaq SmallCap Market. Effective October 4, 1994, the Company’s shares have been listed for trading on the OTC Bulletin Board and were listed on the OTCQB tier of the OTC Markets Group (“OTCQB”) until June 1, 2020. Presently, the Company’s common shares are listed for trading on the PINK Sheets on the OTC market. Effective on November 29, 1999 the Vancouver Stock Exchange became known as the CDNX as a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company’s common shares from trading on the CDNX, as a result of which, the common shares of the Company were de-listed from trading on the CDNX effective at the close of trading on July 31, 2001. The trading symbol of the Company’s common shares when they were listed on the CDNX was “GGG”.

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

OTC Pink Sheets – OTC Markets Group

Trading Range

Five Most Recent Financial Years	U.S.$ High	U.S.$ Low	Volume
2020	0.2805	0.1205	1,605
2021	0.8415	0.03	43,621
2022	0.132	0.089	5,321
2023	N/A	N/A	0
2024	0.0895	0.0895	0

Two Most Recent Financial Years
Year 2023
Jan 1 – Mar 31	N/A	N/A	0
Apr 1 – Jun 30	N/A	N/A	0
Jul 1 – Sept 30	N/A	N/A	0
Oct 1 – Dec 31	N/A	N/A	0

Year 2024
Jan 1 – Mar 31	N/A	N/A	0
Apr 1 – Jun 30	N/A	N/A	0
Jul 1 – Sept 30	N/A	N/A	0
Oct 1 – Dec 31	0.0895	0.0895	0

CSE

Canadian Stock Exchange

Trading Range

	Cdn $ High	Cdn $ Low	Volume
Five Most Recent Financial Years
2020	0.30	0.05	286,344
2021	1.15	0.25	1,306,227
2022	0.17	0.015	556,306
2023	0.075	0.025	235,555
2024	0.235	0.05	2,028,552
Two Most Recent Financial Years
Year 2023
Jan 1 – Mar 31	0.05	0.05	1,360
Apr 1 – Jun 30	0.05	0.025	7,004
Jul 1 – Sep 30	0.06	0.06	2,500
Oct 1 – Dec 31	0.075	0.06	224,691

Year 2024
Jan 1 – Mar 31	0.235	0.05	466,103
Apr 1 – Jun 30	0.135	0.09	20,804
Jul 1 – Sep 30	0.135	0.09	986,630
Oct 1 – Dec 31	0.10	0.07	555,015

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

On February 5, 2024, the CSE deemed the Company to meet its minimum listing requirements and, as a result, the Company started trading under the symbol “JJJ”.

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

All shares have been issued pursuant to resolutions of the Board of Directors of the Company.

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 30, 2025	15,205,947	Nil	N/A	N/A
Warrants	15,000 250,000 750,000 200,000 290,000 650,000 520,000 6,000,000 2,000,000 10,675,000	Nil	$0.15 $0.05 $0.05 $0.05 $0.15 $0.15 $0.15 $0.05 $0.05	October 31, 2026 August 31, 2027 October 7, 2027 October 31, 2027 September 20, 2027 October 31, 2027 December 4, 2027 May 15, 2028 July 24, 2028
Stock Options	1,900,000	Nil	$0.10	January 29, 2027 – December 5, 2027
Fully Diluted as at April 30, 2025	27,780,947	Nil

Item 10.A.4. Warrants

All warrants have been issued pursuant to resolutions of the Board of Directors of the Company.

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31,2024, 2023 and 2022:

Warrants activity for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2022	1,280,000	$0.08
Expired	(80,000)	$0.50
Issued	8,000,000	$0.05
Balance, December 31, 2023	9,200,000	$0.05
Issued	1,475,000	$0.15
Balance, December 31, 2024	10,675,000	$0.06

As of December 31, 2024, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
October 31, 2026	$0.15	15,000
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
September 20, 2027	$0.15	290,000
October 31, 2027	$0.15	650,000
December 4, 2027	$0.15	520,000
May 15, 2028	$0.05	6,000,000
July 24, 2028	$0.05	2,000,000
		10,675,000

The weighted average remaining contractual life for warrants outstanding at December 31, 2024 is 3.26 years (2023 – 4.34 years).

Item 10.A.5. Stock Options

From time to time, the Company grants stock options to its directors, employees and consultants on terms and conditions acceptable to the Regulatory Authorities. The stock options entitle the holders to acquire common shares of the Company from treasury (see Exhibit 13.3 – Incorporated by reference).

The 2015 Stock Option Plan was re-approved by the Shareholders at the Company’s Annual General Meeting held on November 14, 2022, December 12, 2023, and December 10, 2024. The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant (see Exhibit 13.6 – Incorporated by reference).

As of December 31, 2024, there were 1,900,000 stock options outstanding granted to Directors, Officers and Consultants (December 31, 2023: Nil) (December 31, 2022: Nil).

Item 10. A.6. History of Share Capital

There are no special voting rights attached to any of the Company’s issued and outstanding shares. All shares which were issued from the Company’s Treasury were issued for cash or in the case of Finder’s Fees for services rendered or shares for debt in the case of outstanding debts.

CAPITAL STOCK

Authorized: Unlimited number of Common and Preferred shares without par value. No preferred shares have been issued.

				Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2021	4,495,947	$27,511,269	$33,706	$–	$–	$(28,240,181)	$(695,206)
Net loss for the year	–	–	–	–	–	(125,036)	(125,036)
Shares issued for mineral property interest	50,000	1,000	–	–	–	–	1,000
Private placement, net of issuance of costs	1,200,000	24,000	–	24,000	–	–	48,000
Balance, December 31, 2022	5,745,947	$27,536,269	$33,706	$24,000	$–	$(28,365,217)	$(771,242)
Net loss for the year	–	–	–	–	–	(48,820)	(48,820)
Private placement, net of issuance of costs	8,000,000	200,000	–	–	–	–	200,000
Balance, December 31, 2023	13,745,947	$27,736,269	$33,706	$24,000	$–	$(28,414,037)	$(620,062)
Net loss for the year	–	–	–	–	–	(208,993)	(208,993)
Share-based payment	–	–	–	–	91,688	–	91,688
Private placement, net of issuance of costs	1,460,000	120,343	–	24,157	–	–	144,500
Balance, December 31, 2024	15,205,947	$27,856,612	$33,706	$48,157	$91,688	$(28,623,030)	$(592,867)

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

Item 10. C. Material Contracts

Previously the Company entered into an Option Agreement, as amended , with Colt on the Extra High Claims, (see Exhibits 10.5; 10.11; 10.5.1; 10.5.2; 10.11.2; 10.11.3; 10.11.5)

Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt (Exhibit 10.11.6 - Incorporated by reference), the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property located in the Province of British Columbia. The 50,000 common shares in the capital of the Company were subject to a hold period from trading which expired on December 10, 2022.

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

The Company entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors (see Exhibit 10.18 - Incorporated by reference). The Company issued 849,997 units of the Company to Jackpot at the price of $0.45 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company issued 35,000 units of the Company at the price of $0.45 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consisted of one common share and one share purchase warrant. Each warrant was exercisable at the price of $0.60 per share until November 2, 2022. The securities issued were subject to a hold period in accordance with the applicable securities laws. During September 2018, Jackpot sold 160,000 units of 37 Capital to an arm’s length party, and during the year ended December 31, 2019, Jackpot sold 680,000 common shares of the Company. In addition, Jackpot held 689,997 share purchase warrants of the Company exercisable at $0.60 which expired unexercised on November 2, 2022.

On December 11, 2020, the Company entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement”) with a fair value of $0.55 per common share to certain creditors, including to a related party and a director and officer of the Company (the “Creditors”) (see Exhibit 10.20 – Incorporated by reference), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this Annual Report, Jackpot owns 607,377 common shares of the Company representing approximately 3.99% of the issued and outstanding common shares of the Company.

On June 6, 2023 and September 29, 2023, the Company entered into a Geological and Exploration Consulting Contracts (the “Agreements”) (with Discovery Consultants, to provide geological and exploration related services in respect to the Company’s Extra High property in British Columba (Exhibits 21 & 21.2 - Incorporated by reference).

On January 29, 2024 and December 4, 2024 the Company entered into consultancy agreements with three individuals (see Exhibit 10.7.1* - Attached)

On January 29, 2024 and December 4, 2024, the Company entered into stock option agreements with directors, officers and consultants of the Company (see Exhibit 10.7.2* - Attached).

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

Generally, a U.S. shareholder will realize ordinary income on the receipt of cash dividends or property distributions from an investment in the shares of a foreign corporation to the extent such dividends are paid out of the foreign company’s current accumulated earnings and profits. To the extent of any withholding taxes, both individual and corporate investors must include such taxes in income and, in turn, claim a foreign tax credit. Certain corporate investors are also entitled to gross up the underlying foreign corporate income taxes and claim foreign tax credit.

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

 Generally, under the mark-to-market election, the general PFIC rules under the excess distribution method and QEF method do not apply. However, if the mark to market election is made after a U.S. shareholder has maintained its investment, there are provisions that ensure that the interest charge on amounts attributable to periods before the election is not avoided.

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

Item 10. I Subsidiary Information

On February 26, 2015, the Company incorporated two formerly wholly owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”).

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

At December 31, 2024, the Company had cash of $59,922 (December 31, 2023 - $18,304) available to apply against short-term business requirements and current liabilities of $763,523 (December 31, 2023 - $741,436). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2024, two convertible debentures together with the accrued interest for a total amount of $549,589 are outstanding, and the loan payable in the amount of $20,000 plus accrued interest in the amount of $17,504 are due. Liquidity risk is assessed as high

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2024, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As at the date of this Annual Report, the Company has two Convertible Debentures totaling the principal amount of $250,000 plus accrued interest outstanding (see Exhibits 10.15 & 10.15.1 – Incorporated by reference).

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Except for outstanding loans, accounts payable, accrued liabilities and two convertible debentures totaling the principal amount of $250,000 plus accrued interest, the Company is not in default in the payment of principal, interest, sinking fund instalment or any other default with respect to any other indebtedness of the Company.

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

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, due to size of the Company and limited segregation of duties, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms..

b)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

Based on our assessment, our Chief Executive Officer and our Chief Financial Officer determined that, as of

December 31, 2024, our internal control over financial reporting was not effective due to lack of segregation of duties given the size of the Company and its limited resources.

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

[Exhibit 13.1* – Attached herewith]

[Exhibit 13.2* - Attached herewith]

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, INSIDER TRADING, CYBERSECURITY.

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

The Code of Ethics can be accessed electronically at http://www.37capitalinc.com.

Item 16.C. Auditor’s Fees & Services

(a)	Audit Fees: The aggregate fees billed for each of the last three fiscal years by the Company’s Auditors were (2024: $24,000) (2023: $21,000) and (2022: $21,000)

(b)	Audit Related Fees were (2024: $Nil) (2023: $Nil) and (2022: $Nil)

(c)	Tax Fees: Tax fees were (2024: $1,050) (2023: $1,700) and (2022: $1,700)

(d)	All other Fees were (2024: $Nil) (2023: $Nil) and (2022: $Nil)

Further details with respect to the Audit Committee’s Charter is included in the Company’s Management Information Circulars dated October 7, 2022, November 6, 2023, and November 5, 2024 (see Exhibits 13.6, 13.7 and Exhibit 13.8 – Incorporated by reference).

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 22 to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We adhere to the definitions provided in Item 16K, recognizing the critical significance of implementing strong cybersecurity measures to safeguard our information systems and the sensitive data they hold. Our priority is to protect our information and systems from unauthorized access, use, disclosure, disruption, modification, or destruction. We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis and conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management and systems monitoring.

As of the date of this annual report, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition.

Cybersecurity Governance

IT Personnel holds oversight responsibility over our Company’s risk management and strategy, including material risks related to cybersecurity threats.

As we do not have a dedicated board committee exclusively focused on cybersecurity, IT Personnel are primarily responsible for overseeing the implementation of our cybersecurity strategy. This includes assessing and managing material risks arising from cybersecurity threats, as well as identifying, evaluating, and addressing any cybersecurity incidents.

As of the date of this annual report, the Company has not encountered cybersecurity incidents that the Company believes to have been material to the Company taken as a whole.

ITEM 17. FINANCIAL STATEMENTS

The Company’s Audited Financial Statements for the year ended December 31, 2024, and 2023, together with the report of the auditors, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are filed as part of this Annual Report. The Company’s financial statements are stated in Canadian dollars (Cdn $).

A) Index to Financial Statements	Page
i) Financial Statements	49
Report of Independent Registered Public Accounting Firm to the Shareholders	50-51
Balance Sheets as at December 31, 2024 and 2023	52
Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022	53
Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2024, 2023 and 2022	54
Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	55
Notes to the Financial Statements	56-73
ii) Management’s Discussion & Analysis for the year ended December 31, 2024	74-86

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

ITEM 19. LIST OF EXHIBITS

3.1	Certificate of Incorporation and Memorandum and Articles (Incorporated by reference – Previously filed on Registration Statement on Form 20-F, May 1988)
3.2	New Articles (Incorporated by reference) – Static Copy of British Columbia Business Corporations Act (BCBCA). Previously filed on Form 20-F 2004 (SEC Accession No. 0000945234-05-000483)
3	Amendment to the Articles for the implementation of Advance Notice Provisions. SECAccessionNo.0001607062-15-000191
3.4	Certificate of Name Change to Kokomo Enterprises Inc. SEC Accession No. 0001137171-09-000478
3.5	Certificate of Name Change to High 5 Ventures Inc. SECAccessionNo.0001137171-13-000179
3.6	Certificate of Name Change to 37 Capital Inc
10.1	2003 Stock Option Plan (Incorporated by reference previously filed on Form 20-F/A, June 2003)
10.4	Management Services Agreement, (Incorporated by reference - previously filed on Form 20-F, 2001 as amended on August 14, 2003 and July 1, 2005)
10.4.1	Addendum to the Management Services Agreement dated July 31, 2005 – Previously filed on Form 20F 2005)(US Sec Accession No. 0001137171-06-001515)
10.4.2	Addendum to the Management Services Agreement dated November 1, 2010. SEC Accession No. 0001137171-11-000333
10.4.3	Addendum to the Management Services Agreement dated February 16, 2012. SEC Accession No. 0001137171-12-000177)
10.4.4	Addendum to the Management Services Agreement dated March 28, 2012. SEC Accession No. 0001137171-12-000177)
10.4.5	Addendum to the Management Services Agreement dated September 14, 2012. SEC Accession No. 0001137171-13-000179)
10.4.6	Addendum to the Management Services Agreement dated July 17, 2014. SEC Accession No.0001607062-14-000048)

10.5	Property Option Agreement – Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
10.5.1	Amendment to the Property Option Agreement dated September 12, 2006 – (SEC Accession No. 0001137171-07-000906)
10.5.2	Amendment to the Property Option Agreement dated April 17, 2007 – (SEC Accession No. 0001137171-07-000906)
10.7	2004 Stock Option Plan - Previously filed on Form 20-F 2003. (SEC Accession No. 0001137171-04-000850)
10.7.1*	Consultancy Agreements dated January 29, 2024 and December 5, 2024.
10.7.2*	Stock Option Agreements granted to Directors, Officers and Consultants dated January 27, 2024 and December 5, 2024.
10.9.1	Debt Settlement Agreements dated July 12, 2007 – (SEC Accession No. 0001137171-08-000659)
10.11	Property Option Agreement with Colt Capital Corp. dated September 8, 2006 – (SEC Accession No. 0001137171-07-000906)
10.11.1	First Amendment dated September 22, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)
10.11.2	Second Amendment dated October 31, 2006 to the Property Option Agreement(SEC Accession No. 0001137171-07-000906)
10.11.3	Option Agreement with Colt Resources Inc. dated January 21, 2008 – (SEC Accession No. 0001137171-08-000659)
10.11.4	Amending Agreement dated March 30, 2016 with Colt Resources Inc. – (SEC Accession No. 0001607062-16-000823)
10.11.5	Property Purchase Agreement with Colt Resources Inc. dated October 31, 2019, as amended on November 29, 2019 - SEC Accession No. 0001607062-20-000146
10.11.6	Offer Letter to Colt Inc. dated July 6, 2022.
10.12	Property Purchase Agreement with James Bay Midarctic Developments Inc. dated July 31, 2008 –(SEC Accession No. 0001137171-09-000478)
10.13	Purchase and Sale Agreement with Grand Odyssey Casino, S.A. De C.V. dated April 8, 2013. SECAccessionNo.0001607062-14-000003
10.14	2013 Convertible Debenture Financing SEC Accession No .0001607062-14-000003
10.15	2015 Convertible Debenture Financing
10.15.1	Addendum to Convertible Debentures dated October 29, 2021
10.16	Consulting Agreement entered into with 27 Red Capital Inc
10.17	Consulting Agreement entered into with 4 Touchdowns Capital Inc
10.18	Debt settlement agreements entered into with Jackpot Digital Inc. and Kalpakian Bros. of BC Ltd
10.19	Property Option Agreement with Eagle Plains Resources Inc. dated September 30, 2019 SEC Accession No. 0001607062-20-000146

10.19.1	Amendment to the Property Option Agreement with Eagle Plains Resources Inc. dated October 15, 2020
10.20	Debt Settlement Agreements dated December 11, 2020 with various Creditors
10.21*	Letter of cancellation to Canada Revenue Agency dated December 21, 2022.
11.1*	Statement explaining in reasonable detail how earnings/loss per share is calculated
12	Notice of Annual General and Special Meeting 2015 and Management Proxy Materials
13	Notice of Annual General Meeting 2016 and Management Proxy Materials
13.1	Notice of Annual General Meeting 2017 and Management Proxy Materials
13.2	Notice of Annual General Meeting 2018 and Management Proxy Materials
13.3	Notice of Annual General Meeting 2019 and Management Proxy Materials
13.4	Notice of Annual General Meeting 2020 and Management Proxy Materials
13.5	Notice of Annual General Meeting 2021 and Management Proxy Materials
13.6	Notice of Annual General Meeting 2022 and Management Proxy Materials
13.7	Notice of Annual General Meeting 2023 and Management Proxy Material
13.8	Notice of Annual General Meeting 2024 and Management Proxy Materials
14	Notice of Annual General Meeting 2014 and Management Proxy Materials
14.1	Code of Ethics - Previously filed on Form 20-F 2003
15	Notice of Annual General Meeting 2013 and Management Proxy Materials. SECAccessionNo.0001607062-14-000003)
16	Notice of Annual General Meeting 2012 and Management Proxy Materials. (SEC Accession No. 0001137171-12-000249)
17	Notice of Annual General Meeting 2011 and Management Proxy Materials. (SEC Accession No. 0001137171-11-000333)
18	Notice of Annual General Meeting, 2010 and Management Proxy Materials (Incorporated by reference- SEC Accession No. 0001137171-10-000418)
19	Notice of Annual General Meeting, 2009 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K for the month of May, 2009 (SEC Accession No. 0001137171-09-000424)
20	Notice of Annual General Meeting, 2008 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K June 16, 2008 (SEC Accession No. 0001137171-08-000573)
20.1	Notice of Annual General Meeting, 2007 and Management Proxy Materials (Incorporated by reference – previously filed on Form 6K May 31, 2007 (Accession Number 0001137171-07-000842)
20.4	Notice of Special General Meeting, 2005 and Management Proxy Materials (Incorporated by reference - previously filed on Form 6-K December 3, 2004)
21	Geological and Exploration Consulting Contract with Discovery Consultants dated June 6, 2023.
21.2	Geological and Exploration Consulting Contract with Discovery Consultants dated September 29, 2023.
22*	Insider Trading Policy dated May 9 , 2025

* Filed Herewith (Attached)

		Page
12.1*	Sarbanes Oxley Act Section 302, Certified by Jacob H. Kalpakian, President & C.E.O. (Attached)	90
12.2*	Sarbanes Oxley Act Section 302, Certified by Neil Spellman, C.F.O. (Attached)	91
13.1*	Sarbanes Oxley Act Section 906, Certified by Jacob H. Kalpakian, C.E.O. (Attached)	92
13.2*	Sarbanes Oxley Act Section 906, Certified by Neil Spellman, C.F.O. (Attached)	93
22*	INSIDER TRADING POLICY (Attached)
99. *	Financial Exhibits: – (Audited)
99.1*	Schedules I - Marketable Securities - Other Investments	86
99.2*	Schedules II - Amounts Receivable from Related Parties and Underwriters, Promoters and Employees other than Related Parties	87
99.3*	Schedules III & IV - Property, Plant and Equipment and Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment	88
* Filed Herewith

37 CAPITAL INC.

Audited Financial Statements

December 31, 2024 and 2023

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of 37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of comprehensive loss, changes in stockholders’ deficiency, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

PCAOB # 1173

We have served as the Company’s auditor since 2016

Vancouver, Canada

April 29, 2025

37 CAPITAL INC.

Balance Sheets

December 31,

(Expressed in Canadian Dollars)

As at	2024	2023

Assets
Current
Cash	$59,922	$18,304
GST receivable	6,232	4,078
	66,154	22,382
Mineral Property Interests (note 5)	104,502	98,992
Total Assets	$170,656	$121,374

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (notes 6 and 13)	$66,361	$76,546
Due to related parties (note 7)	110,069	82,328
Loan payable (note 8)	37,504	62,973
Convertible debentures (note 9)	549,589	519,589
Total Liabilities	$763,523	$741,436

Stockholders’ Deficiency
Capital stock (note 10)	27,856,612	27,736,269
Equity portion of convertible debentures (note 9)	33,706	33,706
Reserves	139,845	24,000
Deficit	(28,623,030)	(28,414,037)

Total Stockholders’ Deficiency	(592,867)	(620,062)
Total Liabilities and Stockholders’ Deficiency	$170,656	$121,374

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2024	2023	2022
Expenses
Consulting fees (note 10)	$26,206	$—	$—
Employee benefits (note 10)	65,482	—	—
Finance and interest (notes,7,8 and 9)	34,539	36,109	40,598
Legal, accounting and audit	33,064	19,566	21,488
Office, rent and miscellaneous (note 7)	25,761	26,013	38,311
Regulatory and transfer fees	23,941	20,503	24,298
Gain on debt settlement (note 6 and 10)	—	(53,371)	—
Shareholder communications	—	—	341
	208,993	48,820	125,036

Net and Comprehensive Loss for the Year	$(208,993)	$(48,820)	$(125,036)

Basic and Diluted Loss per Common Share	$(0.01)	$(0.00)	$(0.03)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	13,965,536	10,403,481	4,807,317

The accompanying notes form an integral part of these financial statements.

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

				Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2021	4,495,947	$27,511,269	$33,706	$–	$–	$(28,240,181)	$(695,206)
Net loss for the year	–	–	–	–	–	(125,036)	(125,036)
Shares issued for mineral property interest	50,000	1,000	–	–	–	–	1,000
Private placement, net of issuance of costs	1,200,000	24,000	–	24,000	–	–	48,000
Balance, December 31, 2022	5,745,947	$27,536,269	$33,706	$24,000	$–	$(28,365,217)	$(771,242)
Net loss for the year	–	–	–	–	–	(48,820)	(48,820)
Private placement, net of issuance of costs	8,000,000	200,000	–	–	–	–	200,000
Balance, December 31, 2023	13,745,947	$27,736,269	$33,706	$24,000	$–	$(28,414,037)	$(620,062)
Net loss for the year	–	–	–	–	–	(208,993)	(208,993)
Share-based payment	–	–	–	–	91,688	–	91,688
Private placement, net of issuance of costs	1,460,000	120,343	–	24,157	–	–	144,500
Balance, December 31, 2024	15,205,947	$27,856,612	$33,706	$48,157	$91,688	$(28,623,030)	$(592,867)

The accompanying notes form an integral part of these financial statements..

37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2024	2023	2022
Operating Activities
Net loss for the year	$(208,993)	$(48,820)	$(125,036)
Items not involving cash:
Interest expense on loan and convertible debentures	34,531	36,109	36,158
Share-based payment	91,688	—	—
Loss/(Gain) on debt settlement	—	(53,371)	—
	(82,774)	(66,082)	(88,878)
Changes in non-cash working capital (note 11)	15,402	(29,263)	53,176
Cash used in operating activities	(67,372)	(95,345)	(35,702)

Investing Activities
Purchase of mineral property interest	(5,510)	(44,991)	(53,001)
Cash used in investing activities	(5,510)	(44,991)	(53,001)

Financing Activities
Private placement, net of share issue costs	144,500	200,000	48,000
Share issue cost	—	—	—
Repayment of loan payable	(30,000)	—	—
Proceed from related party loan	—	—	64,200
Repayment of loan from related party	—	(41,482)	(24,986)
Cash provided by financing activities	114,500	158,518	87,214

Net increase (decrease) in cash	41,618	18,182	(1,489)
Cash, beginning	18,304	122	1,611
Cash, ending	$59,922	$18,304	$122

The accompanying notes form an integral part of these financial statements..

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

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

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three years (2024 - $208,993; 2023 - $48,820; 2022 - $125,036), as at December 31, 2024 has a deficit of $28,623,030 and its current liabilities exceed its current assets by $697,369 (2023 - $719,054; 2022 $825,243).  As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

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

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

3.	BASIS OF PRESENTATION (Continued)

(c)	Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 29, 2025.

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

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;

•	The provision for income taxes and recognition of deferred income tax assets and liabilities;

•	The inputs in determining the liability and equity components of the convertible debentures; and
•	The inputs in determining the fair value of share-based payments.

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

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

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(iii)	Impairment of financial assets at amortized cost (continued)

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

The mineral property interests are tested for impairment if facts or circumstances indicate that impairment exists:

•	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

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

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(b)	Mineral property interests (continued)

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

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(e)	Income taxes

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

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(h)	Loss per share

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

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued, and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

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

(k)	New Accounting Policies, Standards and Interpretations

On May 1, 2024, the Company adopted the following amendments and accounting standards:

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(k)	New Accounting Policies, Standards and Interpretations (continued)

non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) the carrying amount of the related liabilities; and (iii) facts and circumstances, if any, that indicate that the Company may have difficulty complying with covenants.

The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

(l)	Future Changes in Accounting Policies Not Yet Effective

In April 2024, the IASB issued IFRS Accounting Standards 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS Accounting Standards management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

5.	MINERAL PROPERTY INTERESTS

Extra High Property
Balance, December 31, 2022	$54,001
Exploration costs	44,991
Balance December 31, 2023	98,992
Exploration costs	5,510
Balance, December 31, 2024	$104,502

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

The Extra High property is located in south-central British Columbia, approximately 60 kilometres north of the City of Kamloops, British Columbia, Canada and 22 km east of the town of Barriere. It lies on the southwest side of Samatosum Mountain, located north of Skwaam Bay on Adams Lake. It is centered at 51°08'03" N latitude and 119°49'16" W longitude. It consists of five contiguous BC MTO mineral titles in the Kamloops Mining Division and covers an area of 649 hectares.

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

As at December 31, 2024, the Company owns a 100% undivided right, interest, and title in and to the Extra High Property.

The mineral claims covering the Extra High Property are valid until December 28, 2028.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Trade payables	$31,189	$15,184
Accrued liabilities	35,172	61,362
	$66,361	$76,546

During the year ended December 31, 2024, the Company settled accounts payable of $nil and recognized a gain of $nil (December 31, 2023 – gain of $53,371 and December 31, 2022 - $nil ).

7.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2024	December 31, 2023

Entities controlled by directors (non-interest-bearing)	110,069	82,328
	$110,069	$82,328

The convertible debentures and accrued interest of $549,589 (December 31, 2023 - $519,589) is owed to the Chief Executive Officer, and to a former director of the Company (note 9).

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS (Continued)

During the years ended December 31, the following amounts were charged by related parties.

	2024	2023	2022
Interest charged on amounts due to related parties	$8	$1,100	$1,158
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 13)	12,000	12,000	12,000
Share-based payments	66,362	—	—
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 13)	15,469	15,081	19,272
	$123,839	$58,181	$62,430

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (note 13).

On December 10, 2024 an insider of the Company subscribed for 610,000 units in the capital of the Company at $0.10 per unit in the private placement financing.

8.	LOAN PAYABLE

During May 2021, a party lent the Company $50,000. During the year ended December 31, 2024, the Company repaid the principal amount of $30,000. As of December 31, 2024, the loan has the outstanding principal of $20,000 and accrued interest in the amount of $17,504 (2023 - $12,973).

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

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CONVERTIBLE DEBENTURES FINANCING (Continued)

At December 31 2024, the Company recorded interest expense of $30,000 (December 31, 2023 - $30,000). As of December 31, 2024, $250,000 (December 31, 2023 - $250,000) of convertible debentures are outstanding plus the accrued interest of $299,589 (December 31, 2023- $269,589).

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2022	$489,589	$33,706	$523,295
Interest accrued	30,000		30,000
Balance, December 31, 2023	$519,589	$33,706	$553,295
Interest accrued	30,000		30,000
Balance, December 31, 2024	$549,589	$33,706	$583,295

10.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2024, there are no preferred shares issued.

(b)	Issued

As of December 31, 2024, there are 15,205,947 common shares issued and outstanding.

During the year ended December 31, 2024, the following transaction occurred.

On October 31, 2024 and December 10, 2024, the Company closed two tranches of private placement which was announced on October 1, 2024 for gross proceeds of $117,000 and issued 1,170,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. The Company paid a finder’s fee of $1,500 in cash and issued 15,000 share purchase warrants exercisable for two (2) years at the price of $0.15 per share. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws

On September 20, 2024, the Company closed a non-brokered private placement financing for gross proceeds of $29,000 through the issuance of 290,000 units of the Company at $0.10 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $ nil.

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(b)	Issued (continued)

During the year ended December 31, 2023, the following transactions occurred:

On July 24, 2023, the Company closed a non-brokered private placement financing, for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit to related parties. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual method the warrants were valued at $ nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was not recorded.

On May 15, 2023, the Company closed a non-brokered private placement financing for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit of which 5,600,000 were subscribed to related parties. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $ nil.

During the year ended December 21, 2021, the following share transaction occurred:

On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

(c)	Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2022	1,280,000	$0.08
Expired	(80,000)	$0.50
Issued	8,000,000	$0.05
Balance, December 31, 2023	9,200,000	$0.05
Issued	1,475,000	$0.15
Balance, December 31, 2024	10,675,000	$0.06

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(c)	Warrants (continued)

As of December 31, 2024, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding

October 31, 2026	$0.15	15,000
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
September 20, 2027	$0.15	290,000
October 31, 2027	$0.15	650,000
December 4, 2027	$0.15	520,000
May 15, 2028	$0.05	6,000,000
July 24, 2028	$0.05	2,000,000
		10,675,000

The weighted average remaining contractual life for warrants outstanding at December 31, 2024 is 3.26 years (2023 – 4.34 years).

(d)	Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

On January 29, 2024, the Company issued 1,250,000 stock options with an exercise price of $0.10. The options expire in three years from the grant date and vest 25% on the grant date, with 25% vesting each 6 months following the grant date. The fair value of the options granted was $92,665 or $0.074 per option.

On January 29, 2024, the Company issued 500,000 stock options with an exercise price of $0.10. The options expire in three years from the grant date and vest 25% one-year from the grant date, with 25% vesting each 6 months following the one-year anniversary. The fair value of the options granted was $30,666 or $0.061 per option.

On December 5, 2024, the Company issued 400,000 stock options with an exercise price of $0.10. The options expire in three years from the grant date and vest 25% on the grant date, with 25% vesting each 6 months following the grant date. The fair value of the options granted was $25,972 or $0.065 per option.

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK (Continued)

The following summarizes the officer, director and consultants stock options that were granted and expired during the Year ended December 31, 2024 and 2023. The options vest 25% on grant and thereafter at 25% every six months or after one year:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2022 & 2023	—	$—
Issued	2,150,000	$0.10
Expired	(250,000)	$0.10
Balance, December 31, 2024	1,900,000	$0.10

The weighted average remaining contractual life for options outstanding at December 31, 2024 is 2.26 years.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $65,482 (2023 - $ nil) were recognized as employee benefits and $26,206 (2023 - $ nil) was recognized as consulting fees for options granted to consultants

The grant date fair value of consultant options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

For the year ended December 31, 2024
Grant-date share price	$0.10
Weighted average grant-date fair value	$0.063
Exercise price	$0.10
Risk-free interest rates	3.31%
Expected life of options (in years)	2.73
Expected volatility of share price	139.99%
Expected dividend yield	0%

The grant date fair value of officer and director options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

For the year ended December 31, 2024
Grant-date share price	$0.10
Weighted average grant-date fair value	$0.076
Exercise price	$0.10
Risk-free interest rates	3.80%
Expected life of options (in years)	3.00
Expected volatility of share price	131.04%
Expected dividend yield	0%

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

11.	CHANGES IN NON-CASH WORKING CAPITAL

	2024	2023	2022
GST receivable	$(2,154)	$(2,518)	$(1,058)
Accounts payable and accrued liabilities	(10,185)	(46,245)	26,162
Due to related parties	27,741	19,500	28,072
	$15,402	$(29,263)	$53,176
Supplemental information
Non-cash items
Interest expense included in convertible debt	$30,000	$30,000	$30,000
Interest expense included in due to related parties	—	—	889
Shares issued for mineral property interests	$—	$—	$1,000

12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to income before income taxes.

For the years ended December 31,	2024	2023	2022
Loss before income taxes	$208,993	$48,820	$125,036
Statutory income tax rate	27%	27%	27%
Expected income tax benefit	(56,428)	(13,181)	(33,760)
Items not deductible for income tax purposes	24,756	—	—
Tax effect of flow-through shares	—	13,500	—
Under provided in prior years	(1,353)	(112,126)	(36,896)
Unrecognized benefit of deferred tax assets	33,025	111,807	70,656
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	INCOME TAXES (Continued)

For the years ended December 31,	2024	2023
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,651,176	$2,646,167
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,763,960	4,646,655
Capital losses carried forward	1,368,931	1,368,931
Unrecognized deductible temporary differences	$9,482,907	$9,360,593

At December 31, 2024, the Company has non-capital losses of $4,763,960 (2023 - $4,646,655), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses expire in the years 2027-2044.

The Company has available approximate net capital losses of $1,368,931 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,755,000 that may be carried forward indefinitely.

13.	COMMITMENTS

a)	The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

b)	The Company has an office support services agreement with Jackpot which has been extended until September 30, 2025. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other three-month’ notice in writing.

c)	In relation to the flow-through private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022. The Company was unable to incur the $20,000. The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement. As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

d)	In relation to the flow-through private placement completed during July 2023, the Company is committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company had incurred $44,991 and had renounced the $50,000 with the remaining $5,009 being spent during January 2024.

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders' deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024. The Company is not subject to externally imposed capital requirements.

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

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d)	Liquidity risk (continued)

At December 31, 2024, the Company had cash of $59,922 (December 31, 2023 - $18,304) available to apply against short-term business requirements and current liabilities of $763,523 (December 31, 2023 - $741,436). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2024, two convertible debentures together with the accrued interest for a total amount of $549,589 are outstanding and the loan payable in the amount of $20,000 plus accrued interest in the amount of $17,504 are due. Liquidity risk is assessed as high

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2024, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Audited Financial Statements for the

Year ended December 31, 2024

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “7 Capital”) should be read in conjunction with the annual audited financial statements for the years ended December 31, 2024 and 2023 and the notes thereto.

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

The following information is prepared as at April 30, 2025.

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

Selected Annual Information

Selected annual information from the financial statements (audited) for the three years ended December 31, 2024, 2023 and 2022 is shown in the following table:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$0	0	0
Interest income	0	0	0
Expenses	208,993	48,820	125,036
Basic and diluted loss per common share before other items	(0.01)	(0.00)	(0.03)
Comprehensive loss	(208,993)	(48,820)	(125,036)
Total assets	170,656	121,374	55,683
Long-term financial obligations	0	0	0
Cash dividends	0	0	0

Results of Operations

For the year ended December 31, 2024:

•	The Company’s operating expenses were $ 208,993 as compared to $48,820 for the corresponding period in 2023 and as compared to $125,036 for the corresponding period in 2022.

•	The Company recorded a comprehensive loss of $208,993 as compared to a comprehensive loss of $48,820 for the corresponding period in 2023 and as compared to a comprehensive loss of $125,036 for the corresponding period in 2022.

•	The Company’s basic and diluted loss per common share was $0.01 as compared to a basic and diluted loss per common share of $0.00 during the corresponding period in 2023 and as compared to a basic and diluted loss per common share of $0.03 during the corresponding period in 2022.

•	The Company’s total assets were $170,656 as compared to $121,374 during the corresponding period in 2023 and as compared to $55,683 during the corresponding period in 2022.

•	The Company’s total liabilities were $763,523 as compared to $741,436 during the corresponding period in 2023 and as compared to $826,925 during the corresponding period in 2022.

•	The Company had a working capital deficiency of $697,369 as compared to working capital deficiency of $719,054 during the corresponding period in 2023 and as compared to a working capital deficiency of $825,243 during the corresponding period of 2022.

The Company is presently not a party to any legal proceedings whatsoever.

Pursuant to debt settlement agreements dated December 11, 2020 totaling the sum of $739,351.50 between the Company and certain creditors, including Jackpot Digital Inc. (“Jackpot’) and the Company’s President and CEO, on January 25, 2021 the Company issued a total of 2,957,406 common shares of the Company at a deemed price of $0.25 per common share (the “Debt Settlement Shares of the Company”), of which Jackpot acquired 597,380 Debt Settlement Shares of the Company and the Company’s President and CEO acquired 615,395 Debt Settlement Shares of the Company. As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 3.99% of the issued and outstanding common shares of the Company.

At the Company’s Annual General Meeting, which was held on December 10, 2024, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and the election of Mathieu McDonald as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019, the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consisted of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. On January 15, 2023, the non-flow through share purchase warrants expired unexercised.

In relation to the flow-through share private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022.  The Company was unable to incur the $20,000.  The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement.  As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

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

On June 5, 2023, the Company announced a non-brokered private placement offering to raise funds for gross proceeds of up to $100,000 by the issuance of up to 4,000,000 flow-through units of the Company at the price of $0.025 per unit. On July 24, 2023, the Company closed the flow-through share offering through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit for gross proceeds of $50,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.05 for a period of five years. The funds raised from this financing were utilized towards exploration work expenditures on the Company’s mineral property located in the Province of British Columbia. In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing. In relation to the flow-through private placement, the Company was committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company incurred $44,991 and had renounced the $50,000 with the remaining $5,009 spent during January 2024.

On March 27, 2024, the Company announced a private placement to raise gross proceeds of up to $30,000 by issuing up to 300,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. On September 20, 2024, the Company closed gross proceeds of $29,000 and issued a total of 290,000 units of the Company. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

On October 1, 2024, the Company announced a private placement to raise gross proceeds of up to $200,000 by issuing up to 2,000,000 units of the Company, at the price of $0.10 per unit. Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date. On October 31, 2024 and December 10, 2024, the Company closed two tranches for gross proceeds of $117,000 and issued a total of 1,170,000 units of the Company. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

The Company’s convertible debenture financing which was announced on December 20, 2024 did not proceed.

Mineral Properties

1.       Extra High Claims

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

During 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Extra High Property (the “Company’s 2023 Exploration Work Program”). The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $30,501 of exploration related expenditures for Phase 2, for a total amount of $50,501.

The mineral claims covering the Extra High Property are valid until December 28, 2028.

As at December 31, 2024, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

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

Fourth Quarter (December 31, 2024)

During the three months [fourth quarter] period ended December 31, 2024:

•	The Company had a comprehensive loss of $64,440 or $0.00 per share as compared to comprehensive loss of $35,061 or $ 0.00 per share during the same three month period (fourth quarter) ended December 31, 2023 and as compared to comprehensive loss of $57,456 or $0.01 per share during the same three-month period (fourth period) ended December 31, 2022.

•	The Company’s Operating costs were $64,440 as compared to $35,061 for the same period in 2023 and as compared to $57,456 for the same period in 2022.

 Summary of Quarterly Results

For the Quarterly Periods ended:	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(64,440)	(33,790)	(42,468)	(68,295)
Income/(loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

For the Quarterly Periods ended:	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Total Revenues	0	0	0	0
Net income/(loss) and Comprehensive income/(loss)	(35,061)	(21,948)	27,072	(18,883)
Income/(loss) per share	(0.00)	(0.00)	0.00	(0.00)

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

During 2025, the Company shall require additional financing to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financing through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financing in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at December 31, 2024:

•	the Company’s total assets were $170,656 as compared to $121,374 for the year ended December 31, 2023 and as compared to $55,683 for the year ended December 31, 2022.

•	the Company’s total liabilities were $763,523 as compared to $741,436 for the year ended December 31, 2023 and as compared to $826,925 for the year ended December 31, 2022.

•	the Company had $59,922 in cash as compared to $18,304 in cash for the year ended December 31, 2023 and as compared to $122 in cash for the year ended December 31, 2022.

•	the Company had GST receivable in the amount of $6,232 as compared to $4,078 for the year ended December 31, 2023 and as compared to $1,560 for the year ended December 31, 2022.

Private Placement Financings

During the year ended December 31, 2024, the following transaction occurred:

•	On October 31, 2024 and December 10, 2024, the Company closed two tranches of private placement which was announced on October 1, 2024 for gross proceeds of $117,000 and issued 1,170,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. The Company paid a finder’s fee of $1,500 in cash and issued 15,000 share purchase warrants exercisable for two (2) years at the price of $0.15 per share. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

•	On September 20, 2024, the Company closed a non-brokered private placement financing for gross proceeds of $29,000 through the issuance of 290,000 units of the Company at $0.10 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2023, the following transactions occurred:

i)	On July 24, 2023, the Company closed a non-brokered private placement financing which was announced on June 5, 2023 for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. Based on the residual method the warrants were valued at $nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was recorded.

ii)	On May 15, 2023, the Company closed the non-brokered private placement financing which was announced in December 2022 for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. Based on the residual value the warrants were valued at $nil.

During the year ended December 31, 2021, the following share transactions occurred:

i)	On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

Loan Payable

During May 2021, an arm’s length party lent the Issuer the amount of $50,000. As of December 31, 2024, the $20,000 of the loan is outstanding and has accrued interest in the amount of $17,504.

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

As at December 31 2024, the Company recorded interest expense of $30,000 (December 31, 2023 - $30,000). As of December 31, 2024, $250,000 of the convertible debentures are outstanding plus the accrued interest of $299,589 (December 31, 2023 - $269,589).

Warrants

As at December 31, 2024, a total of 10,675,000 share purchase warrants exercisable at the price of $0.05 and $0.15 per warrant share were outstanding. As of the date of this MD&A, there are 10,675,000 share purchase warrants outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

As at December 31, 2024, a total of 1,900,000 were granted to directors, officers and consultants exercisable at $0.10 per share for a period of three (3) years (December 31, 2023 – Nil).

The weighted average remaining contractual life for options outstanding at December 31, 2024 is 2.26 years (December 31, 2023 – nil).

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $65,482 (December 31, 2023 - $nil) were recognized as employee benefits and $26,206 (December 31, 2023 - $nil) was recognized as consulting fees for options granted to consultants.

Material Accounting Policy Information

The Annual Audited Financial Statements for the year ended December 31, 2024 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Material Accounting Policies are detailed in Note 4 of the Company’s Annual Audited Financial Statements for the year ended December 31, 2024.

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

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue, or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

The Company has an office support services agreement with Jackpot which has been extended until September 30, 2025. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

The amounts due to related parties are unsecured, payable on demand, which consist of the following:

	December 31, 2024	December 31, 2023
Advances from directors (interest at prime plus 1%)	$—	$—
Entities controlled by directors (non-interest-bearing)	110,069	82,328
	$110,069	$82,328

During the years ended December 31, the following amounts were charged by related parties.

	2024	2023	2022

Interest charged on amounts due to related parties	$8	$1,100	$1,158
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors	12,000	12,000	12,000
Share-based payments	66,362	—	—
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	15,469	15,081	19,272
	$123,839	$58,181	$62,430

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the principal amount and the accrued interest to the two directors. On October 29, 2021 the Company entered into an Addendum to the Convertible Debentures whereby the maturity date of the principal amount of $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely,until mutual consent of the Company and Lender has been reached.

The convertible debentures and accrued interest of $549,589 (December 31, 2023 - $519,589) are owed to the Chief Executive Officer, and to a former director of the Company.

As of the date of this MD&A, Jackpot owns 607,377 common shares of the Company representing 3.99% of the Company’s issued and outstanding common shares.

On December 10, 2024 an insider of the Company subscribed for 520,000 units in the capital of the Company at $0.10 per unit in the private placement financing.

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

At December 31, 2024, the Company had cash of $59,922 (December 31, 2023 - $18,304) available to apply against short-term business requirements and current liabilities of $763,523 (December 31, 2023 - $741,436). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2024, two convertible debentures together with the accrued interest for a total amount of $549,589 are outstanding, and the loan payable in the amount of $20,000 plus accrued interest in the amount of $17,504 are due. Liquidity risk is assessed as high.

(e)       Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2024, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Annual Audited Financial Statements for the years ended December 31, 2024 and 2023.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at April 30, 2025	15,205,947	Nil	N/A	N/A
Warrants	15,000 250,000 750,000 200,000 290,000 650,000 520,000 6,000,000 2,000,000 10,675,000	Nil	$0.15 $0.05 $0.05 $0.05 $0.15 $0.15 $0.15 $0.05 $0.05	October 31, 2026 August 31, 2027 October 7, 2027 October 31, 2027 September 20, 2027 October 31, 2027 December 4, 2027 May 15, 2028 July 24, 2028
Stock Options	1,900,000	Nil	$0.10	January 29, 2027 – December 5, 2027
Fully Diluted as at April 30, 2025	27,780,947	Nil

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

SIGNATURE PAGE

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F (2024) and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 CAPITAL INC.

“Jacob H. Kalpakian”

Jacob H. Kalpakian

President & Chief Executive Officer

 Dated this 15th day of May 2025.

